Form 20-F
period 2017-12-31
BeyondSpring Inc.
filed 2018-04-03
CIK 1677940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
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

Dr. Lan Huang, Chairperson of the Board and Chief Executive Officer
Telephone: +1 (646) 305-6387
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,530,702 Ordinary Shares as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐   No  ☒

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this annual report include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our studies in animals and clinical trials, and our research and development programs;

•	our ability to advance our product candidates into, and successfully complete, clinical trials;

•	our reliance on the success of our clinical-stage product candidates;

•	the timing or likelihood of regulatory filings and approvals;

•	the commercialization of our product candidates, if approved;

•	our ability to develop sales and marketing capabilities;

•	the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model, strategic plans for our business and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	costs associated with defending intellectual property infringement, product liability and other claims;

•	regulatory development in the U.S., China and other jurisdictions;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our product candidates;

•	developments relating to our competitors and our industry, including competing therapies;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the U.S. Jumpstart Our Business Startups Act, or the JOBS Act;

•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance; and

•	the future trading price of our ordinary shares and impact of securities analysts’ reports on these prices.

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

The selected consolidated statements of comprehensive loss data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2015 have been derived from our audited consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. You should read this data together with our audited consolidated financial statements and related notes included elsewhere in this annual report and the information under the caption “Item 5. Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our future result.

	Year Ended December 31,
	2015	2016	2017
	(In thousands of U.S. Dollars (“$”), except share and per share amounts)
Consolidated statements of comprehensive loss data:
Revenue	—	—	—
Operating expenses:
Research and development (including patent cost of $42,259 for the year ended December 31, 2017)	(6,282)	(10,437)	(88,928)
General and administrative	(1,193)	(1,931)	(9,053)

Loss from operations	(7,475)	(12,368)	(97,981)
Foreign exchange gain (loss), net	13	(195)	555
Interest income	13	18	120
Other income	—	—	918
Interest expense	(532)	—	—
Loss on disposal of property and equipment	(27)	—	—
Net loss on equity method investment	(44)	—	—

Net loss before income tax	(8,052)	(12,545)	(96,388)
Income tax benefit	—	—	—

Net loss	(8,052)	(12,545)	(96,388)
Less: Net loss attributable to noncontrolling interests	(82)	(535)	(4,625)

Net loss attributable to BeyondSpring Inc.	(7,970)	(12,010)	(91,763)

Net loss per share
Basic and diluted	(0.53)	(0.75)	(4.40)

Weighted average shares outstanding Basic and diluted	15,171,370	16,086,419	20,866,084

	Year Ended December 31,
	2015	2016	2017
	(In thousands of U.S. Dollars (“$”), except share and per share amounts)

Other comprehensive loss
Foreign currency translation adjustment gain (loss)	(21)	(64)	(1)

Total comprehensive loss	(8,073)	(12,609)	(96,389)
Less: Comprehensive loss attributable to noncontrolling interests	(92)	(561)	(4,535)

Comprehensive loss attributable to BeyondSpring Inc.	(7,981)	(12,048)	(91,854)

Consolidated balance sheet data:
Cash	10,821	11,687	27,481

Total assets	10,970	14,908	32,828
Total current liabilities	1,312	2,609	4,792
Total liabilities	1,312	2,609	4,792

Noncontrolling interests	708	147	960
Total equity	9,658	12,299	28,036

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Financial Position and Need for Additional Capital

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

Wanchun Biotech, the former holding company of our U.S. subsidiary, was formed in 2010. Our operations to date have focused on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio, including protecting the rights to Plinabulin, and conducting studies in animals and clinical trials of Plinabulin. Our current pipeline consists of Plinabulin for multiple indications, including the prevention of chemotherapy-induced severe neutropenia, or CIN, as a direct anticancer agent in non-small cell lung cancer, or NSCLC, when combined with docetaxel and as a direct anticancer agent in NSCLC when combined with nivolumab and a pipeline of preclinical immuno-oncology product candidates. We have not yet demonstrated the ability to successfully complete large-scale, pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale drug, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. We have not yet obtained regulatory approval for, or demonstrated an ability to commercialize, any of our product candidates. We have no products approved for commercial sale and have not generated any revenue from product sales. Consequently, it is difficult to evaluate our business and prospects for future performance.

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

Pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or achieve commercial viability and acceptance by patients, doctors and payors. We have devoted most of our financial resources to research and development, including our studies in animals and clinical trials. We have not generated any revenue from product sales to date, and we continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2010. For the year ended December 31, 2017, we reported a net loss of $96.4 million and had an accumulated deficit of $123.9 million as of December 31, 2017, $42.3 million of which was attributable to the shares issued to NPBISPO Liquidating Trust, or Nereus Trust. In connection with our initial public offering, or IPO, completed on March 14, 2017, we issued 2,112,963 ordinary shares to Nereus Trust and terminated the royalty arrangements between us and Nereus Pharmaceuticals, Inc., or Nereus. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results—Results of Operations—Comparison of Years Ended December 31, 2017 and 2016—Research and Development.” The patent acquired from Nereus was expensed as a research and development expense and the cost was determined based on the fair value of the issued ordinary shares of $20 per share. For the years ended December 31, 2015 and 2016, we reported a net loss of $8.0 million and $12.5 million, respectively, and had an accumulated deficit of  $32.1 million as of December 31, 2016. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

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

We expect our research and development expenses to continue to be significant in connection with our continued investment in our ongoing and planned clinical trials for our current product candidates and any future product candidates we may develop. Furthermore, we plan to invest in pre-commercialization activities prior to obtaining regulatory approval and if we obtain regulatory approval for our product candidates, we expect to incur increased sales and marketing expenses. In addition, we incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. These losses have had and will continue to have a material adverse effect on our shareholders’ equity, financial position, cash flows and working capital.

We will need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our current or future product candidates.

We have financed our operations with a combination of equity offerings, shareholder and third-party loans. Through December 31, 2017, we have raised approximately $81.4 million in equity financing, $1.0 million in third party loans, which was since converted into an equity investment, and $8.8 million in shareholder loans, of which $0.4 million has been repaid and $8.4 million was assumed by Wanchun Biotech, the former holding company of our U.S. subsidiary, on July 20, 2015 pursuant to our internal restructuring. Our product candidates will require the completion of regulatory review, significant marketing efforts and substantial investment before they can provide us with any product sales revenue.

Our operations have consumed substantial amounts of cash since inception. The net cash used for our operating activities was $6.6 million, $13.7 million and $28.8 million for the years ended December 31, 2015, 2016 and 2017, respectively. We expect to continue to spend substantial amounts on discovering new product candidates, advancing the clinical development of our product candidates and launching and commercializing any product candidates for which we receive regulatory approval, including building our own commercial organizations to address certain markets in China.

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

Based on our current operating plan, we expect that our existing cash and cash equivalents and short-term investments of $30.6 million as of December 31, 2017 will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the filing of this annual report on Form 20-F. We may utilize our capital resources sooner than we expect.  In addition, completing the clinical trial of Plinabulin in combination with nivolumab for the treatment of NSCLC and our two Phase 2/3 clinical trials for the treatment of CIN and the development of other product candidates will require additional funds. Accordingly, we will require further funding which may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. Our inability to obtain additional funding when we need it could seriously harm our business.

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

Our ability to generate revenue and become profitable depends upon our ability to successfully complete the development of, and obtain the necessary regulatory approvals for, our product candidates and any future product candidates we may develop, as we do not currently have any drugs that are available for commercial sale. We expect to continue to incur substantial and increasing losses through the commercialization of our product candidates and any future product candidates. None of our product candidates has been approved for marketing in China, the U.S., the European Union or any other jurisdiction and may never receive such approval. Our ability to generate revenue and achieve profitability is dependent on our ability to complete the development of our product candidates and any future product candidates we develop, obtain necessary regulatory approvals, and have our drugs manufactured and successfully marketed.

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

Risks Related to Clinical Development of Our Product Candidates

We depend substantially on the success of Plinabulin, which is being developed for multiple indications. Clinical trials of Plinabulin or any other product candidates we develop may not be successful. If we are unable to commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business and the ability to generate revenue related to product sales, if ever, will depend on the successful development, regulatory approval and commercialization of Plinabulin and any other product candidates we may develop. We have invested a significant portion of our efforts and financial resources in the development of our current product candidates and expect to invest in other product candidates. The success of Plinabulin and any other potential product candidates will depend on many factors, including:

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

All of our current clinical trials involve Plinabulin for multiple indications and we may not be successful in our efforts to identify or discover additional product candidates. Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize the development of Plinabulin for different indications. If our current Plinabulin-based product candidates fail to become viable products, our business will be adversely affected.

Although in the future we intend to explore other therapeutic opportunities in addition to Plinabulin, which we acquired from Nereus, and did not develop on our own, currently we have only identified three product candidates that do not include Plinabulin and clinical trials on those candidates have not begun. Development of product candidates requires substantial technical, financial and human resources whether or not we ultimately are successful. Our research programs and those of our collaborators, University of Washington and the Fred Hutchinson Cancer Research Center, or the Fred Hutchinson Center, may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

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

Clinical testing is expensive and can take many years to complete, and failure can occur at any time during the clinical trial process. The results of studies in animals and early clinical trials of our product candidates may not predict the results of later-stage clinical trials. We are currently conducting clinical trials for Plinabulin in CIN and NSCLC, however, we did not conduct the Phase 1/2 clinical trial pertaining to the combination of Plinabulin and docetaxel, or Study 101. Study 101 was conducted by Nereus and we acquired Plinabulin from Nereus after such Phase 1/2 clinical trial had been substantially completed. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through studies in animals and initial clinical trials. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations (including genetic differences), patient adherence to the dosing regimen and the patient dropout rate. Results in later trials may also differ from earlier trials due to a larger number of clinical trial sites and additional countries and languages involved in such trials. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced and significant expense has been incurred.

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of demonstrated efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. For example, the improvement in survival for all patients enrolled in the Plinabulin plus docetaxel arm of the Phase 2 portion of Study 101 was not statistically significant. We decided to proceed with a Phase 3 clinical trial of Plinabulin in combination with docetaxel for advanced NSCLC (Study 103) based on a post hoc analysis of a certain subset of patients as amended based upon our discussions with the FDA. Based on this previous subset analysis, in Study 103, we are enrolling advanced or metastatic NSCLC patients into this trial who have failed at least one previous platinum-based chemotherapy and have measurable lesions. Designing the Phase 3 trial in this manner may increase the risk that the results of the trial may not be what we expect. If the results of Study 103 of Plinabulin in combination with docetaxel for advanced NSCLC do not demonstrate statistically significant efficacy with an acceptable safety profile, we would not be able to obtain approval of Plinabulin for that indication. In addition, based upon a post hoc analysis of Study 101 in which Plinabulin demonstrated a benefit to patients in CIN, we met with the FDA and have initiated two Phase 2/3 trials in CIN (Study 105 and Study 106).  If these trials or other trials we conduct fail to meet their primary statistical and clinical endpoints they will not support CFDA or FDA approval of Plinabulin in one or both of these indications. If this occurs we would need to replace any of the failed trials with a new trial or trials, which would require significant additional expense, cause substantial delays in commercialization and materially adversely affect our business, financial condition, cash flows and results of operations.

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

We cannot commercialize product candidates without first obtaining regulatory approval to market each drug from the FDA, CFDA, EMA or comparable regulatory authorities. Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in studies in animals and well-controlled clinical trials, and, with respect to approval in the U.S., to the satisfaction of the FDA, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate.

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

Our product candidates could fail to receive regulatory approval from any of the FDA, CFDA, EMA or a comparable regulatory authority for many reasons, including:

•	disagreement with regulators regarding the design or implementation of our clinical trials;

•	failure to demonstrate that a product candidate is safe and effective or safe, pure and potent for its proposed indication;

•	failure of clinical trial results to meet the level of statistical significance required for approval. For example, the results of Study 101 were not statistically significant;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with regulators regarding our interpretation of data from studies in animals or clinical trials;

•
insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a new drug application, or an NDA, or other submission or to obtain regulatory approval;

•
the FDA, CFDA, EMA or comparable regulatory authority’s finding of deficiencies related to the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

•	changes in approval policies or regulations that render our preclinical studies and clinical data insufficient for approval.

In addition, conducting our late stage clinical trials for the treatment of CIN and NSCLC for Plinabulin that include a majority of patients in China may create some regulatory risks for our NDA filings in the U.S. Our ongoing NSCLC clinical trial (Study 103) will be conducted in 554 patients with 80% of the patients in China and 20% of the patients in the U.S. and Australia. Our CIN clinical trials (Study 105 and Study 106) will be conducted in approximately 400 patients with approximately 50% of the patients in China and 50% of the patients in the U.S., Russia, Hungary and the Ukraine.  If no benefit is shown in the U.S. population, if the results of our studies do not support the assessment that the Phase 2/3 study data may be pooled, or if the patient population enrolled does not reflect the U.S. standard of care, the findings of the trials might not be considered to be applicable to U.S. patients and the FDA might not approve our NDA.

Any of the FDA, CFDA, EMA or a comparable regulatory authority may require more information, including additional preclinical studies or clinical data, to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request. For example, because the FDA views squamous and non-squamous NSCLC as distinct diseases, depending on the results of our Phase 3 trial on NSCLC, we may only be able to obtain approval in one of those diseases. Regulatory authorities also may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that is not desirable for the successful commercialization of that product candidate. In addition, if our product candidate produces undesirable side effects or involves other safety issues, the FDA may require the establishment of a Risk Evaluation Mitigation Strategy, or REMS, or the CFDA, EMA or a comparable regulatory authority may require the establishment of a similar strategy. Such a strategy may, for instance, restrict distribution of our product candidate, require patient or physician education or impose other burdensome implementation requirements on us.

Any of the foregoing scenarios could materially harm the commercial prospects of our product candidates.

Regulatory approval may be substantially delayed or may not be obtained for one or all of our product candidates if regulatory authorities require additional time or studies to assess the safety or efficacy of our product candidates.

We may be unable to complete development of our product candidates or initiate or complete development of any future product candidates we may develop on schedule, if at all. Based on our current operating plan, we expect that our existing cash and cash equivalents and short-term investments of $30.6 million as of December 31, 2017 will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the filing of this annual report. We may utilize our capital resources sooner than we expect. In addition, completing the clinical trials of Plinabulin in combination with nivolumab for the treatment of NSCLC and the development of other product candidates will require additional funds.  If regulatory authorities require additional time or studies to assess the safety or efficacy of our product candidates, we may not have or be able to obtain adequate funding to complete the necessary steps for approval for our product candidates or any future product candidate.

Studies in animals and clinical trials required to demonstrate the safety and efficacy of our product candidates are time consuming and expensive and take several years or more to complete. Delays in clinical trials, regulatory approvals or rejections of applications for regulatory approval in the U.S., China, Europe or other markets may result from many factors, including:

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

The results from our Phase 2/3 trials in CIN (Study 105 and Study 106) and our Phase 3 trial in advanced NSCLC (Study 103) may not be sufficiently robust to support the submission or approval of marketing applications for our product candidates. The FDA, CFDA, EMA or other regulatory authorities may require us to enroll additional subjects or conduct additional clinical trials.

It is possible that the FDA, CFDA, EMA or other regulatory authorities may not consider the results of our two Phase 2/3 trials in CIN or the Phase 3 trial for NSCLC to be sufficient for approval of our Plinabulin for each indication. In particular, the FDA generally requires two pivotal clinical trials to approve a drug. In the area of oncology, however, the FDA has in some instances only required one Phase 3 clinical trial for approval of a drug in cases of severe unmet medical need. The FDA typically does not consider a single clinical trial to be adequate to serve as a pivotal trial unless, among other things, it is well-controlled and demonstrates a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and a confirmatory study would be practically or ethically impossible. While we have been informed by the FDA that one Phase 2/3 trial with (i) results that are highly statistically significant, (ii) a clinically meaningful effect on survival that is consistent among relevant subgroups and (iii) an acceptable risk-benefit profile may be sufficient for approval of Plinabulin as an anticancer agent in advanced metastatic NSCLC, because the FDA generally requires two pivotal clinical trials, it may require that we conduct larger or additional clinical trials of our Plinabulin product candidates prior to each NDA submission or as a requirement for approval for each indication. It is also possible that, even if we achieve favorable results in the Phase 2/3 CIN trials or Phase 3 NSCLC trial, the FDA may require us to enroll additional subjects or conduct additional clinical trials, possibly involving a larger sample size or a different clinical study design, particularly if the FDA does not find the results from each Phase 2/3 CIN trial or Phase 3 NSCLC trial to be sufficiently persuasive to support each NDA submission.

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

In October 2017, the Central Committee of the Communist Party of China and General Office of the State Council issued the Opinions on Deepening the Reform of the Evaluation and Approval System and Inspiring Innovation of Drugs and Medical Devices.  This opinion provides, among other things, that the review and approval process should be accelerated for drugs or medical devices that are urgently in need for clinical practice. For drugs or medical devices that are (i) for treatment of severe and life threatening diseases that cannot be cured in an effective manner, or (ii) urgently in need to improve public health, if early and mid-term indicators in clinical trials for these drugs or medical devices show efficacy and potential clinical value, the marketing of these drugs and medical devices may be approved conditionally, and companies who desire to market such drugs or medical devices shall develop risk control plans for conducting researches according to applicable requirements.  Based on our discussions with the CFDA, we believe that Plinabulin’s target indications in CIN as well as NSCLC meet that criteria.  If the efficacy data from the interim results for the Phase 3 portion of Study 105, the results for the Phase 2 portion of 106 and the interim results from Study 103 are positive, we plan to pursue accelerated or conditional approval in China in each of the indications in late 2018 or the first half of 2019.  However, we may not succeed in obtaining this conditional or accelerated approval from the CFDA, in which case, the approval pathway will be longer than we expect and we may not ultimately obtain approval.

Our product candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval.

Undesirable adverse events caused by our product candidates or any future product candidates we may develop could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, CFDA, EMA or other comparable regulatory authority. Undesirable adverse events caused by Plinabulin may include, but are not limited to, nausea, vomiting, fatigue, fever, tumor pain and transient blood pressure elevation. Results of our trials at any stage of development could reveal a high and unacceptable severity or prevalence of adverse events. If that occurs, our trials could be suspended or terminated and the FDA, CFDA, EMA or other comparable regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all targeted indications. Plinabulin is the active ingredient in all three of our current clinical product candidates and impacts all of our current clinical trials. As a result, any severe effect produced by Plinabulin will result in negative consequences for each of our current product candidates. Drug-related adverse events could also affect patient recruitment or the ability of enrolled subjects to complete the trial, could result in potential product liability claims and may harm our reputation, business, financial condition and business prospects significantly.

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

If our product candidates or any future product candidates we develop are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the U.S. and requirements of comparable regulatory authorities.

Drug manufacturers and manufacturers’ facilities are required to comply with extensive FDA, CFDA, EMA and comparable regulatory authority requirements, including, in the U.S., ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, regulations. As such, our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

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

The policies of the FDA, CFDA, EMA and of other regulatory authorities may change and we cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.

Risks Related to Commercialization of Our Product Candidates

If we are not able to obtain, or experience delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

We currently do not have any product candidates that have gained regulatory approval for sale in China, the U.S., the European Union or any other country, and we may never have marketable drugs. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize product candidates in a timely manner. We cannot commercialize product candidates without first obtaining regulatory approval to market each drug from the FDA, CFDA, EMA and comparable regulatory authorities. Plinabulin is currently in two clinical developmental programs: one in CIN and the second as an anti-cancer therapy in the treatment of NSCLC.  Plinabulin has been studied in preclinical models and in Phase 1/2 trials to investigate its therapeutic potential in combination with immuno-oncology agents. These trials and future trials may not be successful and regulators may not agree with our conclusions regarding the studies in animals and clinical trials we have conducted to date.

Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in studies in animals and well-controlled clinical trials, and, with respect to approval in the U.S., to the satisfaction of the FDA, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. In the U.S., an NDA must include extensive preclinical studies and clinical data and supporting information to establish, in the case of an NDA, the product candidate’s safety and effectiveness for each desired indication. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. If we submit an NDA to the FDA, the FDA decides whether to accept or reject the submission for filing and any submissions we make may not be accepted for filing and review by the FDA.

Regulatory authorities outside of the U.S., such as the EMA or regulatory authorities in emerging markets, such as in China, also have requirements for approval of drugs for commercial sale with which we must comply prior to marketing in those areas. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking non-U.S. regulatory approval could require additional studies in animals or clinical trials, which could be costly and time consuming. The non-U.S. regulatory approval process may include risks similar to those associated with obtaining FDA approval. For all of these reasons, we may not obtain non-U.S. regulatory approvals on a timely basis, if at all.

Specifically, in China, the CFDA categorizes domestically-manufactured innovative drug applications as Category 1 and imported drug applications as Category 5. To date, most of local companies’ domestically-manufactured drug applications are filed in Category 1 if the drug has not already been approved by the FDA or EMA. Most multinational pharmaceutical companies’ drug registration applications are filed in Category 3, which is reclassified as Category 5 according to the Reform Plan for Registration Category of Chemical Medicine issued by CFDA in March 2016. These two categories have distinct approval pathways. We believe the local drug registration pathway, Category 1, is a faster and more efficient path to approval in the Chinese market than Category 5. Companies are required to obtain Clinical Trial Application approval before conducting clinical trials in China. This registration pathway has a fast track review and approval mechanism if the product candidate is on a national priority list. Imported drug registration pathway, Category 5, is more complex and is evolving. China Category 5 registration applications may only be submitted after a drug has obtained an NDA approval and received the Certificate of Pharmaceutical Product, or CPP, granted by a major drug regulatory authority, such as the FDA or EMA. A Category 1 designation by the CFDA may not be granted for any of our product candidates, may be revoked, or may not lead to faster development or regulatory review or approval process. Currently, our lead asset Plinabulin is considered Category 1 drug in China. Moreover, a Category 1 designation does not increase the likelihood that our product candidates will receive regulatory approval.

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

•
A fast track drug registration or clinical trial approval pathway will be available for the following applications: (1) registration of innovative new drugs treating HIV, cancer, serious infectious diseases and orphan diseases; (2) registration of pediatric drugs; (3) registration of geriatric drugs and drugs treating China-prevalent diseases in elders; (4) registration of drugs sponsored by national science and technology grants; (5) registration of innovative drugs using advanced technology, using innovative treatment methods, or having distinctive clinical benefits; (6) registration of foreign innovative drugs to be manufactured locally in China; (7) concurrent applications for new drug clinical trials which are already approved in the U.S. or European Union or concurrent drug registration applications for drugs which have applied for marketing authorization and passed onsite inspections in the U.S. or European Union and are manufactured using the same production line in China; and (8) clinical trial applications for drugs with urgent clinical need and patent expiry within three years, and marketing authorization applications for drugs with urgent clinical need and patent expiry within one year.

In February 2016, the CFDA released the Opinions on Priority Review and Approval for Resolving Drug Registration Applications Backlog, which further clarified the following policies potentially accelerating the approval process of certain clinical trials or drug registrations which may benefit us:

•
A fast track drug registration or clinical trial approval pathway will be available for the following drug registration applications with distinctive clinical benefits: (1) registration of innovative drugs not sold within or outside China; (2) registration of innovative drug transferred to be manufactured in China; (3) registration of drugs using advanced technology, using innovative treatment methods, or having distinctive treatment advantages; (4) clinical trial applications for drugs patent expiry within three years, and marketing authorization applications for drugs with patent expiry within one year; (5) concurrent applications for new drug clinical trials which are already approved in the U.S. or European Union, or concurrent drug registration applications for drugs which have applied for marketing authorization and passed onsite inspections in the U.S. or European Union and are manufactured using the same production line in China; (6) traditional Chinese medicines (including ethnic medicines) with clear position in prevention and treatment of serious diseases; and (7) registration of new drugs sponsored by national key technology projects or national key development projects.

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

In May 2016, the General Office of the State Council issued Circular on the Pilot Program for the Drug Marketing Authorization Holder System, or Circular 41, which signals that the Drug Marketing Authorization Holder System is finally put into implementation. Circular 41 allows institutions of drugs research and development and research specialist staff in Beijing, Tianjin, Hebei, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong and Sichuan, to act as the applicant of drugs registration and to submit applications for drug clinical trials and drugs marketing. For those drugs newly registered after the effective date of Circular 41, applicants are allowed to submit applications for becoming a drugs marketing authorization holder at the same time as they submit applications for drug clinical trials or drugs marketing. In August 2016, the CFDA issued Circular on Conducting Works Regarding the Pilot Program for the Drug Marketing Authorization Holder System, which provides further details on the application procedures stipulated in Circular 41. In August 2017, the CFDA issued the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug Marketing Authorization Holder System. This notice is issued, among other things, to advance implementation of a system pilot program for holders of drug marketing authorization, to delineate the rights and obligations of such holders, to enhance the quality control system for the drug manufacturing process and to improve the responsibility system over drug manufacturing and marketing supply chains.

The CFDA may issue detailed policies regarding fast track clinical trial approval and drug registration pathway, and we expect that the CFDA review and approval process will improve over time. However, how and when this approval process will be changed is still subject to further policies to be issued by the CFDA and is currently uncertain.

The process to develop, obtain regulatory approval for and commercialize product candidates is long, complex and costly both inside and outside the U.S. and China, and approval may not be granted. Even if our product candidates were to successfully obtain approval from the regulatory authorities, any approval might significantly limit the approved indications for use, or require that precautions, contraindications or warnings be included on the product labeling, or require expensive and time-consuming post-approval clinical studies or surveillance as conditions of approval. Following any approval for commercial sale of our product candidates, certain changes to the drug, such as changes in manufacturing processes and additional labeling claims, may be subject to additional review and approval by the FDA, CFDA and EMA and comparable regulatory authorities. Also, regulatory approval for any of our product candidates may be withdrawn. If we are unable to obtain regulatory approval for our product candidates in one or more jurisdictions, or any approval contains significant limitations, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed. Furthermore, we may not be able to obtain sufficient funding or generate sufficient revenue and cash flows to continue the development of our product candidates or any future product candidates we may develop.

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

We currently have no sales, marketing or commercial product distribution capabilities and have no experience in marketing drugs. In China, if approved for sale, we intend to build our own sales force to commercialize Plinabulin for the treatment of CIN and NSCLC, through our Chinese subsidiary, Dalian Wanchunbulin Pharmaceuticals Ltd., or Wanchun Bulin.  Plinabulin has been granted status as a 2017 National Science and Technology Major Project in China, or the 2017 Innovation Award.  As a result of the 2017 Innovation Award, Plinabulin is included in the National Drug Priority List in China and, pending drug approval and successful pricing negotiations with the Chinese government, Plinabulin has the potential to be included in the National Insurance System, which would allow for faster access to patients and reimbursement.  However, even if Plinabulin is approved for sale in China we may not be successful in transitioning to full commercialization.  We have no experience negotiating pricing arrangements and may be unable to reach agreement on pricing.  In addition, building our own sales force for marketing Plinabulin will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

In the U.S., Europe and other major markets outside of China, we expect to partner with one or more global pharmaceutical companies to market Plinabulin, if approved for sale, in CIN and advanced NSCLC. However, we may not be able to establish or maintain such collaborative arrangements, and even if we are able to do so, the global pharmaceutical companies may not have effective marketing abilities. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. In addition, depending on the nature of arrangements we are able to obtain with global pharmaceutical companies, we may have little or no control over their marketing and sales efforts, and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

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

Drug products approved under an NDA, such as our product candidates, if they were to be approved, could face generic competition earlier than expected. The enactment of the Generic Drug User Fee Amendments of 2012 the Food and Drug Administration Safety and Innovation Act of 2012 established a user fee program that will generate hundreds of millions of dollars in funding for the FDA’s generic drug review program. Funding from the user fee program, along with performance goals that the FDA negotiated with the generic drug industry, could significantly decrease the timeframe for FDA review and approval of generic drug applications.

In addition, legislative proposals emerge from time to time in various jurisdiction to further encourage the early and rapid approval of generic drugs. Any such proposal that is enacted into law could increase competition for our product candidates in the event any of them gains approval.

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

In China, the U.S., the European Union and some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay regulatory approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain regulatory approval.

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

Among the provisions of the Affordable Care Act of importance to our potential product candidates are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service Act pharmaceutical pricing program;

•	requirements to report financial arrangements with physicians and teaching hospitals;

•	a requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted in the U.S. since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. In January 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, the Bipartisan budget Act of 2018, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, and also increase in 2019 the percentage that a drug manufacturer must discount the cost of the prescription drugs from 50% under current law to 70%.

We expect that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In particular, since the November 2016 U.S. election, President Trump and the U.S. Congress have made numerous efforts to repeal or amend the Affordable Care Act in whole or in part.  In May 2017, the U.S. House of Representatives voted to pass the American Health Care Act, or the AHCA, which would repeal many provisions of the Affordable Care Act.  The Senate considered but failed to pass the AHCA or a comparable measure, but Congress may consider further legislation to repeal or replace elements of the Affordable Care Act.  In addition, the Tax Cuts and Jobs Act, which President Trump signed into law in December 2017, repeals Affordable Care Act’s individual health insurance mandate, which is considered a key component of the Affordable Care Act. Thus, the full impact of the Affordable Care Act, or any law replacing elements of it, on our business remains unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the regulatory approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent regulatory approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. In the U.S., there also is increased public and governmental scrutiny of the cost of drugs and drug pricing strategies, including by the U.S. Senate and federal and state prosecutors. The U.S. Congress and numerous state legislatures are considering legislation that may impact the prices that drug manufacturers are permitted to charge for their products or require increased transparency around drug pricing practices. We cannot know whether any of these changes will be enacted and, if so, whether they would impact the prices we would be able to charge for our product candidates, if they gain approval in the U.S.

We may be subject, directly or indirectly, to applicable U.S. federal and state anti-kickback, false claims laws, physician payment transparency laws, fraud and abuse laws or similar healthcare and security laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of any products for which we obtain regulatory approval. If we obtain FDA approval for any of our product candidates and begin commercializing those drugs in the U.S., our operations may be subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician payment sunshine laws and regulations. These laws may impact, among other things, our potential sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

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

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our future business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Affordable Care Act, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes. As a result of such amendment, a person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation. Moreover, the Affordable Care Act provides that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

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

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the U.S. will also likely subject us to non-U.S. equivalents of the healthcare laws mentioned above, among other non-U.S. laws.

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

Our success depends in large part on our ability to obtain and maintain patent protection in the U.S., China and other countries with respect to our proprietary technology and product candidates. As of February 28, 2018, we owned thirteen issued U.S. patents directed to Plinabulin and Plinabulin analogs, their synthesis and their use in the treatment of various disorders including lung cancer. In addition, we had counterpart granted patents in 33 foreign jurisdictions, including Japan, South Korea, China, Europe and other countries. The U.S. patents are scheduled to expire between 2021 and 2025, excluding any patent term restorations. We had five families of pending patent applications directed to use of Plinabulin in neutropenia reduction, use of Plinabulin for treating RAS mutant tumors and brain tumors, polymorphic forms of Plinabulin, and the use of Plinabulin in combination with checkpoint inhibitors. If these applications were to issue, they would nominally expire between 2033 and 2036. We had three pending Patent Cooperation Treaty, or PCT, patent applications directed to reduction of CIN, the therapeutic use of tubulin binding compounds, and dosage regimens. If applications claiming priority to these PCT applications were to issue, they would nominally expire in 2037 or 2038.

With respect to issued patents in certain jurisdictions, for example, the U.S. and Europe, we may be entitled to obtain a patent term extension to extend the patent expiration date provided we meet the applicable requirements for obtaining such patent term extensions. We have sought to protect our proprietary position by filing patent applications in the U.S. and through the PCT related to novel technologies and product candidates that we consider to be important to our business. This process is time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

Our pending patent applications may not result in issued patents in the U.S. or non-U.S. jurisdictions in which such applications are pending. Even if patents do issue on any of these applications, a third party nevertheless may challenge their validity. Moreover, we may not obtain sufficient claim scope in those patents to prevent a third party from competing successfully with our product candidates. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or product candidates in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection of our technology and product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world could be prohibitively expensive for us, and our intellectual property rights in some non-U.S. countries can have a different scope and strength than do those in the U.S.  In addition, the laws of certain non-U.S. countries do not protect intellectual property rights to the same extent as U.S. federal and state laws do. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing drugs made using our inventions in and into the U.S. or non-U.S. jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own drugs and further, may export otherwise infringing drugs to non-U.S. jurisdictions where we have patent protection, but where enforcement rights are not as strong as those in the U.S.  These drugs may compete with our product candidates and our patent rights or other intellectual property rights may not be effective or adequate to prevent them from competing.

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

Competitors may infringe our patent rights or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. This can be expensive and time consuming. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. Many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce and/or defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that patent rights or other intellectual property rights owned by us are invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent rights or other intellectual property rights do not cover the technology in question. An adverse result in any litigation proceeding could put our patent, as well as any patents that may issue in the future from our pending patent applications, at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, some of our confidential information could be compromised by disclosure during this type of litigation.

If we initiate legal proceedings against a third party to enforce our patent, or any patents that may issue in the future from our patent applications, that relates to one of our product candidates, the defendant could counterclaim that such patent rights are invalid or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include ex parte re-examination, inter partes review, post-grant review, derivation and equivalent proceedings in non-U.S. jurisdictions, such as opposition proceedings. Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover and protect our product candidates. With respect to the validity of our patents, for example, there may be invalidating prior art of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the U.S.  Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, some of our confidential information could be compromised by disclosure during this type of litigation.

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

In most countries in which we file, including the U.S., the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords is limited. Even if patents covering our product candidates are obtained, we may be open to competition from other companies as well as generic medications once the patent life has expired for a drug. The granted U.S. patents directed to the Plinabulin composition of matter, its synthesis and use are scheduled to expire between 2021 and 2025, excluding any potential patent term restoration. Upon the expiration of our issued patents or patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors and our business and results of operations may be adversely affected.

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

Our success is heavily dependent on intellectual property, particularly patent rights. Obtaining and enforcing patents involves both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the U.S. has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained, if any. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in a recent case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that our currently-issued patents directed to our product candidates and any patents that may issue from our pending patent applications if issued in their currently pending forms will be found invalid based on this decision, future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patent rights. There could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other intellectual property rights.

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

•
manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies in the U.S. and other regulatory authorities to ensure strict compliance with cGMPs and other government regulations and corresponding non-U.S. requirements and our third-party manufacturers may fail to comply with these regulations and requirements;

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

Currently, our drug raw materials for our manufacturing activities are supplied by multiple source suppliers. We have agreements for the supply of drug materials with manufacturers or suppliers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. However, if supplies are interrupted, it would materially harm our business.

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

Disclaimers that the comparative claims are not based on head-to-head trials may not be sufficient to insulate the responsible party from an FDA or FTC enforcement action. False and misleading advertising and promotion is a violation of the Federal Food, Drug, and Cosmetic Act, or the FDCA, and subjects the responsible party to sanctions including, but not limited to, warning letters, injunctions, civil penalties and criminal prosecution. Additionally, a product is misbranded under the regulations if, in an effort to promote the product, a responsible party makes a false or misleading representation with respect to a competing drug, device or biologic. We have not conducted head-to-head trials with any other therapies for the prevention of neutropenia, such as granulocyte colony stimulating factor, or G-CSF, therapies. As a result, we will be limited in our ability to market Plinabulin using available data from separate trials of competing therapies. If we decide to market Plinabulin’s benefits as compared to other therapies, we will need to conduct head-to-head clinical trials which may be time consuming and expensive and may not be successful.

We have limited rights to Plinabulin inside China and Hong Kong.

Wanchun Bulin, a partially owned subsidiary, holds the intellectual property rights to Plinabulin in China and Hong Kong. We currently indirectly own 60% equity interest of Wanchun Bulin. The remaining 40% is held by Wanchun Biotech, a Chinese limited liability company owned by Lan Huang, our Chief Executive Officer, Linqing Jia, our major shareholder, and Dong Liang, our minority shareholder. As a result, any distributions resulting from Wanchun Bulin on account of its equity ownership will not be fully received by us as the parent company, and any payment from us to Wanchun Bulin will indirectly benefit Dr. Huang, Mr. Jia and Mr. Liang. There may never be any revenue or other funds to repay these amounts to us as the parent company. In addition, under Chinese laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.  Registered share capital and capital reserve accounts are also restricted from withdrawal in China. As of December 31, 2017, these restricted assets totaled RMB 15.6 million ($2.4 million).

Our future success depends on our ability to retain our Chief Executive Officer and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Lan Huang, Ph.D., our Founder, Chairman of our Board of Directors and Chief Executive Officer and the other principal members of our management and scientific teams. Although we have formal employment agreements with most of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time. On February 20, 2018, Richard A. Brand resigned as our Chief Financial Officer. Our Controller, Amy Yang, acted as our interim Chief Financial Officer until Edward Dongheng Liu was appointed as our Chief Financial Officer on March 26, 2018. We do not maintain “key person” insurance for any of our executives or other employees. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we provide share incentive grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our ordinary share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with our key employees, any of our employees could leave at any time, with or without notice.

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

As of March 26, 2018, we had 38 full-time employees. Of these, 26 were engaged in full-time research and development and laboratory operations and 12 were engaged in full-time general and administrative functions. As of March 26, 2018, 14 of our employees were located in China and 24 were located in the U.S. We have also engaged and may continue to engage independent contractors who are not full-time employees, to assist us with our operations. As our development and commercialization plans and strategies develop, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

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

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and other similar non-U.S. regulatory authorities; provide true, complete and accurate information to the FDA and other similar non-U.S. regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the U.S. and similar non-U.S. fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those drugs in the U.S., our potential exposure under U.S. laws will increase significantly and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients and our use of information obtained in the course of patient recruitment for clinical trials, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally.

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

We previously identified a material weakness in our internal control over financial reporting, which has been remediated. Nevertheless, if we fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an “emerging growth company,” as defined in the JOBS Act. We do not expect our independent registered public accounting firm to attest to our management report on internal control over financial reporting for so long as we are an emerging growth company.

In connection with the audit of our financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 we identified a material weakness in our internal control over financial reporting. The material weakness related to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. After identifying the material weakness we implemented measures designed to improve our internal control over financial reporting to remediate the material weakness, including the following: (i) we have hired a new controller, two new staff accountants and a bookkeeper intern in our accounting department in the U.S. and a cashier in our accounting department in China, all of whom have knowledge and sufficient experience in accounting and financial reporting matters, (ii) we have obtained accounting and advisory services from professional accounting consultants with U.S. GAAP and SEC reporting experience, (iii) we continue to improve the capabilities of existing financial reporting personnel through training and education in the accounting and reporting requirements under U.S. GAAP and SEC rules and regulations, (iv) we continue to develop, communicate and implement an accounting policy manual for our financial reporting personnel for recurring transactions and period-end closing processes, (v) we continue to develop, communicate and implement standard of performance on accounting control points, (vi) we continue to establish effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures; and (vii) we have purchased new accounting software to strengthen IT control of all of our subsidiaries.

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report and has concluded that our disclosure controls and procedures were effective as of December 31, 2017. Accordingly, we concluded the previously reported material weakness has been remedied as of December 31, 2017.

While we believe we have remediated this material weakness, we may identify additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. More generally, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, if we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory. We hold employer’s liability insurance generally covering death or work-related injury of employees. We hold public liability insurance covering certain incidents involving third parties that occur on or in our premises. We hold directors and officers liability insurance covering losses or advancement of defense costs resulting from certain legal actions brought against our directors and officers. We do not maintain “key-person” life insurance on any of our senior management or key personnel, or business interruption insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

We incur portions of our expenses, and may in the future derive revenues, in currencies other than the U.S. dollars, in particular, the RMB. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. For example, a significant portion of our clinical trial activities may be conducted outside of the U.S., and associated costs may be incurred in the local currency of the country in which the trial is being conducted, which costs could be subject to fluctuations in currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar. A decline in the value of the U.S. dollar against currencies in countries in which we conduct clinical trials could have a negative impact on our research and development costs. Foreign currency fluctuations are unpredictable and may adversely affect our financial condition, results of operations and cash flows.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the Chinese and other non-U.S. governments. Specifically in China, on July 21, 2005, the Chinese government changed its policy of pegging the value of the RMB to the U.S. dollar. Following the removal of the U.S. dollar peg, the RMB appreciated 18.7% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Chinese government has allowed the RMB to appreciate slowly against the U.S. dollar again. In April 2012, the Chinese government announced that it would allow more RMB exchange rate fluctuation. On August 11, 2015, China’s central bank executed a 1.8% devaluation in the RMB. Over the following two days, Chinese currency fell 1.2% against the dollar. From the exchange rate of 6.40 RMB to one U.S. dollar at August 13, 2015, the Chinese currency continued to fall to a low of 6.96 RMB to one U.S. dollar on December 16, 2016. In 2017, the exchange rate from U.S. dollar to RMB decreased from 6.94 to 6.51. It remains unclear what further fluctuations may occur or what impact this will have on the currency.

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

We had cash and cash equivalents and short-term investments of $30.6 million and $11.7 million at December 31, 2017 and 2016, respectively. We may invest our cash in a variety of financial instruments, principally short-term investment grade, interest-bearing instruments. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. Our exposure to interest rate risk arises through movements in regard to interest income we earn on our deposits and the imputed interest expense from a shareholder loan. To manage the risk, our cash is held at financial institutions that we believe to be of high credit quality. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are currently subject to the reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Under Chinese laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in China. As of December 31, 2017, these restricted assets totaled RMB 15.6 million ($2.4 million).

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

Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us as the parent company. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us as the parent company in the future could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

If the Chinese tax authorities determine that our Cayman Islands holding company is a resident enterprise for Chinese EIT purposes, a number of unfavorable Chinese tax consequences could follow and we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as to Chinese EIT reporting obligations. In that case, it is possible that dividends paid to us as the parent company by our Chinese subsidiaries will not be subject to Chinese withholding tax.

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

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin, an “indirect transfer” of “PRC taxable assets,” including equity interests in a Chinese resident enterprise, by non-Chinese resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of Chinese enterprise income tax. As a result, gains derived from such indirect transfer may be subject to Chinese enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017.  Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

The Chinese tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the Chinese tax authorities make adjustments to the taxable income of the transactions under Bulletin 7 / Bulletin 37, our income tax costs associated with such potential acquisitions or disposals will increase, which may have an adverse effect on our financial condition and results of operations.

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

Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ordinary shares and could have a material adverse effect upon our business, including its results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in our ordinary share trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including its results of operations, financial condition, cash flows and prospects.

The audit report included in this annual report is prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board, or PCAOB, and, as such, our shareholders are deprived of the benefits of such inspection.

As an auditor of companies that are publicly traded in the U.S. and a firm registered with the PCAOB, Ernst & Young Hua Ming LLP is required under the laws of the U.S. to undergo regular inspections by the PCAOB. However, because we have substantial operations within China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work is not currently inspected fully by the PCAOB.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these China-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four China-based accounting firms, including our independent registered public accounting firm, agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. These firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires these firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If these firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require these firms to admit to any violation of law and preserves these firms’ legal defenses in the event the administrative proceeding is restarted. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major Chinese operations may find it difficult or impossible to retain auditors with respect to their operations in China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ordinary shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ordinary shares from the NASDAQ Capital Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the U.S. Moreover, any negative news about the proceedings against these audit firms may adversely affect investor confidence in companies with substantial mainland China-based operations listed in the U.S. All these would materially and adversely affect the market price of our ordinary shares and substantially reduce or effectively terminate the trading of our ordinary shares in the U.S.

Risks Related to Our Ordinary Shares

The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to you.

The trading price of our ordinary shares is likely to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the U.S. may affect the volatility in the price of and trading volumes for our ordinary shares. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards other Chinese companies listed in the U.S. and consequently may impact the trading performance of our ordinary shares.

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

Sales of our ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of March 26, 2018, we had 22,455,702 ordinary shares outstanding. Among these shares, 174,286 ordinary shares have been registered under the Securities Act of 1933, as amended, or the Securities Act, and are freely transferable by persons other than our “affiliates” without restriction or registration; the remaining shares outstanding have not been registered under the Securities Act and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

Nereus Trust, a holder of our ordinary shares, has the right to cause us to register under the Securities Act the sale of its shares. Registration of these shares under the Securities Act would result in ordinary shares representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ordinary shares to decline significantly.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended from time to time), the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities law than the U.S. In addition, some states in the U.S., such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, as shareholders of a Cayman Islands exempted company, our shareholders have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain a copy of our register of members, with the exception that the shareholders may request a copy of our amended and restated memorandum and articles of association. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a Cayman Islands exempted company, we may not have standing to initiate a derivative action in a federal court of the U.S. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a U.S. federal court. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, and some of our directors reside outside the U.S.

We are incorporated in the Cayman Islands. Some of our directors reside outside the U.S. and a substantial portion of their assets are located outside of the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws of the U.S. or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the U.S. or China, although the courts of the Cayman Islands will generally recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits of the underlying disputes provided that such judgment (i) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (ii) is final; (iii) is not in respect of taxes, a fine or penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ordinary shares and deprive you of an opportunity to receive a premium for your ordinary shares.

Our directors, executive officers and principal shareholders beneficially owned approximately 88.94% of our outstanding ordinary shares as of March 26, 2018. Lan Huang, our CEO, Linqing Jia, our major shareholder, and Dong Liang, our minority shareholder also beneficially own the 40% equity interest of Wanchun Bulin that we do not currently own. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including the holders of our ordinary shares. In addition, these persons could divert business opportunities away from us to themselves or others.

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

Under Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2017. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act, we have engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we may not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we intend to report our results of operations voluntarily on a quarterly basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018.

In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our management or members of our board of directors are residents or citizens of the U.S., we could lose our foreign private issuer status.

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

It is likely that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we will be characterized as a PFIC for U.S. federal income tax purposes. We may be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, losing the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. shareholders and having interest charges apply to distributions by us and the proceeds of sales of our shares. For further information on such U.S. tax implications, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

The Internal Revenue Service, or the IRS, may not agree with the conclusion that we should not be treated as a U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Thus, as a corporation organized under the laws of the Cayman Islands, we should generally be classified as a non-U.S. corporation (and therefore a non-U.S. tax resident) for U.S. federal income tax purposes. In certain circumstances, however, section 7874 of the Internal Revenue Code of 1986, or the Code, may cause a corporation organized outside the U.S. to be treated as a U.S. corporation (and, therefore, a U.S. tax resident) unless one or more exceptions apply.

In July 2015, we completed our internal restructuring. See Note 1 to our consolidated financial statements included elsewhere in this annual report for additional information regarding the internal restructuring. As part of the internal restructuring, we executed certain transactions that implicated section 7874 of the Code. Nonetheless, under the rules that apply to transactions that occurred in July 2015, we believe that the internal restructuring qualifies for certain exceptions that operate to prevent the application of section 7874 of the Code and, therefore, we do not expect to be treated as a U.S. corporation for U.S. federal income tax purposes. For a more detailed discussion, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Tax Residence of BeyondSpring Inc. for U.S. Federal Income Tax Purposes.”

Notwithstanding, the application of section 7874 of the Code and its various exceptions is complex and subject to factual and legal uncertainties. Moreover, changes to section 7874 of the Code or the U.S. Treasury regulations promulgated thereunder (or other relevant provisions of U.S. federal income tax law), which may be given prospective or retroactive effect, could adversely affect our conclusion that we should not be considered a U.S. corporation for U.S. federal income tax purposes. As a result, the IRS may not agree with the position that we should not be treated as a U.S. corporation for U.S. federal income tax purposes. If the IRS were to prevail with an assertion that the internal restructuring does not qualify for any exceptions to the application of section 7874 of the Code and that the internal restructuring is subject to section 7874 of the Code, we could be treated as a U.S. corporation for U.S. federal income tax purposes.

If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we would be subject to U.S. corporate income tax on our worldwide income and the income of our non-U.S. subsidiaries would be subject to U.S. tax when repatriated (with a deduction available for the foreign-source portion of such income) or when deemed recognized under the U.S. federal income tax rules for controlled foreign subsidiaries. Additionally, any deferred foreign income of our non-U.S. subsidiaries that has not previously been subject to U.S. taxation, determined as of November 2, 2017 or December 31, 2017 (whichever amount is greater), will be subject to a “transition tax” imposed under the tax reform act, or the Tax Cuts and Jobs Act. Moreover, the gross amount of any dividends paid by us to a non-U.S. shareholder would be subject to U.S. withholding tax at a rate of 30% unless the non-U.S. shareholder is eligible for an exemption or reduced withholding rate under an applicable income tax treaty.

For a more detailed discussion regarding the internal restructuring and the application of section 7874 of the Code, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Tax Residence of BeyondSpring Inc. for U.S. Federal Income Tax Purposes.”

Item 4.	Information on the Company

A.	History and Development of the Company

BeyondSpring Inc. was incorporated as an exempted company under the laws of the Cayman Islands on November 21, 2014. In July 2015, we completed our internal restructuring. See Note 1 to our consolidated financial statements included elsewhere in this annual report for additional information regarding the internal restructuring.

Our principal executive offices are located at 28 Liberty Street, 39th Floor, New York, NY 10005 and our telephone number is +1 (646) 305-6387. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the U.S. is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011. Our website is www.beyondspringpharma.com. The information contained on, or that can be accessed through, our website does not constitute part of this annual report and is not incorporated by reference herein.

Initial Public Offering and Concurrent Private Placement

In March 2017, we completed our initial public offering and the concurrent private placement, in which we received net proceeds of $47.2 million from selling 174,286 ordinary shares in the initial public offering and selling 2,541,048 ordinary shares in the current private placement, after deducting underwriting discounts and commissions, fees and expenses. Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “BYSI.”

B.	Business Overview

Overview

We are a global clinical stage biopharmaceutical company focused on the development and commercialization of innovative cancer therapies. Our lead asset, Plinabulin, is being studied in late stage clinical trials for its potential benefit in the prevention of CIN and as an anticancer agent in combination with docetaxel in advanced NSCLC. We are also investigating Plinabulin’s therapeutic potential in combination with various immuno-oncology indications. One indication is currently in two Phase 1/2 clinical trials of Plinabulin in combination with the immuno-oncology agent nivolumab. We also expect two investigator initiated trials in 2018, one in combination with PD-1 and CTLA-4 antibodies as a treatment for SCLC and the other in combination with pembrolizumab and platinum-based chemotherapy agents as a first-line treatment for NSCLC. We own global rights to Plinabulin in all countries except China.  In China, we own a 60% interest in our Chinese national subsidiary, Wanchun Bulin, which owns a 100% interest in Plinabulin.

Plinabulin is a marine-derived small-molecule with a number of distinct biological activities that may provide multiple therapeutic opportunities. In preclinical studies, Plinabulin increased the survival of neutrophils, a type of white blood cell important in the prevention of bacterial infections. In the Phase 2 portion of a Phase 1/2 clinical trial in 163 advanced NSCLC patients, or Study 101, the addition of Plinabulin to a standard regimen of docetaxel, a commonly used type of chemotherapy, led to a statistically significant reduction in the incidence of grade 3 and 4 neutropenia, an abnormally low blood concentration of neutrophils. CIN is a significant cause of morbidity and mortality in cancer patients and existing therapies, which had annual worldwide sales of over $8.1 billion in 2016, are limited by their side effects and the requirement that they be administered at least 24 hours after chemotherapy treatment. We believe that Plinabulin’s clinical profile, such as its potential for lower bone pain and anti-cancer effects, and its ability to be administered 30 minutes to one hour after chemotherapy (which preserves neutrophils) may make it an attractive alternative to existing therapies for the treatment of CIN.

As part of our registration program for CIN, Plinabulin has been studied in two Phase 2/3 clinical trials for the reduction of CIN intermediate risk chemotherapy with docetaxel (Study 105) in NSCLC, breast cancer and prostate cancer patients, and for the reduction of CIN high risk chemotherapy with TAC (Study 106) in breast cancer patients. Plinabulin was shown to reduce CIN in the Phase 2 portion of Study 105 in which 55 NSCLC patients received one dose of Plinabulin, 30 minutes after docetaxel treatment. The results of the Phase 2 portion of Study 105 established the recommended dose for the Phase 3 portion of the trial. We plan to enroll approximately 150 patients with NSCLC, breast cancer or prostate cancer in the Phase 3 portion of Study 105 plans and plan to enroll approximately 60 patients in the Phase 2 portion of Study 106, which is expected to be completed in late 2018.

We also believe that Plinabulin has direct anti-tumor effects. In the Phase 2 portion of Study 101, the addition of Plinabulin to a standard regimen of docetaxel increased anti-tumor activity compared to docetaxel monotherapy in a subset of patients with measureable lung lesions. In June 2016, we initiated Study 103, a Phase 3 trial in the U.S., China and Australia of Plinabulin in combination with docetaxel in patients with advanced NSCLC. We expect interim data on the primary endpoint of overall survival with respect to death events in 146 patients from this trial to be available in the fourth quarter of 2018 or early 2019 and final data in 2020. In this trial we also evaluated 138 patients on a secondary endpoint of grade 4 neutropenia reduction, and demonstrated Plinabulin’s ability to reduce docetaxel grade 4 neutropenia in NSCLC patients (p<0.0001).

Pending positive results in our three clinical trials, Study 105, Study 106 and Study 103, we expect to submit two NDAs in China in late 2018 or the first half of 2019 for Plinabulin for two separate indications.  The first is for the reduction of CIN in patients undergoing chemotherapy treatment for solid tumor and hematological cancers and the second is for Plinabulin in combination with docetaxel for second and third line treatment of NSCLC.  Based on our previous discussions with the FDA, after finalization of all three clinical trials, which is expected in 2019 for CIN and 2020 for NSCLC, if positive results are achieved, we intend to submit NDAs in the U.S. for CIN in 2019 and for the treatment of NSCLC in 2020.

We have a novel, highly scalable business model that integrates clinical resources in the U.S. and China. We believe that our strategy of dual development in both the U.S. and China has provided and will continue to provide significant advantages including the ability to conduct trials in China, which could result in faster enrollment, lower costs, expedited approval process, as well as access to China’s fast growing cancer market. Our drug development capabilities are facilitated by strong interest from clinical investigators in the U.S. as well as by our understanding of the pharmaceutical industry, clinical resources and regulatory system in China.

Our principal executive offices are located in New York, and we also have offices in Dalian, China, a hub for pharmaceutical companies. We are incorporated in the Cayman Islands. Our management team has deep experience and capabilities in biology, chemistry, drug discovery, clinical development and regulatory affairs. We acquired global rights to Plinabulin in its entirety, including its Phase 2 clinical trial data, from Nereus and currently own global rights in all countries except for China, where we own a 60% interest through our Chinese subsidiary, Wanchun Bulin.

Plinabulin in CIN

Neutropenia is an abnormally low blood concentration of neutrophils, a type of white blood cell, which may result from an abnormal rate of destruction or a low rate of synthesis of white blood cells in bone marrow. Neutropenia is graded according to its severity, which generally depends on neutrophil count. An absolute neutrophil count below 500 cells/ mm3 (0.5 x 109 /L) is categorized as grade 4 neutropenia and a neutrophil count between 500 and 1,000 cells/ mm3 (0.5-1.0 x 109 /L) is categorized as grade 3 neutropenia. Patients with low neutrophil counts are more susceptible to bacterial infections, which are a significant cause of morbidity and mortality in cancer patients. More than 60,000 patients are hospitalized each year for neutropenia associated with fever. The mortality rate of these patients is between 9% and 18%.

Neutropenia represents a key limitation associated with most chemotherapies, including docetaxel. Docetaxel is one of the most widely prescribed chemotherapies and has been approved in the U.S. for NSCLC, head and neck cancer, gastric cancer, breast cancer and prostate cancer. Docetaxel has known side effects that include nausea, vomiting, fatigue, weakness, shortness of breath and neutropenia. The current standard of care for neutropenia is biologic drugs based on G-CSF, a human growth factor, that stimulates the proliferation, differentiation and maturation of neutrophils, which was first approved in the early 1990s. While G-CSF reduces the duration of grade 4 neutropenia, or DSN, it cannot be given on the same day as chemotherapy and the expansion of bone marrow generated by G-CSF causes bone pain in 10 to 29% of patients.  This bone pain causes some patients to discontinue treatment.  While annual worldwide sales of G-CSF based drugs exceeded $8.1 billion in 2016, they are only used to treat approximately 20% of high-risk chemotherapy patients due to safety concerns and a requirement that they be administered at least 24 hours after chemotherapy treatment, which represents a significant inconvenience to patients and physicians. We believe that Plinabulin’s clinical profile, such as its potential for lower bone pain and its ability to be administered 30 minutes to one hour after chemotherapy (which preserves neutrophils), as well as its potential anti-cancer effects, may make it an attractive alternative to existing therapies for the treatment of CIN.

In the Phase 2 portion of Study 101, the addition of Plinabulin to a standard regimen of docetaxel resulted in a statistically significant reduction in the incidence of grade 3 and 4 neutropenia adverse events from 26% of patients in the docetaxel monotherapy arm to 7% in the Plinabulin plus docetaxel arm based upon a retrospective analysis of the data.

Based on the clinical profile observed in Study 101 and the results of the discussions between us and the FDA, we refined our design of our two Phase 2/3 trials in CIN. The first trial, Study 105, is a Phase 2/3 trial of Plinabulin in combination with a standard regimen of docetaxel in approximately 200 advanced breast cancer, hormone refractory prostate cancer and advanced NSCLC patients in the U.S, China, Russia, Hungary and the Ukraine with solid tumors. The primary endpoint of this trial is non-inferiority in DSN in the first cycle of chemotherapy, compared to standard of care of pegfilgrastim, a long-acting form of G-CSF commonly used in combination with chemotherapy to reduce neutropenia. DSN represents the days the patient has grade 4 neutropenia (very low white blood cell count), or how many days the patient remains in the hospital due to low white blood cell. A clinically meaningful DSN is less than one day, or less than one day in the hospital.  We completed enrollment of 55 advanced NSCLC patients for the Phase 2 portion of Study 105, with approximately 150 patients with advanced NSCLC, breast cancer or prostate cancer to be enrolled in the Phase 3 portion of Study 105 in 2018. In January 2018, we announced that Plinabulin was shown to prevent CIN in the Phase 2 portion of Study 105 in which these patients received one dose of Plinabulin, 30 minutes after docetaxel treatment. These results established the recommended dose of 20 mg/m2 for the Phase 3 portion of the trial based on a clear dose response in grade 4 neutropenia incidence and the DSN seen in the Phase 2 portion.  As agreed upon with the FDA, the trial has a pre-specified DSN non-inferiority margin of 0.65 days, to show non-inferiority in neutropenia prevention for Plinabulin as compared to pegfilgrastim, or Neulasta. Thus if the Phase 3 portion of Study 105 demonstrates that patients treated with Plinabulin experience a difference in DSN of 0.65 days (either less than or more than) compared to patients treated with Neulasta, with a p-value <0.05, the trial will meet its primary endpoint. In contrast, the approval of Zaxio, a biosimilar G-CSF, as compared to filgrastim, or Neopogen, had a non-inferiority margin of one day.  In the Phase 2 portion of Study 105, the 13 patients who were treated with Plinabulin at 20 mg/m2 had 0.38 days of DSN, as compared to 0.14 days with Neulasta (14 patients), representing a difference of 0.24 days, which is within the pre-defined non-inferiority margin of 0.65 days.

Without neutropenia prophylaxis, DSN is well over one day, and a reduction of DSN to 0.38 days with Plinabulin, as demonstrated in the Phase 2 portion of Study 105, is clinically meaningful.  One of the secondary endpoints being evaluated in Study 105 is the reduction of bone pain. Bone pain is a significant issue for this patient population and results in many patients discontinuing therapy.

The second trial, Study 106, is a Phase 2/3 trial of Plinabulin in combination with a myelosuppressive chemotherapeutic regimen composed of three agents, Taxotere (docetaxel), Adriamycin (doxorubicin) and Cytoxan (cyclophosphamide), or TAC, in approximately 200 patients in the U.S., China, Russia, Hungary and the Ukraine with solid tumors. The design of this trial is substantially similar to Study 105. However, this trial is powered to measure superiority as compared to Neulasta. We plan to enroll 60 patients in the Phase 2 portion of Study 106 and to enroll approximately 120 patients in the Phase 3 portion of the trial. We expect results from the Phase 2 portion of the trial in late 2018 and final results from the Phase 3 portion of the trial in 2019.

Dr. Douglas Blayney of Stanford University, a founding and former member of the National Comprehensive Cancer Network, or NCCN, contributor to the NCCN guidelines for neutropenia management and former member of the FDA’s Oncologic Drugs Advisory Committee (ODAC), is our principal investigator for both Study 105 and Study 106.  The two trials are designed to demonstrate that treatment with Plinabulin on the first day after chemotherapy compared to treatment with Neulasta on the second day after chemotherapy provides the patient with similar or superior efficacy in reducing grade 4 neutropenia with less bone pain.

In our ongoing Phase 3 trial in NSCLC, Study 103, we are also evaluating Plinabulin’s ability to reduce CIN. In Study 103, we evaluated 138 patients on a secondary endpoint of grade 4 neutropenia reduction, which demonstrated Plinabulin’s ability to reduce docetaxel CIN in NSCLC patients (p<0.0001). Data generated on this secondary endpoint in Study 103, along with the retrospective data generated in Study 101, will be used as supportive efficacy and safety data in our NDA filings for Plinabulin for the treatment of CIN.

Based upon our discussions with Chinese regulatory authorities, we believe our registration program for Plinabulin for the treatment of CIN meets the criteria for accelerated approval of a novel drug for a life threatening disease based upon clinical efficacy trend data. Thus far, over 300 cancer patients who have been dosed with Plinabulin have shown positive tolerability, which satisfies the safety database standard of the CFDA. We believe that the efficacy data from both the Study 105 Phase 3 interim data and the Study 106 Phase 2 data expected in late 2018, if positive, will be sufficient to demonstrate the requirements for such a trend and therefore we expect to submit an NDA in China for CIN in late 2018 or early 2019.  We anticipate we would obtain approval in China around six months after submission given the severe unmet clinical needs in CIN as well as Plinabulin’s eligibility for accelerated review due to the “Thousand Talent Innovator” award granted to Dr. Huang, our CEO and founder, in 2017, or the 2017 Innovation Award. We anticipate filing an NDA for Plinabulin for the treatment of CIN in the U.S. in late 2019 if the final results from Studies 105 and 106 are positive.

Plinabulin in Advanced NSCLC

According to the National Cancer Institute, approximately 220,000 patients are diagnosed with lung cancer in the U.S. per year. The prognosis for patients with lung cancer is poor with five-year survival rates of only 17.7%. Lung cancer is the leading cause of cancer death in the U.S., and a global health problem with approximately 1.8 million cases diagnosed per year. Approximately one-third of lung cancer patients worldwide are in China, with approximately 700,000 cases of lung cancer diagnosed in China in 2015. These lung cancers are typically divided into two groups based upon the histologic appearance of the tumor cells—small cell and NSCLC, which are treated with distinct chemotherapeutic approaches. NSCLC accounts for approximately 87% of lung cancer cases.

Data from the Phase 2 portion of Study 101 suggest that the addition of Plinabulin to a standard regimen of docetaxel may increase anti-tumor activity compared to docetaxel monotherapy. Specifically, a subset of 38 patients with measurable lung lesions given a combination of docetaxel plus 30 mg/m2 Plinabulin had a median survival of 11.3 months compared to 6.7 months for 38 patients with measurable lung lesions when given docetaxel alone. In addition, the Plinabulin plus docetaxel cohort had an objective response rate, a measure of the proportion of patients with tumor size reduction of at least 30%, of 18.4% compared to 10.5% for the docetaxel monotherapy arm. The patients who received Plinabulin plus docetaxel also had a duration of response, the time of initial response until documented tumor progression, of 12.7 months compared to one month for the patients who only received the docetaxel monotherapy.

While the number of patients in the subset was not large enough to demonstrate statistical significance, we and our clinical collaborators believe these data suggest the addition of Plinabulin to a standard regimen of docetaxel may provide a clinically meaningful increase in anti-tumor activity compared to docetaxel monotherapy.

In June 2016, we initiated a 554-patient Phase 3 trial in the U.S., China and Australia of Plinabulin in combination with docetaxel in patients with advanced NSCLC with measurable lung lesions, or Study 103. The primary endpoint is overall survival of patients given a combination of Plinabulin and docetaxel compared to patients given docetaxel alone. Secondary endpoints include the frequency and severity of neutropenia, duration of response, quality of life, response rate and progression-free survival. As of the date of this annual report on Form 20-F, we have enrolled over 230 patients and expect interim results on the primary endpoint of overall survival with respect to death events in 146 patients to be available in fourth quarter of 2018 or early 2019, with final results of death events in 438 patients for all patients available in 2020.

Based upon our discussions with Chinese regulatory authorities, we believe Study 103 meets the criteria for accelerated approval of a novel drug for a life threatening diseases based upon trend data and that the interim efficacy data expected in the fourth quarter of 2018 or early 2019 in NSCLC, if positive, will be sufficient to demonstrate the requirements for such a trend.  Assuming positive interim data, we expect to submit an NDA in China in the first half of 2019.  We anticipate we would obtain approval in China around six months after submission given the severe unmet clinical needs in NSCLC as well as Plinabulin’s eligibility for accelerated review based on the receipt of the 2017 Innovation Award. If the final data from Study 103 is positive, we intend to submit an NDA in the U.S. for the second or third line treatment of NSCLC in 2020.

Plinabulin in Combination with Immuno-oncology Agents

Preclinical studies have identified some novel and intriguing activities of Plinabulin associated with stimulation of the immune system consistent with Plinabulin’s ability to enhance the activity of other immuno-oncology agents. We have observed in these preclinical studies that Plinabulin works at multiple early steps in the process of immune activation against cancer. In particular, it works to activate and mobilize tumor antigen-specific T-cells to the tumor.  Studies in animals indicate that Plinabulin has a range of immune-enhancing effects that may be synergistic to the effects of checkpoint inhibitors, which are antibodies that inhibit a key defense mechanism that tumors employ to avoid recognition by the immune system. In preclinical studies, Plinabulin enhanced the anti-tumor efficacy of checkpoint inhibitors. We believe that Plinabulin in combination with nivolumab, a checkpoint inhibitor approved for use in NSCLC and other indications, may demonstrate more anti-tumor activity than nivolumab alone without significantly increasing toxicity. Cumulative toxicity has been a concern when nivolumab is combined with other checkpoint inhibitors.

In September 2016, the University of California, San Diego, or UCSD, enrolled the first patient in an investigator-initiated Phase 1/2 trial of Plinabulin in combination with nivolumab in patients with metastatic NSCLC. In addition, the Fred Hutchinson Cancer Research Center, or the Fred Hutchinson Center, together with The University of Washington, have launched an investigator-initiated Phase 1/2 trial of Plinabulin in combination with nivolumab in patients with advanced NSCLC who have failed up to two previous therapies.

The investigator-initiated trial at the Fred Hutchinson Center has recently progressed to the Phase 2 portion of the Phase 1/2 trial. Preliminarily safety data from these two investigator-initiated trials were presented at the ASCO-SITC meeting in January 2018.  In the 10 patients evaluated, the combination therapy was well tolerated, with no immune related serious adverse events. Only two patients presented with immune related adverse events, one with a grade 1 event and the other with a grade 2 event.

In the second quarter of 2018, we expect Rutgers University to initiate an investigator-initiated Phase 1/2 trial of Plinabulin in combination with programmed cell death protein 1, or PD-1, and CTLA-4 antibodies as a treatment for small cell lung cancer, or SCLC. This study will investigate whether the addition of Plinabulin results in a reduction of immune-related side effects of PD-1 and CTLA-4 antibodies and if it provides efficacy synergy.  Also in 2018, we expect Johns Hopkins University to initiate an investigator-initiated Phase 1/2 trial of Plinabulin in combination with pembrolizumab and platinum-based chemotherapy agents. This study will investigate whether the addition of Plinabulin to therapy can result in a reduction of immune-related side effects of PD-1 antibodies and if it can reduce CIN.

Other Programs

We have several preclinical immuno-oncology agents in development, including BPI-002, an oral CTLA-4 inhibitor; BPI-003, an IKK inhibitor; and BPI-004, an agent which we believe may have the potential to convert cold, or poorly inflamed, tumors to hot, or highly inflamed, tumors, thereby making the tumors more available to immunotherapy, potentially in combination approaches.

In addition, we are investigating an alternative approach to cancer treatment in which disease causing proteins are marked for early degradation. This approach uses a protein called a ubiquitin E3 ligase to target and promote the destruction of disease causing proteins, such as oncogenes. To trigger degradation, the target protein is labeled with poly-ubiquitin by a specific ubiquitin ligase enzyme. Poly-ubiquitin acts as an indicating tag on cellular proteasome machinery, marking the target protein for destruction.

One approach to tagging the target protein uses a “molecular glue” to bind the ubiquitin ligase to the target protein. We are collaborating with Dr. Ning Zheng, a Howard Hughes Medical Institute Investigator at The University of Washington on a unique “molecular glue” used to selectively tag certain oncogene proteins with E3 ligase, one of the ubiquitin ligase enzymes. Dr. Huang and Dr. Zheng were the first to discover the crystal structure of the only two classes of E3 ligases. This work forms the structural basis for the selection of small molecules to be studied as a potential “molecular glue.” The first two target proteins are expected to be oncogenes KRAS and c-myc. KRAS is frequently mutated in pancreas, colon, lung and uterus cancers, while c-myc is frequently amplified in breast, ovarian and prostate cancers. This novel platform technology has the potential to significantly reduce the amount of oncogene protein in the cell and such disease-causing protein is not targeted by current therapeutic approaches.

We plan to bring one agent, BPI-002, into clinical development in 2019, with the goal of progressing one preclinical compound into clinical development annually.

Additionally, we are exploring Plinabulin in the treatment of advanced NSCLC in tumors with KRAS mutations in combination with docetaxel and in the treatment of metastatic brain tumors in combination with radiation. While we continue to be primarily focused on the use of Plinabulin in CIN, in advanced NSCLC and in combination with immuno-oncology agents, if the necessary resources and financing are available, we may decide to further investigate the effect of Plinabulin in RAS mutant tumors.

Our Pipeline

The following table summarizes the current status of our product development pipeline.

(1) Collaboration with the University of Washington
(2) Collaboration with the Fred Hutchinson Center and the University of Washington
(3) Collaboration with the University of California, San Diego
(4) Collaboration with Johns Hopkins University to be initiated in 2018
(5) Collaboration with Rutgers University to be initiated in 2018

Our Strategy

•
Rapidly advance Plinabulin through Phase 2/3 trials for CIN and a Phase 3 trial for NSCLC by utilizing global clinical trials that incorporate China investigators. We believe that our strategy of dual development in both the U.S. and China has provided and will continue to provide significant advantages, including the ability to conduct trials in China with quicker enrollment and lower costs.  In China, we conduct all of our trials under U.S. GCP guidelines but at lower cost than we would incur in the U.S.  Also, by utilizing our Chinese subsidiary to execute on this dual development strategy, we have been able to enroll our CIN and NSCLC clinical trials more quickly than anticipated. Each year China has over four million new cancer patients, which represents one-third of the total cancer patients in the world. Patients in China are more motivated to participate in clinical trials because insurance coverage is not as prevalent in China as it is in the West. Additionally, China’s cancer care is still highly centralized, primarily in the Beijing, Shanghai and Guangzhou areas and cancer patients from around the country travel to these areas for care. Thus, our trials may benefit from faster enrollment in China based on our work with treatment centers in these areas. This approach follows the precedent set by Afatinib, a drug developed for NSCLC, in which 72% of the patient data used as the basis for FDA approval came from China.

•
Seek expedited approval for Plinabulin in China for CIN and NSCLC based upon interim trend data and applying for approval in the U.S. and other countries once final data from our late stage clinical trials are completed. In October 2017, the CFDA announced that it would consider accelerated or conditional approval based on a trend of clinical patient benefit, rather than waiting for full clinical trial data for life threatening diseases, with a focus on novel drugs that address unmet medical needs.  We intend to utilize these new regulations to accelerate the approval of Plinabulin in China.  Pending positive interim results in our late stage clinical trials, we expect to submit two NDAs in China in late 2018 or the first half of 2019 for conditional approval of Plinabulin.  The first as a treatment to reduce CIN and the second for Plinabulin in combination with docetaxel for second and third line treatment of NSCLC. After finalization of our two Phase 2/3 clinical trials for the treatment of CIN expected in 2019 and our Phase 3 clinical trial for NSCLC in 2020, we intend to submit NDAs in the U.S. and in other countries for the same indications thereafter.  We expect to benefit from fast-track regulatory status in China based on the ability to file as a Category 1 drug. Additionally, we are eligible for accelerated review based on the receipt of the 2017 Innovation Award. There is a history of high approval rates for innovative oncology drugs that have received Phase 3 clinical trial approval, or CTA, and were developed by Chinese companies, including icotinib and chidamide.

•
Explore the potential of Plinabulin in combination with immuno-oncology agents and continue to develop a pipeline of other immuno-oncology agents through utilization of our scientific collaborators. We are utilizing our research collaborators to advance Plinabulin in clinical trials to investigate its therapeutic potential as an immuno-oncology agent. We also have a pipeline of preclinical immuno-oncology product candidates and we are investigating the ubiquitin-mediated degradation pathway in collaboration with the University of Washington.  We have utilized our research collaborations effectively and efficiently to advance these programs.

•
Replicate our global clinical development plan for Plinabulin in other indications as well as with drug candidates in our internal pipeline or acquired by in-licensing. We believe our specific advantages observed in our ongoing clinical trials in China can serve as a template for future product candidates we might develop.  Thus, we intend to leverage our Chinese subsidiary to enable us to develop our product candidates effectively and efficiently. We will opportunistically assess potential compounds for development or in-licensing that fit our strengths in clinical development in the U.S., China and other jurisdictions.

•
Commercialize Plinabulin ourselves in China and partner with one or more global pharmaceutical companies outside of China.  With receipt of the 2017 Innovation Award, Plinabulin has been included in the National Drug Priority List and, pending drug approval and successful pricing negotiations with the Chinese government, Plinabulin has the potential to be included in the National Insurance System, which will allow for faster access to patients and reimbursement.  We plan to build our own commercial organization for marketing Plinabulin for advanced NSCLC and in CIN in Beijing, Shanghai and Guangzhou areas, which represent 80% of China’s geographic cancer care market. We also plan to retain a contract sales organization for selling efforts in secondary markets in China. In the U.S. and for the rest of world, we intend to seek one or multiple potential pharmaceutical partners for commercialization.

Plinabulin, Our Lead Drug Candidate

Plinabulin is a small molecule derived from a natural compound found in marine microorganisms. It has a number of biological activities that may provide multiple therapeutic opportunities. A low molecular weight small molecule, Plinabulin is relatively simple to manufacture. An advantage of natural products and their derivatives, such as Plinabulin, is that it may be difficult for others to discover structurally distinct molecules possessing a similar array of activities.

In the aggregate, as of the date of this annual report on Form 20-F, Plinabulin has been administered to over 300 patients with advanced cancer and thus far is generally well tolerated.  The data from completed and ongoing clinical trials have shown that:

•
The addition of Plinabulin to docetaxel in cancer patients led to a statistically significant reduction in grade 4 neutropenia adverse events in Studies 101 and 103, which allowed patients to continue on full-dose docetaxel treatment for a longer period; and

•	The addition of Plinabulin to docetaxel may increase anti-tumor activity compared to docetaxel monotherapy in a subset of NSCLC patients with measurable lung lesions.

We believe these data suggest there is a path forward for Plinabulin in the treatment of advanced NSCLC and in the prevention of and reduction in CIN.

Plinabulin for Prevention of CIN

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

CIN overview

Neutropenia is an abnormally low blood concentration of neutrophils, a type of white blood cell, which may result from an abnormal rate of destruction or a low rate of synthesis of white blood cells in bone marrow. Neutropenia is graded according to its severity, which generally depends on neutrophil count. An absolute neutrophil count below 500 cells/ mm3 (0.5 x 109 /L) is categorized as grade 4 neutropenia, or severe neutropenia, and a neutrophil count between 500 and 1,000 cells/ mm3 (0.5-1.0 x 109 /L) is categorized as grade 3 neutropenia. Neutropenia represents a key limitation associated with most chemotherapies. The incidence of neutropenia varies widely depending on the type of chemotherapy and patient population, but ranges from 7% to 65% of patients. More than half of CIN cases are associated with the first cycle of drug treatment. CIN leads to delays of further chemotherapy dosing, dose reductions or early termination of chemotherapy in up to 20% of patients.

Patients with neutropenia are more susceptible to bacterial infections, which are a significant cause of morbidity and mortality in cancer patients. More than 60,000 patients are hospitalized each year for neutropenia associated with fever. The mortality rate of these patients is between 9% and 18%.

The current standard of care for neutropenia, first approved in the early 1990s, is biologic drugs based on G-CSF, a human growth factor that stimulates the proliferation, differentiation and maturation of neutrophils. Recombinant G-CSF therapies include filgrastim (Neupogen), a short-acting drug, and pegfilgrastim (Neulasta), a long-acting drug. Filgrastim is routinely administered daily for up to two weeks following chemotherapy, while pegfilgrastim is typically administered once subsequent to each chemotherapy cycle.

While annual worldwide sales of these drugs exceeded $8.1 billion in 2016, they have a number of limitations, which restricts their application to approximately 20% of high-risk chemotherapy patients. According to the product label, G-CSF cannot be administered until at least 24 hours after chemotherapy because neutrophils generated in response to G-CSF stimulation are susceptible to destruction by circulating chemotherapy. This protocol is based on the observation in multiple clinical trials that patients who receive pegfilgrastim on the same day as chemotherapy had neutropenia that lasted longer and was more severe than those who received it 24 hours later. By contrast, Plinabulin, which we believe primarily enhances the survival of existing neutrophils rather than stimulating the production of new neutrophils, can be administered 30 minutes to one hour following chemotherapy.

Treatment with G-CSF therapies is also associated with adverse events including bone pain, enlarged spleen, acute respiratory distress syndrome, anaphylaxis and sickle cell disorder. 20% of patients receiving filgrastim and 25% to 38% of patients receiving pegfilgrastim experienced treatment-induced bone pain, which may cause patients to discontinue G-CSF treatment and potentially lead to delays in dosing, dose reduction or early termination of chemotherapy due to neutropenia.

Given these limitations, we believe there is a significant unmet clinical need for a treatment for CIN with a more convenient dosing schedule and without the safety concerns that limit G-CSF use. These potential advantages may increase the number of patients receiving therapy to reduce neutropenia, which would lead to fewer hospitalizations and improvements in their quality of life.

We believe that Plinabulin’s differentiated clinical efficacy and safety profile as well as its ability to be administered 30 minutes to one hour following chemotherapy treatment may make it an attractive alternative to existing G-CSF therapies.

Phase 1/2 clinical trial (Study 101)

In Study 101, Plinabulin was studied in 163 patients in the Phase 2 portion of a Phase 1/2 trial in combination with docetaxel in patients with advanced NSCLC, which had progressed after at least one round of prior chemotherapy and was considered to be unresectable, locally advanced or metastatic. Retrospective analysis of data from Study 101 showed that the tolerability of the combination of Plinabulin (20 mg/m2 or 30 mg/m2) on days one and eight of a 21-day chemotherapy cycle, and docetaxel (75 mg/m2) on day one of the 21-day chemotherapy cycle, was generally greater than the tolerability of docetaxel (75 mg/m2) alone on day one of a 21-day cycle. The primary endpoint of this trial was overall survival and the secondary endpoints were duration of response, response rate and progression-free survival.

The table below is a summary of certain data derived retrospectively from the Phase 2 portion of the Phase 1/2 trial. Each figure represents the percentage of the total number of patients per arm, represented by “n,” who experienced each corresponding event. In this clinical trial, grade 3 and 4 neutropenia occurred in 26% of patients in the docetaxel monotherapy arm, but only in 7% of patients in the Plinabulin plus docetaxel arm (both 20 mg/m2 and 30 mg/m2 doses of Plinabulin combined). The reduction in grade 3 and 4 neutropenia adverse events in the Plinabulin plus docetaxel arm was observed across all four treatment cycles.

Certain Events	Plinabulin + Docetaxel (n=90)	Docetaxel (n=73)
Grade 3 and 4 Neutropenia	7% (p=0.002)	26%
Use of G-CSF	10%	30%
Sepsis	0%	3.6%
Severe infections	0%	3.6%
Docetaxel dose reduction due to toxicity	6.7%	19.2%

The data for patients at each of the 20 mg/m2 and 30 mg/m2 doses of Plinabulin for grade 4 neutropenia, defined as absolute neutrophil counts below 500 cells/ mm3 (0.5 x 109 /L) from a blood draw, are shown in the chart below.

The impact of Plinabulin was particularly pronounced in the first cycle of treatment. On day eight after treatment (but before the second dose of Plinabulin) 33.3% of patients in the docetaxel monotherapy arm experienced grade 4 neutropenia, compared to 2.6% of patients in the 20 mg/m2 Plinabulin plus docetaxel arm, and the difference was highly statistically significant with a p-value of <0.0003.

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

*	Shepherd et al J Clin Oncol 2000;18:2095-2103.
**	Alexopoulos Cancer Chemother Pharmacol 1999;43:25.
***	Phase 2 portion of Study 101.

We believe that Plinabulin may be able to prevent neutropenia caused by treatment with different myelosuppressive chemotherapeutic agents. For example, studies in animals showed that the addition of Plinabulin to myelosuppressive chemotherapeutic agents other than docetaxel, such as cyclophosphamide, also resulted in statistically significant reduction in the loss of absolute neutrophil counts.

We have additional data on Plinabulin’s reduction of neutropenia from our ongoing Study 103, in which we are evaluating Plinabulin’s ability to reduce CIN as a secondary endpoint. In Study 103, we evaluated 138 patients with severe neutropenia. The study demonstrated Plinabulin’s ability to reduce docetaxel CIN in the NSCLC patients in the study with a p-value of < 0.0001.

Phase 2/3 trials in prevention of CIN (Study 105 and Study 106)

Based on the preliminary safety and efficacy profile observed in the Phase 1/2 trial in NSCLC and feedback we received from the FDA in September 2016, we refined the design of two Phase 2/3 trials of Plinabulin for the prevention of CIN.

Study 105

We are conducting Study 105, a Phase 2/3 trial of Plinabulin in combination with docetaxel in advanced breast cancer, hormone refractory prostate cancer and advanced NSCLC patients. We have completed enrollment of 55 advanced NSCLC patients for the Phase 2 portion of this trial and plan to enroll approximately 150 patients with advanced NSCLC, breast cancer or prostate cancer in the Phase 3 portion of the trial in 2018. Patients will be randomized 1:1 and receive on day one of a 21-day chemotherapy cycle a 75 mg/m2 dose of docetaxel in combination with either 20 mg/m2 Plinabulin or pegfilgrastim control.

The primary endpoint of the Phase 3 portion of Study 105 is non-inferiority compared to standard of care of pegfilgrastim in the duration of CIN in the first cycle of chemotherapy. Secondary endpoints include:

•	the incidence of CIN in subsequent cycles;

•	the incidence of severe neutropenia associated with fever and infections;

•	the incidence and duration of hospitalization due to neutropenia associated with fever;

•	the incidence of antibiotic use; and

•	the incidence, occurrence and severity of bone pain.

The primary objective of the Phase 2 portion of Study 105 was the generation of pharmacokinetic and pharmacodynamic, or pharma PK/PD, data, wherein PK represents plasma concentrations of Plinabulin at different Plinabulin dose levels (5 mg/m2, 10 mg/m2 and 20 mg/m2 dose levels), to confirm the optimal dose of Plinabulin for study in the Phase 3 portion of the trial. In January 2018, we announced that Plinabulin was shown to prevent CIN in the Phase 2 portion of Study 105 in which these patients received one does of Plinabulin 30 minutes after docetaxel treatment. These results established the recommended dose of 20mg/m2 for the Phase 3 portion of the trial based on a clear dose response in grade 4 neutropenia incidence and the DSN as indicated in the table below.  The trial had a pre-specified non-inferiority margin of 0.65 days (either higher or lower), as agreed upon with the FDA, for DSN to show non-inferiority in neutropenia prevention for Plinabulin versus Neulasta.

Without neutropenia prophylaxis, DSN is well over one day, and a reduction of DSN to 0.38 days with Plinabulin is clinically meaningful. If the DSN difference between the two arms of the trial is 0.65 days (either higher or lower), it would be sufficient to meet the primary objective of demonstrating non-inferiority versus Neulasta in Phase 3.

Neutropenia	Neulasta 6 mg N=14	Plinabulin 5 mg/m2 N=14	Plinabulin 10 mg/m2 N=14	Plinabulin 20 mg/m2 N=13
Grade 4 Incidence %	14%	23%	21%	15%
DSN (Days)	0.14	0.46	0.43	0.38
Arm 1: Docetaxel (Day 1, 75 mg/m2) + pegfilgrastim (Day 2, 6 mg) (N=14)
Arm 2: Docetaxel (Day 1, 75 mg/m2) + Plinabulin (Day 1, 20 mg/m2) (N=14)
Arm 3: Docetaxel (Day 1, 75 mg/m2) + Plinabulin (Day 1, 10 mg/m2) (N=14)
Arm 4: Docetaxel (Day 1, 75 mg/m2) + Plinabulin (Day 1, 5 mg/m2) (N=13)

We expect to receive interim data for the Phase 3 portion of this trial in late 2018. If the interim data for the Phase 3 portion of the Phase 2/3 trial demonstrates non-inferiority in DSN in the first cycle of chemotherapy, the trial will be completed without evaluating secondary endpoints. In the event that the interim results do not demonstrate non-inferiority, we expect to continue to fully enroll all patients as planned and report the final data in 2019.

Study 106

In addition, we are also conducting a Phase 2/3 trial in approximately 200 patients of Plinabulin in combination with a myelosuppressive chemotherapeutic regimen composed of three agents, TAC, in patients with solid breast tumors, or Study 106. The design of this trial is substantially similar to Study 105. However, the Phase 3 portion of Study 106 is powered to measure superiority to Neulasta. We plan to enroll 60 patients in the Phase 2 portion of this trial and to enroll approximately 120 patients in the Phase 3 portion. We expect initial results from the Phase 2 portion of the trial to be completed by late 2018. We expect final results from this trial in 2019.

Douglas Blayney of Stanford University, a board member of the NCCN and contributor to the NCCN guidelines for neutropenia management, is our principal investigator for both Study 105 and Study 106. Dr. Yuankai Shi, Chairman of the NCCN guidelines for neutropenia management in China, is our principal investigator for the Chinese portion of both studies. If the data from Study 105 and Study 106 demonstrate non-inferiority of Plinabulin compared to the standard of care, pegfilgrastim in the duration of CIN in the first cycle of chemotherapy, we believe Plinabulin can be approved as a new therapeutic for the prevention of CIN in all solid tumor and hematological malignancies, with the potential of being included in the NCCN guidelines as a treatment for both high risk and intermediate risk febrile neutropenia chemotherapy patients, which effects approximately 80% of the patients receiving chemotherapy.

Based upon our discussions with the CFDA, we believe Plinabulin in the treatment of CIN meets the criteria for accelerated approval of a novel drug for a life threatening disease. If the efficacy data from our interim results for the Phase 3 portion of Study 105 and the Phase 2 portion of Study 106 are positive, we plan to pursue accelerated or conditional approval in China in late 2018 or early 2019.

Plinabulin for the Treatment of Advanced NSCLC

Data from Study 101 suggest that the addition of Plinabulin to a standard regimen of docetaxel may increase anti-tumor activity compared to docetaxel monotherapy in a subset of NSCLC patients with measurable lung lesions. Based on these findings, in June 2016, we initiated a 554-patient Phase 3 trial in the U.S., China and Australia of Plinabulin in combination with docetaxel in patients with advanced NSCLC. We have currently enrolled over 230 patients and expect interim results on the primary endpoint of overall survival with respect to death events in 146 patients to be available in the fourth quarter of 2018 or early 2019, with final results for all patients in 2020.

NSCLC disease overview

According to the National Cancer Institute, approximately 220,000 patients are diagnosed with lung cancer in the U.S. per year. The prognosis for patients with lung cancer is poor with five-year survival rates of only 17.7%. Lung cancer is the leading cause of cancer death in the U.S., and a global health problem with approximately 1.8 million cases diagnosed per year. Approximately one-third of lung cancer patients worldwide are in China, with approximately 700,000 cases of lung cancer diagnosed in China in 2015. These lung cancers are typically divided into two groups based upon the histologic appearance of the tumor cells—small cell and NSCLC, which are treated with distinct chemotherapeutic approaches. NSCLC accounts for approximately 87% of lung cancer cases. The global NSCLC market is increasing at a rate of 15.8% per year, with estimated sales of $12.9 billion and $26.8 billion in 2020 and 2025, respectively.

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

While each of these therapies may provide significant benefit, they are also associated with specific limitations. Docetaxel, for example, leads to neutropenia in up to 40% of patients. Kinase inhibitors such as erlotinib, which targets EGFR are only effective in a subset of approximately 15% of patients who happen to have activating mutations in these kinases, and virtually all patients who initially respond to these inhibitors ultimately develop resistance. Ramucirumab, which is an antiangiogenic agent that prevents or slows the formation of new blood vessels, leads to an increase in overall survival when used in combination with docetaxel. However, lung cancers are highly vascularized and bevacizumab use in NSCLC is associated with a significant risk of fatal bleeding in the lung. Finally, checkpoint inhibitors such as nivolumab have demonstrated remarkable activity in NSCLC but that activity is limited to 20% of patients. Thus, despite the availability of multiple drugs to treat NSCLC, we believe there is still a need for novel therapies in NSCLC.

Phase 1/2 in advanced NSCLC (Study 101)

The primary purpose of the Phase 2 portion of the Phase 1/2 trial was to evaluate the potential anticancer effect of Plinabulin in combination with docetaxel compared to docetaxel monotherapy in advanced NSCLC patients. The trial enrolled 163 advanced NSCLC patients in the U.S., Australia, Argentina, Chile, Brazil and India. Patients enrolled in the trial had unresectable, locally advanced or metastatic cancers, meaning that in some patients the disease had spread to adjacent lymph nodes if not throughout the body. In such patients there may not be measurable lesions in the lungs.

The trial did not meet the primary endpoint of a statistically significant improvement in overall survival for Plinabulin in combination with docetaxel compared to docetaxel monotherapy. However, we identified a subset of patients with measurable lung lesions in which the addition of Plinabulin to docetaxel may increase anti-tumor activity compared to docetaxel monotherapy. The overall survival of the subset of patients with measurable lung lesions is shown below in a plot referred to as a Kaplan-Meier plot. Each vertical drop in the curve represents the recorded death of one or more patients. If a patient withdraws from the trial, is lost to follow up, or survives beyond the end of the trial, that patient is “censored” and denoted by a vertical line on the curve at the time of the last reliable assessment of that patient. All patients in either trial either died or were censored. In this subset analysis, patients in the Plinabulin plus docetaxel arm had a median overall survival of 11.3 months, while those treated with docetaxel alone had a median overall survival of 6.7 months. Additionally, the Plinabulin plus docetaxel cohort had an objective response rate of 18.4% compared to 10.5% for the docetaxel monotherapy arm. This subset included only 38 patients from each arm and did not reach statistical significance (p value = 0.29). We believe that this was due to the small number of patients in each arm. Additionally, the data showed that patients in the Plinabulin plus docetaxel arm had an overall survival period of between 6.7 and 15.1 months, while those treated with docetaxel alone had an overall survival period of between 6.0 and 9.8 months. This data had a 95% confidence level, or CL, meaning that if the same patient population were to be sampled numerous times, the overall survival period of each sample would fall within these suggested ranges approximately 95% of the time. The patients who received Plinabulin plus docetaxel also had a duration of response, the time of initial response until documented tumor progression, of 12.7 months compared to one month for the patients who only received the docetaxel monotherapy (p-value = 0.049).

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

Our Ongoing Phase 3 trial in advanced NSCLC (Study 103)

In the fourth quarter of 2015, we initiated enrollment in Study 103, a Phase 3 trial of Plinabulin in combination with docetaxel in advanced NSCLC patients, but decided to suspend enrollment to file amendments to the trial protocol to both increase our chances of success in obtaining approval in advanced NSCLC and expand the potential patient population to accelerate enrollment as well as gather data that could be used to support our NDA applications in CIN. We resumed enrollment for this trial in June 2016 in the U.S., China and Australia.

Study 103 is enrolling advanced or metastatic NSCLC patients that have failed at least one previous platinum-based chemotherapy and have measurable lesions. The primary endpoint of the trial is overall survival of patients given Plinabulin in combination with docetaxel compared to patients given docetaxel alone. Secondary endpoints will be the frequency and severity of neutropenia, duration of response, quality of life, response rate and progression-free survival. Patients for this trial were chosen based on our current understanding of Plinabulin’s method of action. Enrollment includes patients with advanced NSCLC who have measurable lung lesions and will not include patients with EGFR mutations because the patient population without these mutations has a greater unmet medical need and accounts for approximately 70% - 85% of all second line and third line lung cancer patient populations. We have also enrolled patients who failed treatment with immuno-oncology drugs PD-1 and PD-L1. The trial is expected to enroll 554 patients, 80% of whom will be recruited at sites in China and 20% at sites in the U.S. and Australia. The trial is being randomized 1:1 with one arm receiving 30 mg/m2 of Plinabulin on day one and day eight and 75 mg/m2 of docetaxel at day one of a 21-day cycle and the other receiving 75mg/m2 docetaxel on day one of a 21-day cycle.

Dr. David Ettinger, Chairman of the NCCN guidelines for NSCLC in the U.S. has guided the study design and is assisting with Study 103. Our lead clinical investigator in China is Dr. Yan Sun, Chairman of the NCCN guidelines for NSCLC in China and the Director of National GCP Center for Anticancer Agents Cancer Hospital in Beijing, a hospital that treats 320,000 patients a year. In 1997, Dr. Sun also co-founded the Steering Committee of the Chinese Society of Clinical Oncology and served as its Chairman and President from 1997 to 2013. Dr. Sun was the lead clinical investigator for the Phase 3 trials of other lung cancer drugs that received approval from the CFDA, including icotinib. We have currently enrolled over 230 patients and expect interim results on the primary endpoint of overall survival with respect to death events in 146 patients to be available in the fourth quarter of 2018 or early 2019, with final results for all patients with death events in 438 patients in 2020.

If Plinabulin in combination with docetaxel is approved as a treatment for advanced NSCLC, we believe it has the potential to be included in the NCCN guidelines as a treatment for advanced NSCLC.

Additionally, based upon our discussions with the CFDA, we believe our target indication for Plinabulin in combination with docetaxel as treatment for advanced NSCLC meets the criteria for accelerated approval of a novel drug for life threatening diseases. If the efficacy data from the interim results of Study 103 are positive, we plan to submit an NDA for accelerated or conditional approval in China in the first half of 2019.

Plinabulin in immuno-oncology

Preclinical studies have identified some novel and intriguing activities of Plinabulin associated with stimulation of the immune system consistent with Plinabulin’s ability to enhance the activity of other immuno-oncology agents. We have observed in these studies that Plinabulin works at multiple early steps in the process of immune activation against cancer, in particular, to activate and mobilize tumor antigen-specific T-cells to the tumor. The potential role of Plinabulin in stimulating the activity of other immuno-oncology agents has been explored in several investigator-initiated Phase 1/2 trials described below.

Overview of immuno-oncology

The immune system is capable of recognizing and eliminating tumor cells; however, tumors are sometimes able to evade the immune response through alteration of regulatory checkpoint pathways. One of these pathways is driven by PD-1, a receptor that is expressed on immune T-cells. Between 35% and 100% of some tumors such as melanoma, hepatocellular carcinoma, colorectal cancer and NSCLC overexpress PD-L1, a compound naturally bound by PD-1. Binding of PD-L1 to PD-1 suppresses immune activation, allowing the tumor to evade destruction by the immune system. Immune checkpoint cancer therapies that target PD-1 such as nivolumab (Opdivo) have been approved for the treatment of melanoma, NSCLC, and renal cell carcinoma. While nivolumab is highly effective in a subset of tumors, there are multiple pathways that tumors rely upon to evade the immune system allowing many tumors to continue to proliferate.

As with the treatment of most cancers, combination treatments are often required to increase efficacy. Recently, the combination of nivolumab, a PD-1 antibody, and ipilimumab, a CTLA-4 antibody, was approved in melanoma based on increased efficacy. However, this combination resulted in increases in grades 3 and 4 adverse events, which occurred in 55% of the combination patients compared to 16.3% in patients treated with nivolumab alone and 27.3% of patients treated with ipilimumab alone. We believe that the addition of Plinabulin to an immune checkpoint inhibitor such as nivolumab has the potential to increase activity without increasing the rate of serious adverse events, or potentially decrease immune-related side effects.

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

One example of this is in a colon cancer model in immune competent mice. The results of this model are captured in the figure below presenting the percentage inhibition of tumor volume over time as compared to a vehicle control. Each demarcated line denotes whether the test mice were treated with Plinabulin alone, treated with a PD-1 antibody (the mouse equivalent of nivolumab) alone, treated with a combination of Plinabulin and a PD-1 antibody, treated with a combination of a PD-1 antibody and a CTLA-4 antibody or treated with a triple combination of Plinabulin, a PD-1 antibody and a CTLA-4 antibody. In this model, PD-1 antibody resulted in tumor volume that was approximately 12% less than the vehicle control, similar to the levels seen with Plinabulin. The combination of Plinabulin and a PD-1 antibody resulted in tumors that were approximately 25% smaller than those from control animals, similar to the levels seen with the combination of a PD-1 antibody and a CTLA-4 antibody. The triple combination of Plinabulin, a PD-1 antibody and a CTLA-4 antibody resulted in tumors that were smaller than those in animals treated with any of the other studied agents or the studied combinations thereof and approximately 40% smaller than the vehicle control.

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

Clinical plans for Plinabulin in immuno-oncology

We have explored and plan to continue to explore the role of Plinabulin in stimulating the activity of other immuno-oncology agents in clinical programs:

•
In September 2016, UCSD enrolled the first patient in an investigator-initiated Phase 1/2 trial of Plinabulin in combination with nivolumab for the treatment of patients with metastatic NSCLC. In addition, the Fred Hutchinson Center, together with The University of Washington, have initiated an investigator-initiated Phase 1/2 trial of Plinabulin in combination with nivolumab in patients with advanced NSCLC who have failed up to two previous therapies. Dosing of Plinabulin follows the dosing schedule of nivolumab, which is dosed on day one, day eight and day 15 in a 28-day cycle. The trial at the Fred Hutchinson Center has recently progressed to the Phase 2 portion of the Phase 1/2 trial. Preliminarily safety data from these investigator-initiated trials were presented at the ASCO-SITC meeting in January 2018.  In the 10 patients evaluated, the combination therapy was well tolerated, with no immune related serious adverse events.  Only two patients presented with immune related adverse events, one with a grade 1 event and the other with a grade 2 event.

•
In the second quarter of 2018, we expect Rutgers University to initiate an investigator-initiated Phase 1/2 trial of Plinabulin in combination with PD-1 and CTLA-4 antibodies as a treatment for SCLC. This study will investigate whether the addition of Plinabulin results in a reduction of immune-related side effects of PD-1 and CTLA-4 antibodies and provides efficacy synergy.

•
In the second quarter of 2018, we expect Johns Hopkins University to initiate an investigator-initiated Phase 1/2 trial of Plinabulin in combination with pembrolizumab and platinum-based chemotherapy agents as a first-line treatment for NSCLC. This study will investigate whether the addition of Plinabulin results in a reduction of immune-related side effects of PD-1 antibodies and a reduction in severe neutropenia caused by platinum-based chemotherapy.

The investigator-initiated study at the UCSD is conducted under an investigator-initiated clinical trial agreement with UCSD and Dr. Lyudmila Bazhenova, an employee of UCSD and the principal investigator. The agreement provides that UCSD will conduct the study under the direction of the principal investigator and we will provide financial support and access to Plinabulin for use in the study. UCSD has obtained an IND, and has obtained approvals from the appropriate IRBs, and will provide us with interim reports regarding the progression of the study every four months. Up to 32 patients are expected to be enrolled in the study. We will support the study by making a total grant of up to $355,000. As of December 31, 2017 we have made payments totaling $156,000 and expect to make an additional payments totaling $199,000 through completion of the study.

The agreement provides that all rights, title and interest in study data are the sole and exclusive property of UCSD. It is possible that no intellectual property rights may be developed in connection with this study. In the event such property is developed through the study, UCSD will promptly disclose such property to us. Both parties agree that the ownership of and other rights in any intellectual property developed in the course of this study will be determined in accordance with the laws of the U.S. or the State of California. We currently have one pending family of patent applications directed to the use of Plinabulin in combination with immune checkpoint inhibitors, including PD-1 inhibitors. If the application were to issue, it would nominally expire in 2036.

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

Our agreement with the University of Washington for the Phase 1/2 trial provides that The University of Washington will conduct the study under the direction of Dr. Rafael Santana-Davilla, an employee of The University of Washington and the principal investigator and we will provide financial support and access to Plinabulin for use in the study. The University of Washington has obtained approvals from the appropriate IRBs, and will participate in monthly conference calls with us regarding the progression of the study. Up to 33 patients are expected to be enrolled in the study.

The agreement provides that all data and reports generated in performance of the study is the property of The University of Washington. It is possible that no intellectual property rights may be developed in connection with this study. In the event such property is developed through the study, The University of Washington will promptly disclose such property to us. Both parties agree that the ownership of and other rights in any intellectual property developed in the course of this study will be determined in accordance with the U.S. patent law. We currently have one pending family of patent applications directed to the use of Plinabulin in combination with immune checkpoint inhibitors, including PD-1 inhibitors. We have made payments totaling $92,000 through December 31, 2017 and if all patients are enrolled, we will make additional payments of $640,000.

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

We have not yet entered into formal agreements with respect to other investigator-initiated studies. However, we expect to pay Rutgers University an aggregate amount of approximately $1.4 million with respect to the enrollment of 55 patients in the Phase 1/2 Study of nivolumab, Ipilimumab and Plinabulin in patients with recurrent SCLC.

Other programs

In addition to exploring Plinabulin’s therapeutic potential in combination with immuno-oncology agents, we have a pipeline of preclinical immuno-oncology product candidates and have utilized our research collaborators to advance these programs.

BPI-002 and BPI-003 programs

Our BPI-002 program is based on an oral small molecule agent, similar to a CTLA-4 antibody, which induces T-cell activation and preclinical studies have shown that it is synergistic to checkpoint inhibitors in immune competent colon cancer animal model. BPI-002 is currently in preclinical studies and we plan to initiate a clinical study in 2019. Our IKK program, BPI-003, is based on a novel small molecule inhibitor of IKK, a protein kinase. IKK is involved in survival of some tumor cells as well as in the production of a number of cytokines and growth factors that serve as survival factors for various tumors. Our IKK inhibitor has shown promising activity in multiple animal models of pancreatic cancer.

BPI-004 program

Our BPI-004 program is focused on a small molecule that induces the production of neo-antigens by tumor cells, allowing tumors containing no immune cells to be infiltrated by the immune system. A large proportion of human cancers do not produce antigens that are recognized by the immune system. As a result, these tumors do not respond to treatments that work through interaction with the patient’s immune response. For example, these tumors will not respond to treatment with PD-1 inhibitors. A treatment that induces the tumor cells to produce antigens has the potential to make these cancers responsive to PD-1 inhibitors.

Collaboration with The University of Washington

We are also investigating an alternative approach to cancer treatment in which disease causing proteins are marked for early degradation. This approach uses a protein called a ubiquitin E3 ligase to target and promote the destruction of disease causing proteins, such as oncogenes. To trigger degradation, the target protein is labeled with poly-ubiquitin by a specific ubiquitin ligase enzyme. Poly-ubiquitin acts as an indicating tag to cellular proteasome machinery that the target protein should be destroyed. One approach to tagging the target protein is using a “molecular glue” to bind the ubiquitin ligase to the target protein.

We are collaborating with Dr. Ning Zheng, a Howard Hughes Medical Institute Investigator, and his group at The University of Washington on a unique “molecular glue” used to selectively tag certain oncogene proteins with E3 ligase, one of the ubiquitin ligase enzymes. Dr. Huang, co-founder of BeyondSpring, and Dr. Zheng were the first to discover the crystal structure of the only two classes of E3 ligases. This work forms the structural basis for the selection of the small molecules to be studied as a potential “molecular glue.” The first two target proteins are expected to be oncogenes KRAS and c-myc. KRAS is frequently mutated in pancreas, colon, lung and uterus cancers, while c-myc is frequently amplified in breast, ovarian and prostate cancers. This novel platform technology has the potential to significantly reduce the amount of oncogene protein in the cell and such disease-causing protein is not targeted by current therapeutic approaches.

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

Multiple Myeloma Xenograft
KRAS mutant

Control
Plinabulin
Survival (%)
110
100
90
80
70
60
50
40
30
20
10
0
0
10
20
30
40
50
Days

While specific KRAS mutations are not believed to be a major cause of glioblastoma, systems analyses have estimated that signaling through the KRAS pathway is altered in 88% of glioblastoma tumors. Plinabulin is able to cross the blood-brain barrier and led to a significant survival advantage in a KRAS-driven mouse model of glioblastoma.

While we continue to be primarily focused on the use of Plinabulin in CIN, in advanced NSCLC and in combination with immuno-oncology agents, if the necessary resources and financing are available, we may decide to further investigate the effect of Plinabulin in RAS mutant tumors.

Intellectual Property

The proprietary nature of, and protection for, our product candidates and their methods of use are an important part of our strategy to develop and commercialize novel medicines, as described in more detail below. We have obtained U.S. patents and filed patent applications in the U.S. and other countries relating to certain of our product candidates, and are pursuing additional patent protection for them and for other of our product candidates and technologies.

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

As of February 28, 2018, we owned or co-owned 72 patents, in 34 jurisdictions, including 17 issued U.S. patents. We also owned five pending U.S. non-provisional patent applications as well as corresponding patent applications pending in other jurisdictions and five pending U.S. provisional patent applications. In addition, we owned three pending international patent applications filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to reduction of CIN, the therapeutic use of tubulin binding compounds, and dosage regimens. We also owned one pending international patent application filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to compositions containing BPI-002 and methods of using BPI-002.

Our patent portfolio as of February 28, 2018 included thirteen issued U.S. patents directed to Plinabulin and Plinabulin analogs, their synthesis and their use in the treatment of various disorders. In particular, we owned six issued U.S. patents directed to the Plinabulin composition of matter, methods of synthesizing Plinabulin, and methods of treating various disorders with Plinabulin including various cancers such as lung cancer, NSCLC, breast cancer, skin cancer, prostate cancer, and myeloma, and fungal infections, and methods of using Plinabulin for inhibiting cell proliferation, promotion of microtubule depolymerization, and inducement of vascular collapse in a tumor. These U.S. patents were scheduled to expire between 2021 and 2025, excluding any potential patent term restorations. The patent portfolio also contained counterpart patents granted in 33 foreign jurisdictions including Japan, South Korea, China, Europe and other countries.

The term of individual patents may vary based on the countries in which they are obtained. In most countries in which we file including the U.S., the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the U.S., the term of a patent may be lengthened in some cases by a patent term adjustment, which extends the term of a patent to account for administrative delays by the USPTO, in excess of a patent applicant’s own delays during the prosecution process, or may be shortened if a patent is terminally disclaimed over a commonly owned patent having an earlier expiration date. In addition, in certain instances, the term of one patent for a given drug product can be restored (extended) to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. We plan to seek such an extension of one of our U.S. patents directed to Plinabulin or its use when appropriate.

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

Furthermore, the patent positions of biotechnology and pharmaceutical products and processes like those we intend to develop and commercialize are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the U.S. The scope of patent protection outside the U.S. is even more uncertain. Changes in the patent laws or in interpretations of patent laws in the U.S. and other countries have diminished, and may further diminish, our ability to protect our inventions and enforce our intellectual property rights and, more generally, could affect the value of intellectual property.

Additionally, while we have already secured a number of issued patents directed to our product candidates, we cannot predict the breadth of claims that may issue from our pending patent applications or may have or may be issued from patents and patent applications owned by others. Substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in other parties having a number of issued patents and pending patent applications relating to such areas. Patent applications in the U.S. and elsewhere are generally published only after 18 months from the priority date, and the publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patents and patent applications relating to drugs similar to our current product candidates and any future drugs, discoveries or technologies we might develop may have already been issued or filed, which could prohibit us from commercializing our product candidates.

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

Our commercial success will also depend in part on not infringing the proprietary rights of other parties. The existence of any patent by others with claims covering or related to aspects of our product candidates would require us to alter our development of commercial strategies, redesign our product candidates or processes, obtain licenses or cease certain activities. Such licenses may not be available on reasonable commercial terms or at all, which could require us to cease development or commercialization of our product candidates. In addition, our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our product candidates would have a material adverse impact on us. If others have prepared and filed patent applications in the U.S. that also claim technology to which we have filed patent applications or otherwise wish to challenge our patents, we may have to participate in interferences, post-grant reviews, inter partes reviews, derivation or other proceedings in the USPTO and other patent offices to determine issues such as priority of claimed invention or validity of such patent applications as well as our own patent applications and issued patents.

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

Neutropenia can be prevented or treated by G-CSF, a protein that promotes the survival, proliferation and differentiation of neutrophils. Recombinant G-CSF therapies, such as filgrastim (Neupogen), a short-acting drug, and pegfilgrastim (Neulasta), a long-acting drug, are commonly used to prevent and treat CIN. The major manufacturer of these competing therapies is Amgen.

There are a number of large pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drugs for the treatment of cancer for which we are developing our product candidates. For example, both Genetech Inc. and Eli Lilly and Company currently market and sell drugs, Tarceva and Cyramza. Cyramza is approved to treat NSCLC once the disease has progressed after platinum-containing chemotherapy. Moreover, a number of additional drugs are currently in ongoing Phase 3 clinical trials as second and third line treatments of NSCLC, and may become competitors if and when they receive regulatory approval.

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

Government Regulation

Government authorities in the U.S. at the federal, state and local level and in other countries extensively regulate, among other things, the research and clinical development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, pricing, export and import of drug products, such as those we are developing. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized to address the requirements of and in the format specific to each regulatory authority, submitted for review and approved by the regulatory authority. This process is very lengthy and expensive, and success is uncertain.

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

U.S. Regulation

U.S. Government Regulation and Product Approval

Government authorities in the U.S. at the federal, state and local level extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, export and import of drug products such as those we are developing. In the U.S., the FDA regulates drugs under the FDCA and its implementing regulations and biologics under the FDCA and the Public Health Service Act and its implementing regulations.

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

U.S. Drug Development Process

The process of obtaining regulatory approvals and maintaining compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions or lead to voluntary product recalls. Administrative or judicial sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

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

We are conducting our current clinical trials under two INDs. Our investigators in connection with investigator-led clinical trials are being conducted under separate INDs.

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

U.S. Review and Approval Processes

The results of product development, nonclinical studies and clinical trials, together with other detailed information regarding the manufacturing process, analytical tests conducted on the product, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA requesting approval to market the new drug. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing an NDA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. The NDA review fee alone can currently exceed $2.4 million, and is likely to increase over time. The user fee requirement is subject to certain limited deferrals, waivers and reductions.

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

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess a product’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA also may conclude that an NDA may only be approved with a REMS designed to mitigate risks through, for example, a medication guide, physician communication plan, or other elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

Post-Approval Requirements

Any products for which we receive FDA approval would be subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Further, manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

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

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, or any future product candidates we may develop, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, except that this review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, if available, we intend to apply for restorations of patent term for some of our currently owned patents beyond their current expiration dates, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA; however, any such extension may not be granted to us.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the U.S., sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement, requirements for substitution of generic products for branded prescription drugs, and increased transparency around drug pricing practices. For example, the Affordable Care Act contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. There also has been increased public and governmental scrutiny of the cost of drugs and drug pricing strategies, including by the U.S. Senate and federal and state prosecutors. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, the emphasis on cost containment measures in the U.S. has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates also may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

The Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act or the civil monetary penalties statute. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Although we would not submit claims directly to payors, manufacturers can be held liable under the federal False Claims Act and other healthcare laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, will be subject to scrutiny under the False Claims Act. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties, and the potential for exclusion from participation in federal healthcare programs. The applicable civil penalties are subject to an annual increase based on inflation; effective February 3, 2017, the penalties are between $10,967 and $21,916 for each separate false claim. In addition, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. Further, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

Patient Protection and the Affordable Care Act

The Affordable Care Act, enacted in March 2010, includes measures that have or will significantly change the way health care is financed in the U.S. by both governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

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

The Affordable Care Act has been subject to challenges and numerous ongoing efforts to repeal or amend the Act in whole or in part. Since the November 2016 U.S. election, President Trump and the U.S. Congress have made numerous efforts to repeal or amend the Affordable Care Act in whole or in part. In May 2017, the U.S. House of Representatives voted to pass the AHCA, which would repeal many provisions of the Affordable Care Act. The Senate considered but failed to pass the AHCA or a comparable measure, but Congress may consider further legislation to repeal or replace elements of the Affordable Care Act. In addition, the Tax Cuts and Job Act, which President Trump signed into law in December 2017, repeals Affordable Care’s individual health insurance mandate, which is considered a key component of the Affordable Care Act. Thus, the full impact of the Affordable Care Act, or any law replacing elements of it, on our business remains unclear. These and other laws may result in additional reductions in healthcare funding, which could have a material adverse effect on customers for our product candidates, if we gain approval for any of them. Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our product candidates if we gain approval for any of them.

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

The PRC Drug Administration Law promulgated by the Standing Committee of the National People’s Congress in 1984, as amended in 2001, 2013 and 2015, respectively, and the Implementing Measures of the PRC Drug Administration Law promulgated by the State Council in 2002, as amended in 2016, set forth the legal framework for the administration of pharmaceutical products, including the research, development and manufacturing of drugs.

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

Good Laboratories Practice Certification for Nonclinical Research

To improve the quality of animal research, the CFDA promulgated the Administrative Measures for Good Laboratories Practice of Preclinical Laboratory in 2003, which was amended in July, 2017, and began to conduct the certification program of the GLP. In April 2007, the CFDA issued the Circular on Measures for Certification of Good Laboratory Practice, or CFDA Circular 214, providing that the CFDA is responsible for certification of nonclinical research institutions. Under CFDA Circular 214, the CFDA decides whether an institution is qualified for undertaking pharmaceutical nonclinical research upon the evaluation of the institution’s organizational administration, its research personnel, its equipment and facilities and its operation and management of nonclinical pharmaceutical projects. If all requirements are met, a GLP Certification will be issued by the CFDA and the result will be published on the CFDA’s website.

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

The Advantages of Category 1 New Drugs over Category 5 Drugs

Prior to the enactment of Reform Plan for Registration Category of Chemical Medicine, Category 3 drugs are drugs which have already been marketed abroad by multinational companies, but are not yet approved in China, and Category 3 drugs are reclassified as Category 5 according to the Reform Plan for Registration Category of Chemical Medicine issued by CFDA in March 2016. Compared with the application for Category 5 drugs, the application for Category 1 domestic new drugs has a more straight-forward registration pathway. According to Provisions for Drug Registration, where a special examination and approval treatment is granted, the application for clinical trial and manufacturing will be handled with priority and with enhanced communication with the Center for Drug Evaluation of the CFDA, or the CDE, which will establish a working mechanism for communicating with the applicants. If it becomes necessary to revise the clinical trial scheme or make other major alterations during the clinical trial, the applicant may file an application for communication. When an application for communication is approved, the CDE will arrange the communication with the applicant within one month.

In comparison, according to Provisions for Drug Registration, the registration pathway for Category 5 drugs is complicated and evolving. Category 5 drug applications may only be submitted after a company obtains an NDA approval and receives the CPP granted by a major regulatory authority, such as the FDA or the EMA. Multinational companies may need to apply for conducting multi-regional clinical trials, which means that companies do not have the flexibility to design the clinical trials to fit the Chinese patients and standard-of-care. Category 5 product candidates may not qualify to benefit from fast track review with priority at the Clinical Trial Application stage. Moreover, a requirement to further conduct local clinical trials can potentially delay market access by several years from its international NDA approval. Further, according to Opinions on Reforming the Review and Approval Process for Pharmaceutical Products and Medical Devices issued by the State Council in August 2015, which is a guideline for future legislation and CFDA examination, the drugs which have already been marketed abroad may no longer be categorized as new drugs under Chinese law in the future, and therefore may not be able to enjoy any preferential treatment for new drugs. In order to implement this guideline, in March 2016, the CFDA issued the Reform Plan for Registration Category of Chemical Medicine, which changed the registration category of chemical medicine stipulated in Provisions for Drug Registration. According to the Interpretation of Reform Plan for Registration Category of Chemical Medicine issued by CFDA, a new drug refers to a drug that has never been marketed in China or abroad.

Our product candidates are all new therapeutic agents and we expect that all of our current product candidates fall under the Category 1 application process. Although the regulatory framework normally requires approval of separate Clinical Trial Applications prior to initiating each phase of clinical development, in December 2015, the CFDA approved our Clinical Trial Application including all phases of clinical trials for Plinabulin as a direct anticancer agent in NSCLC when combined with docetaxel and for the treatment of CIN.

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

•
A fast track drug registration or clinical trial approval pathway will be available for the following applications: (1) registration of innovative new drugs treating HIV, cancer, serious infectious diseases and orphan diseases; (2) registration of pediatric drugs; (3) registration of geriatric drugs that treat China-prevalent diseases; (4) registration of drugs sponsored by national science and technology grants; (5) registration of innovative drugs using advanced technology, using innovative treatment methods, or having distinctive clinical benefits; (6) registration of foreign innovative drugs to be manufactured locally in China; (7) concurrent applications for new drug clinical trials which are already approved in the U.S. or European Union, or concurrent drug registration applications for drugs which have applied for marketing authorization and passed onsite inspections in the U.S. or European Union and are manufactured using the same production line in China; and (8) clinical trial applications for drugs with urgent clinical need and patent expiry within three years, and marketing authorization applications for drugs with urgent clinical need and patent expiry within one year.

In December 2017, the CFDA released the Opinions on Encouraging the Prioritized Evaluation and Approval for Drug Innovations, which further stipulated the scope of priority review and approval. The following drugs will be entitled to priority review and approval:

•
Applications for drugs with obvious clinical benefits if any of the following circumstances applies: (1) registration applications for innovative drugs that are not marketed in China and abroad; (2) registration applications for innovative drugs to be manufactured locally in China; (3) registration applications for drugs using advanced formulation technology, using innovative treatment methods, or having distinctive clinical benefits; (4) clinical trial applications for patented drugs with patent to be expired in three years and manufacturing applications for drugs with patent to be expired in one year; (5) concurrent applications for new drug clinical trials which are already approved in the U.S. or European Union, or concurrent drug registration applications for drugs which have applied for marketing authorization and passed onsite inspections in the U.S. or European Union and are manufactured using the same production line in China; (6) registration applications for traditional Chinese drugs (including ethnic drugs) with clear clinical directions in the prevention and treatment of severe diseases; (7) registration applications for new drugs sponsored by national science and technology grants and of which clinical trials were conducted by a national clinical medical research center and approved by the administration department of such center.

•
Applications for drugs with obvious clinical benefits in the prevention and treatment of following diseases: (1) HIV; (2) pulmonary tuberculosis; (3) viral hepatitis; (4) orphan diseases; (5) malignant tumor; (6) pediatric drugs; (7) senile diseases.

In May 2016, the General Office of the State Council issued Circular 41, which signals that the Drug Marketing Authorization Holder System is finally put into implementation. Circular 41 allows institutions of drugs research and development and research specialist staffs in Beijing, Tianjin, Hebei, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong and Sichuan, to act as the applicant of drugs registration and to submit applications for drug clinical trials and drugs marketing. For the drugs newly registered after the effective date of Circular 41, applicants are allowed to submit applications for becoming a drugs marketing authorization holder at the same time as they submit applications for drug clinical trials or drugs marketing. In August 2016, the CFDA issued Circular on Conducting Works Regarding the Pilot Program for the Drug Marketing Authorization Holder System, which further detail the application procedures stipulated in Circular 41. In August 2017, the CFDA issued the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug Marketing Authorization Holder System. This notice is issued, among other things, to advance implementation of a system pilot program for holders of drug marketing authorization, to delineate the rights and obligations of such holders, to enhance the quality of drug manufacturing process and to improve the responsibility system over drug manufacturing and marketing supply chains.

Non-Inferiority Standard

In China, a drug may receive regulatory approval without showing superiority in its primary endpoint. Rather, a drug may be approved for use if it shows non-inferiority in its primary endpoint and superiority in one of its secondary endpoints.

Accelerated or Conditional Approval

In October 2017, the Central Committee of the Communist Party of China and General Office of the State Council issued the Opinions on Deepening the Reform of the Evaluation and Approval System and Inspiring Innovation of Drugs and Medical Devices. This opinion provides that, among other things:

•	the review and approval process should be accelerated for drugs or medical devices that are urgently in need for clinical practice;

•
for drugs or medical devices that are (i) for treatment of severe and life threatening diseases that cannot be cured in an effective manner, or (ii) urgently in need to improve public health, if early and mid-term indicators in clinical trials for the aforementioned drugs or medical devices show efficacy and potential clinical value, the marketing of these drugs and medical devices may be approved conditionally, and companies who desire to market such drugs or medical devices shall develop risk control plans for conducting researches according to applicable requirements;

•	extension of the patent term for certain new drugs may be granted, given that clinical trials and the review and approval process may cause delay in bringing new drugs to the market; and

•
clinical trial data obtained from foreign countries may be used to register drugs and medical devices in China if such data meet applicable requirements for the registration of drugs and medical devices in China.

Four Phases of Clinical Trials

A clinical trial consists of Phases 1, 2, 3 and 4. Phase 1 refers to the initial clinical pharmacology and safety evaluation studies in humans. Phase 2 refers to the preliminary evaluation of a drug candidate’s therapeutic effectiveness and safety for particular indication(s) in patients, which provides evidence and support for the design of Phase 3 clinical trial and settles the administrative dose regimen. Phase 3 refers to clinical trials undertaken to confirm the therapeutic effectiveness of a drug. Phase 3 is used to further verify the drug’s therapeutic effectiveness and safety on patients with target indication(s), to evaluate overall benefit-risk relationships of the drug, and ultimately to provide sufficient evidence for the review of drug registration application. Phase 4 refers to a new drug’s post-marketing study to assess therapeutic effectiveness and adverse reactions when the drug is widely used, to evaluate overall benefit-risk relationships of the drug when used among general population or specific groups, and to adjust the administration dose, etc.

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

When using international multi-center clinical trial data to support NDAs in China, applicants shall submit the completed global clinical trial report, statistical analysis report and database, along with relevant supporting data in accordance with ICH-CTD (International Conference on Harmonization-Common Technical Document) content and format requirements; subgroup research results summary and comparative analysis shall also be conducted concurrently.

Leveraging the clinical trial data derived from international multi-center clinical trials, we may avoid unnecessary repetitive clinical trials and thus further accelerate the NDA process in China.

PRC Enterprise Income Tax Law and Its Implementation

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a preferential enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. One of our Chinese subsidiaries enjoys such preferential tax treatment.

On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. VAT is applicable at a rate of 6% in lieu of business taxes for certain services and 17% for the sale of goods and provision of tangible property lease services. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period.

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

Trademarks

Trademarks are protected by the PRC Trademark Law adopted on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013, respectively, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 and amended on April 29, 2014. The USPTO handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

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

Rest of the World Regulation

For other countries outside of the U.S. and China, the requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. In all cases the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles having their origin in the Declaration of Helsinki.

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

The diagram below depicts our current organizational structure that resulted from an internal restructuring consummated in July 2015. Please refer to Note 1 to our consolidated financial statements included elsewhere in this annual report for additional information regarding the internal restructuring.

D.	Property, Plants and Equipment

In May 2015, we began to lease office space of 276 leasable, 609.75 rentable, square feet in New York, with a total rent of $2,938.25 per month.

From August 2015 to February 2016, we leased additional office space in New York, increasing total space to 411 leasable, 908 rentable, square feet and the rent increased to $4,384.97 per month.

From March 2016 to April 2016, we leased additional office space in New York, increasing total space to 695 leasable, 1,535.43 rentable, square feet and the rent increased to $7,666.82 per month.

From May 2016 to February 2017, we leased additional office space in New York, increasing total space to 976 leasable, 2,156.23 rentable, square feet and the rent increased to $9,972.07 per month.

From March 2017 to April 2018, we leased additional office space in New York, increasing total space to 1,121 leasable, 2,476.57 rentable, square feet and the rent increases to $11,252.15 per month.

After March 2018, we leased additional office space in New York, increasing total space to 2,541 leasable, 5,613.68 rentable, square feet at $26,382,39 per month through February 2020.

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal or purchase options.

We leased office space of 12,720.57 square feet in Dalian, China under multiple leases through August 31, 2016. In accordance with our lease agreement with the Chinese government, rent for the office facilities in Dalian, China was free during the above leasing period. We leased offices in Dalian, China at approximately $2,000 per month starting September 2016.

We also leased office space of 189 square feet in San Diego at $2,359 per month from February 2016 to January 2018. We leased additional office space, increasing total space to 297 square feet at $3,708 per month through February 2018. After January 2018, we leased additional office space, increasing total space to 386 square feet at $4,618.8 per month through January 2020.

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

Overview

We are a global clinical stage biopharmaceutical company focused on the development and commercialization of innovative cancer therapies. Our lead asset, Plinabulin, is a GEF-H1 activator, which has demonstrated in interim results from one Phase 2/3 trial and one Phase 3 trial its ability to reduce CIN in NSCLC patients.  Plinabulin is currently in three late stage clinical trials: two in the treatment of CIN and the third as an anti-cancer therapy in the treatment of advanced NSCLC.  Plinabulin has been studied in preclinical models and in Phase 1/2 trials to investigate its therapeutic potential in combination with immuno-oncology agents.  Pending positive results in our three late stage trials, we expect to submit two NDAs in China in late 2018 or early 2019 for conditional approval of Plinabulin; one for treatment with Plinabulin to reduce and prevent CIN and the second for the Plinabulin in combination with docetaxel for second and third line treatment of NSCLC. We anticipate China approvals approximately six months after the NDA filings given the severe unmet clinical needs in these indications. The final results for our two Phase 2/3 trials CIN are expected in 2019 and our Phase 3 trial in NSCLC are expected in 2020. If these results are positive, we intend to submit for approval in the U.S. in 2019 for CIN and in 2020 for NSCLC and other countries thereafter.  We own global rights to Plinabulin in all countries except China.  In China, we own a 60% interest in our Chinese subsidiary, Wanchun Bulin, which owns 100% interest in Plinabulin.

Our strategy is to develop a pipeline of product candidates that apply Plinabulin to different indications and other product candidates with the potential to be important components of multiple-agent combination regimes for the benefit of cancer patients. To implement our strategy, we use a novel, highly scalable business model integrating clinical resources in the U.S. and China that we believe has resulted in faster and more cost-efficient development programs, as well as by using collaborations in the U.S. in our early development and discovery efforts. Our drug development capabilities are empowered by strong interest from clinical investigators in the U.S. as well as by our understanding of the pharmaceutical industry, clinical resources and regulatory system in China.

In addition to the clinical development programs in CIN and NSCLC for Plinabulin, we are utilizing our research collaborations to advance Plinabulin in clinical trials to investigate its therapeutic potential as an immuno-oncology agent.  We provide financial support for these various investigator-initiated clinical trials as well as drug supply of Plinabulin. In addition to exploring Plinabulin’s therapeutic potential in combination with immuno-oncology agents, we have a pipeline of preclinical immuno-oncology product candidates and de novo drug discovery with ubiquitin-mediated degradation pathway in collaboration with the University of Washington.  We have utilized our research collaborations effectively and efficiently to advance these programs.

We intend to commercialize Plinabulin, if approved, in China through our subsidiary, Wanchun Bulin because China recognized Plinabulin as a National Science and Technology Major Project for “essential new drug research and development.”  With the 2017 Innovation Award, Plinabulin is included in the National Drug Priority List and, pending drug approval and successful pricing negotiations with the Chinese government, Plinabulin has the potential to be included in the National Insurance System, which will allow for faster access to patients and reimbursement.  In addition, as the treatment of cancer patients in China is highly centralized, we expect to reach 80% of the target market in Beijing, Shanghai and Guangzhou areas with a manageable commercial infrastructure.  In the U.S. and for the rest of world, we intend to seek one or multiple potential pharmaceutical partners for commercialization.

Since the inception of Wanchun Biotech, the former holding company of our U.S. subsidiary, in 2010, our operations have focused on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio, including purchasing rights to Plinabulin, strengthening Plinabulin patents and conducting preclinical studies and clinical trials. We do not have any product candidates approved for sale and have not generated any revenue from product sales. We have financed our operations through a combination of equity financings and loans from related and third parties, which have been either assumed by Wanchun Biotech as part of our internal restructuring, converted into an equity investment, or repaid by us. On March 14, 2017, we completed our IPO, in which we issued 174,286 ordinary shares at $20.00 per share for gross proceeds of approximately $3.5 million. In conjunction with our IPO, we issued 2,541,048 ordinary shares in a private placement to certain investors at $20.00 per share for gross proceeds of approximately $50.8 million. As of December 31, 2017, we had cash, cash equivalents and short-term investments of $30.6 million.

Since inception we have incurred operating losses. Our net losses were $96.4 million, $12.5 million and $8.0 million for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 and 2016, we had an accumulated deficit of $123.9 million and $32.1 million, respectively. Substantially all of our losses have resulted from purchasing the global rights for Plinabulin, funding our clinical trials, manufacturing of our drug product, research and development programs and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

•	continue preclinical studies and clinical development of our programs including in connection with the clinical development programs for Plinabulin in CIN and NSCLC;

•	hire additional research, development and business personnel;

•	maintain, expand and protect our intellectual property portfolio;

•	launch and commercialize Plinabulin in China;

•	fund the discovery and development of new product candidates; and

•	incur additional costs associated with operating as a public company.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization.  Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all our manufacturing activities are contracted out to third parties.  Additionally, we currently utilize third-party CROs to carry out our clinical development and trials.  We do not yet have a sales organization in China but intend to establish one beginning in 2019.

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

Expenses

Research and Development Expenses

The largest component of our total operating expenses has historically been our investment in research and development activities. Research and development expenses consist of costs associated with our research and development activities, including the purchase of the Plinabulin global rights from Nereus, conducting preclinical studies and clinical trials of Plinabulin and development of our pipeline of immuno-oncology product candidates and de novo drug discovery using our ubiquitin-mediated degradation platform.  Research and development expenses also include activities related to:

•	employee-related expenses, including salaries, benefits and travel expense for research and development personnel;

•	expenses incurred under agreements with CROs, contract manufacturing organizations, and consultants that conduct and support clinical trials and preclinical studies;

•	costs associated with preclinical studies and development activities;

•	costs associated with regulatory operations;

•	costs associated with protecting intellectual property;

•	share-based compensation to employees, directors and non-employee consultants; and

•	other expenses, which include direct and allocated expenses for rent, insurance and other supplies used in research and development activities.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to increase significantly over the next several years as we continue to develop our product pipeline through preclinical studies and clinical trials and prepare for our Plinabulin NDA filings in China and the U.S., including preparing commercial manufacturing batches of Plinabulin and building up inventories before approval. We expect to add additional personnel to support these activities, which would increase personnel cost, including equity-based compensation. Our current research and development activities mainly relate to:

•	Study 105, an approximately 200 patient Phase 2/3 clinical trial for Plinabulin to prevent CIN;

•	Study 106, an approximately 200 patient Phase 2/3 clinical trial for Plinabulin to prevent TAC CIN;

•	Study 103, an approximately 554 patient Phase 3 clinical trial of Plinabulin in combination with docetaxel for second and third line treatments of advanced NSCLC;

•	Two Phase 1/2 investigator-initiated clinical trials of Plinabulin in combination with nivolumab for second and third line treatments of advanced NSCLC;

•	Preclinical studies investigating both Plinabulin’s and our preclinical product candidates, potential in combination with immuno-oncology therapies; and

•	Preclinical study investigating the ubiquitin-mediated degradation pathway.

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

The successful development of our product candidates is highly uncertain. Due to the inherently unpredictable nature of preclinical studies and clinical development and commercialization of product candidates, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of, or when, if ever, material net cash inflows may commence from, any of our other product candidates. This unpredictability is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials and commercialization of product candidates, which vary significantly over the life of a project as a result of many factors, including:

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

General and Administrative Expenses

General and administrative expenses consist primarily of share-based compensation costs, personnel costs, including executive, finance and human resource functions, and information technology. Other general and administrative expenses include professional fees for legal, consulting, auditing and tax services as well as other direct expenses for rent, insurance and other supplies used in general and administrative activities. We anticipate that our general and administrative expenses will increase in future periods to support increases in our research and development activities, including the continuation of the clinical trials of Plinabulin and the initiation of our clinical trials for our other product candidates. These increases will likely include increased headcount, expanded infrastructure and increased costs for insurance. We also incur increased legal, compliance, accounting, directors’ and officers’ insurance, and investor and public relations expenses associated with being a public company.

Other Income (Expenses)

Other income for 2017 consists primarily of foreign exchange gains, interest income earned on our cash, grants. Of the total grants of approximately $920,000 (RMB 6.1 million), we received approximately $450,000 (RMB 3 million) from Financial Service Development Council of Dalian and approximately $470,000 (RMB 3.1 million) from Financial and Monetary Bureau of Jinpu New Area of Dalian.

Other expenses consist primarily of foreign exchange losses in 2016.

Results of Operations

Comparison of Years Ended December 31, 2017 and 2016

The following table summarizes the results of our operations for the years ended December 31, 2017 and 2016, respectively, together with the changes in those items in dollars:

	Years Ended December 31,
	2017	2016	Change
	(in thousands of U.S. Dollars (“$”))%
Revenue	—	—	—
Operating expenses
Research and development	(88,928)	(10,437)	752
General and administrative	(9,053)	(1,931)	369
Loss from operations	(97,981)	(12,368)	692
Other (expense) income
Foreign exchange gain, net	555	(195)	(284)
Interest income	120	18	567
Other income	918	—	—
Interest expense	—	—	—
Loss on disposal of property and equipment	—	—	—
Net loss on equity method investment	—	—	—
Total other expense	1,593	(177)	(1000)
Net loss before income tax	(96,388)	(12,545)	668
Income tax benefit	—	—	—
Net loss	(96,388)	(12,545)	668

Research and Development

Research and development expenses increased by $78.5 million to $88.9 million for the year ended December 31, 2017 from $10.4 million for the year ended December 31, 2016.  Approximately $60.1 million of the increase was due to non-cash expense increases, of which approximately $17.8 million was due to an increase in non-cash share compensation expense; and $42.3 million was due to the issuance of 2,112,963 ordinary shares to Nereus Trust as a result of our performance of the termination agreement described below. The remaining $18.4 million of the increase was primarily attributable to the continuation of our clinical trials, Study 103, Study 105 and Study 106 and two investigator initiated Phase 1/2 clinical trials of Plinabulin and nivolumab in second and third line treatments of advanced NSCLC and costs related to the manufacturing of Plinabulin.

R&D activities(1)	Years Ended December 31,
	2017	2016	Change
	(in thousands of U.S. Dollars (“$”))%
Study 103	8,138	4,688	74
Study 105	6,375	32	NM
Study 106	3,615	—	NM
Preclinical	2,348	1,528	54
Other clinical trials	1,230	305	303
Employee-related expenses	2,881	1,408	105
Share-based compensation	17,753	—	NM
Consultant and other	4,329	2,476	80
Share-based payment to Nereus(2)	42,259	—	NM
Total research and development	88,928	10,437	NM

NM: Not meaningful

(1) Due to the inherently unpredictable nature of preclinical and clinical development, we do not track all of our internal research and development expenses on a program-by-program basis as they primarily relate to personnel, early research, manufacturing and development, which are deployed across multiple projects under development. These costs are therefore shown separately.

(2) On February 2, 2015, we, Wanchun Biotech and Fortis Advisors LLC, in its capacity as an agent of the former stakeholders of the seller of the patent of Plinabulin transferred to Wanchun Biotech, entered into an agreement to terminate royalty payment arrangements due by us on Plinabulin sales, if any, to the patent sellers. The termination agreement was effective upon the consummation of our IPO and required us to issue a number of ordinary shares representing 10% of our fully-diluted equity capitalization immediately prior to the offering to an entity designated by the seller in lieu of the royalty payment. In satisfaction of that obligation, we issued 2,112,963 ordinary shares to Nereus Trust, upon consummation of our IPO on March 14, 2017, and the royalty payment arrangements were terminated.

General and Administrative Expense

General and administrative expenses increased by $7.2 million to $9.1 million for the year ended December 31, 2017 from $1.9 million for the year ended December 31, 2016. The increase was primarily attributable to an increase in non-cash share compensation expenses of $4.9 million and the additional costs of operating as a public company, including an increase in personnel and increased legal expenses.

Other (Expense) Income

Other income increased by $1.8 million to $1.6 million for the year ended December 31, 2017 from $0.2 million other expense for the year ended December 31, 2016. This increase was primarily attributable to a total of approximately $0.9 million cash grants we received, approximately $450,000 (RMB 3 million) from Financial Service Development Council of Dalian and approximately $470,000 (RMB 3.1 million) from Financial and Monetary Bureau of Jinpu New Area of Dalian, and an increase in foreign exchange gains of $0.8 million.

Comparison of Years Ended December 31, 2016 and 2015

The following table summarizes the results of our operations for the years ended December 31, 2016 and 2015, respectively, together with the changes in those items:

	Years Ended December 31,
	2016	2015	Change
	(in thousands of U.S. Dollars (“$”))%
Revenue	—	—	—
Operating expenses
Research and development	(10,437)	(6,282)	(66.36)
General and administrative	(1,931)	(1,193)	(61.60)
Loss from operations	(12,368)	(7,475)	(65.46)
Other (expense) income
Foreign exchange gain, net	(195)	13	(1600)
Interest income	18	13	38.46
Interest expense	—	(532)	100
Loss on disposal of property and equipment	—	(27)	100
Net loss on equity method investment	—	(44)	100
Total other expense	(177)	(577)	69.32
Net loss before income tax	(12,545)	(8,052)	(55.80)
Income tax benefit	—	—	—
Net loss	(12,545)	(8,052)	(55.80)

Research and Development

Research and development expenses increased by $4.1 million to $10.4 million for the year ended December 31, 2016 from $6.3 million for the year ended December 31, 2015. The increase in research and development expense was primarily attributable to:

•	continuation of Study 103;

•	initiation of Study 105;

•	initiation of Study 106;

•	initiation of two investigator-initiated Phase 1/2 clinical trials of Plinabulin and nivolumab in second and third line treatments of advanced NSCLC;

•	other immuno-oncology preclinical development and investigation of the ubiquitin-meditated degradation pathway;

•	filing of additional patent application to protect intellectual property;

•	manufacturing of Plinabulin;

•	preclinical studies regarding Plinabulin’s mechanism of action; and

•	long-term toxicology studies.

General and Administrative Expense

General and administrative expenses increased by $0.7 million to $1.9 million for the year ended December 31, 2016 from $1.2 million for the year ended December 31, 2015. The increase was primarily attributable to increased consulting service fees, salaries and welfares, and legal and auditing fees.

Other (Expense) Income

Other expense decreased by $0.4 million to $0.2 million for the year ended December 31, 2016 from $0.6 million for the year ended December 31, 2015. The decrease was primarily attributable to the elimination of interest expense offset by an increase of foreign exchange loss.

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

Research Contract Costs and Accruals

We have entered into various research and development contracts with research institutions and other companies in China, the U.S., Europe and Australia. Related payments are recorded as research and development expenses as incurred. We record accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, we analyze progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from our estimates. Our historical accrual estimates have not been materially different from the actual costs.

Foreign Currency Translation and Transactions

We currently use U.S. dollar as our functional currency for all our entities, except for entities in China, which adopt RMB as the functional currency, and BeyondSpring Pharmaceuticals Australia PTY Ltd., which adopts the Australian dollar as the functional currency. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters. We use U.S. dollars as our reporting currency. For subsidiaries whose functional currencies are not the U.S. dollar, we use the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position to U.S. dollar, the reporting currency, respectively. Translation differences are recorded in accumulated other comprehensive income or loss, a component of shareholders’ equity.

We measure transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the exchange rates prevailing at the balance sheet date. We include exchange gains and losses in the consolidated statements of comprehensive loss.

Income Taxes

We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

In accordance with Accounting Standards Update (“ASU”) No. 2015-17, Income Taxes (Topic 740) all deferred income tax assets and liabilities are classified as non-current on the consolidated balance sheets. We evaluate our uncertain tax positions using the provisions of ASC 740, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. We recognize in the financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is our policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), amended by ASU No. 2015-14. This new standard will replace all current Generally Accepted Accounting Principles, or GAAP, guidance on this topic and establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. This guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. In 2015, the FASB deferred the effective date to reporting periods beginning after December 15, 2017, with early adoption permitted. We adopted this standard on January 1, 2018. As we have not entered into any revenue arrangement and do not anticipate any revenue arrangement in the near future, we do not expect the adoption of the new standard will have significant impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”), which requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. We are currently evaluating the financial statement impact of adoption.

In August 2016, the FASB issued ASU No. 2016-15 Statement of cash flows—Classification of Certain Cash Receipts. The amendments in ASU 2016-15 (“ASU 2016-15”), addresses eight specific cash flow classification issues. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We are currently evaluating the impact of adoption on our consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”), which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. We are currently evaluating the impact of adoption on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting (“ASU 2017-02”). This standard provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share-based payment award. The updated guidance is effective for interim and annual periods beginning after December 15, 2017, and early adoption is permitted. The adoption of this ASU in 2018 is not expected to have a material impact on our consolidated financial statements.

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

Since inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our negative cash flows have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred consolidated net losses of $96.4 million, $12.5 million and $8.0 million for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 and 2016, we had an accumulated deficit of $123.9 million and $32.1 million, respectively. Our primary use of cash is to fund research and development costs and for general and administrative costs. Our operating activities used $28.8 million, $13.7 million and $6.6 million of cash during the years ended December 2017, 2016 and 2015, respectively. We have financed our operations principally through proceeds from public offering and private placements of ordinary shares and loans from related and third parties, including our IPO and the concurrent private placement consummated in March 2017, in which we received net proceeds of $47.2 million, after deducting underwriting discounts and commissions and the offering expenses.

Our liquidity is affected by financing activities, our clinical trials, research and development and general and administrative expenses. We believe that our current levels of cash will be sufficient to meet our anticipated cash needs for at least the next 12 months of the filing of this annual report on Form 20-F. In our opinion, the working capital is sufficient for our present requirements under the cash flow control budget.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
	(in thousands of U.S. Dollars (“$”))
Net cash used in operating activities	(28,796)	(13,698)	(6,570)
Net cash used in/provided by investing activities	(3,150)	(64)	355
Net cash provided by financing activities	47,722	14,713	16,670
Net effect of foreign exchange rate changes	18	(85)	(26)
Net increase in cash and cash equivalents	15,794	866	10,429

Net Cash Used in Operating Activities

The cash used in operating activities for the years ended December 31, 2017, 2016 and 2015 resulted primarily from our net losses of $96.4 million, $12.5 million and $8.0 million, respectively, adjusted for non-cash charges and changes in components of working capital. During 2017 these non-cash charges included $42.3 million of stock issued for the purchase of the remaining global patent rights to Plinabulin and $22.7 million of non-cash share-based compensation. Net cash used in operating activities was $28.8 million for the year ended December 31, 2017, compared to $13.7 million for the year ended December 31, 2016. The $15.1 million increase was primarily due to an increase in research and development expenses as we expanded our clinical trial activities related to Plinabulin and an increase in general and administrative expenses as we started to operate as a public company. Net cash used in operating activities was $13.7 million for the year ended December 31, 2016, compared to $6.6 million for the year ended December 31, 2015. The increase in cash used in operating activities was primarily due to a $4.1 million increase in research and development and a $0.7 million increase in general and administrative expenses.

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

Net Cash Used in/Provided by Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 was $3.2 million, net cash used in investing activities for the year ended December 31, 2016 was $0.06 million, and net cash provided by investing activities for the year ended December 31, 2015 was $0.4 million. During 2017, net cash was primarily used in purchasing a one-year short-term investment. During 2016, net cash is primarily used in acquisitions of furniture and fixtures for our offices in Dalian, China. During 2015, net cash provided by investing activities mainly arose from cash obtained from acquisition of an equity investee net of loans to related parties.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2017 increased by $33.0 million to $47.7 million from $14.7 million for the year ended December 31, 2016. The increase was primarily due to our IPO and concurrent private placement in March 2017, in which we received net proceeds of $47.2 million. Net cash provided by financing activities for the year ended December 31, 2016 was $14.7 million compared to $16.7 million for the year ended December 31, 2015. Net cash provided by financing activities during 2016 was primarily related to our issuance of $15.25 million of ordinary shares to certain investors in September 2016. The decrease in cash provided by financing activities during 2016 compared with 2015 was primarily due to a decrease in proceeds from the issuance of ordinary shares and no third party loan or affiliated loan borrowed during 2016.

Operating Capital Requirements

We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize any of our current product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our current product candidates and incur pre-commercialization expenses that are expected to occur prior to regulatory approval. In addition, subject to obtaining regulatory approval of any of our product candidates, we expect to incur significant commercialization expenses for product sales, marketing and manufacturing. Accordingly, we anticipate that we will need substantial additional funding in connection with our future operations.

Based on our current operating plan, we expect that our existing cash and cash equivalents and short-term investments of $30.6 million as of December 31, 2017 will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the filing of this annual report. During that time, we expect that our expenses will increase substantially from current levels as we continue to fund clinical development of our current product candidates, continue to invest in research and development for our earlier stage programs, working capital and other general corporate purposes and, as a result, we may need to raise additional capital. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our product candidates.

Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of regulatory reviews and approvals;

•	the ability of our product candidates to progress through clinical development successfully;

•	the initiation, progress, timings, costs and results of studies in animals and clinical trials for our other programs and potential product candidates;

•	the number and characteristics of the product candidates we pursue;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other products and technologies;

•	our ability to establish and maintain arrangements partnership with other pharmaceutical companies for the development, licensing and commercialization of our assets; and

•	our ability to maintain and establish collaboration arrangements on favorable terms, if at all.

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

Research and Development

In fiscal years 2015, 2016 and 2017, our research and development expenses were $6.3 million, $10.4 million and $88.9 million, respectively. Our research and development expenses consist of costs associated with our research and development activities, conducting studies in animals and clinical trials of Plinabulin, activities related to regulatory filings, personnel expenses and the purchase of the remaining global patent rights to Plinabulin in 2017. See “—A. Operating Results—Components of Results of Operations—Expenses—Research and Development Expenses.”

Intellectual Property

As of February 28, 2018, we owned or co-owned 72 patents, in 34 jurisdictions, including 17 issued U.S. patents. We also owned five pending U.S. non-provisional patent applications as well as corresponding patent applications pending in other jurisdictions and five pending U.S. provisional patent applications. In addition, we owned three pending international patent applications filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to reduction of CIN, the therapeutic use of tubulin binding compounds, and dosage regimens. We also owned one pending international patent application filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to compositions containing BPI-002 and methods of using BPI-002. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

We did not have in fiscal years 2015, 2016 and 2017, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our consolidated balance sheets.

F.	Contractual Obligations and Commitments

Our principal commitments consist of obligations under our operating leases for equipment and office space. The following table summarizes our significant contractual obligations as of payment due date by period at December 31, 2017:

		Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments	$66	$66	—	—	—

We lease all of our facilities and believe our current facilities are sufficient to meet our needs. Our principal executive offices are located in New York, and we also have offices in Dalian, China. In May 2015, we began to lease offices in New York at $2,938 per month. After that we leased additional office space and the rent increased to $26,382 per month through February 28, 2020. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal or purchase options.

We leased offices in Dalian, China under multiple operating leases through August 31, 2016. In accordance with our lease agreement with the Chinese government, rent for the office facilities in Dalian, China is free during above leasing period. We lease offices in Dalian, China at approximately $2,000 per month starting September 2016.

We also leased office space in San Diego at $2,359 per month from February 1, 2016 to January 31, 2017. After that we leased additional office space and the rent increased to $4,619 per month through January 31, 2020.

We enter into agreements in the normal course of business with CROs and institutions to license intellectual property. We have not included these future payments in the table of contractual obligations above since the contracts are cancelable at any time by us with prior written notice.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Below is a list of the names and ages of our co-founder, directors and executive officers and Messrs. Mohanlal, Lloyd and Schooley, executive officers of BeyondSpring Pharmaceuticals, Inc., or BeyondSpring U.S., as of March 26, 2018, and a brief account of the business experience of each of them. The business address for our directors and officers and the officers of BeyondSpring U.S. is c/o BeyondSpring Inc., 28 Liberty Street, 39th Floor, New York, NY 10005.

Name	Age	Position(s)
Executive Officers
Lan Huang, Ph.D.	47	Co-Founder, Chairman and Chief Executive Officer
Edward Dongheng Liu	36	Chief Financial Officer
Ramon W. Mohanlal, M.D., Ph.D.	59	Chief Medical Officer of BeyondSpring U.S.
G. Kenneth Lloyd, Ph.D.	73	Chief Scientific Officer of BeyondSpring U.S.
Gordon L. Schooley, Ph.D.	71	Chief Regulatory Officer of BeyondSpring U.S.
Non-Employee Directors
Patrick Fabbio, M.B.A	50	Director
Matthew Kirkby, M.A.	49	Director
Quanqi Song, Ph.D.	53	Director
Yanbin Xie, M.D.	60	Director
Christine Ying Zhao, M.B.A.	45	Director

Executive Officers

Lan Huang, Ph.D. is our Co-founder, Chairman and Chief Executive Officer and has been a member of the board of directors since November 2014. Dr. Huang brings over ten years of entrepreneurial experience in the Chinese and U.S. biotechnology industries. In 2010, Dr. Huang founded Wanchun Biotech, the former holding company of our U.S. subsidiary. In 2007, Dr. Huang co-founded Wuxi MTLH Biotechnology Co. Ltd, where she served as CEO in 2010 and continues to hold a directorship. The rights related to the development and marketing of the peptide drug in China, which drug Dr. Huang designed while at Wuxi MTLH Biotechnology Co. Ltd, were sold to Shanghai Pharmaceutical Group in 2010. Additionally, in 2008, Dr. Huang co-founded Paramax International Inc., a CRO that conducts clinical trials for global biopharmaceutical and medical device companies. Paramax International Inc. was acquired by ReSearch Pharmaceutical Services, Inc. in 2009. Dr. Huang was trained at Memorial Sloan Kettering Cancer Center from 1998 to 2002, where her research in cancer signaling pathways involving P53 degradation was published in Science. Her translational research in cancer signaling pathways involving RAS was published in two Nature papers. She has invented and holds patents for a number of biotech products for oncology and dermatology indications and in 2009, she was the recipient of China’s “Thousand Talent Innovator Award.” Dr. Huang received her B.A., Magna Cum Laude and Phi Beta Kappa, from Lawrence University, where she served as a trustee from 2012 to 2015. She received her Ph.D. in chemistry from the University of California at Berkeley, where she won the international-level Women’s Opportunity Award given by Soroptimist International. She also studied at Fudan University in Shanghai, China.

Edward Dongheng Liu has served as our Chief Financial Officer since March 26, 2018. Mr. Liu brings decade-long experience in senior banking roles, supporting corporate financings and strategic transactions for clients in the Asia-Pacific region. Through his experiences in equity investments and investment banking, he developed an expertise in financial analysis with a particular focus in healthcare. From 2016 to 2018, Mr. Liu was a Partner and Executive Director at Epiphron Capital, a cross-border, healthcare-focused investment fund, also an early investor of BeyondSpring. From 2013 to 2016, he served as Vice President and subsequently as Senior Vice President of the Investment Banking and Capital Markets team at Jefferies Hong Kong Limited in Hong Kong. Prior to that, he held various roles with increasing responsibilities at J.P. Morgan Securities (Asia Pacific) Limited, where he focused on investment banking in the Asia-Pacific region. Mr. Liu received his bachelor’s degree in economics and mathematics from Yale University. He also completed a year of biomedical engineering coursework at Tsinghua University before attending Yale.

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

Non-Employee Directors

Patrick Fabbio, M.B.A. has served on our board since January 2, 2018. Mr. Fabbio is currently the Chief Financial Officer of Progenics Pharmaceuticals, Inc. a public biotech company. Prior to joining Progenics in November 2015, he was Chief Financial Officer of electroCore LLC, a privately-held bioelectric medicine healthcare company, and Vice President, Finance for NPS Pharmaceuticals, Inc., a publicly traded, global rare disease company that was acquired by Shire. Mr. Fabbio has more than 20 years of financial leadership experience in both public and private life science and pharmaceutical companies in various roles, including: Vice President, Finance of Catalent Pharma Solutions Inc.; Chief Financial Officer of Ikano Therapeutics Inc.; senior corporate finance, commercial and transactional roles at Sanofi; and Corporate Controller for Biomatrix Inc., a publicly traded biotechnology company that was acquired by Genzyme. He received his B.B.A. in accounting at Pace University and M.B.A. from the Stern School of Business at New York University.

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

Yanbin Xie, M.D. has served on our board since May 1, 2016. Dr. Xie has had a long career in drug development research. From 1997 to January 1, 2018, Dr. Xie was the General Manager of ICON Clinical Research (Beijing No. 2) Co., Limited, formerly BeijingWits Medical Consulting Ltd., a provider of outsourced development services to the biotechnology, pharmaceutical and medical device industries. At ICON, Dr. Xie was responsible for coordinating strategic goals and development, training management teams and overseeing regulatory compliance. Dr. Xie founded BeijingWits, the first Chinese joint venture CRO, in 1997 with the goal of bringing international standards for clinical trials to China. Dr. Xie continues to hold a directorship at Beijing Wits Science & Technology Co. Ltd., which he has held since 1995. Since 2011, Dr. Xie has also served as a director of Med-Sonics Corp., a company focused on the development of ultrasonic devices. Dr. Xie received his M.D. from Shanxi Medical University, in Taiyuan, China, specializing in clinical medicine.

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

Resignation of Richard Brand, CFO

Richard A. Brand resigned as our Chief Financial Officer effective as of February 20, 2018. Mr. Brand’s departure was not the result of any disagreement with us or our Board of Directors on any matter relating to our operations, policies or practices. In connection with Mr. Brand’s departure, we entered into a separation agreement with Richard Brand, as described in “Item 6.— Directors, Senior Management and Employees — B. Compensation — Separation Agreement with Richard Brand” below. Our Controller, Amy Yang, acted as the Company’s interim Chief Financial Officer until Edward Dongheng Liu was appointed as Chief Financial Officer on March 26, 2018.

B.	Compensation

Compensation of Executive Officers and Directors in 2017

With respect to the year ended December 31, 2017, the aggregate cash compensation, including benefits in kind, accrued or paid by us and our subsidiaries to our directors and executive officers (including our former CFO Richard Brand and former directors Nanxing He and Mulong Liu) was $1.6 million, and the aggregate equity compensation by us and our subsidiaries to our directors and executive officers was $22.7 million (including stock options, as described in “—2017 Omnibus Incentive Plan” below). This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry. For the year ended December 31, 2017, we did not separately set aside any amounts for pensions, retirement or other benefits for our directors and executive officers.

Director Agreements

We have entered into a director agreement, or the Director Agreement, with each of our non-employee directors. Under the terms of each Director Agreement, the annual compensation payable to our non-employee directors consists of:

•
an annual cash retainer fee equal to $30,000 (pro-rated for any partial year of service), plus an additional cash retainer fee equal to $3,750 (pro-rated for any partial year of service) for any director serving as chairman of either the Compensation Committee, the Nominating and Corporate Governance Committee, or the Audit Committee, and

•
an annual grant of restricted shares with a grant date value of $30,000 (pro-rated for any partial year of service), plus an additional grant of restricted shares with a grant date value of $3,750 (pro-rated for any partial year of service, but not pro-rated in respect of fiscal year 2017) for any director serving as chairman of either the Compensation Committee, the Nominating and Corporate Governance Committee, or the Audit Committee, in each case paid on a fiscal year basis in arrears.

Such restricted shares are issued under the BeyondSpring Inc. 2017 Omnibus Incentive Plan, or the 2017 Omnibus Incentive Plan and vest in equal installments on the first three anniversaries of the grant date, subject to the director’s continued service as our director through the applicable vesting dates. Any grant of restricted shares made to a non-employee director will be subject to the terms and conditions of the 2017 Omnibus Incentive Plan and the applicable restricted share award agreement memorializing such grant. As of December 31, 2017, Mr. Kirkby, Dr. Song, Ms. Zhao and Dr. Xie received 846, 735, 846 and 735 time-based restricted shares, respectively, none of which were vested.

For additional information regarding equity-based grants under our 2017 Omnibus Incentive Plan, see “—2017 Omnibus Incentive Plan.”

Employment Agreements

Lan Huang, Ph.D.

Dr. Lan Huang, our Co-founder, Chairman and Chief Executive Officer, has provided consulting services to BeyondSpring U.S. from its inception to April 1, 2016, and was entitled to receive consulting service fees amounting to $300,000 for the year ended December 31, 2015, of which $200,000 has been paid by the end of 2015. From January 1, 2016 to March 31, 2016, Dr. Huang received consulting service fees amounting to $75,000. Dr. Huang was also reimbursed for certain consulting expenses. On April 1, 2016, we entered into an employment agreement with Dr. Huang for the position of Chief Executive Officer, which was amended and restated on November 10, 2016. From April 1, 2016 to December 31, 2017, Dr. Huang received salaries amounting to $525,000 from us. Dr. Huang currently receives a base annual salary of $300,000, which is subject to review and adjustment in accordance with company policy. Dr. Huang is eligible for a merit bonus based on performance in accordance with company policy. Dr. Huang is eligible to receive payment for her medical insurance up to a maximum of $500 per month. Dr. Huang is required to use her best efforts to remain in our employment for a minimum of three years, but her employment can be terminated at will by either party.

Edward Dongheng Liu

On March 26, 2018, we entered into an employment agreement with Edward Dongheng Liu for the position of Chief Financial Officer, with an employment start date of March 26, 2018. Mr. Liu is entitled to receive a base annual salary of $300,000, which is subject to review and adjustment in accordance with company policy. Mr. Liu is eligible for an annual merit bonus of two-month salary based on certain pre-specified milestones. Mr. Liu is eligible to receive payment for his medical insurance up to a maximum of $500 per month. Mr. Liu is required to use his best efforts to remain in our employment for a minimum of four years, but his employment can be terminated at will by either party.

Ramon Mohanlal, M.D., Ph.D.

Dr. Ramon Mohanlal, the Chief Medical Officer of BeyondSpring U.S., provided consulting services to BeyondSpring U.S. from October 12, 2015 to April 1, 2016, and received consulting service fees amounting to $140,000 for his services provided during such period. Dr. Mohanlal was also reimbursed for certain healthcare expenses. On April 1, 2016, we entered into an employment agreement with Dr. Ramon Mohanlal for the position of Chief Medical Officer, which was amended and restated on November 10, 2016. From April 1, 2016 to December 31, 2017, Dr. Mohanlal received salaries amounting to $525,000 from us. Dr. Mohanlal currently receives a base annual salary of $300,000, which is subject to review and adjustment in accordance with company policy. Dr. Mohanlal is eligible for an annual merit bonus of 30% of his annual salary based on certain pre-specified milestones. Dr. Mohanlal is eligible to receive payment for his medical insurance up to a maximum of $500 per month. Dr. Mohanlal is required to use his best efforts to remain in our employment for a minimum of five years, but his employment can be terminated at will by either party.

Gordon L. Schooley, Ph.D.

Dr. Gordon Schooley, the Chief Regulatory Officer of BeyondSpring U.S., provided consulting services to BeyondSpring U.S. from October 9, 2013 to June 16, 2016, and received consulting service fees amounting to $135,000 and $110,000 for his services provided during the years ended December 31, 2015 and 2016, respectively. For his services provided from January 1, 2016 to June 30, 2016, Dr. Schooley has received consulting service fees amounting to $110,000. Dr. Schooley is also reimbursed for certain consulting and medical expenses. On June 16, 2016, we entered into an employment agreement with Dr. Gordon L. Schooley for the position of Senior Vice President of Regulatory Affairs. On November 10, 2016, we entered into an amended and restated employment agreement with Dr. Gordon L. Schooley for the position of Chief Regulatory Officer. From June 16, 2016 to December 31, 2017, Dr. Schooley received salaries amounting to $385,416  from us. Dr. Schooley currently receives a base annual salary of $250,000, which is subject to review and adjustment in accordance with company policy. Dr. Schooley is eligible for an annual merit bonus of 20% of his annual salary based on certain pre-specified milestones. As part of his consulting agreement, Dr. Schooley is also reimbursed for the cost of health insurance for him and his wife. Dr. Schooley is required to use his best efforts to remain in our employment for a minimum of three years, but his employment can be terminated at will by either party.

Consulting Arrangements

G. Kenneth Lloyd, Ph.D.

Dr. G. Kenneth Lloyd, our Chief Scientific Officer, has provided consulting services to BeyondSpring U.S., and prior to the formation of BeyondSpring U.S., to our subsidiary Wanchun Pharma, since December 16, 2012. Based on the consulting service contracts entered into with Dr. Lloyd, the consulting service fees were $212,500 for his services provided during the year ended December 31, 2015 and $300,000 for the years ended December 31, 2016 and 2017. As part of his consulting agreement, Dr. Lloyd is also reimbursed for the cost of health insurance for him and his wife as well as certain consulting expenses.

Separation Agreement with Richard Brand (former CFO)

Mr. Brand resigned as Chief Financial Officer effective as of February 20, 2018.  In connection with his resignation, we entered into a Severance Agreement and General Release with Mr. Brand, dated February 20, 2018, pursuant to which we agreed to pay Mr. Brand one month base salary and to pay health insurance premiums for Mr. Brand and his dependents through May 31, 2018, in exchange for execution by Mr. Brand of a general release of claims against us.  Mr. Brand will continue to be bound by the restrictive covenants contained in his employment agreement and his mutual confidentiality and non-disclosure agreement.  Mr. Brand’s unvested restricted share awards were forfeited as of the date of his resignation.

2017 Omnibus Incentive Plan

In connection with our initial public offering, we adopted the 2017 Omnibus Incentive Plan to provide additional incentives to selected directors, officers, employees and consultants, and to enable our company to obtain and retain the services of these individuals. The 2017 Omnibus Incentive Plan enables us to grant options, restricted shares or other awards to our directors, employees and consultants. Up to 2,137,037 ordinary shares were authorized pursuant to awards under the 2017 Omnibus Incentive Plan. Awards will be made pursuant to award agreements and may be subject to vesting and other restrictions as determined by the board of directors.

Restricted Share Awards

We have granted restricted share awards under the 2017 Omnibus Incentive Plan to certain of our employees and consultants, including certain of our executive officers.  Under the terms of the restricted share award agreements, if an executive officer is terminated without “cause” within 12 months of a “change in control” (each as defined in the 2017 Omnibus Incentive Plan), then any unvested time-based restricted shares will become fully vested on the termination date. If the executive officer’s employment or engagement terminates due to death or disability, the next tranche of time-based restricted shares that would have vested had the executive officer remained in service with us through the applicable vesting date will become fully vested on the termination date, and any remaining unvested time-based restricted shares as of the termination date will be forfeited. Upon any other termination of employment or engagement, all unvested time-based restricted shares as of the termination date will be forfeited. Upon any termination of service for any reason, all unvested performance-based restricted shares as of the termination date will be forfeited.

On April 11, 2017, we granted the following number of restricted shares, with the following vesting terms (in each case subject to continued employment or engagement through the applicable vesting date), to Dr. Mohanlal, Dr. Lloyd, Dr. Schooley and Mr. Brand:

•
Dr. Mohanlal:  400,000 shares, vesting as follows: (i) 120,000 shares vesting on the 6-month anniversary of the grant date; (ii) 180,000 shares vesting in equal installments on each of October 12, 2017, 2018 and 2019; and (iii) 100,000 shares vesting based on the achievement of various milestones with respect to Plinabulin.

•	Dr. Lloyd: 100,000 shares, vesting as follows: (i) 80,000 shares vesting on the 6-month anniversary of the grant date; and (ii) 20,000 shares vesting on January 1, 2018.

•	Dr. Schooley: 100,000 shares, vesting as follows: (i) 80,000 shares vesting on the 6-month anniversary of the grant date; and (ii) 20,000 shares vesting on June 1, 2018.

•	Mr. Brand: 100,000 shares, of which 25,000 were vested on April 1, 2017 and 75,000 were forfeited upon Mr. Brand’s termination of employment with us on February 20, 2018.

On November 7, 2017, each of Dr. Mohanlal, Dr. Lloyd and Dr. Schooley forfeited the following number of restricted shares following his failure to pay consideration due on a call by us under our memorandum and articles of association: Dr. Mohanlal, 172,800 shares; Dr. Lloyd, 72,900 shares; and Dr. Schooley, 73,000 shares.

As of December 31, 2017, each of Dr. Mohanlal, Dr. Lloyd, Dr. Schooley and Mr. Brand held the following number of restricted shares:  Dr. Mohanlal, 220,098 shares (of which 98 shares were vested); Dr. Lloyd, 20,000 shares (of which none were vested); Dr. Schooley, 20,137 shares (of which 137 were vested); and Mr. Brand, 80,039 shares (of which 5,039 were vested).

Option Awards

We have also granted non-qualified stock options to purchase our ordinary shares under the 2017 Omnibus Incentive Plan, or “options,” to certain of our executive officers.  The options are subject to a combination of time-based vesting  and performance-based vesting (as described further below), subject to the executive officer’s continued service with us through the applicable vesting date.  The options, if not earlier exercised or forfeited, expire on the tenth anniversary of the date of grant.

Under the terms of the 2017 Omnibus Incentive Plan and option agreements, (i) if the options are assumed or substituted for in the change in control, if the executive officer is terminated without cause within 12 months of such change in control, then any unvested options will become vested and will remain exercisable for the 90-day period following the termination date, and (ii) if the options are not assumed or substituted for in the change of control, then any unvested options will become vested upon such change of control and otherwise be treated as determined by the plan administrator.

If the executive officer’s employment or engagement terminates due to death or disability, the next tranche of time-based options that would have vested had the executive officer remained employed or engaged through the applicable vesting date will become fully vested on the termination date (and will remain exercisable for one year following such termination), and any remaining unvested time-based options will be forfeited. On a  termination by us for cause, all vested and unvested options are forfeited. On a termination for any other reason, vested options remain exercisable for three months following such termination date. Upon any termination of employment, any unvested performance-based options as of the termination date will be forfeited.

On December 20, 2017, we granted the following options, with the following vesting terms, to Dr. Mohanlal, Dr. Lloyd and Dr. Schooley, at an exercise price of $29.00 per share:

•
Dr. Mohanlal: 170,000 options, vesting on the attainment of various component milestones in the research, development, testing and realization of the Studies 105 and 106 and related to the ASCO-SITC presentation.

•	Dr. Lloyd: 80,000 options, vesting on the attainment of various component milestones in the research, development, testing and realization of the Study 105.

•
Dr. Schooley: 93,000 options, vesting as follows: (i) 60,000 options vesting in two equal installments on each of the six-month and one-year anniversaries of the grant date; and (ii) 33,000 options vesting on the attainment of various component milestones in the research, development, testing and realization of the Study 105 and Study 106.

Stock Bonus Awards

We have granted a stock bonus award opportunity to Dr. Mohanlal under the 2017 Omnibus Incentive Plan. Dr. Mohanlal will be eligible to receive up to a maximum of 300,000 ordinary shares payable in installments upon our recognition of specified amounts of cumulative net income in connection with the attainment of various component milestones in the research, development, testing and realization of the drug BPI-002, subject to his continued employment through the attainment of each applicable milestone. Dr. Mohanlal will also be eligible to receive up to a maximum of 300,000 additional ordinary shares payable in installments upon our recognition of specified amounts of cumulative net income in connection with the attainment of various component milestones in the research, development, testing and realization of the drug BPI-004, subject to his continued employment through the attainment of each applicable milestone.

Under the terms of the applicable stock bonus award agreements, if Dr. Mohanlal’s employment terminates for any reason (other than in connection with a change in control, as described below), any bonus payment for which the applicable milestone has not been attained as of the termination date will be forfeited, provided, that if we terminate Dr. Mohanlal’s employment without cause and within six months following such termination any milestone is attained, then he will be eligible to receive the number of ordinary shares that he would have received upon the attainment of such milestone had he still been employed on such date. If we terminate Dr. Mohanlal’s employment without cause within 12 months of a change in control (as defined in the 2017 Omnibus Incentive Plan) following which the stock bonus award agreement is assumed by the successor entity, then the next bonus tranche that would have become payable upon attainment of the next milestone will become fully vested on the termination date. If the stock bonus award agreement is not assumed by the successor entity in the change in control, then the next bonus tranche that would have become payable upon attainment of the next milestone will become fully vested on the date of the change in control.

C.	Board Practices

Board of Directors

Our board of directors currently consists of six members, all of whom were elected pursuant to our current articles of association. Our nominating and governance committee and board of directors consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy.

There is no Cayman law requirement that a director must hold office for a certain term and stand for re-election unless the resolutions appointing the director impose a term on the appointment. Our amended and restated articles of association provide that our directors shall hold office until the expiration of his or her term and until his or her successor shall have been elected and qualified.

A director may be elected by ordinary resolution either to fill a casual vacancy on the board of directors or as an addition to the existing board of directors. The directors by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors or as an addition to the existing board of directors, subject to our compliance with director nomination procedures required under applicable corporate governance rules of the NASDAQ Capital Market, as long as our company’s securities are traded on the NASDAQ Capital Market. A director may be removed from office by ordinary resolution at any time before the expiration of his or her term. The Director Agreement does not provide for any benefits upon termination of service to our directors.

Director Independence

Our board of directors has determined that Patrick Fabbio, Matthew Kirkby, Quanqi Song, Yanbin Xie and Christine Ying Zhao are independent, as determined in accordance with the rules of the NASDAQ Capital Market. In making such independence determination, our board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The composition and functioning of our board of directors and each of our committees comply with all applicable requirements of the NASDAQ Capital Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

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

Audit Committee

Patrick Fabbio, Matthew Kirkby and Quanqi Song currently serve on the audit committee, which is chaired by Patrick Fabbio. Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Capital Market. The audit committee’s responsibilities include:

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

Compensation Committee

Matthew Kirkby, Yanbin Xie and Christine Ying Zhao currently serve on the compensation committee, which is chaired by Matthew Kirkby. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable rules of the NASDAQ Capital Market. The compensation committee’s responsibilities include:

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

Nominating and Corporate Governance Committee

Matthew Kirkby, Yanbin Xie and Christine Ying Zhao currently serve on the nominating and corporate governance committee, which is chaired by Christine Ying Zhao. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable rules of the NASDAQ Capital Market. The nominating and corporate governance committee’s responsibilities include:

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

As of March 26, 2018, we had 38 full-time employees. Of these, 26 were engaged in full-time research and development and laboratory operations and 12 were engaged in full-time general and administrative functions. As of March 26, 2018, 14 of our employees were located in China and 24 were located in the U.S. We have also engaged and may continue to engage independent contractors who are not full-time employees, to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. The following table sets out our total number of employees by function for the last three years.

	2015	2016	2017
Research and Development and Laboratory Operations	8	13	22
General and Administrative Functions	5	12	10

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information regarding equity-based grants to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Director Agreement” and “Item 6. Directors, Senior Management and Employees—B. Compensation—2017 Omnibus Incentive Plan.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 26, 2018 by:

•	each person or group of affiliated persons known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors and named executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the ordinary shares issuable pursuant to stock options that are exercisable within 60 days of March 26, 2018.  Ordinary shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of March 26, 2018, there were 283,000 ordinary shares issuable pursuant to stock options exercisable within 60 days thereof.

The calculation of percentage of ordinary shares beneficially owned in the table below is based on 22,455,702 ordinary shares outstanding as of March 26, 2018. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o BeyondSpring Inc., 28 Liberty Street, 39th Floor, New York, NY 10005.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	%
5% Shareholders
Ever Regal Group Limited(1)	4,620,000	20.57
Fairy Eagle Investment Limited(1)	4,620,000	20.57
Rosy Time Holdings Limited(1)	3,990,000	17.77
NPBSIPO Liquidating Trust(2)	1,932,963	8.61
Entities affiliated with Sangel Venture Capital(3)	2,105,494	8.96
Entities affiliated with Huarong Tianze(4)	1,374,443	6.12
Named Executive Officers and Directors
Lan Huang(1)	13,527,037	60.24
Edward Dongheng Liu	55,555	*
Ramon W. Mohanlal(5)	390,098	*
G. Kenneth Lloyd(6)	100,000	*
Gordon L. Schooley(7)	53,137	*
Patrick Fabbio	—	—
Matthew Kirkby(8)	846	*
Quanqi Song(9)	686,273	3.06
Yanbin Xie(10)	735	*
Christine Ying Zhao(11)	846	*
All Directors and Executive Officers as a group (10 people)	14,814,527	65.15

*	Amounts represent less than 1% of outstanding ordinary shares.

(1)
Dr. Lan Huang, our Co-founder, Chairman and Chief Executive Officer, is the sole owner of Ever Regal Group Limited. Mr. Linqing Jia, Dr. Huang’s spouse, is the sole owner of Fairy Eagle Investments Limited and Rosy Time Holdings Limited. Dr. Huang and Mr. Jia collectively also own approximately 90% of the equity interest in Wanchun Biotech. Dr. Huang and Mr. Jia may be deemed to have shared voting and dispositive power over the shares held by each of Ever Regal Group Limited, Fairy Eagle Investments Limited, Rosy Time Holdings Limited and Wanchun Biotech, and the 137,037 restricted shares, all of which have been vested, held of record by Mr. Jia.

(2)
Consisting of 1,932,963 ordinary shares owned by NPBSIPO Liquidating Trust. BSIPO Trustee MGR LLC is the Administrator Trustee of NPBSIPO Liquidating Trust. Mr. Kobi Sethna has sole discretion to direct the Administrator Trustee with respect to voting and investment power over the shares owned by NPBSIPO Liquidating Trust.

(3)
Consisting of 800,000 ordinary shares owned by Beijing Sangel Fang Sheng Venture Capital (Limited Partnership), 300,000 ordinary shares owned by Shenzhen Sangel Jing Rui Venture Capital (Limited Partnership), 200,000 ordinary shares owned by Shenzhen Sangel Sino-Euro Venture Capital (Limited Partnership), 444,444 ordinary shares owned by Beijing Huarong Sangel Venture Capital (Limited Partnership) (previously named Beijing Sangel Venture Capital (Limited Partnership)) (“Beijing Huarong Sangel”) and 361,050 ordinary shares owned by Sangel Star Biomedical Fund LP. Shenzhen Sangel Capital Management Limited Company (“Sangel Venture Capital”) is the sole general partner of Beijing Sangel Fang Sheng Venture Capital (Limited Partnership), Shenzhen Sangel Jing Rui Venture Capital (Limited Partnership) and Shenzhen Sangel Sino-Euro Venture Capital (Limited Partnership). Sangel Star Biomedical Fund LP is an affiliate of Sangel Venture Capital. The managing members of Sangel Venture Capital are Mr. Mulong Liu (who is a founding partner of Sangel Venture Capital), Dr. Feng Fang, Dr. Nanxing He, Dr. Jinglong Liu, Mr. Xiaoming Yang and Dr. Huali Zhang. The address of Sangel Venture Capital is 8th Floor, Design House, Donghua Garden, Nanshan District, Shenzhen, China. Sangel Venture Capital and Huarong Tianze Investments Limited (“Huarong Tianze”) are the general partners of Beijing Huarong Sangel Venture Capital (Limited Partnership). The managing members of Huarong Tianze are Mr. Xiaoming Ran and Mr. Xiaodong Wu. The address of Huarong Tianze is 2nd Floor, Building A, No. 8 Financial Street, Xicheng District, Beijing, China.

(4)	Consisting of 444,444 ordinary shares owned by Beijing Huarong Sangel and 929,999 ordinary shares owned by HuaRong TianZe (HK). HuaRong TianZe (HK) is an affiliate of Huarong Tianze.

(5)
Consisting of 220,098 restricted shares, 98 of which have been vested, held of record by Dr. Ramon W. Mohanlal, granted under the 2017 Omnibus Incentive Plan and options to purchase 170,000 ordinary shares.

(6)
Consisting of 20,000 restricted shares, none of which have been vested, held of record by Dr. G. Kenneth Lloyd, granted under the 2017 Omnibus Incentive Plan and options to purchase 80,000 ordinary shares.

(7)
Consisting of 20,137 restricted shares, 137 of which have been vested, held of record by Dr. Gordon L. Schooley, granted under the 2017 Omnibus Incentive Plan and options to purchase 33,000 ordinary shares.

(8)	Consisting of 846 restricted shares, none of which have been vested, held of record by Mr. Matthew Kirkby granted under the 2017 Omnibus Incentive Plan.

(9)
Consisting of 685,538 ordinary shares owned by Hover Dragon Investment Limited, an entity wholly owned by Winning View Investments Limited and 735 restricted shares, none of which have been vested, held by record by Dr. Quanqi Song. Dr. Quanqi Song, a member of our board of directors, is the sole shareholder of Winning View Investments Limited.

(10)	Consisting of 735 restricted shares, none of which have been vested, held of record by Dr. Yanbin Xie granted under the 2017 Omnibus Incentive Plan.

(11)	Consisting of 846 restricted shares, none of which have been vested, held of record by Ms. Christine Ying Zhao granted under the 2017 Omnibus Incentive Plan.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. None of our shareholders has different voting rights from other shareholders.

As of March 26, 2018, approximately 4,552,930 of our outstanding ordinary shares were held by nine record holders in the U.S.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Since January 1, 2017, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party and in which any of the members of our board of directors or senior management, holders of more than 10% of ordinary shares, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the transactions we describe below.

Sale and Purchase of Securities

In March 2017, we entered into a share subscription agreement with, among others, Sangel Star Biomedical Fund LP, an affiliate of Sangel Venture Capital, pursuant to which Sangel Star Biomedical Fund LP purchased 361,050 of our ordinary shares;

In March 2017, we entered into a share subscription agreement with, among others, HuaRong TianZe (HK), an affiliate of Huarong Tianze, pursuant to which HuaRong TianZe (HK) purchased 929,999 of our ordinary shares; and

In March 2017, immediately prior to our initial public offering, we issued 2,112,963 ordinary shares to NPBSIPO Liquidating Trust, a single corporate entity designated by Nereus, pursuant to a termination agreement we entered into with Nereus on February 2, 2015.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Consulting Arrangements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Consulting Arrangements.”

Separation Agreement with Richard Brand

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Separation Agreement with Richard Brand.”

Director Agreement

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Director Agreement.”

2017 Omnibus Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2017 Omnibus Incentive Plan.”

Indemnification Agreements

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association require us to indemnify every director, alternate director, secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our auditors) and the personal representatives of the same against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such indemnified person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Our ordinary shares have been listed on the NASDAQ Capital Market since March 9, 2017 under the symbol “BYSI.” The table below shows, for the periods indicated, the high and low market prices on the NASDAQ Capital Market for our ordinary shares through February 28, 2018.

Calendar Period	High	Low
Quarterly
2017
First quarter	$21.91	$16.55
Second quarter	$45.00	$19.40
Third quarter	$48.49	$34.01
Fourth quarter	$40.87	$28.04
Monthly
2017-2018
September	$42.49	$34.01
October	$40.87	$28.99
November	$36.88	$29.14
December	$34.00	$28.04
January	$34.00	$23.41
February	$28.30	$20.43

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares have been listed on the NASDAQ Capital Market since March 9, 2017 under the symbol “BYSI.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

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

In connection with our initial public offering and the concurrent private placement, we entered into several share subscription agreements with certain investors on February 27, 2017, pursuant to which such investors purchased an aggregate of approximately $50.8 million of ordinary shares from us at $20.00 per share in the concurrent private placement in reliance on an exemption from registration contained in either Regulation S or Regulation D under the Securities Act. On March 8, 2017, we entered into an underwriting agreement with Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, or Rodman, pursuant to which Rodman served as underwriter for our initial public offering and received a commission of 7% of the total offering price of our ordinary shares in our initial public offering. On March 8, 2017, we also entered into a private placement agent agreement with Rodman, pursuant to which Rodman served as placement agent for the concurrent private placement and received a placement agent fee equal to 7% of the total purchase price of our ordinary shares sold in the concurrent private placement.

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

The following discussion is a summary of the Cayman Islands, Chinese and U.S. federal income tax consequences relevant to an investment in the ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, China and the U.S. You should consult your tax advisors with respect to the consequences of acquisition, ownership and disposition of the ordinary shares. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our special Cayman Islands counsel; to the extent the discussion relates to PRC tax law, it is the opinion of Han Kun Law Offices, our special PRC counsel.

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

The implementation rules of the EIT Law provide that, (1) if the enterprise that distributes dividends is domiciled in China or (2) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a Chinese tax resident enterprise for Chinese tax purposes, any dividends we pay to our overseas shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income. If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends paid to us by our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated does not have such tax treaty with China. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, BeyondSpring HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations and obtains the approvals as required.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares. Except where noted, this summary deals only with U.S. Holders (as defined below) that hold our ordinary shares as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder (as defined below) and does not represent a detailed description of all of the U.S. federal income tax considerations applicable to shareholders that may be subject to special treatment under U.S. federal income tax laws, including:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	brokers or dealers in securities, commodities or currencies;

•	traders in securities who have elected the mark-to-market method of accounting for their securities;

•	tax-exempt entities or organizations, including individual retirement accounts or other tax-deferred accounts;

•	former citizens or long-term residents of the U.S.;

•	persons that received our shares as compensation for the performance of service, including shareholders who acquired shares pursuant to the exercise of an employee stock option;

•
persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or other risk reduction strategy or as a position in a “straddle” for U.S. federal income tax purposes;

•	entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities, or holders that will hold our shares through such an entity;

•	persons whose “functional currency” is not the U.S. Dollar; or

•	holders that own or have owned directly, indirectly or constructively 10.0% or more of the voting power or value of our shares.

The discussion below is based upon the provisions of the Code, current, proposed and temporary U.S. Treasury regulations, judicial and administrative interpretations thereof and the income tax treaty between the U.S. and China, or the Treaty, in each case as in effect and available on the date hereof. Such authorities may be replaced, revoked or modified, perhaps retroactively, and may be subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below.

This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to shareholders in light of their personal circumstances and does not address the Medicare tax imposed on certain net investment income or any state, local, foreign, gift, estate or alternative minimum tax considerations. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares in their particular circumstances. As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons has or have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that is the beneficial owner of our ordinary shares will generally depend on the status of the partner and the activities of the partnership. A partner in such a partnership should consult its tax advisor regarding the tax consequences of the ownership and disposition of our ordinary shares.

Tax Residence of BeyondSpring Inc. for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Thus, as a corporation organized under the laws of the Cayman Islands, we should generally be classified as a non-U.S. corporation (and therefore a non-U.S. tax resident) for U.S. federal income tax purposes. In certain circumstances, however, under section 7874 of the Code, or section 7874, a corporation organized outside the U.S. will be treated as a U.S. corporation (and, therefore, a U.S. tax resident) unless one or more exceptions apply.

Section 7874 is generally implicated when a non-U.S. corporation acquires all of the stock of a U.S. corporation. If, immediately after such an acquisition, former shareholders of the U.S. corporation are considered to hold, for purposes of section 7874, 80% or more (by vote and value) of the stock of the acquiring non-U.S. corporation and certain other circumstances exist, the acquiring non-U.S. corporation will be treated as a U.S. corporation for U.S. federal income tax purposes. In such event, the acquiring non-U.S. corporation will be subject to U.S. corporate income tax on its worldwide income and the income of its non-U.S. subsidiaries will be subject to U.S. tax when repatriated (with a deduction available for the foreign-source portion of such income) or when deemed recognized under the U.S. federal income tax rules for controlled foreign subsidiaries. Additionally, any deferred foreign income of its non-U.S. subsidiaries that has not previously been subject to U.S. taxation, determined as of November 2, 2017 or December 31, 2017 (whichever amount is greater), will be subject to a “transition tax” imposed under the Tax Cuts and Jobs Act. Moreover, the gross amount of any dividends paid to a non-U.S. shareholder will be subject to U.S. withholding tax at a rate of 30% unless the non-U.S. shareholder is eligible for an exemption or reduced withholding rate under an applicable income tax treaty.

The determination of the percentage of stock of the acquiring non-U.S. corporation treated as held by former shareholders of the U.S. corporation for purposes of section 7874, or the section 7874 ownership percentage, is subject to various adjustments and exceptions, including an “internal group restructuring exception” and a “foreign-parented group exception,” both of which, when they apply, generally operate to reduce the section 7874 ownership percentage (and the likelihood that the acquiring non-U.S. corporation will be treated as a U.S. corporation for U.S. federal income tax purposes). The internal group restructuring exception, when applicable, effectively permits the acquisition of a U.S. corporation by certain of its non-U.S. affiliates without triggering the adverse effects of section 7874. The foreign-parented group exception, when applicable, ensures that certain post-acquisition transfers of the non-U.S. acquiring corporation do not defeat the otherwise appropriate application of the internal group restructuring exception to the acquisition of a U.S. corporation. Section 7874 also contains an anti-abuse rule pursuant to which the transfer of property, including stock, may be disregarded if the transfer is part of a plan a principal purpose of which is to avoid the purposes of section 7874.

In July of 2015, we completed our internal restructuring. See Note 1 to our consolidated financial statements included elsewhere in this annual report for additional information regarding the internal restructuring. As part of the internal restructuring, Wanchun Biotech contributed all of the stock of BeyondSpring U.S., a U.S. corporation, to BVI Biotech, a non-U.S. entity, in exchange for all of the outstanding interests in BVI Biotech, or the BeyondSpring U.S. transfer. Shortly thereafter, Wanchun Biotech transferred all of the interests in BVI Biotech to us in exchange for 300,000 of our ordinary shares, or the BVI Biotech transfer.

Based on the rules in effect under section 7874 at the time of the internal restructuring, we believe that the BVI Biotech transfer does not constitute the indirect acquisition of substantially all of the properties held directly or indirectly by a U.S. corporation and that, therefore, the BVI Biotech transfer, in and of itself, does not implicate section 7874. Moreover, we believe that the BVI Biotech transfer satisfies the foreign-parented group exception and, therefore, does not prevent the application of the internal group restructuring exception to the BeyondSpring U.S. transfer. As a result, we believe that, under the law in effect in July of 2015, the section 7874 ownership percentage with respect to the BeyondSpring U.S. transfer was less than 80% and that neither the BeyondSpring U.S. transfer nor the BVI Biotech transfer triggered the application of section 7874. Accordingly, we expect that we will not be treated as a U.S. corporation for U.S. federal income tax purposes.

Notwithstanding, the determination of the section 7874 percentage and the application of the various exceptions are complex and subject to factual and legal uncertainties. Moreover, changes to section 7874 or the U.S. Treasury regulations promulgated thereunder (or other relevant provisions of U.S. federal income tax law), which could be given prospective or retroactive effect, could adversely affect the section 7874 analysis with respect to our status as a non-U.S. corporation for U.S. federal income tax purposes. As a result, the IRS may not agree with the position that we should not be treated as a U.S. corporation for U.S. federal income tax purposes. If the IRS were to prevail with an assertion that the exceptions described above do not apply with respect to the internal restructuring or that the internal restructuring runs afoul of the section 7874 anti-abuse rules or other substance-over-form or similar principles, we could be treated as a U.S. corporation for U.S. federal income tax purposes.

The remainder of this discussion assumes that we will not be treated as a U.S. corporation for U.S. federal income tax purposes.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on our ordinary shares (including any amounts withheld in respect of Chinese withholding taxes) will generally be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in U.S. dollars.

If you are a non-corporate U.S. Holder, dividends received by you from a qualified foreign corporation may be eligible for reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares that are “readily tradable” on an “established securities market” in the U.S. Our ordinary shares are listed on the NASDAQ Capital Market, however, our ordinary shares may not be considered readily tradable on an established securities market in the current year or subsequent years. If you do not meet a minimum holding period requirement during which you are not protected from the risk of loss or you elect to treat dividend income as “investment income” pursuant to section 163(d)(4) of the Code, you will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property, even if the minimum holding period has been met. The rate reduction also will not apply if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In light of the discussion in “—Passive Foreign Investment Company” below, if you are a non-corporate U.S. Holder, you should assume that dividends generally will not constitute “qualified dividend income” eligible for reduced rates of taxation.

In the event that we are deemed to be a Chinese resident enterprise under the EIT Law, you may be subject to Chinese withholding taxes on distributions paid to you with respect to the ordinary shares. See “—People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations, Chinese withholding taxes on dividends will generally be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, in certain circumstances, if you have held our ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any Chinese withholding taxes imposed on dividends paid on our ordinary shares. If you are eligible for Treaty benefits, any Chinese taxes on dividends will not be creditable against your U.S. federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. The rules governing the foreign tax credit are complex. You should consult your tax advisor regarding the availability of the foreign tax credit in your particular circumstances. In lieu of claiming a credit, you may elect to deduct such Chinese taxes in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

To the extent that the amount of any distribution on the ordinary shares exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted tax basis in the ordinary shares, and the balance in excess of adjusted tax basis will be taxed as capital gain recognized on a sale or exchange, as described below under “—Sale, Exchange or Other Disposition of Ordinary Shares.” However, we may not calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, a distribution to you may be treated as a dividend (as discussed above).

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

You will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if your holding period for the shares exceeds one year at the time of disposition. Long-term capital gains are generally eligible for a preferential rate of taxation for certain non-corporate U.S. Holders. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code.

Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. However, if we were to be treated as a Chinese resident enterprise for EIT Law purposes and Chinese tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as Chinese source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as Chinese source, then you may not be able to use the foreign tax credit arising from any Chinese tax imposed on the disposition of the ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You are also urged to consult your tax advisor regarding the tax consequences in case any Chinese tax is imposed on gain on a disposition of the ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as Chinese source, under your particular circumstances.

Passive Foreign Investment Company

If a non-U.S. company is classified as a PFIC in any taxable year, a U.S. Holder of such PFIC’s shares will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that such U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Based on current business plans and financial expectations, it is likely that we will be a PFIC for the current taxable year and in future taxable years. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2018 taxable year or other years until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years, and, as a result, cannot be predicted with certainty as of the date hereof.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock in order to avoid taxation under the rules described above. If a U.S. Holder were to make a valid mark-to-market election for the ordinary shares of a PFIC, such U.S. Holder would include in income, for each year that such company is treated as a PFIC, an amount equal to the excess, if any, of the fair market value of the PFIC’s ordinary shares held by such U.S. Holder as of the close of the year over such U.S. Holder’s adjusted basis in such ordinary shares. Amounts included in your income under a mark-to-market election, as well as any gain on the actual sale or other disposition of ordinary shares, will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are listed on the NASDAQ Capital Market, which is a qualified exchange or other market for these purposes. If our ordinary shares continue to be listed on the NASDAQ Capital Market and are regularly traded, and you are a holder of our ordinary shares, we expect that the mark-to-market election would be available to you were we to be or become a PFIC. However, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs of a PFIC, you would technically continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, a U.S. Holder of shares in a PFIC may avoid taxation under the rules described above by making a “qualified electing fund” election, to include in income its share of the PFIC’s income on a current basis. However, a U.S. Holder can only make a qualified electing fund election with respect to ordinary shares in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We currently do not intend to prepare or provide such information. Therefore you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

You should consult your tax advisor regarding whether we are a PFIC as well as the potential U.S. federal income tax consequences of holding and disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election or a qualifying electing fund election.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Our annual report and other information submitted by us to the SEC may be accessed through this website.

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

Interest and Credit Risk

We are not exposed to typical interest rate risk, which is the impact of interest rates on the cost of servicing and repaying debt. Our exposure to interest rate risk arises through movements in regard to interest income we earn on our deposits and historically, on the imputed interest on an interest-free loan from one of our co-founders. Such loan was retired as part of our internal restructuring in 2015. We had cash and cash equivalent and short-term investment in the amount of $30.6 million and $11.7 million at December 31, 2017 and December 31, 2016, respectively. Our cash is held at financial institutions that we believe to be of high credit quality. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

RMB is not freely convertible into foreign currencies for capital account transactions. The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange prices. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was depreciation of RMB against U.S. dollars of approximately 2.49% in the year ended December 31, 2014 and of approximately 4.40% in the year ended December 31, 2015. There is significant international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollars. On August 11, 2015, China’s central bank executed a 1.8% devaluation in the RMB. Over the following two days, the RMB fell 3.5% against the dollar. From the exchange rate of 6.40 RMB to one U.S. dollar at August 13, 2015, the RMB continued to fall to a low of 6.9593 RMB to one U.S. dollar on December 17, 2016. In 2017, the exchange rate from U.S. dollar to RMB decreased from 6.94 to 6.51. It remains unclear what further fluctuations may occur or what impact this will have on the currency.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-214610) in relation to our initial public offering, which was declared effective by the SEC on March 8, 2017. In March 2017, we completed our initial public offering and the concurrent private placement, in which we issued and sold 174,286 ordinary shares in the initial public offering and 2,541,048 ordinary shares in the current private placement. We received an aggregate amount of net proceeds of approximately $47.2 million, after deducting underwriting discounts and commissions and the offering expenses.

For the period from March 8, 2017, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2017, we used the net proceeds from our initial public offering and the concurrent private placement as follows:

•
Approximately $8,300,000 to conduct a Phase 2/3 clinical trial of Plinabulin in combination with docetaxel for the reduction of docetaxel chemotherapy-induced severe neutropenia and a Phase 2/3 clinical trial of Plinabulin in combination with other chemotherapeutic agents for the prevention of non-docetaxel chemotherapy-induced severe neutropenia;

•	Approximately $500,000 to fund our collaboration with the Fred Hutchinson Center and The University of Washington;

•
Approximately $6,900,000 to pay salaries and consultant fees and to cover research and development costs, which includes consulting fees paid to Dr. Lloyd as well as salaries paid to our executive officers;

•	Approximately $8,100,000 to pay certain expenses in connection with a Phase 3 clinical trial of Plinabulin as an anticancer agent in combination with docetaxel in advanced NSCLC;

•	Approximately $3,300,000 to pay salaries and consulting fees and to cover general and administrative costs; and

•	Approximately $3,000,000 to purchase a one-year certificate of deposit from China Merchant Bank.

We still intend to use the remainder of the proceeds from our initial public offering and the concurrent private placement for general corporate purposes and as disclosed in our registration statements on Form F-1.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2017.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with the U.S. GAPP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2017.

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

(d)	Changes in Internal Control Over Financial Reporting

In connection with the audit of our financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, we identified a material weakness in our internal control over financial reporting. The material weakness related to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements.

We have implemented and will continue to implement measures designed to improve our internal control over financial reporting to remediate the material weakness, including the following:

•
we have hired a new controller, two new staff accountants and a bookkeeper intern in our accounting department in the U.S. and a cashier in our accounting department in China, all of whom have knowledge and sufficient experience in accounting and financial reporting matters;

•	we have obtained accounting and advisory services from professional accounting consultants with U.S. GAAP and SEC reporting experience;

•
we continue to improve the capabilities of existing financial reporting personnel through training and education in the accounting and reporting requirements under U.S. GAAP and SEC rules and regulations;

•	we continue to develop, communicate and implement an accounting policy manual for our financial reporting personnel for recurring transactions and period-end closing processes;

•	we continue to develop, communicate and implement standard of performance on accounting control points;

•
we continue to establish effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures; and

•	we have purchased new accounting software to strengthen IT control of all subsidiaries of the Company.

These additional resources and procedures are designed to enable us to broaden the scope and quality of our internal review of underlying information related to financial reporting and to formalize and enhance our internal control procedures. As noted above, our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as of the end of the period covered by this report and has concluded that our internal control over financial reporting was effective as of December 31, 2017. Accordingly, we concluded the previously reported material weakness has been remedied as of December 31, 2017.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Patrick Fabbio is an audit committee financial expert. Our board of directors is of the opinion that retaining a financial expert is not necessary at this time since our company is at its start-up stage.

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

	Year Ended December 31,
	2016	2017
Audit Fees(1)	$508	$426
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	$508	$426

(1)	“Audit Fees” represents the aggregate fees for the interim reviews and annual audit of our financial statements for 2017.

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

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy pursuant to which we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of BeyondSpring Inc. are included at the end of this annual report.

Item 19.	Exhibits

1.1*	Amended and Restated Memorandum and Articles of Association of BeyondSpring Inc.
2.1*	Specimen Certificate for Ordinary Shares of BeyondSpring Inc.
4.1*	Consulting Agreement, dated as of June 18, 2013, between Wanchun Pharma and GKOL Inc.
4.2*	First Amendment to the Consulting Agreement, dated as of March 30, 2014, among Wanchun Pharma, BeyondSpring U.S. and GKOL Inc.
4.3*	Second Amendment to the Consulting Agreement, dated as of June 1, 2015, between BeyondSpring U.S. and GKOL Inc.
4.4*	Termination Agreement, dated as of February 2, 2015, among BeyondSpring Inc., Wanchun Biotech and Nereus
4.5*	Employment Agreement, dated as of March 7, 2016, between BeyondSpring U.S. and Richard Brand
4.6*	Employment Agreement, dated as of April 1, 2016, between BeyondSpring U.S. and Lan Huang
4.7*	Employment Agreement, dated as of April 1, 2016, between BeyondSpring U.S. and Ramon Mohanlal
4.8*	Employment Agreement, dated as of June 16, 2016, between BeyondSpring U.S. and Gordon L. Schooley
4.9*	Amended and Restated Employment Agreement, dated as of November 10, 2016, between BeyondSpring U.S. and Richard Brand
4.10*	Amended and Restated Employment Agreement, dated as of November 10, 2016, between BeyondSpring U.S. and Lan Huang
4.11*	Amended and Restated Employment Agreement, dated as of November 10, 2016, between BeyondSpring U.S. and Ramon Mohanlal
4.12*	Amended and Restated Employment Agreement, dated as of November 10, 2016, between BeyondSpring U.S. and Gordon L. Schooley
4.13*	Form of Director and Executive Officer Indemnification Agreement
4.14*	BeyondSpring Inc. 2017 Omnibus Incentive Plan and related form agreements
4.15*	Form of Director Agreement
4.16*	Form of Share Subscription Agreement between BeyondSpring Inc. and Regulation S investors
4.17*	Share Subscription Agreement, dated as of February 27, 2017, between BeyondSpring Inc. and Sangel Star Biomedical Fund LP
4.18***	Letter Agreement with respect to BPI-002 Milestone Stock Bonus Award, dated as of April 11, 2017, between BeyondSpring Inc. and Ramon Mohanlal
4.19***	Letter Agreement with respect to BPI-004 Milestone Stock Bonus Award, dated as of April 11, 2017, between BeyondSpring Inc. and Ramon Mohanlal
4.20**	Severance Agreement and General Release, dated as of February 20, 2018, between BeyondSpring U.S. and Richard Brand
4.21**	Employment Agreement, dated as of March 26, 2018, between BeyondSpring U.S. and Edward Dongheng Liu
8.1*	List of Subsidiaries of BeyondSpring Inc.
12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Ernst & Young Hua Ming LLP
15.2**	Consent of Maples and Calder (Hong Kong) LLP
15.3**	Consent of Han Kun Law Offices
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registration Statement on Form F-1 (File No. 333-214610), as amended, initially filed on November 15, 2016, and incorporated herein by reference.
**	Furnished with this annual report on Form 20-F.
***	Incorporated by reference to the 2016 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 28, 2017.

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

Date: April 3, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of BeyondSpring Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BeyondSpring Inc. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive loss, shareholders' equity and cash flows and for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2015.
Beijing, People’s Republic of China
April 3, 2018

BEYONDSPRING INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		As of December 31,
	Note	2016	2017
		$	$
Assets

Current assets:
Cash		11,687	27,481
Short term investment		-	3,074
Advances to suppliers		799	1,525
Deferred initial public offering cost		1,861	-
Prepaid expenses and other current assets		360	264
Total current assets		14,707	32,344

Noncurrent assets:
Property and equipment, net	3	80	123
Other noncurrent assets		121	361
Total noncurrent assets		201	484

Total assets		14,908	32,828

Liabilities and equity

Current liabilities:
Accounts payable		444	3,379
Due to related parties	4	210	-
Government grants		288	307
Accrued expenses		1,432	807
Other current liabilities		235	299
Total current liabilities		2,609	4,792

Total liabilities		2,609	4,792

Commitments and contingencies	10

Equity:
Ordinary shares ($0.0001par value; 500,000,000 shares Authorized; 16,879,628 shares and 22,530,702 shares issued and outstanding as of December 31, 2016 and 2017, respectively)		2	2
Additional paid-in capital		44,369	151,147
Accumulated deficit		(32,128)	(123,891)
Accumulated other comprehensive loss		(91)	(182)

Total BeyondSpring Inc. shareholders’ equity		12,152	27,076
Noncontrolling interests		147	960
Total equity		12,299	28,036

Total liabilities and equity		14,908	32,828

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2015	2016	2017
		$	$	$

Revenue		-	-	-

Operating expenses:
Research and development, including patent cost of $42,259 for the year ended December 31, 2017		(6,282)	(10,437)	(88,928)
General and administrative		(1,193)	(1,931)	(9,053)

Loss from operations		(7,475)	(12,368)	(97,981)
Foreign exchange gain (loss), net		13	(195)	555
Interest income		13	18	120
Other income		-	-	918
Interest expense		(532)	-	-
Loss on disposal of property and equipment		(27)	-	-
Net loss on equity method investment		(44)	-	-

Net loss before income tax		(8,052)	(12,545)	(96,388)
Income tax benefit	5	-	-	-

Net loss		(8,052)	(12,545)	(96,388)
Less: Net loss attributable to noncontrolling interests		(82)	(535)	(4,625)
Net loss attributable to BeyondSpring Inc.		(7,970)	(12,010)	(91,763)

Net loss per share
Basic and diluted	6	(0.53)	(0.75)	(4.40)

Weighted average shares outstanding
Basic and diluted	6	15,171,370	16,086,419	20,866,084

Other comprehensive loss
Foreign currency translation adjustment loss		(21)	(64)	(1)
Total comprehensive loss		(8,073)	(12,609)	(96,389)
Less: Comprehensive loss attributable to noncontrolling interests		(92)	(561)	(4,535)
Comprehensive loss attributable to BeyondSpring Inc.		(7,981)	(12,048)	(91,854)

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	BeyondSpring Inc.’s shareholders
	Ordinary share		Additional paid-in	Accumulated	Accumulated other comprehensive		Non controlling	Total
	Shares	Amount	capital	deficit	loss	Subtotal	interests	equity
		$	$	$	$	$	$	$

Balances at January 1, 2015	13,910,000	1	2,796	(12,148)	(42)	(9,393)	-	(9,393)
Issuance of ordinary shares (Note 1)	1,600,000	1	15,999	-	-	16,000	-	16,000
Acquisition of an equity investee	240,000	-	2,400	-	-	2,400	-	2,400
Imputed interest	-	-	532	-	-	532	-	532
Foreign currency translation adjustment loss	-	-	-	-	(11)	(11)	(10)	(21)
Deemed contribution	-	-	8,192	-	-	8,192	-	8,192
Effect of capital contribution to a subsidiary	-	-	(800)	-	-	(800)	800	-
Net loss	-	-	-	(7,970)	-	(7,970)	(82)	(8,052)

Balances at December 31, 2015	15,750,000	2	29,119	(20,118)	(53)	8,950	708	9,658
Issuance of ordinary shares (Note 1)	1,129,628	-	15,250	-	-	15,250	-	15,250
Foreign currency translation adjustment loss	-	-	-	-	(38)	(38)	(26)	(64)
Net loss	-	-	-	(12,010)	-	(12,010)	(535)	(12,545)

Balances at December 31, 2016	16,879,628	2	44,369	(32,128)	(91)	12,152	147	12,299
Issuance of ordinary shares (Note 1)	4,828,297	-	89,443	-	-	89,443	-	89,443
Effect of capital contribution to a subsidiary	-	-	(1,480)	-	-	(1,480)	1,480	-
Share-based compensation (Note 7)	822,777	-	18,815	-	-	18,815	3,868	22,683
Foreign currency translation adjustment (loss) gain	-	-	-	-	(91)	(91)	90	(1)
Net loss	-	-	-	(91,763)	-	(91,763)	(4,625)	(96,388)

Balances at December 31, 2017	22,530,702	2	151,147	(123,891)	(182)	27,076	960	28,036

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2015	2016	2017
		$	$	$
Cash flows from operating activities:
Net loss		(8,052)	(12,545)	(96,388)
Adjustments to reconcile net loss to cash used in operating activities:
Excess cost for acquisition of an equity investee		814	-	-
Net loss on equity method investment		44	-	-
Imputed interest		532	-	-
Depreciation expenses		10	18	32
Share-based compensation	7	-	-	22,683
Research and development expense settled by share issuance	10	-	-	42,259
Loss on disposal of property and equipment		27	-	-

Changes in assets and liabilities:
Advances to suppliers		(73)	(710)	(726)
Prepaid expenses and other current assets		(22)	(334)	96
Other noncurrent assets		-	(121)	(240)
Accounts payable		94	144	2,935
Due to related parties		(168)	(222)	(210)
Accrued expenses		210	(102)	699
Other current liabilities		14	174	64
Net cash used in operating activities		(6,570)	(13,698)	(28,796)

Cash flows from investing activities:
Acquisitions of property and equipment		(40)	(64)	(76)
Loans to related parties		(861)	-	-
Cash obtained from acquisition of an equity investee		1,256	-	-
Purchase of short-term investments		-	-	(3,074)
Net cash provided by (used in) investing activities		355	(64)	(3,150)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	1	16,000	15,250	50,505
Proceeds from a third party loan		1,000	-	-
Proceeds from loans due to related parties		1,273	-	-
Repayment of loans due to related parties		(402)	-	-
Cash distribution to equity owner in the Internal Restructuring	1	(1,201)	-	-
Payment of initial public offering costs		-	(537)	(2,783)
Net cash provided by financing activities		16,670	14,713	47,722

Effect of foreign exchange rate changes		(26)	(85)	18

Net increase in cash and cash equivalents		10,429	866	15,794
Cash at beginning of year		392	10,821	11,687
Cash at end of year		10,821	11,687	27,481

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2015	2016	2017
		$	$	$
Non-cash activities:
Ordinary shares issued to acquire Wanchun Pharma		2,400	-	-
Deemed contribution through the Internal Restructuring	1	9,393	-	-
Initial public offering costs accrued in accrued expenses		-	1,324	-
Net settlement of related party loans		1,800	-	-
Research and development expense settled by share issuance	10	-	-	42,259

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and group internal restructuring

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focused on the development of innovative cancer therapies. The Company is advancing its lead asset, Plinabulin, into a Phase 2/3 clinical trial for the reduction of docetaxel chemotherapy-induced severe, grade 4 neutropenia, a Phase 2/3 clinical trial for the prevention of non-docetaxel chemotherapy-induced severe, grade 4 neutropenia and a Phase 3 clinical trial as an anticancer agent in combination with docetaxel in advanced non-small cell lung cancer. Plinabulin has also entered the first of a number of planned Phase 1/2 clinical trials to investigate its therapeutic potential in combination with the immuno-oncology agent nivolumab. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

In July 2011, the Group acquired the patent of Plinabulin in the territories of the People’s Republic of China (“PRC”) and Hong Kong. In January 2013, the Group acquired the patent of Plinabulin in the territories of the U.S. and other countries worldwide excluding the PRC and Hong Kong.

As at December 31, 2017, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities

BeyondSpring Pharmaceuticals Inc. (“BeyondSpring US”)	Delaware, United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited (“BeyondSpring HK”)	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited (“BVI Biotech”)	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Shenzhen) Ltd. (“Wanchun Shenzhen”)	The People’s Republic of China (“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”)	PRC	May 6, 2015	60%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and group internal restructuring (continued)

Dalian Wanchun Biotechnology Co., Ltd. (“Wanchun Biotech”) was incorporated for drug research and development activities on August 18, 2010 and was wholly owned by the Founders since its incorporation until January 2015 when Mr. Linqing Jia sold 10% of the equity interest in Wanchun Biotech to Mr. Dong Liang. Immediately before the Internal Restructuring (as defined below), Wanchun Biotech owned 100% equity interest of BeyondSpring U.S., BVI Biotech and Dalian Wanchun Pharmaceutical Co., Ltd. (“Wanchun Pharma”).

In December 2012, Wanchun Biotech invested the patent of Plinabulin in the territories of the PRC and Hong Kong into Wanchun Pharma for 90.91% equity interest in Wanchun Pharma, and Shanghai Fosun Pharmaceutical Industry Development Co., Ltd. (“Shanghai Fosun”) held the remaining 9.09% equity interest through cash injection. On March 30, 2015, Wanchun Biotech entered into a share transfer agreement with Shanghai Fosun, to acquire the remaining 9.09% equity interest in Wanchun Pharma for a cash consideration of $1,611 (RMB10,000). In April 2015, the share transfer agreement was completed and Wanchun Pharma became wholly owned by Wanchun Biotech.

To prepare for the listing of the Company in the United States, the Group underwent the internal restructuring as described below (the “Internal Restructuring”) that established the Company as the new holding company of the Group.

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

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and group internal restructuring (continued)

On June 1, 2015, liquidation procedures of Wanchun Pharma were initiated. On July 20, 2015, Wanchun Pharma transferred the patent of Plinabulin back to Wanchun Biotech, which subsequently invested such patent into Wanchunbulin.

On July 2, 2015, Wanchun Biotech transferred all shares in BeyondSpring U.S. to BVI Biotech in exchange for 100% equity interest in BVI Biotech. On July 20, 2015, the Company issued 300,000 shares to Wanchun Biotech in exchange for 100% equity interest in BVI Biotech. On the same date, Fosun Industrial Co., Ltd. (“Fosun Hong Kong”), a fellow subsidiary of Shanghai Fosun, purchased 240,000 shares of the Company from Wanchun Biotech for a cash consideration of $1,611 (RMB10,000). As Wanchun Biotech acquired the 9.09% equity interest in Wanchun Pharma from Shanghai Fosun at the same cash consideration in April 2015, these were considered linked transactions and the 240,000 shares of the Company issued to Fosun Hong Kong was in substance for the exchange of the 9.09% equity interest in Wanchun Pharma. The excess 60,000 shares issued to Wanchun Biotech were accounted for as part of the Internal Restructuring.

In August 2015 and September 2017, Wanchun Shenzhen contributed $2,000 (RMB12,752) and $3,700 (RMB25,701) into Wanchunbulin, respectively. The remaining committed capital of $1,652 (RMB10,747) was agreed to be contributed within five years from the establishment date of Wanchunbulin.

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

On March 14, 2017, the Company completed its initial public offering (“IPO”) on the NASDAQ Capital Market. 174,286 ordinary shares were sold at $20.00 per share (the “IPO Price”). In conjunction with the IPO, 2,541,048 ordinary shares were sold in a private placement to certain investors at the same IPO Price. Net proceeds from the IPO and private placement after deducting underwriting discount and offering expenses were $47,184. The underwriting discount and offering expenses including those recorded as deferred IPO costs were recorded as a reduction of the proceeds received from the IPO in the shareholders’ equity. Immediately prior to the IPO, the Company issued 2,112,963 ordinary shares to NPBSIPO Liquidating Trust, or Nereus Trust in connection with termination of royalty payment arrangement (Note 10).

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies

Basis of presentation

Pursuant to the Internal Restructuring explained in Note 1 of these consolidated financial statements, the Company became the investment holding company of the entities now comprising the Group. As the businesses transferred to the Company was under the common control of the Founders before and after the Internal Restructuring, these consolidated financial statements were retrospectively adjusted to reflect the historical results and assets and liabilities of the drug research business of Wanchun Biotech and its subsidiaries since the beginning of the years presented. No adjustments were made to reflect fair values, or to recognize any new assets or liabilities in such consolidated balance sheets as a result of the Internal Restructuring. The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred operating losses and negative cash flows from operations since inception. The Company incurred a net loss of $96,388 during the year ended December 31, 2017 and has an accumulated deficit of $123,891 as of December 31, 2017.  Net cash used in operations was approximately $28,796 for the year ended December 31, 2017. The Company has primarily funded these losses through equity financings. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future. As of December 31, 2017, the Company had in aggregate $30,555 of cash and cash equivalents, and short term investments on hand.

In March 2018, the board of directors approved the implementation of a cost reduction plan which includes the deferral of certain research, development and clinical projects and reduction of administrative expenses. With the implementation of cost reduction plan, the Company anticipates that its current financial resources will enable it to meet its operational expenses and capital expenditures into the second quarter of year 2019. In addition, the Founders of the Company, Mr. Linqing Jia and Dr. Lan Huang, have agreed in writing to provide adequate financial support to the Company to ensure the Company can operate as a going concern in the foreseeable future. The Founders also confirmed their ability and intention to pledge their shareholdings in the Company to potential lenders for obtaining financing to support the Company.

Therefore, the management believes that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated. The accompanying consolidated financial statements have been prepared on a going concern basis.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Basics of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include, but are not limited to, share-based compensation, clinical trial accrual, imputed interest expenses, valuation allowance for deferred tax assets, and estimating of useful life for property and equipment. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

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

Foreign currency translation and transactions

Functional currency

The Company currently uses U.S. dollar as the functional currency for all its entities, except for entities in the PRC, which adopt RMB as the functional currency, and BeyondSpring Australia, which adopts the Australian dollar as the functional currency. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the U.S. dollar as its reporting currency.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Foreign currency translation and transactions (continued)

Foreign currency translation

For subsidiaries whose functional currencies are not the U.S. dollar, the Company uses the average exchange rate for the year and the exchange rate at the balance sheet date, to translate the operating results and financial position to U.S. dollar, the reporting currency, respectively. Translation differences are recorded in accumulated other comprehensive income/(loss), a component of shareholders’ equity. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

Cash

Cash consist of cash on hand and bank deposits. As of December 31, 2016 and 2017, the Company had no cash equivalents.

Short-term investments

All liquid investments with an original maturity greater than three months but less than one year are considered to be short-term investments. As of December 31, 2017, the short-term investments are one-year time deposits amounting to $3,074 (RMB20,000) placed with China Merchants Bank.

Advances to suppliers

Advances to suppliers consist of cash to contractors and vendors for services and materials that have not been provided or received. Advances to suppliers are reviewed periodically to determine whether their carrying values have become impaired. The Company considers the assets to be impaired if it is doubtful that the services and materials will be or can be provided by the suppliers. As of December 31, 2017 and 2016, there were no allowances provided.

Deferred initial public offering (“IPO”) costs

Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO costs in the consolidated balance sheets and were charged against the gross proceeds received from such offering.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Company had no capital leases for the years presented.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Company leases office space under operating lease agreements. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on straight-line basis over the term of the lease.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Government grants

Government grants relating to assets are recognized in the consolidated balance sheets upon receipt and amortized as other income over the weighted average useful life of the related assets. Government grants relating to income that involves no conditions or continuing performance obligations of the Company are recognized as other income upon receipt. The Company received government grants of $914 which was recorded as other income in the consolidated statements of comprehensive loss for the year ended December 31, 2017.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets as follows:

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

Impairment of long-lived assets

Long-lived assets are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell. For the years ended December 31, 2017, 2016 and 2015, the Company did not record any impairment losses on its long-lived assets.

Equity investment

The Company uses the equity method to accounts for its equity investment as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. The share of income or loss of the investee is recognized in the consolidated statements of comprehensive loss. Equity method adjustments include the Company’s proportionate share of investee’s income or loss and other adjustments required by the equity method.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Fair value measurements

Financial instruments of the Company primarily include cash, short-term investments, amounts due to related parties and accounts payable. As of December 31, 2017 and 2016, the carrying values of these financial instruments approximated their fair value due to their short term nature.

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 —Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3—Unobservable inputs which are supported by little or no market activity.

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

Segment information

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence in accordance with ASC 280, Segment Reporting, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company had no revenue for all years presented, and its long-lived assets are substantially located in PRC, no geographical segments information are presented.

Comprehensive income (loss)

Comprehensive loss is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive loss includes net loss and foreign currency translation adjustments.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

In accordance with Accounting Standards Update (“ASU”) No. 2015-17, Income Taxes (Topic 740), all deferred income tax assets and liabilities are classified as non-current on the consolidated balance sheets.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Income taxes (continued)

The Company evaluates its uncertain tax positions using the provisions of ASC 740, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes in the financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

Share-based compensation

Awards granted to employees

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards to employees were classified as equity awards and are recognized in the financial statements based on their grant date fair values. Specifically, the grant date fair value of share options is calculated using an option pricing model, and the grant date fair value of restricted shares is based on the quoted market price of the Company's ordinary shares. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards for all employee equity awards granted with graded vesting based on service condition. The Company uses the accelerated method for all awards granted with graded vesting based on performance conditions. The Company elected to account for forfeitures in the period they occur as a reduction to expense.

Awards granted to non-employees

The Company has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505, Equity. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if the Company had paid cash for the services provided by the non-employees in accordance with ASC 505-50, Equity-based Payments to Non-Employees. The Company estimated the fair value of share options granted to non-employees using the same method as employees.

Modification of awards

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. There were no modifications to the awards during the year ended December 31, 2017.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings per Share. Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options and the vesting of restricted shares, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Company’s consolidated statements of comprehensive loss.

Concentration of credit risk

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and short term investments. The Company’s cash and short term investments are held at financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on cash and short term investments to date. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

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

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Concentration of credit risk (continued)

Business risk

The Company relies on third parties to support clinical development activities, trials and manufacturing process of product candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, the Company may not be able to obtain regulatory approval for the Company´s drug candidates and the Company’s business could be substantially impacted. The Company’s main activities are located in U.S. and PRC. The net liabilities of the U.S. subsidiary were $142, and the net assets of the China subsidiary were $2,399, respectively, as of December 31, 2017.

Currency convertibility risk

The Company incurs portions of expenses in currencies other than the U.S. dollars, in particular, the RMB. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approvals of foreign currency payments by the PBOC or other institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of RMB against the U.S. dollar was approximately 6.5% for the year ended December 31, 2017, and the depreciation of RMB against the U.S. dollar was approximately 6.3% and 4.4% for the year ended December 31, 2016 and 2015, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers, ("ASU 2014-09"), amended by ASU No. 2015-14. This new standard will replace all current GAAP guidance on this topic and establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. This guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. In 2015, the FASB deferred the effective date to reporting periods beginning after December 15, 2017, with early adoption permitted. The Company plans to adopt this standard on January 1, 2018. As Company has not entered into any revenue arrangement and does not anticipate any revenue arrangement in the near future, the Company does not expect the adoption of the new standard will have significant impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”), which requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Company is currently evaluating the financial statement impact of adoption.

In August 2016, the FASB issued ASU No. 2016-15 (“ASU 2016-15”), Statement of cash flows—Classification of Certain Cash Receipts. The amendments in ASU 2016-15 addresses eight specific cash flow classification issues. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”), which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting (“ASU 2017-02”). This standard provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share-based payment award. The updated guidance is effective for interim and annual periods beginning after December 15, 2017, and early adoption is permitted. The adoption of this ASU in 2018 is not expected to have a material impact on the Company’s consolidated financial statements.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

3.	Property and equipment, net

Property and equipment consisted of the following:

	December 31,
	2016	2017

Office equipment	17	39
Laboratory equipment	49	104
Furniture	2	-
Motor vehicles	23	23
Leasehold improvements	13	13

	104	179
Less: accumulated depreciation	(24)	(56)

Property and equipment, net	80	123

Depreciation expenses for the years ended December 31, 2015, 2016 and 2017 were $10, $18 and $32, respectively.

4.	Related party transactions

In addition to transactions disclosed elsewhere in the consolidated financial statements, the related party transactions for the years presented were as follows:

Dr. Lan Huang

Dr. Lan Huang provided consulting services to BeyondSpring US at a fee of $300, $75 and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

Wanchun Biotech as a noncontrolling shareholder

On November 28, 2016 and January 13, 2017, Wanchunbulin entered into purchase contracts with Wanchun Biotech to purchase drugs from Wanchun Biotech for clinical research purpose. During the years ended December 31, 2016 and 2017, Wanchun Biotech purchased drugs amounting to $110 (RMB754) and $547 (RMB3,770) from third party vendors and sold to Wanchunbulin without any margin, respectively.

Due to related parties consisted of the following:

	December 31,
	2016	2017

Due to Dr. Lan Huang	210	-

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
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

U.S.

BeyondSpring US is incorporated in Delaware, the U.S. It is subject to statutory U.S. Federal corporate income tax at a rate of 35% for the years ended December 31, 2017, 2016 and 2015. BeyondSpring US had no taxable income for all years presented and therefore, no provisions for income taxes were recorded.

In December 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017.

Australia

BeyondSpring Australia incorporated in Australia is subject to corporate income tax at a rate of 30%. BeyondSpring Australia has no taxable income for all years presented and therefore, no provision for income taxes is required.

Hong Kong

BeyondSpring HK is in incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. BeyondSpring HK has no taxable income for all years presented and therefore, no provision for income taxes is required.

PRC

Wanchun Shenzhen and Wanchunbulin are subject to the statutory tax rate of 25% in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which was effective since January 1, 2008.

The components of losses before income taxes are as follows:

	Year Ended December 31,
	2015	2016	2017

Cayman Islands	489	894	2,045
U.S.	5,921	9,840	80,008
PRC	1,642	1,338	11,341
BVI	-	-	2,498
Australia	-	473	496

Net loss before income taxes	8,052	12,545	96,388

There were no provisions for current and deferred income taxes because the Company and all of its subsidiaries were losses making and were at cumulative losses for the years presented.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

5.	Income taxes (continued)

A reconciliation of the differences between income tax benefits and the amounts computed by applying the U.S. corporate income tax rate of 35% is as follows:

	Year Ended December 31,
	2015	2016	2017

Net loss before income taxes	8,052	12,545	96,388

Expected income tax benefit	2,818	4,391	33,736
Tax rate differential	297	581	5,796
Non-deductible expenses	(351)	(152)	(25,299)
Deemed disposal gain*	-	-	(10,506)
Impact of U.S. statutory tax rate change	-	-	(2,943)
Non-taxable income	-	-	227
Others	28	(63)	74
Change in valuation allowance	(2,792)	(4,757)	(1,085)

Total income tax benefit	-	-	-

*Arose from intragroup transfer of certain intellectual property rights.

Net deferred tax assets as of December 31, 2016 and 2017 consisted of the following:

	December 31,
	2016	2017
Deferred tax assets:
Net operating loss carryforward	8,317	7,244
Intangible asset	428	329
Deferral of tax deduction of R&D expense	409	1,239
Share based compensation	-	1,427
Less: valuation allowance	(9,154)	(10,239)

Net deferred tax assets	-	-

Valuation allowances have been provided on the deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company recorded a full valuation allowance against deferred tax assets.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

5.	Income taxes (continued)

As of December 31, 2017, the Company had U.S. and PRC tax loss carryforwards of approximately $43,952 and $746, respectively. For losses occurred in the U.S. in years after December 31, 2017, the 2017 Tax Act included a limitation of the deduction for net operating losses to 80% of current year taxable income and a provision where such losses can be carried forward indefinitely. Loss carryforwards in 2017 and prior years are not limited in their current usage, and can be carried forward for 20 years after the year they were generated. Whereas the PRC unused tax losses can be carryforward for 5 years and $746 will fully expire by 2022 if not utilized.

As of December 31, 2016 and 2017, the Company determined that it had no material unrecognized tax benefit and accordingly no material related interest and penalty. Management does not expect that the amount of unrecognized tax benefit will increase significantly within the next 12 months.

The Company’s subsidiaries in the U.S., Australian and PRC filed income tax returns in the U.S., Australia and PRC, respectively. BeyondSpring US is subject to U.S. federal and state income tax examination by tax authorities for tax years beginning in 2014. BeyondSpring Australia’s tax returns are open to examination by Australian Taxation Office for tax years beginning in 2016. For Wanchun Shenzhen and Wanchunbulin, the tax returns for tax years after 2015 are open to examination by the PRC taxing authorities.

6.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Year Ended December 31,
	2015	2016	2017
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(7,970)	$(12,010)	$(91,763)

Denominator:
Weighted average number of ordinary shares outstanding —basic and diluted	15,171,370	16,086,419	20,866,084

Net loss per share—basic and diluted	$(0.53)	$(0.75)	$(4.40)

For the purpose of presenting loss per share, the weighted average number of ordinary shares of the Company for the years ended December 31, 2015 was computed on the basis that 13,910,000 ordinary shares issued by the Company in exchange of the drug research business and related assets and liabilities pursuant to the Internal Restructuring had been in issue throughout 2015.

The effects of all share options and restricted share units were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive during the year ended December 31, 2017.

7.	Share based compensation

General

On February 24, 2017, in connection with the IPO, the Company’s board of directors and shareholders approved an equity compensation plan, the 2017 Omnibus Incentive Plan (the “2017 Plan”), which became effective on March 9, 2017, to provide an additional incentive to selected officers, employees, non-employee directors, independent contractors and consultants of the Company (the “Participants”) under certain conditions. Under the 2017 Omnibus Incentive Plan, the maximum number of the Company’s ordinary shares reserved for issuance is 2,137,037 shares.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

7.	Share based compensation (continued)

During 2017, the Company granted a total of 1,141,477 restricted shares to employee and non-employee under the 2017 Plan, among which 318,700 restricted shares was forfeited during 2017. The restricted shares were subject to various service condition schedule and certain performance conditions with respect to the research and development progress.

During 2017, the Company granted up to 600,000 common shares to the Chief Medical Officer of the Company under the 2017 Plan. The common shares were subject to certain performance conditions with respective to the research and development progress, and none of the common shares were vested as of December 31, 2017.

During 2017, The Company granted a total of 343,000 nonqualified share options, with an exercise price of US$29.00 per ordinary share. The share options have a contractual term of 10 years based on certain service or performance conditions.

Restricted shares

The following table summarizes the Company’s employee restricted share activities under the 2017 Plan:

	Numbers of shares	Weighted average grant date fair value
		$

Outstanding at December 31, 2016	-	-
Granted	1,141,477	20.76
Vested	(434,615)	22.19
Forfeited	(318,700)	19.80
Outstanding at December 31, 2017	388,162	19.93
Expected to vest at December 31, 2017	358,162	19.93

As of December 31, 2017, the unrecognized compensation cost related to unvested restricted shares expected to vest was $3,906. This unrecognized compensation will be recognized over an estimated weighted-average amortization period of 4.0 years.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

7.	Share based compensation (continued)

Share options

The following table summarizes the Company’s share option activities under the 2017 Plan:

	Numbers of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Average intrinsic value
		$	$	Years	$

Outstanding at December 31, 2016	-	-
Granted	343,000	29.00	19.91
Outstanding at December 31, 2017	343,000	29.00		9.98	27
Exercisable as of December 31, 2017	-	-
Vested and expected to vest at December 31, 2017	343,000	29.00		9.98	27

As of December 31, 2017, the unrecognized compensation cost related to 343,000 unvested share options expected to vest was $1,281. This unrecognized compensation will be recognized over an estimated weighted-average amortization period of 2.7 months.

Fair value of options

The Black-Scholes-Merton formula was applied in determining the estimated fair value of the options granted. The model requires the input of highly subjective assumptions including the estimated expected share price volatility and the expected terms of awards. These estimates involve inherent risk and uncertainties and the application of management's judgment. The Company historically has limited available historical data to demonstrate consistent early exercise behavior. To determine the expected term of the awards, the Company applied a simplified method considering factors including the timing of achieving various performance conditions and their respective probabilities as well as the contractual life of the options. The risk-free interest rates for the periods within the expected term of the option are based on the U.S. Treasury rate. The Company historically has been a private company and lack company-specific historical and implied volatility information share option. Therefore, the Company estimates the expected volatility based on the historical volatility of a group of similar companies, which are publicly-traded. The Company’s management was ultimately responsible for the determination of the estimated fair value of its share options.

The following table presents the assumptions used to estimate the fair values of the share options granted for the year ended December 31, 2017:

Year Ended December 31,
2017

Fair value of ordinary share	34.00
Risk-free interest rate	2.28%
Expected term	5.5 years
Expected volatility	60%
Expected dividend yield	0%
Contractual life	10 years

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

7.	Share based compensation (continued)

The following table summarizes total share-based compensation expense recognized for the year ended December 31, 2017:

Year Ended December 31,
2017

Research and development	17,753
General and administrative	4,930

Total	22,683

8.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employees benefits, which were expensed as incurred, were $12, $22 and $38 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as dividends. Wanchunbulin was established as domestic invested enterprises and therefore is subject to the above mandated restrictions on distributable profits.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

9.	Restricted net assets (continued)

Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2016 and 2017, restricted net assets of the Company’s PRC subsidiaries were $368 and $2,399, respectively.

10.	Commitments and contingencies

Operating lease commitments

The Company has several operating leases, primarily for offices. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options.

Rental expenses incurred under the operating leases for the years ended December 31, 2015, 2016 and 2017 amounted to $33, $136 and $200, respectively.

The following table summarizes the future minimum lease payments under the operating lease as of December 31, 2017:

$

Year ending December 31, 2018	66

Royalty payment

As part of the consideration to the seller for acquiring the worldwide patent of Plinabulin excluding the PRC and Hong Kong, Wanchun Biotech was required to pay royalties on a quarterly basis equal to 20% of gross proceeds from the sales of the product, commencing on the first commercial sale of such product for ten years.

On February 2, 2015, the Company, Wanchun Biotech and Fortis Advisors LLC, in its capacity as an agent of the former stakeholders of the seller of the patent of Plinabulin transferred to Wanchun Biotech, entered into an agreement to terminate such royalty payment arrangements. The termination agreement would be effective upon the consummation of the Company’s IPO in the United States. If the IPO was consummated within three years following the agreement date, the Company was required to issue and allot such number of ordinary shares representing 10% of the Company’s fully-diluted equity capitalization immediately prior to the IPO to a single corporate entity designated by the seller in lieu of the royalty payment. In connection with the Company IPO on the NASDAQ Capital Market completed on March 14, 2017, the Company issued 2,112,963 ordinary shares to Nereus Trust, an entity designated by the seller, and the royalty payment arrangements were terminated. The cost of such patent acquired and expensed as research and development expense was $42,259, which is determined based on the fair value of such issued ordinary shares of $20 per share.