Form 20-F/A
period 2017-12-31
BeyondSpring Inc.
filed 2018-05-16
CIK 1677940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐   No ☒

EXPLANATORY NOTE

BeyondSpring Inc. is filing this Amendment No. 1 (this “Form 20-F/A”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2017, originally filed with the U.S. Securities and Exchange Commission on April 3, 2018 (the “Original Form 20-F”), solely to revise the certifications filed as Exhibits 12.1 and 12.2 to the Original Form 20-F, which inadvertently omitted certain language regarding internal control over financial reporting required to be included in the introductory sentence in paragraph 4 and paragraph 4(b). This Form 20-F/A does not reflect events occurring after the filing of the Original Form 20-F and, other than the filing of the corrected certifications mentioned above, does not modify or update the disclosures in the Original Form 20-F in any way.

PART III

Item 19.	Exhibits

12.1*	—	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	—	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

SIGNATURES

BeyondSpring Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BeyondSpring Inc.

By:	/s/ Lan Huang
Name: Lan Huang
Title: Chief Executive Officer

Date: May 16, 2018