Form 20-F
period 2019-12-31
BeyondSpring Inc.
filed 2020-04-30
CIK 1677940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
Facsimile: +1 (646) 882-4228
BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	BYSI	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,885,613 Ordinary Shares as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

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

INTRODUCTION

BeyondSpring Inc. was incorporated as an exempted company under the laws of the Cayman Islands in 2014. Except as the context otherwise may require, all references to “us,” “our,” “BeyondSpring,” “we,” the “Company” and similar designations refer to Dalian Wanchun Biotechnology Co., Ltd., or Wanchun Biotech, the former holding company of our U.S. subsidiary, and its consolidated subsidiaries, as a whole, prior to the completion of our internal corporate reorganization, and BeyondSpring Inc. and its consolidated subsidiaries, after the completion of our internal corporate reorganization on July 20, 2015. All references in this annual report on Form 20-F to “$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars, all references to “RMB” mean Renminbi, the legal currency of China, and all references to “AUD” mean Australian dollars, unless otherwise noted. All references to “PRC” or “China” in this annual report on Form 20-F refer to the People’s Republic of China.

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

•
the impact of widespread health developments, including the recent global coronavirus (COVID-19) pandemic, and the responses thereto, which could materially and adversely affect, among other things, enrollment of patients in our clinical trials and our expected timeline for data readouts of our clinical trials and certain regulatory filings for our product candidates; and

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

The selected consolidated statements of comprehensive loss data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. The selected consolidated balance sheet data as of December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our financial statements have been prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. You should read this data together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F and the information under the caption “Item 5. Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2017	2018	2019
	(In thousands of U.S. Dollars (“$”), except share and per share amounts)
Consolidated statements of comprehensive loss data:
Revenue	—	—	—
Operating expenses:
Research and development (including patent cost of $42,259 for the year ended December 31, 2017)	(88,928)	(51,618)	(31,342)
General and administrative	(9,053)	(5,927)	(8,965)

Loss from operations	(97,981)	(57,545)	(40,307)
Foreign exchange gain (loss), net	555	(455)	(4)
Interest income	120	211	184
Other income	918	315	—
Interest expenses	—	—	(206)

Net loss before income tax	(96,388)	(57,474)	(40,333)
Income tax benefit	—	—	—

Net loss	(96,388)	(57,474)	(40,333)
Less: Net loss attributable to noncontrolling interests	(4,625)	(2,605)	(2,248)
Net loss attributable to BeyondSpring Inc.	(91,763)	(54,869)	(38,085)

Net loss per share
Basic and diluted	(4.40)	(2.42)	(1.55)
Weighted average shares outstanding Basic and diluted	20,866,084	22,665,265	24,645,714

	Year Ended December 31,
	2017	2018	2019
	(In thousands of U.S. Dollars (“$”), except share and per share amounts)
Other comprehensive loss
Foreign currency translation adjustment (loss) gain	(1)	251	96

Total comprehensive loss	(96,389)	(57,223)	(40,237)
Less: Comprehensive loss attributable to noncontrolling interests	(4,535)	(2,578)	(2,250)

Comprehensive loss attributable to BeyondSpring Inc.	(91,854)	(54,645)	(37,987)

Consolidated balance sheet data:
Cash and cash equivalents	27,481	3,889	35,933

Total assets	32,828	7,063	44,555
Total current liabilities	4,792	16,445	10,053
Total liabilities	4,792	16,445	13,424

Noncontrolling interests	960	(1,616)	854
Total equity (deficit)	28,036	(9,382)	31,131

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Financial Position and Need for Additional Capital

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

Wanchun Biotech, the former holding company of our U.S. subsidiary, was formed in 2010. Our operations to date have focused on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio, including protecting the rights to Plinabulin, and conducting studies in animals and clinical trials of Plinabulin. Our current pipeline consists of Plinabulin for multiple indications, including the prevention of chemotherapy-induced neutropenia, or CIN, as a direct anticancer agent in non-small cell lung cancer, or NSCLC, when combined with docetaxel and a pipeline of clinical and preclinical immuno-oncology product candidates. We have not yet demonstrated the ability to successfully complete large-scale, pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale drug, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. We have not yet obtained regulatory approval for, or demonstrated an ability to commercialize, any of our product candidates. We have no products approved for commercial sale and have not generated any revenue from product sales. Consequently, it is difficult to evaluate our business and prospects for future performance.

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

Pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or achieve commercial viability and acceptance by patients, doctors and payors. We have devoted most of our financial resources to research and development, including our studies in animals and clinical trials. We have not generated any revenue from product sales to date, and we continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2010. For the years ended December 31, 2017, 2018 and 2019, we reported a net loss of $96.4 million, $57.5 million and $40.3 million, respectively, and had an accumulated deficit of $178.8 million and $216.8 million as of December 31, 2018 and 2019, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, and begin to commercialize approved drugs, if any. Typically, it takes many years to develop one new drug from the time it is discovered to when it is available for treating patients. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase our expenses and adversely affect our ability to generate revenue. The size of our future net losses will depend, in part, on our ability to manage these aspects of our business. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

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

We have financed our operations with a combination of equity offerings, shareholder and third-party loans, including a bank loan. Through December 31, 2019, we have raised approximately $175.8 million in equity financing, $10.1 million of issuance of noncontrolling interests, $1.5 million from a bank loan, $2.5 million in third party loans, of which $1.0 million has since been converted into an equity investment and $1.5 million has been repaid, and $14.3 million in shareholder loans, of which $5.9 million has been repaid and $8.4 million was assumed by Wanchun Biotech, the former holding company of our U.S. subsidiary, on July 20, 2015 pursuant to our internal restructuring. Our product candidates will require the completion of regulatory review, significant marketing efforts and substantial investment before they can provide us with any product sales revenue.

Our operations have consumed substantial amounts of cash since inception. The net cash used for our operating activities was $28.8 million, $40.0 million and $48.2 million for the years ended December 31, 2017, 2018 and 2019, respectively. We expect to continue to spend substantial amounts on discovering new product candidates, advancing the clinical development of our product candidates and launching and commercializing any product candidates for which we receive regulatory approval, including either partnering with one or more national pharmaceutical companies or building our own commercial organizations to address certain markets in China.

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

We may finance future cash needs through equity and debt financing, potential licensing and partnership arrangements, and sale of products after obtaining regulatory approvals. General market conditions may make it very difficult for us to seek financing from the capital markets. In particular, the recent COVID-19 outbreak has caused, and is expected to continue to cause, market volatility, and under such market conditions, we may not be able to complete financing on reasonable terms or at all.

Completing the Phase 3 clinical trial of Plinabulin in combination with docetaxel for the treatment of NSCLC, completing our two Phase 2/3 clinical trials for the treatment of CIN and the development of other product candidates will require additional funds. There can be no assurance that capital will be available as necessary to meet our working capital requirements or, if the capital is available, that it will be on terms acceptable to us. The issuances of additional equity securities by us may result in dilution in the equity interests of our current shareholders. Obtaining commercial loans, assuming those loans will be available, will increase our liabilities and future cash commitments. If we are unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success will be materially and adversely affected. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. Our inability to obtain additional funding when we need it could seriously harm our business.

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

Although in the future we intend to explore other therapeutic opportunities in addition to Plinabulin, which we acquired from NPBSIPO Liquidating Trust, or Nereus, and did not develop on our own, currently we have only identified three product candidates and one drug development platform that do not include Plinabulin and clinical trials on those candidates have not begun. Development of product candidates requires substantial technical, financial and human resources whether or not we ultimately are successful. Our research programs and those of our collaborators may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

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

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the trial criteria and remain in the trial until its conclusion. We may experience difficulties enrolling and retaining appropriate patients in our clinical trials for a variety of reasons, including:

•
emergence of a pandemic or other widespread health emergencies or concerns over the possibility of such an emergency, including the recent COVID-19 outbreak, which has already severely affected our enrollment of patients in Ukraine.

•	the size, nature and geographical composition of the patient population;

•	the patient eligibility criteria defined in the clinical protocol;

•	the size of the study population required for statistical analysis of the trial’s primary endpoints;

•	the proximity of patients to trial sites;

•	the design of the trial and changes to the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	competing clinical trials for similar therapies or other new therapeutics exist and will reduce the number and types of patients available to us;

•
clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

•	our ability to obtain and maintain patient consents;

•	patients enrolled in clinical trials may not complete a clinical trial;

•	the availability of approved therapies that are similar to our product candidates; and

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

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of demonstrated efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. For example, the improvement in survival for all patients enrolled in the Plinabulin plus docetaxel arm of the Phase 2 portion of Study 101 was not statistically significant. We decided to proceed with a Phase 3 clinical trial of Plinabulin in combination with docetaxel for advanced NSCLC (Study 103) based on a post hoc analysis of a certain subset of patients as amended based upon our discussions with the FDA. Based on this previous subset analysis, in Study 103, we are enrolling advanced or metastatic NSCLC patients into this trial who have failed at least one previous platinum-based chemotherapy and have measurable lesions. Designing the Phase 3 trial in this manner may increase the risk that the results of the trial may not be what we expect. If the results of Study 103 of Plinabulin in combination with docetaxel for advanced NSCLC do not demonstrate statistically significant efficacy with an acceptable safety profile, we would not be able to obtain approval of Plinabulin for that indication. In addition, if our Phase 3 trial for the reduction of CIN caused by high risk chemotherapy (Study 106) or other trials we conduct fail to meet their primary statistical and clinical endpoints, they will not support NMPA or FDA approval of Plinabulin in one or either of these indications. If this occurs, we would need to replace any of the failed trials with a new trial or trials, which would require significant additional expense, cause substantial delays in commercialization and materially adversely affect our business, financial condition, cash flows and results of operations.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, NMPA, EMA or other comparable regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before applying for and obtaining regulatory approval for the sale of any of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and may fail. A failure of one or more of our clinical trials can occur at any stage of testing and successful interim results of a clinical trial do not necessarily predict successful final results. In the past, patients developed certain undesirable adverse events caused by Plinabulin, including nausea, vomiting, fatigue, fever, tumor pain and transient blood pressure elevation, and in the future patients may develop similar or different undesirable adverse events, that could delay or prevent regulatory approval. We and our CROs are required to comply with Good Clinical Practice requirements, or GCPs, which are regulations and guidelines enforced by the FDA, NMPA, EMA and other comparable regulatory authorities for all drugs in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. Compliance with GCPs can be costly and if we or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, NMPA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications.

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

In addition, conducting our late stage clinical trials for the treatment of CIN and NSCLC for Plinabulin that include a majority of patients in China may create regulatory risks for our NDA filings in the U.S. Our ongoing NSCLC clinical trial (Study 103) is expected to be conducted in 554 patients with approximately 85% of the patients in China and 15% of the patients in the U.S. and Australia. Our CIN clinical trials (Study 105 and Study 106) is expected to be conducted in approximately 500 patients with approximately 50% of the patients in China and 50% of the patients in the U.S., Russia and the Ukraine.  If no benefit is shown in the U.S. population, if the results of our studies do not support the assessment that the Phase 3 study data may be pooled, or if the patient population enrolled does not reflect the U.S. standard of care, among other potential objections, the findings of the trials might not be considered to be applicable to U.S. patients and the FDA might not approve our NDA.

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

We may be unable to complete development of our product candidates, or initiate or complete development of any future product candidates we may develop, on schedule, if at all. Completing the Phase 3 clinical trial of Plinabulin in combination with docetaxel for the treatment of NSCLC, completing our two Phase 3 clinical trials for the treatment of CIN and the development of other product candidates will require additional funds. If regulatory authorities require additional time or studies to assess the safety or efficacy of our product candidates, we may not have or be able to obtain adequate funding to complete the necessary steps for approval for our product candidates or any future product candidate.

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

The results from our Phase 3 trials in CIN (Study 105 and Study 106) and our Phase 3 trial in advanced NSCLC (Study 103) may not be sufficiently robust to support the submission or approval of marketing applications for our product candidates. The FDA, NMPA, EMA or other regulatory authorities may require us to enroll additional subjects or conduct additional clinical trials.

It is possible that the FDA, NMPA, EMA or other regulatory authorities may not consider the results of our two Phase 3 trials in CIN or the Phase 3 trial for NSCLC to be sufficient for approval of our Plinabulin product candidates for each indication. In particular, the FDA generally requires two pivotal clinical trials to approve a drug. In the area of oncology, however, the FDA has in some instances only required one Phase 3 clinical trial for approval of a drug in cases of severe unmet medical need. The FDA typically does not consider a single clinical trial to be adequate to serve as a pivotal trial unless, among other things, it is well-controlled and demonstrates a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and a confirmatory study would be practically or ethically impossible. While we have been informed by the FDA that one Phase 2/3 trial with (i) results that are highly statistically significant, (ii) a clinically meaningful effect on survival that is consistent among relevant subgroups and (iii) an acceptable risk-benefit profile may be sufficient for approval of Plinabulin as an anticancer agent in advanced metastatic NSCLC, because the FDA generally requires two pivotal clinical trials, it may require that we conduct larger or additional clinical trials of our Plinabulin product candidates prior to each NDA submission or as a requirement for approval for each indication. It is also possible that, even if we achieve favorable results in the Phase 2/3 CIN trials or Phase 3 NSCLC trial, the FDA may require us to enroll additional subjects or conduct additional clinical trials, possibly involving a larger sample size or a different clinical study design, particularly if the FDA does not find the results from each Phase 2/3 CIN trial or Phase 3 NSCLC trial to be sufficiently persuasive to support each NDA submission.

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

In October 2017, the Central Committee of the Communist Party of China and General Office of the Chinese State Council, or the State Council, issued the Opinions on Deepening the Reform of the Evaluation and Approval System and Inspiring Innovation of Drugs and Medical Devices. This opinion provides, among other things, that the review and approval process should be accelerated for drugs or medical devices that are urgently in need for clinical practice. For drugs or medical devices that are (i) for treatment of severe and life threatening diseases that cannot be cured in an effective manner, or (ii) urgently in need to improve public health, if early and mid-term indicators in clinical trials for these drugs or medical devices show efficacy and potential clinical value, the marketing of these drugs and medical devices may be approved conditionally, and companies who desire to market such drugs or medical devices shall develop risk control plans for conducting research according to applicable requirements. Based on our preliminary discussions with the NMPA, we believe that Plinabulin’s target indications in CIN as well as NSCLC meet that criteria. In December 2017, the CFDA issued an exposure draft for public comment of the Technical Guidance for Conditional Approval of Drugs with Unmet Medical Needs, which was further amended and renamed the Technical Guideline for Conditional Approval of Drugs with Unmet Medical Needs and was republished by the Centre for Drug Evaluation of NMPA, or the CDE, for further public comment in November 2019. This newly published guidance draft, which has not yet come into effect, stipulates the standard of unmet medical needs and requires applicants to submit post-marketing clinical research plans, the anticipated completion date thereof and the post-marketing risk control plans when applying for marketing approval. Failure to comply with the post-marketing clinical research plans without a justified reason or failure of the clinical research to prove that the benefits outweigh the risks may result in withdrawal of conditional marketing approval. Furthermore, on December 1, 2019, the newly revised Drug Administration Law of the People’s Republic of China, or the PRC Drug Administration Law, came into effect. The PRC Drug Administration Law reiterates that drugs (i) for treatment of severe and life threatening diseases that cannot be cured in an effective manner or (ii) urgently in need to improve public health, may be approved conditionally, provided that indicators in clinical trials for these drugs show efficacy and potential clinical value. With regard to a drug that has been approved conditionally, the market authorization holder of the drug shall take corresponding risk management measures and complete the relevant research as required within the prescribed time limit. If the research fails to be completed as required within the prescribed time limit or fails to prove that the benefits outweigh the risks, then, at the worst, the drug marketing license may be revoked. The aforementioned conditional approval mechanism was further adopted by the newly revised Provisions for Drug Registration, which were issued by the State Administration for Market Regulation on January 22, 2020 and will come into effect on July 1, 2020. The newly revised Provisions for Drug Registration reiterate the duties owed by the market authorization holder as stipulated in the PRC Drug Administration Law and further provide that the drug approved conditionally shall be declared in the form of a supplementary application after the relevant post-marketing clinical research is accomplished. Pending positive results in our three clinical trials, Study 103, Study 105 and Study 106, we plan to submit two NDAs for accelerated or conditional approval in China for the treatment of NSCLC and for the reduction of CIN in 2020. However, we may not succeed in obtaining this conditional or accelerated approval from the NMPA, in which case, the approval pathway will be longer than we expected and we may not ultimately obtain approval.

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

Specifically, in China, the NMPA categorizes applications for innovative drugs that have not been marketed in China or abroad as Category 1 and drug applications for drugs that have marketed abroad as Category 5. To date, most of local companies’ domestically-manufactured drug applications are filed in Category 1 if the drug has not already been approved overseas. Most multinational pharmaceutical companies’ drug registration applications are filed in what is now Category 5 according to the Reform Plan for Registration Category of Chemical Medicine issued by CFDA in March 2016. These two categories have distinct approval pathways. We believe the local drug registration pathway, Category 1, is a faster and more efficient path to approval in the Chinese market than Category 5. Companies are required to obtain clinical trial application approval before conducting clinical trials in China. This registration pathway has a fast track review and approval mechanism if the product candidate is on a national priority list. Imported drug registration pathway, Category 5, is more complex and is evolving. China Category 5 registration applications may only be submitted after a drug has obtained an NDA approval and received the Certificate of Pharmaceutical Product, or CPP, granted by a major drug regulatory authority, such as the FDA or EMA. A Category 1 designation by the NMPA may not be granted for any of our product candidates, may be revoked, or may not lead to faster development or regulatory review or approval process. We believe our lead asset Plinabulin will be considered a Category 1 drug in China according to the Reform Plan for Registration Category of Chemical Medicine issued by the CFDA in March 2016 because Plinabulin has never been marketed in China or abroad. However, a Category 1 designation does not increase the likelihood that our product candidates will receive regulatory approval.

Furthermore, in August 2015, the State Council issued a statement, Opinions on Reforming the Review and Approval Process for Pharmaceutical Products and Medical Devices, that contained several potential policy changes that could benefit the pharmaceutical industry:

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

In December 2017, the CFDA released the Opinions on Encouraging the Prioritized Evaluation and Approval for Drug Innovations, which further clarified the following policies potentially accelerating the approval process of certain clinical trials or drug registrations which may benefit us:

•
A fast track drug registration or clinical trial approval pathway is available for the following drug registration applications with distinctive clinical benefits: (1) registration of innovative drugs not sold within or outside China; (2) registration of innovative drug transferred to be manufactured in China; (3) registration of drugs using advanced technology, using innovative treatment methods, or having distinctive treatment advantages; (4) clinical trial applications for drugs with patent expiry within three years, and marketing authorization applications for drugs with patent expiry within one year; (5) concurrent applications for new drug clinical trials which are already approved in the U.S. or European Union, or concurrent drug registration applications for drugs which have applied for marketing authorization and passed onsite inspections in the U.S. or European Union and are manufactured using the same production line in China; (6) traditional Chinese medicines (including ethnic medicines) with clear position in prevention and treatment of serious diseases; and (7) registration of new drugs sponsored by national key technology projects or national key development projects, and registration for drugs with clinical trials conducted by China National Clinical Research Center and recognized by the administration department of the China National Clinical Research Center.

•
A fast track drug registration approval pathway is available for the drug registration applications with distinctive clinical benefits for the prevention and treatment of the following diseases: HIV, phthisis, viral hepatitis, orphan diseases, cancer, pediatric diseases, and geriatrics.

In March 2016, the CFDA released a circular, Announcement on Reform Plan for Registration Category of Chemical Medicine, as mentioned above, outlining the re-classifications of chemical medicine applications. Under the new categorization, innovative drugs that have not been approved either in or outside China and are to be manufactured in China remain Category 1, while drugs approved outside China seeking marketing approval in China are now Category 5.

In May 2016, the General Office of the State Council issued Circular on the Pilot Program for the Drug Marketing Authorization Holder System, or Circular 41, which signals that the drug marketing authorization holder system is finally put into implementation. Circular 41 allows institutions of drugs research and development and research specialist staff in Beijing, Tianjin, Hebei, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong and Sichuan, to act as the applicant of drugs registration and to submit applications for drug clinical trials and drug marketing. For those drugs newly registered after the effective date of Circular 41, applicants are allowed to submit applications for becoming a drug marketing authorization holder at the same time as they submit applications for drug clinical trials or drug marketing. In July 2016, the CFDA issued Circular on Conducting Works Regarding the Pilot Program for the Drug Marketing Authorization Holder System, which provides further details on the application procedures stipulated in Circular 41. In August 2017, the CFDA issued the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug Marketing Authorization Holder System. This notice is issued, among other things, to advance implementation of a system pilot program for holders of drug marketing authorization, to delineate the rights and obligations of such holders, to enhance the quality control system for the drug manufacturing process and to improve the responsibility system over drug manufacturing and marketing supply chains. In October 2018, the Standing Committee of the National People’s Congress issued the Decisions on Extending the Period of the Pilot Program from the Drug Marketing Authorization Holder System in Several Regions, which extended the expiration date of the pilot program from November 4, 2018 to November 4, 2019.

On May 23, 2019, the General Office of the State Council issued the Key Tasks for Deepening the Reform of the Medical and Healthcare System in 2019, which requires relevant government authorities, including the NMPA, to further enhance the prevention and treatment of cancer and to speed up the approval process of the drug registration applications for anti-cancer drugs.

On December 1, 2019, the newly revised PRC Drug Administration Law came into effect, which formally adopts and signals the nationwide implementation of the drug marketing authorization holder system. In accordance with the PRC Drug Administration Law, an enterprise or a drug research and development institution is permitted to act as the marketing authorization holder and to engage pharmaceutical manufacturers to produce drug products. Moreover, it provides that the drug marketing authorization holder shall establish a drug quality assurance system and shall be responsible for the non-clinical research, the clinical trials, the drug production and operation, the post-marketing research and the adverse reaction monitoring of the drugs.

Furthermore, the PRC Drug Administration Law provides that priority in the drug registration approval process shall be given to drugs in short clinical supply and new drugs developed for the prevention and treatment of major infectious diseases, orphan diseases and other diseases.

On January 22, 2020, the newly revised Provisions for Drug Registration were issued by the State Administration for Market Regulation, which will come into effect on July 1, 2020. Pursuant to the newly revised Provisions for Drug Registration, the following drugs with significant clinical value may enjoy a priority procedure for drug marketing authorization: (1) urgently needed clinical drugs and innovative drugs and improved new drugs developed for prevention and treatment of major infectious and orphan diseases; (2) new varieties, dosage forms and specifications of children’s medicines that conform to the physiological characteristics of children; (3) urgently needed vaccines and innovative vaccines for disease prevention and control; (4) pharmaceuticals incorporated into breakthrough therapeutic drug procedures; (5) drugs meeting the requirements of conditional approvals; and (6) other drugs as further specified by the NMPA. The drug registration applicant may submit an application for priority evaluation and approval for their drug applications simultaneously with filing the drug marketing application upon confirmation with the CDE beforehand. The drug marketing review time limit is stipulated as 130 working days for the drug applications, which enjoy a priority procedure for drug marketing authorization.

To ensure a smooth transition from the currently effective Provisions for Drug Registration to the newly revised Provisions for Drug Registration, the NMPA issued an Announcement on the Implementation of the Provisions for Drug Registration on March 30, 2020, which provides that for drug registration applications accepted during the transition period from the issuance date of the newly revised Provisions for Drug Registration to the effective date thereof, the priority procedure for drug marketing authorization shall be granted in accordance with the scope specified in the newly revised Provisions for Drug Registration and the formalities set forth in the Opinions on Encouraging the Prioritized Evaluation and Approval for Drug Innovations issued on December 21, 2017 by the CFDA.

The NMPA may further issue detailed policies regarding fast track clinical trial approval and drug registration pathway to facilitate the implementation of the newly revised PRC Drug Administration Law and the newly revised Provisions for Drug Registration, and we expect that the NMPA review and approval process will improve over time. Moreover, how this approval process will be implemented is still subject to further practice of the NMPA and is currently uncertain. It is not clear, therefore, whether Plinabulin will qualify for these programs and, if it does, what benefits they could ultimately offer.

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

In addition, legislative and regulatory proposals emerge from time to time in various jurisdiction to further encourage the early and rapid approval of generic drugs. For example, in 2017 the FDA announced the Drug Competition Action Plan, which consists of a series of proposals intended to increase completion in the prescription drug market and facilitate the entry of lower-cost generic alternatives. Any such proposal that is enacted into law or implemented through government regulations or other regulatory actions could increase competition for our product candidates in the event any of them gains approval.  For example, the FDA has issued a series of guidance documents in connection with the Drug Competition Action Plan.

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

These and similar laws may be subject to amendment or reinterpretation, and implementing regulations may be revised or reinterpreted, in ways that may significantly affect our business.  For example, in October 2019 U.S. Department of Health and Human Services issued a proposed rule that would make changes to the federal Anti-Kickback Statute. Additionally, we may be subject to state and non-U.S. equivalents of each of the healthcare laws described above, among others, some of which may be broader or different in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state, and some states have passed their own data privacy and security measures. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties or other consequences.

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

Our success depends in large part on our ability to obtain and maintain patent protection in the U.S., China and other countries with respect to our proprietary technology and product candidates. As of March 31, 2020, we owned sixteen issued U.S. patents directed to Plinabulin and Plinabulin analogs, their synthesis and their use in the treatment of various disorders including lung cancer. In addition, we had counterpart granted patents in 35 foreign jurisdictions, including Japan, South Korea, China, Europe and other countries. The U.S. patents are scheduled to expire between 2021 and 2036, excluding any patent term restorations. We had nine families of pending patent applications directed to use of Plinabulin in neutropenia reduction, use of Plinabulin for treating RAS mutant tumors and brain tumors, polymorphic forms of Plinabulin, use of Plinabulin in combination with checkpoint inhibitors, use of Plinabulin in reduction of immunotherapy related adverse events, the therapeutic use of tubulin binding compounds, and Plinabulin dosage regimens. If these applications were to issue, they would nominally expire between 2033 and 2038. We had five pending Patent Cooperation Treaty, or PCT, patent applications directed to the use of Plinabulin in the treatment of thrombocytopenia, use of Plinabulin in combination with G-CSF therapy, use of Plinabulin for treating EGFR mutant tumors, use of Plinabulin for simulating immune response, and the therapeutic use of certain tubulin binding compounds. If applications claiming priority to these PCT applications were to issue, they would nominally expire in 2039.

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

We have entered into an investigator-initiated clinical trial agreement with UCSD and Dr. Lyudmila Bazhenova, an employee of UCSD and the principal investigator, and a clinical study agreement with the University of Washington, in connection with the investigator-initiated Phase 1/2 studies of Plinabulin in combination with Bristol-Myers Squibb’s PD-1 antibody, Opdivo (nivolumab) in patients with metastatic NSCLC. We have also entered into an investigator-initiated research agreement with Hoosier Cancer Research Network, Inc. and Rutgers University, in connection with the investigator-initiated Phase 1 clinical trial with a triple combination therapy, consisting of Plinabulin, nivolumab, and CTLA-4 antibody, Yervoy (ipilimumab), for the treatment of SCLC.  We have also entered into a sponsored research agreement with The University of Texas MD Anderson Cancer Center, or MD Anderson, in connection with research to evaluate the benefits of adding Plinabulin to radiation therapy plus immune checkpoint antibodies. Each of these agreements provides that we will provide the financial support and access to Plinabulin for use in the studies, and they do not require that any intellectual property rights will be developed in connection with these studies. See “Item 4. Information on the Company—B. Business Overview—Plinabulin, Our Lead Drug Candidate—Plinabulin in immuno-oncology—Clinical plans for Plinabulin in immuno-oncology.”

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

Wanchun Bulin, a partially owned subsidiary, holds the intellectual property rights to Plinabulin in China and Hong Kong. We currently indirectly own 57.97% of the equity interest of Wanchun Bulin. 37.99% of the equity interest is held by Wanchun Biotech, a Chinese limited liability company owned by Lan Huang, our Chief Executive Officer, and Linqing Jia, our major shareholder, and the remaining 4.04% is held by certain other investors. As a result, any distributions resulting from Wanchun Bulin on account of its equity ownership will not be fully received by us as the parent company, and any payment from us to Wanchun Bulin will indirectly benefit Dr. Huang, Mr. Jia and said investors. There may never be any revenue or other funds to repay these amounts to us as the parent company. In addition, under Chinese laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.  Registered share capital and capital reserve accounts are also restricted from withdrawal in China. As of December 31, 2019, these restricted net assets were $2,032.

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

As of December 31, 2019, we had 61 full-time employees. Of these, 37 were engaged in full-time research and development and laboratory operations and 24 were engaged in full-time general and administrative functions. As of December 31, 2019, 26 of our employees were located in China and 35 were located in the U.S. We have also engaged and may continue to engage independent contractors who are not full-time employees, to assist us with our operations. As our development and commercialization plans and strategies develop, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

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

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report and has concluded that our disclosure controls and procedures were effective as of December 31, 2019. We have identified a material weakness in our internal control over financial reporting in the past and may identify additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. More generally, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, if we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

We face risks related to health epidemics, pandemics and other outbreaks, which could significantly disrupt our operations.

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China, and has since spread across the world. The World Health Organization characterized COVID-19 as a pandemic on March 11, 2020. The outbreak has resulted in the implementation of significant governmental measures globally, including closures of businesses and offices, quarantines of individuals, and travel bans. The effects of the spread of COVID-19 and the duration of the business disruption and related financial impact cannot be reasonably estimated at this time and our business could be adversely impacted by the effects. Enrollment of patients in our clinical trials in Ukraine has been severely affected and may be delayed in other clinical trials due to the COVID-19 outbreak, as hospitals in regions affected by COVID-19 shift resources to patients affected by the disease. Also, some patients may be unwilling to enroll in our trials or may be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. In addition, we rely on third-party clinical research organizations (CROs) to monitor and manage data for our ongoing preclinical and clinical programs, and the outbreak may affect their ability to devote sufficient time and resources to our programs. Our ability to obtain clinical supplies of our product candidates could also be disrupted if the operations of these suppliers are affected by COVID-19. Moreover, as a result of COVID-19, there is a general unease of conducting unnecessary activities in medical centers. As a result, the expected timeline for data readouts of our clinical trials and certain regulatory filings may be negatively impacted.

Our headquarters is located in New York, United States, and we have operations in Beijing and Dalian, China, with some of our employees located in Shanghai. We also conduct our clinical trials in United States, China, Australia, Russia and Ukraine. Consequently, we are susceptible to factors adversely affecting any one or more of these locations, such as the impact on enrollment of patients in Ukraine. As the situation remains fluid and continues to evolve, it is not currently possible to ascertain the overall long term impact of COVID-19 on our business. If the pandemic continues to worsen and measures put in place to curb its spread and to stabilize the economy are not effective, there could be a material adverse impact on our business, results of operations, and financial condition.

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

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of drugs we develop, alone or with collaborators. Although we currently carry an aggregate maximum coverage amount of approximately $30.4 million of clinical trial insurance, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance, or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

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

We had cash of $35.9 million and $3.9 million at December 31, 2019 and 2018, respectively. We may invest our cash in a variety of financial instruments, principally short-term investment grade, interest-bearing instruments. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. Our exposure to interest rate risk arises through movements in regard to interest income we earn on our deposits and the imputed interest expense from a shareholder loan. To manage the risk, our cash is held at financial institutions that we believe to be of high credit quality. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

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

The pharmaceutical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. See “Item 4. Information on the Company—B. Business Overview—Government Regulation—Chinese Regulation” for a discussion of regulatory requirements that are applicable to our current and planned business activities in China. In recent years, the regulatory framework in China regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our product candidates in China and reduce the current benefits we believe are available to us from developing and manufacturing drugs in China. Chinese authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in China. We believe our strategy and approach is aligned with the Chinese government’s policies, but we cannot ensure that our strategy and approach will continue to be aligned.

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

We and our directors, executive officers and other employees who are Chinese citizens or who have resided in China for a continuous period of not less than one year and who will be granted restricted shares or options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any share incentive plan of an overseas publicly listed company who are Chinese citizens or who are non-Chinese citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to make payments under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our foreign-invested enterprises in China and limit our foreign-invested enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under Chinese law.

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

Under Chinese laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside 10% of its after-tax profits each year to fund certain statutory common reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. If the statutory common reserve funds are not sufficient to make up its losses in previous years (if any), such subsidiary shall use the profits of the current year to make up the losses before accruing the statutory common reserve funds. At the discretion of the shareholders, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax profits, based on PRC accounting standards, to discretionary common reserve funds. These statutory common reserve funds and discretionary common reserve funds, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in China. As of December 31, 2019, these restricted net assets were $2,032.

The Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, and its implementation rules, both of which became effective on January 1, 2008 and have been amended certain times thereafter, provide that China-sourced income of foreign enterprises, such as dividends paid by a Chinese subsidiary to its equity holders that are non-Chinese resident enterprises, will normally be subject to Chinese withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. As a result, dividends paid to us by our Chinese subsidiaries are expected to be subject to Chinese withholding tax at a rate of 10%.

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

Under the EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it is treated in a manner similar to a Chinese enterprise for EIT purposes. The implementing rules of the EIT Law define “de facto management bodies” as “management bodies that exercise substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, specifies that certain Chinese-controlled offshore incorporated enterprises, defined as enterprises incorporated under the laws of foreign countries or territories and that have Chinese enterprises or enterprise groups as their primary controlling shareholders, will be classified as resident enterprises if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, as recently amended on June 15, 2018, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining Chinese resident enterprise status, including which competent tax authorities are responsible for determining offshore incorporated Chinese resident enterprise status, as well as post-determination administration. In 2014, the SAT, released the Announcement of the SAT on Issues Concerning the Recognition of Chinese-Controlled Enterprises Incorporated Overseas as Resident Enterprises on the Basis of Their Actual Management Bodies and supplemented some provisions related to the administrative procedures for the recognition of resident enterprise, while the standards used to classify resident enterprises in Circular 82 remain unchanged.

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

The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. A portion of our revenue may in the future be denominated in RMB. Shortages in availability of foreign currency may then restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign currency denominated obligations. The RMB is currently convertible under the “current account,” which includes trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, our Chinese subsidiaries, which are foreign-invested enterprises, may purchase foreign currency for settlement of “current account transactions,” without the approval of SAFE, by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a portion of our future revenue may be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq Capital Market, of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected. It is unclear if this proposed legislation will be enacted. Furthermore, there has been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such policies were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our business and the price of our ordinary shares.

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

Any of these factors may result in large and sudden changes in the volume and trading price of our ordinary shares. In addition, the recent outbreak of COVID-19 has negatively affected the stock market and investor sentiment and has resulted in significant volatility, including temporary trading halts. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we are involved in a class action suit, it could divert the attention of management, and, if adversely determined, have a material adverse effect on our financial condition and results of operations.

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

Sales of our ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of March 10, 2020, we had 27,888,906 ordinary shares outstanding. Among these shares, 6,239,547 ordinary shares have been registered under the Securities Act and are freely transferable by persons other than our “affiliates” without restriction or registration; the remaining shares outstanding have not been registered under the Securities Act and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended from time to time), the Companies Law (as may be amended from time to time) of the Cayman Islands and the common law of the Cayman Islands, or the Companies Law. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of those courts are persuasive, but not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities law than the U.S. Some states in the U.S., such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Our directors, executive officers and principal shareholders beneficially owned approximately 42.24% of our ordinary shares as of March 10, 2020. Lan Huang, our CEO, and Mr. Linqing Jia, our major shareholders, also beneficially own a 37.99% equity interest of Wanchun Bulin through Wanchun Biotech. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including the holders of our ordinary shares. In addition, these persons could divert business opportunities away from us to themselves or others.

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

Under Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2019. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act, we have engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we may not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2020.

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

If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we would be subject to U.S. corporate income tax on our worldwide income and the income of our non-U.S. subsidiaries would be subject to U.S. tax when repatriated (with a deduction available for the foreign-source portion of such income) or when deemed recognized under the U.S. federal income tax rules for controlled foreign subsidiaries. Finally, any deferred foreign income of our non-U.S. subsidiaries that was not previously subject to U.S. taxation, determined as of November 2, 2017 or December 31, 2017 (whichever amount is greater), would be subject to a “transition tax” imposed under recently enacted U.S. tax reform legislation. Moreover, the gross amount of any dividends paid by us to a non-U.S. shareholder would be subject to U.S. withholding tax at a rate of 30% unless the non-U.S. shareholder is eligible for an exemption or reduced withholding rate under an applicable income tax treaty.

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

Initial Public Offering, Concurrent Private Placement and Subsequent Financing

In March 2017, we completed our initial public offering and the concurrent private placement, in which we received gross proceeds of $54.3 million, before deducting underwriting discounts and commissions and other offering expenses, from selling 174,286 ordinary shares in the initial public offering and selling 2,541,048 ordinary shares in the current private placement, after deducting underwriting discounts and commissions, fees and expenses. Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “BYSI”.

In May 2018, we entered into various agreements with certain third-party investors to issue 739,095 ordinary shares with a par value $0.0001 per share for an aggregate cash consideration of $20.0 million or $27.06 per ordinary share. To date, we have received $14.0 million from the financing.

In July and October 2019, we completed two underwritten offerings, in which we received gross proceeds of $60.8 million (including the exercise of the underwriters’ option to purchase additional shares), before deducting underwriting discounts and commissions and other offering expenses, from selling 3,967,821 ordinary shares.

On May 21, 2019, we entered into an Open Market Sale AgreementSM with Jefferies LLC as sales agent, or the Agent, which was amended on February 7, 2020, or, as amended, the Sales Agreement, in connection with our “at-the-market offering” program, or the ATM Program.  Pursuant to the Sales Agreement, we may offer and sell up to 2,202,080 ordinary shares in the aggregate from time to time through the Agent. As of the date of this annual report on Form 20-F, we have sold 620,753 ordinary shares having aggregate gross proceeds of $13.0 million under the ATM Program.

In June and July 2019, Wanchun Bulin, our partially owned Chinese subsidiary, entered into definitive agreements for the sale of its equity interests, or the Equity Purchase Agreements, to certain investors led by Efung Capital. Under the Equity Purchase Agreements, Wanchun Bulin sold 3.38% of the equity interest of Wanchun Bulin for aggregate cash consideration of RMB 70 million, or approximately $10.1 million, before deducting offering expenses.

B.	Business Overview

Overview

We are a global clinical stage biopharmaceutical company focused on the development and commercialization of innovative immuno-oncology cancer therapies. Our lead asset, Plinabulin, is being studied in late stage clinical trials as an anti-cancer agent in combination with docetaxel in advanced NSCLC, and for its potential benefit in the prevention of CIN. Plinabulin is also currently being studied in investigator-initiated trials for its therapeutic potential in combination with various immuno-oncology agents, including 1) in combination with nivolumab, a programmed cell death protein 1, or PD-1, antibody for the treatment of NSCLC at UCSD, the Fred Hutchinson Cancer Research Center, or the Fred Hutchinson Center, and the University of Washington, 2) in combination with nivolumab and ipilimumab, a CTLA-4 antibody, for the treatment of small cell lung cancer, or SCLC, at the Rutgers University, and 3) in combination with PD-1 or programmed death-ligand 1, or PD-L1, antibodies and radiation or chemotherapy for the treatment of multiple cancers at MD Anderson. We own global rights to Plinabulin in all countries except China. We own a 57.97% interest in our China subsidiary, which subsequently owns 100% of the rights to Plinabulin in China. We are also developing three small molecule immune agents, currently in preclinical stages, and a drug development platform using ubiquitin mediated protein degradation pathway.

Plinabulin is a marine-derived small-molecule with a number of distinct immune activities that may provide multiple therapeutic opportunities. We believe Plinabulin has the potential for an overall superior product profile in the prevention of both high and intermediate risk CIN. CIN is a significant cause of morbidity and mortality in cancer patients as well as significant factor in the interruption in chemotherapy. According to industry reports, the global neutropenia treatment market in 2018 was over $11 billion and is expected to grow at 5% per annum through 2027. The number of first cycle chemotherapy treatments is expected to grow by 53% between 2018 and 2040. G-CSFs are the predominant therapies in the CIN space, but are limited by their inability to adequately address CIN and burdensome side effects. In preclinical studies, Plinabulin increased the survival of neutrophils, a type of white blood cell important in the prevention of bacterial infections.

G-CSF was previously indicated to use prophylactically with only high risk chemotherapy regimens (>20% risk of febrile neutropenia). The guideline recently expanded its prophylactical use to intermediate risk chemotherapy regimens (10-20% risk of febrile neutropenia) due to the COVID-19 pandemic.

We believe that Plinabulin has direct anti-tumor effects. In the Phase 2 portion of a Phase 1/2 clinical trial in 163 advanced NSCLC patients, or Study 101, the addition of Plinabulin to a standard regimen of docetaxel increased anti-tumor activity compared to docetaxel monotherapy in a subset of patients with measurable lung lesions. In June 2016, we initiated Study 103, a Phase 3 trial in the U.S., China and Australia of Plinabulin in combination with docetaxel in patients with advanced NSCLC. We reached the first pre-specified interim analysis at a death event of approximately 146 patients in the first quarter of 2019 and the Data and Safety Monitoring Board, or DSMB, recommended the trial to continue without sample size readjustment. We reached the second pre-specified interim analysis at a death event of approximately 293 patients in the first quarter of 2020 and are currently in the process of analyzing the data. As of the date of this annual report on Form 20-F, Study 103 has enrolled over 500 patients in a 554-patient trial.

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

In the Phase 2 portion of Study 105, 55 NSCLC patients treated with Plinabulin reported better safety, including less bone pain, and had comparable absolute neutrophil count profiles (a measure of neutrophils per unit of blood that is calculated from measurements of the total number of white blood cells and bands, or immature neutrophils) and comparable durations of severe neutropenia (DSN) and neutropenia reduction compared to patients treated with Neulasta (pegfilgrastim). Neulasta is a type of long-lasting G-CSF, which is the current standard of care for the prevention of high risk CIN. The Phase 2 portion of Study 105 also demonstrated that Plinabulin alleviated docetaxel-induced thrombocytopenia, whereas Neulasta did not. Thrombocytopenia, a frequent side effect of chemotherapy, is the lowering of platelet counts that, when severe, leads to bleeding and anemia and can require transfusion with platelets and in severe cases can lead to cessation of chemotherapy. In addition, the data showed that Plinabulin has a superior immune profile compared to Neulasta based on promyelocytes and immature neutrophil data from the clinical study. The results of the Phase 2 portion of Study 105 established the recommended dose for the Phase 3 portion of the study. We plan to enroll 150 patients for the Phase 3 portion of Study 105. In December 2018, we announced that the Phase 3 portion of Study 105 had met its primary endpoint of non-inferiority versus Neulasta for DSN in the first cycle, with statistical significance in a pre-specified interim analysis at 105-patient enrollment. This conclusion was confirmed at the DSMB meeting in January 2019, chaired by Dr. Crawford, founding member and former Chairman of the National Comprehensive Cancer Network, or NCCN, Guidelines for Neutropenia Management in the U.S. Final data readout of Phase 3 portion of Study 105 is expected to be available in the second half of 2020.

In the Phase 2 portion of Study 106, in 115 breast cancer patients, Plinabulin in combination with 6 mg Neulasta (the Plinabulin/Neulasta Combo) was shown to lead to a clinically meaningful reduction of the duration of grade 3 and 4 neutropenia, a statistically significant increase in the percentage of patients with no severe neutropenia (grade 3 and 4 neutropenia) in the first cycle of chemotherapy, a statistically significant reduction of bone pain, and less immune suppression compared with Neulasta monotherapy. Published data demonstrate that patients who avoid severe neutropenia have a higher likelihood of remaining compliant and persistent with chemotherapy; optimizing their care and providing them with the best chance of improving overall survival. We believe that the clinical profile of Plinabulin given prior to a G-CSF has the potential to provide significant protection from severe neutropenia and reduce bone pain and immune suppression, which may make the combination an attractive alternative to G-CSF monotherapy for the treatment of CIN with the goal of increasing compliance and persistency with prescribed chemotherapy regimens, the potential for maintenance of relative dose intensity (RDI) >85% and the potential for improved overall survival. In March 2019, we announced at ASCO-SITC Clinical Immuno-Oncology Symposium (ASCO-SITC) that new clinical results from the Phase 2 portion of Study 106 indicated that the Plinabulin/Neulasta Combo resulted in better outcomes for CIN treatment and also reduced Neulasta’s potential immune-suppressive phenotype. We plan to enroll 222 patients for the Phase 3 portion of Study 106 and enrolled the first patient in October 2019. The primary endpoint of the Phase 3 portion of Study 106 is the rate of prevention of grade 4 neutropenia in the first cycle of chemotherapy, which correlates with high rates of infection, bacteremia, infection, fever and mortality. A pre-specified interim analysis is expected in the second quarter of 2020.

Pending positive results in our three clinical trials, Study 103, Study 105 and Study 106, we expect to submit two NDAs in China for Plinabulin for two separate indications in 2020. The first is for the reduction of CIN in patients undergoing chemotherapy treatment for solid tumor and hematological cancers. We have initiated the rolling submission of this NDA in the first quarter of 2020. The second is for Plinabulin in combination with docetaxel for second and third line treatment of NSCLC in the second half of 2020. Based on our previous discussions with the Food and Drug Administration, or the FDA, after finalization of all three clinical trials, if positive results are achieved, we intend to submit NDAs in the U.S. for CIN prevention in the second half of 2020 and for NSCLC in the first half of 2021. In December 2018, we engaged in positive pre-NDA discussions with the FDA regarding the content of chemistry, manufacturing and control, or CMC, sections of our planned NDAs for Plinabulin for the treatment of NSCLC and for CIN prevention. These discussions culminated with direct alignment with the FDA regarding expectations for our CMC sections of our planned NDAs for Plinabulin, putting us on track to submit these NDAs to the FDA.

We have a novel, highly scalable business model that integrates global clinical resources including those in the U.S. and China. We believe that our global development strategy has provided and will continue to provide significant developmental advantages including the ability to conduct trials in China, which could result in faster enrollment, lower costs and expedited approval process, as well as access to China’s large cancer population. Our drug development capabilities are facilitated by strong interest from clinical investigators in the U.S. as well as by our understanding of the pharmaceutical industry, clinical resources and regulatory system in China. In addition, this model represents significant commercial advantages for Plinabulin, as the U.S. and China are the two largest pharmaceutical markets in the world.

We continue to explore strategic financing options in the U.S. and in China to support our current operations and fund our future growth. These options include issuances of our ordinary or preferred shares through registered offerings or private placements, additional “at-the-market” offerings of our ordinary shares, offerings of equity in our subsidiaries and debt financings, including convertible debt, as well as potential licensing and partnership arrangements.

Our principal executive offices are located in New York, and we also have offices in Beijing and Dalian, China. We are incorporated in the Cayman Islands. Our management team has deep experience and capabilities in biology, chemistry, drug discovery, clinical development, regulatory affairs, commercialization and capital markets.

Plinabulin in Advanced NSCLC

According to the National Cancer Institute, approximately 228,820 patients will be diagnosed with lung cancer in the U.S. in 2020 with more than 135,000 deaths per year. The prognosis for patients with lung cancer is poor with a five-year survival rate of only 20.5%. Lung cancer is the leading cause of cancer death in the U.S. and a global health problem with approximately 2.1 million cases diagnosed per year. Approximately one-third of lung cancer patients worldwide are in China, with approximately 700,000 cases of lung cancer diagnosed in China in 2015. These lung cancers are typically divided into two groups based upon the histologic appearance of the tumor cells—SCLC and NSCLC, which are treated with distinct chemotherapeutic approaches. NSCLC accounts for approximately 87% of lung cancer cases. For second and third line NSCLC patients with epidermal growth factor receptor, or EGFR, wild type (approximately 70% of Asian patients, and 85% of Western patients), there are currently only four therapies approved with limited benefit.

Data from the Phase 2 portion of Study 101 suggest that the addition of Plinabulin to a standard regimen of docetaxel may increase anti-tumor activity compared to docetaxel monotherapy. Specifically, a subset of 38 patients with measurable lung lesions given a combination of docetaxel plus 30 mg/m2 Plinabulin on day 1 and day 8 in a 21-day treatment cycle had a median survival of 11.3 months compared to 6.7 months for 38 patients with measurable lung lesions when given docetaxel alone. In addition, the Plinabulin plus docetaxel cohort had an objective response rate, a measure of the proportion of patients with tumor size reduction of at least 30%, of 18.4% compared to 10.5% for the docetaxel monotherapy arm. The patients who received Plinabulin plus docetaxel also had a duration of response, the time of initial response until documented tumor progression, of 12.7 months compared to one month for the patients who only received the docetaxel monotherapy indicative of a positive immune response.

While the number of patients in the subset was not large enough to demonstrate statistical significance, we and our clinical collaborators believe these data suggest that the addition of Plinabulin to a standard regimen of docetaxel may provide a clinically meaningful increase in anti-tumor activity compared to docetaxel monotherapy.

In June 2016, we initiated a 554-patient Phase 3 trial in the U.S., China and Australia of Plinabulin in combination with docetaxel in patients with advanced NSCLC with measurable lung lesions, or Study 103. The primary endpoint is overall survival of patients given a combination of Plinabulin and docetaxel compared to patients given docetaxel alone. Secondary endpoints include the frequency and severity of neutropenia, duration of response, quality of life, response rate and progression-free survival. As of the date of this annual report on Form 20-F, we have enrolled over 500 patients. We reached the first pre-specified interim analysis at a death event of approximately 146 patients in the first quarter of 2019 and the DSMB recommended the trial to continue without sample size readjustment. We reached the second pre-specified interim analysis at a death event of approximately 293 patients in the first quarter of 2020 and are currently in the process of analyzing the data. If p-value for the median overall survival at the second interim analysis is less or equal to 0.012, the trial may stop early with the consent of the DSMB and the FDA. If p-value for the median overall survival at the second interim analysis is greater than 0.012, the study will continue and final results of the trial at a death event of 439 patients are expected to be available in the second half of 2020. If p-value for median overall survival for the final results is less than or equal to 0.046, the study can be claimed successful.

Based upon our preliminary discussions with Chinese regulatory authorities, we believe Study 103 meets the criteria for conditional approval of a novel drug for a life-threatening disease based upon trend data and that the efficacy data at the first interim analysis is sufficient to demonstrate the requirements for such a trend. Therefore, we expect to submit an NDA in China for NSCLC in the second half of 2020. We anticipate admission to the conditional approval program could significantly reduce the time for NDA approval given the severe unmet clinical needs in NSCLC. We intend to submit an NDA in the U.S. for NSCLC in the first half of 2021.

Plinabulin in Prevention of CIN

Neutropenia is an abnormally low blood concentration of neutrophils, a type of white blood cell, which may result from an abnormal rate of destruction or a low rate of synthesis of white blood cells in bone marrow. Neutropenia is graded according to its severity, which generally depends on neutrophil count. An absolute neutrophil count below 500 cells/mm3 (0.5 x 10^9 /L) is categorized as grade 4 neutropenia and a neutrophil count between 500 and 1,000 cells/mm3 (0.5-1.0 x 10^9 /L) is categorized as grade 3 neutropenia. Patients with low neutrophil counts are more susceptible to bacterial infections and sepsis, which are a significant cause of morbidity and mortality in cancer patients. According to the Centers for Cancer Prevention and Control, more than 60,000 patients are hospitalized each year in the U.S. for neutropenia associated with fever, which represents a growth opportunity for products that can deliver improved outcomes in the CIN space. The mortality rate of these patients is between 9% and 18%.

Neutropenia represents a key limitation associated with most chemotherapies. The current standard of care for neutropenia is biologic drugs based on G-CSF, a human growth factor that stimulates the proliferation, differentiation and maturation of neutrophils, which was first approved in the early 1990s. While monotherapy G-CSF reduces DSN, over 80% of patients still experience grade 4 neutropenia, which is the most common reason for reducing relative dose intensity (RDI) of chemotherapy, downgrading the chemotherapy regimen, delaying chemotherapy schedule and discontinuing chemotherapy, all of which will negatively impact patients’ long term survival outcome. Furthermore, G-CSF cannot be given on the same day as chemotherapy and the expansion of bone marrow generated by monotherapy G-CSF causes bone pain. According to post-marketing patient surveys, between 59% and 71% of patients report having experienced bone pain and, of those patients, about one-quarter describe the pain as severe. While the global neutropenia treatment in 2018 reached over $11 billion, due to the risk/benefit ratio, G-CSF-based drugs are restricted to treat high-risk chemotherapy patients, which represent approximately 32% of all patients treated with chemotherapy, creating a significant growth opportunity for effective, safe and convenient alternatives.

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

Study 105

Based on the clinical profile observed in Study 101 and the results of the discussions between us and the FDA, we refined our design of our two Phase 2/3 trials in CIN. The first trial, Study 105, is a Phase 2/3 trial of Plinabulin in combination with a standard regimen of docetaxel in approximately 200 advanced breast cancer, hormone refractory prostate cancer and advanced NSCLC patients with solid tumors in the U.S., China, Russia and the Ukraine.

The primary endpoint of this trial is non-inferiority in DSN in the first cycle of chemotherapy, compared to the standard of care, Neulasta. DSN represents the days the patient has grade 4 neutropenia, or how many days the patient remains in the hospital due to a low white blood cell count. A clinically meaningful DSN is less than one day or less than one day in the hospital. In the Phase 2 portion of Study 105, patients treated with one dose of Plinabulin at 20 mg/m2 had the same occurrence of severe neutropenia (grade 4) as patients treated with one dose of Neulasta (6 mg) in the first 21-day cycle. Grade 4 neutropenia occurred in 14% of patients treated with either Plinabulin or Neulasta. This result established the recommended dose of 40 mg (equivalent to 20 mg/m2) for the Phase 3 portion of the trial based on a clear dose response in grade 4 neutropenia incidence and the DSN seen in the Phase 2 portion. Additionally, in the Phase 2 portion of Study 105, Plinabulin was shown to reduce thrombocytopenia and demonstrated a superior immune profile compared to Neulasta based on promyelocytes and immature neutrophil data.

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

In addition, our data further demonstrated that Plinabulin mobilizes CD34+ progenitor cells into the peripheral blood through a MOA different than G-CSF or Plerixafor, potentially presenting a new option for hematopoietic cell transplantation (HCT). We evaluated CD34+ cell counts in the blood by measuring CD34+ levels pre-dose and at multiple time points through Day 8 of treatment with docetaxel, both with and without Plinabulin. CD34+ measurements were obtained in at least nine patients on both Day 0 and Day 8 for each Plinabulin dose. Patients treated with Plinabulin had statistically significant increases in CD34+ levels at Day 8 in a dose-dependent manner (p<0.0004).

We plan to enroll 150 patients with advanced NSCLC, breast cancer or prostate cancer in a randomized double blinded Phase 3 portion of Study 105. The trial has a pre-specified DSN non-inferiority margin of 0.65 days as agreed with the FDA in the U.S. and NMPA in China to show non-inferiority in neutropenia prevention for Plinabulin as compared to Neulasta. In December 2018, we announced that the Phase 3 portion of Study 105 had met its primary endpoint of non-inferiority versus Neulasta for the DSN of the first cycle, with statistical significance in a pre-specified interim analysis at 105-patient enrollment. This conclusion was confirmed at the Data and Safety Monitoring Board (DSMB) meeting, chaired by Dr. Crawford, founding member and former Chairman of NCCN Guidelines for Neutropenia Management in the U.S. Final data readout of Phase 3 portion of Study 105 is expected to be available in the second half of 2020.

Study 106

The second trial, Study 106, is a Phase 2/3 trial of Plinabulin in combination with a myelosuppressive chemotherapeutic regimen composed of three agents, Taxotere (docetaxel), Adriamycin (doxorubicin) and Cytoxan (cyclophosphamide) in approximately 300 patients with solid tumors in the U.S., China, Russia and the Ukraine. The design of this trial is substantially similar to Study 105. However, this trial also compares Plinabulin in combination with 6 mg Neulasta (the Plinabulin/Neulasta Combo) to measure superiority in efficacy as compared to Neulasta monotherapy. We completed enrollment of 115 patients in the Phase 2 portion of Study 106 and we plan to enroll 222 patients in the Phase 3 portion of the trial. In October 2018, we announced that the Plinabulin/Neulasta Combo was shown to lead to clinically meaningful reduction of the duration of grade 3 and 4 neutropenia, a statistically significant increase in the percentage of patients with no severe neutropenia (grade 3 and 4 neutropenia) in the first cycle of chemotherapy, a statistically significant reduction of bone pain, and less immune suppression compared with Neulasta monotherapy in the first cycle. Additionally, the Plinabulin/Neulasta Combo presented good tolerability and no cardio-safety issues. Our data suggested that combining Plinabulin with Neulasta reverses the immune-suppressive profile of Neulasta by lowering the percentage of patients with a neutrophil-to-lymphocyte ratio, or NLR, of less than 5 (p<0.007) or with a lymphocyte-to-monocyte ratio, or LMR, of greater than 3.2 (p<0.07) versus Neulasta alone. The data further suggested that Plinabulin can also activate the body’s innate immune response by increasing plasma levels of both neutrophil count and the immune-modulatory protein haptoglobin.

In October 2019, we enrolled the first patient in the Phase 3 portion of the Study 106. The Phase 3 portion of Study 106 is a randomized double blinded trial, in which we expect to enroll 222 patients with first line breast cancer. Patients will be dosed on Neulasta on day 2, and Plinabulin on day 1, 30 minutes after TAC in the following regiments: (i) Neulasta at 6 mg and (ii) Plinabulin at 40 mg (equivalent to 20 mg/m2) + Neulasta at 6 mg. The primary endpoint of the Phase 3 portion of Study 106 is the rate of prevention of grade 4 neutropenia in the first cycle of chemotherapy, which correlates with high rates of infection, bacteremia, infection, fever and mortality. A pre-specified interim analysis is expected in the second quarter of 2020.

Based upon our preliminary discussions with Chinese regulatory authorities, we believe our registration program for Plinabulin for the treatment of CIN meets the criteria for conditional approval of a novel drug for a life-threatening disease based upon clinical efficacy trend data. Thus far, over 600 cancer patients who have been dosed with Plinabulin have shown good tolerability, which satisfies the safety database standard of both the FDA and the NMPA. Based upon such preliminary discussions with the Chinese regulatory authorities, the Study 106 Phase 2 top line efficacy data and Study 105 Phase 3 interim efficacy data are sufficient to demonstrate the requirements for such a trend and therefore we initiated the rolling submission of an NDA in China for CIN in the first quarter of 2020. We anticipate the rolling submission could significantly reduce the time for NDA approval. Based on our grant under the national key science and technology programs and national key research & development, or R&D, support programs, or the 2017 Grant, we believe we are well-positioned to apply for other priority review status designations. With receipt of the 2017 Grant, Plinabulin has been included in the National Drug Review Priority List. According to the Outline of the Thirteenth Five-Year Plan of the National Economy and Social Development of the People’s Republic of China, the government encourages the research, development and production of new drugs, the new drugs with approval to be marketed shall enjoy priority to be included in the National Insurance System. We believe that, pending drug approval and successful pricing negotiations with the Chinese government, the 2017 Grant could assist with inclusion of Plinabulin in the National Insurance System, which will allow for faster access to patients and reimbursement. We anticipate filing an NDA for Plinabulin for the treatment of CIN in the U.S. in the second half of 2020 if the final results from Studies 105 and 106 are positive.

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

In September 2016, UCSD enrolled the first patient in an investigator-initiated Phase 1/2 trial of Plinabulin in combination with nivolumab in patients with metastatic NSCLC. In addition, the Fred Hutchinson Center, together with the University of Washington, launched an investigator-initiated Phase 1/2 trial of Plinabulin in combination with Opdivo (nivolumab) in patients with advanced NSCLC who have failed up to two previous therapies. The Fred Hutchinson Center study had achieved the dose regimen end point and therefore the study site had been closed. Preliminary safety data from these two trials were presented at the ASCO-SITC meeting in January 2018.  In the 10 patients evaluated, the combination therapy was well tolerated, with no immune related serious adverse events. Only two patients presented with immune related adverse events, one with a grade 1 event and the other with a grade 2 event.

In October 2018, we announced the opening of an investigator-initiated Phase 1 clinical trial with a triple combination therapy, consisting of Plinabulin, nivolumab, and ipilimumab, for the treatment of SCLC. The trial, conducted through the Big Ten Cancer Research Consortium, is currently enrolling subjects at Rutgers Cancer Institute of New Jersey and other clinical centers in the U.S. The trial is expected to enroll approximately 15 patients in the Phase 1 portion of this Phase 1/2 combined study, and an additional 40 patients in the Phase 2 portion. This study investigates whether the addition of Plinabulin results in a reduction of immune-related side effects of PD-1 and CTLA-4 antibodies and if it provides efficacy synergy.

In July 2018, we entered into a sponsored research agreement, or SRA, with MD Anderson to evaluate the benefits of adding Plinabulin to radiation therapy plus immune checkpoint antibodies. The study has demonstrated that the triple combination approach (Plinabulin + radiation + PD-1 antibody) has dramatic benefits in tumor reduction, increasing tumor dendritic cell maturation and increasing tumor T-cell infiltration. We plan to file an IND for the treatment of patients after progression on PD-1 or PD-L1 antibody therapies in various cancer types and expect to dose the first patient in a Phase 1/2 trial in the second half of 2020. Given the high incidence of progression on PD-1/PD-L1 antibody therapies in the majority of cancers, we believe this novel triple combination approach will restore or enable the immune targeting of cancer in patients that have progressed on checkpoint-targeted therapy.

Other Programs

We have several preclinical immuno-oncology agents in development, including BPI-002, an oral T cell co-stimulator; BPI-003, an IKK inhibitor; and BPI-004, a neo-antigen generator.

We plan to bring one agent, BPI-002, into clinical development in 2021, with the goal of progressing one preclinical compound into clinical development annually.

In addition, we are investigating an alternative approach to cancer treatment in which disease-causing proteins are marked for early degradation. This approach uses a protein called a ubiquitin E3 ligase to target and promote the destruction of disease-causing proteins. To trigger degradation, the target protein is labeled with poly-ubiquitin by a specific ubiquitin ligase enzyme. Poly-ubiquitin acts as an indicating tag on cellular proteasome machinery, marking the target protein for destruction.

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

Our Pipeline

The following table summarizes the current status of our product development pipeline.

Program	Indication	Trial name / collaborator	Preclinical	Phase 1	Phase 2	Phase 3	Commercial rights	China NDA filing	U.S. NDA filing
Late stage	Plinabulin + docetaxel	NSCLC (2nd/3rd line)	Study 103	Phase 3 first interim data analysis completed				Global[1]	H2 2020	H1 2021
Late stage	Plinabulin	CIN (All cancer, all chemo)	Study 105	Phase 3 primary end point met at interim analysis				Global[1]	Q1 2020	H2 2020
Late stage	Plinabulin + pegfilgrastim	CIN (All cancer, all chemo)	Study 106	Phase 2 efficacy / safety end points met				Global[1]	Q1 2020	H2 2020
Investigator-initiated IO	Plinabulin + nivolumab	NSCLC (2nd/3rd line)	Fred Hutch/Univ. Washington/UCSD					Global[1]		
Investigator-initiated IO	Plinabulin + nivolumab + ipilimumab	SCLC	Rutgers University					Global[1]		
Investigator-initiated IO	Plinabulin + PD-1/PD-L1 + radiation/chemo	Multi-cancer (2nd/3rd line)	MD Anderson					Global[1]		
Other oncology pipeline	Ubiquitination platform	Target KRAS	Univ. Washington					Global		
Other oncology pipeline	BPI-002	Oral T cell co-stimulator						Global		
Other oncology pipeline	BPI-003	IKK inhibitor						Global		
Other oncology pipeline	BPI-004	Oral neo-antigen generator						Global		

Note: [1] We own global rights to Plinabulin in all countries except China. In China, we own a 57.97% interest in our Chinese subsidiary, Dalian Wanchunbulin Pharmaceuticals Ltd. ("Wanchunbulin"), which owns a 100% interest in Plinabulin.

Our Strategy

•
Advance Plinabulin through a Phase 3 trial for NSCLC and two Phase 3 trials for CIN by utilizing global clinical trials that incorporate China investigators. We believe that our global development strategy has provided and will continue to provide significant advantages, including the ability to conduct trials in China with quicker enrollment and lower costs. In China, we conduct all of our trials under U.S. Good Clinical Practice, or GCP, guidelines but at lower cost than we would incur in the U.S. Also, by utilizing our Chinese subsidiary to execute on this global development strategy, we have been able to enroll our NSCLC and CIN clinical trials more quickly than anticipated. Each year China has approximately five million new cancer patients. Patients in China are generally more motivated to participate in clinical trials because insurance coverage is not as prevalent in China as it is in the West. Additionally, China’s cancer care is still highly centralized, primarily in the Beijing, Shanghai and Guangzhou areas and cancer patients from around the country travel to these areas for care. Thus, our trials may benefit from faster enrollment in China based on our work with treatment centers in these areas.

•
Seek expedited approval for Plinabulin in China for NSCLC and CIN based upon interim trend data and apply for approval in the U.S. and other countries once final data from our late stage clinical trials are completed. In October 2017, the Chinese government announced in a broad policy that the drug regulatory authority could consider conditional approval based on a trend of clinical patient benefit, rather than waiting for full clinical trial data for life-threatening diseases, with a focus on novel drugs that address unmet medical needs and orphan drugs. To implement such policy, the PRC Drug Administration Law, recently amended in 2019, formally adopted the conditional approval mechanism and provides that drugs (i) for treatment of severe and life threatening diseases that cannot be cured in an effective manner, or (ii) urgently in need to improve public health, may be approved conditionally, provided that indicators in clinical trials for these drugs show efficacy and potential clinical value. The aforementioned conditional approval mechanism was further adopted by the newly revised Provisions for Drug Registration, which were issued by the State Administration for Market Regulation on January 22, 2020 and will come into effect on July 1, 2020. We intend to utilize this new policy to attempt to accelerate the approval of Plinabulin in China. Pending positive interim results in our late stage clinical trials, we expect to submit two NDAs in China in 2020 for conditional approval of Plinabulin. We initiated the rolling submission of an NDA in China for CIN in the first quarter of 2020, and expect to submit an NDA for NSCLC in the second half of 2020. After finalization of our Phase 3 clinical trials for CIN and NSCLC, we intend to submit an NDA in the U.S. for each in the second half of 2020 and the first half of 2021, respectively, and in other countries for the same indications thereafter. We may also be able to benefit from fast-track regulatory status in China based on our potential ability to file as a Category 1 drug.

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

•
Partner with one or more national pharmaceutical companies or build our own sales force to commercialize Plinabulin ourselves in China and partner with one or more global pharmaceutical companies outside of China. With receipt of the 2017 Grant, Plinabulin has the potential to be included in the National Drug Priority Review List. According to the Outline of the Thirteenth Five-Year Plan of the National Economy and Social Development of the People’s Republic of China, the government encourages the research, development and production of new drugs, the new drugs with approval to be marketed shall enjoy priority to be included in the National Insurance System. We believe that, pending drug approval and successful pricing negotiations with the Chinese government, the 2017 Grant could assist with inclusion of Plinabulin in the National Insurance System, which would allow for faster access to patients and reimbursement. We plan to either partner with one or more national pharmaceutical companies or build our own commercial organization for marketing Plinabulin for advanced NSCLC and in CIN in Beijing, Shanghai and Guangzhou areas, which represent approximately 80% of China’s geographic cancer care market. We also plan to retain a contract sales organization for selling efforts in other markets in China. In the U.S. and for the rest of world, we intend to work with one or multiple potential global pharmaceutical partners for commercialization.

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

Plinabulin has shown a number of immuno-stimulatory effects in preclinical studies in addition to previously identified activities in destabilizing microtubule networks. Studies on its mechanism of action indicate that Plinabulin activates GEF-H1, a guanine nucleotide exchange factor. GEF-H1 activates downstream signal transduction pathways leading to dendritic cell maturation, T-cell activation and other effects that prevent neutropenia through the up-regulation of interleukin-6 in the tissue microenvironment. Other microtubule destabilizing agents, such as the CA4P class, or microtubule stabilizing agents, such as docetaxel, do not induce dendritic cell maturation or prevent neutropenia. The elucidation of this mechanism was a multi-year collaborative effort among BeyondSpring, University of Basel and Massachusetts General Hospital.

GEF-H1
Plinabulin[1]
GEF-H1 activation[2]
GEF-H1
Microtubules
RhoA
GDP
RhoA
GTP
Rho/ROCK
activation[1]
ROCK
Kill cancer
cells[4]
P
JNK2
JNK1
P
JNK
activation[2]
Dendritic cell
maturation[2,3]
Kill cancer
cells[2]
T cell
activation[2,3]
Tissue level
IL-6
activation[2]
Neutrophil
demargination[7]
Increase LSK cells;
Accelerate neutrophil
maturation[5]
Delay neutrophil
apoptosis[6]

Note: [1] La Sala et al., 2019 Chem. [2] Kashyap et al., 2019 Cell Reports. [3] Zhang et al., 2005 Mol Cell Biol. [4] Singh et al., 2011 Blood. [5] Suwa et al., 2000 Am J Physiol Heart Circ Physiol; Ghosh et al., 2018 ACR Annual Conference; Blayney et al., Society of Leukocyte Biology. [6] Asensi et al., 2004 Infection and Immunity.

Plinabulin’s differentiated tubulin binding and its effect in dendritic cell maturation and GEF-H1 release were published in two sub journals of Cell Press, Cell Reports and Chem, in September and November 2019, respectively.

In aggregate, as of the date of this annual report on Form 20-F, Plinabulin has been administered to over 600 patients with advanced cancer and thus far is generally well tolerated.  We believe the data from completed and ongoing clinical trials suggest there is a path forward for Plinabulin in the treatment of advanced NSCLC and in the prevention of and reduction in CIN.

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

While each of these therapies may provide significant benefit, they are also associated with specific limitations. Docetaxel, for example, leads to neutropenia in up to 40% of patients. Pemetrexed has limited survival benefit (0.4 months) compared to docetaxel. Ramucirumab, which is an antiangiogenic agent that prevents or slows the formation of new blood vessels, leads to a modest increase in overall survival (1.4 months) when used in combination with docetaxel. However, lung cancers are highly vascularized, and bevacizumab use in NSCLC is associated with a significant risk of fatal bleeding in the lung, and this combination has a high severe neutropenia rate at 49%. Finally, checkpoint inhibitors such as nivolumab have demonstrated remarkable activity in NSCLC but that activity is limited to less than 20% of patients. Thus, despite the availability of multiple drugs to treat NSCLC, we believe there is still a need for novel therapies in NSCLC.

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

For intent to treat population with no targeted patient selection, the trial did not meet the primary endpoint of a statistically significant improvement in overall survival for Plinabulin in combination with docetaxel compared to docetaxel monotherapy. However, we identified a subset of patients with measurable lung lesions in which the addition of Plinabulin to docetaxel may increase anti-tumor activity compared to docetaxel monotherapy. The overall survival of the subset of patients with measurable lung lesions is shown below in a plot referred to as a Kaplan-Meier plot. Each vertical drop in the curve represents the recorded death of one or more patients. If a patient withdraws from the trial, is lost to follow up, or survives beyond the end of the trial, that patient is “censored” and denoted by a vertical line on the curve at the time of the last reliable assessment of that patient. All patients in either trial either died or were censored. In this subset analysis, patients in the Plinabulin plus docetaxel arm had a median overall survival of 11.3 months, while those treated with docetaxel alone had a median overall survival of 6.7 months. Additionally, the Plinabulin plus docetaxel cohort had an objective response rate of 18.4% compared to 10.5% for the docetaxel monotherapy arm. This subset included only 38 patients from each arm and did not reach statistical significance on the overall survival (p=0.29). We believe that this was due to the small number of patients in each arm. Additionally, the data showed that patients in the Plinabulin plus docetaxel arm had an overall survival period of between 6.7 and 15.1 months, while those treated with docetaxel alone had an overall survival period of between 6.0 and 9.8 months. This data had a 95% confidence level, or CL, meaning that if the same patient population were to be sampled numerous times, the overall survival period of each sample would fall within these suggested ranges approximately 95% of the time. The patients who received Plinabulin plus docetaxel also had a duration of response, the time of initial response until documented tumor progression, of 12.7 months compared to only one month for the patients who received docetaxel monotherapy (p=0.049).

Kaplan-Meier Plot
+ Censored
D
DN 30 mg
Survival Probability
1.0
0.8
0.6
0.4
0.2
0.0
Logrank p=0.2933
0
5
10
15
20
25
Months

	Subjects	Event	Censored	Median Survival	95% CL
D	38	31(82%)	7(18%)	6.733	(6, 9.833)
DN 30 mg	38	30(79%)	8(21%)	11.25	(6.733, 15.07)

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

Study 103 is enrolling advanced or metastatic NSCLC patients that have failed at least one previous platinum-based chemotherapy and have measurable lesions. The primary endpoint of the trial is overall survival of patients given Plinabulin in combination with docetaxel compared to patients given docetaxel alone. Secondary endpoints will be the frequency and severity of neutropenia, duration of response, quality of life, response rate and progression-free survival. Patients for this trial were chosen based on our current understanding of Plinabulin’s mechanism of action. Enrollment includes patients with advanced NSCLC who have measurable lung lesions and will not include patients with EGFR mutations because the patient population without these mutations has a greater unmet medical need and accounts for approximately 70% to 85% of all second line and third line lung cancer patient populations. We have also enrolled patients who failed treatment with immuno-oncology drugs PD-1 and PD-L1. The trial is expected to enroll approximately 554 patients, approximately 85% of whom will be recruited at sites in China and 15% at sites in the U.S. and Australia. The trial is single blinded and is being randomized 1:1 with one arm receiving 30 mg/m2 of Plinabulin on day one and day eight and 75 mg/m2 of docetaxel at day one of a 21-day cycle and the other receiving 75 mg/m2 docetaxel on day one of a 21-day cycle.

As of the date of this annual report on Form 20-F, we have currently enrolled over 500 patients. We reached the first pre-specified interim analysis at a death event of approximately 146 patients from this trial in the first quarter of 2019 and the DSMB recommended the trial to continue without sample size readjustment. We reached the second pre-specified interim analysis at a death event of approximately 293 patients in the first quarter of 2020 and are currently in the process of analyzing the data.  If p-value for the median overall survival at the second interim analysis is less or equal to 0.012, the trial may stop early with the consent of the DSMB and the FDA. If p-value for the median overall survival at the second interim analysis is greater than 0.012, the study will continue and final results of the trial at a death event of 439 patients are expected to be available in the second half of 2020. If p-value for median overall survival for the final results is less than or equal to 0.046, the study can be claimed successful.

If Plinabulin in combination with docetaxel is approved as a treatment for advanced NSCLC, we believe it has the potential to be included in the NCCN guidelines as a treatment for advanced NSCLC.

Based upon our preliminary discussions with Chinese regulatory authorities, we believe Study 103 meets the criteria for conditional approval of a novel drug for a life-threatening disease based upon trend data and that the efficacy data at the first interim analysis is sufficient to demonstrate the requirements for such a trend. Therefore, we expect to submit an NDA in China for NSCLC in the second half of 2020. We anticipate admission to the conditional approval program could significantly reduce the time for NDA approval given the severe unmet clinical needs in NSCLC. We intend to submit an NDA in the U.S. for NSCLC in the first half of 2021.

Plinabulin for Prevention of CIN

CIN overview

Neutropenia is an abnormally low blood concentration of neutrophils, a type of white blood cell, which may result from an abnormal rate of destruction or a low rate of synthesis of white blood cells in bone marrow. Neutropenia is graded according to its severity, which generally depends on neutrophil count. An absolute neutrophil count below 500 cells/mm3 (0.5 x 10^9/L) is categorized as grade 4 neutropenia and a neutrophil count between 500 and 1,000 cells/mm3 (0.5-1.0 x 10^9/L) is categorized as grade 3 neutropenia. Patients with low neutrophil counts are more susceptible to bacterial infections, which are a significant cause of morbidity and mortality in cancer patients. According to the Centers for Cancer Prevention and Control, more than 60,000 patients are hospitalized each year in the U.S. for neutropenia associated with fever, which represents a growth opportunity for products that can deliver improved outcomes in the CIN space. The mortality rate of these patients is between 9% and 18%.

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

While the global neutropenia treatment in 2018 reached over $11 billion, due to the risk/benefit ratio, G-CSF-based drugs are restricted to treat high-risk chemotherapy patients, which represent approximately 32% of all patients treated with chemotherapy. According to the product label, G-CSF cannot be administered until at least 24 hours after chemotherapy because neutrophils generated in response to G-CSF stimulation are susceptible to destruction by circulating chemotherapy. This protocol is based on the observation in multiple clinical trials that patients who receive pegfilgrastim on the same day as chemotherapy had neutropenia that lasted longer and was more severe than those who received it 24 hours later. By contrast, Plinabulin, which we believe primarily enhances the survival of existing neutrophils rather than stimulating the production of new neutrophils, can be administered 30 minutes to one hour following chemotherapy.

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

Certain Events	Plinabulin + Docetaxel (n=90)	Docetaxel (n=73)
Grade 3 and 4 Neutropenia	7%(p=0.002)	26%
Use of G-CSF	10%	30%
Sepsis	0%	3.6%
Severe infections	0%	3.6%
Docetaxel dose reduction due to toxicity	6.7%	19.2%

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

In the Phase 2 portion of Study 105, patients treated with Plinabulin dosed 30 minutes after docetaxel for the prevention of docetaxel CIN had comparable neutrophil counts and comparable neutropenia reduction and reported less bone pain, which was clinically meaningful, compared to patients treated with Neulasta 24 hours after docetaxel, with an overall product profile that we believe could address the limitations of the current standard of care. These results established the recommended dose of 40 mg (equivalent to 20 mg/m2) for the Phase 3 portion of the trial based on a clear dose response in grade 4 neutropenia incidence and the DSN as indicated in the table below.

% of incidence of neutropenia in cycle 1 after docetaxel for NSCLC
Neulasta 6mg (n=14)
Plinabulin 20mg/m2 (n=14)
Plinabulin 10mg/m2 (n=13)
Plinabulin 5mg/m2 (n=14)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of patients
1
2
3
4
Grade

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

The Phase 3 portion of Study 105 is a randomized double blinded trial, in which we plan to enroll 150 patients with advanced NSCLC, breast cancer or prostate cancer and had one or more additional risk factors (NCCN Guidelines) placing them in the high risk category (>20%) for developing CIN. In this Phase 3 portion of the trial, patients were randomized 1:1 and receive on day one of a 21-day chemotherapy cycle a 75 mg/m2 dose of docetaxel in combination with either 40 mg (equivalent to 20 mg/m2) Plinabulin or Neulasta.

The primary endpoint of the Phase 3 portion of Study 105 is non-inferiority compared to Neulasta in the DSN in the first cycle of chemotherapy. Secondary and exploratory endpoints include:

•	the incidence of CIN in subsequent cycles;

•	the incidence of severe neutropenia associated with fever and infections;

•	the incidence and duration of hospitalization due to neutropenia associated with fever;

•	the incidence of antibiotic use;

•	the incidence, occurrence and severity of bone pain;

•	the maximum decrease of platelet count in the first cycle of chemotherapy from baseline; and

•	the proportion of patients with NLR>5 after Day 7 through Day 15 in the first cycle of chemotherapy.

The trial had a pre-specified non-inferiority margin of 0.65 days (either higher or lower), as agreed upon with the FDA, for DSN to show non-inferiority in neutropenia prevention for Plinabulin versus Neulasta.

In December 2018, we announced that the Phase 3 portion of Study 105 has met its primary endpoint of non-inferiority versus Neulasta for the DSN of the first cycle, with statistical significance in a pre-specified interim analysis at 105-patient enrollment. This conclusion was confirmed at the DSMB meeting, chaired by Dr. Crawford, founding member and former Chairman of NCCN Guidelines for Neutropenia Management in the U.S. Final data readout of Phase 3 portion of Study 105 is expected to be available in the second half of 2020.

In addition, Plinabulin mobilizes CD34+ progenitor cells into the peripheral blood through a MOA different than G-CSF or Plerixafor, potentially presenting a new option for hematopoietic cell transplantation (HCT). We evaluated CD34+ cell counts in the blood by measuring CD34+ levels pre-dose and at multiple time points through Day 8 of treatment with docetaxel, both with and without Plinabulin. CD34+ measurements were obtained in at least nine patients on both Day 0 and Day 8 for each Plinabulin dose. Patients treated with Plinabulin had statistically significant increases in CD34+ levels at Day 8 in a dose-dependent manner (p<0.0004).

Study 106

Study 106 is a Phase 2/3 trial in approximately 300 patients of Plinabulin in combination with a myelosuppressive chemotherapeutic regimen composed of three agents, TAC, in patients with solid breast tumors. The design of this trial is substantially similar to Study 105. However, this trial also compares Plinabulin in combination with 6 mg Neulasta (the Plinabulin/Neulasta Combo) to measure superiority in efficacy as compared to Neulasta monotherapy.

In the Phase 2 portion of Study 106, 115 patients were dosed on Neulasta on day 2, and Plinabulin on day 1, 30 minutes after TAC in the following regiments: (1) Neulasta at 6 mg (n=22); (2) Plinabulin at 10 mg/m2 (n=15), 20 mg/m2 (n=15) and 30 mg/m2 (n=12); (3) Plinabulin at 20 mg/m2 + Neulasta at 6 mg (n=16) (the Plinabulin/Neulasta Combo), Plinabulin at 20 mg/m2 + Neulasta at 3 mg (n=21) and Plinabulin at 20 mg/m2 +  Neulasta at 1.5 mg (n=14).  The primary endpoint of this trial is DSN in the first cycle of chemotherapy.

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

The following charts show that the Plinabulin/Neulasta Combo has positive efficacy data in the prevention of CIN:

% of the prevention of grade 3/4 neutropenia in cycle 1 after TAC for breast cancer

% of the prevention of grade 3/4 neutropenia
p = 0.03
18%
50%
Neulasta
6mg
(n=22)
Plinabulin 20mg/m2 +
Neulasta 6mg
(n=16)

Duration of grade 3/4 neutropenia in cycle 1 after TAC for breast cancer (days)

Duration of grade 3/4 neutropenia
Reduction of 34%
1.3
0.9
Neulasta
6mg
(n=22)
Plinabulin 20mg/m2 +
Neulasta 6mg
(n=16)

Based on top line Phase 2 data from Study 106, the Plinabulin/Neulasta Combo was shown to lead to clinically meaningful reduction of the duration of grade 3 and 4 neutropenia, a statistically significant increase  in the percentage of patients with no severe neutropenia (grade 3 and 4 neutropenia) in the first cycle of chemotherapy, a statistically significant reduction of bone pain, and less immune suppression compared with Neulasta monotherapy. Fifty percent of patients treated with the Plinabulin/Neulasta Combo had no severe neutropenia in the first cycle of chemotherapy, versus 18% of patients treated with Neulasta (p=0.03). The duration of grade 3 and 4 neutropenia was only 0.94 days for patients treated with the Plinabulin/Neulasta Combo versus 1.38 days for patients treated with Neulasta.

The Plinabulin/Neulasta Combo also demonstrated positive safety data in the prevention of CIN. Only 6% of patients treated with the Plinabulin/Neulasta Combo experienced at least one day of bone pain versus 95% of patients treated with Neulasta (p<0.0001). No patients treated with the Plinabulin/Neulasta Combo experienced at least three days of bone pain, versus 36% of patients treated with Neulasta (p<0.01). Additionally, the Plinabulin/ Neulasta Combo presented good tolerability and no cardio-safety issues. Moreover, only 31% of patients treated with the Plinabulin/Neulasta Combo experienced neutrophil overshoot, versus 52% of patients treated with Neulasta.

Combining Plinabulin with Neulasta reverses the immune-suppressive profile of Neulasta by lowering the percentage of patients with a neutrophil-to-lymphocyte ratio (NLR) of less than 5 (p<0.007) or with a lymphocyte-to-monocyte ratio (LMR) of greater than 3.2 (p<0.07) versus Neulasta alone.

In February 2020, we presented at the 2020 ASCO-SITC Clinical Immuno-Oncology Symposium that Plinabulin can activate the body’s innate immune response by increasing plasma levels of both neutrophil count and the immune-modulatory protein haptoglobin.

In October 2019, we enrolled the first patient in the Phase 3 portion of Study 106. The Phase 3 portion of Study 106 is a randomized double blinded trial, in which we expect to enroll 222 patients with first line breast cancer. Patients will be dosed on Neulasta on day 2, and Plinabulin on day 1, 30 minutes after TAC in the following regiments: (i) Neulasta at 6 mg and (ii) Plinabulin at 40 mg (equivalent to 20 mg/m2) + Neulasta at 6 mg. The primary endpoint of the Phase 3 portion of Study 106 is the rate of prevention of grade 4 neutropenia in the first cycle of chemotherapy, which correlates with high rates of infection, bacteremia, infection, fever and mortality. A pre-specified interim analysis is expected in the second quarter of 2020.

We plan to file NDAs in both the U.S. and China for a broad indication of all chemotherapies induced neutropenia in all cancer types. In this broad product label, Plinabulin is used in the intermediate risk chemotherapy and Plinabulin in combination with a G-CSF is used in the high risk chemotherapy.

Based upon our discussions with the NMPA, we believe Plinabulin for the treatment of CIN meets the criteria for accelerated approval of a novel drug for a life-threatening disease. We believe the Study 106 Phase 2 top line efficacy data and Study 105 Phase 3 interim efficacy data are sufficient to demonstrate the requirements for clinical efficacy trend data required by the NMPA, and therefore we initiated the rolling submission of an NDA in China for CIN in the first quarter of 2020. We anticipate filing an NDA for Plinabulin for the treatment of CIN in the U.S. in the second half of 2020.

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

•
In October 2018, we announced the opening of an investigator-initiated Phase 1 clinical trial with a triple combination therapy, consisting of Plinabulin, nivolumab, and ipilimumab, for the treatment of SCLC. The trial, conducted through the Big Ten Cancer Research Consortium, is currently enrolling subjects at Rutgers Cancer Institute of New Jersey and other clinical centers in the U.S. The trial is expected to enroll approximately 15 patients in the Phase 1 portion of this Phase 1/2 combined study, and an additional 40 patients in the Phase 2 portion. This study will investigate whether the addition of Plinabulin results in a reduction of immune-related side effects of PD-1 and CTLA-4 antibodies and provides efficacy synergy.

•
In July 2018, we entered into an SRA with MD Anderson to evaluate the benefits of adding Plinabulin to radiation therapy plus immune checkpoint antibodies. The study has demonstrated that the triple combination approach (Plinabulin + radiation + PD-1 antibody) has dramatic benefits in tumor reduction, increasing tumor dendritic cell maturation, and increasing tumor T-cell infiltration. We plan to file an IND for the treatment of patients after progression on PD-1 or PD-L1 antibody therapies in various cancer types and expect to dose the first patient in a Phase 1/2 trial in the second half of 2020. Given the high incidence of progression on PD-1/PD-L1 antibody therapies in the majority of cancers, we believe this novel triple combination approach will restore or enable the immune targeting of cancer in patients that have progressed on checkpoint-targeted therapy.

Other programs

In addition to exploring Plinabulin’s therapeutic potential in combination with immuno-oncology agents, we have a pipeline of preclinical immuno-oncology product candidates and have utilized our research collaborators to advance these programs.

BPI-002 program

Our BPI-002 program is based on an oral small molecule agent that increases T-cell co-stimulation. Due to its short PK half-life, it has the potential of managing immune-related AEs (IR-AEs) better than biological long half-life agents like CTLA-4 inhibitors in combination with PD-1/PD-L1 inhibitors. In preclinical cancer models, BPI-002 has significant anti-cancer effects as a monotherapy and in combination with checkpoint inhibitors. IND enabling studies and efforts related to manufacturing and safety testing have been initiated.

BPI-003 program

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

Ubiquitination drug development platform

We are also investigating an alternative approach to cancer treatment in which disease-causing proteins are marked for early degradation. This approach uses a protein called a ubiquitin E3 ligase to target and promote the destruction of disease-causing proteins. To trigger degradation, the target protein is labeled with poly-ubiquitin by a specific ubiquitin ligase enzyme. Poly-ubiquitin acts as an indicating tag to cellular proteasome machinery that the target protein should be destroyed. One approach to tagging the target protein is using a “molecular glue” to bind the ubiquitin ligase to the target protein.

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

% inhibition of tumor volume
Control
Plinabulin
110
100
90
80
70
60
50
40
30
20
10
0
Survival (%)
0
10
20
30
40
50
60
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

CIN

Dr. Douglas Blayney of Stanford University, founding member of NCCN and contributor to the NCCN guidelines for neutropenia management, is our principal investigator for both Study 105 and Study 106. Dr. Blayney is the former president of ASCO and a former member of the FDA’s Oncologic Drugs Advisory Committee.

Dr. Jeffrey Crawford is DSMB Chairman for Study 105 and Study 106. He is the founding member and former Chairman of NCCN Guidelines for Neutropenia Management in the U.S. and the lead investigator of the U.S. multicenter, randomized trial of Filgrastim (G-CSF, Neupogen), leading to FDA approval. Dr. Crawford is Professor of Medicine at Duke University.

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

As of March 31, 2020, we owned or co-owned 81 patents, in 36 jurisdictions, including 20 issued U.S. patents. We also owned ten pending U.S. non-provisional patent applications as well as corresponding patent applications pending in other jurisdictions and three pending U.S. provisional patent applications. In addition, we owned five pending international patent applications related to Plinabulin and Plinabulin analogs filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to the use of Plinabulin in the treatment of thrombocytopenia, use of Plinabulin in combination with G-CSF therapy, use of Plinabulin for treating EGFR mutant tumors, use of Plinabulin for simulating immune response, and the therapeutic use of certain tubulin binding compounds.

Our patent portfolio as of March 31, 2020 included sixteen issued U.S. patents directed to Plinabulin and Plinabulin analogs, their synthesis and their use in the treatment of various disorders. In particular, we owned twelve issued U.S. patents directed to the Plinabulin composition of matter, methods of synthesizing Plinabulin, polymorphic forms of Plinabulin, and methods of treating various disorders with Plinabulin including doceltaxel-induced neutropenia, various cancers such as lung cancer, NSCLC, breast cancer, skin cancer, prostate cancer, myeloma, RAS mutant tumors, and brain tumors, and fungal infections, and methods of using Plinabulin for inhibiting cell proliferation, promotion of microtubule depolymerization, and inducement of vascular collapse in a tumor. These U.S. patents were scheduled to expire between 2021 and 2036, excluding any potential patent term restorations. The patent portfolio also contained counterpart patents granted in 35 foreign jurisdictions including Japan, South Korea, China, Europe and other countries.

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

There are a number of large pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drugs for the treatment of cancer for which we are developing our product candidates. For treatment of second and third line NSCLC with EGFR wild type, only PD-1, pemetrexed, ramucirumab + docetaxel and docetaxel are approved.  Bristol-Myers Squibb Company and Merck & Co., Inc. currently market and sell Opdivo (nivolumab) and Keytruda (pembrolizumab), respectively, both of which are PD-1 inhibitors. Eli Lilly and Company currently markets and sells Cyramza (ramucirumab). Moreover, a number of additional drugs are currently in ongoing Phase 3 clinical trials as second and third line treatments of NSCLC, and may become competitors if and when they receive regulatory approval.

Neutropenia can be prevented or treated by G-CSF, a protein that promotes the survival, proliferation and differentiation of neutrophils. Recombinant G-CSF therapies, such as filgrastim (Neupogen), a short-acting drug, and pegfilgrastim (Neulasta), a long-acting drug, are commonly used to prevent and treat CIN. The major manufacturer of these competing therapies is Amgen. Other approved long-acting G-CSFs include Coherus’ Udenyca, Mylan’s Fulphila and Sandoz’s Ziextenzo, all of which are Neulasta’s biosimilars.

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

We are conducting our current clinical trials under two INDs. Our investigators in connection with investigator-led clinical trials are being conducted under separate INDs

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent in writing before their participation in any clinical trial. Further, an IRB representing each institution participating in a clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB is responsible for protecting the rights of clinical trial subjects and considers, among other things, whether the risks to individuals participating in the clinical trial are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Each new clinical protocol and any amendments to the protocol must be submitted for FDA review, and to the IRBs for approval.

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

U.S. Review and Approval Processes

The results of product development, nonclinical studies and clinical trials, together with other detailed information regarding the manufacturing process, analytical tests conducted on the product, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA requesting approval to market the new drug. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing an NDA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. The NDA review fee alone can currently exceed $2.9 million, and is likely to increase over time. The user fee requirement is subject to certain limited deferrals, waivers and reductions.

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

The Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act or the civil monetary penalties statute. These and similar laws may be subject to further amendment or reinterpretation, and implementing regulations may be revised or reinterpreted, in ways that may significantly affect our business.  For example, in October 2019 U.S. Department of Health and Human Services issued a proposed rule that would make changes to the federal Anti-Kickback Statute. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Although we would not submit claims directly to payors, manufacturers can be held liable under the federal False Claims Act and other healthcare laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, will be subject to scrutiny under the False Claims Act. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties, and the potential for exclusion from participation in federal healthcare programs. The applicable civil penalties are subject to an annual increase based on inflation; effective January 15, 2020, the penalties are between $11,665 and $23,331 for each separate false claim. In addition, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. Further, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

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

The Affordable Care Act has been subject to challenges and numerous ongoing efforts to repeal or amend the Act in whole or in part. Since the November 2016 U.S. election, President Trump and the U.S. Congress have made numerous efforts to repeal or amend the Affordable Care Act in whole or in part.  For example, the Tax Cuts and Jobs Act, which President Trump signed into law in December 2017, repealed the Affordable Care Act’s individual health insurance mandate, which is considered a key component of the Affordable Care Act.  In addition, in December 2018, the U.S. District Court for the Northern District of Texas ruled (i) that the individual mandate was unconstitutional as a result of the associated tax penalty being repealed by Congress as part of the Tax Act; and (ii) the individual mandate is not severable from the rest of the Affordable Care Act, as a result the entire Affordable Care Act is invalid. In December 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the lower court decision, which was then appealed to the U.S. Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision will be forthcoming until the next Supreme Court term in late 2020 or early 2021. Thus, the full impact of the Affordable Care Act, or any law replacing elements of it, on our business remains unclear. These and other laws may result in additional reductions in healthcare funding, which could have a material adverse effect on customers for our product candidates, if we gain approval for any of them. Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our product candidates if we gain approval for any of them.

Chinese Regulation

In China, we operate in an increasingly complex legal and regulatory environment. We are subject to a variety of Chinese laws, rules and regulations affecting many aspects of our business. This section summarizes the principal Chinese laws, rules and regulations relevant to our business and operations.

General Regulations on China Food and Drug Administration

In China, the NMPA monitors and supervises the administration of pharmaceutical products, as well as medical devices and equipment. The NMPA’s primary responsibility includes evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicines; approving and issuing permits for the manufacture, export and import of pharmaceutical products and medical appliances; approving the establishment of enterprises for pharmaceutical manufacture and distribution; formulating administrative rules and policies concerning the supervision and administration of cosmetics, pharmaceuticals and medical equipment; and handling significant accidents involving these products. The local provincial drug administrative authorities are responsible for supervision and administration of drugs within their respective administrative regions.

The PRC Drug Administration Law, promulgated by the Standing Committee of the National People’s Congress in 1984, as amended in 2001, 2013, 2015 and 2019, respectively, and the Implementing Measures of the PRC Drug Administration Law promulgated by the State Council in 2002, as amended in 2016 and 2019, respectively, set forth the legal framework for the administration of pharmaceutical products, including the research, development and manufacturing of drugs.

The PRC Drug Administration Law was revised in February 2001, December 2013, April 2015 and August 2019. The purpose of the revisions was to strengthen the supervision and administration of pharmaceutical products and to ensure the quality and safety of those products for human use. The revised PRC Drug Administration Law applies to the development, production, trade, application, supervision and administration activities of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical preparations of medical institutions and for the development, research, manufacturing, distribution, packaging, pricing and advertisement of pharmaceutical products. The most recently revised PRC Drug Administration Law incorporates the drug marketing authorization holder system, reiterates that several kinds of drugs may be approved conditionally or enjoy priority to the drug marketing examination and approval procedures, applies a so-called implied license system for clinical trial approval and cancels several certification requirements. The revised Implementing Measures of the PRC Drug Administration Law, promulgated by the State Council, took effect in September 2002, as amended in 2016 and 2019, respectively, providing detailed implementing regulations for the revised PRC Drug Administration Law.

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

Approval for Clinical Trials and Production of New Drugs

According to the Provisions for Drug Registration promulgated by the CFDA in 2007, Drug Administration Law promulgated and amended by the Standing Committee of the National People’s Congress in 2019, Circular on Regulations for Special Approval on New Drug Registration issued by the CFDA in 2009, and Circular on Information Publish Platform for Pharmaceutical Clinical Trials issued by the CFDA in 2013, we must comply with the following procedures and obtain several approvals for clinical trials and production of new drugs.

The Provisions for Drug Registration were recently revised by the State Administration for Market Regulation on January 22, 2020 and will replace the Provisions for Drug Registration (promulgated by the CFDA in 2007) upon their effective date on July 1, 2020.

Clinical Trial Application

Upon completion of its nonclinical research, a research institution must apply for approval of a clinical trial application before conducting clinical trials.

On July 24, 2018, the NMPA issued the Announcement on Adjusting the Approval Process for Drug Clinical Trials, which provides that clinical trials shall be deemed to have been approved if the application is filed with the CDE and there is no negative or questionable comment received from the CDE 60 working days from the date that the application is accepted and the application fee is paid.

On December 1, 2019, the newly revised PRC Drug Administration Law came into effect, which adopted the above-mentioned implied license system into state legislative level. It provides that the medical products administrative department under the State Council shall, within 60 working days from the date of acceptance of the application for clinical trial, decide whether to approve the application and notify the clinical trial applicant of the decision; if it fails to notify the clinical trial applicant within the aforesaid time limit, it shall be deemed that the application is approved.

On January 22, 2020, the newly revised Provisions for Drug Registration were issued by the State Administration for Market Regulation, which will come into effect on July 1, 2020. The provisions provide that the CDE shall decide whether to approve an application for clinical trial within 60 working days upon acceptance. If the applicant is not notified within such time limit, it shall be deemed that the application is approved.

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

The Special Examination and Approval Provisions provide that the applicant may file for special examination and approval at the stage of clinical trial application if the drug candidate falls within item (1) or (2) above. The provisions provide that for product candidates that fall within items (3) or (4) above, the application for special examination and approval must be made when filing for production.

We believe that our current product candidates fall within items (2) and (3) above. Therefore, we may file an application for special examination and approval at the clinical trial application stage, which may enable us to pursue a more expedited path to approval in China and bring therapies to patients more quickly.

The Advantages of Category 1 New Drugs over Category 5 Drugs

Prior to the enactment of Reform Plan for Registration Category of Chemical Medicine, Category 3 drugs are drugs which have already been marketed abroad by multinational companies, but are not yet approved in China, and Category 3 drugs now are reclassified as Category 5 according to the Reform Plan for Registration Category of Chemical Medicine issued by CFDA in March 2016. Compared with the application for Category 5 drugs, the application for Category 1 domestic new drugs has a more straight-forward registration pathway. According to Provisions for Drug Registration and the Announcement on the Administrative Measures for the Communication of Drug Development and Technical Review issued by NMPA on September 30, 2018, where a special examination and approval treatment is granted, the application for clinical trial and manufacturing will be handled with priority and with enhanced communication with the CDE, which will establish a working mechanism for communicating with the applicants. If it becomes necessary to communicate key technologies or other issues not covered in the existing guidelines for drug research, development and evaluation in the process of drug research, development and application, the applicant may file an application for communication. When an application for communication is approved, the CDE will arrange the communication with the applicant within 30 days, 60 days or 75 days from the application for communication depending on the specific communication topic.

In comparison, according to Provisions for Drug Registration promulgated by the CFDA in 2007, the registration pathway for Category 5 drugs is complicated and evolving. Category 5 drug applications may only be submitted after a company obtains an NDA approval and receives the CPP granted by a major regulatory authority, such as the FDA or the EMA. Multinational companies may need to apply for conducting multi-regional clinical trials, which means that companies do not have the flexibility to design the clinical trials to fit the Chinese patients and standard-of-care. Category 5 product candidates may not qualify to benefit from fast track review with priority at the clinical trial application stage. Moreover, a requirement to further conduct local clinical trials can potentially delay market access by several years from its international NDA approval. Further, according to Opinions on Reforming the Review and Approval Process for Pharmaceutical Products and Medical Devices issued by the State Council in August 2015, which is a guideline for future legislation and NMPA examination, the drugs which have already been marketed abroad may no longer be categorized as new drugs under Chinese law in the future, and therefore may not be able to enjoy any preferential treatment for new drugs. In order to implement this guideline, in March 2016, the CFDA issued the Reform Plan for Registration Category of Chemical Medicine, which changed the registration category of chemical medicine stipulated in Provisions for Drug Registration. According to the Interpretation of Reform Plan for Registration Category of Chemical Medicine issued by CFDA, a new drug refers to a drug that has never been marketed in China or abroad.

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

In May 2016, the General Office of the State Council issued Circular on the Pilot Program for the Drug Marketing Authorization Holder System, or Circular 41, which signals that the drug marketing authorization holder system is finally put into implementation. Circular 41 allows institutions of drugs research and development and research specialist staff in Beijing, Tianjin, Hebei, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong and Sichuan, to act as the applicant of drugs registration and to submit applications for drug clinical trials and drug marketing. For those drugs newly registered after the effective date of Circular 41, applicants are allowed to submit applications for becoming a drug marketing authorization holder at the same time as they submit applications for drug clinical trials or drug marketing. In July 2016, the CFDA issued Circular on Conducting Works Regarding the Pilot Program for the Drug Marketing Authorization Holder System, which provides further details on the application procedures stipulated in Circular 41. In August 2017, the CFDA issued the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug Marketing Authorization Holder System. This notice is issued, among other things, to advance implementation of a system pilot program for holders of drug marketing authorization, to delineate the rights and obligations of such holders, to enhance the quality control system for the drug manufacturing process and to improve the responsibility system over drug manufacturing and marketing supply chains. In October 2018, the Standing Committee of the National People’s Congress issued the Decisions on Extending the Period of the Pilot Program from the Drug Marketing Authorization Holder System in Several Regions, which extended the expiration date of the pilot program from November 4, 2018 to November 4, 2019.

On May 23, 2019, the General Office of the State Council issued the Key Tasks for Deepening the Reform of the Medical and Healthcare System in 2019, which requires relevant government authorities, including the NMPA, to further enhance the prevention and treatment of cancer and to speed up the approval process of the drug registration applications for anti-cancer drugs.

On December 1, 2019, the newly revised PRC Drug Administration Law came into effect, which formally adopts and signals the nationwide implementation of the drug marketing authorization holder system. In accordance with the PRC Drug Administration Law, an enterprise or a drug research and development institution is permitted to act as the marketing authorization holder and to engage pharmaceutical manufacturers to produce drug products. Moreover, it provides that the drug marketing authorization holder shall establish a drug quality assurance system and shall be responsible for the non-clinical research, the clinical trials, the drug production and operation, the post-marketing research and the adverse reaction monitoring of the drugs.

Furthermore, the PRC Drug Administration Law provides that priority in the drug registration approval process shall be given to drugs in short clinical supply and new drugs developed for the prevention and treatment of major infectious diseases, orphan diseases and other diseases.

On January 22, 2020, the revised Provisions for Drug Registration were issued by the State Administration for Market Regulation, which will come into effect on July 1, 2020. Pursuant to the revised Provisions for Drug Registration, the following drugs with significant clinical value may enjoy a priority procedure for drug marketing authorization: (1) urgently needed clinical drugs and innovative drugs and improved new drugs developed for prevention and treatment of major infectious and orphan diseases; (2) new varieties, dosage forms and specifications of children’s medicines that conform to the physiological characteristics of children; (3) urgently needed vaccines and innovative vaccines for disease prevention and control; (4) pharmaceuticals incorporated into breakthrough therapeutic drug procedures; (5) drugs meeting the requirements of conditional approvals; and (6) other drugs as further specified by the NMPA. The drug registration applicant may submit an application for priority evaluation and approval for their drug applications simultaneously with filing the drug marketing application upon confirmation with the CDE beforehand. The drug marketing review time limit is stipulated as 130 working days for the drug applications, which enjoy a priority procedure for drug marketing authorization.

To ensure a smooth transition from the currently effective Provisions for Drug Registration to the newly revised Provisions for Drug Registration, the NMPA issued an Announcement on the Implementation of the Provisions for Drug Registration on March 30, 2020, which provides that for drug registration applications accepted during the transition period from the issuance date of the newly revised Provisions for Drug Registration to the effective date thereof, the priority procedure for drug marketing authorization shall be granted in accordance with the scope specified in the newly revised Provisions for Drug Registration and the formalities set forth in the Opinions on Encouraging the Prioritized Evaluation and Approval for Drug Innovations issued on December 21, 2017 by the CFDA.

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

•
for drugs or medical devices that are (i) for treatment of severe and life threatening diseases that cannot be cured in an effective manner, or (ii) urgently in need to improve public health, if early and mid-term indicators in clinical trials for the aforementioned drugs or medical devices show efficacy and potential clinical value, the marketing of these drugs and medical devices may be approved conditionally, and companies who desire to market such drugs or medical devices shall develop risk control plans for conducting research according to applicable requirements;

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

In December 2017, the CFDA issued an exposure draft for public comment of the Technical Guidance for Conditional Approval of Drugs with Unmet Medical Needs, which was further amended and was renamed the Technical Guideline for Conditional Approval of Drugs with Unmet Medical Needs and republished by the CDE for further public comment in November 2019. This newly published guidance draft, which has not yet come into effect, stipulates the standard of unmet medical needs and requires applicants to submit post-marketing clinical research plans, the anticipated completion date thereof and the post-marketing risk control plans when applying for marketing approval. Failure to comply with the post-marketing clinical research plans without a justified reason or failure of the clinical research to prove that the benefits outweigh the risks may result in withdrawal of conditional marketing approval.

On December 1, 2019, the newly revised PRC Drug Administration Law came into effect, which reiterates that drugs (i) for treatment of severe and life threatening diseases that cannot be cured in an effective manner or (ii) urgently in need to improve public health, may be approved conditionally, provided that indicators in clinical trials for these drugs show efficacy and potential clinical value. With regard to a drug that has been approved conditionally, the market authorization holder of the drug shall take corresponding risk management measures and complete the relevant research as required within the prescribed time limit. If the research fails to be completed as required within the prescribed time limit or fails to prove that the benefits outweigh the risks, then, at the worst, the drug marketing license may be revoked.

On January 22, 2020, the revised Provisions for Drug Registration were issued by the State Administration for Market Regulation, which will come into effect on July 1, 2020. Such revised Provisions of Drug Registration adopt the aforesaid conditional approval mechanism and further provide that, in addition to the aforementioned two categories of drugs, vaccines urgently needed in response to major public health emergencies or other vaccines urgently needed as determined by the National Health Commission of the PRC, of which the benefits outweigh the risks upon assessment, may also be approved conditionally. After a drug has been approved conditionally, the market authorization holder shall take corresponding risk management measures, complete the clinical trial and other relevant studies as required within the prescribed time limit, and declare the drug in the form of a supplementary application.

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

Drug Clinical Practice Certification

To improve the quality of clinical trial, the CFDA promulgated the Administration of Quality of Drug Clinical Practice in August 2003, which was further revised by the NMPA and the National Health Commission of the PRC, formerly known as the Ministry of Health or the National Health and Family Planning Commission, on April 23, 2020. The revised Administration of Quality of Drug Clinical Practice will come into effect on July 1, 2020.

In February 2004, the CFDA issued the Circular on Measures for Certification of Drug Clinical Practice (trial), providing that the NMPA is responsible for certification of clinical trial institutions, and that the National Health Commission of the PRC is responsible for relevant things in respect of certification of clinical trial institutions within its duties. Under the Circular on Measures for Certification of Drug Clinical Practice (trial), the NMPA and the National Health Commission of the PRC decide whether an institution is qualified for undertaking pharmaceutical clinical trial upon the evaluation of the institution’s organizational administration, its research personnel, its equipment and facilities, its management system and its standard operational rules. If all requirements are met, a GCP Certification will be issued by the NMPA and the result will be published on the NMPA’s website.

On December 1, 2019, the newly revised PRC Drug Administration Law came into effect, which provides that instead of the aforesaid certification, the drug clinical trial institutions are now subject to a record-filing system. In accordance therewith, the NMPA and the National Health Commission of the PRC jointly issued the Announcement on the Release of Regulations for Drug Clinical Trial Institutions on November 29, 2019, which changes the GCP certification system for drug clinical trial institutions to a filing system and overrides the Circular on Measures for Certification of Drug Clinical Practice (trial). A clinical trial institution shall, by itself or appoint third parties, to evaluate whether the institution is qualified for undertaking pharmaceutical clinical trial. If such evaluation determines that the institution is qualified then a filing is required to the newly established filing system run by the NMPA.

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

Animal Test Permits

According to Regulations for the Administration of Affairs Concerning Experimental Animals promulgated by the State Science and Technology Commission in November 1988 and amended in January 2011, July 2013 and March 2017 and Administrative Measures on the Certificate for Animal Experimentation (Trial) promulgated by the State Science and Technology Commission and other regulatory authorities in December 2001, performing experimentation on animals requires a Certificate for Use of Laboratory Animals. Applicants must satisfy the following conditions:

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

On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of business tax in all regions and industries. VAT is applicable at a rate of 6% in lieu of business taxes for certain services and 17%, as adjusted to 16% between May 1, 2018 and March 31, 2019 and as adjusted to 13% starting from April 1, 2019, for the sale of goods and provision of tangible property lease services not listed in Article 2 Sub-article 2 of the Provisional Regulations on Value Added Tax of the PRC promulgated by the State Council in November, 2008 and further amended in 2016 and 2017, respectively. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period.

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

Article 20 of the Patent Law of the PRC provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the CNIPA for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the subject invention. This added requirement of confidential examination by the CNIPA has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China. Currently we have four invention patents granted by CNIPA and ten invention patents under the application process.

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

Trademarks

Trademarks are protected by the Trademark Law of the People’s Republic of China, or the PRC Trademark Law, adopted on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of the CNIPA handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Trade Secrets

According to the Law Against Unfair Competition of the People’s Republic of China, or the Anti-Unfair Competition Law, of China promulgated in September 1993 and amended in November 2017 and April 23, 2019, respectively, the term “trade secrets” refers to technical information, business operation information and other commercial information that are not known to the public and have commercial value and for which corresponding confidentiality measures have been taken by their rights holders.

Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation, coercion or electronic intrusion; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any confidentiality obligations or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or helping others to obtain, disclose, use or allow others to use the trade secrets of the rights holders in violation of any confidentiality obligations or any requirements of the legal owners or holders to keep such trade secrets in confidence. Natural persons, legal persons and other unincorporated organizations other than business persons, if violating the aforementioned provisions, shall be deemed to have infringed upon trade secrets. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties in the amount of RMB100,000 to RMB1,000,000, and where the infringement is material, the fine shall range from RMB500,000 to RMB5,000,000. Alternatively, persons whose trade secrets are being misappropriated may file lawsuits in a Chinese court for loss and damages caused by the misappropriation.

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

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulation of Administrative Policy on Settlement of Foreign Exchange of Capital Account, or SAFE Circular 16, which became effective on the same date. According to SAFE Circular 16, the foreign exchange capital of FIEs, foreign debt and funds raised through offshore listing may be settled on a discretionary basis, and can be settled at the banks. The proportion of such discretionary settlement is temporarily determined as 100%. The RMB converted from relevant foreign exchange will be kept in a designated account, and if a domestic enterprise needs to make further payment from such account, it still must provide supporting documents and go through the review process with the banks.

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

On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. On the basis of continuing to allow investment FIEs (including foreign investment companies, foreign-funded venture capital enterprises and foreign-funded equity investment enterprises) to use the registered capital for domestic equity investment in accordance with the laws and regulations, SAFE Circular 28 cancelled the restriction on the non-investment FIEs and allows the non-investment FIEs to use the registered capital for domestic equity investment under the premise of not violating the existing “negative list” and the authenticity and compliance of the domestic equity investment. SAFE Circular 28 further clarifies the two ways of using the foreign currency registered capital of non-investment FIEs for domestic equity investment, i.e., by way of transfer of the foreign currency registered capital in its original currency and by way of foreign exchange settlement of the foreign currency registered capital. On October 23, 2019, SAFE promulgated the Circular on Reducing Foreign Exchange Accounts, or SAFE Circular 29, which became effective on March 2, 2020. The Appendix B of SAFE Circular 29 provides operational guidance for SAFE Circular 28. SAFE Circular 29 further specifies that the domestic equity investment set forth in Circular 28 is not limited to direct investment in a domestic enterprise but also includes equity investment conducted in the form of “equity transfer.”

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

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by FIEs in China are the Company Law of the PRC, most recently amended in October 2018, the Foreign Investment Law, which took effect on January 1, 2020, and its implementation regulations, which took effect on January 1, 2020. Under these laws and regulations, FIEs may pay dividends only out of their accumulated profit, if any, as determined in accordance with Chinese accounting standards and regulations. Both Chinese domestic companies and foreign-invested Chinese enterprises are required to allocate 10% of their respective accumulated after-tax profits each year, if any, to fund certain statutory common reserve funds until the aggregate amount of these reserve funds has reached 50% of the registered capital of the enterprises. At the discretion of the shareholders of an FIE, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax profits, based on PRC accounting standards, to discretionary common reserve funds. A Chinese company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year but the statutory common reserve funds and the discretionary common reserve funds are not allowed to be distributed as cash dividend.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law promulgated in July 1994 and amended in August 2009 and December 2018, and the PRC Labor Contract Law promulgated in June 2007 and amended in December 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law promulgated in October 2010, and amended on December 29, 2018, and Administrative Regulations on the Housing Provident Fund promulgated in April 1999 and amended in March 2002 and March 2019, respectively, employers like our Chinese subsidiaries in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing provident fund.

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council of the PRC passed the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China, which took effect on January 1, 2020. The Foreign Investment Law and its implementing regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities or other organizations of a foreign country in China.

According to the Foreign Investment Law, the State Council will publish a catalogue for special administrative measures, or the “negative list”, which provides the scope of “restricted” or “prohibited” industries that have certain restriction on foreign investment such as market entry clearance. Foreign investment in industries not included in the “negative list” are granted national treatment. The currently effective “negative list” became effective on July 30, 2019.

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

We currently lease office space in New York, with total space of 12,851.68 rentable square feet at approximately $60,000 per month through December 2023. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal or purchase options.

We currently lease office space of 860.12 square meters in Dalian, China at approximately $2,500 per month under multiple leases.

Since March 1, 2020, we have leased office space of 222.68 square meters in Beijing, China at approximately $12,000 per month. The lease expires on February 28, 2022.

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

Overview

We are a global clinical stage biopharmaceutical company focused on the development and commercialization of innovative immuno-oncology cancer therapies. Our lead asset, Plinabulin, is being studied in late stage clinical trials as an anti-cancer agent in combination with docetaxel in advanced NSCLC, and for its potential benefit in the prevention of high and intermediate risk CIN. Plinabulin is also currently being studied in investigator-initiated trials for its therapeutic potential in combination with various immuno-oncology agents, including (i) in combination with nivolumab, a PD-1 antibody for the treatment of NSCLC at UCSD, the Fred Hutchinson Center, and the University of Washington, (ii) in combination with the treatment of SCLC at the Rutgers University, and (iii) in combination with PD-1 or PD-L1 antibodies and radiation or chemotherapy for the treatment of multiple cancers at the University of Texas MD Anderson Cancer Center. We own global rights to Plinabulin in all countries except China. We own a 57.97% interest in our China subsidiary, which subsequently owns 100% of the rights to Plinabulin in China. We are also developing three small molecule immune agents, currently in preclinical stages, and a drug development platform using ubiquitin mediated protein degradation pathway.

Our strategy is to develop a pipeline of product candidates that apply Plinabulin to different indications and other product candidates with the potential to be important components of multiple-agent combination regimes for the benefit of cancer patients. To implement our strategy, we use a novel, highly scalable business model that integrates clinical resources in the U.S. and China. We believe that our global development strategy has provided and will continue to provide significant developmental advantages including the ability to conduct trials in China, which could result in faster enrollment, lower costs and expedited approval process, as well as access to China’s large cancer population. Our drug development capabilities are facilitated by strong interest from clinical investigators in the U.S. as well as by our understanding of the pharmaceutical industry, clinical resources and regulatory system in China. In addition, this model represents significant commercial advantages for Plinabulin, as the U.S. and China are the two largest pharmaceutical markets in the world.

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

Since the inception of Wanchun Biotech, the former holding company of our U.S. subsidiary, in 2010, our operations have focused on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio, including protecting the rights to Plinabulin, and conducting studies in animals and clinical trials of Plinabulin. We do not have any product candidates approved for sale and have not generated any revenue from product sales. We have financed our operations through a combination of equity financings and loans from related and third parties. On March 14, 2017, we completed our IPO, in which we issued 174,286 ordinary shares at $20.00 per share for gross proceeds of approximately $3.5 million. In conjunction with our IPO, we issued 2,541,048 ordinary shares in a private placement to certain investors at $20.00 per share for gross proceeds of approximately $50.8 million. As of December 31, 2019, we had cash of $35.9 million.

Since inception we have incurred operating losses. Our net losses were $96.4 million, $57.5 million and $40.3 million for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, we had an accumulated deficit of $178.8 million and $216.8 million, respectively. Substantially all of our losses have resulted from funding our clinical trials, manufacturing our drug product, our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

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

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization.  Adequate funding may not be available to us on acceptable terms, or at all. In particular, the recent COVID-19 outbreak has caused, and is expected to continue to cause, market volatility, and under such market conditions, we may not be able to complete financing on reasonable terms or at all.

The COVID-19 pandemic has affected our business and may continue to negatively affect certain of our business activities and results. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Industry, Business and Operation — We face risks related to health epidemics, pandemics and other outbreaks, which could significantly disrupt our operations” for more details. As the COVID-19 situation remains fluid and continues to rapidly evolve, the ultimate impact of COVID-19 on our business, financial condition and results of operations cannot be reasonably estimated at this time

We have no manufacturing facilities, and all our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party CROs to carry out our clinical development and trials.

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

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to increase significantly over the next several years as we continue to develop our product pipeline through preclinical studies and clinical trials and prepare for our Plinabulin NDA filings in China and the U.S., including preparing commercial manufacturing batches of Plinabulin and building up inventories before approval. We expect to add additional personnel to support these activities, which would increase personnel cost, including equity-based compensation. Our current research and development activities mainly relate to:

•	Study 105, an approximately 200 patient Phase 2/3 clinical trial for Plinabulin to prevent CIN in intermediate risk chemotherapy;

•	Study 106, an approximately 340 patient Phase 2/3 clinical trial for Plinabulin to prevent CIN in high risk chemotherapy;

•	Study 103, a 554-patient Phase 3 clinical trial of Plinabulin in combination with docetaxel for second and third line treatments of advanced NSCLC;

•	Three Phase 1/2 investigator-initiated clinical trials of Plinabulin in combination with various immuno-oncology agents;

•	Preclinical studies investigating both Plinabulin’s, and our preclinical product candidates’, potential in combination with immunotherapies; and

•	Preclinical study investigating the ubiquitin-mediated degradation pathway.

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

Other Income (Expenses)

Other income for 2019 consists primarily of interest income earned on our cash. Other income for 2018 consists primarily of interest income earned on cash and government grants. The government grants are approximately $0.3 million (RMB2 million) from Chinese government. Such government grants for Dalian Wanchun Pharmaceutical Co., Ltd., or Wanchun Pharma, were received in December 2014. The government grant was transferred to Wanchun Bulin since Wanchun Pharma was liquidated in August 2015. The Company previously included such government grant under current liabilities as the amendment procedures for changing the beneficiary to Wanchun Bulin were still under review by the local government. In January 2018, the Company obtained approval from local government and became eligible for the government grant and recorded the government grant as other income in the consolidated statements of comprehensive loss during the year of 2018.

Other expenses consist primarily of foreign exchange losses and interest expenses in 2019.

Results of Operations

Comparison of Years Ended December 31, 2019 and 2018

The following table summarizes the results of our operations for the years ended December 31, 2019 and 2018, respectively, together with the changes in those items in dollars:

	Years Ended December 31,
	2019	2018	Change
	(in thousands of U.S. Dollars (“$”))%
Revenue	—	—	—
Operating expenses
Research and development	(31,342)	(51,618)	-39%
General and administrative	(8,965)	(5,927)	51%
Loss from operations	(40,307)	(57,545)	-30%
Other (expense) income
Foreign exchange loss, net	(4)	(455)	-99%
Interest expense	(206)	—	-100%
Interest income	184	211	-13%
Other income	—	315	-100%
Total other (expense) income	(26)	71	-137%
Net loss before income tax	(40,333)	(57,474)	-30%
Income tax benefit	—	—	—
Net loss	(40,333)	(57,474)	-30%

Research and Development

Research and development expenses decreased by $20.3 million to $31.3 million for the year ended December 31, 2019 from $51.6 million for the year ended December 31, 2018. The decrease was mainly due to decreases of $9.4 million in clinical trial expenses, $6.2 million in non-cash share-based compensation and $5.0 million in consultant and other.

R&D activities(1)	Years Ended December 31,
	2019	2018	Change
	(in thousands of U.S. Dollars (“$”))%
Study 103	7,516	10,020	-25%
Study 105	2,250	9,837	-77%
Study 106	6,144	5,443	13%
Preclinical	1,206	1,553	-22%
Other clinical trials	1,298	1,634	-21%
Employee-related expenses	4,953	4,015	23%
Share-based compensation	630	6,821	-91%
Consultant and other	7,345	12,295	-40%
Total research and development	31,342	51,618	-39%

(1)
Due to the inherently unpredictable nature of preclinical and clinical development, we do not track all of our internal research and development expenses on a program-by-program basis as they primarily relate to personnel, early research, manufacturing and development, which are deployed across multiple projects under development. These costs are therefore shown separately.

General and Administrative Expense

General and administrative expenses increased by $3.1 million to $9.0 million for the year ended December 31, 2019 from $5.9 million for the year ended December 31, 2018. The increase was primarily attributable to an increase of $1.7 million in non-cash share-based compensation expenses, an increase of $1.1 million in professional service expenses, and $1.0 million in salaries and welfare benefits.

Other (Expenses) Income

Other expenses for the year ended December 31, 2019 consisted primarily of $0.2 million of interest expenses and $0.2 million of interest income. Other income for the year ended December 31, 2018 of $0.1 million consisted primarily of $0.5 million of foreign exchange loss, $0.2 million of interest income and a $0.3 million government grant.

Comparison of the Years Ended December 31, 2018 and 2017

The following table summarizes the results of our operations for the years ended December 31, 2018 and 2017, respectively, together with the changes in those items in dollars:

	Years Ended December 31,
	2018	2017	Change
	(in thousands of U.S. Dollars (“$”))%
Revenue	—	—	—
Operating expenses
Research and development, including patent cost of $42,259 thousand dollars for the year ended December 31, 2017	(51,618)	(88,928)	-42%
General and administrative	(5,927)	(9,053)	-35%
Loss from operations	(57,545)	(97,981)	-41%
Other (expense) income
Foreign exchange (loss)gain, net	(455)	555	-182%
Interest income	211	120	76%
Other income	315	918	-66%
Total other (expenses) income	71	1,593	-96%
Net loss before income tax	(57,474)	(96,388)	-40%
Income tax benefit	—	—	—
Net loss	(57,474)	(96,388)	-40%

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

General and Administrative Expense

General and administrative expenses decreased by $3.2 million to $5.9 million for the year ended December 31, 2018 from $9.1 million for the year ended December 31, 2017. The decrease was primarily attributable to a decrease in non-cash share compensation expenses of $5.2 million, offset by an increase of $2.0 million due to an increase in headcount and professional fees, including an increase in personnel and legal expenses.

Other Income

Other income decreased by $1.5 million to $0.1 million for the year ended December 31, 2018 from $1.6 million for the year ended December 31, 2017. This decrease was primarily attributable to a $0.6 million decrease of government grants and a decrease of $1.0 million from foreign exchange gain to foreign exchange loss.

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

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, and all other amendments should be applied prospectively. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

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

Since inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our negative cash flows have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred consolidated net losses of $40.3 million, $57.5 million and $96.4 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019 and 2018, we had an accumulated deficit of $216.8 million and $178.8 million, respectively. Our primary use of cash is to fund research and development costs and for general and administrative costs. Our operating activities used $48.2 million, $40.0 million and $28.8 million of cash during the years ended December 2019, 2018 and 2017, respectively. We have financed our operations principally through proceeds from public offering and private placements of ordinary shares and loans from related and third parties, including a bank loan. For the year ended December 31, 2019, we have received aggregate net cash proceeds of $68.6 million from sales of our equity securities.  See “—F. Contractual Obligations and Commitments—Loan agreements” for a description of our loan agreements.

Our liquidity is affected by financing activities, our clinical trials, and research and development and general and administrative expenses. We will need, among other things, additional capital resources. We are pursuing various financing alternatives to fund our operations in the medium to long term, including equity and debt financings, potential licensing and partnership arrangements, and sales of products after obtaining regulatory approvals. There can be no assurance that capital will be available as necessary to meet our working capital requirements or, if the capital is available, that it will be on terms acceptable to us. The issuances of additional equity securities by us may result in dilution in the equity interests of our current shareholders. Obtaining commercial loans, assuming those loans will be available, will increase our liabilities and future cash commitments and may include financial covenants and restrictions. If we are unable to obtain financing in the amounts and on terms deemed acceptable, our business and future success will be materially and adversely affected.

The impact of the COVID-19 pandemic and the duration of the business disruption and related financial impact cannot be reasonably estimated at this time. The outbreak has negatively affected the stock market and investor sentiment and has resulted in significant volatility. We anticipate we will need to raise additional capital through additional equity and/or debt financings in response to any potential disruptions or delays due to COVID-19. Under such market conditions, we may not be able to complete financing on reasonable terms or at all.

Considering the above, we are implementing a cost reduction plan, which includes the deferral of certain research, development and clinical projects and the reduction of administrative expenses until we obtain additional financing. With the implementation of this cost reduction plan, we anticipate that our current financial resources will allow us to meet our operational expenses and capital expenditures through the second quarter of 2021.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
	(in thousands of U.S. Dollars (“$”))
Net cash used in operating activities	(48,162)	(39,955)	(28,796)
Net cash (used in)/provided by investing activities	(4)	2,867	(3,150)
Net cash provided by financing activities	80,171	13,245	47,722
Net effect of foreign exchange rate changes	39	251	18
Net increase/(decrease) in cash and cash equivalents	32,044	(23,592)	15,794

Net Cash Used in Operating Activities

The cash used in operating activities for the years ended December 31, 2019, 2018 and 2017 resulted primarily from our net losses of $40.3 million, $57.5 million and $96.4 million, respectively, adjusted for non-cash charges and changes in components of working capital. During 2019 these non-cash charges mainly consist of the $2.1 million of non-cash share-based compensation. Net cash used in operating activities was $48.2 million for the year ended December 31, 2019, compared to $40.0 million for the year ended December 31, 2018. The $8.2 million increase was primarily due to an increase in cash spending for research and development activities related to Plinabulin. Net cash used in operating activities was $40.0 million for the year ended December 31, 2018, compared to $28.8 million for the year ended December 31, 2017. The increase of $11.2 million in cash used in operating activities was primarily due to an increase in research and development expenses as we expanded our clinical trial activities related to Plinabulin and an increase in general and administrative expenses as we expanded our business

The primary use of our cash in the periods presented was to fund the development of our research and development, regulatory and other clinical trial costs, and related supporting administration. Our advances to suppliers and other current assets, accounts payable and accrued expense balances in all periods presented were affected by the timing of vendor invoicing and payments.

Net Cash (Used in)/Provided by Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was approximately $4.0 thousand, net cash provided by investing activities for the year ended December 31, 2018 was $2.9 million, and net cash used in investing activities for the year ended December 31, 2017 was $3.2 million. During 2019, net cash was primarily used in acquiring long-term assets. During 2018, net cash was primarily provided by the maturity of a short-term investment. During 2017, net cash was primarily used in purchasing a one-year short-term investment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2019 increased by $67.0 million to $80.2 million, from $13.2 million for the year ended December 31, 2018. The increase was primarily attributable to the net proceeds of $56.2 million we received from public offerings, $12.4 million from the ATM Program, approximately $10.1 million from the issuance of noncontrolling interests and $1.5 million from a bank loan. Net cash provided by financing activities for the year ended December 31, 2018 decreased by $34.5 million to $13.2 million from $47.7 million for the year ended December 31, 2017. The decrease was primarily due to our IPO and concurrent private placement in March 2017, in which we received net proceeds of $47.2 million, while in our offering of ordinary shares to certain institutional investors in May 2018 we only received gross proceeds of $14 million.

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

Intellectual Property

As of March 31, 2020, we owned or co-owned 81 patents, in 36 jurisdictions, including 20 issued U.S. patents. We also owned ten pending U.S. non-provisional patent applications as well as corresponding patent applications pending in other jurisdictions and three pending U.S. provisional patent applications. In addition, we owned five pending international patent applications related to Plinabulin and Plinabulin analogs filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to the use of Plinabulin in the treatment of thrombocytopenia, use of Plinabulin in combination with G-CSF therapy, use of Plinabulin for treating EGFR mutant tumors, use of Plinabulin for simulating immune response, and the therapeutic use of certain tubulin binding compounds.. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

We did not have in fiscal years 2017, 2018 and 2019, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our consolidated balance sheets.

F.	Contractual Obligations and Commitments

The following table summarizes our significant contractual obligations as of payment due date by period at December 31, 2019:

		Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Contractual obligations
Operating lease commitments	$3,007	763	1,536	708	-
Debt obligation	1,644	109	1,535	-	-
Total	$4,651	872	3,071	708	-
Lease commitments
Our principal commitments consist of obligations under our operating leases for equipment and office space.

We lease all of our facilities and believe our current facilities are sufficient to meet our needs. Our principal executive offices are located in New York, and we also have offices in Beijing and Dalian, China. We currently lease office space in New York, with total space of 12,851.68 rentable square feet at approximately $60,000 per month through December 2023.  Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal or purchase options.

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

We lease offices in Beijing, China with total space of 222.68 square meters at approximately $12,000 per month through February 2022.

We leased office space in Hong Kong at $15,552.26 per month from May 27, 2018 to January 15, 2019.

Loan agreements

In March 2019, we entered into a three-year RMB 10.0 million loan agreement with China Construction Bank at an annual interest rate of 120.0% of the three-year loan interest rate quoted by the PBOC. The loan is secured by our shareholders, Shenzhen Sangel Capital Management Limited Company and Mulong Liu, and repayable upon maturity.

In October and December 2019, we borrowed 60-day interest-free loans in an aggregate amount of $0.03 million (RMB0.2 million) from Wanchun Biotech. The terms of these loans were extended to June 2020 at maturity.

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

Below is a list of the names and ages of our co-founder, directors and executive officers (including officers of BeyondSpring Pharmaceuticals, Inc., or BeyondSpring U.S.) as of March 31, 2020, and a brief account of the business experience of each of them. The business address for our directors and officers and the officers of BeyondSpring U.S. is c/o BeyondSpring Inc., 28 Liberty Street, 39th Floor, New York, NY 10005.

Name	Age	Position(s)
Executive Officers
Lan Huang, Ph.D.	49	Co-Founder, Chairman and Chief Executive Officer
Edward Dongheng Liu	38	Chief Financial Officer
Ramon W. Mohanlal, M.D., Ph.D.	61	Chief Medical Officer, Executive Vice President of Research and Development and Director
G. Kenneth Lloyd, Ph.D.	76	Chief Scientific Officer Emeritus and Senior Advisor
Gordon L. Schooley, Ph.D.	73	Chief Regulatory Officer
Richard Daly, M.B.A.	59	Chief Operating Officer
James R. Tonra, Ph.D.	54	Chief Scientific Officer
Non-Employee Directors
Patrick Fabbio, M.B.A.	52	Director
Matthew Kirkby, M.A.	51	Director
Quanqi Song, Ph.D.	55	Director
Yanbin Xie, M.D.	61	Director
Christine Ying Zhao, M.B.A.	47	Director
Daniel L. Zabrowski, Ph.D.	60	Director

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

Ramon W. Mohanlal, M.D., Ph.D. has served as our Chief Medical Officer since October 2015 and has been a member of the board of directors since January 2020. He also serves as Executive Vice President of Research and Development. Most recently, from July 2015 to October 2015, Dr. Mohanlal served as a consultant for AstraZeneca on its immuno-oncology programs to help support and manage several Phase 1/2 and 2/3 studies. Prior to that, from January 2012 to July 2015, Dr. Mohanlal served as the Clinical Head of Established Products Oncology for Novartis AG, a global healthcare company. From 2009 to 2012, Dr. Mohanlal was a consultant for Syntium Inc., a biopharmaceutical company, where he was responsible for partnering, deal-making and creating business plans around drug development assets. From 2007 to 2009, Dr. Mohanlal served as CEO and Chief Medical Officer for BioPremiere, Inc., a biopharmaceutical company focused on developing biologics for serious diseases, where he was responsible for fundraising and partnering activities. From 2005 to 2007, Dr. Mohanlal managed drug development and diagnostic development as Chief Medical Officer of Interleukin Genetics, Inc., a personalized health company that develops genetic tests for use in the personalized health market. Dr. Mohanlal received his M.B.A. from the American Intercontinental University in Illinois and earned both his M.D. and Ph.D. in experimental CV pharmacology from the University of Leiden, The Netherlands.

G. Kenneth Lloyd, Ph.D. has served as our Chief Scientific Officer Emeritus and Senior Advisor since January 2020. He was our Chief Scientific Officer from June 2015 to December 2019.  Dr. Lloyd also served as the Chief Scientific Officer of Wanchun Biotech, the former holding company of our U.S. subsidiary, from 2013 to 2014. From 2012 to 2015 Dr. Lloyd served as a scientific consultant for Triphase Accelerator Corporation, a company focused on clinically enabling and out-licensing oncology assets. From 2000 to 2012, Dr. Lloyd served as the Chief Scientific Officer of Nereus, where he oversaw the company’s research and development and drug discovery programs including the company’s development of Plinabulin. In addition to serving as a director of GKOL Inc., a consulting firm he co-founded, Dr. Lloyd also holds a directorship at Verne Mendel Medical Corporation, a company focused on developing pharmaceutical product candidates to treat mitochondrial degenerative diseases. He is widely published in journals that include Science, Nature and the New England Journal of Medicine. Dr. Lloyd received his undergraduate education and M.S. in biochemistry at McGill University and earned his Ph.D. in pharmacology and toxicology from the University of Toronto. He completed a post-doctoral fellowship at F. Hoffmann-La Roche AG, a global healthcare company in Basel, Switzerland.

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

James R. Tonra, Ph.D. has served as our Chief Scientific Officer since January 2020 and served as our Senior Vice President of Preclinical Development from April 2018 to January 2020. Dr. Tonra has worked for over 20 years in biotechnology, leading and utilizing in-house, contracted and sponsored research efforts to generate definitive data packages that enable the prioritization of research projects and guide clinical development at Regeneron Pharmaceuticals, Millennium Pharmaceuticals, ImClone Systems/Eli Lilly, and Kadmon Holdings. Dr. Tonra has collaborated with and lead multidisciplinary teams to develop biologic and small molecule drug candidates for disease indications including inflammation, oncology, diabetes, and CNS disorders. He has authored over 40 peer-reviewed publications and is an inventor on numerous use-patents. At ImClone Systems, prior to the successful acquisition by Eli Lilly, Dr. Tonra’s efforts significantly contributed to the IND filing and clinical strategy development for eight novel drugs, three of which are now approved therapies for cancer: Cyramza, Portrazza and Lartruvo. Dr. Tonra received his Ph.D. in Physiology and Biophysics from SUNY at Stony Brook and B.S. in Physics, Summa Cum Laude, from SUNY at Stony Brook.

Non-Employee Directors

Patrick Fabbio, M.B.A. has served on our board since January 2, 2018. Mr. Fabbio is currently the Chief Financial Officer of WindMIL Therapeutics, a private clinical stage oncology cell therapy company. Prior to joining WindMI in March 2020, he was the Chief Financial Officer of Progenics Pharmaceuticals, Inc. a public biotech company. Prior to joining Progenics in November 2015, he was Chief Financial Officer of electroCore LLC, a privately-held bioelectric medicine healthcare company, and Vice President, Finance for NPS Pharmaceuticals, Inc., a publicly traded, global rare disease company that was acquired by Shire. Mr. Fabbio has more than 20 years of financial leadership experience in both public and private life science and pharmaceutical companies in various roles, including: Vice President, Finance of Catalent Pharma Solutions Inc.; Chief Financial Officer of Ikano Therapeutics Inc.; senior corporate finance, commercial and transactional roles at Sanofi; and Corporate Controller for Biomatrix Inc., a publicly traded biotechnology company that was acquired by Genzyme. He received his B.B.A. in accounting at Pace University and M.B.A. from the Stern School of Business at New York University.

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

Daniel L. Zabrowski, Ph.D. has served on our board since January 2020. Dr. Zabrowski is currently a Venture Partner at Decheng Capital and has been with the firm since July 2016. He is currently serving on the boards of AccuraGen, Apexigen, Ariagen, Encodia, Endogena Thereapuetics, Nimble Therapuetics and Omniome. Prior to joining Decheng, Dr. Zabrowski worked over 20 years for Roche in a number of key global leadership positions, including Global Head of Regulatory Affairs, Global Head of Development Operations, Global Head of Roche Pharma Partnering, President of Ventana Medical Systems and President of the Roche Sequencing Unit. During his tenure in Business Development and Diagnostics, Dr. Zabrowski and his teams delivered over 300 acquisition and partnership deals. In addition, he was board member of Chugai Pharmaceuticals. Prior to joining Roche, Dr. Zabrowski worked at Syntex, Fujisawa (now Astellas) and G.D. Searle in their pharmaceutical R&D organizations and served as Adjunct Assistant Professor at the School of Pharmacy, University of Illinois — Chicago. Dr. Zabrowski received his Ph.D. in Organic Chemistry from Indiana University, Bloomington and his B.A. degree in Chemistry from Saint Louis University.

B.	Compensation

Compensation of Executive Officers and Directors in 2019

With respect to the year ended December 31, 2019, the aggregate cash compensation, including benefits in kind, accrued or paid by us and our subsidiaries to our directors and executive officers was $2.9 million, and the aggregate equity compensation by us and our subsidiaries to our directors and executive officers was $2.0 million (including stock options and restricted shares, as described in “—2017 Omnibus Incentive Plan” below). This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry. For the year ended December 31, 2019, we did not separately set aside any amounts for pensions, retirement or other benefits for our directors and executive officers.

Compensation Changes for Executive Officers in 2020

In 2019, we engaged independent compensation consultant Aon Consulting, Inc. to perform an analysis of executive officer compensation at peer companies, and the consultant determined the compensation packages of our executive officers to be below that of our peers. In order to remain competitive with our peers and retain our executive officers, our Compensation Committee approved increases in base salaries and target annual bonus opportunities for each of our executive officers (other than Dr. Lloyd), as described in “—Employment Agreements” below, effective as of July 1, 2019, for Dr. Mohanlal, August 1, 2019, for Mr. Daly, and January 1, 2020, for all other executive officers (other than Dr. Lloyd).

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

Such restricted shares are issued under the BeyondSpring Inc. 2017 Omnibus Incentive Plan, or the 2017 Omnibus Incentive Plan, and vest in equal installments on the first three anniversaries of the grant date, subject to the director’s continued service as our director through the applicable vesting dates. Any grant of restricted shares made to a non-employee director will be subject to the terms and conditions of the 2017 Omnibus Incentive Plan and the applicable restricted share award agreement memorializing such grant.

On December 26, 2019, we made the following grants of restricted shares to our non-employee directors in respect of their annual share grant entitlements under their Director Agreements (subject to vesting as described above):  Mr. Fabbio, 2,217 shares; Mr. Kirkby, 2,217 shares; Dr. Song, 1,971 shares; Dr. Xie, 1,971 shares; and Ms. Zhao, 2,217 shares.

As of March 10, 2020, our non-employee directors held the following number of restricted shares: Mr. Fabbio, 3,921 shares (of which 568 were vested); Mr. Kirkby, 4,767 shares (of which 1,132 were vested); Dr. Song, 4,221 shares (of which 995 were vested); Dr. Xie, 4,221 shares (of which 995 were vested); and Ms. Zhao, 4,767 shares (of which 1,132 were vested).

For additional information regarding equity-based grants under our 2017 Omnibus Incentive Plan, see “—2017 Omnibus Incentive Plan.”

Employment Agreements

Lan Huang, Ph.D.

Dr. Lan Huang, our Co-founder, Chairman and Chief Executive Officer, is party to an amended and restated employment agreement with BeyondSpring U.S. dated as of November 10, 2016, as amended by that letter amendment effective January 1, 2020. Beginning in fiscal year 2020, Dr. Huang’s employment agreement provides for an annual base salary of $520,000, which is subject to review and adjustment in accordance with company policy. Dr. Huang’s base salary for fiscal year 2019 was $300,000.  Dr. Huang is eligible to participate in any bonus program, on a basis consistent with that applicable to other employees at her level, in accordance with company policy (target annual merit bonus of 50% and 30% of base salary for fiscal year 2020 and 2019, respectively). Dr. Huang is also eligible to receive payment for the cost of her medical insurance. Dr. Huang’s employment is at will, and can be terminated by us at any time or by Dr. Huang upon four weeks’ notice.  Dr. Huang’s employment agreement contains a two year non-solicit of employees, a confidentiality provision and an assignment of intellectual property provision.

Edward Dongheng Liu

Mr. Edward Dongheng Liu, our Chief Financial Officer, is party to an employment agreement with BeyondSpring U.S., dated as of March 26, 2018, as amended by that letter amendment effective January 1, 2020. Beginning in fiscal year 2020, Mr. Liu’s employment agreement provides for an annual base salary of $430,000, which is subject to review and adjustment in accordance with company policy. Mr. Liu’s base salary for fiscal year 2019 was $300,000. Mr. Liu is eligible for an annual merit bonus in accordance with company policy (target annual bonus of 45% of base salary for fiscal year 2020 and of two-month salary for fiscal year 2019). Mr. Liu is also eligible to receive payment for the cost of his medical insurance up to a maximum of $500 per month. Mr. Liu is required to use his best efforts to remain in our employment through March 26, 2022, but his employment is at will, and can be terminated by us at any time or by Mr. Liu upon four weeks’ notice. Mr. Liu’s employment agreement contains a two year non-solicit of employees, a confidentiality provision, and an assignment of intellectual property provision.

Ramon Mohanlal, M.D., Ph.D.

Dr. Ramon Mohanlal, our Chief Medical Officer, is party to an amended and restated employment agreement with BeyondSpring U.S., dated as of November 10, 2016, as amended by that letter amendment effective July 1, 2019.  Dr. Mohanlal’s employment agreement provides for an annual base salary of $430,000, which is subject to review and adjustment in accordance with company policy. Dr. Mohanlal’s base salary for fiscal year 2019 through June 30, 2019, was $300,000, increased to $430,000 effective July 1, 2019. Dr. Mohanlal is eligible for an annual merit bonus of in accordance with company policy (target annual bonus of 45% for each of fiscal year 2020 and 2019). Dr. Mohanlal is also eligible to receive payment for the cost of his medical insurance up to a maximum of $500 per month. Dr. Mohanlal is required to use his best efforts to remain in our employment through November 10, 2021, but his employment is at will, and can be terminated by us at any time and by Dr. Mohanlal upon four weeks’ notice.  Dr. Mohanlal’s employment agreement contains a two year non-solicit of employees, a confidentiality provision and an assignment of intellectual property provision.

Gordon L. Schooley, Ph.D.

Dr. Gordon Schooley, our Chief Regulatory Officer, is party to an amended and restated employment agreement with BeyondSpring U.S., dated as of November 10, 2016, as amended by that letter amendment effective January 1, 2020. Beginning in fiscal year 2020, Dr. Schooley’s employment agreement provides for an annual base salary of $300,000, which is subject to review and adjustment in accordance with company policy. Dr. Schooley’s base salary for fiscal year 2019 was $250,000. Dr. Schooley is eligible for an annual merit bonus in accordance with company policy (target annual bonus of 35% and 30% of base salary for fiscal year 2020 and 2019, respectively). Dr. Schooley is also eligible to receive payment for the cost of medical insurance for him and his wife. Dr. Schooley is required to use his best efforts to remain in our employment for a minimum of three years, but his employment is at will, and can be terminated by us at any time and by Dr. Schooley upon four weeks’ notice.  Dr. Schooley’s employment agreement contains a two year non-solicit of employees, a confidentiality provision and an assignment of intellectual property provision.

Richard J. Daly

Mr. Richard Daly, our Chief Operating Officer, is party to an employment with BeyondSpring U.S. dated as of June 8, 2018, as amended by that first amendment dated as of September 24, 2019, and that second amendment dated as of December 20, 2019.  Mr. Daly’s employment agreement provides for an annual base salary of $430,000, which is subject to review and adjustment in accordance with company policy. Mr. Daly’s base salary for fiscal year 2019 through July 31, 2019 was $300,000, which was increased to $430,000 effective August 1, 2019. Mr. Daly is eligible for an annual merit bonus in accordance with company policy (target annual bonus of 45% of base salary for each of fiscal year 2020 and 2019).  In addition, Mr. Daly is eligible for certain performance-based incentive bonuses, based on attainment of various milestones relating to business development and global sales. If earned, any such amounts shall be paid in either cash or fully vested ordinary shares, at Mr. Daly’s election.

Mr. Daly is required to use commercially reasonable efforts to remain in our employment through June 8, 2023, but his employment is at will, and can be terminated by us at any time or by Mr. Daly upon 4 weeks’ notice.  If we terminate Mr. Daly’s employment other than for Cause (as defined in his employment agreement) or due to death or disability, or if Mr. Daly terminates his employment for Good Reason (as defined in his employment agreement), then Mr. Daly is entitled (subject to his execution of a release of claims) to: (i) 9 months of salary continuation; (ii) a pro-rated portion of any bonus earned for the year in which his termination occurs, based on actual performance results, paid at the same time as other senior executives; and (iii) a reduced portion, determined based on length of service and length of period between termination and achievement, of certain of his performance-based incentive bonuses, if any, subsequently achieved.  Mr. Daly’s employment agreement contains a two year non-solicit of employees, a confidentiality provision and an assignment of intellectual property provision.

James Tonra, Ph.D.

Dr. James Tonra became our Chief Science Officer effective January 1, 2020, having previously served as our Senior Vice President, Preclinical Development from March 16, 2018 through December 31, 2019. Dr. Tonra is party to an amended and restated employment with BeyondSpring U.S. effective as of January 1, 2020.  Mr. Tonra’s employment agreement provides for an annual base salary of $300,000, which is subject to review and adjustment in accordance with company policy. Dr. Tonra’s base salary for fiscal year 2019 was $280,000. Dr. Tonra is eligible for an annual merit bonus in accordance with company policy (target annual bonus of 30% of base salary for 2020).  Dr. Tonra is also eligible to receive payment for the cost of his medical insurance up to a maximum of $500 per month.

Dr. Tonra is required to use best efforts to remain in our employment through March 16, 2022, but his employment is at-will and can be terminated by us at any time or by Dr. Tonra upon four weeks’ notice.  If we terminate Dr. Tonra’s employment without Cause (as defined in his employment agreement) or due to death or disability, or if Dr. Tonra terminates he employment for Good Reason (as defined in his employment agreement), then Dr. Tonra is entitled (subject to his execution of a release of claims) to three months of salary continuation. Dr. Tonra’s employment agreement contains a two year non-solicit of employees, a confidentiality provision and an assignment of intellectual property provision.

Consulting Arrangements

G. Kenneth Lloyd, Ph.D.

Dr. G. Kenneth Lloyd, our Chief Scientific Officer Emeritus and Senior Advisor, has provided consulting services to BeyondSpring U.S., and prior to the formation of BeyondSpring U.S., to our subsidiary Wanchun Pharma, since December 16, 2012. Dr. Lloyd served as our Chief Scientific Officer through December 31, 2019. Based on the consulting service contracts entered into with Dr. Lloyd, as amended from time to time, the consulting service fees for his services provided during the year ended December 31, 2019 were $227,240. As part of his consulting agreement, Dr. Lloyd is also reimbursed for the cost of health insurance for him and his wife as well as certain consulting expenses.

2017 Omnibus Incentive Plan

In connection with our initial public offering, we adopted the 2017 Omnibus Incentive Plan to provide additional incentives to selected directors, officers, employees and consultants, and to enable our company to obtain and retain the services of these individuals. The 2017 Omnibus Incentive Plan enables us to grant restricted shares, options and other awards to our directors, employees and consultants. Up to 2,137,037 ordinary shares were authorized pursuant to awards under the 2017 Omnibus Incentive Plan. Awards will be made pursuant to award agreements and may be subject to vesting and other restrictions as determined by the board of directors. As of March 10, 2020, there were 20,025 restricted shares outstanding and 498,700 options outstanding, in addition to the other share-based awards described in “—Other Share-Based Awards” below.

Restricted Share Awards

We have granted restricted share awards under the 2017 Omnibus Incentive Plan to our directors (please see “—Director Agreements” above) and certain of our employees and consultants, including certain of our executive officers.  Under the terms of the restricted share award agreements, if an executive officer is terminated without “cause” within 12 months of a “change in control” (each as defined in the 2017 Omnibus Incentive Plan), then any unvested time-based restricted shares will become fully vested on the termination date. If the executive officer’s employment or engagement terminates due to death or disability, the next tranche of time-based restricted shares that would have vested had the executive officer remained in service with us through the applicable vesting date will become fully vested on the termination date, and any remaining unvested time-based restricted shares as of the termination date will be forfeited. Upon any other termination of employment or engagement, all unvested time-based restricted shares as of the termination date will be forfeited. Upon any termination of service for any reason, all unvested performance-based restricted shares as of the termination date will be forfeited.

We granted the following restricted share awards to our executive officers in fiscal year 2019:

•      On April 25, 2019, we granted Mr. Liu 100,000 restricted shares, which will vest as follows: (i) 50,000 shares will vest in four equal installments on each of May 1, 2019, March 26, 2020, 2021 and 2022; and (ii) 50,000 shares will vest on the attainment of various milestones related to capital markets activities.

As of March 10, 2020, our executive officers held the following number of restricted shares: Dr. Huang, 0 shares; Mr. Liu, 100,000 shares (of which 37,500 were vested) ; Dr. Mohanlal, 227,200 shares (152,200 of which were vested); Dr. Lloyd, 27,100 shares (all of which were vested); Dr. Schooley, 7,000 shares (all of which were vested); Mr. Daly, 0 shares; and Dr. Tonra, 0 shares.

Option Awards

We have also granted non-qualified stock options to purchase our ordinary shares under the 2017 Omnibus Incentive Plan, or “options,” to certain of our employees, including certain of our executive officers.  The options are subject to a combination of time-based vesting and performance-based vesting (as described further below), subject to the executive officer’s continued service with us through the applicable vesting date.  The options, if not earlier exercised or forfeited, expire on the tenth anniversary of the date of grant.

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

We did not grant any options to our executive officers in fiscal year 2019.

As of March 10, 2020, our executive officers held the following options:

•	Dr. Huang: none.

•	Mr. Liu: none.

•	Dr. Mohanlal: 180,000 options, granted on January 14, 2020 at an exercise price of $17.94 per share, 50,000 of which were vested.

•	Dr. Lloyd: 74,000 options, granted on January 14, 2020 at an exercise price of $17.94 per share, 37,000 of which were vested.

•	Dr. Schooley: 95,000 options, granted on January 14, 2020, at an exercise price of $17.94 per share, 30,000 of which were vested.

•	Mr. Daly: 100,000 options, granted on August 2, 2018 at an exercise price of $24.21 per share, 30,000 of which were vested.

•	Dr. Tonra: 30,000 options, granted on March 16, 2018, at an exercise price of $27.30 per share, 10,500 of which were vested.

Other Share-Based Awards

We have granted others share-based awards under the 2017 Omnibus Incentive Plan to certain of our employees and consultants, including Dr. Mohanlal.  Share-based awards may be denominated in a number of shares or in a dollar amount, and are earned and paid in ordinary shares upon reaching certain service-based and/or performance-based milestones. Dr. Mohanlal’s share-based award is described below.

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

Board of Directors

Our board of directors currently consists of eight members, all of whom were elected pursuant to our current articles of association. Our nominating and governance committee and board of directors consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy.

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

Director Independence

Our board of directors has determined that Patrick Fabbio, Matthew Kirkby, Quanqi Song, Yanbin Xie, Christine Ying Zhao and Daniel Zabrowski are independent, as determined in accordance with the rules of the NASDAQ Capital Market. In making such independence determination, our board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The composition and functioning of our board of directors and each of our committees comply with all applicable requirements of the NASDAQ Capital Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

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

As of December 31, 2019, we had 61 full-time employees. Of these, 37 were engaged in full-time research and development and laboratory operations and 24 were engaged in full-time general and administrative functions. As of December 31, 2019, 26 of our employees were located in China and 35 were located in the U.S. We have also engaged and may continue to engage independent contractors who are not full-time employees, to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. The following table sets out our total number of employees by function for the last three years.

	2017	2018	2019

Research and Development and Laboratory Operations	22	38	37
General and Administrative Functions	10	14	24

E.	Share Ownership

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 10, 2020 by:

•	each person or group of affiliated persons known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the ordinary shares issuable pursuant to stock options that are exercisable within 60 days of March 10, 2020.  Ordinary shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of March 10, 2020, there were 314,940 ordinary shares issuable pursuant to stock options exercisable within 60 days thereof.

The calculation of percentage of ordinary shares beneficially owned in the table below is based on 27,888,906 ordinary shares outstanding as of March 10, 2020. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o BeyondSpring Inc., 28 Liberty Street, 39th Floor, New York, NY 10005.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	%
5% Shareholders
Ever Regal Group Limited(1)	3,660,000	13.12
Fairy Eagle Investment Limited(1)	4,620,000	16.57
Entities affiliated with Decheng Capital(2)	2,688,912	9.64
Rosy Time Holdings Limited(1)	1,190,000	4.27
Entities affiliated with Sangel Venture Capital(3)	2,105,494	7.55
Executive Officers and Directors
Lan Huang(1)	10,367,037	37.17
Edward Dongheng Liu(4)	155,555	*
Ramon W. Mohanlal(5)	380,098	1.36
G. Kenneth Lloyd(6)	75,500	*
Gordon L. Schooley(7)	45,137	*
Richard Daly(8)	37,500	*
James R. Tonra(9)	11,500	*
Patrick Fabbio(10)	3,921	*
Matthew Kirkby(11)	4,767	*
Quanqi Song(12)	689,759	2.47
Yanbin Xie(13)	4,221	*
Christine Ying Zhao(14)	4,767	*
Daniel L. Zabrowski	—	—
All Directors and Executive Officers as a group (13 people)	11,779,762	42.24

*	Amounts represent less than 1% of outstanding ordinary shares.
(1)
Dr. Lan Huang, our Co-founder, Chairman and Chief Executive Officer, is the sole owner of Ever Regal Group Limited. Mr. Linqing Jia, Dr. Huang’s spouse, is the sole owner of Fairy Eagle Investments Limited and Rosy Time Holdings Limited. Dr. Huang and Mr. Jia collectively also own 100% of the equity interest in Wanchun Biotech. Dr. Huang and Mr. Jia may be deemed to have shared voting and dispositive power over the shares held by each of Ever Regal Group Limited, Fairy Eagle Investments Limited, Rosy Time Holdings Limited and Wanchun Biotech, and the 137,037 restricted shares, all of which have been vested, held of record by Mr. Jia. The amount also includes 223,968 ordinary shares held by Dr. Huang and 376,032 ordinary shares held by Lan Huang 2018 Grantor Retained Annuity Trust, over which Dr. Huang as the trustee has the sole voting and dispositive power.

(2)
Consisting of 1,344,455 ordinary shares owned by Decheng Capital China Life Sciences USD Fund II, L.P. (“Fund II”) and 1,344,457 ordinary shares owned by Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”). Decheng Capital Management II (Cayman), LLC (the “Fund II GP”) is the general manager of Fund II and Decheng Capital Management III (Cayman), LLC (the “Fund III GP”) is the general manager of Fund III. Xiangmin Cui is the sole manager of each of Fund II GP and Fund III GP. Each of Fund II GP and Xiangmin Cui may be deemed to share voting and dispositive power over the shares held directly by Fund II, and each of Fund III GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund III. As such, Fund II GP may be deemed to beneficially own the shares held by Fund II, Fund III GP may be deemed to beneficially own the shares held by Fund III, and Cui may be deemed to beneficially own the shares held by Fund II and Fund III.

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

(4)	Consisting of (i) 55,555 ordinary shares held of record by Mr. Edward Dongheng Liu, and (ii) 100,000 restricted shares, 37,500 of which have been vested, granted under the 2017 Omnibus Incentive Plan.

(5)
Consisting of (i) 220,098 restricted shares, 145,098 of which have been vested, held of record by Dr. Ramon W. Mohanlal, granted under the 2017 Omnibus Incentive Plan, and (ii) vested options to purchase 160,000 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(6)
Consisting of (i) 20,000 restricted shares, all of which have been vested, held of record by Dr. G. Kenneth Lloyd, granted under the 2017 Omnibus Incentive Plan, and (ii) vested options to purchase 55,500 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(7)
Consisting of (i) 137 restricted shares, all of which have been vested, held of record by Dr. Gordon Schooley granted under the 2017 Omnibus Incentive Plan, and (ii) vested options to purchase 45,000 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(8)	Consisting of options to purchase 37,500 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(9)	Consisting of options to purchase 11,500 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(10)	Consisting of 3,921 restricted shares, 568 of which have been vested, held of record by Mr. Patrick Fabbio, granted under the 2017 Omnibus Incentive Plan.

(11)	Consisting of 4,767 restricted shares, 1,132 of which have been vested, held of record by Mr. Matthew Kirkby, granted under the 2017 Omnibus Incentive Plan.

(12)
Consisting of 685,538 ordinary shares owned by Hover Dragon Investment Limited, an entity wholly owned by Winning View Investments Limited and 4,221 restricted shares, 995 of which have been vested, held by record by Dr. Quanqi Song. Dr. Quanqi Song, a member of our board of directors, is the sole shareholder of Winning View Investments Limited.

(13)	Consisting of 4,221 restricted shares, 995 of which have been vested, held of record by Dr. Yanbin Xie, granted under the 2017 Omnibus Incentive Plan.

(14)	Consisting of 4,767 restricted shares, 1,132 of which have been vested, held of record by Ms. Christine Ying Zhao, granted under the 2017 Omnibus Incentive Plan.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. None of our shareholders has different voting rights from other shareholders.

As of March 10, 2020, approximately 14,558,515 of our outstanding ordinary shares were held by 53 record holders in the U.S.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Since January 1, 2019, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party to and in which any of the members of our board of directors or senior management, holders of more than 10% of ordinary shares, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the transactions we describe below.

On March 19, 2019, we entered into loan agreements with each of Dr. Huang, Dr. Schooley and Ms. Yue Jia, our International Finance Manager, pursuant to which each of Dr. Huang, Dr. Schooley and Ms. Jia made loans to us which, in the aggregate, totaled $350,000.00, each at an annual interest rate of 0%. The loans were made to provide cash for our operating activities. As of the date of this annual report on Form 20-F, the loans have been fully repaid.

In July 2019, we entered into an agreement with Wanchun Biotech, pursuant to which we borrowed a one-year interest free loan of $1.98 million (RMB13.6 million). The loan was fully repaid in August 2019.

In October 2019, we borrowed a three-month interest-free loan of $2.5 million from Wanchun Biotech. The loan was fully repaid in December 2019.

In October and December 2019, we borrowed 60-day interest-free loans in an aggregate amount of $0.03 million (RMB0.2 million) from Wanchun Biotech. The terms of these loans were extended to June 2020 at maturity.

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

We are a holding company incorporated in the Cayman Islands. We will rely to some extent on dividends from our U.S., Australia and PRC subsidiaries for payment of any dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to make such dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Doing Business in China—In the future, we may rely to some extent on dividends and other distributions on equity from our principal operating subsidiaries to fund offshore cash and financing requirements” and “Item 4. Information on the Company—B. Business Overview—Government Regulation—Chinese Regulation—Regulation of Dividend Distribution.”

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

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2020 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

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

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•
the names and addresses of the members, together with a statement of the shares held by each member and such statement shall confirm (i) the amount paid, or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

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

On May 21, 2019, we entered into an Open Market Sale AgreementSM with the Agent, which was amended on February 7, 2020, in connection with our ATM Program. Pursuant to the Sales Agreement, we may offer and sell up to 2,202,080 ordinary shares in the aggregate from time to time through the Agent.

In June and July 2019, Wanchun Bulin and Wanchun Biotech entered into the Equity Purchase Agreements with certain investors led by Efung Capital, a leading healthcare and biopharmaceutical venture capital fund. Under these Equity Purchase Agreements, Wanchun Bulin agreed to sell 4.76% of its equity interest (“Subsidiary Equity Interests”) for aggregate cash consideration of RMB 100 million, or approximately $14.5 million, of which the sale of 3.38% of its equity interests has been completed for cash consideration of RMB 70 million, or approximately $10.1 million. Under the Equity Purchase Agreements, Wanchun Bulin has agreed to provide each investor customary preemptive rights and anti-dilution protection. We, through our indirect subsidiary, and Wanchun Biotech have each agreed to provide the investors with a right of first refusal and tag-along rights for any transfer of Wanchun Bulin equity. In addition, each investor has a right to receive its initial investment amount and any declared and unpaid dividend in preference to any other equity holder upon liquidation of Wanchun Bulin. Further, Efung Capital has the right to appoint a director to the board of directors of Wanchun Bulin.

On July 17, 2019, we entered into an underwriting agreement with William Blair & Company, L.L.C., relating to an offering of an aggregate of 2,058,825 of our ordinary shares. The public offering price was $17.00 per share, and the gross proceeds from the public offering were $35.0 million, before deducting underwriting discounts and commissions and other offering expenses.

On October 25, 2019, we entered into an underwriting agreement with Jefferies LLC and William Blair & Company, L.L.C., as representatives of the underwriters named therein, relating to an offering of an aggregate of 1,851,852 of our ordinary shares. The public offering price was $13.50 per share, and the gross proceeds from the public offering were $25.0 million, before deducting underwriting discounts and commissions and other offering expenses. On November 22, 2019, we sold an additional 57,144 ordinary shares to the underwriters pursuant to the exercise of their option to purchase additional shares.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82, issued by the SAT, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a Chinese enterprise or enterprise group as its primary controlling shareholder. Although BeyondSpring Inc. does not have a Chinese enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residence status of BeyondSpring Inc. and its subsidiaries organized outside China.

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

The implementation rules of the EIT Law provide that, (1) if the enterprise that distributes dividends is domiciled in China or (2) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a Chinese tax resident enterprise for Chinese tax purposes, any dividends we pay to our overseas shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income. If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends paid to us by our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated does not have such tax treaty with China. Under the arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. In February, 2018, the SAT promulgated the Announcement on Issues Relating to “Beneficial Owner” in Tax Treaties, which provides the criteria of determination of “Beneficial Owner”. For determination of “Beneficial Owner”, actual conditions of the specific case shall be taken into account to conduct a comprehensive analysis. Accordingly, BeyondSpring HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations and obtains the approvals as required.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Our annual report on Form 20-F and other information submitted by us to the SEC may be accessed through this website.

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

Interest and Credit Risk

We are not exposed to typical interest rate risk, which is the impact of interest rates on the cost of servicing and repaying debt. Our exposure to interest rate risk arises through movements in regard to interest income we earn on our deposits. We had cash in the amount of $35.9 million and $3.9 million at December 31, 2019 and December 31, 2018, respectively. Our cash is held at financial institutions that we believe to be of high credit quality. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of holders of our ordinary shares, which remain unchanged.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2019.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2019.

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

Patrick Fabbio, an independent director and a member of our audit committee, is an audit committee financial expert.

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

	Year Ended December 31,
	2018	2019
Audit Fees(1)	$393	$366
Audit-Related Fees(2)	75	144
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	$468	$510

(1)	“Audit Fees” represents the aggregate fees for the interim reviews and annual audit of our financial statements for 2019 as well as other assurance service.

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

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2018. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of BeyondSpring Inc. are included at the end of this annual report on Form 20-F.

Item 19.	Exhibits

1.1(1)	Amended and Restated Memorandum and Articles of Association of BeyondSpring Inc.
2.1(1)	Specimen Certificate for Ordinary Shares of BeyondSpring Inc.
2.2(2)	Description of Securities Registered under Section 12 of the Exchange Act
4.1(1)	Consulting Agreement, dated as of June 18, 2013, between Wanchun Pharma and GKOL Inc.
4.2(1)	First Amendment to the Consulting Agreement, dated as of March 30, 2014, among Wanchun Pharma, BeyondSpring U.S. and GKOL Inc.
4.3(2)	Eighth Amendment to the Consulting Agreement, dated as of January 1, 2020, between BeyondSpring U.S. and GKOL Inc.
4.4(1)	Termination Agreement, dated as of February 2, 2015, among BeyondSpring Inc., Wanchun Biotech and Nereus
4.5(1)	Amended and Restated Employment Agreement, dated as of November 10, 2016, between BeyondSpring U.S. and Lan Huang
4.6(1)	Amended and Restated Employment Agreement, dated as of November 10, 2016, between BeyondSpring U.S. and Ramon Mohanlal

4.7(1)	Amended and Restated Employment Agreement, dated as of November 10, 2016, between BeyondSpring U.S. and Gordon L. Schooley
4.8(1)	Form of Director and Executive Officer Indemnification Agreement
4.9(1)	BeyondSpring Inc. 2017 Omnibus Incentive Plan and related form agreements
4.10(1)	Form of Director Agreement
4.11(4)	Letter Agreement with respect to BPI-002 Milestone Stock Bonus Award, dated as of April 11, 2017, between BeyondSpring Inc. and Ramon Mohanlal
4.12(4)	Letter Agreement with respect to BPI-004 Milestone Stock Bonus Award, dated as of April 11, 2017, between BeyondSpring Inc. and Ramon Mohanlal
4.13(5)	Employment Agreement, dated as of March 26, 2018, between BeyondSpring U.S. and Edward Dongheng Liu
4.14(6)	Employment Agreement, dated as of June 8, 2018, between BeyondSpring U.S. and Richard Daly
4.15(2)	Amended and Restated Employment Agreement, dated as of January 1, 2020, between BeyondSpring U.S. and James Tonra
4.16(7)	Open Market Sale Agreement, dated as of May 21, 2019, between BeyondSpring Inc. and Jefferies LLC
4.17(8)	Amendment No. 1 to the Open Market Sale Agreement, dated as of February 7, 2020, between BeyondSpring Inc. and Jefferies LLC
4.18(9)
English Translation of the Capital Increase Agreement, dated as of June 14, 2019, among Dalian Wanchunbulin Pharmaceuticals Ltd., Wanchun Biotech Ltd. and Shenzhen Efung 9th Venture Investment Center (Limited Partnership)

4.19(9)
English Translation of the Capital Increase Agreement, dated as of July 3, 2019, among Dalian Wanchunbulin Pharmaceuticals Ltd., Wanchun Biotech Ltd. and Nanjing TEEWIN Investment Partnership (Limited Partnership)

4.20(2)	Amendment to Employment Agreement, dated as of September 24, 2019, between BeyondSpring US and Richard Daly
4.21(2)	Second Amendment to Employment Agreement, dated as of December 26, 2019, between BeyondSpring US and Richard Daly
4.22(2)	Letter Agreement, dated as of January 1, 2020, between BeyondSpring US and Lan Huang
4.23(2)	Letter Agreement, dated as of January 1, 2020, between BeyondSpring US and Edward Dongheng Liu
4.24(2)	Letter Agreement, dated as of December 9, 2019, between BeyondSpring US and Ramon W. Mohanlal
4.25(2)	Letter Agreement, dated as of January 1, 2020, between BeyondSpring US and Gordon Schooley
8.1(2)	List of Subsidiaries of BeyondSpring Inc.
12.1(2)	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2(2)	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(3)	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(3)	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1(2)	Consent of Ernst & Young Hua Ming LLP
15.2(2)	Consent of Maples and Calder (Hong Kong) LLP
15.3(2)	Consent of Han Kun Law Offices
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed with the Registration Statement on Form F-1 (File No. 333-214610), as amended, initially filed on November 15, 2016, and incorporated herein by reference.
(2)	Filed with this annual report on Form 20-F.
(3)	Furnished with this annual report on Form 20-F.
(4)	Incorporated by reference to the 2016 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 28, 2017.

(5)	Incorporated by reference to the 2017 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 3, 2018.
(6)	Incorporated by reference to the 2018 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 30, 2019.
(7)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on May 22, 2019, and incorporated by reference herein.
(8)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on February 7, 2020, and incorporated by reference herein.
(9)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on July 10, 2019, and incorporated by reference herein.

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
Date: April 30, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of BeyondSpring Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BeyondSpring Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using the modified retrospective approach in the year ended December 31, 2019.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP We have served as the Company’s auditor since 2015. Beijing, People’s Republic of China April 30, 2020

BEYONDSPRING INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		As of December 31,
	Note	2018	2019
		$	$
Assets
Current assets:
Cash and cash equivalents		3,889	35,933
Advances to suppliers		1,209	4,519
Due from related parties	5	481	-
Prepaid expenses and other current assets		292	410
Total current assets		5,871	40,862

Noncurrent assets:
Property and equipment, net	3	282	209
Operating lease right-of-use assets	11	-	2,538
Other noncurrent assets		910	946
Total noncurrent assets		1,192	3,693

Total assets		7,063	44,555

Liabilities and equity

Current liabilities:
Accounts payable		9,586	2,537
Accrued expenses		5,495	5,861
Current portion of operating lease liabilities	11	-	537
Due to related parties	5	-	29
Other current liabilities	12	1,364	1,089
Total current liabilities		16,445	10,053

Noncurrent liabilities:
Long-term loans	4	-	1,436
Operating lease liabilities	11	-	1,935
Total noncurrent liabilities		-	3,371

Total liabilities		16,445	13,424

Commitments and contingencies	13

BEYONDSPRING INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		As of December 31,
	Note	2018	2019
		$	$
Equity (deficit):
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 23,184,612 shares and 27,885,613 shares issued and outstanding as of December 31, 2018 and 2019, respectively)		2	3
Additional paid-in capital		170,950	246,979
Accumulated deficit		(178,760)	(216,845)
Accumulated other comprehensive income		42	140

Total BeyondSpring Inc. shareholders’ (deficit) equity		(7,766)	30,277
Noncontrolling interests		(1,616)	854
Total (deficit) equity		(9,382)	31,131

Total liabilities and equity (deficit)		7,063	44,555

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2017	2018	2019
		$	$	$

Revenue		-	-	-

Operating expenses
Research and development, including patent cost of $42,259 for the year ended December 31, 2017		(88,928)	(51,618)	(31,342)
General and administrative		(9,053)	(5,927)	(8,965)

Loss from operations		(97,981)	(57,545)	(40,307)
Foreign exchange gain (loss), net		555	(455)	(4)
Interest income		120	211	184
Interest expenses		-	-	(206)
Other income		918	315	-

Loss before income tax		(96,388)	(57,474)	(40,333)
Income tax benefit	6	-	-	-

Net loss		(96,388)	(57,474)	(40,333)
Less: Net loss attributable to noncontrolling interests		(4,625)	(2,605)	(2,248)
Net loss attributable to BeyondSpring Inc.		(91,763)	(54,869)	(38,085)

Net loss per share
Basic and diluted	7	(4.40)	(2.42)	(1.55)

Weighted average shares outstanding
Basic and diluted	7	20,866,084	22,665,265	24,645,714

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment (loss) gain		(1)	251	96
Comprehensive loss		(96,389)	(57,223)	(40,237)
Less: Comprehensive loss attributable to noncontrolling interests		(4,535)	(2,578)	(2,250)
Comprehensive loss attributable to BeyondSpring Inc.		(91,854)	(54,645)	(37,987)

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	BeyondSpring Inc.’s shareholders
	Ordinary share		Additional paid-in	Accumulated	Accumulated other comprehensive		Non controlling	Total equity
	Shares	Amount	capital	deficit	(loss) gain	Subtotal	interests	(deficit)
		$	$	$	$	$	$	$

Balances at January 1, 2017	16,879,628	2	44,369	(32,128)	(91)	12,152	147	12,299
Issuance of ordinary shares (Note 1)	4,828,297	-	89,443	-	-	89,443	-	89,443
Capital contribution shared by noncontrolling interests	-	-	(1,480)	-	-	(1,480)	1,480	-
Share-based compensation (Note 8)	822,777	-	18,815	-	-	18,815	3,868	22,683
Foreign currency translation adjustment (loss) gain	-	-	-	-	(91)	(91)	90	(1)
Net loss	-	-	-	(91,763)	-	(91,763)	(4,625)	(96,388)

Balances at December 31, 2017	22,530,702	2	151,147	(123,891)	(182)	27,076	960	28,036
Issuance of ordinary shares (Note 1)	739,095	-	13,245	-	-	13,245	-	13,245
Share-based compensation (Note 8)	(85,185)	-	6,558	-	-	6,558	2	6,560
Foreign currency translation adjustment gain	-	-	-	-	224	224	27	251
Net loss	-	-	-	(54,869)	-	(54,869)	(2,605)	(57,474)

Balances at December 31, 2018	23,184,612	2	170,950	(178,760)	42	(7,766)	(1,616)	(9,382)
Issuance of ordinary shares (Note 1)	4,588,574	1	68,565	-	-	68,566	-	68,566
Capital contribution from noncontrolling interests	-	-	5,941	-	-	5,941	4,142	10,083
Share-based compensation (Note 8)	112,427	-	2,101	-	-	2,101	-	2,101
Capital contribution shared by noncontrolling interests	-	-	(578)	-	-	(578)	578	-
Foreign currency translation adjustment (loss) gain	-	-	-	-	98	98	(2)	96
Net loss	-	-	-	(38,085)	-	(38,085)	(2,248)	(40,333)
Balances at December 31, 2019	27,885,613	3	246,979	(216,845)	140	30,277	854	31,131

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2017	2018	2019
		$	$	$
Cash flows from operating activities:
Net loss		(96,388)	(57,474)	(40,333)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation expenses	3	32	48	77
Share-based compensation	8	22,683	6,560	2,101
Research and development expense settled by share issuance	13	42,259	-	-
Other income from government grant		-	(307)	-

Changes in assets and liabilities:
Advances to suppliers		(726)	316	(3,310)
Due from related parties	5	-	(481)	481
Prepaid expenses and other current assets		96	(28)	(137)
Operating lease right-of-use assets		-	-	650
Other noncurrent assets		(240)	(549)	(36)
Accounts payable		2,935	6,207	(7,049)
Due to related parties		(210)	-	-
Accrued expenses		699	4,688	366
Operating lease liabilities		-	-	(697)
Other current liabilities		64	1,065	(275)
Net cash used in operating activities		(28,796)	(39,955)	(48,162)

Cash flows from investing activities:
Acquisitions of property and equipment		(76)	(207)	(4)
Purchase of short-term investments		(3,074)	-	-
Proceeds from maturity of short-term investments		-	3,074	-
Net cash (used in) provided by investing activities		(3,150)	2,867	(4)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discounts and commissions	1	50,505	14,000	69,454
Capital contributions from noncontrolling interests		-	-	10,083
Payments of offering costs		(2,783)	(755)	(888)
Proceeds from loans	4	-	-	2,986
Proceeds from related party borrowings	5	-	-	5,894
Repayments of loans	4	-	-	(1,493)
Repayments of related party borrowings	5	-	-	(5,865)
Net cash provided by financing activities		47,722	13,245	80,171

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2017	2018	2019
		$	$	$

Effect of foreign exchange rate changes		18	251	39

Net increase (decrease) in cash and cash equivalents		15,794	(23,592)	32,044
Cash at beginning of year		11,687	27,481	3,889
Cash at end of year		27,481	3,889	35,933

Supplemental disclosures of cash flow information:
Interest paid		-	-	202

Non-cash activities:
Research and development expense settled by share issuance	13	42,259	-	-

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
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

On March 14, 2017, the Company completed its initial public offering (“IPO”) on the NASDAQ Capital Market. 174,286 ordinary shares were sold at $20.00 per share (the “IPO Price”). In conjunction with the IPO, 2,541,048 ordinary shares were sold in a private placement to certain investors at the same IPO Price. Net proceeds from the IPO and private placement after deducting underwriting discount and offering expenses were $47,184. The underwriting discount and offering expenses including those recorded as deferred IPO costs were recorded as a reduction of the proceeds received from the IPO in the shareholders’ equity. Immediately prior to the IPO, the Company issued 2,112,963 ordinary shares to NPBSIPO Liquidating Trust, or Nereus Trust in connection with termination of royalty payment arrangement (Note 12).

In May 2018, the Company entered into various agreements with certain third-party investors to issue 739,095 ordinary shares of the Company with a par value $0.0001 per share for an aggregate cash consideration of $20,000 or $27.06 per ordinary share. To date, the Company received gross proceeds of $14,000 (net proceeds of $13,245) from the issuance.

On May 21, 2018, Beijing Wanchun Pharmaceutical Technology Ltd. was incorporated in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”).

On May 21, 2019, the Company entered into a sales agreement with Jefferies LLC (“Jefferies”) to act as an agent in selling the Company’s ordinary shares in an at-the-market (“ATM”) offering program for up to an aggregate offering proceeds of $30,000 on mutually agreed terms. In July 2019, ATM offering was suspended. The Company has issued a total of 620,753 ordinary shares from the ATM offering, and received an aggregate net proceeds of $12,417.

On June 14, 2019 and July 3, 2019, certain investors led by Shenzhen Efung 9th Venture Investment Center (Limited Partnership) (“Efung Capital”) entered into investment agreements with Wanchunbulin, to invest $14,537 (RMB100,000) for a total of 4.76% equity interest of Wanchunbulin. To date, the Company has received $10,083 (RMB70,000) from this equity financing.

On June 25, 2019, SEED Therapeutics Inc. (“SEED”) was incorporated in the British Virgin Islands (“BVI”) as a wholly owned subsidiary of the Company.

In July 2019, the Company completed a public offering of the issuance of 2,058,825 ordinary shares of the Company at $17.00 per share for net proceeds of $32,481.

In October and November 2019, the Company completed a public offering of the issuance of 1,908,996 ordinary shares of the Company at $13.50 per share for net proceeds of $23,668.

On December 9, 2019, SEED Technology Limited (“SEED Technology”) was incorporated in the BVI as a wholly owned subsidiary of Wanchunbulin.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business (continued)

As of December 31, 2019, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities
BeyondSpring Pharmaceuticals Inc. (“BeyondSpring US”)	Delaware, United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	BVI	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited (“BeyondSpring HK”)	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited (“BVI Biotech”)	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Shenzhen) Ltd. (“Wanchun Shenzhen”)	PRC	April 23, 2015	100%	Holding company

Wanchunbulin	PRC	May 6, 2015	57.97%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

Beijing Wanchun Pharmaceutical Technology Ltd. (“Beijing Wanchun”)	PRC	May 21, 2018	57.97%	Clinical trial activities

SEED	BVI	June 25, 2019	100%	Holding company

SEED Technology	BVI	December 9, 2019	57.97%	Holding company

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
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

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future, and has primarily funded these losses through equity financings. The Company incurred a net loss of $40,333 during 2019 and has an accumulated deficit of $216,845 as of December 31, 2019. Net cash used in operations was approximately $48,162 for the year of 2019. As of December 31, 2019, the Company had $30,809 net current assets and $35,933 of cash and cash equivalents on hand.

The Company is implementing a cost reduction plan, which includes the deferral of certain research, development and clinical projects and reduction of administrative expenses until it obtains additional financings. With the implementation of cost reduction plan, the Company anticipates that its current financial resources will enable it to meet its operational expenses and capital expenditures into the second quarter of year 2021.

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include, but are not limited to, share-based compensation, clinical trial accrual, valuation allowance for deferred tax assets, estimating uncertain tax position, measurement of right-of-use assets and lease liabilities and estimating of useful life for property and equipment. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Foreign currency translation and transactions (continued)

Functional currency translation

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents.

Advances to suppliers

Advances to suppliers consist of cash to contractors and vendors for services and materials that have not been provided or received. Advances to suppliers are reviewed periodically to determine whether their carrying values have become impaired. The Company considers the assets to be impaired if it is doubtful that the services and materials will be or can be provided by the suppliers. As of December 31, 2018 and 2019, there were no allowances provided.

Leases

Effective January 1, 2019, the Company adopted ASC 842, Leases (“ASC842”) using the modified retrospective transition approach and did not restate comparative periods. The Company determines if an arrangement is a lease at inception. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component based on the Company’s policy election to combine lease and non-lease components for its leases. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Company’s lease portfolio consists entirely of operating leases as of December 31, 2019. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

At the commencement date of a lease, the Company determines the classification of the lease based on the relevant factors present and records right-of-use (“ROU”) assets and lease liabilities. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Company’s leases is not typically readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise that option.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Leases (continued)

Operating leases are included in operating lease right-of-use assets and lease liabilities on the consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.

Leases with an initial lease term of 12 months or less are not recorded on the consolidated balance sheets. Lease expense for these leases is recognized on a straight-line basis over the lease term.

Upon adoption of ASC 842, the Company recognized a lease liability of $3,169, with corresponding ROU assets of $3,188 based on the present value of the remaining minimum rental payments under existing operating leases. The difference between the lease liability and ROU asset relates to the recognition of existing prepaid rent balance of $19 as ROU asset. The adoption of the standard did not have material impact on the Company’s consolidated statements of operations or cash flows.

The cumulative effect of changes made to the Company’s consolidated balance sheet as of January 1, 2019 for the adoption of the ASC 842 were as follows:

	Balance at December 31, 2018	Adjustments due to Lease ASUs	Balance at January 1 2019
	$	$	$
Assets:
Prepaid expenses and other current assets	292	(19)	273
Operating lease right-of-use assets	-	3,188	3,188
Liabilities:
Current portion of operating lease liabilities	-	605	605
Operating lease liabilities	-	2,564	2,564

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Property and equipment (continued)

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

Impairment of long-lived assets

Long-lived assets are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell. For the years ended December 31, 2019, 2018 and 2017, the Company did not record any impairment losses on its long-lived assets.

Fair value measurements

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

Financial instruments of the Company primarily include cash and cash equivalents, due from related parties, due to related parties, accounts payable and long-term loans. Except for the long-term loans, the carrying values of these financial instruments approximated their fair value due to their short-term nature as of December 31, 2018 and 2019.

As of December 31, 2019, the total carrying amount of long-term loans was $1,436, compared with an estimated fair value of $1,373. The fair value of the long-term debt is estimated by discounting cash flows using interest rates currently available for debts with similar terms and maturities (Level 2 fair value measurement).

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Segment information (continued)

The Company had no revenue for all years presented. The following table summarizes property and equipment of the Group by geographical location:

	December 31,
	2018	2019

PRC	73	52
U.S.	208	157
Australia	1	-

Total	282	209

Comprehensive loss

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
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

Awards granted to non-employees

Prior to January 1, 2019, the Company accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505, Equity. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if the Company had paid cash for the services provided by the non-employees in accordance with ASC 505-50, Equity-based Payments to Non-Employees. The Company estimated the fair value of share options granted to non-employees using the same method as employees.

Effective January 1, 2019, the Company adopted ASU No. 2018-07, Compensation—Stock Based Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), and accounted for equity instruments issued to non-employees under the existing guidance of ASC 718. The adoptions of ASU 2018-07 did not have material impact on the Company’s consolidated financial statements.

Modification, replacements or cancellation of awards

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. Cancellation of an award accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a modification of the terms of the cancelled award. Cancellation of an award without the concurrent grant or offer of a replacement award is treated as a settlement for no consideration.  There were no modifications to the awards during the year ended December 31, 2019 and 2018, and 335,900 and nil share options were cancelled during the years ended December 31, 2019 and 2018, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
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

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents is held at financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on cash and cash equivalents to date. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Business, customer, political, social and economic risks

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in clinical research organizations; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth. The Company’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC.

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Concentration of risks (continued)

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of RMB against the U.S. dollar was approximately 1.3% for the year ended December 31, 2019, the depreciation of RMB against the U.S. dollar was approximately 5.7% for the year ended December 31, 2018 and the appreciation of RMB against the U.S. dollar was approximately 6.5% for the year ended December 31, 2017, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Recent accounting pronouncements

New accounting standards have not yet been adopted

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Company does not expect the impact of this guidance to have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

3.	Property and equipment, net

Property and equipment consisted of the following:
	December 31,
	2018	2019

Office equipment	143	150
Laboratory equipment	111	114
Motor vehicles	23	23
Leasehold improvements	109	103

	386	390
Less: accumulated depreciation	(104)	(181)

Property and equipment, net	282	209

Depreciation expenses for the years ended December 31, 2017, 2018 and 2019 were $32, $48 and $77, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

4.	Long-term loans

In January 2019, the Company obtained a RMB denominated loan with a principal amount of $1,493 (RMB10,000) from a third party, which bears an annual interest rate of 15% and is guaranteed by the Founder, Mr. Linqing Jia. The loan was repaid in August 2019.

In March 2019, the Company obtained a three-year term RMB denominated loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears an annual interest rate of 120.0% of the three-year loan interest rate quoted by the PBOC. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. The maturity date of the loan is March 28, 2022.

5.          Related party transactions

The related party transactions for the years presented were as follows:

Loan to a related party

In December 2018, the Company provided an interest-free loan amounting to $481 to Dr. Ramon Mohanlal, the Chief Medical Officer of the Company. $100 of the loan was repaid in February 2019 and the remaining amount was fully repaid in April 2019.

Loans from related parties

In March 2019, the Company borrowed interest-free loans totaling $350 from Lan Huang, the Chief Executive Officer, Gordon Schooley, the Chief Regulatory Officer, and Yue Jia, the International Finance Manager. These loans were fully repaid in August 2019.

In April 2019, the Company entered into an agreement with Shenzhen Sangel Zhichuang Investment Co., Ltd., to borrow $1,000, which bears an annual interest rate of 15% and is guaranteed by the Founder, Mr. Linqing Jia. The loan and related interest were fully repaid in August 2019.

In July 2019, the Company entered into an agreement with the noncontrolling shareholder of the Company, Dalian Wanchun Biotechnology Co., Ltd. (“Wanchun Biotech”), to borrow a one-year interest free loan of $1,978 (RMB13,600). The loan was fully repaid in August 2019.

In October 2019, the Company borrowed a three-month interest-free loan of $2,537 from Wanchun Biotech. The loan was fully repaid in December 2019.

In October and December 2019, the Company borrowed 60-day interest-free loans totaling of $29 (RMB200) form Wanchun Biotech, the maturity of the above loans was extended to June 2020 at their expiration.

Purchase from related parties

On January 13, 2017, Wanchunbulin entered into purchase contracts with Wanchun Biotech to purchase drugs from Wanchun Biotech for clinical research purpose. During the years ended December 31, 2017, 2018 and 2019, Wanchun Biotech purchased drugs amounting to $547 (RMB3,770), nil and nil from third party vendors and sold to Wanchunbulin without any margin, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

6.	Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands, and is not subject to income tax under the current laws of the Cayman Islands.

BVI

BeyondSpring Ltd., BVI Biotech, SEED  and SEED Technology are incorporated in the BVI, and are not subject to income tax under the current laws of the BVI.

U.S.

BeyondSpring US is incorporated in Delaware, the U.S. It is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the years ended December 31, 2018 and 2019, and 35% for the year ended December 31, 2017. BeyondSpring US had no taxable income for all years presented and therefore, no provisions for income taxes were recorded.

In December 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017.

Australia

BeyondSpring Australia incorporated in Australia is subject to corporate income tax at a rate of 30%. BeyondSpring Australia had no taxable income for all years presented and therefore, no provision for income taxes is required.

Hong Kong

BeyondSpring HK is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. BeyondSpring HK had no taxable income for all years presented and therefore, no provision for income taxes is required.

PRC

Wanchun Shenzhen, Wanchunbulin and Beijing Wanchun are subject to the statutory tax rate of 25% in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which was effective since January 1, 2008.

The components of losses before income taxes are as follows:

	Year Ended December 31,
	2017	2018	2019

Cayman Islands	2,045	3,305	3,843
U.S.	80,008	23,347	17,251
PRC	11,341	6,742	5,586
BVI	2,498	22,979	13,568
Australia	496	1,101	85

Net loss before income taxes	96,388	57,474	40,333

There were no provisions for current and deferred income taxes because the Company and all of its subsidiaries were losses making and were at cumulative losses for the years presented.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

6.	Income taxes (continued)

A reconciliation of the differences between income tax benefits and the amounts computed by applying the U.S. Federal corporate income tax rate of 35% for the year 2017, and 21% for the years of 2018 and 2019 are as follows:

	Year Ended December 31,
	2017	2018	2019

Net loss before income taxes	96,388	57,474	40,333

Expected income tax benefit	33,736	12,069	8,470
Tax rate differential	5,796	(2,121)	(3,425)
Non-deductible expenses	(25,299)	(880)	(5,228)
Research tax credits	-	-	2,360
Deemed disposal gain*	(10,506)	-	-
Impact of U.S. statutory tax rate change	(2,943)	-	-
Non-taxable income	227	75	-
Others	74	(143)	(99)
Change in valuation allowance	(1,085)	(9,000)	(2,078)

Total income tax benefit	-	-	-

*Arose from intragroup transfer of certain intellectual property rights.

Net deferred tax assets as of December 31, 2018 and 2019 consisted of the following:

	December 31,
	2018	2019
Deferred tax assets:
Net operating loss carryforward	13,403	14,345
Intangible asset	191	69
Deferral of tax deduction of R&D expense	2,891	4,149
Share based compensation	2,754	404
Research tax credits	-	2,360
Lease liability obligation	-	519
Total deferred tax assets	19,239	21,846

Deferred tax liabilities:
Right of use lease assets	-	(529)
Total deferred tax liabilities	-	(529)

Total gross deferred tax assets	19,239	21,317
Less: valuation allowance	(19,239)	(21,317)

Net deferred tax assets	-	-

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

6.	Income taxes (continued)

Valuation allowances have been provided on deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company recorded a full valuation allowance against deferred tax assets.

As of December 31, 2019, the Company had U.S. and PRC tax loss carryforwards of approximately $56,914 and $1,726, respectively. For losses occurred in the U.S. in years after December 31, 2017, the Tax Cuts and Jobs Act included a limitation of the deduction for net operating losses to 80% of current year taxable income and a provision where such losses can be carried forward indefinitely. Loss carryforwards in 2017 and prior years are not limited in their current usage, and can be carried forward for 20 years after the year they were generated. Whereas the PRC unused tax losses can be carryforward for 5 years and $1,726 will fully expire by 2024 if not utilized.

The gross unrecognized tax benefits for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31,
	2017	2018	2019

Beginning balance, as of January 1	-	219	827
Additions based on tax positions related to prior tax years	-	608	332
Additions based on tax positions related to the current tax year	219	-	-
Ending balance, as of December 31	219	827	1,159

As of December 31, 2019 and 2018, gross unrecognized tax benefits were $1,159 and $827, respectively, None of the unrecognized tax benefits would impact the consolidated income tax rate if ultimately recognized due to full valuation allowances. The amount accrued for interest and penalties related to uncertain tax positions was not significant for any period presented. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months.

The Company’s subsidiaries in the U.S., Australia and PRC filed income tax returns in the U.S., Australia and PRC, respectively. For the entity in the U.S., the tax returns are subject to U.S. federal and state income tax examination by tax authorities for tax years beginning in 2016. For the entity in Australia, the tax returns are open to examination by Australian Taxation Office for tax years beginning in 2016. For entities in the PRC, the tax returns for tax years after 2015 are open to examination by the PRC taxing authorities.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

7.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Year Ended December 31,
	2017	2018	2019
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(91,763)	$(54,869)	$(38,085)

Denominator:
Weighted average number of ordinary shares outstanding —basic and diluted	20,866,084	22,665,265	24,645,714

Net loss per share—basic and diluted	$(4.40)	$(2.42)	$(1.55)

The effects of all share options and unvested restricted shares were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive during the years ended December 31, 2017, 2018 and 2019.

8.	Share based compensation

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

8.	Share based compensation (continued)

Restricted shares

The following table summarizes the Company’s employee restricted share activities under the 2017 Plan:

	Numbers of shares	Weighted average grant date fair value
		$

Outstanding at December 31, 2016	-	-
Granted	1,141,477	20.76
Vested	(434,615)	22.19
Forfeited	(318,700)	19.80
Outstanding at December 31, 2017	388,162	19.93
Granted	9,815	19.50
Vested	(147,727)	19.88
Forfeited	(95,000)	19.96
Outstanding at December 31, 2018	155,250	19.94
Granted	112,427	14.11
Vested	(113,102)	17.90
Forfeited	-	-
Outstanding at December 31, 2019	154,575	17.19
Expected to vest at December 31, 2019	99,575	17.19

As of December 31, 2019, there was $859 of total unrecognized share-based compensation cost, related to unvested and expected to vest restricted shares. This unrecognized share-based compensation cost is expected to be recognized over an estimated weighted-average period of 1.61 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

8.	Share based compensation (continued)

Share options

The following table summarizes the Company’s share option activities under the 2017 Plan:

	Numbers of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Average intrinsic value
		$	$	Years	$

Outstanding at December 31, 2016	-	-
Granted	343,000	29.00	19.91
Outstanding at December 31, 2017	343,000	29.00		9.98	27.00
Granted	130,000	25.08	14.49
Forfeited	(7,100)	29.00	19.91
Outstanding at December 31, 2018	465,900	27.91		9.12	-
Granted	19,700	13.96	8.63
Canceled	(335,900)	29.00	19.91
Outstanding at December 31, 2019	149,700	23.61		8.69	-
Exercisable as of December 31, 2019	40,690	24.12		8.63	-
Vested and expected to vest at December 31, 2019	132,040	23.45		8.71	-

As of December 31, 2019, there was $610 of total unrecognized share-based compensation cost, related to unvested and expected to vest share options. This unrecognized share-based compensation cost is expected to be recognized over an estimated weighted-average period of 1.47 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

8.	Share based compensation (continued)

Fair value of options (continued)

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	December 31,
	2017	2018	2019

Fair value of ordinary share	34.00	24.87~26.09	13.96
Risk-free interest rate	2.28%	2.73%~2.89%	1.62%~1.68%
Expected term	5.5 years	5.9~6.2 years	5.0~7.1 years
Expected volatility	60%	60%	70%
Expected dividend yield	0%	0%	0%
Contractual life	10 years	10 years	10 years

The following table summarizes total share-based compensation expense recognized for the years ended December 31, 2017, 2018 and 2019:

	December 31,
	2017	2018	2019

Research and development	17,753	6,821	630
General and administrative	4,930	(261)	1,471

Total	22,683	6,560	2,101

9.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $38, $54 and $82 for the years ended December 31, 2017, 2018 and 2019, respectively.

10.	Restricted net assets

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
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

10.	Restricted net assets (continued)

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

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as dividends. Wanchunbulin and Beijing Wanchun were established as domestic invested enterprises and therefore is subject to the above mandated restrictions on distributable profits.

Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2018 and 2019, restricted net assets of the Company’s PRC subsidiaries were $nil and $2,032, respectively.

11.	Lease

The Company has operating lease for offices in the U.S. and China with remaining lease term of approximately 4 years and 0.67 year, respectively. The operating lease in China includes option to extend the leases that have not been included in the calculation of the Company’s lease liabilities and ROU assets. Total expenses incurred under the operating leases for the years ended December 31, 2017, 2018 and 2019 were $200, $548 and $816, respectively.

Supplemental balance sheet information related to leases was as follows:

As of December 31, 2019
$

Operating lease right-of-use asset	2,538

Current portion of operating lease liabilities	537
Operating lease liabilities	1,935
Total lease liabilities	2,472

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

11.	Lease (continued)

Maturities of operating lease liabilities are as follows:

$

Year ending December 31, 2020	763
Year ending December 31, 2021	766
Year ending December 31, 2022	770
Year ending December 31, 2023	708
Total lease payment	3,007
Less imputed interest	(535)

Present value of lease liabilities	2,472

Other supplemental information related to leases is summarized below:

Year ended December 31, 2019
$
Operating cash flows used in operating lease	863

As of December 31, 2019

Weighted average remaining lease term (years)	4.00
Weighted average discount rate	8.4%

The Company adopted the Lease ASUs effective January 1, 2019 and did not restate prior periods. The undiscounted future minimum payments under non-cancelable operating leases as of December 31, 2018, prior to the adoption of the Lease ASUs was as follows:

$

Year ending December 31, 2019	792
Year ending December 31, 2020	798
Year ending December 31, 2021	786
Year ending December 31, 2022	789
Year ending December 31, 2023	793

Total	3,958

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

12.	Supplemental Balance Sheet Information

Other current liabilities consist of the following:

	December 31,
	2018	2019

Compensation related	237	226
Professional services	237	-
Other taxes related	778	798
Other	112	65

Total	1,364	1,089

13.	Commitments and contingencies

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

14.	Subsequent events

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China, and has since spread across the world. The World Health Organization characterized COVID-19 as a pandemic on March 11, 2020. The outbreak has impacted the Company’s operations, including the temporary closures of offices, quarantines of individuals, travel bans, delays in enrollments of patients in the Company’s clinical trials in certain regions, and regulatory interactions and inspection. If the COVID-19 outbreak is not effectively controlled in a short period of time, the Company’s business and results of operations could be adversely affected, to the extent the COVID-19 outbreak harms the PRC and world economy generally, or otherwise harms the business of the Company’s suppliers, who may experience temporary suspension of their clinical trial activities, and delays in providing clinical supplies of the Company’s product candidates. The Company may also encounter potential disruptions in raising additional capital through additional equity and/or debt financing. Given the uncertainty of the situation, the effects of the spread of COVID-19 and the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.