Form 20-F
period 2021-12-31
BeyondSpring Inc.
filed 2022-04-14
CIK 1677940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 38,927,563 Ordinary Shares as of December 31, 2021.

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements about:

●	the initiation, timing, progress and results of our studies in animals and clinical trials, and our research and development programs;

●	our ability to advance our product candidates into, and successfully complete, clinical trials;

●	our reliance on the success of our clinical-stage product candidates;

●	the timing or likelihood of regulatory filings and approvals;

●

our ability to address the concerns identified in the Complete Response Letter issued by the Food and Drug Administration, or FDA, in November 2021 regarding the New Drug Application, or NDA, seeking approval of Plinabulin in combination with granulocyte colony-stimulating factor, or G-CSF, for the prevention of chemotherapy-induced neutropenia, or CIN;

●	the commercialization of our product candidates, if approved;

●	our ability to develop sales and marketing capabilities;

●	the pricing and reimbursement of our product candidates, if approved;

●	the implementation of our business model, strategic plans for our business and technology;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

●	costs associated with defending intellectual property infringement, product liability and other claims;

●	regulatory development in the United States, China and other jurisdictions;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

●	our ability to maintain and establish collaborations or obtain additional grant funding;

●	the rate and degree of market acceptance of our product candidates;

●	developments relating to our competitors and our industry, including competing therapies;

●	our ability to effectively manage our anticipated growth;

●	our ability to attract and retain qualified employees and key personnel;

●	our expectations regarding the period during which we qualify as an emerging growth company under the U.S. Jumpstart Our Business Startups Act, or the JOBS Act;

●	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

●	the future trading price of our ordinary shares and impact of securities analysts’ reports on these prices;

●

the impact of widespread health developments, including the global coronavirus (COVID-19) pandemic, and the responses thereto, which could materially and adversely affect, among other things, enrollment of patients in our clinical trials, timing and completion of regulatory or other required inspections, our expected timeline for data readouts of our clinical trials and certain regulatory filings for our product candidates, and the review and approval timeline of regulatory authorities; and

●	other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Summary

Risks Related to Our Financial Position and Need for Additional Capital

●	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

●	We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses for the foreseeable future.

●

We will need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our current or future product candidates.

Risks Related to Clinical Development of Our Product Candidates

●

We depend substantially on the success of Plinabulin, which is being developed for multiple indications. Clinical trials of Plinabulin or any other product candidates we develop may not be successful. If we are unable to commercialize Plinabulin or any of our other product candidates, or experience significant delays in doing so, our business will be materially harmed.

●

If the FDA does not approve our NDA for Plinabulin in combination with G-CSF for the prevention of CIN, or the FDA’s review or approval of our NDA for Plinabulin in such indication is significantly delayed or prolonged, or the continued development of Plinabulin in such indication is significantly delayed or terminated, our business and results of operations could be significantly adversely affected.

●

All of our current clinical trials involve Plinabulin for multiple indications and we may not be successful in our efforts to identify or discover additional product candidates. Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize the development of Plinabulin for multiple indications. If our current Plinabulin-based product candidates fail to become viable products, or fail to become viable products in a timely manner, our business will be adversely affected.

●	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Risks Related to Obtaining Regulatory Approval for Our Product Candidates

●

The regulatory approval processes of the FDA, the National Medical Products Administration, or NMPA, which is the successor to the China Food and Drug Administration, or CFDA, the European Medicines Agency, or EMA, and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our current product candidates or any future product candidates we may develop, our business will be substantially harmed.

●

Regulatory approval may be substantially delayed or may not be obtained for one or all of our product candidates or target indications if regulatory authorities require additional time or studies to assess the safety or efficacy of our product candidates.

●

The results from our Phase 2/3 trials in CIN (PROTECTIVE-1 and PROTECTIVE-2) and our Phase 3 trial in advanced non-small cell lung cancer, or NSCLC (DUBLIN-3) may not be sufficiently robust to support the submission or approval of marketing applications for our product candidates. The FDA, NMPA, EMA or other regulatory authorities may require us to provide additional clinical data to support the current clinical trials (PROTECTIVE-1, PROTECTIVE-2 and DUBLIN-3) or comply with conditions placed on the regulatory approval of our product candidates.

Risks Related to Commercialization of Our Product Candidates

●

If we are not able to obtain, or experience delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

●

Even if any of our product candidates receives regulatory approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

●

Any commercialization efforts by us will require us to develop sales, marketing and distribution capabilities through arrangements with third parties or internally. If we are unable to or enter into agreements with third parties to market and sell our product candidates or to establish marketing and sales capabilities, we may not be able to generate product sales revenue.

Risks Related to Our Intellectual Property

●

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

●	We may not be able to protect our intellectual property rights throughout the world.

●

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

●

We rely on third parties to conduct our studies in animals and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

●

We expect to rely on third parties to manufacture our product candidate supplies, and we intend to rely on third parties for the manufacturing process of our product candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

●	We have formed, and may form or seek collaborations, strategic alliances or acquisitions or enter into licensing arrangements in the future, and we may not realize the benefits of these arrangements.

Risks Related to Our Industry, Business and Operation

●

We may be limited in the promotional claims we can make and may not be able to use information about competing therapies to promote or market Plinabulin, if approved, without incurring significant regulatory or enforcement risks.

●	We have limited rights to Plinabulin inside China.

●	Our future success depends on our ability to retain our Chief Executive Officer and other key executives and to attract, retain and motivate qualified personnel.

Risks Related to Our Doing Business in China

●	The current tensions in international economic relations may negatively affect the process of our clinical trials, the cost of our operations and the growth of our business.

●	It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

●	The pharmaceutical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our drugs.

●

Changes in the political and economic policies of the Chinese government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the market price of our ordinary shares.

●	Changes in U.S. and Chinese regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares.

Risks Related to Our Ordinary Shares

●	The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to you.

●	Sales or the availability for sales of substantial amounts of our ordinary shares in the public market could cause the price of our ordinary shares to decline significantly.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ordinary shares for return on your investment.

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

We are focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. Our limited operating history, particularly in light of the rapidly evolving cancer treatment field, may make it difficult to evaluate our current business and prospects for future performance. Our short history makes any assessment of our future performance or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields as we seek to transition to a company capable of supporting commercial activities. In addition, as a new business, we may be more likely to encounter unforeseen expenses, difficulties, complications and delays due to limited experience. If we do not address these risks and difficulties successfully, our business will suffer.

We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses for the foreseeable future.

Pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or achieve commercial viability and acceptance by patients, doctors and payors. We have devoted most of our financial resources to research and development, including our studies in animals and clinical trials. We have not generated any revenue from product sales to date, and we continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2010. For the years ended December 31, 2019, 2020 and 2021, we reported a net loss of $40.3 million, $63.8 million and $68.2 million, respectively, and had an accumulated deficit of $277.8 million and $342.0 million as of December 31, 2020 and 2021, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, and begin to commercialize approved drugs, if any. Typically, it takes many years to develop one new drug from the time it is discovered to when it is available for treating patients. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase our expenses and adversely affect our ability to generate revenue. The size of our future net losses will depend, in part, on our ability to manage these aspects of our business. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, we may never become profitable. For example, in November 2021, we received a Complete Response Letter from the FDA for the NDA seeking approval of Plinabulin in combination with G-CSF for the prevention of CIN. Although we expect to work closely with the FDA to consider the possible future clinical and regulatory pathway for the CIN prevention indication, we may not be successful in obtaining approval from the FDA and as a result may incur substantial losses. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We expect our research and development expenses to continue to be significant in connection with our continued investment in our ongoing and planned clinical trials for our current product candidates and any future product candidates we may develop. After we have determined the regulatory pathway for our product candidates in the U.S., we will evaluate whether to seek a commercialization partner or to build in-house commercialization capabilities. As a result, we expect to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. These losses have had and will continue to have a material adverse effect on our shareholders’ equity, financial position, cash flows and working capital.

We will need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our current or future product candidates.

We have financed our operations with a combination of equity offerings, shareholder and third-party loans, including bank loans, and collaboration arrangements. We have financed the operations of our subsidiary, SEED Therapeutics Inc., or SEED, through the issuance of ordinary and preferred shares and through collaboration payments from Eli Lilly and Company, or Lilly. Through December 31, 2021, we have raised approximately $296.0 million in equity financing, $10.2 million of issuance of noncontrolling interests, $5.3 million of issuance of preferred shares of SEED, $2.1 million from bank loans, of which $0.6 million has been forgiven in July 2021 and $1.5 million has been repaid in March 2022, $2.5 million in third party loans, of which $1.0 million has since been converted into an equity investment and $1.5 million has been repaid, and $14.4 million in shareholder loans, of which $6.0 million has been repaid and $8.4 million was assumed by Wanchun Biotech, the former holding company of our U.S. subsidiary, on July 20, 2015 pursuant to our internal restructuring, $10.0 million upfront payment to SEED from Lilly, and approximately $31.0 million upfront payment to our partially owned subsidiary, Dalian Wanchunbulin Pharmaceuticals Ltd., or Wanchunbulin, from Jiangsu Hengrui Pharmaceuticals Co., Ltd., or Hengrui. Our product candidates will require the completion of regulatory review, significant marketing efforts and substantial investment before they can provide us with any product sales revenue.

Our operations have consumed substantial amounts of cash since inception. The net cash used for our operating activities was $48.2 million, $43.7 million and $47.2 million for the years ended December 31, 2019, 2020 and 2021, respectively. We expect to continue to spend substantial amounts on discovering new product candidates and advancing the clinical development of our product candidates. We have partnered with Hengrui for the commercialization of Plinabulin in Greater China. After we have determined the regulatory pathway for our product candidates in the U.S., we will evaluate whether to seek a commercialization partner or to build in-house commercialization capabilities for the U.S. and rest of the world.

We will need to obtain additional financing to fund our future operations. We will need to raise additional financing to conduct additional clinical trials that may be required by the FDA to support the NDA approval for prevention of CIN and to meet any regulatory requirements for additional clinical trials to support a potential NDA filing for NSCLC.  We will also need to obtain additional financing to complete the development and commercialization of our future product candidates. Moreover, our operating expenses and other contractual commitments are substantial and are expected to increase in the future.

Our future funding requirements will depend on many factors, including, but not limited to:

●	the costs of our current, planned and potential future clinical trials;

●	the outcome, timing and cost of regulatory approvals by the FDA, NMPA, EMA, and comparable regulatory authorities, including any additional studies we may be required to perform;

●	the cost of commercialization of our product candidates;

●	the cost and timing of completion of commercial-scale outsourced manufacturing activities;

●	the amount of profit we earn from product candidates that we succeed in commercializing, if any;

●	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

●	the expenses associated with any potential future collaborations, licensing or other arrangements that we may establish;

●	cash requirements of any future acquisitions;

●	the costs of operating as a public company;

●	the time and cost necessary to respond to technological and market developments; and

●	the number and characteristics of product candidates that we may develop and expenses associated with that development.

We may finance future cash needs through equity and debt financing, potential licensing and partnership arrangements, and sale of products after obtaining regulatory approvals. The issuances of additional equity securities by us may result in dilution in the equity interests of our current shareholders. Obtaining commercial loans, assuming those loans will be available, will increase our liabilities and future cash commitments. General market conditions and the Complete Response Letter received from the FDA may make it very difficult for us to seek financing from the capital markets. We may not be able to complete financing on reasonable terms or at all. If we are unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success will be materially and adversely affected. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. Our inability to obtain additional funding when we need it could seriously harm our business.

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

●

developing a sustainable and scalable manufacturing process for our product candidates and any approved products, including establishing and maintaining commercially viable supply relationships with third parties;

●	launching and commercializing product candidates for which we obtain regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;

●	obtaining market acceptance of our product candidates as viable treatment options; and

●	addressing any competing technological and market developments.

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

Our business and the ability to generate revenue related to product sales, if ever, will depend on the successful development, regulatory approval and commercialization of Plinabulin and any other product candidates we may develop. We have invested a significant portion of our efforts and financial resources in the development of our current product candidates and expect to invest in other product candidates. The success of Plinabulin and any other potential product candidates will depend on many factors, including:

●	successful enrollment in, and completion of, studies in animals and clinical trials;

●	third parties’ ability in conducting our clinical trials safely, efficiently and according to the agreed protocol;

●	timely receipt of regulatory approvals from the FDA, NMPA, EMA and other comparable regulatory authorities for our product candidates;

●	our ability to obtain regulatory approvals for the target indications;

●	establishing commercial manufacturing capabilities by making arrangements with third-party manufacturers;

●	launching commercial sales of our product candidates, if and when approved;

●	ensuring we do not infringe, misappropriate or otherwise violate the patent, trade secret or other intellectual property rights of third parties;

●	obtaining acceptance of our product candidates by doctors and patients;

●	obtaining reimbursement from third-party payors for our product candidates, if and when approved;

●	our ability to compete against other product candidates and drugs;

●	maintaining an acceptable safety profile for our product candidates following regulatory approval, if and when received; and

●	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity.

We may not achieve regulatory approval and commercialization in a timely manner or at all. Significant delays in our ability to obtain approval for and/or to successfully commercialize our product candidates would materially harm our business and we may not be able to generate sufficient revenues and cash flows to continue our operations.

If the FDA does not approve our NDA for Plinabulin in combination with G-CSF for the prevention of CIN, or the FDA’s review or approval of our NDA for Plinabulin in such indication is significantly delayed or prolonged, or the continued development of Plinabulin in such indication is significantly delayed or terminated, our business and results of operations could be significantly adversely affected.

In November 2021, we received a Complete Response Letter from the FDA for Plinabulin in combination with G-CSF for the prevention of CIN. The FDA issues a complete response letter to indicate that the review cycle for an application is complete but the application cannot be approved in its current form. In the Complete Response Letter, the FDA indicated the results of the single registrational trial (PROTECTIVE-2 Phase 3) were not sufficiently robust to demonstrate benefit and that a second well-controlled trial would be required to satisfy the substantial evidence requirement to support the CIN indication. We expect to work closely with the FDA to consider the possible future clinical and regulatory pathway for the CIN prevention indication. If the FDA does not approve our NDA for Plinabulin in combination with G-CSF for the prevention of CIN, or the FDA’s review or approval of our NDA for Plinabulin in such indication is significantly delayed or prolonged, or the continued development of Plinabulin is significantly delayed or terminated, it would have a material adverse effect on our business, financial condition and results of operations.

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

Although in the future we intend to explore other therapeutic opportunities in addition to Plinabulin, which we acquired from NPBSIPO Liquidating Trust, or Nereus, and did not develop on our own, currently we have only identified three product candidates and one drug development platform that do not include Plinabulin and clinical trials on those candidates have not begun. Development of product candidates requires substantial technical, financial and human resources whether or not we ultimately are successful. Our research programs and those of our collaborators may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

●	the research methodology used may not be successful in identifying potential indications and/or product candidates;

●	potential product candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or

●

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

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the trial criteria and remain in the trial until its conclusion. We may experience difficulties enrolling and retaining appropriate patients in our clinical trials for a variety of reasons, including:

●

emergence of a pandemic or other widespread health emergencies or concerns over the possibility of such an emergency, including the COVID-19 pandemic, which, in particular, affected our enrollment of patients in Ukraine and China, and enrollment was shifted to other clinical sites. We experienced minor delays in enrollment of patients in our clinical trials in general, as well as minor delays in processing the clinical trial data. The COVID-19 pandemic also affected required regulatory clinical site inspections, which could delay or otherwise impede regulatory review and approvals;

●	the size, nature and geographical composition of the patient population;

●	the patient eligibility criteria defined in the clinical protocol;

●	the size of the study population required for statistical analysis of the trial’s primary endpoints;

●	the proximity of patients to trial sites;

●	the design of the trial and changes to the design of the trial;

●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	competing clinical trials for similar therapies or other new therapeutics exist and will reduce the number and types of patients available to us;

●

clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	patients enrolled in clinical trials may not complete a clinical trial; and

●	the availability of approved therapies that are similar to our product candidates.

Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

The recent hostilities between Russia and Ukraine and ancillary developments may have an adverse effect on our business.

A portion of our CIN clinical trials (PROTECTIVE-1 and PROTECTIVE-2) were conducted in Russia and the Ukraine. Although we currently are not conducting any clinical trials in Russia or Ukraine, the recent hostilities between these two countries may require us to avoid conducting any future clinical trials in such jurisdictions due to difficulties in enrolling patients and supply chain disruptions, which could increase our costs and disrupt future planned clinical development activities. In addition, the recent hostilities between Russia and Ukraine have had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

Clinical drug development involves a lengthy and expensive process and can fail at any stage of the process. We have limited experience in conducting clinical trials and results of earlier studies and trials may not be reproduced in future clinical trials.

Clinical testing is expensive and can take many years to complete, and failure can occur at any time during the clinical trial process. The results of studies in animals and early clinical trials of our product candidates may not predict the results of later-stage clinical trials. We have conducted Phase 2/3 clinical trials in CIN prevention (PROTECTIVE-1 and PROTECTIVE-2) and Phase 3 trial in advanced NSCLC (DUBLIN-3), investigator-initiated Phase 1 and Phase 2 clinical trial with a triple combination therapy for the treatment of small cell lung cancer, or SCLC, and a basket Phase 1 study in a number of cancer indications; however, we did not conduct the Phase 1/2 clinical trial pertaining to the combination of Plinabulin and docetaxel, or Study 101. Study 101 was conducted by Nereus and we acquired Plinabulin from Nereus after such Phase 1/2 clinical trial had been substantially completed. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through studies in animals and initial clinical trials. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations (including genetic differences), patient adherence to the dosing regimen and the patient dropout rate. Results in later trials may also differ from earlier trials due to a larger number of clinical trial sites and additional countries and languages involved in such trials. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced and significant expense has been incurred.

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of demonstrated efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. For example, the improvement in survival for all patients enrolled in the Plinabulin plus docetaxel arm of the Phase 2 portion of Study 101 was not statistically significant. We decided to proceed with a Phase 3 clinical trial of Plinabulin in combination with docetaxel for advanced NSCLC (DUBLIN-3 (previously referred to as Study 103)) based on a post hoc analysis of a certain subset of patients as amended based upon our discussions with the FDA. Based on this previous subset analysis, in DUBLIN-3, we enrolled advanced or metastatic NSCLC patients into this trial who failed at least one previous platinum-based chemotherapy and had measurable lesions. Designing the Phase 3 trial in this manner may increase the risk that the results of the trial may not be what we expect. While the results of DUBLIN-3 of Plinabulin in combination with docetaxel for advanced NSCLC demonstrated statistically significant efficacy, there is no assurance that we will be able to obtain approval of Plinabulin for such indication due to a variety of potential reasons, such as the applicability of the study for the U.S. patient population. In addition, our Phase 3 or any additional trial for the prevention of CIN caused by high-risk chemotherapy (PROTECTIVE-2 (previously referred to as Study 106)) or other trials we conduct might not support NMPA or FDA approval of Plinabulin in one or either of these indications. If this occurs, we would need to replace any of the failed trials with a new trial or trials, which would require significant additional expense, cause substantial delays in commercialization and materially adversely affect our business, financial condition, cash flows and results of operations.

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

We may experience numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

●	regulators, institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

●

clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

●

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment may be insufficient or slower than we anticipate or patients may drop out at a higher rate than we anticipate;

●	our third-party contractors and investigators may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●

we might have to suspend or terminate clinical trials of our product candidates for various reasons, including a lack of clinical response or a determination that participants are being exposed to unacceptable health risks;

●	regulators, IRBs or ethics committees may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	the cost of clinical trials of our product candidates may be greater than we anticipate;

●	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

●	our product candidates may cause adverse events or have undesirable side effects or other unexpected characteristics, causing us, our investigators, or regulators to suspend or terminate the trials.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if they raise safety concerns, we may:

●	be delayed in obtaining regulatory approval for our product candidates;

●	not obtain regulatory approval at all;

●	obtain approval for indications that are not as broad as intended;

●	have a drug removed from the market after obtaining regulatory approval;

●	be subject to additional post-marketing testing requirements;

●	be subject to restrictions on how a drug is distributed or used; or

●	be unable to obtain reimbursement for use of a drug.

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

The time required to obtain approval by the FDA, NMPA, EMA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of studies in animals and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval can differ among regulatory authorities and may change during the course of a product candidate’s clinical development. We have not obtained regulatory approval for any product candidate. In November 2021, we received a Complete Response Letter from the FDA for the NDA seeking approval of Plinabulin in combination with G-CSF for the prevention of CIN. It is possible that neither our existing product candidates nor any product candidates we may discover or acquire for development in the future will ever obtain regulatory approval. Even if we obtain regulatory approval in one jurisdiction, we may not obtain it in other jurisdictions or we may not obtain it for the same indications or under the same conditions.

Our product candidates could fail to receive regulatory approval from any of the FDA, NMPA, EMA or a comparable regulatory authority for many reasons, including:

●	disagreement with regulators regarding the design or implementation of our clinical trials;

●	failure to demonstrate that a product candidate is safe and effective or safe, pure and potent for its proposed indication;

●	failure of clinical trial results to meet the level of statistical significance required for approval. For example, the results of Study 101 were not statistically significant;

●	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

●	disagreement with regulators regarding our interpretation of data from studies in animals or clinical trials;

●	insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of an NDA, or other submission or to obtain regulatory approval;

●

the FDA, NMPA, EMA or a comparable regulatory authority’s finding of deficiencies related to the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

●	changes in approval policies or regulations that render our preclinical studies and clinical data insufficient for approval.

In addition, conducting our late stage clinical trials for the prevention of CIN and treatment of NSCLC for Plinabulin that include a majority of patients in China may create regulatory risks for our NDA filings in the U.S. Our NSCLC clinical trial (DUBLIN-3) was conducted in 559 patients with approximately 87% of the patients in China and 13% of the patients in the U.S. and Australia. Our CIN clinical trials (PROTECTIVE-1 and PROTECTIVE-2) were conducted in approximately 500 patients with approximately 50% of the patients in China and 50% of the patients in the U.S., Russia and the Ukraine. If no benefit is shown in the U.S. population, if the results of our studies do not support the assessment that the Phase 3 study data may be pooled, or if the patient population enrolled does not reflect the U.S. standard of care, among other potential objections, the findings of the trials might not be considered to be applicable to U.S. patients and the FDA might not approve our NDA.

The FDA has expressed disapproval about the use of single country foreign data to support a U.S. marketing application. Recently, the FDA declined to approve a marketing application for an immunotherapy product that had been studied through a clinical trial conducted exclusively in China. A briefing document for the FDA advisory committee meeting convened to assess the product’s marketing application noted that the current trend of marketing applications submitted to the FDA based on foreign data from single country trials was a departure from the preferred method of multiregional clinical trials, and it stated that the data from the single country clinical trial in question was not applicable to the U.S. population and U.S. medical practice. If the FDA determines that our clinical trials are affected by similar concerns, it could require additional clinical trials, which would be costly and lead to delays in receiving FDA marketing approval for Plinabulin, or it could decline to approve our NDA for Plinabulin, which would have a material adverse effect on our business, financial condition and results of operations.

Any of the FDA, NMPA, EMA or a comparable regulatory authority may require more information, including additional preclinical studies or clinical data, to support approval for a target indication, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. For example, in the Complete Response Letter we received in November 2021, the FDA indicated that the results of the single registrational trial (PROTECTIVE-2 Phase 3) were not sufficiently robust to demonstrate benefit and that a second well-controlled trial would be required to satisfy the substantial evidence requirement to support the CIN indication. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request. For example, because the FDA views squamous and non-squamous NSCLC as distinct diseases, depending on the results of our Phase 3 trial in NSCLC, we may only be able to obtain approval in one of those diseases. Regulatory authorities also may grant approval contingent on the performance of costly post-marketing clinical trials or other post-marketing requirements, or may approve a product candidate with a label that presents obstacles to the successful commercialization of that product candidate. In addition, if our product candidate produces undesirable side effects or involves safety issues, the FDA may require the establishment of a Risk Evaluation Mitigation Strategy, or REMS, or the NMPA, EMA or a comparable regulatory authority may require the establishment of a similar strategy. Such a strategy may, for instance, restrict distribution of our product candidate, require patient or physician education or impose other burdensome implementation requirements on us.

Any of the foregoing or similar scenarios could materially harm the commercial prospects of our product candidates.

Regulatory approval may be substantially delayed or may not be obtained for one or all of our product candidates or target indications if regulatory authorities require additional time or studies to assess the safety or efficacy of our product candidates.

We may be unable to complete development of our product candidates, or initiate or complete development of any future product candidates we may develop, on schedule, if at all. We will need to raise additional financing to conduct any additional clinical trials required by the FDA to support the NDA approval for prevention of CIN, to complete the Phase 3 clinical trial of Plinabulin in combination with docetaxel for the treatment of NSCLC (DUBLIN-3) and to meet any regulatory requirements for additional clinical trials to support a potential NDA filing for NSCLC.  We may not have or in the future be able to obtain adequate funding to complete the necessary steps for approval for our product candidates or any future product candidate.

Studies in animals and clinical trials required to demonstrate the safety and efficacy of our product candidates are time consuming and expensive and take several years or more to complete. Delays in clinical trials, regulatory approvals or rejections of applications for regulatory approval in the U.S., China, Europe or other markets may result from many factors, including:

●	our inability to obtain sufficient funds required to conduct or continue a clinical trial, including lack of funding due to unforeseen costs or business decisions;

●

failure to reach agreement with, or inability to comply with conditions imposed by, the FDA, NMPA, EMA or other regulators regarding the scope or design of our clinical trials or other aspects of the regulatory approval process;

●

clinical holds, other regulatory objections or conditions to commencing or continuing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;

●

our inability to reach agreements on acceptable terms with prospective CROs with the requisite experience and expertise, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	our inability to obtain approval from IRBs or ethics committees to conduct clinical trials at their respective sites;

●	our inability to enroll in a clinical trial a sufficient number of patients who meet the applicable inclusion and exclusion criteria in a clinical trial;

●	our inability to retain a sufficient number of patients in a clinical trial;

●	our inability to conduct a clinical trial in accordance with regulatory requirements or our clinical protocols;

●

clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, withdrawing from or dropping out of a trial, or becoming ineligible to participate in a trial;

●	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

●	delay or failure in adding new clinical trial sites;

●	failure of our CROs or third-party clinical trial managers to satisfy their contractual duties or meet expected deadlines;

●

manufacturing issues, including delays or other problems with manufacturing, quality issues or timely obtaining from third parties sufficient quantities of a product candidate for use in a clinical trial;

●	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

●	ambiguous or negative interim or final results, or results that are inconsistent with earlier results;

●	unfavorable or inconclusive results of clinical trials or supportive studies in animals;

●	regulatory requests for additional analyses, reports, data, or studies in animals or clinical trials, or regulatory questions regarding the interpretation of data;

●

feedback from the FDA, NMPA, EMA, an IRB, data safety monitoring boards, or comparable entities, or results from earlier stage or concurrent studies in animals or clinical trials, regarding our product candidates or other drug products, including which might require modification of a trial protocol or suspension or termination of a clinical trial;

●	unacceptable benefit-risk profile or unforeseen safety issues or adverse side effects in our product candidates or other drug products;

●

a decision by the FDA, NMPA, EMA, an IRB, comparable entities, or us, or recommendation by a data safety monitoring board or comparable regulatory entity, to suspend or terminate clinical trials at any time for safety issues or for any other reason; and

●	failure to demonstrate a benefit from using a drug.

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

In November 2021, we received a Complete Response Letter from the FDA for Plinabulin in combination with G-CSF for the prevention of CIN. In the Complete Response Letter, the FDA indicated the results of the single registrational trial (PROTECTIVE-2 Phase 3) were not sufficiently robust to demonstrate benefit and that a second well-controlled trial would be required to satisfy the substantial evidence requirement to support the CIN indication. Our NDA for Plinabulin in combination with G-CSF for the prevention of CIN is currently under review by the NMPA. It is possible that the NMPA, EMA or other regulatory authorities may not consider the results of our two Phase 2/3 trials in CIN to be sufficient for approval of such indication, similar to the FDA. It is also possible that the FDA, NMPA, EMA or other regulatory authorities may not consider the results of our one Phase 3 trial for NSCLC to be sufficient for approval of such indication. In particular, the FDA generally requires two pivotal clinical trials to approve a drug. In the area of oncology, however, the FDA has in some instances only required one Phase 3 clinical trial for approval of a drug in cases of severe unmet medical need. The FDA typically does not consider a single clinical trial to be adequate to serve as a pivotal trial unless, among other things, it is well-controlled and demonstrates a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and a confirmatory study would be practically or ethically impossible. While we have been informed by the FDA that one Phase 2/3 trial with (i) results that are highly statistically significant, (ii) a clinically meaningful effect on survival that is consistent among relevant subgroups and (iii) an acceptable benefit-risk profile may be sufficient for approval of Plinabulin as an anticancer agent in advanced metastatic NSCLC, because the FDA generally requires two pivotal clinical trials, it may require that we conduct larger or additional clinical trials for NSCLC prior to the NDA submission or as a requirement for approval for such indication. It is also possible that, even if we achieve favorable results in the Phase 3 NSCLC trial, the FDA may require us to enroll additional subjects or conduct additional clinical trials, possibly involving a larger sample size or a different clinical study design, particularly if the FDA does not find the results from the Phase 3 NSCLC trial to be sufficiently persuasive to support the NDA submission.

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

In October 2017, the General Office of the Central Committee of the Communist Party of China and the Chinese State Council, or the State Council, issued the Opinions on Deepening the Reform of the Review and Approval System and Inspiring Innovation of Drugs and Medical Devices. This opinion provides, among other things, that the review and approval process should be accelerated for drugs or medical devices that are urgently in need for clinical practice. For drugs or medical devices that are (i) for treatment of severe and life-threatening diseases that cannot be cured in an effective manner, or (ii) urgently in need for public health, if early and mid-term indicators in clinical trials for these drugs or medical devices show efficacy and potential clinical value, the marketing of these drugs and medical devices may be approved conditionally, and companies who desire to market such drugs or medical devices shall develop risk control plans and conduct research according to applicable requirements. On November 19, 2020, the Announcement on the Technical Guidance Principles for Conditional Approval of Drugs (Trial) was issued by the Center for Drug Evaluation, or CDE, and came into effect on the same day. This Announcement stipulates the definition of severe and life-threatening diseases and drugs in need in public health and requires applicants to discuss and reach consensus with the CDE on the research and other contents promised to be completed after the marketing, including without limitation, submitting post-marketing clinical research plans, the anticipated completion date thereof, the submission date of the clinical research report and the post-marketing risk control plans, etc. Furthermore, on December 1, 2019, the newly revised Drug Administration Law of the People’s Republic of China, or the PRC Drug Administration Law, came into effect. The PRC Drug Administration Law reiterates that drugs (i) for treatment of severe and life-threatening diseases that cannot be cured in an effective manner or (ii) urgently in need for public health, may be approved conditionally, provided that indicators in clinical trials for these drugs show efficacy and potential clinical value. With regard to a drug that has been approved conditionally, the market authorization holder of the drug shall take corresponding risk management measures and complete the relevant research as required within the prescribed time limit. If the research fails to be completed as required within the prescribed time limit or fails to prove that the benefits outweigh the risks, then, at the worst, the drug marketing license may be revoked. The aforementioned conditional approval mechanism was further adopted by the newly revised Provisions for Drug Registration, which were issued by the State Administration for Market Regulation on January 22, 2020 and came into effect on July 1, 2020. The newly revised Provisions for Drug Registration reiterate the duties owed by the market authorization holder as stipulated in the PRC Drug Administration Law and further provide that the drug approved conditionally shall be declared in the form of a supplementary application after the relevant post-marketing clinical research is accomplished. Based on positive results in our two clinical trials, PROTECTIVE-1 and PROTECTIVE-2, we submitted an NDA for approval in China for the use of Plinabulin in combination with G-CSF for the prevention of CIN in March 2021.

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

Additionally, if one or more of our current or future product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such drugs, a number of potentially significant negative consequences could result, including:

●	we may limit or suspend marketing of the drug;

●	regulatory authorities may withdraw approvals of the drug;

●	regulatory authorities may require additional warnings on the label;

●

we may be required to develop a REMS for the drug or, if a REMS is already in place, to incorporate additional requirements under the REMS, or to develop a similar strategy as required by a comparable regulatory authority;

●	we may be required to conduct post-market studies;

●	we could be sued and held liable for harm caused to subjects or patients; and

●	our reputation may suffer.

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

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after a drug reaches the market. Post-approval discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in consequences such as revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of our drugs, withdrawal of the product from the market, or voluntary or mandatory product recalls;

●	fines, untitled or warning letters, or holds on clinical trials;

●	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

●	product seizure or detention, or refusal to permit the import or export of our product candidates; and

●	injunctions or the imposition of civil or criminal penalties.

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

We currently do not have any product candidates that have gained regulatory approval for sale in China, the U.S., the European Union or any other country, and we may never have marketable drugs. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize product candidates in a timely manner. We cannot commercialize product candidates without first obtaining regulatory approval to market each drug from the FDA, NMPA, EMA and comparable regulatory authorities. Plinabulin is currently being studied in two clinical developmental programs. One is as an anti-cancer therapy, with top-line final data reported in August 2021 and presented at the European Society for Medical Oncology, or ESMO, in September 2021 from a Phase 3 trial in NSCLC (DUBLIN-3), for which we expect to submit an NDA filing in the second half of 2022 in China, and have begun discussions with the FDA regarding the future clinical and regulatory pathway. The other is for the prevention of CIN, for which we have submitted an NDA filing in the U.S. and China in March 2021, which received priority review status from both FDA and NMPA. We received a Complete Response Letter for the prevention of CIN from the FDA in November 2021, and the NDA is still under review of the NMPA. In addition, Plinabulin has been studied in preclinical models and in a number of investigator-initiated studies (Phase 1/2 trials) to investigate its therapeutic potential in combination with immuno-oncology agents. These trials and future trials may not be successful, and regulators may not agree with our conclusions regarding the studies in animals and clinical trials we have conducted to date.

Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in studies in animals and well-controlled clinical trials, and to the satisfaction of the FDA with respect to approval in the U.S., that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. For U.S. approval, an NDA must include extensive preclinical studies and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each target indication. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. The FDA also may decide not to accept our submission for filing.

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

Specifically, in China, the NMPA categorizes applications for innovative chemical drugs that have not been marketed in China or abroad as Category 1 and drug applications for drugs that have marketed abroad as Category 5. To date, most of local companies’ domestically-manufactured drug applications are filed in Category 1 if the drug has not already been approved overseas. Most multinational pharmaceutical companies’ drug registration applications are filed in what is now Category 5 according to the Reform Plan for Registration Category of Chemical Medicine, or the Reform Plan, issued by CFDA in March 2016. NMPA issued the Circular on Chemical Drug Registration Classification and Requirements on Application Materials in June 2020 (effective in July 2020), which reaffirmed the principles of the classification of chemical drugs set forth by the Reform Plan, and made minor adjustments to the subclassifications of Category 5. These two categories have distinct approval pathways. We believe the local drug registration pathway, Category 1, is a faster and more efficient path to approval in the Chinese market than Category 5. Companies are required to obtain clinical trial application approval before conducting clinical trials in China. This registration pathway has fast-tracked review and approval mechanisms if the product candidate meets certain criteria. Imported drug registration pathway, Category 5, is usually more complex and is evolving. China Category 5 registration applications may only be submitted after a drug has obtained an NDA approval and received the Certificate of Pharmaceutical Product, or CPP, granted by a major drug regulatory authority, such as the FDA or EMA. We believe our lead asset Plinabulin will be considered a Category 1 drug in China according to the Reform Plan, the Provisions for Drug Registration amended in 2020 and the Circular on Chemical Drug Registration Classification and Requirements on Application Materials, because Plinabulin has never been marketed in China or abroad. As of the date of this annual report on Form 20-F, our NDA for Plinabulin in the CIN prevention indication to the NMPA has been accepted with Category 1 designation. However, a Category 1 designation by the NMPA may not be granted for all of our product candidates, may be revoked, or may not lead to faster development or regulatory review or approval process. A Category 1 designation also does not increase the likelihood that our product candidates will receive regulatory approval.

In August 2015, the State Council issued a statement, Opinions on Reforming the Review and Approval Process for Drugs and Medical Devices, that contained several potential policy changes that could benefit the pharmaceutical industry:

●

A plan to accelerate innovative drug approval with a special review and approval process, with a focus on areas of high unmet medical needs, including innovative drugs for HIV, malignant tumors, serious infectious diseases and orphan diseases; drugs sponsored by national science and technology major projects and national major research and development plans; innovative drugs to be manufactured locally in China; children’s drugs; drugs using advanced formulation technology, using innovative treatment methods, or having distinctive clinical benefits.

●	A plan to adopt a policy which would allow companies to act as the marketing authorization holder and to hire contract manufacturing organizations to produce drug products.

●

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

●

A one-time umbrella approval procedure allowing approval of all phases of a new drug’s clinical trials at once, rather than the current phase-by-phase approval procedure, will be adopted for new drugs’ clinical trial applications.

●

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

In December 2017, the CFDA released the Opinions on Encouraging Drug Innovations and Implying the Prioritized Review and Approval System, which further clarified the following policies potentially accelerating the approval process of certain clinical trials or drug registrations which may benefit us:

●

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

●

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

The NMPA may further issue detailed policies regarding fast-track clinical trial approval and drug registration pathway to facilitate the implementation of the PRC Drug Administration Law and the Provisions for Drug Registration, and we expect that the NMPA review and approval process will improve over time. Moreover, how this approval process will be implemented is still subject to further practice of the NMPA and is currently uncertain. It is not clear, therefore, whether Plinabulin will qualify for these programs and, if it does, what benefits they could ultimately offer.

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

If any of our product candidates or any future product candidate we develop receives regulatory approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy and current neutropenia treatments are well established in the medical community, and doctors may continue to rely on these treatments to the exclusion of our product candidates. In addition, physicians, patients and third-party payors may prefer other novel products to ours. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product sales revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

●	the clinical indications for which our product candidates are approved;

●	physicians, hospitals, cancer treatment centers and patients considering our product candidates as a safe and effective treatment;

●	the potential and perceived advantages of our product candidates over alternative treatments;

●	the prevalence and severity of any side effects;

●	product labeling or product insert requirements of the FDA, NMPA, EMA or other comparable regulatory authorities;

●	limitations or warnings contained in the labeling approved by the FDA, NMPA, EMA or other comparable regulatory authorities;

●	the timing of market introduction of our product candidates as well as competitive drugs;

●	the cost of treatment, including in relation to alternative treatments and their relative benefits;

●	the amount of upfront costs or training required for physicians to administer our product candidates;

●	the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

●	the willingness of patients to pay out-of-pocket in the absence of coverage and reimbursement by third-party payors and government authorities;

●	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

●	the effectiveness of our sales and marketing efforts.

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

Any commercialization efforts by us will require us to develop sales, marketing and distribution capabilities through arrangements with third parties or internally. If we are unable to enter into agreements with third parties to market and sell our product candidates or to establish marketing and sales capabilities, we may not be able to generate product sales revenue.

We currently do not have internal sales, marketing and distribution capabilities.

In China, we have entered into an exclusive commercialization and co-development agreement in Greater China with Hengrui to commercialize Plinabulin for the prevention of CIN and the treatment of NSCLC and any additional indications, if approved for sale. See “Item 4. Information on the Company—B. Business Overview—Commercialization.” Plinabulin has been granted Breakthrough Therapy Designation by the NMPA. Additionally, Plinabulin has achieved status as a 2017 National Science and Technology Major Project in China, or the 2017 Grant. As a result of the 2017 Grant, Plinabulin has been included in the National Drug Priority Review List in China. According to the Outline of the Thirteenth Five-Year Plan of the National Economy and Social Development of the People’s Republic of China, or the Thirteenth Five-Year Plan, the government encourages the research, development and production of new drugs, the new drugs with approval to be marketed shall enjoy priority to be included in the National Insurance System. Pending drug approval and successful pricing negotiations with the Chinese government, we believe that this status could help position Plinabulin for inclusion in the National Insurance System, which would allow for faster access to patients and reimbursement. According to the Outline of the Fourteenth Five-Year Plan of the National Economy and Social Development of the People’s Republic of China, or the Fourteenth Five-Year Plan, the government will improve the accelerated review and approval mechanism for innovative drugs, vaccines and medical devices, enhance the review and approval of drugs and medical devices for the treatment of orphan diseases and diseases with urgent clinical needs, and promote the domestic marketing of new drugs and medical devices marketed abroad with urgent clinical needs. However, even if Plinabulin is approved for sale in China, we may not be successful in transitioning to full commercialization or obtaining reimbursement under the National Insurance System. We have no experience negotiating pricing arrangements and may be unable to reach agreement on pricing.

In the U.S. and rest of the world, after we have determined the regulatory pathway for our product candidates in the U.S., we will evaluate whether to seek a commercialization partner or to build in-house commercialization capabilities to commercialize Plinabulin for the prevention of CIN and the treatment of NSCLC.

We may not be able to establish or maintain collaborative arrangements with other pharmaceutical companies, and even if we are able to do so, such pharmaceutical companies may not have effective marketing capabilities or other capabilities which our business may require. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. In addition, depending on the nature of arrangements we are able to obtain with other pharmaceutical companies, we may have little or no control over their marketing and sales efforts, and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

Building our own commercial organization for marketing Plinabulin will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If we are not able to establish or maintain relationships with a third-party pharmaceutical company to successfully commercialize any product, or to develop in-house sales and commercial distribution capabilities, we may not be able to generate product sales revenue.

We face substantial competition, which may result in others discovering, developing or commercializing competing drugs before or more successfully than we do.

The development and commercialization of new drugs is highly competitive. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies and specialty pharmaceutical and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drugs for the treatment of cancer for which we are developing our product candidates. See “Item 4. Information on the Company—B. Business Overview—Competition.” Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. In addition, while we are investigating an alternative approach to cancer treatment by using molecular glue technology to tag oncogene proteins with ubiquitin ligase and destroy such proteins, there are a number of companies who are also working on using such technology to target and destroy oncogene proteins. See “Item 4. Information on the Company—B. Business Overview—Other Programs.”

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

Among the provisions of the Affordable Care Act of importance to our potential product candidates are the following:

●	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs;

●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

●	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

●	a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

●	extension of manufacturers’ Medicaid rebate liability;

●	expansion of eligibility criteria for Medicaid programs;

●	expansion of the entities eligible for discounts under the Public Health Service Act pharmaceutical pricing program;

●	requirements to report financial arrangements with physicians and teaching hospitals;

●	a requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

●	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

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

We expect that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. For example, the U.S. Congress, as well as the administration of former President Trump, have made numerous efforts to repeal or amend the Affordable Care Act in whole or in part. In May 2017, the U.S. House of Representatives voted to pass the American Health Care Act of 2017, or the AHCA, which would repeal many provisions of the Affordable Care Act. The Senate considered but failed to pass the AHCA or a comparable measure, but Congress may consider further legislation to repeal or replace elements of the Affordable Care Act. In addition, the tax reform act, or the Tax Cuts and Jobs Act, which former President Trump signed into law in December 2017, repeals the Affordable Care Act’s individual health insurance mandate, which is considered a key component of the Affordable Care Act. Thus, the full impact of the Affordable Care Act, or any law repealing, modifying or replacing elements of it, on our business remains unclear. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, whether President Biden will propose other initiatives, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the regulatory approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent regulatory approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. In the U.S., there also is increased public and governmental scrutiny of the cost of drugs and drug pricing strategies, including by the U.S. Senate and federal and state prosecutors. The U.S. Congress and numerous state legislatures are considering legislation that may impact the prices that drug manufacturers are permitted to charge for their products or require increased transparency around drug pricing practices. In addition, in May 2018, former President Trump released The Trump Administration Blueprint to Lower Drug Prices and Reduce Out-of-Pocket Costs, or the Blueprint. Although a number of these and other proposed measures will require authorization through additional legislation to become effective, Congress and the Biden administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. For example, the Biden Administration’s Prescription Drug Pricing Plan as part of the House-passed Build Back Better Act seeks to reduce prescription drug costs by, among other provisions, allowing Medicare to negotiate prices for certain high-cost prescription drugs in Medicare Parts B and D, imposing an excise tax on pharmaceutical manufacturers that refuse to negotiate pricing with Medicare, requiring inflation rebates to limit annual drug price increases in Medicare and private insurance, and redesigning the Medicare Part D formula. Certain proposals in the Blueprint, and related drug pricing measures proposed since the Blueprint, could cause significant operational and reimbursement changes for the pharmaceutical industry. We cannot know whether any of these or other changes will be enacted and, if so, whether they would impact the prices we would be able to charge for our product candidates, if they gain approval in the U.S.

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

●

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

●

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

●

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

●

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

●

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

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

These and similar laws may be subject to amendment or reinterpretation, and implementing regulations may be revised or reinterpreted, in ways that may significantly affect our business. For example, the former Trump administration issued final rules in late 2020 that, among other things, made changes to certain Anti-Kickback Statute safe harbors; however, implementation of these rules has been and may continue to be affected by a regulatory freeze announced by the current administration in January 2021 and litigation challenging these rules. Additionally, we may be subject to state and non-U.S. equivalents of each of the healthcare laws described above, among others, some of which may be broader or different in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state, and some states have passed their own data privacy and security measures. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties or other consequences.

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

Our success depends in large part on our ability to obtain and maintain patent protection in the U.S., China and other countries with respect to our proprietary technology and product candidates. As of March 21, 2022, we owned 19 issued U.S. patents directed to Plinabulin and Plinabulin analogs, their synthesis and their use in the treatment of various disorders including lung cancer. In addition, we had counterpart granted patents in 39 foreign jurisdictions, including Japan, South Korea, China, Europe and other countries. The U.S. patents are scheduled to expire between 2023 and 2037, excluding any patent term restorations. We had 14 families of pending patent applications directed to use of Plinabulin in neutropenia reduction, use of Plinabulin for treating RAS mutant tumors and brain tumors, polymorphic forms of Plinabulin, use of Plinabulin in combination with checkpoint inhibitors, use of Plinabulin in reduction of immunotherapy related adverse events, the therapeutic use of tubulin binding compounds, Plinabulin dosage regimens, use of Plinabulin in the treatment of thrombocytopenia, use of Plinabulin in combination with G-CSF therapy, use of Plinabulin for treating epidermal growth factor receptor, or EGFR, mutant tumors, and use of Plinabulin in stimulating immune response. If these applications were to issue, they would nominally expire between 2033 and 2039. We had three pending Patent Cooperation Treaties, or PCTs, patent applications directed to the use of Plinabulin for treating iron disorders, use of Plinabulin in combination with an immune checkpoint inhibitor and a farnesyl pyrophosphate synthase, or FPPS, inhibitor for treating cancer, and use of Plinabulin in combination with an anti-CD47 agent for treating cancer. If applications claiming priority to these PCT applications were to issue, they would nominally expire between 2040 and 2041.

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

In most countries in which we file, including the U.S., the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords is limited. Even if patents covering our product candidates are obtained, we may be open to competition from other companies as well as generic medications once the patent life has expired for a drug. The granted U.S. patents directed to the Plinabulin composition of matter, its synthesis and use are scheduled to expire between 2023 and 2037, excluding any potential patent term restoration. Upon the expiration of our issued patents or patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors and our business and results of operations may be adversely affected.

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

Our success is heavily dependent on intellectual property, particularly patent rights. Obtaining and enforcing patents involves both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the U.S. has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained, if any. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that our currently-issued patents directed to our product candidates and any patents that may issue from our pending patent applications if issued in their currently pending forms will be found invalid based on this decision, future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patent rights. There could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other intellectual property rights.

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

Our anticipated reliance on third-party manufacturers exposes us to the following risks:

●

we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA, NMPA, EMA or other comparable regulatory authorities must evaluate any manufacturers. This assessment requires new testing and cGMP-compliance inspections by the FDA, NMPA, EMA or other comparable regulatory authorities, which may be delayed or otherwise impeded by the COVID-19 pandemic or other factors. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drugs;

●

our manufacturers may have little or no experience with manufacturing our product candidates, and therefore may require a significant amount of support from us to implement and maintain the infrastructure and processes required to manufacture our product candidates;

●	our third-party manufacturers might be unable to timely manufacture our product candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;

●	our contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

●

our contract manufacturers may not perform as agreed, may not devote sufficient resources to our product candidates, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our drugs;

●	any potential third-party manufacturer may be unable to initially pass federal, state or international regulatory inspections in a timely or cost-effective manner;

●

manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies in the U.S. and other regulatory authorities to ensure strict compliance with cGMPs and other government regulations and corresponding non-U.S. requirements and our third-party manufacturers may fail to comply with these regulations and requirements;

●	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our product candidates;

●	our third-party manufacturers could breach or terminate their agreements with us;

●	our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters;

●	our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields; and

●

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

Further, collaborations involving our product candidates are subject to numerous risks, which may include the following:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

●

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

●

collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

●	collaborators could independently develop, or develop with third parties, drugs that compete directly or indirectly with our drugs or product candidates;

●	a collaborator with marketing and distribution rights to one or more drugs may not commit sufficient resources to their marketing and distribution;

●

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

●

disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

●	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

●

collaborators may own or co-own intellectual property covering our drugs that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property;

●	the collaboration may result in increased operating expenses or the assumption of indebtedness or contingent liabilities; and

●	the collaboration arrangement may result in the loss of key personnel and uncertainties in our ability to maintain key business relationships.

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

We have entered into an investigator-initiated clinical trial agreement with the University of California San Diego, or UCSD, and Dr. Lyudmila Bazhenova, an employee of UCSD and the principal investigator, and a clinical study agreement with the University of Washington, in connection with the investigator-initiated Phase 1/2 studies of Plinabulin in combination with Bristol-Myers Squibb’s PD-1 antibody, nivolumab in patients with metastatic NSCLC. The University of Washington study achieved the dose regimen endpoint and therefore the study site has been closed. We have also entered into an investigator-initiated research agreement with Hoosier Cancer Research Network, Inc. and the Rutgers University, in connection with the investigator-initiated Phase 1 and Phase 2 clinical trials with a triple combination therapy, consisting of Plinabulin, nivolumab, and CTLA-4 antibody, ipilimumab, for the treatment of SCLC. In addition, we have entered into a sponsored research agreement with The University of Texas MD Anderson Cancer Center, or MD Anderson, in connection with research to evaluate the benefits of adding Plinabulin to radiation therapy plus immune checkpoint antibodies. We have entered into a sponsored clinical study agreement with MD Anderson in connection with the investigator-initiated Phase 1/2 study of Plinabulin in combination with radiation/immunotherapy in patients with select advanced malignancies after progression on PD-1 or PD-L1 targeted antibodies. See “Item 4. Information on the Company—B. Business Overview—Plinabulin, Our Lead Drug Candidate—Plinabulin in Combination with Immuno-oncology Agents in Anti-cancer Indications—Investigator Initiated Studies in Plinabulin in immune-oncology.” Each of these agreements provides that we will provide the financial support and access to Plinabulin for use in the studies, and they do not require that any intellectual property rights will be developed in connection with these studies. Our subsidiary SEED has also entered into a research collaboration and license agreement with Lilly, to discover and develop new chemical entities that could produce therapeutic benefit through targeted protein degradation, or TPD. Additionally, our subsidiary Wanchunbulin has entered into an exclusive commercialization and co-development agreement with Hengrui to develop additional indications for Plinabulin.

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

Wanchunbulin, a partially owned subsidiary, holds the intellectual property rights to Plinabulin in China. We currently indirectly own 57.97% of the equity interest of Wanchunbulin. 37.99% of the equity interest of Wanchunbulin is held by Wanchun Biotech, a Chinese limited liability company owned by Lan Huang, our Chief Executive Officer, and Linqing Jia, our major shareholder, and the remaining 4.04% is held by certain other investors. As a result, any distributions resulting from Wanchunbulin on account of its equity ownership will not be fully received by us as the parent company, and any payment from us to Wanchunbulin will indirectly benefit Dr. Huang, Mr. Jia and said investors. In addition, under Chinese laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. Registered share capital and capital reserve accounts are also restricted from withdrawal in China. As of December 31, 2021, these restricted net assets were nil.

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

In January 2022, we announced an organizational streamlining initiative to re-focus certain of our resources on extending our cash runway and preserving long-term sustainability in light of the recent Complete Response Letter from the FDA for the NDA seeking approval of Plinabulin in combination with G-CSF for the prevention of CIN. This streamlining initiative includes a reduction in force program impacting a number of employees. This organizational streamlining could lead to increased attrition among those employees who were not directly affected by the reduction in force program.

To meet our long-term growth strategy, we will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

As of March 21, 2022, we had 76 full-time employees. Of these, 45 were engaged in full-time research and development and laboratory operations and 31 were engaged in full-time general and administrative functions. As of March 21, 2022, 32 of our employees were located in China and 44 were located in the U.S. We have also engaged and may continue to engage independent contractors who are not full-time employees, to assist us with our operations. As our development and commercialization plans and strategies develop, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. Future growth will impose significant added responsibilities on members of management, including:

●	identifying, recruiting, integrating, maintaining and motivating additional employees;

●

managing our internal development efforts effectively, including the clinical and FDA or other comparable regulatory authority review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

●	improving our operational, financial and management controls, reporting systems and procedures.

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

If we are not able to effectively maintain our organization by retaining certain current employees, attracting potential new employees in the future and utilizing our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and that we are deemed to be a large accelerated filer or an accelerated filer. We do not expect our independent registered public accounting firm to attest to our management report on internal control over financial reporting for so long as we are an emerging growth company.

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report and has concluded that our disclosure controls and procedures were effective as of December 31, 2021. We have identified a material weakness in our internal control over financial reporting in the past and may identify additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. More generally, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, if we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We are subject to the risk of doing business internationally.

We operate and expect to operate in various countries, and we may not be able to market our products in, or develop new products successfully for, these markets. We may also encounter other risks of doing business internationally including:

●	unexpected changes in, or impositions of, legislative or regulatory requirements;

●	the occurrence of economic weakness, including inflation or political instability;

●	the effects of applicable non-U.S. tax structures and potentially adverse tax consequences;

●	differences in protection of our intellectual property rights including third party patent rights;

●	the burden of complying with a variety of foreign laws including difficulties in effective enforcement of contractual provisions;

●

delays resulting from difficulty in obtaining export licenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection and potentially adverse tax treatment; and

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad.

In addition, we are subject to general geopolitical risks in foreign countries where we operate, such as political and economic instability, international hostilities and changes in diplomatic and trade relationships, which could affect, among other things, customers’ inventory levels and consumer purchasing, which could cause our results to fluctuate and our net sales to decline. The occurrence of any one or more of these risks of doing business internationally, individually or in the aggregate, could materially affect our business and results of operations adversely.

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

Our operations, and those of our third-party research institution collaborators, CROs, suppliers and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, damage from computer viruses, material computer system failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, international hostilities and other natural or man-made disasters or business interruptions for which we are predominantly self-insured. In addition, we partially rely on our third-party research institution collaborators for conducting research and development of our product candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. A large portion of our contract manufacturer’s operations is located in a single facility. Damage or extended periods of interruption to our corporate or our contract manufacturer’s development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our product candidates.

We face risks related to health epidemics, pandemics and other outbreaks, which could significantly disrupt our operations.

The outbreak of COVID-19 has resulted in the implementation of significant governmental measures globally, including closures of businesses and offices, quarantines of individuals, and travel bans. The effects of the spread of COVID-19 and the duration of the business disruption and related financial impact cannot be reasonably estimated at this time and our business could be adversely impacted by the effects. For example, enrollment of patients in our clinical trials in Ukraine was severely affected by the COVID-19 outbreak in 2020, and enrollment was shifted to other clinical sites. We also experienced minor delays in enrollment of patients in our clinical trials in general, which did not affect our ability to finish enrollment of patients in PROTECTIVE-2 and DUBLIN-3 studies globally. In addition, we rely on third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs, and the pandemic may affect their ability to devote sufficient time and resources to our programs. Our ability to obtain clinical supplies of our product candidates could also be disrupted if the operations of these suppliers are affected by COVID-19. Moreover, as a result of COVID-19, there is a general unease of conducting unnecessary activities in medical centers. As a result, the expected timeline for data readouts of our clinical trials and certain regulatory filings may be negatively impacted. For example, we have experienced minor delays in processing the clinical trials data due to COVID-19. In addition, restrictions or other circumstances related to COVID-19 have caused and may further cause delays in pre-approval inspections of our clinical or manufacturing facilities, thereby delaying the regulatory review and approval timeline of our product candidates.

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

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any drugs. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the drug, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our drugs;

●	injury to our reputation;

●	withdrawal of clinical trial participants and inability to continue clinical trials;

●	initiation of investigations by regulators;

●	costs to defend the related litigation;

●	a diversion of management’s time and our resources;

●	substantial monetary awards to trial participants or patients;

●	product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	loss of revenue;

●	exhaustion of any available insurance and our capital resources;

●	the inability to commercialize any product candidate; and

●	a decline in our ordinary share price.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of drugs we develop, alone or with collaborators. Although we currently carry an aggregate maximum coverage amount of approximately $6.8 million of product liability insurance, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance, or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

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

We had cash of $41.6 million and $109.5 million at December 31, 2021 and 2020, respectively. We may invest our cash in a variety of financial instruments, principally short-term investment grade, interest-bearing instruments. We had short-term investments of $30.7 million and nil at December 31, 2021 and 2020, respectively. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. Our exposure to interest rate risk arises through movements in regard to interest income we earn on our deposits and the imputed interest expense from a shareholder loan. To manage the risk, our cash is held at financial institutions that we believe to be of high credit quality. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

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

Changes in the political and economic policies of the Chinese government or in relations between China and the United States may materially and adversely affect our business, financial condition, results of operations and the market price of our ordinary shares.

Due to our extensive operations in China, our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

While China’s economy has experienced significant growth over the past four decades, growth has been uneven across different regions and among various economic sectors. The Chinese government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the Chinese government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Additionally, the Chinese government has published new policies that significantly affect certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to obtain additional permission from Chinese authorities to continue to operate our business in China, which may adversely affect our business, financial condition and results of operations.

Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets. For example, in July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements called variable interest entities, or VIEs. On December 24, 2021, the China Securities Regulatory Commission, or CSRC, released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments), for public comments until January 23, 2022. The SEC also has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. Although we do not have a VIE structure, due to our extensive operations in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our ordinary shares, may also be adversely affected.

Changes in U.S. and Chinese regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our ordinary shares.

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to the United States or China, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing certain sanctions and restrictions in relation to China and issuing statements indicating enhanced review of companies with significant China-based operations. It is unknown whether and to what extent new legislation, executive orders, tariffs, laws or regulations will be adopted, or the effect that any such actions would have on companies with significant connections to the United States or to China, our industry or on us. We conduct clinical activities and have business operations both in the United States and China. Any unfavorable government policies on cross-border relations and/or international trade, including increased scrutiny on companies with significant China-based operations, capital controls or tariffs, may affect the hiring of scientists and other research and development personnel, the import or export of raw materials in relation to drug development, our ability to raise capital, or the market price of our ordinary shares. Furthermore, the SEC has issued statements primarily focused on companies with significant China-based operations. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. We do not have a VIE structure and are not in an industry that is subject to foreign ownership limitations by China. However, it is possible that the Company’s periodic reports and other filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

In response to the SEC’s July 30, 2021 statement, the CSRC announced on August 1, 2021, that “it is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of China-based companies listed in the U.S. so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.”

If any new legislation, executive orders, tariffs, laws and/or regulations are implemented, if existing trade agreements are renegotiated, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tension or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our ordinary shares.

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

Under Chinese laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside 10% of its after-tax profits each year to fund certain statutory common reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. If the statutory common reserve funds are not sufficient to make up its losses in previous years (if any), such subsidiary shall use the profits of the current year to make up the losses before accruing the statutory common reserve funds. At the discretion of the shareholders, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax profits, based on PRC accounting standards, to discretionary common reserve funds. These statutory common reserve funds and discretionary common reserve funds, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in China. As of December 31, 2021, these restricted net assets were nil.

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

Under the EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it is treated in a manner similar to a Chinese enterprise for EIT purposes. The implementing rules of the EIT Law define “de facto management bodies” as “management bodies that exercise substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, the Notice regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, specifies that certain Chinese-controlled offshore incorporated enterprises, defined as enterprises incorporated under the laws of foreign countries or territories and that have Chinese enterprises or enterprise groups as their primary controlling shareholders, will be classified as resident enterprises if all of the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, as amended on June 15, 2018, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining Chinese resident enterprise status, including which competent tax authorities are responsible for determining offshore incorporated Chinese resident enterprise status, as well as post-determination administration. In 2014, the SAT, released the Announcement of the SAT on Issues concerning the Recognition of Chinese-Controlled Enterprises Incorporated Overseas as Resident Enterprises on the Basis of Their Actual Management Bodies and supplemented some provisions related to the administrative procedures for the recognition of resident enterprise, while the standards used to classify resident enterprises in Circular 82 remain unchanged.

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

Our ordinary shares may be delisted or prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act. The delisting or the cessation of trading in the United States of our ordinary shares, or the threat of their being delisted or prohibited, may materially and adversely affect the value and/or liquidity of your investment. Additionally, the inability of the PCAOB to conduct full inspections or investigations of our auditor deprives our investors of the benefits of such inspections or investigations.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over the counter trading market in the United States.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in mainland China, it is included on a list of audit firms the PCAOB determined it is unable to inspect or investigate completely because of a position taken by one or more authorities in mainland China, and is therefore subject to the PCAOB’s determination and currently not inspected by the PCAOB.

In May 2021, the PCAOB issued a proposed rule 6100, Board Determinations Under the HFCAA, for public comment. The proposed rule is related to the PCAOB’s responsibilities under the HFCAA, which would establish a framework for the PCAOB to use when determining whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. If we are identified as a Commission-Identified Issuer and as having a “non-inspection” year, there is no assurance that we will be able to take remedial measures in a timely manner. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in such jurisdictions.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would amend the HFCAA and reduce the number of consecutive non-inspection years required for triggering the listing and trading prohibitions under the HFCAA from three years to two years.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The SEC has also announced amendments to various annual report forms to accommodate the certification and disclosure requirements of the HFCAA. There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. The implications of this possible regulation or guidance in addition to the requirements of the HFCAA are uncertain, and such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected.

Since the PCAOB is unable to conduct inspections or full investigations of our auditor, we could be delisted and our ordinary shares could be prohibited from being traded in the United States if we are identified as a Commission-Identified Issuer for three consecutive years. Such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting could have a negative impact on the price of our ordinary shares. Also, such a delisting could significantly affect our ability to raise capital on acceptable terms, or at all, which would have a material adverse effect on our business, financial condition and prospects.

Inspections of other audit firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct inspections or full investigations of our auditor, we and investors in our ordinary shares would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct inspections or full investigations of auditors would make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

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

Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate in Greater China and other Asian markets have implemented and are considering a number of legislative and regulatory proposals concerning personal data protection.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or another information network.

We do not maintain, nor do we intend to maintain in the future, personally identifiable health information of patients in China. We do, however, collect and maintain de-identified or pseudonymized health data for clinical trials in compliance with local regulations. These data could be deemed as personal data or important data. With China’s growing emphasis of its sovereignty over data derived from China, the outbound transmission of de-identified or pseudonymized health data for clinical trials may be subject to the new national security legal regime, including the Cyber Security Law, the Data Security Law (as defined below), the Personal Information Protection Law (as defined below), and various implementing regulations and standards.

Under the Cyber Security Law and the Measures on Standard, Safety and Service of the National Medical Care Big Data (Tentative), or the Measures on Health and Medical Big Data, the transmission of certain personal information, important data and health and medical care big data outside of China is only permitted upon the completion of a security assessment conducted by or as determined by the Chinese government. Certain draft regulations, including the Measures for Security Assessment for Cross-border Transfer of Personal Information and Important Data (Draft for Comment), published in 2017, and the Measures for Security Assessment for Cross-border Transfer of Personal Information (Draft for Comment), published in 2019, have been proposed by the Chinese government that specify the procedures and stipulate more detailed compliance requirements relating to such assessment, and in certain circumstances, government approval, prior to the transmission of such information and data outside of China.

In addition, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, promulgated the Data Security Law of the People’s Republic of China, or the Data Security Law, on June 10, 2021, which became effective on September 1, 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data processing activities, and introduces a data classification and hierarchical protection system. The classification of data is based on its importance in economic and social development, as well as the degree of harm expected to be caused to national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The security assessment mechanism was also included in the Personal Information Protection Law, or the Personal Information Protection Law, which was promulgated in August 2021 and became effective on November 1, 2021, for the Chinese government to supervise certain cross-border transfers of personal information.

The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities. We do not maintain, nor do we intend to maintain in the future, personally identifiable health information of patients in China. We do, however, collect and maintain de-identified or pseudonymized health data for clinical trials in compliance with local regulations.

Under the Cyber Security Law and Data Security Law, we are required to establish and maintain a comprehensive data and network security management system that will enable us to monitor and respond appropriately to data security and network security risks. We will need to classify and take appropriate measures to address risks created by our data processing activities and use of networks. We will be obligated to notify affected individuals and appropriate Chinese regulators of and respond to any data security and network security incidents. Establishing and maintaining such systems takes substantial time, effort and cost, and we may not be able to establish and maintain such systems fully as needed to ensure compliance with our legal obligations. Despite our investment, such systems may not fully guard us or enable us to appropriately respond to or mitigate all data security and network security risks or incidents we face. Furthermore, under the Data Security Law, data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, is to be processed and handled with a higher level of protection. The notion of important data is not clearly defined by the Cyber Security Law or the Data Security Law. In order to comply with the statutory requirements, we will need to determine whether we possess important data, monitor the important data catalogs that are expected to be published by local governments and departments, perform risk assessments and ensure we are complying with reporting obligations to applicable regulators. We may also be required to disclose to regulators business-sensitive or network security-sensitive details regarding our processing of important data, and may need to pass the government security review or obtain government approval in order to share important data with offshore recipients, which can include foreign licensors, or share data stored in China with judicial and law enforcement authorities outside of China. If judicial and law enforcement authorities outside China require us to provide data stored in China, and we are not able to pass any required government security review or obtain any required government approval to do so, we may not be able to meet the foreign authorities’ requirements. The potential conflicts in legal obligations could have adverse impact on our operations in and outside of China.

Recently, the Cyberspace Administration of China has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Cybersecurity Review Measures, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” In addition, on December 28, 2021, the Cyberspace Administration of China and several other PRC government authorities jointly issued the newly revised Cybersecurity Review Measures, according to which, among others, if an internet platform operator has personal information of over one million users and intends to be listed on a foreign stock exchange, it must be subject to the cybersecurity review. The newly revised Cybersecurity Review Measures became effective on February 15, 2022. On November 14, 2021, the Cyberspace Administration of China published the Draft Data Security Measures for public comments, according to which, among others, listing in a foreign country of data processors processing over one million users’ personal information and listing in Hong Kong of data processors which affects or may affect national security must apply for cybersecurity review. As the Draft Data Security Measures have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how these draft measures will be enacted, interpreted or implemented and how they will affect us. It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on the life sciences sector generally and the Company in particular. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

The national security legal regime imposes stricter data localization requirements on personal information and human health-related data and requires us to undergo cybersecurity or other security review, obtain government approval or certification, or put in place certain contractual protections before transferring personal information and human health-related data out of China. As a result, personal information, important data and health and medical data that we or our customers, vendors, clinical trial sites, pharmaceutical partners and other third parties collect, generate or process in China may be subject to such data localization requirements and heightened regulatory oversight and controls. To comply with these requirements, maintaining local data centers in China, conducting security assessments or obtaining the requisite approvals from the Chinese government for the transmission outside of China of such controlled information and data could significantly increase our operating costs or cause delays or disruptions in our business operations in and outside China. We expect that the evolving regulatory interpretation and enforcement of the national security legal regime will lead to increased operational and compliance costs and will require us to continually monitor and, where necessary, make changes to our operations, policies, and procedures. If our operations, or the operations of our CROs, licensees or partners, are found to be in violation of these requirements, we may suffer loss or use of data, suffer a delay in obtaining regulatory approval for our products, be unable to transfer data out of Mainland China, be unable to comply with our contractual requirements, suffer reputational harm or be subject to penalties, including administrative, civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. If any of these were to occur, it could adversely affect our ability to operate our business and our financial results.

The General Office of the State Council passed the Scientific Data Administrative Measures in March 2018, which provides a regulatory framework for the collection, submission, retention, exploitation, confidentiality and security of scientific data. Scientific data is defined as data generated from basic research, applied research, experiments and developments in the fields of natural sciences, engineering and technology. It also includes the original and derived data by means of surveillance, monitoring, field studies, examination and testing that are used in scientific research activities. All scientific data generated by research entities, including research institutions, higher education institutions and enterprises that is created or managed with government funds, or funded by any source that concerns state secrets, national security, or social and public interests, must be submitted to data centers designated by the Chinese government for consolidation. Disclosure of scientific data will be subject to regulatory scrutiny.

The definition of scientific data is quite broad, but the Chinese government has not issued further guidance to clarify if clinical study data would fall within the definition of scientific data. To our understanding, the Chinese government has not required life sciences companies to upload clinical study data to any government-designated data centers, or prevented the cross-border transmission and sharing of clinical study data. While we do not currently plan to utilize government funds when conducting our research and development activities, we may pursue some forms of government funding or support in the future. We plan to closely monitor legal and regulatory developments in this area to see how scientific data is interpreted, and we may be required to comply with additional regulatory requirements for sharing clinical study data with our licensors or foreign regulatory authorities, although the scope of such requirements, if any, is currently unknown.

In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the Regulation on the Administration of Human Genetic Resources, or the HGR Regulation, promulgated by the State Council, which became effective on July 1, 2019, applies to activities that involve collection; biobanking; use of HGR, which includes the genetic materials with respect to organs, tissues, cells and other materials that contain the human genome, genes and other genetic substances, or the China Biospecimens; and derived data, in China (together with the China Biospecimens, the “China-Sourced HGR”), and provision of such items to foreign parties. The HGR Regulation prohibits both onshore and offshore entities established or actually controlled by foreign entities and individuals from collecting or biobanking any China-Sourced HGR in China, as well as providing such China-Sourced HGR out of China. Chinese parties are required to seek an advance approval for the collection of certain HGR and biobanking of all HGR. Approval for any export or cross-border transfer of China Biospecimens is required, and transfer of derived data by Chinese parties to foreign parties or entities established or actually controlled by them also requires the Chinese parties to file, before the transfer, a copy of the data with the China Human Genetic Resources Administrative Office, or HGRAO, for record and obtain a notification filing number in order to transfer. The HGR Regulation also requires that foreign parties ensure the full participation of Chinese parties in international collaborations and share all records and data with the Chinese parties.

If the Chinese parties fail to comply with data protection laws, regulations and practice standards, and our research data is obtained by unauthorized persons, used or disclosed inappropriately or destroyed, we may lose our confidential information and be subject to litigation and government enforcement actions. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our or our collaborators’ practices, potentially resulting in suspension of relevant ongoing clinical trials or delays in the initiation of new trials, confiscation of China-Sourced HGR, administrative fines, disgorgement of illegal gains or temporary or permanent debarment of our or our collaborators’ entities and responsible persons from further clinical trials and, consequently, a de-facto ban on the debarred entities from initiating new clinical trials in China. So far, the HGRAO has disclosed a number of HGR violation cases. In one case, the sanctioned party was the Chinese subsidiary of a multinational pharmaceutical company that was found to have illegally transferred certain biospecimens to CROs for conducting certain unapproved research. In addition to a written warning and confiscation of relevant HGR materials, the Chinese subsidiary of the multinational pharmaceutical company was requested by the HGRAO to take rectification measures and was also banned by the HGRAO from submitting any clinical trial applications until the HGRAO was satisfied with the rectification results, which rendered it unable to initiate new clinical trials in China until the ban was lifted. In another case, the CRO engaged by the Chinese subsidiary of a multi-national pharmaceutical company was found to have forged an ethics committee approval in order to accelerate the HGRAO approval. Both the Chinese subsidiary of the multi-national pharmaceutical company and the CRO were debarred from initiating new applications for a period of six to 12 months, respectively.

To further tighten the control of China HGR, the SCNPC issued the Eleventh Amendment to the Criminal Law of the People’s Republic of China on December 26, 2020, which became effective on March 1, 2021, criminalizing the illegal collection of China-Sourced HGR, the illegal transfer of China-sourced biospecimens outside of China, and the transfer of China-sourced derived data to foreign parties or entities established or actually controlled by them without going through security review and assessment. An individual who is convicted of any of these violations may be subject to public surveillance, criminal detention, a fixed-term imprisonment of up to seven years and/or a criminal fine. In October 2020, the SCNPC adopted the Biosecurity of the People’s Republic of China, or the PRC Biosecurity Law, which became effective on April 15, 2021. The PRC Biosecurity Law will establish an integrated system to regulate biosecurity-related activities in China, including, among others, the security regulation of HGR and biological resources. The PRC Biosecurity Law for the first time expressly declares that China has sovereignty over its HGR, and further endorsed the HGR Regulation by recognizing the fundamental regulatory principles and systems established by it over the utilization of China-Sourced HGR by foreign entities in China. Though the PRC Biosecurity Law does not provide any specific new regulatory requirements on HGR, as it is a law adopted by China’s highest legislative authority, it gives China’s major regulator of HGR, the Ministry of Science and Technology, or the MOST, significantly more power and discretion to regulate HGR and it is expected that the overall regulatory landscape for China-Sourced HGR will evolve and become even more rigorous and sophisticated. In addition, the interpretation and application of data protection laws in China and elsewhere are often uncertain and in flux.

In addition, in the United States, at both the federal and state levels, and in territories outside of Mainland China where we have rights to and plan to develop and commercialize our in-licensed product candidates, including Hong Kong, Macau, Singapore, South Korea, Taiwan and Thailand, we are subject to laws and regulations that address privacy, personal information protection and data security. Numerous laws and regulations, including security breach notification laws, health information privacy laws and consumer protection laws, govern the collection, use, disclosure and protection of health-related and other personal information. Given the variability and evolving state of these laws, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by regulators or courts in their interpretation.

We expect that these data protection and transfer laws and regulations will receive greater attention and focus from regulators going forward, and we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under data protection, privacy and security laws in China, the United States and other countries where we plan or conduct business will be sufficient.

Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted transfer or confiscation of certain personal information, result in the suspension of ongoing clinical trials or ban on initiation of new trials, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors, pharmaceutical partners and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable law, including the European Union General Data Protection Regulation, Cyber Security Law and HGR Regulation. In addition, a data breach affecting personal information, including health information, or a failure to comply with applicable requirements could result in significant management resources, legal and financial exposure and reputational damage that could potentially have a material adverse effect on our business and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations.

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

●

announcements of regulatory approval or a complete response letter, or specific label indications or patient populations for the use of our product candidates, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	the results of our testing and clinical trials;

●	the results of our efforts to acquire or license additional product candidates;

●	variations in the level of expenses related to our existing product candidates or preclinical studies and clinical trials;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability;

●	manufacturing, supply or distribution shortages;

●	variations in our results of operations;

●	announcements about our earnings that are not in line with analyst expectations;

●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

●	research reports and changes in financial estimates by securities research analysts;

●	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	press reports, whether or not true, about our business;

●	additions to, or departures of, our management;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares;

●	sales or perceived potential sales of additional ordinary shares;

●	sales of our ordinary shares by us, our executive officers and directors or our shareholders in the future;

●	general economic and market conditions and overall fluctuations in the U.S. equity markets;

●	changes in accounting principles; and

●	changes or developments in the Chinese or global regulatory environment.

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

Sales of our ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of March 1, 2022, we had 38,928,922 ordinary shares outstanding. Among these shares, 17,232,397 ordinary shares have been registered under the Securities Act and are freely transferable by persons other than our “affiliates” without restriction or registration; the remaining shares outstanding have not been registered under the Securities Act and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

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

In addition, as shareholders of a Cayman Islands exempted company, our shareholders have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders), or to obtain a copy of our register of members. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a Cayman Islands exempted company, we may not have standing to initiate a derivative action in a federal court of the U.S. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a U.S. federal court. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Our directors, executive officers and shareholders holding more than 10% of our ordinary shares beneficially owned approximately 42.05% of our ordinary shares as of March 1, 2022. Lan Huang, our chief Executive Officer, and Mr. Linqing Jia, our major shareholder, also beneficially own a 37.99% equity interest of Wanchunbulin through Wanchun Biotech. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including the holders of our ordinary shares. In addition, these persons could divert business opportunities away from us to themselves or others.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until December 31, 2022, which is the last day of our fiscal year following the fifth anniversary of March 14, 2017.

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

As a foreign private issuer listed on the Nasdaq Capital Market, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from corporate governance listing standards. For example, under Cayman Islands law, we are not required to hold annual shareholders meetings every year, and we generally follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2021. We held an Extraordinary General Meeting on March 15, 2021, to request shareholder approval of the 2017 Omnibus Incentive Plan (as defined below). We expect to hold annual shareholders meetings in the future only if there are matters that require shareholders’ approval.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022.

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

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences for our U.S. shareholders.

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which either: (i) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Whether we are a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our assets (which generally will be determined by reference to the public price of our ordinary shares, which may fluctuate significantly), from time to time.

Although we believe that it is likely that we were not classified as a PFIC for the taxable year that ended December 31, 2021, we have been classified as a PFIC in prior years and may again be classified as a PFIC in the future, which could result in adverse U.S. federal income tax consequences to U.S. shareholders. Our PFIC status for the current taxable year ending December 31, 2022, will not be determinable until after the close of the taxable year. There can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we are a PFIC for any taxable year during which U.S. shareholders hold our ordinary shares, such U.S. shareholders could be subject to adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains, in the case of U.S. shareholders who are individuals, losing the preferential rate applicable to dividends received on our ordinary shares , and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Additionally. If we are a PFIC for any taxable year during which U.S. shareholders hold our ordinary shares, we would generally continue to be treated as a PFIC with respect to such U.S. shareholders even if we do not satisfy either the above tests to be classified as a PFIC in a subsequent year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

The Internal Revenue Service, or IRS, may not agree with the conclusion that we should not be treated as a U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Thus, as a corporation incorporated under the laws of the Cayman Islands, we should generally be classified as a non-U.S. corporation (and therefore as a non-U.S. tax resident) for U.S. federal income tax purposes. In certain circumstances, however, under section 7874 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation organized outside the United States will be treated as a U.S. corporation (and, therefore, as a U.S. tax resident).

In July of 2015, we completed our internal restructuring. Based on the rules in effect at the time of the internal restructuring, we expect that the internal restructuring did not result in us being treated as a U.S. corporation for U.S. federal income tax purposes by virtue of section 7874 of the Code. Nevertheless, because the section 7874 rules and exceptions are complex and subject to factual and legal uncertainties, there can be no assurance that we will not be treated as a U.S. corporation for U.S. federal income tax purposes. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Tax Residence of BeyondSpring Inc. for U.S. Federal Income Tax Purposes.”

Item 4.	Information on the Company

A.	History and Development of the Company

BeyondSpring Inc. was incorporated as an exempted company under the laws of the Cayman Islands on November 21, 2014. In July 2015, we completed our internal restructuring.

Our principal executive offices are located at 28 Liberty Street, 39th Floor, New York, NY 10005 and our telephone number is +1 (646) 305-6387. Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the U.S. is CT Corporation System located at 28 Liberty Street, 42nd Floor, New York, New York 10005. Our website is www.beyondspringpharma.com. The information contained on, or that can be accessed through, our website does not constitute part of this annual report on Form 20-F and is not incorporated by reference herein.

Initial Public Offering, Concurrent Private Placement, Subsequent Financing and Business Development

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

In May 2018, we entered into various agreements with certain third-party investors to issue 739,095 ordinary shares with a par value $0.0001 per share for an aggregate cash consideration of $20.0 million or $27.06 per ordinary share. To date, we have received $14.0 million from the financing and 221,729 ordinary shares issued in connection with such investment for which we did not receive the cash consideration were surrendered by one investor to us in October 2021.

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

In June and July 2019, Wanchunbulin, our partially owned Chinese subsidiary, and Wanchun Biotech entered into definitive agreements for the sale of its equity interests, or the Equity Purchase Agreements, to certain investors led by Efung Capital. Under the Equity Purchase Agreements, Wanchunbulin sold 3.38% of the equity interest of Wanchunbulin for aggregate cash consideration of RMB 70 million, or approximately $10.1 million, before deducting offering expenses.

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

In August 2021, Wanchunbulin, our partially owned Chinese subsidiary, entered into an exclusive commercialization and co-development agreement with Hengrui to further develop and commercialize Plinabulin in Greater China. Under the terms of the agreement, Wanchunbulin granted Hengrui exclusive rights to commercialize and co-develop Plinabulin in the Greater China markets, including mainland China, Hong Kong, Macau and Taiwan. Wanchunbulin retains the manufacturing rights of Plinabulin in the Greater China markets and will receive all Plinabulin net sales proceeds in such markets. Hengrui will receive a pre-determined percentage of the net sales in each quarter. Wanchunbulin received an upfront payment of RMB 200 million (approximately $31 million), and will receive regulatory and sales milestones of up to RMB 1.1 billion (approximately $171 million). Hengrui will be responsible for all costs associated with commercialization of Plinabulin in the Greater China markets. Pursuant to the terms of the agreement, Wanchunbulin will be responsible for 100% of the clinical and regulatory costs for the first two indications for Plinabulin: prevention of CIN and second/third- line treatment of NSCLC (EGFR wild type). Hengrui will fund 50% of the clinical development costs for additional indications for Plinabulin in the Greater China markets, with a Joint Steering Committee overseeing the clinical strategy and priorities. See “Item 4. Information on the Company—B. Business Overview—Commercialization.”

B.	Business Overview

Summary

We are a clinical stage global biopharmaceutical company focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. Our lead asset, Plinabulin, a first-in-class, Selective Immunomodulating Microtubule-Binding Agent (SIMBA), is being developed as a “pipeline in a drug” in a number of cancer indications. We are also developing three small molecule immune agents, currently in preclinical stages. In addition, our subsidiary SEED is utilizing a unique Targeted Protein Degradation (TPD) platform, or “molecular glue” technology, to develop innovative therapeutic agents from internal research and development efforts and from collaboration. SEED is collaborating with Lilly to discover and develop new chemical entities through this unique TPD platform that could produce therapeutic benefit.

First, we are studying Plinabulin alone or in combination with G-CSF, including pegfilgrastim, for its potential benefit in the prevention of CIN. In September 2020, the combination received Breakthrough Therapy Designation from both the FDA and the NMPA. Based on the PROTECTIVE-2 Phase 3 registration study results, we filed an NDA with the FDA and the NMPA for the use of Plinabulin in combination with G-CSF for the prevention of CIN in March 2021. The NDA application was accepted by the FDA and the NMPA with priority review status. In November 2021, the FDA issued a Complete Response Letter for Plinabulin in combination with G-CSF for the prevention of CIN. The NDA for the CIN prevention indication is under review by the NMPA.

Second, Plinabulin is being studied as an anti-cancer agent in combination with docetaxel for second- and third- line treatment of NSCLC, EGFR wild type (DUBLIN-3 Phase 3 registration study). The DUBLIN-3 study has completed global enrollment of 559 patients and final positive topline results from the study were reported in August 2021 and at ESMO in September 2021, with a potential NDA filing in the second half of 2022 in China.

Finally, Plinabulin is being studied in investigator-initiated trials for its therapeutic potential in combination with various immuno-oncology agents, including 1) in combination with nivolumab, a PD-1 antibody, for the treatment of NSCLC at UCSD and the University of Washington; 2) in combination with nivolumab and ipilimumab, a CTLA-4 antibody, for the treatment of SCLC at the Rutgers University and other U.S. clinical centers; and 3) in combination with PD-1 or PD-L1 antibodies and radiation for the treatment of various cancers at MD Anderson Cancer Center.

Our principal executive offices are located in New York, and we also have offices in New Jersey, Pennsylvania, Beijing and Dalian, China. We are incorporated in the Cayman Islands. Our management team has deep experience and capabilities in biology, chemistry, drug discovery, clinical development, regulatory and capital markets.

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

Plinabulin triggers the release of the immune defense protein, GEF-H1, which leads to two distinct effects: 1) a durable anti-cancer benefit due to the maturation of dendritic cells resulting in activation of tumor antigen-specific T-cells to target cancer cells and 2) early-onset action in CIN prevention after chemotherapy by boosting the number of hematopoietic stem/progenitor cells, or HSPCs. Effects on HSPCs could explain the potential for Plinabulin not only to prevent CIN but also to increase circulating CD34+ cells in patients. As a potential “pipeline in a drug,” Plinabulin is being broadly studied in combination with various immuno-oncology agents that could boost the effects of the PD-1 / PD-L1 antibodies. The elucidation of this mechanism was a multi-year collaborative effort among us, University of Basel, Massachusetts General Hospital, and MD Anderson.

In aggregate, as of the date of this annual report on Form 20-F, Plinabulin has been administered to over 700 patients with advanced cancer and thus far is generally well-tolerated. We believe the data from completed and ongoing clinical trials suggest there is a path forward for Plinabulin in the treatment of advanced NSCLC and the prevention of CIN.

Plinabulin in Prevention of CIN

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

Neutropenia represents a key limitation associated with most chemotherapies. The current standard of care for neutropenia is biologic drugs based on G-CSF, a human growth factor that stimulates the proliferation, differentiation and maturation of neutrophils. Treatment or prevention of CIN with G-CSF has been the standard of care since Neupogen (filgrastim) was approved in 1991. G-CSF includes filgrastim and pegfilgrastim, which is long-lasting filgrastim. While monotherapy G-CSF reduces duration of severe neutropenia, or DSN, over 80% of patients still experience grade 4 neutropenia, which is the most common reason for reducing relative dose intensity of chemotherapy, downgrading the chemotherapy regimen, delaying chemotherapy schedule and discontinuing chemotherapy, all of which will negatively impact patients’ long-term survival outcome. Furthermore, G-CSF cannot be given on the same day as chemotherapy and the expansion of bone marrow generated by monotherapy G-CSF causes bone pain. According to post-marketing patient surveys, between 59% and 71% of patients report having experienced bone pain and, of those patients, about one-quarter describe the pain as severe.

The number of first cycle chemotherapy treatments was expected to grow by 53% between 2018 and 2040. Industry reports from IQVIA (NPS Data January-December 2020) show that the current U.S. CIN market is approximately $4 billion and growing in unit volume. With the change in the National Comprehensive Cancer Network, or NCCN, guidelines to include intermediate-risk chemotherapy patients for prophylaxis of CIN, the addressable market has increased by over 100% and we expect the market to continue to grow as oncologists continue to be more aggressive in their prophylaxis of these intermediate-risk patients, who comprise approximately 37% of the CIN population. Under the updated NCCN guidelines, more than 70% of all chemotherapy patients qualify for prophylaxis for CIN in the U.S. According to IQVIA MIDAS and TF Securities reports, G-CSF sales in China had annual revenue increase of approximately 30% a year, with total sales of RMB 5 billion (approximately $780 million) in 2019 and RMB 8 billion (approximately $1.2 billion) in 2020. Only four long-lasting G-CSF were approved in China, with total sales at RMB 3 billion (approximately $470 million) in 2019 and RMB 5.2 billion (approximately $820 million) in 2020. Hengrui’s long-lasting G-CSF is among the top-three best sellers in China.

The main benefit of G-CSF treatment, however, is in week 2 after chemotherapy. Week 1 after chemotherapy is considered the “Neutropenia Vulnerability Gap” where over 75% of CIN-related clinical complications occur, including febrile neutropenia, infection, hospitalization and death. Plinabulin has the potential to fill this “Neutropenia Vulnerability Gap” by working in week 1 to prevent the onset and progression of CIN. Therefore, we believe combining Plinabulin with G-CSF may maximize the protection of patients for the full cycle of chemotherapy, as demonstrated in the PROTECTIVE-2 Phase 3 registration study.

PROTECTIVE-2 Phase 3 study is the registration study to support the NDA submission for the use of Plinabulin in combination with G-CSF for the prevention of CIN. The NDA submission was based on positive data from this study, which shows that Plinabulin in combination with pegfilgrastim demonstrated superior CIN prevention benefit, compared to pegfilgrastim alone. The study met the primary endpoint, with a statistically significant improvement in the rate of prevention of grade 4 neutropenia (improved from 13.6% to 31.5%, p=0.0015) and met all key secondary endpoints, including DSN and absolute neutrophil count, or ANC nadir. In addition, the combination reduced clinical complications such as incidence and severity of febrile neutropenia, and incidence and duration of hospitalization for febrile neutropenia patients. The combination is well-tolerated, with over 20% reduction of grade 4 Treatment Emergent Adverse Events in the combination compared to that of pegfilgrastim. The NDA submissions included five supportive trials that show consistent CIN prevention in various chemotherapy regimens and cancers in over 1,200 patients.

Plinabulin’s effect in preventing CIN has been demonstrated in six clinical trials so far, namely Study 101, DUBLIN-3, PROTECTIVE-1 (Phase 2 and Phase 3), and PROTECTIVE-2 (Phase 2 and Phase 3), with consistent data for CIN prevention early onset benefit in week 1 after chemotherapy.

●

In the Phase 2 portion of Study 101, the addition of Plinabulin to a standard regimen of docetaxel resulted in a statistically significant reduction (p=0.002) in the incidence of grade 3 and 4 neutropenia adverse events from 26% of patients in the docetaxel monotherapy arm to 7% in the Plinabulin plus docetaxel arm based upon a retrospective analysis of the data.

●

In DUBLIN-3, a Phase 3 study for NSCLC, we evaluated 559 patients on a secondary endpoint of grade 4 neutropenia reduction in cycle 1 Day 8 and demonstrated Plinabulin’s ability to reduce docetaxel induced grade 4 neutropenia in NSCLC patients (p<0.0001).

●

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

In addition, our data further demonstrated that Plinabulin mobilizes CD34+ progenitor cells into the peripheral blood through a mechanism of action different from G-CSF or Plerixafor, potentially presenting a new option for hematopoietic cell transplantation. We evaluated CD34+ cell counts in the blood by measuring CD34+ levels pre-dose and at multiple time points through Day 8 of treatment with docetaxel, both with and without Plinabulin. CD34+ measurements were obtained in at least nine patients on both Day 0 and Day 8 for each Plinabulin dose. Patients treated with Plinabulin had statistically significant increases in CD34+ levels at Day 8 in a dose-dependent manner (p<0.0004).

In the Phase 3 portion of PROTECTIVE-1 (double-blind, active-controlled), 105 NSCLC, breast cancer and prostate cancer patients were enrolled to compare Plinabulin with Neulasta in CIN prevention benefit, with DSN in cycle 1 as the primary endpoint. The Phase 3 portion of PROTECTIVE-1 has met its primary endpoint of non-inferiority versus Neulasta for DSN in the first cycle, with statistical significance in a pre-specified interim analysis at 105-patient enrollment in December 2018. This conclusion was confirmed at the Data and Safety Monitoring Board meeting in January 2019, chaired by Dr. Crawford, founding member and former Chairman of the NCCN guidelines for Neutropenia Management in the U.S.

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

We enrolled 115 patients in the Phase 2 portion of PROTECTIVE-2. In October 2018, we announced Phase 2 data that demonstrated that the Plinabulin/Neulasta Combo led to a clinically meaningful reduction of the duration of grade 3 and 4 neutropenia, a statistically significant increase in the percentage of patients with no severe neutropenia (grade 3 and 4 neutropenia) in the first cycle of chemotherapy, a statistically significant reduction of bone pain, and less immune suppression compared with Neulasta monotherapy in the first cycle. Additionally, the Plinabulin/Neulasta Combo presented good tolerability and no cardio-safety issues. Our data suggested that combining Plinabulin with Neulasta reverses the immune-suppressive profile of Neulasta by lowering the percentage of patients with a neutrophil-to-lymphocyte ratio of less than 5 (p<0.007) or with a lymphocyte-to-monocyte ratio of greater than 3.2 (p<0.07) versus Neulasta alone. The data further suggested that Plinabulin can also activate the body’s innate immune response by increasing plasma levels of both neutrophil count and the immune-modulatory protein haptoglobin.

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

PROTECTIVE-2 Phase 3 registration study demonstrated CIN prevention superiority in the Plinabulin and pegfilgrastim combination compared to pegfilgrastim alone, which met all primary and key secondary endpoints. Results of comparison of CIN prevention benefit between combo arm (Plinabulin+pegfilgrastim, n=111) and peg arm (pegfilgrastim alone, n=110) are detailed below.

●	Primary endpoint (rate of prevention of grade 4 neutropenia): 31.5% (combo) vs. 13.6% (peg), 95% CI 17.90 (7.13, 28.66), p=0.0015;

●	Key secondary endpoints in hierarchical testing order:

●	DSN Cycle 1 Day 1-8 (ANC < 0.5 x 10[9] cells/L): lower DSN in combo vs. peg, p=0.0065;

●	Mean ANC nadir Cycle 1 (x 10[9] cells/L): 0.538 (combo) vs. 0.308 (peg), p=0.0002;

●	Percentage of patients without grade 3 and 4 neutropenia: 20.7% (combo) vs. 4.6% (peg), p=0.0003;

●	DSN Cycle 1: lower DSN in combo vs. peg, p=0.0324;

●	Exploratory endpoints:

●	Incidence of profound neutropenia Cycle 1 (ANC < 0.1 x 109 cells/L): 21.6% (combo) vs. 46.4% (peg), p=0.0001;

●	Duration of profound neutropenia Cycle 1: 0.34 day (combo) vs. 0.63 day (peg), p=0.0004;

●	Febrile neutropenia rate for patients with profound neutropenia: 4.2% (combo) vs. 13.7% (peg);

●	Hospitalization rate for patients with profound neutropenia: 8.3% (combo) vs. 11.8% (peg).

The NDA submission based on positive results in our PROTECTIVE-2 study, and supported by five additional clinical studies as described above, for the use of Plinabulin in combination with G-CSF for the prevention of CIN was accepted by both the FDA and the NMPA. The indication we are seeking is a broad label in “concurrent administration with myelosuppressive chemotherapeutic regimens in patients with non-myeloid malignancies for the prevention of CIN,” which is the indication for which we received Breakthrough Therapy Designation from both the FDA and the NMPA. In November 2021, the FDA issued a Complete Response Letter for Plinabulin in combination with G-CSF for the prevention of CIN. The NDA for the CIN prevention indication is under review by the NMPA.

Plinabulin for the Treatment of Advanced NSCLC

NSCLC disease overview

According to the National Cancer Institute, approximately 230,000 patients are diagnosed with lung cancer in the U.S. per year. The prognosis for patients with lung cancer is poor with five-year survival rate of only 18.6%. Lung cancer is the leading cause of cancer death in the U.S. and a global health problem with approximately 1.8 million cases diagnosed per year. Approximately one-third of lung cancer patients worldwide are in China, with approximately 700,000 cases of lung cancer diagnosed in China in 2015. These lung cancers are typically divided into two groups based upon the histologic appearance of the tumor cells—SCLC and NSCLC, which are treated with distinct chemotherapeutic approaches. NSCLC accounts for approximately 87% of lung cancer cases. The global NSCLC market is increasing at a rate of 10% per year, with estimated sales of $26.7 billion and $44.6 billion in 2021 and 2026, respectively. In China, between 2015 and 2019, the number of new cases of NSCLC increased from 669,000 to 761,000, and the number of new cases is expected to reach over 1 million by 2030. According to Frost & Sullivan, in China, NSCLC targeted drug sales reached RMB 12.7 billion (approximately $2.0 billion) in 2018, RMB 20.8 billion (approximately $3.3 billion) in 2019, and RMB 29.1 billion (approximately $4.6 billion) in 2020.

Lung cancer is typically diagnosed relatively late in its clinical course after it has metastasized to other tissues in the body. In these advanced cases, treatment is not curative, and patients are generally treated with systemic therapies. Initial therapy is often based on broad chemotherapy drugs such as cisplatin. Most patients, however, do not obtain a long-term benefit with the overall increase in survival associated with the use of these drugs being only two months. Additional treatments fall into several general categories:

●	other chemotherapy agents, such as docetaxel or pemetrexed;

●	inhibitors of intracellular enzymes that have specific mutations in genes, including EGFR kinases;

●	agents that disrupt blood vessel formation in tumors, such as ramucirumab; and

●	checkpoint inhibitors, such as nivolumab.

Tyrosine Kinase inhibitors are only effective on EGFR mutant patients. EGFR wild type patients account for approximately 70% of Asian NSCLC population, and approximately 85% of Western NSCLC population. Only four therapies have been approved for second and third-line NSCLC patients with EGFR wild type. These four therapies include PD-1/PD-L1 antibodies, pemetrexed, docetaxel, and ramucirumab plus docetaxel, all of which have limited efficacy benefit with median overall survival, or OS, of around 6 to 12 months.

While each of these therapies may provide significant benefit, they are also associated with specific limitations. Docetaxel, for example, leads to neutropenia in up to 40% of patients. Pemetrexed has limited survival benefit compared to docetaxel (hazard ratio for OS of at 0.99). Ramucirumab, which is an antiangiogenic agent that prevents or slows the formation of new blood vessels, leads to a modest increase in OS (1.4 months, hazard ratio for OS at 0.86) when used in combination with docetaxel, and the combination has 49% of severe neutropenia. Second and third-line NSCLC patients are advance stage cancer patients and quite weak, thus high severe neutropenia rate negatively impacts these patients’ quality of life. Finally, checkpoint inhibitors such as nivolumab have demonstrated remarkable activity in NSCLC but that activity is limited to less than 20% of patients. Thus, despite the availability of multiple drugs to treat NSCLC, we believe there is still a need for novel therapies in NSCLC.

In addition, with the current change of treatment landscape, PD-1 antibody and pemetrexed (Keytruda + platinum + pemetrexed) have been approved in the first-line treatment for NSCLC, so when patients fail from this treatment (around 50%), they cannot use PD-1 or PD-L1 antibodies or pemetrexed in the second- and third-line. This results in narrowing the treatment option for these patients to only two docetaxel-based therapies: docetaxel and ramucirumab plus docetaxel. Both therapies have limited survival benefit and very high severe neutropenia rate (>40%), both of which the Plinabulin and docetaxel combination is aimed to improve.

Plinabulin in advanced NSCLC

Plinabulin is a Selective Immunomodulating Microtubule-Binding Agent (SIMBA), which activates immune defense protein GEF-H1, and leads to dendritic cell maturation and T-cell activation (La Sala 2019; Kashyap 2019) for anti-cancer benefit. High GEF-H1 immune signature patients in anti-cancer studies live much longer than the ones who have lower GEF-H1 immune signature (Kashyap 2019).

Phase 1/2 in advanced and metastatic NSCLC (Study 101)

The primary purpose of the Phase 2 portion of the Phase 1/2 trial was to evaluate the potential anti-cancer effect of Plinabulin in combination with docetaxel compared to docetaxel monotherapy in advanced second- and third-line NSCLC patients. The trial enrolled 163 advanced NSCLC patients in the U.S., Australia, Argentina, Chile, Brazil and India. Patients enrolled in the trial had unresectable, locally advanced or metastatic cancers, meaning that in some patients the disease had spread to adjacent lymph nodes if not throughout the body. In such patients there may not be measurable lesions in the lungs.

For intent to treat, or ITT, population with no targeted patient selection, the trial did not meet the primary endpoint of a statistically significant improvement in overall survival for Plinabulin in combination with docetaxel compared to docetaxel monotherapy, with only modest 1.2 months survival benefit in the combination vs. docetaxel alone. However, we identified a subset of patients with measurable lung lesions (Plinabulin mechanism targeted patients) in which the addition of Plinabulin to docetaxel may increase anti-tumor activity compared to docetaxel monotherapy with survival benefit of 4.6 months. In this mechanism-based subset analysis, patients in the Plinabulin plus docetaxel arm had a median OS of 11.3 months, while those treated with docetaxel alone had a median OS of 6.7 months. Additionally, the Plinabulin plus docetaxel cohort had an objective response rate, or ORR, of 18.4% compared to 10.5% for the docetaxel monotherapy arm. This subset included only 38 patients from each arm and did not reach statistical significance on the OS (p=0.29). The patients who received Plinabulin plus docetaxel also had a duration of response, the time of initial response until documented tumor progression, of 12.7 months compared to only one month for the patients who received docetaxel monotherapy (p=0.049). This subset analysis was presented as an oral presentation at 2017 American Society of Clinical Oncology—Society for Immunotherapy of Cancer, or ASCO-SITC, conference and was selected as one of five highlights of the meeting.

Phase 3 in advanced and Metastatic NSCLC (Study 103 or DUBLIN-3)

In June 2016, we initiated a Phase 3 trial (DUBLIN-3), a randomized, active-controlled, single blind to patients, global trial that enrolled 559 patients in second- and third-line NSCLC, EGFR wild type, with a measurable lung lesion. Patients were treated on a 21-day cycle with infusion of docetaxel (D, 75 mg/m2 on Day 1) and Plinabulin (P, 30 mg/m2 on days 1 and 8) or with docetaxel alone (D, 75 mg/m2 on Day 1). The study was conducted in the U.S., China and Australia.

The primary endpoint is overall survival in patients given a combination of Plinabulin and docetaxel compared to patients given docetaxel alone. Secondary endpoints include the frequency of grade 4 neutropenia, ORR, progression free survival, or PFS, percentage of patients at or longer than two years of survival and at or longer than three years of survival, duration of response, cycles of chemo treatment, and quality of life. We enrolled 559 patients for this study.

Final topline results of the trial at a death event of approximately 439 patients were reported in August 2021 and at ESMO in September 2021. The primary endpoint of OS was met in the ITT population (Combination (DP): n = 278; docetaxel (D): n = 281). The following summarizes the topline results:

Primary endpoint (OS, ITT population):

●	Mean OS (SE) months(M): DP 15.08 M (0.848) vs. D 12.77 M (0.676); p = 0.0332

●	Median OS (95% CI): DP 10.5 M (9.3, 11.9) vs. D 9.4 M (8.4, 10.7)

●	Log-rank p = 0.0399; HR = 0.82

Key secondary endpoints (ITT population):

●	ORR (based on investigator review: DP: 12.2% vs. D: 6.7%; p = 0.0275)

●	PFS (based on investigator review):

o	Mean (SE): DP 6.0 M (0.4) vs. D 4.4 M (0.3); p = 0.006

o	Median (95% CI): DP 3.6 M (3.0, 4.4) vs. D 3.0 M (2.8, 3.7)

o	Log-rank p = 0.008; HR = 0.76

●	Incidence of Grade 4 neutropenia, cycle 1 Day 8 (DP: 5.3% vs. D: 27.8%; p ‹ 0.0001)

●	24 Month OS rate: DP: 22.1% vs. D: 12.5%; p = 0.0072

●	36 Month OS rate: DP: 11.7% vs. D: 5.3%; p = 0.0393

●	48 Month OS rate: DP: 10.6% vs. D: 0%; p = not calculable

●	Q-TWIST (Quality-adjusted Time Without Symptoms of Disease and Toxicity): DP: 12.4 M vs. D: 10.47 M; 18.43% relative gain in Q-TWIST, p = 0.0393

Plinabulin in Combination with Immuno-oncology Agents in Anti-Cancer Indications

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

As with the treatment of most cancers, combination treatments are often required to increase efficacy. In 2020, the combination of nivolumab, a PD-1 antibody, and ipilimumab, a CTLA-4 antibody, was approved in melanoma based on increased efficacy. However, this combination resulted in increases in grades 3 and 4 adverse events, which occurred in 55% of the combination patients compared to 16.3% in patients treated with nivolumab alone and 27.3% of patients treated with ipilimumab alone. We believe that the addition of Plinabulin to an immune checkpoint inhibitor such as nivolumab has the potential to increase activity without increasing the rate of serious adverse events, or potentially decrease immune-related side effects.

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

Another example is in a PD-1 non-responsive tumor model which was conducted at Dr. Steven Lin’s lab at MD Anderson. The results of this preclinical study was highlighted in a poster presentation titled “Plinabulin, a microtubule destabilizing agent, improves tumor control by enhancing dendritic cell maturation and CD8 T-cell infiltration in combination with immuno-radiotherapy,” at American Association for Cancer Research Virtual Annual Meeting in June 2020. Data highlights include:

●

Preclinical effectiveness:
The triple immuno-oncology combination of Plinabulin, anti-PD-1 and radiation (triple combination) achieved a 100% complete response in a breast cancer model that is not responsive to PD-1 antibody alone.

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

●

Dendritic cell major histocompatibility complex class II, or MHC-II, up-regulation and T-cell tumor infiltration:
Plinabulin triple combination significantly increased dendritic cell MHC-II expression and T-cell infiltration in the tumor.

●	Immuno-oncology mechanism: AP-1 and NF-kB molecular pathways are crucial in the Plinabulin-induced maturation of dendritic cells.

We believe that the activation of dendritic cells is a key to unlocking the next boost to the efficacy of immuno-oncology agents. Activated dendritic cells present foreign tumor antigens to T-cells to induce cancer-directed immune attacks. Thus, adding this critical step of dendritic cell activation in the immune cascade to the established effects of immune checkpoint inhibition therapies is expected to increase overall anti-cancer efficacy in the clinic. Our anti-cancer strategy was to activate dendritic cells and T-cells, in combination with checkpoint inhibition and to add onto the benefits of neoantigen generation and immune activation from radiotherapy, as Plinabulin serves as the key to reverse the tumor non-response to PD-1/PD-L1 antibodies. We believe the data strongly indicates that this triple combination has potential to help patients who failed or have progressed on anti-PD-1/PD-L1 targeted therapy, which represents a severely unmet medical need.

Investigator Initiated Studies in Plinabulin in Immuno-Oncology

We have explored and plan to continue to explore the role of Plinabulin in stimulating the activity of other immuno-oncology agents in clinical programs:

●	Plinabulin+PD-1 antibody in NSCLC

In September 2016, UCSD enrolled the first patient in an investigator-initiated Phase 1/2 trial of Plinabulin in combination with nivolumab in patients with metastatic NSCLC. As of April 1, 2022, UCSD has enrolled 18 patients. In addition, the Fred Hutch, together with the University of Washington, launched an investigator-initiated Phase 1/2 trial of Plinabulin in combination with nivolumab in patients with advanced NSCLC who have failed up to two previous therapies. The University of Washington study achieved the dose regimen endpoint and therefore the study site has been closed. Preliminary safety data from these two trials were presented at the ASCO-SITC meeting in January 2018. In the 10 patients evaluated, the combination therapy was well-tolerated, with no immune related serious adverse events. Only two patients presented with immune related adverse events, one with a grade 1 event and the other with a grade 2 event.

●	Plinabulin + PD-1 + CTLA-4 antibodies in SCLC

In October 2018, we announced the opening of an investigator-initiated Phase 1 clinical trial with a triple combination therapy, consisting of Plinabulin, nivolumab (one type of PD-1 antibody), and ipilimumab (one type of CTLA-4 antibody), for the treatment of second- and third-line SCLC. The trial, conducted through the Big Ten Cancer Research Consortium, enrolled 16 patients at Rutgers Cancer Institute of New Jersey and other clinical centers in the U.S. in the Phase 1 portion of this Phase 1/2 combined study. This study investigates whether the addition of Plinabulin results in a reduction of immune-related side effects of PD-1 and CTLA-4 antibodies and if it provides efficacy synergy. In ASCO meeting in June 2021, we presented positive Phase 1 data from this study on 13 evaluable patients with PD-1/PD-L1 naïve or resistant tumors in second-line and beyond in SCLC, Plinabulin in combination with nivolumab and ipilimumab showed a 46% ORR. Additionally, the data demonstrated the Plinabulin combination was able to re-sensitize tumors to immune-oncology therapy, that had previously progressed on prior PD-1/PD-L1 inhibitors, with a 43% ORR.

In October 2021, we enrolled the first patient in the Phase 2 portion of this investigator-initiated study. Up to 26 patients with histological or cytological confirmed extensive-stage SCLC who progressed after at least one platinum-based chemotherapy regimen and checkpoint inhibitors will receive the triple combination of Plinabulin + nivolumab + ipilimumab. Patients in the Phase 2 study will continue treatment until disease progression, development of unacceptable toxicity, or one of the protocol-defined reasons for treatment discontinuation occurs.

●	Plinabulin + PD-1/PD-L1 antibody + Radiation in seven different cancers in PD-1/PD-L1 failed patients

In July 2018, we entered into a sponsored research agreement with MD Anderson to evaluate the benefits of adding Plinabulin to radiation therapy plus immune checkpoint antibodies. The pre-clinical study has demonstrated that the triple combination approach (Plinabulin+radiation+PD-1 antibody) has dramatic benefits in tumor reduction (100% tumor shrinkage), increasing tumor dendritic cell maturation and increasing tumor T-cell infiltration in animal models.

In June 2021, we dosed the first patient in this Phase 1/2 study at MD Anderson, for the treatment of patients after progression on PD-1 or PD-L1 antibody therapies in seven different cancer types with Plinabulin+PD-1/PD-L1 antibodies and radiation. The cancer types include bladder cancer, melanoma, Merkle cell cancer, microsatellite instability-high cancers (of any histology), NSCLC, renal cell cancer, and SCLC. The protocol was recently updated to include patients that have any tumor type with checkpoint inhibitor approval that may or may not have progressed on previous anti-PD-1/PD-L1 mAb treatment +/- chemotherapy or anti-CTLA4 requiring further treatment in Phase 1. We believe that radiation with Plinabulin could help reverse immune checkpoint inhibitor resistance in immune checkpoint inhibitor-refractory tumors and generate responses that are greater than radiation with immune checkpoint inhibitor alone.

Other Programs

In addition to exploring Plinabulin’s therapeutic potential in combination with immuno-oncology agents, we have a pipeline of preclinical immuno-oncology product candidates and have utilized our research collaborators to advance these programs.

BPI-002 program

Our BPI-002 program is based on an oral small molecule agent that increases T-cell co-stimulation. Due to its short pharmacokinetics half-life, it has the potential of managing immune-related adverse events better than biological long half-life agents like CTLA-4 inhibitors in combination with PD-1/PD-L1 inhibitors. In preclinical cancer models, BPI-002 has significant anti-cancer effects as a monotherapy and in combination with checkpoint inhibitors. Investigational New Drug, or IND, enabling studies and efforts related to manufacturing and safety testing have been initiated.

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

In connection with this collaboration, we and certain of our subsidiaries transferred certain contracts and intellectual property related to certain platform technology for the Ubiquitin Platform Technology to SEED, and we granted SEED an exclusive sublicense with respect to certain rights to intellectual property and other materials related to the Ubiquitin Platform Technology.

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

Our Strategy

●

Maximize the value of partnering with Hengrui, a leading oncology R&D and commercialization company in China. In August 2021, Wanchunbulin, our partially owned Chinese subsidiary, entered into an exclusive commercialization and co-development agreement with Hengrui to further develop and commercialize Plinabulin in Greater China. See “—Commercialization.” With receipt of the 2017 Grant, Plinabulin has been included in the National Drug Priority Review List. According to the Thirteenth Five-Year Plan, the government encourages the research, development and production of new drugs, the new drugs with approval to be marketed shall enjoy priority to be included in the National Insurance System. We believe that, pending drug approval and successful pricing negotiations with the Chinese government, the 2017 Grant could help position Plinabulin for inclusion in the National Insurance System, which would allow for faster access to patients and reimbursement.

●

Partner with one or more global pharmaceutical companies or build our own sales force to commercialize Plinabulin in the U.S. and the rest of world. We believe Plinabulin, if approved, could have significant commercial potential in the U.S. and globally in combination with G-CSF in the prevention of CIN, or in combination with chemotherapy as an anti-cancer agent, in combination therapy as an immune-oncology agent. Our clinical data demonstrates that Plinabulin can provide added value to anti-tumor therapy when used with chemotherapy. Additionally, our early clinical results in immune-oncology indicate that Plinabulin may play an important role in triple combination immunotherapy to improve or expand effectiveness of current immune-oncology therapeutic regimens. After we have determined the regulatory pathway for our product candidates in the U.S., we will evaluate whether to seek a commercialization partner or to build in-house commercialization capabilities.

●

Develop Plinabulin as a “pipeline in a drug” in multiple cancer indications. We are exploring the potential of Plinabulin in combination with immuno-oncology agents and continue to develop a pipeline of other immuno-oncology agents through the utilization of our scientific collaborators. Plinabulin is a novel dendritic cell maturation small molecule agent in Phase 3 development. We believe that its unique mechanism supports the improved anti-cancer efficacy potential in combination with checkpoint inhibitors and tumor antigen generators, including chemotherapy or radiation. We are utilizing our research collaborators to advance Plinabulin in clinical trials to investigate its therapeutic potential as an immuno-oncology agent. We have begun a study to evaluate Plinabulin’s anti-cancer effect in seven additional tumor types with MD Anderson.

●

Advance Plinabulin through global clinical trials and obtain regulatory approvals in both U.S. and China. We have completed two Phase 2/3 trials for CIN and have submitted NDAs in the U.S. and China. We have completed our Phase 3 trial for NSCLC and have reported positive clinical data, with a potential NDA filing in the second half of 2022 in China, and have begun discussions with the FDA regarding the future clinical and regulatory pathway. All of our clinical trials have been conducted globally by working with leading global CROs, such as ICON and Covance to assure the quality of the data. We believe that our global development strategy has provided and will continue to provide significant advantages, including the ability to conduct trials in China with quicker enrollment and lower costs. In addition, as China is the second largest pharmaceutical market in the world, we believe obtaining potential approvals in China could lead to significant commercial opportunity for Plinabulin.

●

Optimize the value of SEED’s targeted protein degradation (TPD) technology platform.  Through our subsidiary SEED, we are conducting internal research and collaborating with Lilly to discover and develop new chemical entities that could produce therapeutic benefit through TPD in various diseases. We will seek to form additional partnerships to expand our TPD platform into several therapeutic areas.

Commercialization

In August 2021, Wanchunbulin, our partially owned Chinese subsidiary, entered into an exclusive commercialization and co-development agreement with Hengrui to further develop and commercialize Plinabulin in Greater China. Under the terms of the agreement, Wanchunbulin granted Hengrui exclusive rights to commercialize and co-develop Plinabulin in the Greater China markets, including mainland China, Hong Kong, Macau and Taiwan. Wanchunbulin retains the manufacturing rights of Plinabulin in the Greater China markets and will receive all Plinabulin net sales proceeds in such markets. Hengrui will receive a pre-determined percentage of the net sales in each quarter. Wanchunbulin received an upfront payment of RMB 200 million (approximately $31 million), and will receive regulatory and sales milestones of up to RMB 1.1 billion (approximately $171 million). Hengrui will be responsible for all costs associated with commercialization of Plinabulin in the Greater China markets. Pursuant to the terms of the agreement, Wanchunbulin will be responsible for 100% of the clinical and regulatory costs for the first two indications for Plinabulin: prevention of CIN and second/third- line treatment of NSCLC (EGFR wild type). Hengrui will fund 50% of the clinical development costs for additional indications for Plinabulin in the Greater China markets, with a Joint Steering Committee overseeing the clinical strategy and priorities.

In the U.S. and for the rest of world, after we have determined the regulatory pathway for our product candidates in the U.S., we will evaluate whether to seek a commercialization partner or to build in-house commercialization capabilities.

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

As of March 21, 2022, we owned or co-owned 122 patents, in 40 jurisdictions, including 21 issued U.S. patents. We also owned 14 pending U.S. non-provisional patent applications as well as corresponding patent applications pending in other jurisdictions and five pending U.S. provisional patent applications. In addition, we owned three pending international patent applications related to Plinabulin and Plinabulin analogs filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to use of Plinabulin for treating iron disorders, use of Plinabulin in combination with an immune checkpoint inhibitor and an FPPS inhibitor for treating cancer, and use of Plinabulin in combination with an anti-CD47 agent for treating cancer. We also owned a pending international patent application related to BPI-002, which we plan to file nationally in the U.S. and in other jurisdictions.

Our patent portfolio as of March 21, 2022 included 19 issued U.S. patents directed to Plinabulin and Plinabulin analogs, their synthesis and their use in the treatment of various disorders. In particular, we owned 15 issued U.S. patents directed to the Plinabulin composition of matter, methods of synthesizing Plinabulin, polymorphic forms of Plinabulin, and methods of treating various disorders with Plinabulin including docetaxel-induced neutropenia and certain other CIN, various cancers such as lung cancer, NSCLC, breast cancer, skin cancer, prostate cancer, myeloma, RAS mutant tumors, and brain tumors, and fungal infections, and methods of using Plinabulin for inhibiting cell proliferation, promotion of microtubule depolymerization, and inducement of vascular collapse in a tumor. These U.S. patents were scheduled to expire between 2023 and 2037, excluding any potential patent term restorations. The patent portfolio also contained counterpart patents granted in 39 foreign jurisdictions including Japan, South Korea, China, Europe and other countries.

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

There are a number of large pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drugs for the treatment of cancer for which we are developing our product candidates. For treatment of NSCLC with EGFR wild type, with PD-1 and pemetrexed have moved into first-line therapy, only the ramucirumab/docetaxel combination and docetaxel are effectively approved for treatment of second/third-line NSCLC. Bristol-Myers Squibb Company and Merck & Co., Inc. currently market and sell Opdivo (nivolumab) and Keytruda (pembrolizumab), respectively, both of which are PD-1 inhibitors. Lilly currently markets and sells Cyramza (ramucirumab). Moreover, a number of additional drugs are currently in ongoing Phase 3 clinical trials as second- and third-line treatments of NSCLC, and may become competitors if and when they receive regulatory approval.

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

Neutropenia can be prevented or treated by G-CSF, a protein that promotes the survival, proliferation and differentiation of neutrophils. Recombinant G-CSF therapies, such as filgrastim (Neupogen), a short-acting drug, and pegfilgrastim (Neulasta), a long-acting drug, are commonly used to prevent and treat CIN. The major manufacturer of these competing therapies is Amgen. Other approved long-acting G-CSFs include Coherus’ Udenyca, Mylan’s Fulphila, Sandoz’s Ziextenzo, and Pfizer’s Nyvepria, all of which are Neulasta’s biosimilars. In addition, G1 Therapeutics, Inc.’s COSELA (trilaciclib) has been approved to treat CIN in SCLC.

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

U.S. Drug Development Process

The process of obtaining regulatory approvals and maintaining compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions or lead to voluntary product recalls. Administrative or judicial sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

●	completion of nonclinical laboratory tests, preclinical studies and formulation studies according to Good Laboratory Practices, or GLP, regulations;

●	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

●	approval by an independent IRB, at each clinical site before each trial may be initiated;

●	performance of adequate and well-controlled human clinical trials according to GCPs, to establish the safety and efficacy of the proposed product for its intended use;

●	preparation and submission to the FDA of an NDA, for a drug;

●	satisfactory completion of an FDA advisory committee review, if applicable;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP; and

●	payment of user fees and FDA review and approval of the NDA.

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

●

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

●

Phase 2. The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.

●

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

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement, requirements for substitution of generic products for branded prescription drugs, and increased transparency around drug pricing practices. For example, the Affordable Care Act contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. There also has been increased public and governmental scrutiny of the cost of drugs and drug pricing strategies, including by the U.S. Senate and federal and state prosecutors. In May 2018, former President Trump released the Blueprint which, along with related drug pricing measures proposed since the Blueprint, could cause significant operational and reimbursement changes for the pharmaceutical industry. Although a number of these and other proposed measures will require authorization through additional legislation to become effective, Congress and the Biden administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. For example, the Biden Administration’s Prescription Drug Pricing Plan as part of the House-passed Build Back Better Act seeks to reduce prescription drug costs by, among other provisions, allowing Medicare to negotiate prices for certain high-cost prescription drugs in Medicare Parts B and D, imposing an excise tax on pharmaceutical manufacturers that refuse to negotiate pricing with Medicare, requiring inflation rebates to limit annual drug price increases in Medicare and private insurance, and redesigning the Medicare Part D formula. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals including our product candidates, if any achieve approval.

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

●

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

●

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

●	HIPAA, which imposes federal criminal and civil liability for executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●

the federal transparency laws, including the federal Physician Payments Sunshine Act, which is part of the Affordable Care Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians and teaching hospitals and physician ownership and investment interests;

●

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

●

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

The Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act or the civil monetary penalties statute. These and similar laws may be subject to further amendment or reinterpretation, and implementing regulations may be revised or reinterpreted, in ways that may significantly affect our business. For example, in November 2020 the U.S. Department of Health and Human Services issued rules that amended the regulations to the federal Anti-Kickback Statute; however, implementation of these rules has been and may continue to be affected by a regulatory freeze announced by the current administration in January 2021 and litigation challenging these rules. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Although we would not submit claims directly to payors, manufacturers can be held liable under the federal False Claims Act and other healthcare laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, will be subject to scrutiny under the False Claims Act. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties, and the potential for exclusion from participation in federal healthcare programs. The applicable civil penalties are subject to an annual increase based on inflation; effective December 13, 2021, the penalties are between $11,803 and $23,607 for each separate false claim. In addition, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. Further, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

Patient Protection and the Affordable Care Act

The Affordable Care Act, enacted in March 2010, includes measures that have or will significantly change the way health care is financed in the U.S. by both governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

●

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

●

In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing.

●

The Affordable Care Act imposed a requirement on manufacturers of branded drugs to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., the “donut hole”).

●

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

The Affordable Care Act has been subject to challenges and numerous ongoing efforts to repeal or amend the Act in whole or in part. Since the November 2016 U.S. election, the U.S. Congress, as well as the administration of former President Trump, have made numerous efforts to repeal or amend the Affordable Care Act in whole or in part. For example, the Tax Cuts and Jobs Act, which former President Trump signed into law in December 2017, repealed the Affordable Care Act’s individual health insurance mandate, which is considered a key component of the Affordable Care Act. In addition, in December 2018, the U.S. District Court for the Northern District of Texas ruled (i) that the individual mandate was unconstitutional as a result of the associated tax penalty being repealed by Congress as part of the Tax Act; and (ii) the individual mandate is not severable from the rest of the Affordable Care Act, as a result the entire Affordable Care Act is invalid. In December 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the lower court decision, which was then appealed to the U.S. Supreme Court. On June 17, 2021, the U.S. Supreme Court held that state and individual plaintiffs did not have standing to challenge the individual mandate provision of the ACA; in so holding, the Supreme Court did not consider larger constitutional questions about the validity of this provision or the validity of the ACA in its entirety. Thus, the full impact of the Affordable Care Act, or any law replacing elements of it, on our business remains unclear. These and other laws may result in additional reductions in healthcare funding, which could have a material adverse effect on customers for our product candidates, if we gain approval for any of them. Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our product candidates if we gain approval for any of them.

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

Good Laboratories Practice Certification for Nonclinical Research

To improve the quality of animal research, the CFDA promulgated the Administrative Measures for Good Laboratories Practice of Nonclinical Laboratory in 2003, which was amended in July, 2017, and began to conduct the certification program of the GLP. In April 2007, the CFDA issued the Circular on Measures for Certification of Good Laboratory Practice, or CFDA Circular 214, providing that the NMPA is responsible for certification of nonclinical research institutions. Under CFDA Circular 214, the NMPA decides whether an institution is qualified for undertaking pharmaceutical nonclinical research upon the evaluation of the institution’s organizational administration, its research personnel, its equipment and facilities and its operation and management of nonclinical pharmaceutical projects. If all requirements are met, a GLP Certification will be issued by the NMPA and the result will be published on the NMPA’s website.

Currently for all our ongoing projects, we cooperated with NMPA certified GLP laboratories operated by Joinn Laboratories to conduct the studies following GLP based on NMPA requirements.

Approval for Clinical Trials and Production of New Drugs

According to the Provisions for Drug Registration promulgated by the State Administration for Market Regulation in 2020, Circular on the Chemical Drug Registration Classification and Requirements on Application Materials by the NMPA in June 2020, Drug Administration Law promulgated and amended by the Standing Committee of the National People’s Congress in 2019, Circular on Regulations for Special Approval on New Drug Registration issued by the CFDA in 2009, and Circular on Information Publish Platform for Pharmaceutical Clinical Trials issued by the CFDA in 2013, we must comply with the following procedures and obtain several approvals for clinical trials and production of new drugs.

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

Special Examination and Approval for Domestic Category 1 Pharmaceutical Products

Domestic Category 1 New Drugs are Eligible for Preferred Procedures

According to Provisions for Drug Registration promulgated by the SAMR in 2020, drugs fall into one of three categories, namely chemical drugs, biological product or traditional Chinese medicine. And according to the Circular on the Chemical Drug Registration Classification and Requirements on Application Materials, which was promulgated by the NMPA on June 29, 2020 and came into effect on July 1, 2020, chemical drugs are classified into 5 categories. A Category 1 drug is a new drug that has never been marketed in any country. As of the date of this annual report on Form 20-F, our NDA for Plinabulin in the CIN prevention indication submitted to the NMPA has been accepted with Category 1 designation.

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

Pursuant to the revised Provisions for Drug Registration, the following drugs with significant clinical value may enjoy a priority procedure for drug marketing authorization: (i) urgently needed clinical drugs and innovative drugs and improved new drugs developed for prevention and treatment of major infectious and orphan diseases; (ii) new varieties, dosage forms and specifications of children’s medicines that conform to the physiological characteristics of children; (iii) urgently needed vaccines and innovative vaccines for disease prevention and control; (iv) pharmaceuticals under breakthrough therapeutic drug procedures; (v) drugs meeting the requirements of conditional approvals; and (vi) other circumstances as further specified by the NMPA. The drug registration applicant may submit an application for priority review and approval for their drug applications simultaneously with filing the drug marketing application upon confirmation with the CDE beforehand. The drug marketing review time limit is stipulated as 130 working days for the drug applications, which enjoy a priority procedure for drug marketing authorization. On July 7, 2020, the NMPA issued Protocol for the Review of Breakthrough Therapeutic Drugs (Trial), Protocol for Review and Approval of Conditional Approval of Drugs Marketing Applications (Trial) as well as Protocol for Prioritized Review and Approval of Drugs Marketing Certificates (Trial), which stipulated detailed procedural rules for the breakthrough therapeutic drug procedure and priority procedure, procedural rules for drugs that meet the conditions for conditional approval for marketing, and procedures and detailed conditions of the priority review and approval, respectively.

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

In comparison, according to Provisions for Drug Registration promulgated by the SAMR in 2020, the registration pathway for Category 5 drugs is complicated and evolving. Category 5 drug applications may only be submitted after a company obtains an NDA approval and receives the CPP granted by a major regulatory authority, such as the FDA or the EMA. Multinational companies may need to apply for conducting multi-regional clinical trials, which means that companies do not have the flexibility to design the clinical trials to fit the Chinese patients and standard-of-care. Moreover, a requirement to further conduct local clinical trials can potentially delay market access by several years from its international NDA approval. Further, according to Opinions on Reforming the Review and Approval Process for Drugs and Medical Devices issued by the State Council in August 2015, which is a guideline for future legislation and NMPA examination, the drugs which have already been marketed abroad may no longer be categorized as new drugs under Chinese law in the future, and therefore may not be able to enjoy any preferential treatment for new drugs. In order to implement this guideline, in March 2016, the former CFDA issued the Reform Plan, which changed the registration category of chemical medicine stipulated in Provisions for Drug Registration. According to the Interpretation of Reform Plan issued by former CFDA, a new drug refers to a drug that has never been marketed in China or abroad. And according to Provisions for Drug Registration promulgated by the SAMR in 2020 and the Circular on the Chemical Drug Registration Classification and Requirements on Application Materials which was promulgated by the NMPA on June 29, 2020 and came into effect on July 1, 2020, the interpretation on new drugs was also accepted.

Our product candidates are all new therapeutic agents and we expect that all of our current product candidates fall under the Category 1 application process. Although the regulatory framework previously required approval of separate clinical trial applications prior to initiating each phase of clinical development, in December 2015, the CFDA approved our clinical trial application including all phases of clinical trials for Plinabulin as a direct anti-cancer agent in NSCLC when combined with docetaxel and for the prevention of CIN.

Changes to the Review and Approval Process

In August 2015, the State Council issued Opinions on Reforming the Review and Approval Process for Drugs and Medical Devices, providing several potential policy changes that could benefit the pharmaceutical industry:

●

A plan to accelerate innovative drug approval with a special review and approval process, with a focus on areas of high unmet medical needs, including innovative drugs for HIV, malignant tumors, serious infectious diseases, orphan diseases; drugs sponsored by national science and technology major projects and national major research and development plans; innovative drugs to be manufactured locally in China; children’s drugs; drugs using advanced formulation technology, using innovative treatment methods, or having distinctive clinical benefits;

●	A plan to adopt a policy which would allow companies to act as the marketing authorization holder and to hire contract manufacturing organizations to produce drug products;

●

A plan to improve the review and approval of clinical trials, and to allow companies to conduct clinical trials in China at the same time as they are doing so in other countries and encourage domestic clinical trial institutions to participate in international multi-center clinical trials.

●

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

●

In November 2015, the CFDA released the Circular concerning Several Policies on Drug Registration Review and Approval, which further clarified the following policies potentially simplifying and accelerating the approval process of clinical trials:

●

A one-time umbrella approval procedure allowing approval of all phases of a new drug’s clinical trials at once, rather than the current phase-by-phase approval procedure, will be adopted for new drugs’ clinical trial applications;

●

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

In December 2017, the CFDA released the Opinions on Encouraging Drug Innovations and Implying the Prioritized Review and Approval System, which further stipulated the scope of priority review and approval. The following drugs will be entitled to priority review and approval:

●

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

●

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

On March 11, 2021, the National People’s Congress released the Fourteenth Five-Year Plan, which provides that the government will improve the accelerated review and approval mechanism for innovative drugs, vaccines and medical devices, enhance the review and approval of drugs and medical devices for the treatment of orphan diseases and diseases with urgent clinical needs, and promote the domestic marketing of new drugs and medical devices marketed abroad with urgent clinical needs.

On April 27, 2021, the General Office of the State Council issued the Implementing Opinions on Comprehensively Strengthening the Building of Drug Regulation Capability. It provides that the ability of the authorities on technical review shall be improved. Focusing on the strategic needs of coordinated regional development, existing regulatory resources shall be integrated, the establishment of inspection institutions for traditional Chinese medicine and biological products (vaccines) shall be optimized, and professional and technical abilities shall be strengthened. The coordinated working mechanism between research and review of drugs and medical devices which are innovative or with urgent clinical needs shall be improved and the application of new technologies and research and development of new products shall be encouraged. The authority shall give full play to the role of expert advisory committees in reviewing and making decisions, and disclose expert opinions, evaluation results and evaluation reports in accordance with the laws. Communication methods and channels shall be enhanced, communication frequency of innovative medicine and medical device conferences shall be increased, and technical guidance and services for applicants shall be strengthened. The system for importing overseas marketed drugs with urgent clinical needs shall also be improved.

Non-Inferiority Standard

In China, a drug may receive regulatory approval without showing superiority in its primary endpoint. Rather, a drug may be approved for use if it shows non-inferiority in its primary endpoint and superiority in one of its secondary endpoints.

Accelerated or Conditional Approval

In October 2017, the General Office of the Central Committee of the Communist Party of China and the State Council issued the Opinions on Deepening the Reform of the Review and Approval System and Inspiring Innovation of Drugs and Medical Devices. This opinion provides that, among other things:

●	the review and approval process should be accelerated for drugs or medical devices that are urgently in need for clinical practice;

●

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

●	extend the protection term for patents related to certain new drugs in trials, given that clinical trials and the review and approval process may cause delay in bringing new drugs to the market; and

●

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

On October 17, 2020, the revised Patent Law of the PRC was issued by the Standing Committee of the National People’s Congress, which came into effect on June 1, 2021. Such revised Patent Law of the PRC stipulates that in order to compensate for the time consumed in the examination and approval of new drugs for marketing, the patent administration department shall, at the request of the patentee, grant compensation for the term of the patent right for invention patents related to new drugs that have been approved for marketing in China.

On July 7, 2020, the NMPA issued Protocol for Review and Approval of Conditional Approval of Drugs Marketing Applications (Trial) which stipulated procedures and detailed conditions of the conditional approval.

On March 12, 2021, the National People’s Congress issued the Fourteenth Five-Year Plan, which provides that the accelerated evaluation and approval mechanism shall be improved for innovative drugs, vaccines, medical devices. The evaluation and approval of drugs and medical devices with urgent clinical needs or for orphan diseases shall be advanced. The import of overseas on market new drugs and medical devices with urgent clinical needs shall also be facilitated.

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

In February 2004, the CFDA issued the Circular on Measures for Certification of Drug Clinical Practice Institutions (trial), providing that the NMPA is responsible for certification of clinical trial institutions, and that the National Health Commission of the PRC is responsible for relevant things in respect of certification of clinical trial institutions within its duties. Under the Circular on Measures for Certification of Drug Clinical Practice Institutions (trial), the NMPA and the National Health Commission of the PRC decide whether an institution is qualified for undertaking pharmaceutical clinical trial upon the evaluation of the institution’s organizational administration, its research personnel, its equipment and facilities, its management system and its standard operational rules. If all requirements are met, a GCP Certification will be issued by the NMPA and the result will be published on the NMPA’s website.

On December 1, 2019, the newly revised PRC Drug Administration Law came into effect, which provides that instead of the aforesaid certification, the drug clinical trial institutions are now subject to a record-filing system. In accordance therewith, the NMPA and the National Health Commission of the PRC jointly issued the Announcement on the Release of Regulations for Drug Clinical Trial Institutions on November 29, 2019, which changes the GCP certification system for drug clinical trial institutions to a filing system and overrides the Circular on Measures for Certification of Drug Clinical Practice Institutions (trial). A clinical trial institution shall, by itself or appoint third parties, to evaluate whether the institution is qualified for undertaking pharmaceutical clinical trial. If such evaluation determines that the institution is qualified then a filing is required to the newly established filing system run by the NMPA.

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

Animal Test Permits

According to Regulations for the Administration of Affairs concerning Experimental Animals approved by the State Council and promulgated by the State Science and Technology Commission in November 1988 and amended in January 2011, July 2013 and March 2017, and Administrative Measures on the Certificate for Animal Experimentation (Trial) promulgated by the MOST and other regulatory authorities in December 2001, performing experiments on animals requires a Certificate for Use of Laboratory Animals. Applicants must satisfy the following conditions:

●	Laboratory animals must be qualified and sourced from institutions that have Certificates for Production of Laboratory Animals;

●	The environment and facilities for the animals’ living and propagating must meet state requirements;

●	The animals’ feed and water must meet state requirements;

●	The animals’ feeding and experimentation must be conducted by professionals, specialized and skilled workers, or other trained personnel;

●	The management systems must be effective and efficient; and

●	The applicable entity must follow other requirements as stipulated by Chinese laws and regulations.

International Multi-Center Clinical Trials Regulations

On January 30, 2015, the CFDA promulgated Notice on Issuing the International Multi-Center Clinical Trial Guidelines (Trial), or the Multi-Center Clinical Trial Guidelines, which took effect as of March 1, 2015, aiming to provide guidance for the regulation of application, implementation and administration of international multi-center clinical trials in China. Pursuant to the Multi-Center Clinical Trial Guidelines, international multi-center clinical trial applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the applicant plans to make use of the data derived from the international multi-center clinical trials for application to NMPA for approval of an NDA, such international multi-center clinical trials shall satisfy, in addition to the requirements set forth in the PRC Drug Administration Law and its implementation regulations, Provisions for Drug Registration and relevant laws and regulations, the following requirements:

●

The applicant shall first conduct an overall evaluation on the global clinical trial data and further make trend analysis of the Asian and Chinese clinical trial data. In the analysis of Chinese clinical trial data, the applicant shall consider the representativeness of the research subjects, i.e., the participating patients;

●

The applicant shall analyze whether the amount of Chinese research subjects is sufficient to assess and adjudicate the safety and effectiveness of the drug under clinical trial, and satisfy the statistical and relevant legal requirements; and

●	The onshore and offshore international multi-centers clinical trial research centers shall be subject to on-site inspections of competent PRC governmental agencies.

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

Collecting and Using Patients’ Human Genetic Resources and Derived Data

In June 1998, the MOST and the former Ministry of Health jointly established the Interim Measures for the Administration of Human Genetic Resources in China. In July 2015, the MOST issued the Service Guide for the Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, which provides that foreign entities that collect and use patients’ human genetic resources in clinical trials shall be required to file for an advance approval with the HGRAO through its online system.

In October 2017, the MOST issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval process for collecting and using human genetic resources for the purpose of seeking marketing authorization of drugs in China.

In May 2019, the State Council issued the HGR Regulation, which stipulates the approval requirements pertinent to research collaborations between Chinese and foreign-owned entities. Pursuant to this new rule, a new filing system (as opposed to the advance approval approach originally in place) is put in place for international clinical trials using Chinese patients’ biospecimens at clinical study sites without involving the export of such biospecimens outside of China. A notification filing that specifies the type, quantity and usage of the biospecimens, among others, with the HGRAO is required before conducting such clinical trials. The collection, use, and outbound transfer of Chinese patients’ biospecimens in international collaboration for basic scientific research involving export are still subject to the advance approval of the HGRAO.

In October 2020, the SCNPC promulgated the China Biosecurity Law, which became effective on April 15, 2021. The China Biosecurity Law reaffirms the regulatory requirements stipulated by the HGR Regulation while potentially increasing the administrative fines significantly in cases in which foreign entities are alleged to have collected, preserved or exported Chinese human genetic resources.

Data Privacy and Data Protection

China continues to strengthen its regulation of network security, data protection, and personal information (including personal health information). For example, the PRC Civil Code, which was promulgated by the National People’s Congress in May 2020 and became effective in January 2021, provides that the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

In November 2016, the SCNPC promulgated the Cyber Security Law, which became effective in June 2017. The Cyber Security Law requires network operators to perform certain functions related to cybersecurity protection and strengthen the network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. When collecting and using personal information, in accordance with the Cyber Security Law, network operators shall abide by the “lawful, justifiable and necessary” principles. The network operator shall collect and use personal information by announcing rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. The network operator shall neither collect the personal information unrelated to the services they provide, nor collect or use personal information in violation of the provisions of laws and administrative regulations or the agreements with such persons, and shall process the personal information they store in accordance with the provisions of laws and administrative regulations and agreements reached with such persons. The network operator shall not disclose, tamper with or destroy personal information that it has collected, or disclose such information to others without prior consent of the person whose personal information has been collected, unless such information has been processed to prevent a specific person from being identified and such information from being restored. Each individual is entitled to require a network operator to delete his or her personal information if he or she finds that collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such operator and such individual, and is entitled to require any network operator to make corrections if he or she finds errors in such information collected and stored by such operator. Such operator shall take measures to delete the information or correct the error. Any individual or organization may neither acquire personal information by stealing or through other illegal ways, nor illegally sell or provide personal information to others.

In July 2018, the National Health Commission promulgated the Measures on Health and Medical Big Data, which set out the guidelines and principles for standards management, security management and services management of health and medical big data. Pursuant to the Measures on Health and Medical Big Data, the healthcare data produced by the PRC citizens in the PRC can be managed and used by the state for the purposes of the state strategic safety and the benefits of the life and health of the PRC citizens, provided that the state guarantees the PRC citizens their respective right of information, usage and personal privacy.

On December 28, 2021, the Cyberspace Administration of China, National Development and Reform Commission and several other administrations jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replace the Measures for Cybersecurity Review promulgated in April 2020 and effective in June 2020. According to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review, and an internet platform operator possessing personal information of over one million users and intending to be listed on a foreign stock exchange must be subject to the cybersecurity review.

In June 2021, the SCNPC promulgated the Data Security Law, which became effective on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance. Data categorized as “important data”, which will be determined by governmental authorities in the form of catalogs, shall be treated with higher levels of protection. Specifically, the Data Security Law provides that processors of important data shall appoint a “data security officer” and a “management department” to take charge of data security. In addition, such processor shall evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities. Since the Data Security Law is relatively new, uncertainties still exist in relation to its interpretation and implementation.

Additional regulations, guidelines, and measures relating to data privacy and data protection are expected to be adopted, including the Measures for Security Assessment for Cross-border Transfer of Personal Information and Important Data (Draft for Comment), published in 2017, the Measures for Security Assessment for Cross-border Transfer of Personal Information (Draft for Comment), published in 2019, the Personal Information Protection Law promulgated in August 2021 which became effective on November 1, 2021, and the Measures on Security Review for Cross-border Transfer of Data (Draft for Comment), published in October 2021, each of which indicates a trend of more stringent compliance requirements, and, if adopted or effective, would require security assessment and review before transferring personal health information out of China.

Since our subsidiaries are located in China, we are required to comply with the requirements of China’s network and data protection regime. In addition, in the ordinary course of our business, we collect and store personal information, including personal information about our clinical trial subjects, customers, and employees in China. We may need to share such personal information with our subsidiaries, licensors, partners, or contractors located outside China. China’s network and data protection regime is constantly evolving, and we continue to face uncertainties as to whether our efforts to comply with these requirements will be sufficient. Although we develop and maintain compliance protocols and controls designed to maintain compliance with these requirements, development and maintenance of these protocols and controls is costly. In addition, our CROs, licensees, and partners are also required to comply with these laws, and our agreements with them require them to comply with these requirements, but there is always a risk that they may not fully comply with them.

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

Regulations Relating to Intellectual Property Rights

Patent

General

Pursuant to the Patent Law of the PRC, most recently amended in October 2020, and its implementation rules, most recently amended in January 2010, patents in China fall into three categories, namely invention patent, utility model and design patent. Invention patent refers to a new technical solution proposed in respect of a product, method or its improvement; utility model refers to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product; and design patent refers to the new design of the whole or part of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the Patent Law of the PRC, the term of patent protection starts from the date the patent was filed. Patents relating to utility-models and designs are effective for ten years from the initial date the patent application was filed, patents relating to designs are effective for fifteen years from the initial date the patent application was filed, and patents relating to invention are effective for twenty years from the initial date the patent application was filed. The Patent Law of the PRC adopts the principle of “first to file,” which means where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application.

Moreover, in order to compensate for the time consumed in the examination and approval of new drugs for marketing, the patent administration department shall, at the request of the patent holder, grant compensation for the term of the patent right for invention patents related to new drugs that have been approved for marketing in China. The compensation period shall not exceed five years, and the total validity term of patent rights since the new drug approved to be marketed shall not exceed 14 years.

Compared with the Patent Law of the PRC revised in 2008, changes in the 2020 revised Patent Law mainly include: (i) clarifying the incentive mechanism for inventor or designer relating to service inventions; (ii) extending the duration of design patent; (iii) establishing a new system of “open licensing”; (iv) strengthening the joint liability of internet service providers for network patent infringement; (v) improving the distribution of burden of proof in patent infringement cases; (vi) increasing the compensation for patent infringement; and (vii) patent term adjustment to compensate delays of the China National Intellectual Property Administration, or CNIPA, or the CNIPA in the review of patent applications.

Existing patents can become invalid or unenforceable due to a number of factors, including lack of novelty, and/or lack of inventive step in technology, and deficiencies in patent application. In China, a patent must have novelty, inventive step and practical applicability. Under the Patent Law of the PRC, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or abroad or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Inventive step means, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress; practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the CNIPA. Normally, the CNIPA publishes an annoucement for the invention patent 18 months after the application is filed, which may be shortened upon request by the applicant. The applicant must apply to the CNIPA for a substantive examination within three years from the date the application is filed.

Article 19 of the Patent Law of the PRC provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the CNIPA for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the subject invention or utility model. This added requirement of confidential examination by the CNIPA has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China. Currently we have 15 invention patents granted by CNIPA and 22 invention patents under the application process.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other infringement acts against patent rights, will subject the infringers to tortious liabilities. Serious offences of forgery of the patents belonging to other persons may be subject to criminal penalties.

When a dispute arises as a result of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through consultation between them. However, if the dispute cannot be settled through consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. For intentional infringement of patent rights, in certain cases, the compensation amount shall be one to five times the amount determined pursuant to the aforesaid method. Where it is difficult to ascertain the losses of the patent holder, the benefits gained by the infringer and the license fee of the patent, the people’s court may, in light of such factors as patent right type as well as infringement nature and circumstances, determine a compensation amount ranging from RMB 30,000 to RMB 5,000,000. As in other jurisdictions, with one notable exception, the patent owner in China has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proving that it has not infringed. To our knowledge, there are no disputes as to our infringement of any third party’s patent.

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

●

Any person who uses, promises to sell, sells or imports any patented product or product directly obtained in accordance with the patented methods after such product is sold by the patent owner or by its licensed entity or individual;

●

Any person who has manufactured an identical product, has used an identical method or has made necessary preparations for manufacture or use prior to the date of patent application continues to manufacture such product or use such method only within the original scope;

●

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

●	Any person who uses the relevant patents solely for the purposes of scientific research and experimentation; or

●

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

Trade Secrets

According to the Law Against Unfair Competition of the PRC promulgated in September 1993 and amended in November 2017 and April 23, 2019, respectively, the term “trade secrets” refers to technical information, business operation information and other commercial information that are not known to the public and have commercial value and for which corresponding confidentiality measures have been taken by their rights holders.

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

Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs must adhere to the principles of authenticity and self-use within the business scope of enterprises. The capital of an FIE and capital in RMB obtained by the FIE from foreign exchange settlement must not be used for the following purposes:

●	directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations;

●	directly or indirectly used for investment in securities, unless otherwise provided by relevant laws and regulations;

●

directly or indirectly used for granting the entrusted loans in RMB, unless permitted by the scope of business, repaying the inter-enterprise borrowing (including advances by the third party), or repaying the bank loans in RMB that have been sub-lent to the third party; and/or

●	paying the expenses related to the purchase of real estate that is not for self-use, except for the foreign-invested real estate enterprises.

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

Furthermore, SAFE Circular 16 reiterates that the use of capital by domestic enterprises must adhere to the principles of authenticity and self-use within the business scope of enterprises. The foreign exchange income of capital account and RMB obtained by domestic enterprise from foreign exchange settlement must not be used for the following purposes:

●	directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations;

●

directly or indirectly used for investment in securities and investment in wealth management products except for principal-guaranteed bank wealth management products, unless otherwise provided by relevant laws and regulations;

●	directly or indirectly used for extending the entrusted loans to non-affiliate enterprises, unless permitted by the scope of business; and/or

●	used for construction or purchase of real estate that is not for self-use, except for the foreign-invested real estate enterprises.

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

On December 27, 2021, according to the Foreign Investment Law, the Ministry of Commerce of PRC and National Development and Reform Commission published the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2021), or the “Negative List”, which came into effect on January 1, 2022. The Negative List provides the scope of “restricted” or “prohibited” industries that have certain restrictions on foreign investment such as market entry clearance. Foreign investment in industries not included in the “negative list” are granted national treatment.

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

Manufacturing and Supply

We outsource the production of the active pharmaceutical ingredient of Plinabulin to external service providers, Johnson Matthey Pharma Services (JMPS) and Asymchem Laboratories (Asymchem), and the production of the final drug formulation to Pharmaceutics International Inc. (Pii) and for contingency planning purposes, we have also established relationships with other contract manufacturing organizations. We expect to continue our outsourcing relationships with contract manufacturers to meet the ongoing requirements for the development of Plinabulin. We have framework agreements with these external service providers, under which they provide services to us on a short-term, project-by-project basis. We also have a long-term Commercial Supply Agreement in place with Pii to prepare for the commercial supply if approved.

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

We currently lease office space in New York, with total space of 7,238 rentable square feet. The lease expires in December 2023. Our current rent is $35,888 per month, which will increase by $302 in February 2023. Payments under the lease are expensed on a straight-line basis over the periods of the lease, and the terms of the leases do not contain contingent rent, renewal or purchase options.

Since September 2021, we have leased office space in New Jersey, with total space of 9,727 square feet. The lease expires in February 2027. Our current rent is $24,723 per month. Starting in 2023, our annual rent will increase by $0.50 per square foot leased. We additionally pay for the cost of utilities, as well as our share of building real estate taxes and building operating expenses. Payments under the lease are expensed on a straight-line basis over the period of the lease.

We currently lease office space of 860.12 square meters in Dalian, China at approximately $2,874 per month. The lease expires on August 31, 2022.

We currently lease office space of 222.68 square meters in Beijing, China at approximately $12,000 per month. The lease expires on April 21, 2022.

Our subsidiary, SEED, is building out a wet lab to support research and development efforts for the Ubiquitin Platform Technology. Since September 2021, SEED has leased temporary space and permanent office space and lab space in Pennsylvania. The temporary space, which is leased pending the completion of construction of permanent space, covers approximately 2,043 rentable square feet at a fixed rental of $7,661 per month for a term ending upon completion of construction of the permanent space. The permanent space covers approximately 10,086 rentable square feet at a starting fixed rental of $37,823 per month, with rent payments commencing six months after the substantial completion of construction of the permanent space, which is anticipated to occur in May 2022. Starting in 2023, our annual rent will increase by 3%. SEED additionally pays for the cost of its utilities, as well as its proportionate share of building real estate taxes, and building operating expenses, and will pay approximately $0.8 million for improvements to the leased property on behalf of the lessor. Payments under the lease are expensed on a straight-line basis over the period of the lease. Additionally, SEED has also purchased lab equipment of approximately $2.4 million as of December 31, 2021.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the section titled “Item 3. Key Information—D. Risk Factors” and in other parts of this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The functional currency of BeyondSpring Inc. is the U.S. dollar.

A.	Operating Results

Overview

We are a clinical stage, global biopharmaceutical company focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. Our lead asset, Plinabulin, a first-in-class, Selective Immunomodulating Microtubule-Binding Agent (SIMBA), is being developed as a “pipeline in a drug” in a number of cancer indications. We own global rights to Plinabulin in all countries except China. We own a 57.97% interest in our Chinese subsidiary, which owns 100% of the rights to Plinabulin in China. We are also developing three small molecule immune agents, currently in preclinical stages. Our subsidiary SEED is utilizing a unique TPD platform, or “molecular glue” technology, to develop innovative therapeutic agents from internal research and development efforts and from collaboration. SEED is collaborating with Lilly to discover and develop new chemical entities through our unique TPD platform that could produce therapeutic benefit. Additionally, our subsidiary Wanchunbulin has entered into an exclusive commercialization and co-development agreement with Hengrui to develop additional indications for Plinabulin.

First, we are studying Plinabulin alone or in combination with G-CSF, including pegfilgrastim, for its potential benefit in the prevention of CIN. In September 2020, the combination received Breakthrough Therapy Designation from both the FDA and the NMPA. Based on the PROTECTIVE-2 Phase 3 registration study results, we filed an NDA with the FDA and the NMPA for the use of Plinabulin in combination with G-CSF for the prevention of CIN in March 2021. The NDA application was accepted by the FDA and the NMPA with priority review status. In November 2021, the FDA issued a Complete Response Letter for Plinabulin in combination with G-CSF for the prevention of CIN. The NDA for the CIN prevention indication is under review by the NMPA.

Second, Plinabulin is being studied as an anti-cancer agent in combination with docetaxel in second- and third-line NSCLC, EGFR wild type (DUBLIN-3 Phase 3 registration study). The DUBLIN-3 study has completed global enrollment of 559 patients and final positive topline results from the study were reported in August 2021 and at ESMO in September 2021, with a potential NDA filing in the second half of 2022 in China.

Finally, Plinabulin is currently also being studied in investigator-initiated trials for its therapeutic potential in combination with various immuno-oncology agents, including 1) in combination with nivolumab, a PD-1 antibody, for the treatment of NSCLC at UCSD, and the University of Washington; 2) in combination with nivolumab and ipilimumab, a CTLA-4 antibody, for the treatment of SCLC at the Rutgers University and other U.S. clinical centers; and 3) in combination with PD-1 or PD-L1 antibodies and radiation for the treatment of various cancers at MD Anderson Cancer Center.

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

In addition to the clinical development programs in NSCLC and CIN for Plinabulin, we are utilizing our research collaborations to advance Plinabulin in clinical trials to investigate its therapeutic potential as an immuno-oncology agent. We provide financial support for these various investigator-initiated clinical trials as well as the drug supply of Plinabulin. In addition to exploring Plinabulin’s therapeutic potential in combination with immuno-oncology agents, we have a pipeline of preclinical immuno-oncology product candidates and de novo drug discovery with our unique “molecular glue” TPD platform in our subsidiary SEED. We believe the collaboration with Lilly serves to validate this TPD platform and the future potential. We have utilized our research collaborations effectively and efficiently to advance these programs.

We have partnered with Hengrui to commercialize Plinabulin, if approved, in China through our subsidiary, Wanchunbulin. China recognized Plinabulin as a National Science and Technology Major Project for “essential new drug research and development.” Also, with receipt of the 2017 Grant, Plinabulin has been included in the National Drug Priority Review List. We believe that, pending drug approval and successful pricing negotiations with the Chinese government, the 2017 Grant could help position Plinabulin for inclusion in the National Insurance System, which would allow for faster access to patients and reimbursement. In the U.S. and for the rest of world, after we have determined the regulatory pathway for our product candidates in the U.S., we will evaluate whether to seek a commercialization partner or to build in-house commercialization capabilities.

Since the inception of Wanchun Biotech, the former holding company of our U.S. subsidiary, in 2010, our operations have focused on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio, including protecting the rights to Plinabulin, and conducting studies in animals and clinical trials of Plinabulin. We do not have any product candidates approved for sale and have not generated any revenue from product sales. We have financed our operations with a combination of equity financings, shareholder and third-party loans, including bank loans, and collaboration arrangements.

Through December 31, 2021, we have raised approximately $296.0 million in equity financings, $10.2 million of issuance of non-controlling interests, $5.3 million of issuance of preferred shares of SEED, $2.1 million from bank loans, of which $0.6 million has been forgiven in July 2021 and $1.5 million has been repaid in March 2022, $2.5 million in third party loans, of which $1.0 million has since been converted into an equity investment and $1.5 million has been repaid, and $14.4 million in shareholder loans, of which $6.0 million has been repaid and $8.4 million was assumed by Wanchun Biotech, the former holding company of our U.S. subsidiary, on July 20, 2015 pursuant to our internal restructuring, $10.0 million upfront payment to SEED from Lilly, and approximately $31.0 million upfront payment to Wanchunbulin from Hengrui. As of December 31, 2021, we had cash and cash equivalents of $41.6 million.

Since inception we have incurred operating losses. Our net losses were $40.3 million, $63.8 million and $68.2 million for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, we had an accumulated deficit of $277.8 million and $342.0 million, respectively. Substantially all of our losses have resulted from funding our clinical trials, manufacturing our drug product, our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses may increase in connection with our ongoing activities, as we:

●

continue preclinical studies and clinical development of our programs including in connection with the clinical development programs for Plinabulin in NSCLC, CIN and combination studies with immune agents;

●	hire additional personnel;

●	maintain, expand and protect our intellectual property portfolio;

●	launch and commercialize Plinabulin in the U.S., if we do not have a partnership;

●	fund the discovery and development of new product candidates; and

●	incur additional costs associated with operating as a public company.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all. In particular, the COVID-19 pandemic and the recent hostilities between Russia and Ukraine have caused, and is expected to continue to cause, market volatility, and under such market conditions, we may not be able to complete financing on reasonable terms or at all. The COVID-19 pandemic has affected our business and may continue to negatively affect certain of our business activities and results. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Industry, Business and Operation — We face risks related to health epidemics, pandemics and other outbreaks, which could significantly disrupt our operations” and “ — Risks Related to Clinical Development of Our Product Candidates— The recent hostilities between Russia and Ukraine and ancillary developments may have an adverse effect on our business” for details. As the COVID-19 pandemic and the hostilities between Russia and Ukraine remain fluid and continue to evolve, the ultimate impact of such events on our business, financial condition and results of operations cannot be reasonably estimated at this time.

In January 2022, we announced an organizational streamlining initiative to re-focus certain of our resources on extending our cash runway and preserving long-term sustainability in light of the recent Complete Response Letter from the FDA for the NDA seeking approval of Plinabulin in combination with G-CSF for the prevention of CIN. This streamlining initiative included a reduction in force program impacting a number of employees. We reduced our U.S. workforce by approximately 35% to preserve cash resources. All employees affected by the workforce reduction were eligible to receive severance payments based on the applicable employee’s years of service with us and had the ability to elect, at their own cost, continuation of group health insurance coverage for 18 months post-termination. Each affected employee’s eligibility for the severance benefits was contingent upon such employee’s execution of a separation agreement, which included a general release of claims against us. We anticipate the one-time severance-related charge, which represents the cash expenditures we expect to incur, associated with the workforce reduction to be approximately $1.0 million, with the majority having been paid by the first quarter of 2022. The severance-related charge is subject to a number of assumptions, and actual results may differ materially. We may also incur other charges or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, the workforce reduction.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. In 2021, we generated $1.4 million of revenue through SEED’s research collaboration and license agreement with Lilly and nil of revenue through Wanchunbulin’s exclusive commercialization and co-development agreement with Hengrui. The RMB 200 million upfront payment received by Wanchunbulin from Hengrui is recorded as deferred revenue and will be recognized as revenue over time after product approval using unit of delivery measure of progress. In the future, we may generate revenue from a combination of product sales, reimbursements, upfront payments, milestone payments and royalties in connection with existing and future collaborations. If we fail to complete the development of our product candidates in a timely manner or fail to obtain their regulatory approval, we will not generate revenue in the future.

Expenses

Research and Development Expenses

The largest component of our total operating expenses has historically been our investment in research and development activities. Research and development expenses consist of costs associated with our research and development activities, including the purchase of the Plinabulin global rights from Nereus, conducting preclinical studies and clinical trials of Plinabulin and development of our pipeline of immuno-oncology product candidates and de novo drug discovery using our ubiquitin-mediated degradation platform. Research and development expenses also include activities related to:

●	employee-related expenses, including salaries, benefits, share-based compensation and travel expense for research and development personnel;

●	expenses incurred under agreements with CROs, contract manufacturing organizations, and consultants that conduct and support clinical trials and preclinical studies;

●	costs associated with preclinical studies and development activities;

●	costs associated with regulatory operations;

●	costs associated with protecting intellectual property;

●	share-based compensation to employees, directors and non-employee consultants; and

●	other expenses, which include direct and allocated expenses for rent, insurance and other supplies used in research and development activities.

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

There are numerous factors that will impact research and development costs, including future clinical trials and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial requirements and regulatory factors beyond our control will impact our clinical development programs and plans.  The successful development of our product candidates is highly uncertain. Due to the inherently unpredictable nature of preclinical studies and clinical development and commercialization of product candidates, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of, or when, if ever, material net cash inflows may commence from, any of our other product candidates. This unpredictability is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials and commercialization of product candidates, which vary significantly over the life of a project as a result of many factors, including:

●	the number of clinical sites included in the trials;

●	the design of the trial and changes to the design of the trial;

●	establishing an appropriate safety profile;

●	the length of time required to enroll suitable patients;

●	the number of patients that ultimately participate in the trials;

●	the number of doses patients receive;

●	the duration of patient follow-up;

●	the results of our clinical trials;

●	making arrangements with third-party manufacturers;

●	receipt of marketing approvals from applicable regulatory authorities;

●	commercializing the product candidates, if and when approved, whether alone or in collaboration with others;

●	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

●	continued acceptable safety profiles of the products following approval; and

●	retention of key research and development personnel.

A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including executive, finance and human resource functions, and information technology, and share-based compensation costs. Other general and administrative expenses include professional fees for legal, consulting, auditing and tax services as well as other direct expenses for rent, insurance and supplies used in general and administrative activities. In January 2022, we announced an organizational streamlining initiative which includes a reduction-in-force program impacting a number of employees in an effort to reduce compensation costs, and a reduction in other operating costs. We currently don’t expect to incur significant pre-commercialization costs in the near future. After we have determined the regulatory pathway for our product candidates in the U.S., we will evaluate whether to seek a commercialization partner or to build in-house commercialization capabilities. We also incur legal, compliance, accounting, directors and officers insurance, and investor and public relations expenses associated with being a public company.

Other Income (Expenses)

Other income consists primarily of interest income earned on our cash, foreign exchange gains, gain on loan forgiveness and gains on short-term investments.

Other expenses consist primarily of interest expenses.

Results of Operations

Comparison of Years Ended December 31, 2021 and 2020

The following table summarizes the results of our operations for the years ended December 31, 2021 and 2020, respectively, together with the percentage changes in those items:

	Years Ended December 31,
	2021	2020	Change
	(in thousands of U.S. Dollars (“$”))%
Revenue	1,351	180	651%
Operating expenses
Research and development	(36,888)	(41,793)	-12%
General and administrative	(30,703)	(22,598)	36%
Loss from operations	(66,240)	(64,211)	3%
Other (expense) income
Foreign exchange gain, net	231	355	-35%
Interest expenses	(87)	(85)	2%
Interest income	98	116	-16%
Other income, net	1,360	4	33900%
Total other income	1,602	390	311%
Net loss before income tax	(64,638)	(63,821)	1%
Income tax expenses	(3,570)	—	—
Net loss	(68,208)	(63,821)	7%

Research and Development

Research and development (R&D) expenses were $36.9 million for the year ended December 31, 2021 compared to $41.8 million for the year ended December 31, 2020. The $4.9 million decrease was primarily due to lower clinical development expense and non-cash share-based compensation expense, partially offset by higher personnel expenses, pre-clinical and professional services expenses, as well as the $2.9 million NDA application fee paid to the FDA, which is expected to be refunded during the first half of 2022.

R&D activities(1)	Year Ended December 31,
	2021	2020	Change
	(in thousands of U.S. Dollars (“$”))%
DUBLIN-3	3,987	6,800	-41%
PROTECTIVE-1	1,953	2,968	-34%
PROTECTIVE-2	1,969	9,955	-80%
Preclinical	3,517	1,014	247%
Other clinical trials	826	905	-9%
Employee-related expenses	8,287	5,978	39%
Share-based compensation	901	4,124	-78%
Consultant and other	15,448	10,049	54%
Total research and development	36,888	41,793	-12%

(1)

Due to the inherently unpredictable nature of preclinical and clinical development, we do not track all of our internal research and development expenses on a program-by-program basis as they primarily relate to personnel, early research, manufacturing and development, which are deployed across multiple projects under development. These costs are therefore shown separately.

General and Administrative Expense

General and administrative (G&A) expenses were $30.7 million for the year ended December 31, 2021, compared to $22.6 million for the year ended December 31, 2020. The majority of the $8.1 million increase was due to higher pre-commercialization expenses for Plinabulin. We do not expect to continue to incur pre-commercialization expenses during the next year. There were also increases in personnel costs, D&O insurance, travel and other expenses, which were partially offset by lower non-cash share-based compensation expense.

Other (Expenses) Income

Other income for the year ended December 31, 2021 consisted primarily of $0.6 million of gain on loan forgiveness, $0.4 million of unrealized gain on change in fair value in forward contract, $0.2 million of foreign exchange gain, $0.1 million of unrealized gain on short-term investments, $0.1 million of investment income and $0.1 million of interest income. Other income for the year ended December 31, 2020 consisted primarily of $0.4 million of foreign exchange gain and $0.1 million of interest income.

Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes the results of our operations for the years ended December 31, 2020 and 2019, respectively, together with the percentage changes in those items:

	Years Ended December 31,
	2020	2019	Change
	(in thousands of U.S. Dollars (“$”))%
Revenue	180	—	—
Operating expenses
Research and development	(41,793)	(31,342)	33%
General and administrative	(22,598)	(8,965)	152%
Loss from operations	(64,211)	(40,307)	59%
Other (expense) income
Foreign exchange gain (loss), net	355	(4)	-8,975%
Interest expense	(85)	(206)	-59%
Interest income	116	184	-37%
Other income	4	—	—
Total other (expenses) income	390	(26)	-1,600%
Net loss before income tax	(63,821)	(40,333)	58%
Income tax benefit	—	—	—
Net loss	(63,821)	(40,333)	58%

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

Other (Expense) Income

Other income for the year ended December 31, 2020 consisted primarily of $0.4 million foreign exchange gain and $0.1 million of interest income. Other expenses for the year ended December 31, 2019 consisted primarily of $0.2 million of interest expense and $0.2 million of interest income.

JOBS Act

Under Section 107(b) of the JOBS Act, an “emerging growth company” can delay the adoption of new or revised accounting standards until such time as those standards would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, as a result, we will adopt new or revised accounting standards at the same time as other public companies that are not emerging growth companies. There are other exemptions and reduced reporting requirements provided by the JOBS Act that we are currently evaluating. For example, as an emerging growth company, we are exempt from Sections 14A(a) and (b) of the Exchange Act which would otherwise require us to (1) submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “golden parachutes”; and (2) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to our median employee compensation. We intend to rely on an exemption from the rule requiring us to provide an auditor’s attestation report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and the rule requiring us to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until December 31, 2022, which is the last day of the fiscal year following the fifth anniversary of March 14, 2017.

We comply with the reporting requirements under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation FD, which regulates selective disclosures of material information by issuers.

B.	Liquidity and Capital Resources

Since inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our negative cash flows have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred consolidated net losses of $68.2 million, $63.8 million and $40.3 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021 and 2020, we had an accumulated deficit of $342.0 million and $277.8 million, respectively. Our primary use of cash is to fund research and development costs and for general and administrative costs. Our operating activities used $47.2 million, $43.7 million and $48.2 million of cash during the years ended December 2021, 2020 and 2019, respectively. We have financed our operations with a combination of equity offerings, shareholder and third-party loans, including bank loans, and collaboration arrangements. For the year ended December 31, 2021, we have received aggregate net cash proceeds of nil from sales of our equity securities.

Our liquidity is affected by financing activities, our clinical trials, and research and development and general and administrative expenses. We will need, among other things, additional capital resources. We are evaluating various financing alternatives to fund our operations, including equity and debt financings, potential licensing and partnership arrangements, and sales of products after obtaining regulatory approvals. There can be no assurance that capital will be available as necessary to meet our working capital requirements or, if the capital is available, that it will be on terms acceptable to us. The issuances of additional equity securities by us may result in dilution in the equity interests of our current shareholders. Obtaining commercial loans, assuming those loans will be available, will increase our liabilities and future cash commitments and may include financial covenants and restrictions. If we are unable to obtain financing in the amounts and on terms deemed acceptable, our business and future success will be materially and adversely affected.

We anticipate that our current financial resources will allow us to meet our operational expenses and capital expenditures through the second quarter of 2023.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
	(in thousands of U.S. Dollars (“$”))
Net cash used in operating activities	(47,242)	(43,745)	(48,162)
Net cash used in investing activities	(20,413)	(52)	(4)
Net cash provided by financing activities	1	117,835	80,171
Net effect of foreign exchange rate changes	(258)	(434)	39
Net (decrease)/increase in cash and cash equivalents	(67,912)	73,604	32,044

Net Cash Used in Operating Activities

The cash used in operating activities for the years ended December 31, 2021, 2020 and 2019 resulted primarily from our net losses of $68.2 million, $63.8 million and $40.3 million, respectively, adjusted for non-cash charges and changes in components of working capital. During 2021, these non-cash charges mainly consisted of $3.2 million of non-cash share-based compensation. Net cash used in operating activities was $47.2 million for the year ended December 31, 2021, compared to $43.7 million for the year ended December 31, 2020. The $3.5 million increase was primarily due to an increase of operating cash expenditures during the year, partially offset by an upfront payment of $31.0 million received from Hengrui under the exclusive commercialization and co-development agreement. Net cash used in operating activities was $43.7 million for the year ended December 31, 2020, compared to $48.2 million for the year ended December 31, 2019. The $4.5 million decrease was primarily due to a higher operating loss offset by working capital favorability and an increase in non-cash charges, and the receipt of a $10.0 million upfront payment from Lilly under the Collaboration Agreement.

The primary use of our cash in the periods presented was to fund the development of our research and development, regulatory and other clinical trial costs, pre-commercialization costs and related administrative costs. Our advances to suppliers and other current assets, accounts payable and accrued expense balances in all periods presented were affected by the timing of vendor invoicing and payments.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was $20.4 million, net cash used in investing activities for the year ended December 31, 2020 was $52.0 thousand, and net cash used by investing activities for the year ended December 31, 2019 was $4.0 thousand. During 2021, net cash was primarily used for purchasing short-term investments and acquiring long-lived assets, including equipment and leasehold improvements. During 2020 and 2019, net cash was primarily used for acquiring long-lived assets.

Net Cash Provided by Financing Activities

Net cash provided by financing activities decreased to nil in the year ended December 31, 2021, from $117.8 million in the year ended December 31, 2020. Net cash provided by financing activities for the year ended December 31, 2020 increased by $37.6 million to $117.8 million, from $80.2 million for the year ended December 31, 2019. The increase was primarily attributable to the net proceeds of $111.6 million we received from public offerings and a private placement and the gross proceeds of $5.3 million from the issuance of redeemable noncontrolling interests.

Liquidity and Material Cash Requirements

We do not expect to generate significant revenue unless and until we obtain regulatory approval of and commercialize any of our current product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our current product candidates. After we have determined the regulatory pathway for our product candidates in the U.S., we will evaluate whether to seek a commercialization partner or to build in-house commercialization capabilities. Accordingly, we anticipate that we will need additional funding in connection with our future operations.

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

Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of regulatory reviews and approvals;

●	the ability of our product candidates to progress through clinical development successfully;

●	the initiation, progress, timings, costs and results of studies in animals and clinical trials for our other programs and potential product candidates;

●	the number and characteristics of the product candidates we pursue;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the extent to which we acquire or in-license other products and technologies;

●	our ability to establish and maintain arrangements partnership with other pharmaceutical companies for the development, licensing and commercialization of our assets; and

●	our ability to maintain and establish collaboration arrangements on favorable terms, if at all.

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

Contractual Obligations and Commitments

Lease commitments

Our principal commitments consist of obligations under our operating leases for office space and lab space.

We lease all of our facilities and believe our current facilities are sufficient to meet our needs. Our principal executive offices are located in New York, and we also have offices in New Jersey, Pennsylvania, Beijing and Dalian, China.

We currently lease office space in New York, with total space of 7,238 rentable square feet. The lease expires in December 2023. Our current rent is $35,888 per month, which will increase by $302 in February 2023. Payments under the lease are expensed on a straight-line basis over the periods of the lease, and the terms of the lease do not contain contingent rent, renewal or purchase options.

Since September 2021, we have leased office space in New Jersey, with total space of 9,727 square feet. The lease expires in February 2027. Our current rent is $24,723 per month. Starting in 2023, our annual rent will increase by $0.50 per square foot leased. We additionally pay for the cost of utilities, as well as our share of building real estate taxes and building operating expenses. Payments under the lease are expensed on a straight-line basis over the period of the lease.

We currently lease office space of 860.12 square meters in Dalian, China at approximately $2,874 per month. The lease expires on August 31, 2022.

We currently lease office space of 222.68 square meters in Beijing, China at approximately $12,000 per month. The lease expires on April 21, 2022.

Our subsidiary, SEED, is building out a wet lab to support research and development efforts for the Ubiquitin Platform Technology. Since September 2021, SEED has leased temporary space and permanent office space and lab space in Pennsylvania. The temporary space, which is leased pending the completion of construction of permanent space, covers approximately 2,043 rentable square feet at a fixed rental of $7,661.25 per month for a term ending upon completion of construction of the permanent space. The permanent space covers approximately 10,086 rentable square feet at a starting fixed rental of $37,823 per month, with rent payments commencing six months after the substantial completion of construction of the permanent space, which is anticipated to occur in May 2022. Starting in 2023, our annual rent will increase by 3%. SEED additionally pays for the cost of its utilities, as well as its proportionate share of building real estate taxes, and building operating expenses, and will pay approximately $0.8 million for improvements to the leased property on behalf of the lessor. Payments under the lease are expensed on a straight-line basis over the period of the lease.

Loan agreements

In March 2019, our subsidiary Wanchun Biotechnology (Dalian) Ltd. (formerly known as Wanchun Biotechnology (Shenzhen) Ltd.) entered into a three-year RMB 10.0 million ($1.5 million) loan agreement with China Construction Bank which bore floating interest rate benchmarking RMB loan interest rate of financial institution in the PRC. The loan interest rate was 5.25% as of December 31, 2021. The loan was guaranteed by our shareholders, Shenzhen Sangel Capital Management Limited Company and Mulong Liu. The loan was repaid in March 2022.

On May 3, 2020, our subsidiary BeyondSpring Pharmaceuticals, Inc. obtained a two-year term loan with a principal amount of $0.6 million from Citibank, North America under a Paycheck Protection Program initiated by U.S. Small Business Administration. The loan bore an annual interest rate of 1%. Under the Paycheck Protection Program, we applied for forgiveness of the loan in an amount equal to the sum of certain qualified costs in May 2021, and the loan was forgiven in July 2021.

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

Intellectual Property

As of March 21, 2022, we owned or co-owned 122 patents, in 40 jurisdictions, including 21 issued U.S. patents. We also owned 14 pending U.S. non-provisional patent applications as well as corresponding patent applications pending in other jurisdictions and five pending U.S. provisional patent applications. In addition, we owned three pending international patent applications related to Plinabulin and Plinabulin analogs filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to use of Plinabulin for treating iron disorders, use of Plinabulin in combination with an immune checkpoint inhibitor and a farnesyl pyrophosphate synthase inhibitor for treating cancer, and use of Plinabulin in combination with an anti-CD47 agent for treating cancer. We also owned a pending international patent application related to BPI-002, which we plan to file nationally in the U.S. and in other jurisdictions. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

E.	Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses. We evaluate our estimates and judgments on an ongoing basis, and our actual results may differ from these estimates. We base our estimates on historical experience, known trends and events, contractual milestones and other various factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Certain of these estimates are considered critical as they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our consolidated financial statements. Our critical accounting estimates are summarized below. See Note 2 to our consolidated financial statements included in this Annual Report for a description of our significant accounting policies.

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

Income Taxes

Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as from net operating losses and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates that are based on a number of factors, including historical experience and short-range and long-range business forecasts. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included in this Annual Report for recent accounting pronouncements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Below is a list of the names and ages of our co-founder, directors and executive officers (including officers of BeyondSpring Pharmaceuticals, Inc., or BeyondSpring U.S.) as of March 1, 2022, and a brief account of the business experience of each of them. The business address for our directors and officers and the officers of BeyondSpring U.S. is c/o BeyondSpring Inc., 28 Liberty Street, 39th Floor, New York, NY 10005.

Name	Age	Position(s)
Executive Officers
Lan Huang, Ph.D.	51	Co-Founder, Chairperson and Chief Executive Officer
Elizabeth Czerepak, MBA	66	Chief Financial Officer
Ramon W. Mohanlal, M.D., Ph.D.	63	Chief Medical Officer, Executive Vice President of Research and Development and Director
G. Kenneth Lloyd, Ph.D.	78	Chief Scientific Officer
Gordon L. Schooley, Ph.D.	75	Chief Regulatory Officer

Non-Employee Directors
Brendan Delaney, MBA	47	Director
Patrick Fabbio, MBA	54	Director
Matthew Kirkby, M.A.	53	Director
Mark Santos, RPh	61	Director
Jeffrey Vacirca, M.D., F.A.C.P.	53	Director
Yanbin Xie, M.D.	63	Director
Christine Ying Zhao, MBA	49	Director
Daniel L. Zabrowski, Ph.D.	62	Director

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

Elizabeth Czerepak, MBA has served as our Chief Financial Officer since September, 2020. Ms. Czerepak has over 30 years of experience in big pharma, biotechnology and venture capital. From 1982 to 2000, at Merck & Co. Inc., Hoffmann-La Roche, Inc., or Roche, and BASF Pharma / Knoll Pharmaceutical Co., or BASF, she held leadership positions in finance and business development, including playing a key role in Roche’s $5.4 billion acquisition of Syntex Corporation and the $6.9 billion sale of BASF Pharma to Abbott Laboratories Inc. Later, from 2000 to 2008, Ms. Czerepak was a Managing Director at JPMorgan Chase & Co. and Bear Stearns Inc., while serving as a General Partner of the Bear Stearns Health Innoventures venture fund, or BSHI. At BSHI, she led investments in 13 biotech companies and served on six boards. Ms. Czerepak and her partners helped raise hundreds of millions of dollars for the portfolio and achieved most exits through initial public offering or acquisition. Most recently, Ms. Czerepak served as Chief Financial Officer of four biotech companies, including two start-ups, Isarna Therapeutics GmbH and Genevant Sciences, Inc., and two which she took public, Cancer Genetics, Inc. and Altimmune, Inc. Ms. Czerepak currently serves on the board of directors of DelCath Systems Inc. and Sorrento Therapeutics, Inc., and previously served on the board of directors of Spectrum Pharmaceuticals, Inc. until December 2020. Ms. Czerepak holds an MBA from Rutgers University and a B.A. magna cum laude from Marshall University. She was a Financial Industry Regulatory Authority, or FINRA (previously National Association of Securities Dealers, Inc. or NASD), Series 7 and Series 63 Registered Representative from 2001 to 2008. Ms. Czerepak recently earned a Corporate Director Certificate from Harvard Business School in 2020.

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

Non-Employee Directors

Brendan Delaney, MBA has served on our board since July 2021. Mr. Delaney brings more than 25 years of global product strategy and launch experience to his role leading commercial organizations. He currently serves as the Chief Operating Officer of Aadi Bioscience. Prior to joining Aadi Bioscience, he served as the Chief Commercial Officer of Constellation Pharmaceuticals before it was acquired by MorphoSys for $1.4B in June 2021. Prior to joining Constellation, Mr. Delaney was the Chief Commercial Officer at Immunomedics, where he led the buildout of the marketing, sales, market access and commercial operations teams. He was instrumental in successfully launching Trodelvy, the first TROP-2 directed antibody-drug conjugate for the treatment of triple-negative breast cancer. Immunomedics was acquired by Gilead Sciences for $21B in September 2020. Previously, he served as Vice President of U.S. Hematology-Oncology at Celgene Corporation. Prior to joining Celgene, he held various commercial roles at both Novartis Oncology and Genentech, where he led several successful product launches for blockbuster brands. Mr. Delaney also serves on the Board of Directors of MJH Life Sciences, one of the leading medical-media companies in the United States. He received an MBA from the Stern School of Business at the New York University and a B.A. in biology from Rutgers University.

Patrick Fabbio, MBA has served on our board since January 2018. Mr. Fabbio is currently the Chief Financial Officer of Rafael Holdings, Inc. Mr. Fabbio has more than 25 years of financial, operational and transactional leadership experience in both publicly-traded and privately-held life science and pharmaceutical companies. Prior to joining Rafael Holdings, Mr. Fabbio was Chief Financial Officer of WindMIL Therapeutics Inc. Previously he served as the Chief Financial Officer of Progenics Pharmaceuticals, Inc., electroCore Medical, LLC; Vice President of Finance at NPS Pharmaceuticals, Inc.; Vice President of Finance, Innovation and Growth at Catalent Pharma Solutions Inc.; and Chief Financial Officer at Ikano Therapeutics. His other prior financial positions include roles at Sanofi, UniPath Diagnostics, BioMatrix and Coopers & Lybrand. He received his B.B.A. in accounting at Pace University and MBA from the Stern School of Business at New York University.

Matthew Kirkby, M.A. has served on our board since October, 2016. Mr. Kirkby brings over 20 years of banking experience to our board. He has held senior management positions in London, Hong Kong and Singapore. From 2015 to 2016 Mr. Kirkby served as Head of Corporate Banking Asia Pacific for HSBC in Hong Kong. From 2012 to 2015, Mr. Kirkby was the Chief Executive Officer North Asia and Co-Head of Investment Banking for CIMB in Hong Kong. He served as Managing Director, Global Head of ECM and Corporate Finance from 2008 to 2010 and Managing Director, Head of Global Banking Asia Pacific from 2010 to 2012 at the Royal Bank of Scotland. Between 1999 and 2007 Mr. Kirkby held various positions at ABN AMRO. He is currently a director or adviser to a number of privately-held companies. He received his M.A. in jurisprudence at Pembroke College, University of Oxford in the United Kingdom.

Mark Santos, RPh has served on our board since October 2021. Mr. Santos is currently Senior Vice President, Pharma Strategy and Contracting with OneOncology. He is an accomplished president, business and thought leader with more than 30 years of executive experience across the pharmaceutical and healthcare industries. Mr. Santos serves on the Board of American Cancer Society, Houston Chapter and Leukemia Texas, Houston Chapter. Mr. Santos possesses extensive knowledge within the fields of oncology, rheumatology, ophthalmology, nephrology and gastroenterology. His passion and career in healthcare started with Owen Healthcare in 1983 as a clinical pharmacist. He has held positions as a chemotherapy pharmacist, community practice leader, and led ION’s GPO as President during a period of rapid growth and market leadership. Mr. Santos is a certified Pharmacist in the states of Alabama and Louisiana and received his B.S in Pharmacy from Xavier University in New Orleans.

Jeffrey Vacirca, M.D., F.A.C.P. has served on our board since December 2020. Dr. Vacirca is a board-certified hematologist and oncologist and serves as Chief Executive Officer and Chairman of the Board of New York Cancer & Blood Specialists. He serves on the executive board of Community Oncology Alliance (COA) and is a medical director of the International Oncology Network (ION), Oncology Network Development at Mt. Sinai Health Network, and Long Island Aids Care (LIAC). Dr. Vacirca serves on the boards of directors of Spectrum Pharmaceuticals, OneOncology, and the American Red Cross of Greater New York. Dr. Vacirca is the founder and chairman of the New York Cancer Foundation, which provides financial assistance to patients undergoing cancer treatment. Dr. Vacirca is the co-founder and president of the National Translational Research group. Dr. Vacirca has received numerous awards and accolades for his efforts in providing outstanding patient care, including Humanitarian of the Year by the American Red Cross, the Theodore Roosevelt Award for outstanding dedication to patient care, and being named in Newsday’s Top Doctors. Additionally, he was honored for his role in enabling LIAC staff to bring state of the art HIV testing to New York. Dr. Vacirca received his undergraduate degree from the University at Albany and his medical degree from St. George’s University School of Medicine.

Yanbin Xie, M.D. has served on our board since May, 2016. Dr. Xie has had a long career in drug development research. Dr. Xie has been the co-Chief Executive Officer for Ascentawits Pharmaceuticals, Ltd. since January 2018. From 2011 to January 1, 2018, Dr. Xie was the General Manager of ICON Clinical Research (Beijing No. 2) Co., Limited, formerly BeijingWits Medical Consulting Ltd., a provider of outsourced development services to the biotechnology, pharmaceutical and medical device industries. At ICON, Dr. Xie was responsible for coordinating strategic goals and development, training management teams and overseeing regulatory compliance. Dr. Xie founded BeijingWits, the first Chinese joint venture CRO, in 1997 with the goal of bringing international standards for clinical trials to China. Dr. Xie continues to hold a directorship at Beijing Wits Science & Technology Co. Ltd., which he has held since 1995. Dr. Xie received his M.D. from Shanxi Medical University, in Taiyuan, China, specializing in clinical medicine.

Christine Ying Zhao, MBA has served on our board since October 2016. Ms. Zhao currently serves as Chief Financial Officer of Tiedmann Advisors, an independent investment management and wealth advisory company for high-net-worth individuals, family offices, trusts and endowments. She is also Chief Financial Officer and director of Edoc Acquisition Corp. (Nasdaq: ADOC), a healthcare-focused special purpose acquisition corporation, director and Audit Committee Chair of D&Z Media Acquisition Corp. (NYSE: DNZ), director and Audit Committee member of Jaguar Global Growth I (Nasdaq: JGGCU), and director of Urban FT Group, Inc., a private Fintech company. She has also been a Venture Partner of Yuanming Capital, a healthcare-focused VC/PE fund, since 2016. Previously, Ms. Zhao served as the Chief Financial Officer of BEST Inc. (now NYSE: BEST). Prior to this, Ms. Zhao served as a Managing Director at Bank of America Corporation and as an Executive Director at JP Morgan, where she held senior positions (including regional CFO and COO) in global corporate and investment banking units. Ms. Zhao has worked for a number of corporations in various roles including strategy and corporate venture investing at American Express in New York, London and Singapore, investment banking at Goldman Sachs in Hong Kong and corporate development at FedEx Corporation in the U.S. She brings to the board unique management experience as she has managed teams across four continents. Ms. Zhao also serves on several non-profit boards including the Chinese Finance Association (TCFA, a non-profit organization with over 7,000 members worldwide) and Asian Pacific American Advocates (OCA) Westchester & Hudson Valley Chapter. A Chartered Financial Analyst, or CFA, Ms. Zhao holds an MBA from Harvard Business School and a B.S. in Economics with distinction from Fudan University in Shanghai, China.

Daniel L. Zabrowski, Ph.D. has served on our board since January 2020. Dr. Zabrowski is currently a Venture Partner at Decheng Capital and has been with the firm since July 2016. Dr. Zabrowski is also the founder of M2SC Consulting LLC. Dr. Zabrowski currently serves as the independent director of Endogena Therapeutics, Inc., the Executive Chairman of Nimble Therapeutics, Inc. and the independent director of Actuate Therapeutics, Inc. Prior to joining Decheng, Dr. Zabrowski worked over 20 years for Roche in a number of key global leadership positions, including Global Head of Regulatory Affairs, Global Head of Development Operations, Global Head of Roche Pharma Partnering, President of Ventana Medical Systems and President of the Roche Sequencing Unit. During his tenure in Business Development and Diagnostics, Dr. Zabrowski and his teams delivered over 300 acquisition and partnership deals. In addition, he was board member of Chugai Pharmaceuticals. Prior to joining Roche, Dr. Zabrowski worked at Syntex, Fujisawa (now Astellas) and G.D. Searle in their pharmaceutical R&D organizations and served as Adjunct Assistant Professor at the School of Pharmacy, University of Illinois, Chicago. Dr. Zabrowski received his Ph.D. in Organic Chemistry from Indiana University, Bloomington and his B.A. degree in Chemistry from Saint Louis University.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principle Executive Offices:	U.S.
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	5
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

Compensation of Executive Officers and Directors in 2021

With respect to the year ended December 31, 2021, the aggregate cash compensation, including benefits in kind, accrued or paid by us and our subsidiaries to our directors and executive officers who served during the year ended December 31, 2021, was $4.1 million, and the aggregate equity compensation by us and our subsidiaries to our directors and executive officers was $0.5 million (including stock options exercised and restricted shares vested), as described in “—2017 Omnibus Incentive Plan” below). This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry. In respect of the year ended December 31, 2021, this amount includes approximately $23 thousand set aside or accrued to provide pension, severance, retirement or similar benefits or expenses in the form of matching employer contributions to a U.S. 401(k) retirement plan. Executive officers, as applicable participate in the 401 (k) retirement plan on the same basis as other full-time employees generally.

Director Compensation

Director Agreements

We have entered into a director agreement, or the Director Agreement, with each of our non-employee directors. Under the terms of each Director Agreement (as amended effective July 1, 2020), the compensation payable to our non-employee directors consists of:

●	an annual cash retainer fee equal to $40,000 (pro-rated for any partial year of service);

●

an additional cash retainer fee (pro-rated for any partial year of service) for service on a committee, as follows: Compensation Committee: $6,000 ($12,000 if chair); the Nominating and Corporate Governance Committee, $4,000 ($8,000 if chair); and the Audit Committee, $8,000 ($16,000 if chair);

●	an initial grant of a non-qualified stock option to purchase 20,000 ordinary shares in respect of the director’s first 12 months’ of service; and

●	an annual grant of a non-qualified stock option to purchase 10,000 ordinary shares at the start of each fiscal year.

Such options are granted under the BeyondSpring Inc. 2017 Omnibus Incentive Plan as amended and restated as of September 18, 2020, or the 2017 Omnibus Incentive Plan, with a per share exercise price equal to the fair market value per share as of the date of grant. The initial option grant for a new director (made in respect of the director’s first 12 months of service) is issued on or around the date of commencement of service, and vests in three equal installments on the first three anniversaries of the grant date, subject to the director’s continued service as our director through the applicable vesting date. The annual director grants are made on a fiscal year basis at the start of the applicable fiscal year (with the annual grant made in respect of the first full fiscal year beginning during the director’s term to be pro-rated for the length of service from the first anniversary of the director’s start date through the end of such fiscal year), and vest on the first anniversary of the grant date, subject to the director’s continued service as our director through the vesting date. All director option grants are subject to the terms and conditions of the 2017 Omnibus Incentive Plan and the applicable option award agreement memorializing such grant.

Jeffrey Vacirca Consulting Agreement

In addition to his director agreement as described above, Dr. Vacirca is also party to a consulting agreement, entered into with us on January 26, 2021. Under his consulting agreement, Dr. Vacirca provides general consulting services of a clinical, regulatory or commercial nature with respect to Plinabulin and other pipeline programs. As a consulting fee, Dr. Vacirca receives an annual grant of options with a Black Scholes value of $120,000 as of January 1 of the relevant year of grant, which vests in four equal installments quarterly on the first day of each quarter, subject to Dr. Vacirca’s continued service through such vesting date.  Dr. Vacirca’s options in respect of 2022 were granted on January 1, 2022, consisting of 35,190 options with a per share exercise price of $4.53.

Brendan Delaney Consulting Agreement

In addition to his director agreement as described above, Mr. Delaney is also party to a consulting agreement, entered into with us on November 6, 2021. Under his consulting agreement, Mr. Delaney provides general consulting services of commercial nature on Plinabulin and other pipeline programs. He receives an annual consulting fee of $120,000, which he may elect (no later than December 31 of the prior year) to receive in cash or in the form of nonqualified stock options, valued using Black-Scholes option pricing model. Mr. Delaney has elected to receive payment of his pro-rated 2021 consulting fee in options and his 2022 consulting fee in the form of cash. Mr. Delaney’s nonqualified stock options in respect of 2021 were granted on November 6, 2021, consisting of 2,673 options with a per share exercise price of $15.18.

Outstanding Director Equity Awards

We made the following grants of options to our non-employee directors during 2021:

●

On January 1, 2021, we made the following grants of nonqualified stock options to our non-employee directors in respect of their annual option grant entitlements for fiscal year 2021 under their Director Agreements (subject to the one-year vesting as described above): Mr. Fabbio, 10,000 options; Mr. Kirkby, 10,000 options; Dr. Majeti, 4,166 options (reflecting pro-ration based on August 2020 start date); Dr. Song, 10,000 options; Dr. Vacirca, 833 options (reflecting pro-ration based on December 2020 start date); Dr. Xie, 10,000 options; Ms. Zhao, 10,000 options; and Dr. Zabrowski, 10,000 options. Grants to Dr. Song and Dr. Majeti were forfeited in connection with their separation from service in July 2021 and December 2021, respectively.

●	On July 7, 2021, we made an initial option grant of 20,000 nonqualified stock options to Mr. Delaney, pursuant to his Director Agreement (subject to the three-year vesting as described above).

●	On October 14, 2021, we made an initial option grant of 20,000 nonqualified stock options to Mr. Santos, pursuant to his Director Agreement (subject to the three-year vesting as described above).

In addition, on January 1, 2022, we made the following grants of options to our non-employee directors in respect of their annual option grant entitlements for fiscal year 2022 under their Director Agreements (subject to the one-year vesting as described above): Mr. Delaney, 5,000 (reflecting pro-ration based on July 2021 start date); Mr. Fabbio, 10,000 options; Mr. Kirkby, 10,000 options; Mr. Santos (reflecting pro-ration based on October 2021 start date); Dr. Vacirca, 10,000 options ; Dr. Xie, 10,000 options; Ms. Zhao, 10,000 options; and Dr. Zabrowski, 10,000 options.

As of March 1, 2022, our non-employee directors held the following number of options and restricted shares:

	Options				Unvested Restricted Shares
Non-Employee Director	Vested	Unvested	Exercise Price	Expiration Date
Brendan Delaney	—	20,000	$9.62	07/07/2031	—
	2,673	—	$15.18	11/06/2031	—
	—	5,000	$4.53	01/01/2032	—
Patrick Fabbio	—	—	—	—	1,759
	5,000	—	$11.03	08/01/2030	—
	10,000	—	$12.20	01/01/2031	—
	—	10,000	$4.53	01/01/2032	—
Matthew Kirkby	—	—	—	—	1,759
	5,000	—	$11.03	08/01/2030	—
	10,000	—	$12.20	01/01/2031	—
	—	10,000	$4.53	01/01/2032	—
Mark Santos	—	20,000	$16.71	10/14/2031	—
	—	2,500	$4.53	01/01/2032	—
Jeffrey Vacirca	6,666	13,334	$11.30	12/15/2030	—
	833	—	$12.20	01/01/2031	—
	15,209	—	$13.45	01/26/2031	—
	—	10,000	$4.53	01/01/2032	—
	—	35,190	$4.53	01/01/2032	—
Yanbin Xie	—	—	—	—	1,564
	5,000	—	$11.03	08/01/2030	—
	10,000	—	$12.20	01/01/2031	—
	—	10,000	$4.53	01/01/2032	—
Christine Ying Zhao	—	—	—	—	1,759
	5,000	—	$11.03	08/01/2030	—
	10,000	—	$12.20	01/01/2031	—
	—	10,000	$4.53	01/01/2032	—
Daniel Zabrowski	—	—	—	—	907
	5,000	—	$11.03	08/01/2030	—
	10,000	—	$12.20	01/01/2031	—
	—	10,000	$4.53	01/01/2032	—

For additional information regarding equity-based grants under our 2017 Omnibus Incentive Plan, see “—2017 Omnibus Incentive Plan.”

Employment Agreements (Fiscal Year 2021 Executive Officers)

Lan Huang, Chief Executive Officer

Dr. Lan Huang, our Co-founder, Chairperson and Chief Executive Officer, is party to an amended and restated employment agreement with BeyondSpring U.S. dated as of November 10, 2016, as amended by those letter amendments effective January 1, 2020, January 19, 2021, and January 11, 2022. Beginning in fiscal year 2020, Dr. Huang’s employment agreement provides for an annual base salary of $520,000, which is subject to review and adjustment in accordance with company policy (which remained unchanged for 2021, other than subject to reduction for the amount of base salary Dr. Huang receives from SEED, as described below). Beginning in fiscal year 2022, Dr. Huang’s annual base salary increased to $540,800 representing a 4% cost of living adjustment or COLA. Dr. Huang is eligible to participate in any bonus program, on a basis consistent with that applicable to other employees at her level, in accordance with company policy (target annual merit bonus of 50% of base salary for fiscal year 2021). The 2021 bonus award of $130,000 (paid in early 2022) represented 50% of target. Dr. Huang is also eligible to receive payment for the full cost of her medical insurance. Dr. Huang’s employment is at will, and can be terminated by us at any time or by Dr. Huang upon three months’ notice. Dr. Huang’s employment agreement contains a two year non-solicit of employees, a confidentiality provision and an assignment of intellectual property provision. Pursuant to the employment agreement. Effective with the January 11, 2022 amendment, in the event that Dr. Huang’s employment is terminated by the Company without “cause” or by Dr. Huang with “good reason” (as each such term is defined in the employment agreement), Dr. Huang would become entitled (subject to her execution and nonrevocation of a release of claims) to the payment of (i) her then base salary for the nine (9) month period commencing on the date of termination, or the Severance Period, payable over the Severance Period in regular installments in accordance with the Company’s normal payroll practices and (ii) a pro-rated portion of any bonus earned for the year in which the date of termination occurs, based on actual performance results, and paid at the same time as other senior executives.

Dr. Huang is also party to a separate employment agreement with a subsidiary of SEED, pursuant to which Dr. Huang is assigned to SEED on a part-time basis (approximately 12% of her work time prior to July 1, 2021 and 20% of her work time effective as of July 1, 2021) and receives a base salary from SEED of $104,000, which reduces her base salary from us. Prior to July 1, 2021, Dr. Huang’s base salary from SEED was set at $62,400. If Dr. Huang’s employment with SEED terminates other than for cause, Dr. Huang will resume full time employment with us and her base salary from us will be restored. Effective as of January 12, 2022, Dr. Huang’s work time commitment to SEED was increased to 35% from 20%. In connection with this increase in time commitment, Dr. Huang’s base salary from SEED was increased to $189,280.

Elizabeth Czerepak, Chief Financial Officer

Ms. Elizabeth Czerepak became our Chief Financial Officer effective September 21, 2020. Ms. Czerepak’s employment agreement, dated September 11, 2020, as amended, provides for an annual base salary of $430,000, which is subject to review and adjustment in accordance with company policy (which remained unchanged for 2021). Beginning in fiscal year 2022, Ms. Czerepak’s annual base salary was increased to $447,200 representing a 4% cost of living adjustment or COLA. Ms. Czerepak is eligible for an annual merit bonus in accordance with company policy (target annual bonus of 45% of base salary for each of fiscal year 2021). The 2021 bonus award of $96,750 (paid in early 2022) represented 50% of target.

Ms. Czerepak’s employment is at will, and can be terminated by us at any time and by Ms. Czerepak upon three months’ notice. If we terminate Ms. Czerepak’s employment other than for Cause (as defined in her employment agreement) or due to death or disability, or if Ms. Czerepak terminates her employment for Good Reason (as defined in her employment agreement) or upon a Change in Control (as defined in the 2017 Omnibus Incentive Plan), then Ms. Czerepak is entitled (subject to her execution and nonrevocation of a release of claims) to: (i) 9 months of salary continuation; and (ii) a pro-rated portion of any bonus earned for the year in which her termination occurs, based on actual performance results, paid at the same time as other senior executives. Ms. Czerepak’s employment agreement contains a two year non-solicit of employees, a confidentiality provision and an assignment of intellectual property provision.

Ramon Mohanlal, M.D., Chief Medical Officer, EVP, R&D

Dr. Ramon Mohanlal, our Chief Medical Officer, is party to an amended and restated employment agreement with BeyondSpring U.S., dated as of November 10, 2016, as amended by that letter amendment effective July 1, 2019 and that letter agreement dated January 11, 2022. Dr. Mohanlal’s employment agreement provides for an annual base salary of $430,000, which is subject to review and adjustment in accordance with company policy (which remains unchanged for 2021). Beginning in fiscal year 2022, Dr. Mohanlal’s annual base salary was increased to $447,200 representing a 4% cost of living adjustment or COLA. Dr. Mohanlal is eligible for an annual merit bonus in accordance with company policy (target annual bonus of 45% for fiscal year 2021). The 2021 bonus award of $96,750 (paid in early 2022) represented 50% of target. Dr. Mohanlal is also eligible to receive payment for the cost of his medical insurance up to a maximum of $500 per month. Pursuant to the employment agreement, effective with the January 11, 2022 amendment, in the event that Dr. Mohanlal’s employment is terminated by the Company without “cause” or by Dr. Mohanlal with “good reason” (as each such term is defined in the employment agreement), Dr. Mohanlal would become entitled (subject to his execution and nonrevocation of a release of claims) to the payment of (i) his then base salary for the Severance Period, payable over the Severance Period in regular installments in accordance with the Company’s normal payroll practices and (ii) a pro-rated portion of any bonus earned for the year in which the date of termination occurs, based on actual performance results, and paid at the same time as other senior executives. Dr. Mohanlal is required to use his best efforts to remain in our employment through November 10, 2021, but his employment is at will, and can be terminated by us at any time and by Dr. Mohanlal upon three months’ notice. Dr. Mohanlal’s employment agreement contains a two year non-solicit of employees, a confidentiality provision and an assignment of intellectual property provision.

Gordon L. Schooley, Chief Regulatory Officer

Dr. Gordon Schooley, our Chief Regulatory Officer, is party to an amended and restated employment agreement with BeyondSpring U.S., dated as of November 10, 2016, as amended by that letter amendment effective January 1, 2020 and that letter agreement dated January 11, 2022. Dr. Schooley’s employment agreement provides for an annual base salary of $300,000, which is subject to review and adjustment in accordance with company policy (which remained unchanged for 2021). Beginning in fiscal year 2022, Dr. Schooley’s annual base salary was increased to $312,000 representing a 4% cost of living adjustment or COLA. Dr. Schooley is eligible for an annual merit bonus in accordance with company policy (target annual bonus of 35% of base salary for fiscal year 2021). The 2021 bonus award of $52,500 (paid in early 2022) represented 50% of target. Dr. Schooley is also eligible to receive payment for the cost of medical insurance for him and his wife. Pursuant to the employment agreement, effective with the January 11, 2022 amendment, in the event that Dr. Schooley’s employment is terminated by the Company without “cause” or by Dr. Schooley with “good reason” (as each such term is defined in the employment agreement), Dr. Mohanlal would become entitled (subject to his execution and nonrevocation of a release of claims) to the payment of (i) his then base salary for the Severance Period, payable over the Severance Period in regular installments in accordance with the Company’s normal payroll practices and (ii) a pro-rated portion of any bonus earned for the year in which the date of termination occurs, based on actual performance results, and paid at the same time as other senior executives. Dr. Schooley’s employment is at will, and can be terminated by us at any time and by Dr. Schooley upon three months’ notice. Dr. Schooley’s employment agreement contains a two year non-solicit of employees, a confidentiality provision and an assignment of intellectual property provision.

Richard J. Daly, Chief Operating Officer

During the year ended December 31, 2021, Mr. Richard Daly, our Chief Operating Officer, was party to an employment agreement with BeyondSpring U.S. dated as of June 8, 2018, as amended by those certain amendments dated as of September 24, 2019, December 20, 2019, January 19, 2021 and October 12, 2021. Mr. Daly’s employment agreement provided for an annual base salary of $430,000 (which remained unchanged for 2021, other than subject to reduction for the amount of base salary Mr. Daly receives from SEED, as described below). Mr. Daly was eligible for an annual merit bonus in accordance with company policy (target annual bonus of 45% of base salary for fiscal year 2021. In addition, Mr. Daly was eligible for certain performance-based incentive bonuses, based on attainment of various milestones relating to business development and global sales. If earned, 25% of any such amounts would be paid in fully vested ordinary shares and the remaining 75% would be paid in either cash or fully vested ordinary shares, at Mr. Daly’s election. Mr. Daly was an employee affected by our workforce reduction on January 11, 2022. As a result, none of the aforementioned performance-based incentives were earned.

In connection with the termination of Mr. Daly’s employment, Mr. Daly became entitled to (subject to his execution of the separation and release agreement dated January 27, 2022) 9 months of salary continuation payable in accordance with the Company’s payroll practices. Mr. Daly remained subject to a two year non-solicitation covenant, a confidentiality provision and an assignment of intellectual property provision provided the separation and release agreement. Prior to his separation, Mr. Daly was also party to a separate employment agreement with a subsidiary of SEED, pursuant to which Mr. Daly is assigned to SEED on a part-time basis (approximately 14% of his work time prior to July 1, 2021 and approximately 20% of his work time as of July 1, 2021) and received a base salary from SEED of $86,000 ($60,200 prior to July 1, 2021), which reduced his base salary from us.

Retention Arrangements

On January 13, 2022, we entered into retention agreements with each of Dr. Huang, Ms. Czerepak, Dr. Mohanlal and Dr. Schooley, pursuant to which the executive officer may earn the following retention payments subject to satisfactory performance, with 50% vesting based on continued employment through December 31, 2022 and 50% vesting based on continued employment through December 31, 2023: Dr. Huang, $520,000; Ms. Czerepak, $387,000; Dr. Mohanlal, $387,000; and Dr. Schooley, $210,000. To the extent earned, the retention payments are payable 40% in cash and 60% in options in the case of Dr. Huang, Ms. Czerepak, and Dr. Schooley, and 100% in the form of options in the case of Dr. Mohanlal.

Consulting Arrangements

G. Kenneth Lloyd, Ph.D.

Dr. G. Kenneth Lloyd, our Chief Scientific Officer, has provided consulting services to BeyondSpring U.S., and prior to the formation of BeyondSpring U.S., to our subsidiary Wanchun Pharma, since December 16, 2012. Dr. Lloyd served as our Chief Scientific Officer through December 31, 2019, and resumed the position effective March 15, 2021. Based on the consulting service contracts entered into with Dr. Lloyd, as amended from time to time, the consulting service fees for his services provided during the year ended December 31, 2021 were $323,750. For service as Chief Scientific Officer during 2022, Dr. Lloyd’s annual consulting fee will be $180,000, along with a bonus opportunity of 30% of earned base salary. As part of his consulting agreement, Dr. Lloyd is also reimbursed for the cost of health insurance for him and his wife as well as certain consulting expenses.

2017 Omnibus Incentive Plan

In connection with our initial public offering, we adopted the 2017 Omnibus Incentive Plan to provide additional incentives to selected directors, officers, employees and consultants, and to enable our company to obtain and retain the services of these individuals. The 2017 Omnibus Incentive Plan as amended from time to time enables us to grant restricted shares, nonqualified stock options, incentive stock options and other awards to our directors, employees and consultants. Up to 5,277,197 ordinary shares are authorized to be granted pursuant to awards under the 2017 Omnibus Incentive Plan, with 783,529 ordinary shares remaining available for grant of awards as of March 1, 2022. Awards are made pursuant to award agreements and may be subject to vesting and other restrictions as determined by the board of directors. As of March 1, 2022, there were 840,257 restricted shares outstanding and 2,947,472 options outstanding, in addition to the other share-based awards described in “—Other Share-Based Awards” below.

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

We did not grant any restricted share awards to our executive officers in fiscal year 2021.

For the total number of restricted shares held by our executive officers as of March 1, 2022, please see “—Outstanding Restricted Shares and Options” below.

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

We granted the following options to our executive officers in fiscal year 2021:

●	Dr. Mohanlal: 300,000 incentive stock options, granted on May 21, 2021, at an exercise price of $10.18 per share.

●	Dr. Lloyd: 115,000 non-qualified stock options, granted on May 21, 2021, at an exercise price of $10.18 per share.

●	Dr. Schooley: 135,000 incentive stock options, granted on May 21, 2021, at an exercise price of $10.18 per share.

●	Ms. Czerepak: 130,000 incentive stock options, granted on May 21, 2021, at an exercise price of $10.18 per share.

For the total number of options held by our executive officers as of March 1, 2022, please see “—Outstanding Restricted Shares and Options” below.

Outstanding Restricted Shares and Options

The following table sets forth the number of restricted shares and options held by our executive officers as of March 1, 2022:

		Options				Unvested Restricted Shares
Executive Officer(1)	Vested	Unvested	Exercised	Exercise Price	Expiration Date
Lan Huang	224,000	496,000	—	$11.03	08/01/2030	—
	—	102,844	—	$4.69	01/11/2032	—
Elizabeth Czerepak	80,156	144,844	—	$15.23	09/21/2030	—
	—	130,000	—	$10.18	05/21/2031	—
	—	76,539	—	$4.26	01/11/2032	—
Ramon Mohanlal	—	—	—	—	—	75,000
	180,000	—	—	$17.94	01/14/2030	—
	80,000	220,000	—	$10.18	05/21/2031	—
	—	118,377	—	$4.26	01/11/2032	—
Gordon Schooley	95,000	—	—	$17.94	01/14/2030	—
	20,000	115,000	—	$10.18	05/21/2031	—
	—	41,533	—	$4.26	01/11/2032	—
G. Kenneth Lloyd	—	—	74,000	$17.94	01/14/2030	—
	—	105,000	10,000	$10.18	05/21/2031	—

(1)

Mr. Daly was terminated as a result of a workforce reduction on January 11, 2022, at which time his unvested options were forfeited. His 60,000 vested options remain outstanding and exercisable through April 11, 2022, at which point they will be forfeited if not exercised.

Cash Long-Term Incentive Awards (“Cash LTI”)

We have granted cash long-term incentive awards under the 2017 Omnibus Incentive Plan to certain of our executives. The Cash LTIs granted to our executive officers are subject to the attainment of various component milestones in the research, development, testing and realization in CIN and NSCLC indication drug programs (as provided for in the applicable cash long-term incentive award agreements), subject to the executive officer’s continued service with us through the applicable attainment date.

Under the terms of the cash long-term incentive award agreements, if an executive officer is terminated for any reason, then the award agreement shall terminate as of the date of such termination and shall no longer be of any force and effect. Any and all rights to any milestone payments for which the applicable milestone has not been attained shall be forfeited, and any unpaid milestone payment for which the applicable milestone has been attained shall be paid as of the date of such termination.

We granted the following Cash LTIs to our executive officers in fiscal year 2021:

●	Dr. Huang: a maximum of $2,725,000

●	Dr. Mohanlal: a maximum of $1,500,000

●	Dr. Lloyd: a maximum of $950,000

●	Dr. Schooley: a maximum of $1,175,000

●	Ms. Czerepak: a maximum of $1,200,000

Under Dr. Huang’s agreement, 25% of any earned milestone payments shall be paid in fully vested ordinary shares and the remaining 75% shall be paid in either cash or fully vested ordinary shares, at Dr. Huang’s election. Under others’ agreements, all of the earned milestone payments shall be paid in cash. Based on the achievement of applicable milestones, the executives earned the following amounts with respect to the Cash LTIs in 2021: $150,000 by Dr. Huang, $150,000 by Dr. Mohanlal, $50,000 by Dr. Lloyd, $50,000 by Dr. Schooley and nil by Ms. Czerepak.

Other Share-Based Awards

We have granted others share-based awards under the 2017 Omnibus Incentive Plan to certain of our employees and consultants, including Dr. Huang and Dr. Mohanlal. Share-based awards may be denominated in a number of shares or in a dollar amount, and are earned and paid in ordinary shares upon reaching certain service-based and/or performance-based milestones. Dr. Mohanlal’s share-based award is described below.

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

Director Independence

Our board of directors has determined that Brendan Delaney, Patrick Fabbio, Matthew Kirkby, Mark Santos, Jeffrey Vacirca, Yanbin Xie, Christine Ying Zhao and Daniel Zabrowski are independent, as determined in accordance with the rules of the Nasdaq Capital Market. In making such independence determination, our board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The composition and functioning of our board of directors and each of our committees comply with all applicable requirements of the Nasdaq Capital Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

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

Audit Committee

Patrick Fabbio, Matthew Kirkby and Brendan Delaney currently serve on the audit committee, which is chaired by Mr. Fabbio. Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable rules of the Nasdaq Capital Market. The audit committee’s responsibilities include:

●

selecting and appointing our independent registered public accounting firm, and approving the audit and permitted non-audit services to be provided by our independent registered public accounting firm;

●	evaluating the performance and independence of our independent registered public accounting firm;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements or accounting matters;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures;

●	establishing procedures for the receipt, retention and treatment of accounting-related complaints and concerns;

●

reviewing and discussing with the independent registered public accounting firm the results of our year-end audit, and recommending to our board of directors, based upon such review and discussions, whether our financial statements shall be included in our annual report on Form 20-F;

●	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing the type and presentation of information to be included in our earnings press releases, as well as financial information and earnings guidance provided by us to analysts and rating agencies.

Compensation Committee

Matthew Kirkby, Yanbin Xie, Christine Ying Zhao and Daniel Zabrowski currently serve on the compensation committee, which is chaired by Mr. Kirkby. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable rules of the Nasdaq Capital Market. The compensation committee’s responsibilities include:

●	reviewing the goals and objectives of our executive compensation plans, as well as our executive compensation plans in light of such goals and objectives;

●

evaluating the performance of our executive officers in light of the goals and objectives of our executive compensation plans and recommending to our board of directors with respect to the compensation of our executive officers;

●

reviewing the goals and objectives of our general compensation plans and other employee benefit plans, as well as our general compensation plans and other employee benefit plans in light of such goals and objectives;

●	retaining and approving the compensation of any compensation advisors;

●

reviewing all equity-compensation plans to be submitted for shareholder approval under the Nasdaq listing rules, and reviewing and approving all equity-compensation plans that are exempt from such shareholder approval requirement;

●	evaluating the appropriate level of compensation for board and board committee service by non-employee directors; and

●	reviewing and approving description of executive compensation included in our annual report on Form 20-F.

Nominating and Corporate Governance Committee

Matthew Kirkby, Yanbin Xie and Christine Ying Zhao currently serve on the nominating and corporate governance committee, which is chaired by Ms. Zhao. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable rules of the Nasdaq Capital Market. The nominating and corporate governance committee’s responsibilities include:

●	assisting our board of directors in identifying prospective director nominees and recommending nominees for election by the shareholders or appointment by our board of directors;

●

advising the board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken;

●	overseeing the evaluation of our board of directors; and

●	recommending members for each board committee of our board of directors.

Our board of directors may establish other committees from time to time.

D.	Employees

As of December 31, 2021, we had 103 full-time employees. Of these, 58 were engaged in full-time research and development and laboratory operations and 45 were engaged in full-time general and administrative functions, including employees dedicated to pre-commercialization efforts. As of December 31, 2021, 36 of our employees were located in China and 67 were located in the U.S. We have also engaged and may continue to engage independent contractors who are not full-time employees, to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. The following table sets out our total number of employees by function for the last three years.

	2019	2020	2021
Research and Development and Laboratory Operations	37	49	58
General and Administrative Functions	24	42	45

Human Capital Resources

We are a research and development-focused biotechnology organization that is planning for the potential launch of its first product through collaboration with third parties. Our research and development employees perform diverse responsibilities including managing clinical research studies, analyzing clinical trial data, preparing regulatory documents, and scaling up manufacturing processes. Our other employees focus on support functions such as finance, accounting and HR.

We place a premium on hiring employees with experience in both large, established pharmaceutical organizations and smaller emerging biotech companies. We offer employees a breadth of responsibilities and upper-level management positions that would not usually be afforded to them in larger organizations. We encourage a participatory culture built around our passion for working on breakthrough therapies in an agile, team-based organization. Our compensation and benefits offerings are designed to attract and retain top talent through the use of short-term (i.e., competitive base salaries and bonuses) and long-term incentives (i.e., stock-based compensation).

We offer employees fully paid premium healthcare benefits and a 6% match for our 401(k) savings plan. We offer employees company paid major holidays as well as paid personal and sick time. We also have a mentorship program where employees may benefit from career guidance.

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

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2022 by:

●	each person or group of affiliated persons known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the ordinary shares issuable pursuant to stock options that are exercisable within 60 days of March 1, 2022. Ordinary shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of March 1, 2022, there were 804,162 ordinary shares issuable pursuant to stock options exercisable within 60 days thereof.

The calculation of percentage of ordinary shares beneficially owned in the table below is based on 38,928,922 ordinary shares outstanding as of March 1, 2022. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o BeyondSpring Inc., 28 Liberty Street, 39th Floor, New York, NY 10005.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	%
5% Shareholders
Entities affiliated with Decheng Capital(1)	4,958,142	12.74
Fairy Eagle Investment Limited(2)	4,620,000	11.87
Ever Regal Group Limited(2)	3,660,000	9.40
Executive Officers and Directors**
Lan Huang(2)	10,594,523	27.06
Elizabeth Czerepak(3)	87,187	*
Ramon W. Mohanlal(4)	486,098	1.24
G. Kenneth Lloyd(5)	40,641	*
Gordon L. Schooley(6)	120,137	*
Brendan Delaney(7)	2,673	*
Patrick Fabbio(8)	25,451	*
Matthew Kirkby(9)	21,297	*
Mark Santos(10)	—	*
Jeffrey Vacirca(11)	40,302	*
Yanbin Xie(12)	20,581	*
Christine Ying Zhao(13)	23,447	*
Daniel L. Zabrowski(14)	16,360	*
All Directors and Executive Officers as a group (13 people)	11,478,697	29.31

*         Amounts represent less than 1% of outstanding ordinary shares.

**         Effective January 11, 2022, Mr. Richard Daly was terminated as our Chief Operational Officer.

(1)	Consisting of 4,958,142 ordinary shares owned by Decheng Capital Management III (Cayman), LLC.

(2)

Dr. Lan Huang, our Co-founder, Chairperson and Chief Executive Officer, is the sole owner of Ever Regal Group Limited. Mr. Linqing Jia, Dr. Huang’s spouse, is the sole owner of Fairy Eagle Investments Limited and Rosy Time Holdings Limited. Dr. Huang and Mr. Jia collectively also own 100% of the equity interest in Wanchun Biotech. Dr. Huang and Mr. Jia may be deemed to have shared voting and dispositive power over the shares held by each of Ever Regal Group Limited, Fairy Eagle Investments Limited, Rosy Time Holdings Limited and Wanchun Biotech, and the 137,037 restricted shares, all of which have been vested, held of record by Mr. Jia. The amount also includes 171,686 ordinary shares owned directly by the Lan Huang 2020 Grantor Retained Annuity Trust and 428,314 ordinary shares owned directly by the Lan Huang 2021 Grantor Retained Annuity Trust, over which Dr. Huang as the trustee has the sole voting and dispositive power.

(3)

Consisting of (i) vested options to purchase 80,156 ordinary shares granted under the 2017 Omnibus Incentive Plan and (ii) options to purchase 7,031 ordinary shares granted under the 2017 Omnibus Incentive Plan that will vest within 60 days of March 1, 2022.

(4)

Consisting of (i) 220,098 restricted shares, 145,098 of which have been vested, held of record by Dr. Ramon W. Mohanlal, granted under the 2017 Omnibus Incentive Plan, (ii) vested options to purchase 260,000 ordinary shares granted under the 2017 Omnibus Incentive Plan, and (iii) 6,000 ordinary shares purchased by Dr. Ramon W. Mohanlal from the public market in connection with our initial public offering.

(5)

Consisting of (i) 20,000 restricted shares, all of which have been vested, held of record by Dr. G. Kenneth Lloyd, granted under the 2017 Omnibus Incentive Plan and (ii) 20,641 ordinary shares issued to Dr. G. Kenneth Lloyd as a result of the exercise of vested options to purchase 84,000 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(6)

Consisting of (i) 137 restricted shares, all of which have been vested, held of record by Dr. Gordon Schooley granted under the 2017 Omnibus Incentive Plan, (ii) vested options to purchase 115,000 ordinary shares granted under the 2017 Omnibus Incentive Plan, and (iii) 5,000 ordinary shares purchased by Dr. Gordon Schooley from the public market during the open window.

(7)	Consisting of vested options to purchase 2,673 ordinary shares granted under the 2017 Omnibus Incentive Plan. Mr. Brendan Delaney received these options in his capacity as a consultant to us.

(8)

Consisting of (i) 5,451 restricted shares, 1,875 of which have been vested, held of record by Mr. Patrick Fabbio, granted under the 2017 Omnibus Incentive Plan, (ii) vested options to purchase 15,000 ordinary shares granted under the 2017 Omnibus Incentive Plan and (iii) 5,000 ordinary shares purchased by Mr. Patrick Fabbio from the public market during the open window.

(9)

Consisting of (i) 6,297 restricted shares, 2,721 of which have been vested, held of record by Mr. Matthew Kirkby, granted under the 2017 Omnibus Incentive Plan and (ii) vested options to purchase 15,000 ordinary shares granted under the 2017 Omnibus Incentive Plan

(10)	Mr. Mark Santos does not hold any ordinary shares, vested options, or options that will vest within 60 days of March 1, 2022.

(11)

Consisting of (i) vested options to purchase 31,505 ordinary shares granted under the 2017 Omnibus Incentive Plan and (ii) options to purchase 8,797 ordinary shares granted under the 2017 Omnibus Incentive Plan that will vest within 60 days of March 1, 2022. Among these, options to purchase 32,803 ordinary shares were granted to Dr. Jeffrey Vacirca in his capacity as a consultant to us.

(12)

Consisting of (i) 5,581 restricted shares, 2,402 of which have been vested, held of record by Dr. Yanbin Xie, granted under the 2017 Omnibus Incentive Plan and (ii) vested options to purchase 15,000 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(13)

Consisting of (i) 6,297 restricted shares, 2,721 of which have been vested, held of record by Ms. Christine Ying Zhao, granted under the 2017 Omnibus Incentive Plan, (ii) vested options to purchase 15,000 ordinary shares granted under the 2017 Omnibus Incentive Plan and (iii) 2,150 ordinary shares purchased by Ms. Christine Ying Zhao’s spouse from the public market during the open window.

(14)

Consisting of 1,360 restricted shares, 453 of which have been vested, held of record by Mr. Daniel L. Zabrowski, granted under the 2017 Omnibus Incentive Plan and (ii) vested options to purchase 15,000 ordinary shares granted under the 2017 Omnibus Incentive Plan.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. None of our shareholders has different voting rights from other shareholders.

As of March 1, 2022, approximately 26,593,729 of our outstanding ordinary shares were held by 56 record holders in the U.S.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Since January 1, 2021, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party to and in which any of the members of our board of directors or senior management, holders of more than 10% of ordinary shares, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the transactions we describe below.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements (Fiscal Year 2021 Executive Officers).”

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

We are a holding company incorporated in the Cayman Islands. We will rely to some extent on dividends from our U.S., Australia and PRC subsidiaries for payment of any dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to make such dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Doing Business in China—In the future, we may rely to some extent on dividends and other distributions on equity from our principal operating subsidiaries to fund offshore cash and financing requirements” and “Item 4. Information on the Company—B. Business Overview—Government Regulation—Chinese Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution—Regulation of Dividend Distribution.”

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

●

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

Anti-Takeover Provisions

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

●

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

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

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

On August 25, 2021, Wanchunbulin, our partially owned Chinese subsidiary, entered into an exclusive commercialization and co-development agreement with Hengrui to further develop and commercialize Plinabulin in Greater China. Under the terms of the agreement, Wanchunbulin granted Hengrui exclusive rights to commercialize and co-develop Plinabulin in the Greater China markets, including mainland China, Hong Kong, Macau and Taiwan. Wanchunbulin retains the manufacturing rights of Plinabulin in the Greater China markets and will receive all Plinabulin net sales proceeds in such markets. Hengrui will receive a pre-determined percentage of the net sales in each quarter. Wanchunbulin received an upfront payment of RMB 200 million (approximately $31 million), and will receive regulatory and sales milestones of up to RMB 1.1 billion (approximately $171 million). Hengrui will be responsible for all costs associated with commercialization of Plinabulin in the Greater China markets. Pursuant to the terms of the agreement, Wanchunbulin will be responsible for 100% of the clinical and regulatory costs for the first two indications for Plinabulin: prevention of CIN and second/third- line treatment of NSCLC (EGFR wild type). Hengrui will fund 50% of the clinical development costs for additional indications for Plinabulin in the Greater China markets, with a Joint Steering Committee overseeing the clinical strategy and priorities. See “Item 4. Information on the Company—B. Business Overview—Commercialization.”

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Chinese Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

E.	Taxation

The following is a summary of the Cayman Islands, Chinese and U.S. federal income tax considerations relevant to the ownership and disposition of our ordinary shares. This summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective investor. This summary is based on laws and relevant interpretations thereof as of the date of this Form 20-F, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not address all possible tax considerations relating to an investment in our ordinary shares, such as the considerations under U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, China and the United States. Potential investors should consult their tax advisors with respect to the considerations relevant to the ownership and disposition of our ordinary shares. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our special Cayman Islands counsel; to the extent the discussion relates to PRC tax law, it is the opinion of Han Kun Law Offices, our special PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to Chinese enterprise income tax on its worldwide income only if all of the following criteria are met:

●	the primary location of the enterprise’s senior executives of the day-to-day operational management and senior management departments performing their duties is in China;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China;

●	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder meeting minutes are located or maintained in China; and

●	50% or more of voting board members or senior executives habitually reside in China.

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

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares. Unless otherwise noted, this summary addresses only U.S. Holders (as defined below) that hold our ordinary shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, or the Regulations, judicial decisions, administrative pronouncements, the income tax treaty between the United States and China, or the Treaty and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect.

This summary does not address U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ordinary shares, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of that U.S. Holder’s particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	dealers in securities or currencies;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

●	persons who will hold our ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	persons who have a functional currency other than the U.S. Dollar;

●	persons who actually or constructively own 10% or more of our stock (by vote or value); and

●	partnerships or other entities arrangements subject to tax as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

Each prospective investor should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to the ownership and disposition of our ordinary shares in light of its particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●

a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions, or (ii) that has validly elected to be treated as a United States person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners should consult their tax advisors regarding an investment in the ordinary shares.

Tax Residence of BeyondSpring Inc. for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Thus, as a corporation incorporated under the laws of the Cayman Islands, we should generally be classified as a non-U.S. corporation (and therefore as a non-U.S. tax resident) for U.S. federal income tax purposes. In certain circumstances, however, under section 7874 of the Code a corporation organized outside the United States will be treated as a U.S. corporation (and, therefore, as a U.S. tax resident).

In July of 2015, we completed our internal restructuring. Based on the rules in effect at the time of the internal restructuring, we expect that the internal restructuring did not result in us being treated as a U.S. corporation for U.S. federal income tax purposes by virtue of section 7874 of the Code. Nevertheless, because the section 7874 rules and exceptions are complex and subject to factual and legal uncertainties, there can be no assurance that we will not be treated as a U.S. corporation for U.S. federal income tax purposes.

The remainder of this discussion assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes.

Distributions

The gross amount of any distributions received by a U.S. Holder on our ordinary shares (including any amounts withheld in respect of PRC withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in the gross income of a U.S. Holder on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in U.S. dollars. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ordinary shares and thereafter generally as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay is generally expected to be treated as a dividend for U.S. federal income tax purposes.

An individual or other non-corporate U.S. Holder of ordinary shares may be eligible for reduced rates of taxation on dividends: (i) received from a qualified foreign corporation if such qualified foreign corporation is neither a PFIC (as defined below) nor treated as such with respect to such U.S. Holder for the taxable year in which the dividend is paid or for the preceding taxable year, and (ii) if certain holding period and other requirements are met. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid on ordinary shares if such ordinary shares are readily tradable on an established securities market in the United States. Our ordinary shares are listed on the Nasdaq Capital Market, however, our ordinary shares may not be considered readily tradable on an established securities market in the current year or subsequent years. As discussed below under “—Passive Foreign Investment Company,” although there can be no assurances regarding our PFIC status for any taxable year, we believe that we were not a PFIC for our 2021 taxable year. Thus, dividends paid on our ordinary shares to individuals and other non-corporate U.S. Holders may constitute “qualified dividend income” eligible for reduced rates of taxation if we are not a PFIC with respect to such U.S. Holders for the taxable year in which the dividend is paid or in the preceding taxable year.

For U.S. foreign tax credit purposes, dividends received on our ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under the PRC EIT Law (see “―People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be entitled to claim a foreign tax credit in respect of any PRC income taxes paid or withheld with respect to dividends on our ordinary shares to the extent such taxes are nonrefundable under the Treaty. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in our ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

As described in “—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC EIT Law, gains from the sale or other disposition of our ordinary shares may be subject to PRC income tax and will generally be U.S. source gains, which may limit a U.S. Holder’s ability to claim a foreign tax credit for any such PRC income tax imposed on such gain. U.S. Holders that are eligible for the benefits of the Treaty may apply the Treaty to treat such gain as PRC source, however. Notwithstanding, pursuant to recently issued Regulations, it is possible that Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holder’s that are not eligible for benefits under the Treaty may not be able to claim a foreign tax credit for any PRC tax imposed on a sale or other disposition of our ordinary shares. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.

U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit in light of their particular circumstances.

Passive Foreign Investment Company

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Passive assets are those which give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending on the income such assets generate or are held to generate. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, 25% or more (by value) of its stock.

Based on an analysis of our income and the value of our assets, we believe that we were not a PFIC for the taxable year ended December 31, 2021, although no assurance can be given due to the highly factual nature of such analysis. Our PFIC status for the current taxable year ending December 31, 2022, will not be determinable until after the close of the year, and it is possible that we may be classified as a PFIC for the current taxable year and for future taxable years. We believe we were a PFIC for each of the 2016-2020 taxable years, and we may have been a PFIC in prior taxable years as well. No assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year, however. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ordinary shares may influence whether we are classified as a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile for biopharmaceutical companies, such as ours, that have not yet achieved commercialization with respect to any of their products). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy cash for active purposes, our risk of being classified as a PFIC will substantially increase. Furthermore, prior to the commercialization of any of our drug candidates, interest and other passive income could constitute more than 75% of our gross income for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the holder receives on our ordinary shares and any gain the U.S. Holder recognizes from a sale or other disposition (including a pledge) of our ordinary shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder on our ordinary shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for our ordinary shares will be treated as an excess distribution, Under these special tax rules:

●	the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for our ordinary shares;

●

amounts allocated to the taxable year of the excess distribution or of the sale or other disposition and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●

amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder’s ordinary shares in future taxable years unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If a U.S. Holder makes a deemed sale election, the U.S. Holder will be deemed to have sold our ordinary shares at their fair market value as of the last day of the last year for which we were a PFIC. Any gain from such deemed sale would be treated as an excess distribution subject to the excess distribution rules described above.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the second preceding paragraph. If a U.S. Holder makes a valid mark-to-market election for our ordinary shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of our ordinary shares as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ordinary shares. The U.S. Holder is allowed a deduction for the excess, if any, of such U.S. Holder’s adjusted basis in our ordinary shares over their fair market value as of the close of the taxable year. Deductions are allowable however, only to the extent of any net mark-to-market gains on our ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of our ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on our ordinary shares, as well as to any loss realized on the actual sale or disposition of our ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such ordinary shares. The U.S. Holder’s basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter(“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. We expect that our ordinary shares will continue to be listed on the Nasdaq Capital Market, which is a qualified exchange for these purposes, and, consequently, assuming that our ordinary shares are regularly traded, if a U.S. Holder holds our ordinary shares, it is expected that the mark-to-market election would be available to such U.S. Holder were we to be or become a PFIC.

In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year that a U.S. Holder holds our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder’s ordinary shares unless (i) we cease to be a PFIC and (ii) such U.S. Holder has made a “deemed sales” election under the PFIC rules.

A U.S. Holder that owns our ordinary shares during any taxable year that we are a PFIC must generally file an annual report with the IRS regarding their ownership pf such shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations with respect to holding and disposing of our ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

THE PRECEDING SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

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

Interest and Credit Risk

We are not exposed to typical interest rate risk, which is the impact of interest rates on the cost of servicing and repaying debt. Our exposure to interest rate risk arises through movements in regard to interest income we earn on our deposits. We had cash in the amount of $41.6 million and $109.5 million at December 31, 2021 and December 31, 2020, respectively. We had short-term investments in the amount of $30.7 million and nil at December 31, 2021 and 2020, respectively. Our cash and short-term investments were held at financial institutions that we believe to be of high credit quality. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2021.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with the U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2021.

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

In connection with our initial public offering, we have adopted a written code of ethics that applies to all of our directors, executive officers and employees. The code of ethics is available in the investors section of our website (www.beyondspringpharma.com/corporate-governance).

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	Year Ended December 31,
	2020	2021
	(in thousands of U.S. Dollars (“$”))
Audit Fees(1)	$513	$800
Audit-Related Fees(2)	150	8
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	$663	$808

(1)	“Audit Fees” represents the aggregate fees for the interim reviews and annual audit of our financial statements for 2021 as well as other assurance service.

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

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We generally follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2021. We held an Extraordinary General Meeting on March 15, 2021, to request shareholder approval of the 2017 Omnibus Incentive Plan. We expect to hold annual shareholders meetings in the future only if there are matters that require shareholders’ approval. In addition, we may elect in the future not to comply with the Nasdaq requirement that we obtain shareholder approval for material amendments of equity compensation plans (including amendments relating to a material change to permit a repricing of outstanding stock options).

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

Item 16H.	Mine Safety Disclosure

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of BeyondSpring Inc. are included at the end of this annual report on Form 20-F.

Item 19.	Exhibits

1.1(1)	Amended and Restated Memorandum and Articles of Association of BeyondSpring Inc.
2.1(1)	Specimen Certificate for Ordinary Shares of BeyondSpring Inc.
2.2(2)	Description of Securities Registered under Section 12 of the Exchange Act
4.1(1)	Consulting Agreement, dated as of June 18, 2013, between Wanchun Pharma and GKOL Inc.
4.2(1)	First Amendment to the Consulting Agreement, dated as of March 30, 2014, among Wanchun Pharma, BeyondSpring U.S. and GKOL Inc.
4.3(11)	Eleventh Amendment to the Consulting Agreement, dated as of January 1, 2021, between BeyondSpring U.S. and GKOL Inc.
4.4(11)	Twelfth Amendment to the Consulting Agreement, dated as of March 15, 2021, between BeyondSpring U.S. and GKOL Inc.
4.5(2)	Thirteenth Amendment to the Consulting Agreement, dated as of January 1, 2022, between BeyondSpring U.S. and GKOL Inc.
4.6(1)	Termination Agreement, dated as of February 2, 2015, among BeyondSpring Inc., Wanchun Biotech and Nereus
4.7(2)	Second Amended and Restated Employment Agreement, dated as of January 11, 2022, between BeyondSpring U.S. and Lan Huang
4.8(2)	Second Amended and Restated Employment Agreement, dated as of January 11, 2022, between BeyondSpring U.S. and Ramon Mohanlal
4.9(2)	Second Amended and Restated Employment Agreement, dated as of January 11, 2022, between BeyondSpring U.S. and Gordon L. Schooley
4.10(1)	Form of Director and Executive Officer Indemnification Agreement
4.11(1)	BeyondSpring Inc. 2017 Omnibus Incentive Plan and related form agreements
4.12(11)	Amendment to the BeyondSpring Inc. 2017 Omnibus Incentive Plan, effective September 18, 2020
4.13(10)	Form of Director Agreement
4.14(10)	Form of Amendment to Director Agreement
4.15(4)	Letter Agreement with respect to BPI-002 Milestone Stock Bonus Award, dated as of April 11, 2017, between BeyondSpring Inc. and Ramon Mohanlal
4.16(4)	Letter Agreement with respect to BPI-004 Milestone Stock Bonus Award, dated as of April 11, 2017, between BeyondSpring Inc. and Ramon Mohanlal
4.17(5)	Employment Agreement, dated as of June 8, 2018, between BeyondSpring U.S. and Richard Daly
4.18(6)	Open Market Sale Agreement, dated as of May 21, 2019, between BeyondSpring Inc. and Jefferies LLC
4.19(7)	Amendment No. 1 to the Open Market Sale Agreement, dated as of February 7, 2020, between BeyondSpring Inc. and Jefferies LLC
4.20(8)

English Translation of the Capital Increase Agreement, dated as of June 14, 2019, among Dalian Wanchunbulin Pharmaceuticals Ltd., Wanchun Biotech Ltd. and Shenzhen Efung 9th Venture Investment Center (Limited Partnership)

4.21(8)

English Translation of the Capital Increase Agreement, dated as of July 3, 2019, among Dalian Wanchunbulin Pharmaceuticals Ltd., Wanchun Biotech Ltd. and Nanjing TEEWIN Investment Partnership (Limited Partnership)

4.22(9)	Amendment to Employment Agreement, dated as of September 24, 2019, between BeyondSpring U.S. and Richard Daly

4.23(9)	Second Amendment to Employment Agreement, dated as of December 26, 2019, between BeyondSpring U.S. and Richard Daly
4.24(2)	Third Amendment to Employment Agreement, dated as of October 12, 2021, between BeyondSpring U.S. and Richard Daly
4.25(2)	Letter Agreement, dated as of January 13, 2022, between BeyondSpring U.S. and Lan Huang
4.26(2)	Letter Agreement, dated as of January 13, 2022, between BeyondSpring U.S. and Ramon W. Mohanlal
4.27(2)	Letter Agreement, dated as of January 13, 2022, between BeyondSpring U.S. and Gordon Schooley
4.28(2)	First Amended and Restated Employment Agreement, dated as of January 11, 2022, between BeyondSpring U.S. and Elizabeth Czerepak
4.29(2)	Letter Agreement, dated as of January 13, 2022, between BeyondSpring U.S. and Elizabeth Czerepak
4.30(11)	Consulting Agreement, dated as of January 26, 2021, between BeyondSpring Inc. and Jeffrey Vacirca
4.31(2)	Consulting Agreement, dated as of November 6, 2021, between BeyondSpring Inc. and Brendan Delaney
4.32(2)	Separation Agreement, dated as of January 27, 2022, between BeyondSpring U.S. and Richard Daly
8.1(2)	List of Subsidiaries of BeyondSpring Inc.
12.1(2)	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2(2)	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(3)	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(3)	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1(2)	Consent of Ernst & Young Hua Ming LLP
15.2(2)	Consent of Maples and Calder (Hong Kong) LLP
15.3(2)	Consent of Han Kun Law Offices
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Previously filed with the Registration Statement on Form F-1 (File No. 333-214610), as amended, initially filed on November 15, 2016, and incorporated herein by reference.

(2)	Filed with this annual report on Form 20-F.

(3)	Furnished with this annual report on Form 20-F.

(4)	Incorporated by reference to the 2016 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 28, 2017.

(5)	Incorporated by reference to the 2018 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 30, 2019.

(6)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on May 22, 2019, and incorporated by reference herein.

(7)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on February 7, 2020, and incorporated by reference herein.

(8)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on July 10, 2019, and incorporated by reference herein.

(9)	Incorporated by reference to the 2019 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 30, 2020.

(10)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on July 24, 2020, and incorporated by reference herein.

(11)	Incorporated by reference to the 2020 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 30, 2021.

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

The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

●	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

●	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

●	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

●	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

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

Date: April 14, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of BeyondSpring Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BeyondSpring Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Beijing, People’s Republic of China

April 14, 2022

BEYONDSPRING INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		As of December 31,
	Note	2020	2021
		$	$

Assets
Current assets:
Cash and cash equivalents		109,537	41,625
Short-term investments	3	-	30,743
Advances to suppliers		3,505	1,735
Prepaid expenses and other current assets		358	1,020
Total current assets		113,400	75,123

Noncurrent assets:
Property and equipment, net	5	184	1,422
Operating lease right-of-use assets		2,174	1,984
Other noncurrent assets	14	1,280	3,119
Total noncurrent assets		3,638	6,525

Total assets		117,038	81,648

Liabilities and equity

Current liabilities:
Accounts payable		2,216	1,656
Accrued expenses		5,607	3,858
Current portion of operating lease liabilities	13	787	538
Deferred revenue	4	1,350	1,369
Long-term loans, current portion	6	-	1,569
Other current liabilities	14	3,806	6,165
Total current liabilities		13,766	15,155

Noncurrent liabilities:
Long-term loans	6	2,167	-
Operating lease liabilities	13	1,359	1,468
Deferred revenue	4	7,925	37,939
Other noncurrent liabilities		-	709
Total noncurrent liabilities		11,451	40,116

Total liabilities		25,217	55,271
Commitments and contingencies	18

BEYONDSPRING INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		As of December 31,
	Note	2020	2021
		$	$

Mezzanine equity
Contingently redeemable noncontrolling interests	15	5,196	5,454

Equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 39,141,913 and 38,927,563 shares issued and outstanding as of December 31, 2020 and 2021, respectively)		4	4
Additional paid-in capital		366,451	369,200
Accumulated deficit		(277,818)	(341,997)
Accumulated other comprehensive loss	17	(297)	(523)

Total BeyondSpring Inc.’s shareholders’ equity		88,340	26,684
Noncontrolling interests		(1,715)	(5,761)
Total equity		86,625	20,923

Total liabilities, mezzanine equity and equity		117,038	81,648

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2019	2020	2021
		$	$	$
Revenue	4	-	180	1,351

Operating expenses
Research and development		(31,342)	(41,793)	(36,888)
General and administrative		(8,965)	(22,598)	(30,703)

Loss from operations		(40,307)	(64,211)	(66,240)
Foreign exchange (loss) gain, net		(4)	355	231
Interest expenses		(206)	(85)	(87)
Interest income		184	116	98
Other income, net		-	4	1,360

Loss before income tax		(40,333)	(63,821)	(64,638)
Income tax expenses	8	-	-	(3,570)

Net loss		(40,333)	(63,821)	(68,208)
Less: Net loss attributable to noncontrolling interests		(2,248)	(2,848)	(4,029)
Net loss attributable to BeyondSpring Inc.		(38,085)	(60,973)	(64,179)

Net loss per share
Basic and diluted	9	(1.55)	(2.03)	(1.64)

Weighted average shares outstanding
Basic and diluted	9	24,645,714	29,984,284	39,023,643

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment gain (loss)	17	96	(530)	(296)
Unrealized holding gain	17	-	-	5
Comprehensive loss		(40,237)	(64,351)	(68,499)
Less: Comprehensive loss attributable to noncontrolling interests		(2,250)	(2,941)	(4,094)
Comprehensive loss attributable to BeyondSpring Inc.		(37,987)	(61,410)	(64,405)

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	BeyondSpring Inc.’s shareholders
					Accumulated
			Additional		other		Non
	Ordinary share		paid-in	Accumulated	comprehensive		controlling	Total
	Shares	Amount	capital	deficit	(loss) gain	Subtotal	interests	equity
		$	$	$	$	$	$	$

Balances at January 1, 2019	23,184,612	2	170,950	(178,760)	42	(7,766)	(1,616)	(9,382)
Issuance of ordinary shares	4,588,574	1	68,565	-	-	68,566	-	68,566
Capital contribution from noncontrolling interests	-	-	5,941	-	-	5,941	4,142	10,083
Share-based compensation (Note 10)	112,427	-	2,101	-	-	2,101	-	2,101
Capital contribution shared by noncontrolling interests	-	-	(578)	-	-	(578)	578	-
Other comprehensive income (loss)	-	-	-	-	98	98	(2)	96
Net loss	-	-	-	(38,085)	-	(38,085)	(2,248)	(40,333)

Balances at December 31, 2019	27,885,613	3	246,979	(216,845)	140	30,277	854	31,131
Issuance of ordinary shares	11,238,590	1	111,593	-	-	111,594	-	111,594
Capital contribution from noncontrolling interests	-	-	-	-	-	-	80	80
Share-based compensation (Note 10)	17,710	-	7,946	-	-	7,946	225	8,171
Capital contribution shared by noncontrolling interests	-	-	(67)	-	-	(67)	67	-
Other comprehensive loss	-	-	-	-	(437)	(437)	(93)	(530)
Net loss	-	-	-	(60,973)	-	(60,973)	(2,848)	(63,821)

Balances at December 31, 2020	39,141,913	4	366,451	(277,818)	(297)	88,340	(1,715)	86,625
Share-based compensation (Note 10)	19,287	-	3,234	-	-	3,234	48	3,282
Forfeited restricted shares and cancellation of ordinary shares	(262,408)	-	(310)	-	-	(310)	-	(310)
Exercise of share options	28,771	-	83	-	-	83	-	83
Accretion of contingently redeemable noncontrolling interest	-	-	(258)	-	-	(258)	-	(258)
Other comprehensive loss	-	-	-	-	(226)	(226)	(65)	(291)
Net loss	-	-	-	(64,179)	-	(64,179)	(4,029)	(68,208)

Balances at December 31, 2021	38,927,563	4	369,200	(341,997)	(523)	26,684	(5,761)	20,923

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2019	2020	2021
		$	$	$
Cash flows from operating activities:
Net loss		(40,333)	(63,821)	(68,208)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation expenses	5	77	77	61
Share-based compensation	10	2,101	8,194	3,152
Non-cash operating lease expenses		650	659	546
Loss on derecognition of right-of-use assets		-	-	22
Paycheck Protection Program Loan Forgiveness	6	-	-	(635)
Unrealized gain on short-term investments	3	-	-	(144)
Change in fair value in forward contract	16	-	-	(444)
Changes in assets and liabilities:
Short-term investments		-	-	(13,025)
Advances to suppliers		(3,310)	1,014	1,770
Due from related parties	7	481	-	-
Prepaid expenses and other current assets		(137)	52	(496)
Other noncurrent assets		(36)	(334)	(294)
Accounts payable		(7,049)	(321)	(560)
Accrued expenses		366	(291)	(1,711)
Operating lease liabilities		(697)	(621)	(518)
Other current liabilities		(275)	2,372	2,535
Deferred revenue		-	9,275	30,033
Other noncurrent liabilities		-	-	674
Net cash used in operating activities		(48,162)	(43,745)	(47,242)
Cash flows from investing activities:
Acquisitions of property and equipment		(4)	(52)	(2,844)
Purchase of short-term investments		-	-	(44,232)
Sale of short-term investments		-	-	1,663
Proceed from maturity of short-term investments		-	-	25,000
Net cash used in investing activities		(4)	(52)	(20,413)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discounts and commissions		69,454	112,577	-
Proceeds from issuance of contingently redeemable noncontrolling interests, net of issuance cost		-	5,233	-
Capital contribution from noncontrolling interests		10,083	80	-
Proceeds from issuance of forward contract	16	-	278	-
Proceeds from exercise of share options		-	-	83
Payments of offering costs		(888)	(939)	(44)
Payments of issuance costs of contingently redeemable noncontrolling interests		-	-	(38)
Proceeds from loans	6	2,986	635	-
Proceeds from related party borrowings	7	5,894	35	-
Repayments of loans	6	(1,493)	-	-
Repayment of related party borrowings	7	(5,865)	(64)	-
Net cash provided by financing activities		80,171	117,835	1
Effect of foreign exchange rate changes		39	(434)	(258)
Net increase (decrease) in cash and cash equivalents		32,044	73,604	(67,912)
Cash and cash equivalents at beginning of year		3,889	35,933	109,537
Cash and cash equivalents at end of year		35,933	109,537	41,625

Supplemental disclosures of cash flow information
Interest paid		202	85	91
Interest received		131	166	98

Non-cash activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities		-	295	1,181
Operating lease right-of-use assets released in exchange for operating lease liabilities		-	-	(803)

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

On March 14, 2017, the Company completed its initial public offering (“IPO”) on the NASDAQ Capital Market.

On May 21, 2019, the Company entered into a sales agreement with Jefferies LLC (“Jefferies”) to act as an agent in selling the Company’s ordinary shares in an at-the-market (“ATM”) offering program. As of December 31, 2021, the Company received aggregate gross proceeds of $13,185 on 630,228 ordinary shares sold in respect thereof.

On June 14, 2019 and July 3, 2019, certain investors led by Shenzhen Efung 9th Venture Investment Center (Limited Partnership) (“Efung Capital”) entered into investment agreements with Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”), a subsidiary of the Company, to invest $14,537 (RMB100,000) for a total of 4.76% equity interest of Wanchunbulin. As of December 31, 2021, the Company received aggregate gross proceeds of $10,083 (RMB70,000) from this equity financing.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

As of December 31, 2021, the subsidiaries of the Company are as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future and has primarily funded these losses through equity financings. The Company incurred a net loss of $68,208 during 2021 and has an accumulated deficit of $341,997 as of December 31, 2021. Net cash used in operations was approximately $47,242 for the year of 2021. As of December 31, 2021, the Company had $59,968 of net current assets and $72,368 of cash and cash equivalents and short-term investments on hand.

Based on the Company’s cash and cash equivalents and short-term investments on hand on December 31, 2021, management does not believe that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued. These financial statements have been prepared on a going concern basis.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include, but are not limited to, share-based compensation, clinical trial accruals, valuation allowance for deferred tax assets, estimating uncertain tax positions, measurement of right-of-use assets and lease liabilities, fair value of financial instruments, estimating the allowance for credit losses, impairment of long-lived assets and estimating of useful life for property and equipment. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Research and development (“R&D”) costs

The Company accounts for R&D costs in accordance with ASC 730, Research and Development. R&D costs primarily are comprised of costs incurred in performing research and development activities, including related personnel and consultant’s salaries, benefits and related costs, raw materials and supplies to develop product candidates, patent-related costs incurred in connection with filing patent applications, costs incurred related to clinical approval, and external costs of outside vendors engaged to conduct clinical development activities and trials. The Company expenses R&D costs as they are incurred.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, and highly liquid investments with an original maturity date of three months or less at the date of purchase and are stated at cost which approximates their fair value. All cash and cash equivalents are unrestricted as to withdrawal and use.

Short-term investments

Investments such as time deposits with original maturities of greater than three months, but less than twelve months, and financial products issued by commercial banks expected to be realized in cash during the next twelve months are included in short-term investments.

The Company accounts for its investments in debt securities in accordance with ASC 320-10, Investments – Debt Securities: Overall (“ASC 320-10”). The Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Interest income of all categorifies of investments in securities are included in earnings. Any realized gains or losses from the sale of short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gain or losses are realized.

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost less allowance for credit losses.

Debt securities that are bought and held primarily for the purpose of selling in the near term are classified as trading securities. Trading securities are recorded at fair value. Changes in unrealized gains and losses are recorded through earnings each period as part of other income or expenses. Trading debt securities include financial products issued by commercial banks.

Debt securities not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale debt securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive loss. Available-for-sale debt securities include time deposits and financial products issued by commercial banks.

The Company regularly evaluates its investments in debt securities for impairment. The Company recognizes an allowance on available-for-sale debt securities when a portion of the unrealized loss is attributable to a credit loss and a corresponding credit loss in net loss. The Company did not record any impairment losses or allowance for credit losses on short-term investments for all periods presented.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 20120 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Advances to suppliers

Advances to suppliers consist of cash to contractors and vendors for services and materials that have not been provided or received. Advances to suppliers are reviewed periodically to determine whether their carrying values have become impaired. The Company considers the assets to be impaired if it is doubtful that the services and materials will be or can be provided by the suppliers. As of December 31, 2020, and 2021, there were no allowances provided.

Leases

Effective January 1, 2019, the Company adopted ASC 842, Leases (“ASC842”) using the modified retrospective transition approach and did not restate comparative periods. The Company determines if an arrangement is a lease at inception. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component based on the Company’s policy election to combine lease and non-lease components for its leases. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842, Leases (“ASC842”). The Company’s lease portfolio consists entirely of operating leases as of December 31, 2020 and 2021. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

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

The Company reassesses whether a contract is or contains a lease whenever a substantive change is made to the terms and conditions of the contract. Such changes are not limited to those that meet the definition of a lease modification, which is a specific type of modification characterized by a change in the scope of or consideration for a lease. When a modification does not meet the definition of a lease modification, the Company reassesses whether the contract is or contains a lease but would not apply the lease modification framework if the conclusion regarding whether the contract is or contains a lease is unchanged. If there is a lease modification, the Company considers whether the lease modification results in a separate contract. If so, the Company accounts for the separate contract the same manner as any other new lease, in addition to the original unmodified contract. Otherwise, the Company remeasures and reallocates the remaining consideration in the contract, reassesses the classification of the lease at the effective date of the modification and accounts for any initial direct costs, lease incentives and other payments made to or by the lessee. If the modification fully or partially terminates the existing lease, the Company remeasures the lease liability and decreases the carrying amount of the ROU assets in proportion to the full or partial termination of the existing lease and recognize in profit or loss any difference between the reduction in the lease liability and the reduction in the ROU assets.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets as follows:

Category	Estimated useful life

Office equipment	5 years
Laboratory equipment	3-8 years
Motor vehicles	10 years
Leasehold improvements	Lower of lease term or economic life

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Impairment of long-lived assets

Long-lived assets are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets are reported at the lower of carrying amount or fair value less cost to sell. For the years ended December 31, 2019, 2020 and 2021, the Company did not record any impairment losses on its long-lived assets.

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

Financial instruments of the Company primarily include cash and cash equivalents, short-term investments, due to related parties, accounts payable, redeemable noncontrolling interests, forward contract and long-term loans. The redeemable noncontrolling interests were initially recorded at issuance price net of issuance costs. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable noncontrolling interests to equal the redemption value at the end of each reporting period. The Company measures its financial products issued by commercial banks at fair value on a recurring basis based on quoted subscription/redemption price published by the relevant banks. The fair value of the forward contract is determined on recurring basis with the assistance of an independent third-party valuation firm. The carrying values of cash and cash equivalents, accounts payable, due to related parties, time deposits and current portion of long-term loans approximated their fair values due to their short-term nature.

As of December 31, 2020, the total carrying amount of non-current portion of long-term loans was $2,167, compared with an estimated fair value of $2,136. The fair value of the long-term loans is estimated by discounting cash flows using interest rates currently available for debts with similar terms and maturities (Level 2 fair value measurement).

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Fair value measurements (continued)

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2021 are summarized below:

		Fair value measurement
Recurring fair value measurement	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	$	$	$	$
As of December 31, 2020
Liabilities:
Forward contract (Note 16)	278	-	-	278

As of December 31, 2021
Assets:
Available-for-sale debt securities
Financial products issued by commercial banks	1,574	-	1,574	-
Trading debt securities
Financial products issued by commercial banks	13,169	-	13,169	-
Forward contract (Note 16)	166	-	-	166

Total assets measured at fair value	14,909	-	14,743	166

The fair value of the forward contract is estimated using a formulaic valuation approach which combines the discounted cash flow to first estimate the fair value of the entity’s share price and probability-based valuation approach to estimate the fair value of the forward contract. Significant unobservable inputs include the probability of achieving a contingent target, discount for lack of marketability, volatility and weighted average cost of capital at the end of each reporting period at December 31, 2020 and 2021.

The following table represents the significant unobservable inputs used to estimate the fair value of the forward contract at December 31, 2020 and 2021:

			Range
	Valuation technique	Unobservable inputs	as of December 31,
			2020	2021
Forward contract	Discounted cash flow	Discount for lack of marketability	10%	10%
		Volatility	80%	85%
		Weighted average cost of capital	15.3%	14.5%
	Probability-based valuation approach	Probability of achieving contingent target	100%	90%

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Fair value measurements (continued)

The following table presents a reconciliation of the forward contract measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years presented.

Forward contract
$

Balance as of December 31, 2019	-
Recognized during the year	(278)
Gains or losses from changes in fair value	-

Balance as of December 31, 2020 (liability)	(278)
Gains from changes in fair value	444

Balance as of December 31, 2021 (asset)	166

Segment and geographical information

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence in accordance with ASC 280, Segment Reporting, the Company has only one operating and reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

For the years ended December 31, 2019, 2020 and 2021, the Company recognized revenue of nil, $180, and $1,351, respectively. All of the Company’s revenue was derived from the U.S. for the years ended December 31, 2020 and 2021. The Company’s long-lived assets by geographic area are presented as follows:

	December 31,
	2020	2021
Property and equipment, net:	$	$

PRC	45	98
U.S.	139	1,324

Total	184	1,422

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Revenue recognition

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

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

The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities represent the excess of payments received as compared to the consideration earned, and is recorded as deferred revenue in the consolidated balance sheets. The Company had no contract assets for the periods presented.

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

The collaborative arrangements may contain more than one unit of account, or performance obligation, including grants of licenses to intellectual property rights, agreement to provide research and development services and other deliverables. The transaction price is generally comprised of an upfront payment due at contract inception and variable consideration in the form of payments for the Company’s services and materials and milestone payments due upon the achievement of specified events. In general, the consideration allocated to the performance obligation is recognized when the obligation is satisfied either by delivering a good or providing a service, limited to the consideration that is not constrained. Non-refundable payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as deferred revenue.

Licenses of Intellectual Property: Upfront non-refundable payments allocated to the licensing of the Company’s intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For licenses determined to be distinct, the Company recognizes revenues from non-refundable up-front fees allocated to the license at a point in time, when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses determined to be not distinct from other promised goods or services, the Company accounts for the promise to grant a license and other promised goods or services together as a single performance obligation, and the Company considers the nature of the combined goods or services in determining whether the performance obligation is satisfied over time or at a point in time.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Revenue recognition (continued)

Collaboration revenue (continued)

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

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive loss includes net loss, foreign currency translation adjustments and unrealized holding gains associated with available-for-sale debt securities, and is presented in the consolidated statements of comprehensive loss.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Share-based compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its share-based payments for both employees and non-employees. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. Equity classified share-based awards are recognized in the financial statements based on their grant date fair values. Liability classified awards are measured at the fair value of the award on the grant date and remeasured at each reporting period at fair value until the award is settled. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards for all employee equity awards granted with graded vesting based on service condition. The Company uses the accelerated method for all awards granted with performance and/or market conditions. Compensation expense is recognized for awards containing performance conditions only to the extent that it is probable that those performance conditions will be met. The Company elected to account for forfeitures in the period they occur as a reduction to expense.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company’s cash and cash equivalents and short-term investments are held at financial institutions that management believes to be of high credit quality. As of December 31, 2020, the majority of the cash and cash equivalents were held by financial institutions located in U.S. As of December 31, 2021, the majority of the cash and cash equivalents were held by financial institutions located in U.S. and short-term investments were held by financial institutions located in U.S. and China. The Company has not experienced any losses on cash and cash equivalents and short-term investments to date. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Business, customer, political, social and economic risks

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in clinical research organizations; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth. The Company’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC and in the relations between the PRC and United States.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Concentration of risks (continued)

Currency convertibility risk

The Company incurs portions of expenses in currencies other than the U.S. dollars, in particular, the RMB. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approvals of foreign currency payments by the PBOC or other institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of RMB against the U.S. dollar was approximately 1.3% for the year ended December 31, 2019, the appreciation of RMB against the U.S. dollar was approximately 6.3% for the year ended December 31, 2020, and the appreciation of RMB against the U.S. dollar was approximately 2.3% for the year ended December 31, 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Recent accounting pronouncements

New accounting standards which have been adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. Certain amendments in this update should be applied retrospectively or modified retrospectively, and all other amendments should be applied prospectively. The Company adopted this standard on January 1, 2021. There was no material impact to the Company’s financial position or results of operations upon adoption.

New accounting standards have not yet been adopted

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company does not expect any material impact on Company’s consolidated financial statements as a result of adopting the new standard.

3.	Short-term investments

Short-term investments as of December 31, 2021 consisted of the following:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value (Net carrying amount)
	$	$	$	$
Trading debt securities
Financial products issued by commercial banks	13,025	144	-	13,169
Available-for-sale debt securities
Time deposits	16,000	-	-	16,000
Financial products issued by commercial banks	1,569	5	-	1,574
Total	30,594	149	-	30,743

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

4.	Collaboration revenue

Eli Lilly and Company

On November 12, 2020, the Company’s subsidiary, SEED, entered into a research collaboration and license agreement (the “Lilly Collaboration Agreement”) with Eli Lilly and Company (“Lilly”). Under the Lilly Collaboration Agreement, SEED controls certain rights to an intellectual property and other materials related to a platform technology for ubiquitin ligase agonist screening (the “Ub Platform Technology”), and Lilly and SEED shall use commercially reasonable efforts to conduct a research and development program to generate, identify and/or optimize active compounds (“Lilly Compounds”) that directed against no more than three targets selected by Lilly (“Lilly Targets”), using the Ub Platform Technology in accordance with the applicable research plans for each of the Lilly Targets.

Under the Lilly Collaboration Agreement, Lilly paid SEED an upfront non-refundable fee of $10,000 in November 2020. In addition, SEED will also be eligible to receive up to approximately $780,000 in potential pre-clinical discovery, clinical and regulatory development milestone payments, as well as commercial milestones and royalty payments based on net sales of products that result from the collaboration. The Collaboration Agreement is within the scope of ASC 808, as both parties are active participants and are exposed to the risks and rewards dependent on the commercial success of the activities performed under the agreement. The Company further determined the collaboration is reflective of a vendor-customer relationship and therefore within the scope of ASC 606.

Under ASC 606, the Company determined the license under the Ub Platform Technology is not distinct within the context of the contract because it is used as inputs to produce and deliver the combined outputs, i.e. the identification of Lilly Compounds. The Company determined that it has a single performance obligation which is the stand ready obligation to provide the research and development services to Lilly throughout the shorter of the period up to the completion of research and development activities under the research plans for three Lilly Targets or the contract period of 7 years. Transaction price allocated to the research and development services is recognized as revenue over time on a straight-line basis because the customer simultaneously receives and consumes the benefits as the Company performs throughout a fixed term. The preclinical discovery, clinical and regulatory development milestone payments were fully constrained at contract inception, and are not included in the transaction price.

In connection with the Lilly Collaboration Agreement, the Company and SEED Technology (collectively, the “BYSI Entities”) transferred certain contracts, know-how, materials and equipment, and documents related to a proprietary technology platform to SEED for 9,631,941 Series A-1 convertible preferred shares (the “Series A-1 Preferred Shares”) of SEED. In addition, SEED, BYSI entities, and Lilly entered into share purchase agreements pursuant to which SEED issued an aggregate of 1,194,030 shares of its Series A-1 Preferred Shares to BYSI Entities, and 1,990,000 shares of its Series A-2 convertible redeemable preferred shares (the “Series A-2 Preferred Shares”, collectively with Series A-1 Preferred Shares, the “Preferred Shares”) to Lilly, each at a cash purchase price of $2.5125 per share. Series A-2 Preferred Shares were recorded as contingently redeemable noncontrolling interests in mezzanine equity (Note 15). Pursuant to the share purchase agreement (the “A2 SPA”) entered into between SEED and Lilly, SEED also agree to sell and issue to Lilly an additional 1,990,000 Series A-2 Preferred Shares to Lilly, at a cash purchase price of $2.5125 per share upon the fulfilment, prior to November 12, 2022, of certain conditions under the terms of the A2 SPA (the “Forward”). The fair value of the Series A-2 Preferred Shares and Forward at closing was determined by the Company with the assistance of a third party independent valuation firm. The Company used a discounted cash flow model to determine the total equity value of SEED and further adopted the equity allocation model to determine the fair value of the Series A-2 Preferred Shares as of the date of issuance which is adjusted for a lack of marketability discount because the shares are subject to certain restrictions. The fair value of the Series A-2 Preferred Shares and the Forward on the closing date was determined to be $5,267 and $278, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

4.	Collaboration revenue (continued)

The total cash proceeds of $15,000 received from Lilly under the Lilly Collaboration Agreement and the A2 SPA were allocated to the Series A-2 Preferred Shares and the Forward at their fair value with the residual balance to the collaboration arrangement as follows:

December 31, 2020
$

Collaboration arrangement	9,455
Fair value of Series A-2 Preferred Shares (Note 15)	5,267
Fair value of the Forward (Note 16)	278

Total cash proceeds	15,000

The Company recognized collaboration revenue of $180 and $1,351 related to the Lilly Collaboration Agreement for the years ended December 31, 2020 and 2021, respectively. Revenue recognized in 2021 was from amounts included in contract liabilities at the beginning of the year.

Jiangsu Hengrui Pharmaceuticals Co., Ltd.

On August 25, 2021, the Company’s subsidiary, Wanchunbulin, entered into an exclusive commercialization and co-development agreement (“Hengrui Collaboration Agreement”) with Jiangsu Hengrui Pharmaceuticals Co., Ltd (“Hengrui”), pursuant to which Wanchunbulin granted Hengrui exclusive rights to commercialize Plinabulin in all indications (the “Plinabulin Products”) in mainland China, Hong Kong, Macau and Taiwan (the “Greater China”). Under the terms of Hengrui Collaboration Agreement, Hengrui assumed all commercialization responsibilities for the Plinabulin Products effective September 22, 2021, including sales and marketing, and Wanchunbulin agreed to provide services to Hengrui, including manufacture and supply of the Plinabulin Products. Wanchunbulin and Hengrui may further participate in the research and development of the Plinabulin Products for additional indications other than prevention of chemotherapy-induced neutropenia (“CIN”) and 2nd/3rd line treatment of non-small cell lung cancer (“NSCLC”), and each will share 50% of the research and development costs. The Hengrui Collaboration Agreement will remain effective until the patent protection period of all Plinabulin Products related intellectual properties expires.

Under the Hengrui Collaboration Agreement, Hengrui paid Wanchunbulin an upfront non-refundable fee of $31,039 (RMB200,000) in September 2021. Wanchunbulin will be eligible to receive up to $108,638 (RMB700,000) in potential regulatory development milestone payments, and up to $62,079 (RMB400,000) in commercial milestone payments, respectively. In addition, Wanchunbulin will be eligible to receive royalty payments based on net sales of the Plinabulin Products, which sets forth minimum royalties to be received by Wanchunbulin for a specified period.

The Hengrui Collaboration Agreement is within the scope of ASC 808 as both parties are active participants and are exposed to the risks and rewards dependent on the commercial success of the activities performed under the agreement. The Company identified the following material components under the agreement: (1) license of exclusive commercialization rights of the Plinabulin Products (the “License”), (2) the manufacturing and supply of the Plinabulin Products (the “Manufacturing and Supply Services”); and (3) research and development of the Plinabulin Products for additional indications. The Company further determined the license of exclusive commercialization rights of the Plinabulin Products and the manufacturing and supply of the Plinabulin Products are reflective of a vendor-customer relationship and therefore within the scope of ASC 606, and research and development of the Plinabulin Products for additional indications is not a promise to a customer within the scope of ASC 606.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

4.	Collaboration revenue (continued)

Jiangsu Hengrui Pharmaceuticals Co., Ltd. (continued)

The Company determined that the License and the Manufacturing and Supply Services are not distinct from each other and represent a single performance obligation. The transaction price of the arrangement was the upfront payment of $31,039 (RMB200,000). The development and commercialization milestone payments and the minimum royalty payments are fully constrained at contract inception due to uncertainty of achievement, and are not included in the transaction price. The transaction price allocated to the License and Manufacturing and Supply Services, as a combined performance obligation, will be recognized as revenue over time using unit of delivery measure of progress, as the Company believes that it faithfully depicts the Company’s performance toward complete satisfaction of the performance obligation. The Company did not recognize any revenues from the Hengrui Collaboration Agreement for the year ended December 31, 2021, and recorded the entire upfront non-refundable fee received as deferred revenue.

5.	Property and equipment, net

Property and equipment consisted of the following:

	December 31,
	2020	2021
	$	$

Office equipment	181	350
Laboratory equipment	121	1,009
Motor vehicles	24	108
Leasehold improvements	116	274

	442	1,741
Less: accumulated depreciation	(258)	(319)

Property and equipment, net	184	1,422

Depreciation expenses for the years ended December 31, 2019, 2020 and 2021 were $77, $77 and $61, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

6.	Long-term loans

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears a floating interest rate benchmarking RMB loan interest rate of financial institution in the PRC. The loan’s interest rate is 5.25% as of December 31, 2021. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. As of December 31, 2021, the outstanding balance for the loan was $1,569 (RMB10,000), which was fully repaid in March 2022.

On May 3, 2020, the Company obtained a two-year term loan with a principal amount of $635 from Citibank, North America (“Citibank”) under a Paycheck Protection Program initiated by U.S. Small Business Administration (“SBA”). The loan bears an annual interest rate of 1% and the maturity date is May 3, 2022. In July 2021, the loan under the Paycheck Protection Program was fully forgiven, and the Company recognized $635 of gain in other income.

7.	Related party transactions

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

In July 2019, the Company entered into an agreement with the noncontrolling shareholder of the Company, Dalian Wanchun Biotechnology Co., Ltd. (“Wanchun Biotech”), to borrow a one-year interest-free loan of $1,978 (RMB13,600). The loan was fully repaid in August 2019.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

7.	Related party transactions (continued)

Loans from a related party (continued)

In October 2019, the Company borrowed a three-month interest-free loan of $2,537 from Wanchun Biotech. The loan was fully repaid in December 2019.

In October and December 2019, the Company borrowed 60-day interest-free loans totaling of $29 (RMB200) form Wanchun Biotech, and the maturity of the above loans was extended at their expiration. The loans were fully repaid in September 2020.

In February, April and June 2020, the Company borrowed 60-day interest-free loans in an aggregate amount of $35 (RMB230) from Wanchun Biotech. The loans were fully repaid in September 2020.

8.	Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands, and is not subject to income tax under the current laws of the Cayman Islands.

BVI

BeyondSpring Ltd., BVI Biotech, SEED and SEED Technology are all incorporated in the BVI and are not subject to income tax under the current laws of the BVI.

U.S.

BeyondSpring US and SEED US are incorporated in Delaware, the U.S. They are subject to statutory U.S. Federal corporate income tax at a rate of 21% for all years presented.

Australia

BeyondSpring Australia is incorporated in Australia, and is subject to corporate income tax at a rate of 30%. BeyondSpring Australia had no taxable income for all years presented and therefore, no provision for income taxes is required.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

8.	Income taxes (continued)

PRC

Wanchun Shenzhen, Wanchunbulin and Beijing Wanchun are subject to the statutory tax rate of 25% in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which was effective since January 1, 2008.

The components of loss (income) before income tax are as follows:

	Year Ended December 31,
	2019	2020	2021
	$	$	$

Cayman Islands	3,843	3,805	5,652
U.S.	17,251	33,266	34,318
PRC	5,586	5,912	6,368
BVI	13,568	20,873	18,336
Australia	85	(35)	(36)

Loss before income tax	40,333	63,821	64,638

The provision for current income taxes in 2021 was $3,570 because of the upfront payments received from Lilly and Hengrui. Income tax expenses for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year Ended December 31,
	2019	2020	2021
	$	$	$

Current income tax	-	-	3,570
Deferred income tax	-	-	-

Income tax expenses	-	-	3,570

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

8.	Income taxes (continued)

A reconciliation of the differences between income tax expenses and the amount computed by applying the U.S. Federal corporate income tax rate of 21% for the years of 2019, 2020 and 2021 are as follows:

	Year Ended December 31,
	2019	2020	2021
	$	$	$

Loss before income tax	40,333	63,821	64,638

Expected income tax benefit	8,470	13,403	13,574
Tax rate difference	(3,425)	(4,653)	(3,796)
Non-deductible expenses	(5,228)	(688)	(788)
Research tax credits	2,360	641	1,096
Non-taxable income	-	120	21
Tax preference	-	-	3,755
Others	(99)	68	(262)
Change in valuation allowance	(2,078)	(8,891)	(17,170)

Total income tax expenses	-	-	(3,570)

Net deferred tax assets as of December 31, 2020 and 2021 consisted of the following:

	December 31,
	2020	2021
	$	$
Deferred tax assets:
Net operating loss carryforward	18,034	24,211
Deferral of tax deduction of R&D expenses	5,674	6,757
Share-based compensation	1,768	1,482
Deferred revenue		9,510
Research tax credits	3,002	4,063
Operating lease liabilities	452	422
Accruals and reserves	5	11
Total deferred tax assets	28,935	46,456

Deferred tax liabilities:
Unrealized gain	-	(37)
Depreciation	-	(254)
Operating lease right-of-use assets	(473)	(420)
Total deferred tax liabilities	(473)	(711)

Total gross deferred tax assets	28,462	45,745
Less: valuation allowance	(28,462)	(45,745)

Net deferred tax assets	-	-

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

8.	Income taxes (continued)

The Company operates through several subsidiaries and valuation allowances are considered for each of the subsidiaries on an individual basis. The Company recorded a valuation allowance against deferred tax assets of those subsidiaries that are individually in a three-year cumulative loss, or in a cumulative loss and not forecasting profits in the foreseeable future as of December 31, 2020 and 2021. As of December 31, 2021, the Company continues to assert indefinite reinvestment on the excess of the financial reporting bases over tax bases in the Company’s investments in foreign subsidiaries. A deferred tax liability of $48 has not been established for the approximately $161 of cumulative undistributed foreign earnings that may be subject to withholding taxes.

As of December 31, 2021, the Company had U.S. and PRC tax loss carryforwards of approximately $23,986 and $224, respectively. For losses incurred in the U.S. in years after December 31, 2017, the Tax Cuts and Jobs Act included a limitation on the deduction for net operating losses to 80% of current year taxable income and a provision where such losses can be carried forward indefinitely. Loss carryforwards in 2017 and prior years are not limited in their current usage and can be carried forward for 20 years after the year they were generated. Whereas the PRC unused tax losses can be carried forward for 5 years and $224 will fully expire by 2026 if not utilized.

As of December 31, 2020 and 2021, the Company had unrecognized tax benefits of $730 and $1,065, respectively, of which $244 and $427, respectively, were offset against the deferred tax assets on tax losses carried forward, and the remaining amount of $486 and $638, respectively, which if ultimately recognized, would impact the effective tax rate. The gross unrecognized tax benefits for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Year Ended December 31,
	2019	2020	2021
	$	$	$

Beginning balance, as of January 1	624	956	730
Additions based on tax positions related to prior tax years	332	-	283
Reductions based on tax positions related to prior tax years	-	(226)	-
Additions based on tax positions related to current tax year	-	-	52
Ending balance, as of December 31
	956	730	1,065

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2019, 2020 and 2021, the Company did not recognize interest and penalties accrued related to unrecognized tax benefits in income tax expenses. The Company had approximately $203 and $203 in accumulated accrued interest and penalties recorded in other current liabilities as of December 31, 2020 and 2021, respectively.

The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months. The Company’s subsidiaries in the U.S., Australia and PRC filed income tax returns in the U.S., Australia and PRC, respectively. For the entities in the U.S., the tax returns are subject to U.S. federal and state income tax examination by tax authorities for tax years beginning in 2018. For the entity in Australia, the tax returns are open to examination by Australian Taxation Office for tax years beginning in 2018. For entities in the PRC, the tax returns for tax years after 2016 are open to examination by the PRC tax authorities.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

9.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Year Ended December 31,
	2019	2020	2021
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(38,085)	$(60,973)	$(64,179)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	24,645,714	29,984,284	39,023,643

Net loss per share —basic and diluted	$(1.55)	$(2.03)	$(1.64)

The effects of all share options and unvested restricted shares were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive during the years ended December 31, 2019, 2020 and 2021.

10.	Share-based compensation

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

10.	Share-based compensation (continued)

Restricted shares

The following table summarizes the Company’s employee restricted share activities under the 2017 Plan:

	Number of shares	Weighted average grant date fair value
		$

Outstanding at December 31, 2018	155,250	19.94
Granted	112,427	14.11
Vested	(113,102)	17.90
Forfeited	-	-
Outstanding at December 31, 2019	154,575	17.19
Granted	14,394	12.82
Vested	(38,023)	15.19
Forfeited	-	-
Outstanding at December 31, 2020	130,946	17.30
Granted	15,164	14.64
Vested	(22,683)	14.78
Forfeited	(40,679)	14.00
Outstanding at December 31, 2021	82,748	19.12
Expected to vest at December 31, 2021	7,748	12.52

As of December 31, 2021, there was $36 of total unrecognized share-based compensation cost, related to unvested and expected to vest restricted shares. This unrecognized share-based compensation cost is expected to be recognized over an estimated weighted-average period of 1.05 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

The total fair value of restricted shares vested during the years ended December 31, 2019, 2020 and 2021 was $1,066, $396, and $273, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

10.	Share-based compensation (continued)

Share options

The following table summarizes the Company’s share option activities under the 2017 Plan:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		$	$	Years	$

Outstanding at December 31, 2018	465,900	27.91		9.12
Granted	19,700	13.96	8.63
Canceled	(335,900)	29.00	19.91
Outstanding at December 31, 2019	149,700	23.61		8.69
Granted	1,791,943	13.32	8.21
Forfeited	(2,594)	13.83	8.64
Outstanding at December 31, 2020	1,939,049	14.12		9.38
Granted	1,134,672	11.24	8.19
Exercised	(98,500)	16.13	9.66		473
Forfeited	(307,883)	14.52	9.06
Outstanding at December 31, 2021	2,667,338	12.77		8.82	-
Exercisable as of December 31,2021	871,881	14.58		8.41	-
Vested and expected to vest at December 31, 2021	1,777,271	13.51		8.73	-

As of December 31, 2021, there was $4,650 of total unrecognized share-based compensation cost, related to unvested and expected to vest share options. This unrecognized share-based compensation cost is expected to be recognized over an estimated weighted-average period of 1.71 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. The intrinsic value of a share option is the difference between the market price of the ordinary share at the measurement date and the exercise price of the option. There is no intrinsic value for options outstanding and exercisable as of December 31, 2021 as the closing share price at the end of 2021 creates a negative intrinsic value.

The total fair value of share options vested during the years ended December 31, 2019, 2020 and 2021 was $331, $5,422, and $2,158, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

10.	Share-based compensation (continued)

Fair value of options

The Black-Scholes-Merton formula was applied in determining the estimated fair value of the share options granted without market conditions. The model requires the input of highly subjective assumptions including the estimated expected share price volatility and the expected terms of awards. These estimates involve inherent risk and uncertainties and the application of management’s judgment. The Company historically has limited available historical data to demonstrate consistent early exercise behavior. To determine the expected term of the awards, the Company applied a simplified method considering factors including the timing of achieving various performance conditions and their respective probabilities as well as the contractual life of the options. The risk-free interest rates for the periods within the expected term of the option are based on the U.S. Treasury rate. The volatility assumption was estimated based on historical volatility of the Company’s share price. The Company’s management was ultimately responsible for the determination of the estimated fair value of its share options.

The following table presents the assumptions used in Black-Scholes-Merton formula to estimate the fair values of the share options granted in the years presented:

	December 31,
	2019			2020			2021

Fair value of ordinary share			13.96	10.37	~	17.94	9.48	~	31.31
Risk-free interest rate	1.62%	~	1.68%	0.11%	~	1.64%	0.37%	~	1.47%
Expected term (years)	5.0	~	7.1	5.0	~	10.0	5.0	~	7.49
Expected volatility			70%	70%	~	75%	75%	~	90%
Expected dividend yield			0%			0%			0%
Contractual life (years)			10			10			10

Monte Carlo Simulation model was applied in determining the estimated fair value of share options that are subject to market conditions. This model incorporates six minimum considerations: 1) the exercise price of the option, 2) the contractual term of the option, 3) the current fair value of the underlying equity, 4) the expected volatility of the value of the underlying share for the contractual term of the option which is estimated based on historical volatility of the Company’s share price, 5) the expected dividends on the underlying share for the expected term of the option and 6) the risk-free interest rates for the contractual term of the option, which are based on the U.S. Treasury rate.

A total of 370,000 share options granted in May 2021 are subject to market conditions. The following table presents the assumptions used in Monte Carlo Simulation model to estimate the fair values of the share options granted:

December 31, 2021

Exercise price	10.18
Fair value of ordinary share	10.71
Risk-free interest rate	1.63%
Contractual term (years)	10
Expected volatility	75%
Expected dividend yield	0%

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

10.	Share-based compensation (continued)

Long-term incentives

During 2021, the Company issued long-term incentive awards (with an aggregate value of $79,225 to certain of its senior management. The long-term incentive awards are subject to certain performance-based vesting conditions and certain awards also are subject to market conditions. 25% of the long-term incentive awards will be settled in the Company’s ordinary shares, and the remaining 75% of the awards will be settled in cash or the Company’s ordinary shares, all or in part, at the grantee’s election.

The long-term incentive awards are classified as liability awards. For the year ended December 31, 2021, the Company recognized $204 of compensation expense, and issued a total of 3,486 ordinary shares with a total fair value of $37. As of December 31, 2021, there was $96 of total unrecognized share-based compensation cost, related to unvested and expected to vest long-term incentive awards. This unrecognized share-based compensation cost is expected to be recognized over an estimated weighted-average period of 1.09 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

The following table summarizes total share-based compensation expense recognized for the years ended December 31, 2019, 2020 and 2021:

	Year Ended December 31,
	2019	2020	2021
	$	$	$

Research and development	630	4,124	901
General and administrative	1,471	4,070	2,251

Total	2,101	8,194	3,152

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

11.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing funds and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $82, $130 and $303 for the years ended December 31, 2019, 2020 and 2021, respectively.

12.	Restricted net assets

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to other funds are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Wanchun Shenzhen was established as a foreign invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.

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

Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2020 and 2021, restricted net assets of the Company’s PRC subsidiaries were nil and nil, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

13.	Lease

The Company has operating leases for offices in the U.S. and China with remaining lease terms of approximately 4.02 years and 0.30 years, respectively. Total expenses incurred under the operating leases for the years ended December 31, 2019, 2020 and 2021 were $816, $878, and $725, respectively. Total expenses incurred under short-term leases for the years ended December 31, 2019, 2020 and 2021 were nil, nil, and $20, respectively. The short-term lease commitment is $29 at December 31, 2021, which is expected to be paid within one year.

Maturities of operating lease liabilities as of December 31, 2021 are as follows:

$

Year ending December 31, 2022	666
Year ending December 31, 2023	702
Year ending December 31, 2024	308
Year ending December 31, 2025	314
Year ending December 31, 2026	318
Total lease payments	2,308
Less: imputed interest	(302)

Present value of lease liabilities	2,006

Other supplemental information related to leases is summarized below:

	Year ended December 31,
	2020	2021
	$	$

Operating cash flows used in operating lease	840	675

	As of December 31,
	2020	2021

Weighted average remaining lease term (years)	2.87	3.98
Weighted average discount rate	8.9%	5.5%

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

14.	Supplemental balance sheet information

Other noncurrent assets consist of the following:

	December 31,
	2020	2021
	$	$

Prepayment of property and equipment	-	1,544
Deductible input value-added tax	1,256	1,304
Others	24	271

Total	1,280	3,119

Other current liabilities consist of the following:

	December 31,
	2020	2021
	$	$

Compensation related	2,222	1,803
Professional services	373	6
Income tax payable	-	3,570
Other taxes payable	857	426
Forward liability	278	-
Others	76	360

Total	3,806	6,165

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Each Preferred Shares shall automatically be converted into ordinary shares based on a one-for-one basis upon either (a) in the event of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, in the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved by SEED’s Board of Directors , at a price per share of at least $7.5375 resulting in at least $50,000 of gross proceeds to SEED (the “Qualified IPO”) or (b) the date and time, or the occurrence of an event, specified by vote or written consent of both (x) at least a majority of the outstanding Preferred Shares voting together as a single class on an as-converted basis, and (y) the holders of at least a majority of the outstanding shares of Series A-2 Preferred Shares, voting or consenting as a separate class.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Accounting for the Series A-2 Preferred Shares

The Company determined that Series A-2 Preferred Shares issued by SEED are contingently redeemable noncontrolling interest classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the SEED. The Company concluded that the Series A-2 Preferred Shares of SEED are not redeemable currently, but it is probable that they will become redeemable. The Company chose to recognize changes in the redemption value as they occur and adjust the carrying amount of the redeemable noncontrolling interests to equal the redemption value at the end of each reporting period.

The holder of the Series A-2 Preferred Shares of SEED has the ability to convert the instrument into the SEED’s ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Series A-2 Preferred Shares of SEED to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the underlying ordinary shares of SEED are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

No BCF was recognized for the Series A-2 Preferred Shares of SEED because the fair values per ordinary share of SEED of $0.50 at the commitment dates were less than the most favorable conversion price of $2.5125. The Company determined the fair value of SEED’s ordinary shares with the assistance of an independent third party valuation firm.

Since the fair value of the Series A-2 Preferred Shares was higher than the redemption amount as of December 31, 2020, no accretion was recognized for the year ended December 31, 2020.

The contingently redeemable noncontrolling interests for the years ended December 31, 2020 and 2021 is summarized below:

Contingently redeemable noncontrolling interests
$
Balance as of December 31, 2019	-
Issuance	5,196

Balance as of December 31, 2020	5,196
Accretion to redemption value	258

Balance as of December 31, 2021	5,454

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

16.	Forward contract

In connection with the issuance of Series A-2 Preferred Shares on November 12, 2020, SEED agrees to sell and issue to Lilly an additional 1,990,000 Series A-2 Preferred Shares, at a cash purchase price of $2.5125 per share upon the fulfilment, prior to November 12, 2022, of certain conditions under the term of A2 SPA.

The Forward is a freestanding instrument that represents a contingent obligation of SEED to sell Series A-2 Preferred Shares to Lilly. The Forward is classified as a liability or asset in accordance with ASC 480, Distinguishing Liabilities from Equity, because the redemption feature of the underlying Series A-2 Preferred Shares potentially requires SEED to repurchase its shares by transferring assets. The Company also evaluated the conversion feature and determined that there was no beneficial conversion feature. There are no other embedded derivatives that are required to be bifurcated. The Forward was initially recognized as a liability at a fair value of $278 on November 12, 2020, and is subsequently remeasured to fair value through earnings at each reporting date until the Forward is exercised or expires. For the year ended December 31, 2020, the fair value change of the Forward was not material. As of December 31, 2021, the Forward was remeasured and recognized as an asset with a fair value of $166 in other current assets, resulting in an unrealized gain of $444, which was recorded in other income, net. The Company determined the fair value of the Forward with the assistance of an independent third-party valuation firm.

17.	Accumulated other comprehensive income (loss)

The movement of accumulated other comprehensive income (loss) was as follows:

	Foreign currency translation adjustments	Unrealized gain on available-for-sale securities	Total
	$	$	$

December 31, 2019	140	-	140
Current period other comprehensive loss	(437)	-	(437)
December 31, 2020	(297)	-	(297)
Current period other comprehensive (loss) income	(231)	5	(226)
December 31, 2021	(528)	5	(523)

18.	Commitments and contingencies

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

18.	Commitments and contingencies (continued)

Other lease commitments

In September 2021, the Company entered into a lease agreement for office and laboratory, and the lease is expected to commence in 2022. In addition, the Company is committed to pay $762 for improvements to the leased property on behalf of the lessor.

The following table summarizes the future minimum payments under the operating leases as of December 31, 2021:

$

Year ending December 31, 2022	76
Year ending December 31, 2023	463
Year ending December 31, 2024	477
Year ending December 31, 2025	491
Year ending December 31, 2026	506
Year ending December 31, 2027 and thereafter	2,085

Total payments	4,098

19.	Subsequent event

On January 11, 2022, the Company announced an organizational streamlining initiative focusing on prioritizing the Company’s highest value business activities, and reduced its U.S. workforce by 35%, including reassignment of certain personnel to other subsidiaries.