Form 20-F
period 2022-12-31
BeyondSpring Inc.
filed 2023-04-18
CIK 1677940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 38,999,597 Ordinary Shares as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

●	our ability to re-file the NDA submission for the CIN indication with the National Medical Products Administration, or NMPA, in China;

●	the commercialization of our product candidates, if approved;

●	our ability to develop sales and marketing capabilities;

●	the pricing and reimbursement of our product candidates, if approved;

●	the implementation of our business model, strategic plans for our business and technology;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

●	costs associated with defending intellectual property infringement, product liability and other claims;

●	regulatory development in the United States, China and other jurisdictions;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

●	our ability to maintain and establish collaborations or obtain additional grant funding;

●	the rate and degree of market acceptance of our product candidates;

●	developments relating to our competitors and our industry, including competing therapies;

●	our ability to effectively manage our anticipated growth;

●	our ability to attract and retain qualified employees and key personnel;

●	our future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

●	the future trading price of our ordinary shares and impact of securities analysts’ reports on these prices;

●	our ability to meet Nasdaq’s continued listing requirements;

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

●	our ability to continue as a going concern; and

●	other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Summary

Risks Related to Our Financial Position and Need for Additional Capital

●	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

●	We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses for the foreseeable future.

●	We will depend on the successful implementation of our cost reduction plan and timely regulatory approvals to continue as a going concern.

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

Risks Related to Obtaining Regulatory Approval for Our Product Candidates

●

The regulatory approval processes of the FDA, the NMPA, which is the successor to the China Food and Drug Administration, or CFDA, the European Medicines Agency, or EMA, and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our current product candidates or any future product candidates we may develop, our business will be substantially harmed.

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

●

We have limited intellectual property rights to Plinabulin inside China. We have also granted Hengrui exclusive rights to commercialize and co-develop Plinabulin in the Greater China markets, including mainland China, Hong Kong, Macau and Taiwan.

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

Wanchun Biotech, the former holding company of our U.S. subsidiary, was formed in 2010. Our operations to date have focused on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio, including protecting the rights to Plinabulin, and conducting studies in animals and clinical trials of Plinabulin. Our current pipeline consists of Plinabulin for multiple indications, including the prevention of CIN, as a direct anticancer agent in NSCLC when combined with docetaxel, and a pipeline of clinical and preclinical immuno-oncology product candidates. We have not yet demonstrated the ability to successfully complete large-scale, pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale drug, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. We have not yet obtained regulatory approval for, or demonstrated an ability to commercialize, any of our product candidates. We have no products approved for commercial sale and have not generated any revenue from product sales. Consequently, it is difficult to evaluate our business and prospects for future performance.

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

Pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or achieve commercial viability and acceptance by patients, doctors and payors. We have devoted most of our financial resources to research and development, including our studies in animals and clinical trials. We have not generated any revenue from product sales to date, and we continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2010. For the years ended December 31, 2020, 2021 and 2022, we reported a net loss of $63.8 million, $68.2 million and $36.3 million, respectively, and had an accumulated deficit of $342.0 million and $375.3 million as of December 31, 2021 and 2022, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future as we continue our development of, and seek regulatory approvals for, our product candidates, and begin to commercialize approved drugs, if any. Typically, it takes many years to develop one new drug from the time it is discovered to when it is available for treating patients. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase our expenses and adversely affect our ability to generate revenue. The size of our future net losses will depend, in part, on our ability to manage these aspects of our business. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, we may never become profitable. For example, in November 2021, we received a Complete Response Letter from the FDA for the NDA seeking approval of Plinabulin in combination with G-CSF for the prevention of CIN. Although we expect to work closely with the FDA to consider the possible future clinical and regulatory pathway for the CIN prevention indication, we may not be successful in obtaining approval from the FDA and as a result may incur substantial losses. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

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

We will depend on the successful implementation of our cost reduction plan and timely regulatory approvals to continue as a going concern.

We are a clinical stage global biopharmaceutical company focused on using its novel technology platform for drug discovery and development of innovative therapies to improve clinical outcomes for patients with high unmet medical needs. We have incurred operating losses and negative cash flows from operations since our inception. We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through equity financings. We have not generated, and do not expect to generate, any significant revenue for the foreseeable future. We expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, clinical trials, preclinical studies and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. The opinion of our independent registered accountants on our audited financial statements included in this annual report on Form 20-F contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our ability to continue operations as a going concern will depend on, among other things, the successful implementation of our cost reduction plan and timely regulatory approvals. Our cost reduction plan includes the deferral of certain research, development and clinical projects and reduction of operating expenses until we obtain regulatory approvals for our product candidates. While we believe our cost reduction plan will preserve the funds needed for us to continue as a going concern, if this plan is unsuccessful, then we may need to realize assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in our financial statements. Our financial statements do not contain any adjustments to the amounts or classification of recorded assets or liabilities that might be necessary if we do not continue as a going concern. The financial statements take no account of the consequences, if any, of unsuccessful implementation of the cost reduction plan, nor of unsuccessful product development or commercialization.

We will need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our current or future product candidates.

We have financed our operations with a combination of equity offerings, shareholder and third-party loans, including bank loans, and collaboration arrangements. We have financed the operations of our subsidiary, SEED Therapeutics Inc., or SEED, through the issuance of ordinary and preferred shares and through collaboration payments from Eli Lilly and Company, or Eli Lilly. Through December 31, 2022, we have raised approximately $296.0 million in equity financing, $10.2 million of issuance of noncontrolling interests, $10.0 million of issuance of preferred shares of SEED, $2.1 million from bank loans, of which $0.6 million has been forgiven in July 2021 and $1.5 million has been repaid in March 2022, $2.5 million in third party loans, of which $1.0 million has since been converted into an equity investment and $1.5 million has been repaid, and $14.4 million in shareholder loans, of which $6.0 million has been repaid and $8.4 million was assumed by Wanchun Biotech, the former holding company of our U.S. subsidiary, on July 20, 2015 pursuant to our internal restructuring, $10.0 million upfront payment to SEED from Eli Lilly, and approximately $31.0 million upfront payment to our partially owned subsidiary, Dalian Wanchunbulin Pharmaceuticals Ltd., or Wanchunbulin, from Jiangsu Hengrui Pharmaceuticals Co., Ltd., or Hengrui. Our product candidates will require the completion of regulatory review, significant marketing efforts and substantial investment before they can provide us with any product sales revenue.

Our operations have consumed substantial amounts of cash since inception. The net cash used for our operating activities was $43.7 million, $47.2 million and $27.5 million for the years ended December 31, 2020, 2021 and 2022, respectively. We expect to continue to spend substantial amounts on discovering new product candidates and advancing the clinical development of our product candidates. We have partnered with Hengrui for the commercialization of Plinabulin in Greater China. In the U.S. and rest of the world, we currently plan to seek a commercialization partner to maximize Plinabulin’s potential in multiple cancer indications.

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

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the trial criteria and remain in the trial until its conclusion. We may experience difficulties enrolling and retaining appropriate patients in our clinical trials for a variety of reasons, including:

●

emergence of a pandemic or other widespread health emergencies or concerns over the possibility of such an emergency, including the COVID-19 pandemic, which, in particular, affected our enrollment of patients in Ukraine and China, and enrollment was shifted to other clinical sites. We experienced minor delays in enrollment of patients in our clinical trials in general, as well as minor delays in processing the clinical trial data. The COVID-19 pandemic also affected required regulatory clinical site inspections and regulatory review process, which have delayed and could further delay or otherwise impede regulatory review and approvals;

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

The ongoing hostilities between Russia and Ukraine and ancillary developments may have an adverse effect on our business.

A portion of our CIN clinical trials (PROTECTIVE-1 and PROTECTIVE-2) were conducted in Russia and Ukraine. Although we currently are not conducting and do not currently plan to conduct in the future any clinical trials in Russia or Ukraine, the ongoing hostilities between these two countries may require us to avoid conducting any future clinical trials in such jurisdictions due to difficulties in enrolling patients and supply chain disruptions.

Clinical drug development involves a lengthy and expensive process and can fail at any stage of the process. We have limited experience in conducting clinical trials and results of earlier studies and trials may not be reproduced in future clinical trials.

Clinical testing is expensive and can take many years to complete, and failure can occur at any time during the clinical trial process. The results of studies in animals and early clinical trials of our product candidates may not predict the results of later-stage clinical trials. We have conducted Phase 2/3 clinical trials in CIN prevention (PROTECTIVE-1 and PROTECTIVE-2) and a Phase 3 trial in advanced NSCLC (DUBLIN-3), investigator-initiated Phase 1 and Phase 2 clinical trials with a triple combination therapy for the treatment of extensive-stage small cell lung cancer, or ES-SCLC, and a basket Phase 1 study in a number of cancer indications; however, we did not conduct the Phase 1/2 clinical trial pertaining to the combination of Plinabulin and docetaxel, or Study 101. Study 101 was conducted by Nereus and we acquired Plinabulin from Nereus after such Phase 1/2 clinical trial had been substantially completed. Product candidates, including Plinabulin, evaluated in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through studies in animals and initial clinical trials. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations (including genetic differences), patient adherence to the dosing regimen and the patient dropout rate. Results in later trials may also differ from earlier trials due to a larger number of clinical trial sites and additional countries and languages involved in such trials. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced and significant expense has been incurred.

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

Before applying for and obtaining regulatory approval for the sale of any of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and may fail. A failure of one or more of our clinical trials can occur at any stage of testing and successful interim results of a clinical trial do not necessarily predict successful final results. In the past, patients developed certain undesirable adverse events caused by Plinabulin, including nausea, vomiting, fatigue, fever, tumor pain and transient blood pressure elevation, and in the future patients may develop similar or different undesirable adverse events, that could delay or prevent regulatory approval. We and our Contract Research Organizations, or CROs, are required to comply with Good Clinical Practice requirements, or GCPs, which are regulations and guidelines enforced by the FDA, NMPA, EMA and other comparable regulatory authorities for all drugs in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites, among other measures. Compliance with GCPs can be costly and if we or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, NMPA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications.

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

The time required to obtain approval by the FDA, NMPA, EMA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of studies in animals and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval can differ among regulatory authorities and may change during the course of a product candidate’s clinical development. We have not obtained regulatory approval for any product candidate. In November 2021, we received a Complete Response Letter from the FDA for the NDA seeking approval of Plinabulin in combination with G-CSF for the prevention of CIN. In March 2023, we withdrew the NDA submission for the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer from the NMPA and we plan to re-file the NDA for the CIN indication with the NMPA by mid-2023. It is possible that neither our existing product candidates nor any product candidates we may discover or acquire for development in the future will ever obtain regulatory approval. Even if we obtain regulatory approval in one jurisdiction, we may not obtain it in other jurisdictions or we may not obtain it for the same indications or under the same conditions.

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

In addition, our late stage clinical trials for the prevention of CIN and treatment of NSCLC for Plinabulin include a majority of patients in China, which may create regulatory risks for our NDA filings in the U.S. Our NSCLC clinical trial (DUBLIN-3) was conducted in 559 patients with approximately 87% of the patients in China and 13% of the patients in the U.S. and Australia. Our CIN clinical trials (PROTECTIVE-1 and PROTECTIVE-2) were conducted in approximately 500 patients with approximately 50% of the patients in China and 50% of the patients in the U.S., Russia and the Ukraine. If no benefit is shown in the U.S. population, if the results of our studies do not support the assessment that the Phase 3 study data may be pooled, or if the patient population enrolled does not reflect the U.S. standard of care, among other potential objections, the findings of the trials might not be considered to be applicable to U.S. patients and the FDA might not approve our NDA.

The FDA has expressed disapproval about the use of single country foreign data to support a U.S. marketing application. The FDA has declined to approve a marketing application for an immunotherapy product that had been studied through a clinical trial conducted exclusively in China. A briefing document for the FDA advisory committee meeting convened to assess the product’s marketing application noted that the current trend of marketing applications submitted to the FDA based on foreign data from single country trials was a departure from the preferred method of multiregional clinical trials, and it stated that the data from the single country clinical trial in question was not applicable to the U.S. population and U.S. medical practice. If the FDA determines that our clinical trials are affected by similar concerns, it could require additional clinical trials, which would be costly and lead to delays in receiving FDA marketing approval for Plinabulin, or it could decline to approve our NDA for Plinabulin, which would have a material adverse effect on our business, financial condition and results of operations.

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

In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted. For example, in December 2022 with the passage of the Food and Drug Omnibus Reform Act, or FDORA, Congress required sponsors to develop and submit a diversity action plan for each Phase 3 clinical trial or any other “pivotal study” of a new drug or biological product. These plans are meant to encourage the enrollment of more diverse patient populations in late-stage clinical trials of FDA-regulated products. Specifically, actions plans must include the sponsor’s goals for enrollment, the underlying rationale for those goals, and an explanation of how the sponsor intends to meet them. In addition to these requirements, the legislation directs the FDA to issue new guidance on diversity action plans. If the FDA determines that the patient populations of any of our clinical trials are not sufficiently diverse, such as our advanced NSCLC study (DUBLIN-3), it could require additional clinical trials which would be costly and could lead to delays in receiving FDA marketing approval, or it could decline to provide marketing approval, for affected product candidates or indications, which would have a material adverse effect on our business, financial condition and results of operations.

If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request. For example, because the FDA views squamous and non-squamous NSCLC as distinct diseases, we may only be able to obtain approval in one of those diseases. Regulatory authorities also may grant approval contingent on the performance of costly post-marketing clinical trials or other post-marketing requirements, or may approve a product candidate with a label that presents obstacles to the successful commercialization of that product candidate. In addition, if our product candidate produces undesirable side effects or involves safety issues, the FDA may require the establishment of a Risk Evaluation Mitigation Strategy, or REMS, or the NMPA, EMA or a comparable regulatory authority may require the establishment of a similar strategy. Such a strategy may, for instance, restrict distribution of our product candidate, require patient or physician education or impose other burdensome implementation requirements on us.

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

●

regulatory requests for additional analyses, reports, data, or studies in animals or clinical trials, or regulatory questions regarding the interpretation of data, or regulatory requests for re-filing of NDAs;

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

In November 2021, we received a Complete Response Letter from the FDA for Plinabulin in combination with G-CSF for the prevention of CIN. In the Complete Response Letter, the FDA indicated the results of the single registrational trial (PROTECTIVE-2 Phase 3) were not sufficiently robust to demonstrate benefit and that a second well-controlled trial would be required to satisfy the substantial evidence requirement to support the CIN indication. In March 2023, we withdrew the NDA submission for the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer from the NMPA. We will continue to communicate with the NMPA regarding the re-filing of NDA for the CIN indication and plan to re-file the NDA by mid-2023. It is possible that the NMPA, EMA or other regulatory authorities may not consider the results of our two Phase 2/3 trials in CIN to be sufficient for approval of such indication, similar to the FDA. It is also possible that the FDA, NMPA, EMA or other regulatory authorities may not consider the results of our one Phase 3 trial for NSCLC to be sufficient for approval of such indication. In particular, the FDA generally requires two pivotal clinical trials to approve a drug. In the area of oncology, however, the FDA has in some instances only required one Phase 3 clinical trial for approval of a drug in cases of severe unmet medical need. The FDA typically does not consider a single clinical trial to be adequate to serve as a pivotal trial unless, among other things, it is well-controlled and demonstrates a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and a confirmatory study would be practically or ethically impossible. While we have been informed by the FDA that one Phase 2/3 trial with (i) results that are highly statistically significant, (ii) a clinically meaningful effect on survival that is consistent among relevant subgroups and (iii) an acceptable benefit-risk profile may be sufficient for approval of Plinabulin as an anticancer agent in advanced metastatic NSCLC, because the FDA generally requires two pivotal clinical trials, it may require that we conduct larger or additional clinical trials for NSCLC prior to the NDA submission or as a requirement for approval for such indication. It is also possible that, even if we achieve favorable results in the Phase 3 NSCLC trial, the FDA may require us to enroll additional subjects or conduct additional clinical trials, possibly involving a larger sample size or a different clinical study design, particularly if the FDA does not find the results from the Phase 3 NSCLC trial to be sufficiently persuasive to support the NDA submission.

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

In October 2017, the General Office of the Central Committee of the Communist Party of China and the Chinese State Council, or the State Council, issued the Opinions on Deepening the Reform of the Review and Approval System and Inspiring Innovation of Drugs and Medical Devices. This opinion provides, among other things, that the review and approval process should be accelerated for drugs or medical devices that are urgently in need for clinical practice. For drugs or medical devices that are (i) for treatment of severe and life-threatening diseases that cannot be cured in an effective manner, or (ii) urgently in need for public health, if early and mid-term indicators in clinical trials for these drugs or medical devices show efficacy and potential clinical value, the marketing of these drugs and medical devices may be approved conditionally, and companies who desire to market such drugs or medical devices shall develop risk control plans and conduct research according to applicable requirements. On November 19, 2020, the Announcement on the Technical Guidance Principles for Conditional Approval of Drugs (Trial) was issued by the Center for Drug Evaluation, or CDE, and came into effect on the same day. This Announcement stipulates the definition of severe and life-threatening diseases and drugs in need in public health and requires applicants to discuss and reach consensus with the CDE on the research and other contents promised to be completed after the marketing, including without limitation, submitting post-marketing clinical research plans, the anticipated completion date thereof, the submission date of the clinical research report and the post-marketing risk control plans, etc. Furthermore, on December 1, 2019, the newly revised Drug Administration Law of the People’s Republic of China, or the PRC Drug Administration Law, came into effect. The PRC Drug Administration Law reiterates that drugs (i) for treatment of severe and life-threatening diseases that cannot be cured in an effective manner or (ii) urgently in need for public health, may be approved conditionally, provided that indicators in clinical trials for these drugs show efficacy and potential clinical value. With regard to a drug that has been approved conditionally, the market authorization holder of the drug shall take corresponding risk management measures and complete the relevant research as required within the prescribed time limit. If the research fails to be completed as required within the prescribed time limit or fails to prove that the benefits outweigh the risks, then, at the worst, the drug marketing license may be revoked. The aforementioned conditional approval mechanism was further adopted by the newly revised Provisions for Drug Registration, which were issued by the State Administration for Market Regulation on January 22, 2020 and came into effect on July 1, 2020. The newly revised Provisions for Drug Registration reiterate the duties owed by the market authorization holder as stipulated in the PRC Drug Administration Law and further provide that the drug approved conditionally shall be declared in the form of a supplementary application after the relevant post-marketing clinical research is accomplished. Based on positive results in our two clinical trials, PROTECTIVE-1 and PROTECTIVE-2, we submitted an NDA for approval in China for the use of Plinabulin in combination with G-CSF for the prevention of CIN in March 2021. In March 2023, we withdrew this NDA submission from the NMPA. We will continue to communicate with the NMPA regarding the re-filing of NDA for the CIN indication and plan to re-file the NDA by mid-2023.

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

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market in the U.S. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA, NMPA, EMA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

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

We currently do not have any product candidates that have gained regulatory approval for sale in China, the U.S., the European Union or any other country, and we may never have marketable drugs. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize product candidates in a timely manner. We cannot commercialize product candidates without first obtaining regulatory approval to market each drug from the FDA, NMPA, EMA and comparable regulatory authorities. Plinabulin is currently being studied in two clinical developmental programs. One is as an anti-cancer therapy, with top-line final data reported in August 2021 and presented at the European Society for Medical Oncology, or ESMO, in September 2021 from a Phase 3 trial in NSCLC (DUBLIN-3), for which we expect to submit an NDA filing by mid-2023 in China, and have begun discussions with the FDA regarding the future clinical and regulatory pathway. The other is for the prevention of CIN, for which we submitted an NDA filing in the U.S. and China in March 2021. We received a Complete Response Letter for the prevention of CIN from the FDA in November 2021, and withdrew the NDA submission of the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer from the NMPA in March 2023. We plan to re-file the NDA for the CIN indication with the NMPA by mid-2023. In addition, Plinabulin has been studied in preclinical models and in a number of investigator-initiated studies (Phase 1/2 trials) to investigate its therapeutic potential in combination with immuno-oncology agents in various cancer indications. These trials and future trials may not be successful, and regulators may not agree with our conclusions regarding the studies in animals and clinical trials we have conducted to date.

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

In March 2016, the CFDA released the Reform Plan, as mentioned above, outlining the re-classifications of chemical medicine applications. Under the new categorization, innovative drugs that have not been approved either in or outside China and are to be manufactured in China remain Category 1, while drugs approved outside China seeking marketing approval in China are now Category 5. NMPA issued the Circular on Chemical Drug Registration Classification and Requirements on Application Materials in June 2020 (effective in July 2020), which reaffirmed the principles of the classification of chemical drugs set forth by the Reform Plan, and made minor adjustments to the subclassifications of Category 5. According to such rule, Category 5.1 are innovative chemical drugs and improved new chemical drugs while Category 5.2 are generic chemical drugs, all of which shall have been already marketed abroad but not yet approved in China.

In May 2016, the General Office of the State Council issued Circular on the Pilot Program for the Drug Marketing Authorization Holder System, or Circular 41, which signals that the drug marketing authorization holder system is finally put into implementation. Circular 41 allows institutions of drugs research and development and research specialist staff in Beijing, Tianjin, Hebei, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong and Sichuan, to act as the applicant of drugs registration and to submit applications for drug clinical trials and drug marketing. For those drugs newly registered after the effective date of Circular 41, applicants are allowed to submit applications for becoming a drug marketing authorization holder at the same time as they submit applications for drug clinical trials or drug marketing. In July 2016, the CFDA issued Circular on Conducting Works Regarding the Pilot Program for the Drug Marketing Authorization Holder System, which provides further details on the application procedures stipulated in Circular 41. In August 2017, the CFDA issued the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug Marketing Authorization Holder System. This notice is issued, among other things, to advance implementation of a system pilot program for holders of drug marketing authorization, to delineate the rights and obligations of such holders, to enhance the quality control system for the drug manufacturing process and to improve the responsibility system over drug manufacturing and marketing supply chains. In October 2018, the Standing Committee of the National People’s Congress issued the Decisions on Extending the Term of the Pilot Program for the Drug Marketing Authorization Holder System in Several Regions, which extended the expiration date of the pilot program from November 4, 2018 to November 4, 2019.

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

In the U.S. and for the rest of the world, we currently plan to seek a commercialization partner to maximize Plinabulin’s potential in multiple cancer indications.

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

If we are not able to establish or maintain relationships with a third-party pharmaceutical company to successfully commercialize any product, or to develop in-house sales and commercial distribution capabilities, our ability to maximize product adoption and to meet forecasted revenue would be seriously impacted.

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

Recently enacted and future legislation and regulatory measures may increase the difficulty and cost for us to obtain regulatory approval of and commercialize our product candidates and affect the prices we may obtain.

In China, the U.S., the European Union and some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes, as well as judicial challenges, regarding the healthcare system that could prevent or delay regulatory approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize or profitably sell any product candidates for which we obtain regulatory approval. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by initiatives regarding pricing, transparency and other topics of reform.

Legislative and regulatory measures have been enacted or proposed to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, whether President Biden will propose other initiatives, or whether FDA regulations, guidance or interpretations will be changed, and if so, what the impact of such changes on the regulatory approvals or commercialization of our product candidates, if any, may be. In addition, increased scrutiny of the FDA’s approval process by the U.S. Congress or in connection with current or future litigation may significantly delay or prevent regulatory approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

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

Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. For example, during the Trump administration, the U.S. Congress made numerous efforts to repeal or amend the Affordable Care Act in whole or in part. The Tax Cuts and Jobs Act, which former President Trump signed into law in December 2017, effectively eliminated the penalty for noncompliance with the Affordable Care Act’s individual health insurance mandate, which is considered a key component of the Affordable Care Act. Further legislative and regulatory changes under the Affordable Care Act remain possible, although it is unknown what form such changes or any law would take, and how or whether it may affect the pharmaceutical industry as a whole or our business in the future.

In addition, other legislative changes and efforts to reform the healthcare market and delivery system that have been proposed and adopted in the U.S. since the Affordable Care Act was enacted could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop or commercialize product candidates. For example, the Bipartisan Budget Act of 2018, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, and also increase beginning in 2019 the percentage that a drug manufacturer must discount the cost of the prescription drugs from 50% under current law to 70%. We expect that the Affordable Care Act and other laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. As such, these and similar laws may result in additional reductions in Medicare and other third-party rates and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any of our product candidates could be prescribed or used. It is unclear how these or other healthcare reform measures will impact healthcare laws and regulations or our business.

In the U.S., there also has been particular and increased public and governmental scrutiny of the cost of drugs and drug pricing strategies, including by the U.S. Congress and federal and state prosecutors. To date, there have been several U.S. congressional inquiries, federal and state lawsuits, as well as proposed and enacted federal and state legislation and regulatory measures that may impact the prices that drug manufacturers are permitted to charge for their products or require increased transparency around drug pricing practices. Most recently, the Inflation Reduction Act of 2022, enacted on August 16,2022, seeks to reduce prescription drug costs by, among other provisions, allowing Medicare to negotiate prices for certain high-cost prescription drugs in Medicare Parts B and D, imposing an excise tax on pharmaceutical manufacturers that refuse to negotiate pricing with Medicare, requiring inflation rebates to limit annual drug price increases in Medicare, and redesigning the Medicare Part D formula. At the state level, individual states are becoming increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, as well as, in some cases, measures designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These and other drug pricing measures could cause significant operational and reimbursement changes for the pharmaceutical industry. We cannot know whether additional changes will be enacted and, if so, whether they would affect demand or impact the prices we would be able to charge for our product candidates, if they gain approval in the U.S.

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

These and similar laws may be subject to amendment or reinterpretation, and implementing regulations may be revised or reinterpreted, in ways that may significantly affect our business. For example, the former Trump administration issued final rules in late 2020 that, among other things, made changes to certain Anti-Kickback Statute safe harbors; however, implementation of these rules has been and may continue to be affected by subsequent legislative or regulatory action or litigation delaying or challenging these rules. Additionally, we may be subject to state and non-U.S. equivalents of each of the healthcare laws described above, among others, some of which may be broader or different in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state, and some states have passed their own data privacy and security measures. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties or other consequences.

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

Our success depends in large part on our ability to obtain and maintain patent protection in the U.S., China and other countries with respect to our proprietary technology and product candidates. As of March 15, 2023, we owned 20 issued U.S. patents directed to Plinabulin and Plinabulin analogs, their synthesis and their use in the treatment of various disorders including lung cancer. In addition, we had counterpart granted patents in 40 foreign jurisdictions, including Japan, South Korea, China, Europe and other countries. The U.S. patents are scheduled to expire between 2023 and 2038, excluding any patent term restorations. We had 16 families of pending patent applications directed to use of Plinabulin in neutropenia reduction, use of Plinabulin for treating RAS mutant tumors and brain tumors, polymorphic forms of Plinabulin, use of Plinabulin in combination with checkpoint inhibitors, use of Plinabulin in reduction of immunotherapy related adverse events, the therapeutic use of tubulin binding compounds, use of Plinabulin in the treatment of thrombocytopenia, use of Plinabulin in combination with G-CSF therapy, use of Plinabulin for treating epidermal growth factor receptor, or EGFR, mutant tumors, use of Plinabulin in stimulating immune response, use of Plinabulin for treating iron disorders, and use of Plinabulin in combination with an immune checkpoint inhibitor and a farnesyl pyrophosphate synthase, or FPPS, inhibitor for treating cancer. If these applications were to issue, they would nominally expire between 2033 and 2041. We had five pending Patent Cooperation Treaties, or PCTs, patent applications directed to the use of Plinabulin in combination with an anti-CD47 agent for treating cancer, use of Plinabulin in treating immune checkpoint inhibitor-resistant patients, use of Plinabulin as a monotherapy in treating certain cancers, kits and methods for providing and administering plinabulin, and Plinabulin impurities. If applications claiming priority to these PCT applications were to issue, they would nominally expire between 2041 and 2043.

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

In most countries in which we file, including the U.S., the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords is limited. Even if patents covering our product candidates are obtained, we may be open to competition from other companies as well as generic medications once the patent life has expired for a drug. The granted U.S. patents directed to the Plinabulin composition of matter, its synthesis and use are scheduled to expire between 2023 and 2038, excluding any potential patent term restoration. Upon the expiration of our issued patents or patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors and our business and results of operations may be adversely affected.

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

We have entered into an investigator-initiated clinical trial agreement with the University of California San Diego, or UCSD, and Dr. Lyudmila Bazhenova, an employee of UCSD and the principal investigator, and a clinical study agreement with the University of Washington, in connection with the investigator-initiated Phase 1/2 studies of Plinabulin in combination with Bristol-Myers Squibb’s PD-1 antibody, nivolumab in patients with metastatic NSCLC. The UCSD study has completed the enrollment of 18 patients, and achieved its Phase 1 endpoint of safety evaluation and dose selection. The University of Washington study achieved the dose regimen endpoint and therefore the study site has been closed. We have also entered into an investigator-initiated research agreement with Hoosier Cancer Research Network, Inc. and the Rutgers University, in connection with the investigator-initiated Phase 1 and Phase 2 clinical trials with a triple combination therapy, consisting of Plinabulin, nivolumab, and CTLA-4 antibody, ipilimumab, for the treatment of ES-SCLC. In addition, we have entered into a sponsored research agreement with The University of Texas MD Anderson Cancer Center, or MD Anderson, in connection with research to evaluate the benefits of adding Plinabulin to radiation therapy plus immune checkpoint antibodies. We have entered into a sponsored clinical study agreement with MD Anderson in connection with the investigator-initiated Phase 1/2 study of Plinabulin in combination with radiation/immunotherapy in patients with select advanced malignancies after progression on PD-1 or PD-L1 targeted antibodies. We have also entered into an investigator sponsored research agreement with Memorial Sloan Kettering Cancer Center in connection with the investigator-initiated Phase 1 study of Plinabulin in combination with pegfilgrastim for the reduction of neutropenia burden in multiple myeloma patients who have undergone autologous hematopoietic cell transplantation, or AHCT. Recently, we have entered into a sponsored research agreement with Peking Union Medical College Hospital in connection with the investigator-initiated Phase 2 study of Plinabulin in combination with Keytruda® (pembrolizumab), a PD-1 antibody, and docetaxel for the treatment of NSCLC patients who progressed from PD-1/PD-L1 antibodies. See “Item 4. Information on the Company—B. Business Overview—Plinabulin, Our Lead Drug Candidate—Plinabulin in Prevention of CIN—Investigator-initiated Study in Multiple Myeloma (Plinabulin + Pegfilgrastim combination)” and “—Plinabulin in Combination with Immuno-oncology Agents in Anti-cancer Indications—Investigator-initiated studies in Plinabulin in immune-oncology.” Each of these agreements provides that we will provide the financial support and access to Plinabulin for use in the studies, and they do not require that any intellectual property rights will be developed in connection with these studies. Our subsidiary SEED has also entered into a research collaboration and license agreement with Eli Lilly, to discover and develop new chemical entities that could produce therapeutic benefit through targeted protein degradation, or TPD. Additionally, our subsidiary Wanchunbulin has entered into an exclusive commercialization and co-development agreement with Hengrui to develop additional indications for Plinabulin.

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

We have limited intellectual property rights to Plinabulin inside China. We have also granted to Hengrui exclusive rights to commercialize and co-develop Plinabulin in the Greater China markets, including mainland China, Hong Kong, Macau and Taiwan.

Wanchunbulin, a partially owned subsidiary, holds the intellectual property rights to Plinabulin in China. We currently indirectly own 57.97% of the equity interest of Wanchunbulin. 42.03% of the equity interest of Wanchunbulin is held by certain other investors. As a result, any distributions resulting from Wanchunbulin on account of its equity ownership will not be fully received by us as the parent company, and any payment from us to Wanchunbulin will indirectly benefit said investors. In addition, under Chinese laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. Registered share capital and capital reserve accounts are also restricted from withdrawal in China. As of December 31, 2022, these restricted net assets were nil.

In August 2021, Wanchunbulin entered into an exclusive commercialization and co-development agreement with Hengrui to further develop and commercialize Plinabulin in Greater China. Under the terms of the agreement, Wanchunbulin granted Hengrui exclusive rights to commercialize and co-develop Plinabulin in the Greater China markets, including mainland China, Hong Kong, Macau and Taiwan. Wanchunbulin retains the manufacturing rights of Plinabulin in the Greater China markets and will receive all Plinabulin net sales proceeds in such markets. Hengrui will receive a pre-determined percentage of the net sales in each quarter.

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

As of March 1, 2023, we had 67 full-time employees. Of these, 40 were engaged in full-time research and development and laboratory operations and 27 were engaged in full-time general and administrative functions. As of March 1, 2023, 30 of our employees were located in China and 37 were located in the U.S. We have also engaged and may continue to engage independent contractors who are not full-time employees, to assist us with our operations. As our development and commercialization plans and strategies develop, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. Future growth will impose significant added responsibilities on members of management, including:

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm to the extent we are deemed to be a large accelerated filer or an accelerated filer. We do not expect our independent registered public accounting firm to attest to our management report on internal control over financial reporting for so long as we are a non-accelerated filer.

Our management evaluated, with the participation of our Chief Executive Officer, who performs the functions of Principal Executive and Financial Officer under Rule 13a-15 under the Exchange Act, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report and has concluded that our disclosure controls and procedures were effective as of December 31, 2022. We have identified a material weakness in our internal control over financial reporting in the past and may identify additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. More generally, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, if we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

The outbreak of COVID-19 has resulted in the implementation of significant governmental measures globally, including closures of businesses and offices, quarantines of individuals, and travel bans. Our business had been negatively impacted by the effects of COVID-19. For example, enrollment of patients in our clinical trials in Ukraine was severely affected by the COVID-19 outbreak in 2020, and enrollment was shifted to other clinical sites. We also experienced minor delays in enrollment of patients in our clinical trials in general, which did not affect our ability to finish enrollment of patients in PROTECTIVE-2 and DUBLIN-3 studies globally. In addition, we rely on third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs, and the pandemic has affected and may further affect their ability to devote sufficient time and resources to our programs. Our ability to obtain clinical supplies of our product candidates could also be disrupted if the operations of these suppliers are affected by COVID-19. Moreover, as a result of COVID-19, there is a general unease of conducting unnecessary activities in medical centers. As a result, the expected timeline for data readouts of our clinical trials and certain regulatory filings and regulatory review process have been negatively impacted . For example, we have experienced minor delays in processing the clinical trials data due to COVID-19. In addition, restrictions or other circumstances related to COVID-19 have caused and may further cause delays in pre-approval inspections of our clinical or manufacturing facilities and delays in regulatory review process, thereby delaying the regulatory review and approval timeline of our product candidates.

Our headquarters is located in New York, United States, and we have operations in Beijing and Dalian, China, with some of our employees located in Shanghai. We had also conducted our clinical trials in United States, China, Australia, Russia and Ukraine. Consequently, we are susceptible to factors adversely affecting any one or more of these locations. As the situation remains fluid and continues to evolve, it is not currently possible to ascertain the overall long-term impact of COVID-19 on our business. If the measures put in place to curb its spread and to stabilize the economy are not effective, there could be a material adverse impact on our business, results of operations, and financial condition.

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

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of drugs we develop, alone or with collaborators. Although we currently carry an aggregate maximum coverage amount of approximately $5.5 million of product liability insurance, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance, or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

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

We incur portions of our expenses, and may in the future derive revenues, in currencies other than the U.S. dollars, in particular, the RMB. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. For example, a significant portion of our clinical trial activities were conducted outside of the U.S., and associated costs were incurred in the local currency of the country in which the trial was being conducted, which costs were subject to fluctuations in currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar. A decline in the value of the U.S. dollar against currencies in countries in which we conduct clinical trials could have a negative impact on our research and development costs. Foreign currency fluctuations are unpredictable and may adversely affect our financial condition, results of operations and cash flows.

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

We had cash of $34.4 million and $41.6 million at December 31, 2022 and 2021, respectively. We may invest our cash in a variety of financial instruments, principally short-term investment grade, interest-bearing instruments. We had short-term investments of $2.9 million and $30.7 million at December 31, 2022 and 2021, respectively. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. Our exposure to interest rate risk arises through movements in regard to interest income we earn on our deposits. To manage the risk, our cash is held at financial institutions that we believe to be of high credit quality. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are currently subject to the reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. For example, Mr. Brendan Delaney was erroneously disclosed to be “independent” for audit committee purposes under Rule 10A-3 promulgated under the Exchange Act in our annual report on Form 20-F for the year ended December 31, 2021, while he was party to a consulting agreement with the Company and therefore did not meet the independence requirement under Rule 10A-3. See “Item 6. Directors, Senior Management and Employees—C. Board Practices——Board Committee—Audit Committee.”

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

Recently there have been heightened tensions in international economic relations, such as between the U.S. and China. Since July 2018, the U.S. government has imposed new or higher tariffs on certain products imported from China, including certain medical equipment, to penalize China for what it characterizes as unfair trade practices. China has responded by imposing new or higher tariffs on certain products, including certain medical equipment, imported from the U.S. In January 2020, the U.S. government signed a “Phase 1” agreement with China. It is not clear what impact these tariff negotiations may have or what further actions the governments may take.

In light of existing and future measures, our clinical trials may be affected or delayed. The cost for conducting the clinical trials may also be increased. Similarly, our supply chain for supporting the clinical trials and other research may be negatively affected as well. Moreover, we may face much more uncertainty in receiving regulatory approval or commercializing our product candidates due to the political tensions between the United States and China. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Therefore, our business, financial condition and results of operations, might also be negatively affected, and Sino-U.S. economic and political relations may continue to deteriorate.

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

Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets. For example, in July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements called variable interest entities, or VIEs. On December 24, 2021, the China Securities Regulatory Commission, or CSRC, released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments), for public comments until January 23, 2022. On February 17, 2023, CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improves and reforms the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. The SEC also has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. Although we do not have a VIE structure, due to our extensive operations in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our ordinary shares, may also be adversely affected.

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

We believe Dr. Lan Huang and Mr. Linqing Jia, each of whom are our shareholders, are Chinese residents under SAFE Circular 37. Although Dr. Lan Huang and Mr. Linqing Jia have completed the foreign exchange registration under SAFE Circular 37, we do not have control over these three shareholders and our other beneficial owners, and our Chinese resident beneficial owners may not have complied with, and may not in the future comply with, SAFE Circular 37 and subsequent implementation rules. The failure of Chinese resident beneficial owners to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future Chinese resident beneficial owners of our company to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese subsidiaries to fines and legal sanctions. Furthermore, SAFE Circular 37 is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant Chinese government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our Chinese subsidiaries and limit our Chinese subsidiaries’ ability to distribute dividends to us. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

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

Under Chinese laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside 10% of its after-tax profits each year to fund certain statutory common reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. If the statutory common reserve funds are not sufficient to make up its losses in previous years (if any), such subsidiary shall use the profits of the current year to make up the losses before accruing the statutory common reserve funds. At the discretion of the shareholders, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax profits, based on PRC accounting standards, to discretionary common reserve funds. These statutory common reserve funds and discretionary common reserve funds, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in China. As of December 31, 2022, these restricted net assets were nil.

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

Our ordinary shares may be delisted or prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or the cessation of trading in the United States of our ordinary shares, or the threat of their being delisted or prohibited, may materially and adversely affect the value and/or liquidity of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over the counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our ordinary shares would be prohibited from being traded on a national securities exchange or in the over-the-countertrading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our ordinary shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States.

In addition, if the PCAOB were unable to conduct full inspections or investigations of our auditor in the future, we and investors in our ordinary shares would be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct full inspections or investigations of auditors would make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

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

Under the Cyber Security Law and the Measures on Standard, Safety and Service of the National Medical Care Big Data (Tentative), or the Measures on Health and Medical Big Data, the transmission of certain personal information, important data and health and medical care big data outside of China is only permitted upon the completion of a security assessment conducted by or as determined by the Chinese government. On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, or the Security Assessment Measures, to regulate outbound data transfer activities, protect the information rights and interests of individuals, safeguard national security and social public interests, and promote the safe and free cross-border flow of data. Certain draft regulations, including the Measures for Security Assessment for Cross-border Transfer of Personal Information and Important Data (Draft for Comment), published in 2017, and the Measures for Security Assessment for Cross-border Transfer of Personal Information (Draft for Comment), published in 2019, the Administrative Regulations on the Internet Data Security (Draft for Comments), or the Draft Data Security Measures, published in November 2021, have been proposed by the Chinese government that specify the procedures and stipulate more detailed compliance requirements relating to such assessment, and in certain circumstances, government approval, prior to the transmission of such information and data outside of China.

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

Recently, the Cyberspace Administration of China, or the CAC, has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Cybersecurity Review Measures, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” In addition, on December 28, 2021, the CAC and several other PRC government authorities jointly issued the newly revised Cybersecurity Review Measures, according to which, among others, if an internet platform operator has personal information of over one million users and intends to be listed on a foreign stock exchange, it must be subject to the cybersecurity review. The newly revised Cybersecurity Review Measures became effective on February 15, 2022. On November 14, 2021, the CAC published the Draft Data Security Measures for public comments, according to which, among others, listing in a foreign country of data processors processing over one million users’ personal information and listing in Hong Kong of data processors which affects or may affect national security must apply for cybersecurity review. As the Draft Data Security Measures have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how these draft measures will be enacted, interpreted or implemented and how they will affect us. It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on the life sciences sector generally and the Company in particular. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, or the Security Assessment Measures, to regulate outbound data transfer activities, protect the information rights and interests of individuals, safeguard national security and social public interests, and promote the safe and free cross-border flow of data. Furthermore, the Security Assessment Measures provide that the security assessment for outbound data transfers shall follow principles of the combination of pre-assessment and continuous supervision and the combination of risk self-assessment and security assessment, so as to prevent the security risks arising from outbound data transfers and ensure the orderly and free flow of data according to the law. For outbound data transfers activities that have been carried out prior to the implementation of the Security Assessment Measures, and not in compliance with the Security Assessment Measures, rectification shall be completed within 6 months from the implementation of the Security Assessment Measures. The Security Assessment Measures further provide that a data processor intending to implement outbound data transfer under the following circumstances shall apply for security assessment to the CAC: (a) a data processor intending to provide critical data abroad; (b) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals intending to provide personal information abroad; (c) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1st of the previous year, intending to provide personal information abroad; and (d) other circumstances prescribed by the CAC for which application for security assessment for outbound data transfers is required.

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

To further tighten the control of China HGR, the SCNPC issued the Eleventh Amendment to the Criminal Law of the People’s Republic of China on December 26, 2020, which became effective on March 1, 2021, criminalizing the illegal collection of China-Sourced HGR, the illegal transfer of China-sourced biospecimens outside of China, and the transfer of China-sourced derived data to foreign parties or entities established or actually controlled by them without going through security review and assessment. An individual who is convicted of any of these violations may be subject to public surveillance, criminal detention, a fixed-term imprisonment of up to seven years and/or a criminal fine. In October 2020, the SCNPC adopted the Biosecurity of the People’s Republic of China, or the PRC Biosecurity Law, which became effective on April 15, 2021. The PRC Biosecurity Law established an integrated system to regulate biosecurity-related activities in China, including, among others, the security regulation of HGR and biological resources. The PRC Biosecurity Law for the first time expressly declares that China has sovereignty over its HGR, and further endorsed the HGR Regulation by recognizing the fundamental regulatory principles and systems established by it over the utilization of China-Sourced HGR by foreign entities in China. Though the PRC Biosecurity Law does not provide any specific new regulatory requirements on HGR, as it is a law adopted by China’s highest legislative authority, it gives China’s major regulator of HGR, the Ministry of Science and Technology, or the MOST, significantly more power and discretion to regulate HGR and it is expected that the overall regulatory landscape for China-Sourced HGR will evolve and become even more rigorous and sophisticated. In addition, the interpretation and application of data protection laws in China and elsewhere are often uncertain and in flux.

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

The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

On February 17, 2023, CSRC promulgated Trial Administrative Measures of the Oversea s Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improves and reforms the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information.

The Overseas Listing Trial Measures provides that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

Furthermore, according to the Overseas Listing Trial Measures, if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear.

On February 17, 2023, CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

Furthermore, according to the Negative List promulgated by the MOFCOM and the NDRC that became effective on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the relevant authorities of the PRC when listing and trading overseas. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ordinary shares.

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

Sales of our ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of March 1, 2023, we had 38,924,087 ordinary shares outstanding. Among these shares, 17,228,072 ordinary shares have been registered under the Securities Act and are freely transferable by persons other than our “affiliates” without restriction or registration; the remaining shares outstanding have not been registered under the Securities Act and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

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

Our corporate affairs are governed by, among other things, our amended and restated memorandum and articles of association (as may be amended from time to time), the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands, or the Companies Act. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of those courts are persuasive, but not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities law than the U.S. Some states in the U.S., such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are incorporated as an exempted company in the Cayman Islands. Some of our directors reside outside the U.S. and a substantial portion of their assets are located outside of the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws of the U.S. or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the U.S. or China, although the courts of the Cayman Islands will generally recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial of the merits of the underlying disputes based on the principle that a judgment of a competent foreign court imposes upon a judgment debtor an obligation to pay the sum for which judgment has been given, provided that such judgment (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final and conclusive; (iv) is not in respect of taxes, a fine or penalty; and (v) is not inconsistent with a Cayman Islands judgment in respect of the same manner, impeachable on the grounds of fraud and is not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ordinary shares and deprive you of an opportunity to receive a premium for your ordinary shares.

Our directors, executive officers and shareholders holding more than 10% of our ordinary shares beneficially owned approximately 40.22% of our ordinary shares as of March 1, 2023. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including the holders of our ordinary shares. In addition, these persons could divert business opportunities away from us to themselves or others.

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

Under Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting in connection with this annual report on Form 20-F. However, while we remain a non-accelerated filer, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act, we have engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we may not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

As a foreign private issuer listed on the Nasdaq Capital Market, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from corporate governance listing standards. For example, under Cayman Islands law, we are not required to hold annual shareholders meetings every year, and we generally follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2022. We expect to hold annual shareholders meetings in the future only if there are matters that require shareholders’ approval.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023.

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

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Whether we are a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our assets (which generally will be determined by reference to the public price of our ordinary shares, which may fluctuate significantly), from time to time.

Although we believe that it is likely that we were not classified as a PFIC for the taxable year that ended December 31, 2022, we have been classified as a PFIC in prior years and may again be classified as a PFIC in the future, which could result in adverse U.S. federal income tax consequences to U.S. shareholders. Our PFIC status for the current taxable year ending December 31, 2023, will not be determinable until after the close of the taxable year. There can be no assurance that we will not be a PFIC for the current or any future taxable year.

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

In November 2020, our subsidiary SEED entered into a research collaboration and license agreement with Eli Lilly to discover and develop new chemical entities that could produce therapeutic benefit through TPD, where SEED received a $10 million upfront cash payment. SEED would also be eligible to receive up to approximately $780 million in potential pre-clinical and clinical development, regulatory and commercial milestones, as well as tiered royalties on net sales of products that result from the collaboration. As of the date of this annual report, SEED has received $2 million of these milestone payment for pre-clinical development. See “Item 4. Information on the Company—B. Business Overview—Other Programs— SEED’s Targeted Protein Degradation (TPD) platform and Pipeline.”

In November 2020, we and Eli Lilly entered into share purchase agreements with SEED to purchase preferred shares of SEED. SEED sold an aggregate of 1,194,030 shares of its Series A-1 Preferred Shares to us and SEED Technology Limited, or SEED Technology, a British Virgin Islands company and our majority-owned indirect subsidiary (collectively, the BYSI Entities) and 1,990,000 shares of its Series A-2 Preferred Shares to Eli Lilly, each at a cash purchase price of $2.5125 per share.

In June 2022, upon the achievement of certain milestones as described in the share purchase agreement, the BYSI Entities collectively purchased an additional 1,194,028 Series A-1 Preferred Shares for an aggregate purchase price of $3.0 million and Eli Lilly purchased an additional 1,990,000 Series A-2 Preferred Shares for an aggregate purchase price of $5.0 million, each at a cash purchase price of $2.5125 per share. Following the closing of these transactions, and after taking into account shares already held by the BYSI Entities, the BYSI Entities hold approximately 60.1% of the outstanding equity interest in SEED, calculated on an as-converted basis (excluding any shares that may be reserved under an employee stock ownership plan, or similar arrangement). See “Item 4. Information on the Company—B. Business Overview—Other Programs— SEED’s Targeted Protein Degradation (TPD) platform and Pipeline.”

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

Summary

We are a clinical stage global biopharmaceutical company focused on using its novel technology platform for drug discovery and development of innovative therapies to improve clinical outcomes for patients with high unmet medical needs. Our first-in-class lead asset, Plinabulin, is being developed as a potential “pipeline in a drug” in various cancer indications as a direct anti-cancer agent and to prevent CIN. We are also developing three small molecule immune agents, currently in preclinical stages. In addition, our subsidiary SEED is utilizing a unique Targeted Protein Degradation (TPD) platform, or “molecular glue” technology, to develop innovative therapeutic agents from internal research and development efforts and from collaboration. SEED is collaborating with Eli Lilly to discover and develop new chemical entities through this unique TPD platform that could produce therapeutic benefits.

First, we are studying Plinabulin alone or in combination with G-CSF, including pegfilgrastim, for its potential benefit in the prevention of CIN. In September 2020, the combination received Breakthrough Therapy Designation from both the FDA and the NMPA. Based on the PROTECTIVE-2 Phase 3 registration study results, we filed an NDA with the FDA and the NMPA for the use of Plinabulin in combination with G-CSF for the prevention of CIN in March 2021. In November 2021, the FDA issued a Complete Response Letter for Plinabulin in combination with G-CSF for the prevention of CIN. In March 2023, we withdrew the NDA submission for the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer from the NMPA. We will continue to communicate with the NMPA regarding the re-filing of the NDA for the CIN indication and plan to re-file the NDA by mid-2023. In addition, Plinabulin in combination with pegfilgrastim is being studied in a Phase 1 investigator-initiated trial for the reduction of neutropenia burden in multiple myeloma patients who have undergone AHCT at Memorial Sloan Kettering Cancer Center.

Second, Plinabulin is being studied as an anti-cancer agent in a randomized study of combination with docetaxel vs. docetaxel alone for second- and third- line treatment of NSCLC, EGFR wild type (DUBLIN-3 Phase 3 registration study). The DUBLIN-3 study has completed global enrollment of 559 patients and final positive topline results from the study with significant overall survival benefit were reported in August 2021 and at ESMO in September 2021, with a potential NDA filing by mid-2023 in China.

Finally, Plinabulin, with the potent effect of maturing immune dendritic cells, is being studied in investigator-initiated trials for its therapeutic potential in combination with various immuno-oncology agents, mainly in patients who progressed on PD-1/PD-L1 antibodies, which we believe represent severe unmet medical needs. These studies include 1) in combination with nivolumab, a PD-1 antibody, for the treatment of NSCLC at UCSD and the University of Washington (Phase 1 completed); 2) in combination with nivolumab, a PD-1 antibody, and ipilimumab, a CTLA-4 antibody, for the treatment of ES-SCLC at the Rutgers University and other U.S. clinical centers (Phase 1 completed, Phase 2 ongoing for patients who progressed on PD-1/PD-L1 antibodies); 3) in combination with PD-1 or PD-L1 antibodies and radiation for the treatment of patients with various cancers who progressed from PD-1/PD-L1 antibodies at MD Anderson Cancer Center; and 4) in combination with Keytruda® (pembrolizumab), a PD-1 antibody, and docetaxel for the treatment of NSCLC patients who progressed from PD-1/PD-L1 antibodies at Peking Union Medical College Hospital .

Our principal executive offices are located in New York, and we also have offices in New Jersey, Pennsylvania, Beijing and Dalian, China. We are incorporated in the Cayman Islands. Our management team has deep experience and capabilities in biology, chemistry, drug discovery, clinical development, regulatory and capital markets.

Plinabulin, Our Lead Drug Candidate

Plinabulin is a first-in-class, novel small molecule derived from a natural compound found in marine microorganisms. It is a Selective Immunomodulating Microtubule-Binding Agent, which may provide multiple therapeutic opportunities. As a low molecular weight small molecule, Plinabulin is relatively simple to manufacture. An advantage of natural products and their derivatives, such as Plinabulin, is that it may be difficult for others to discover structurally distinct molecules possessing a similar array of activities.

Plinabulin triggers the release of the immune defense protein, GEF-H1, which leads to two distinct effects: 1) a durable anti-cancer benefit due to the maturation of dendritic cells resulting in activation of tumor antigen-specific T-cells to target cancer cells and 2) early-onset action in CIN prevention after chemotherapy by boosting the number of hematopoietic stem/progenitor cells, or HSPCs. Effects on HSPCs could explain the potential for Plinabulin not only to prevent CIN but also to increase circulating CD34+ cells in patients. As a potential “pipeline in a drug,” Plinabulin is being broadly studied in combination with various immuno-oncology agents that could boost the effects of the PD-1 / PD-L1 antibodies and potentially allow patients who progressed on PD-1/PD-L1 antibodies to respond to PD-1/PD-L1 combination with Plinabulin. The elucidation of this mechanism was a multi-year collaborative effort among us, University of Basel, Massachusetts General Hospital, and MD Anderson.

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

Based on the meta-analysis data over 7,000 patients in 36 clinical studies which was published in Cancer Investigation 2023, grade 4 neutropenia rate (primary endpoint of PROTECTIVE-2 Phase 3) is linked to adverse clinical consequences, such as febrile neutropenia and hospitalization.

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

The NDA submission based on positive results in our PROTECTIVE-2 study, and supported by five additional clinical studies as described above, for the use of Plinabulin in combination with G-CSF for the prevention of CIN was accepted by both the FDA and the NMPA. The indication we are seeking is a broad label in “concurrent administration with myelosuppressive chemotherapeutic regimens in patients with non-myeloid malignancies for the prevention of CIN,” which is the indication for which we received Breakthrough Therapy Designation from both the FDA and the NMPA. In November 2021, the FDA issued a Complete Response Letter for Plinabulin in combination with G-CSF for the prevention of CIN. In March 2023, we withdrew the NDA submission for the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer from the NMPA. We will continue to communicate with the NMPA regarding the re-filing of the NDA for the CIN indication and plan to re-file the NDA by mid-2023.

Investigator-initiated Study in Multiple Myeloma (Plinabulin + Pegfilgrastim combination)

Plinabulin in combination with pegfilgrastim is being studied in a Phase 1, open label, investigator-initiated trial for the reduction of neutropenia burden in multiple myeloma patients who have undergone AHCT at Memorial Sloan Kettering Cancer Center. In this pilot study, patients with multiple myeloma are treated with a single high dose of melphalan and undergo AHCT. Patients receive a Plinabulin 40 mg fixed dose intravenous infusion, and on day +1, pegfilgrastim 6 mg is administered per standard of care. The objectives of this study were to evaluate neutropenia burden, safety, tolerability, neutrophil and platelet engraftment rate, disease response, progression free survival, overall survival and patient reported outcome (PRO) assessment of symptom burden. In January 2022, the first patient was dosed in this study. Preliminary data was presented in August 2022 at the 19th International Myeloma Society Annual Meeting, showing that Plinabulin is well tolerated and only one out of the 10 patients enrolled (10%) had non-engraftment related neutropenic fevers or febrile neutropenia (FN) with Plinabulin and pegfilgrastim, compared to a historical number of 60% of FN with standard of care.

Enrollment of this Phase 1 study has been completed in March 2023. The topline data will be presented at the American Society of Clinical Oncology meeting, or ASCO, in June 2023.

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

Plinabulin in advanced NSCLC

Plinabulin is a Selective Immunomodulating Microtubule-Binding Agent, which activates immune defense protein GEF-H1, and leads to dendritic cell maturation and T-cell activation (La Sala 2019; Kashyap 2019) for anti-cancer benefit. High GEF-H1 immune signature patients in anti-cancer studies live much longer than the ones who have lower GEF-H1 immune signature (Kashyap 2019).

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

As with the treatment of most cancers, combination treatments are often required to increase efficacy. In 2020, the combination of nivolumab, a PD-1 antibody, and ipilimumab, a CTLA-4 antibody, was approved in melanoma based on increased efficacy. However, this combination resulted in increases in grades 3 and 4 adverse events, which occurred in 55% of the combination patients compared to 16.3% in patients treated with nivolumab alone and 27.3% of patients treated with ipilimumab alone. We believe that the addition of Plinabulin to an immune checkpoint inhibitor such as PD-1 or PD-L1 antibodies has the potential to increase activity without increasing the rate of serious adverse events, or potentially decrease immune-related side effects. In addition, cancer patients who progressed from PD-1/PD-L1 antibodies could potentially benefit from Plinabulin and PD-1/PD-L1 combination and chemotherapy/radiation.

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

Investigator-initiated studies in Plinabulin in immuno-oncology

We have explored and plan to continue to explore the role of Plinabulin in stimulating the activity of other immuno-oncology agents in clinical programs:

●	Plinabulin + PD-1 antibody in NSCLC

In September 2016, UCSD enrolled the first patient in an investigator-initiated Phase 1/2 trial of Plinabulin in combination with nivolumab in patients with metastatic NSCLC. UCSD has completed the enrollment of 18 patients. The study had achieved its Phase 1 endpoint of safety evaluation and dose selection. In addition, the Fred Hutch, together with the University of Washington, launched an investigator-initiated Phase 1/2 trial of Plinabulin in combination with nivolumab in patients with advanced NSCLC who have failed up to two previous therapies. The University of Washington study achieved the dose regimen endpoint and therefore the study site has been closed. Preliminary safety data from these two trials were presented at the ASCO-SITC meeting in January 2018. In the 10 patients evaluated, the combination therapy was well-tolerated, with no immune related serious adverse events. Only two patients presented with immune related adverse events, one with a grade 1 event and the other with a grade 2 event.

●	Plinabulin + PD-1 + CTLA-4 antibodies in ES-SCLC

In October 2018, we announced the opening of an investigator-initiated Phase 1 clinical trial with a triple combination therapy, consisting of Plinabulin, nivolumab (one type of PD-1 antibody), and ipilimumab (one type of CTLA-4 antibody), for the treatment of second- and third-line SCLC. The trial, conducted through the Big Ten Cancer Research Consortium, enrolled 16 patients at Rutgers Cancer Institute of New Jersey and other clinical centers in the U.S. in the Phase 1 portion of this Phase 1/2 combined study. This study investigates whether the addition of Plinabulin results in a reduction of immune-related side effects of PD-1 and CTLA-4 antibodies and if it provides efficacy synergy. In ASCO meeting in June 2021, we presented positive Phase 1 data from this study on 13 evaluable patients with PD-1/PD-L1 naïve or resistant tumors in second-line and beyond in SCLC, Plinabulin in combination with nivolumab and ipilimumab showed a 46% ORR. Additionally, the data demonstrated the Plinabulin combination was able to re-sensitize tumors to immune-oncology therapy, that had previously progressed on prior immunotherapies, with a 43% ORR.

In October 2021, the first patient was enrolled in the Phase 2 portion of this investigator-initiated study. Up to 26 patients with histological or cytological confirmed ES-SCLC who progressed after at least one platinum-based chemotherapy regimen and checkpoint inhibitors will receive the triple combination of Plinabulin + nivolumab + ipilimumab. Patients in the Phase 2 study will continue treatment until disease progression, development of unacceptable toxicity, or one of the protocol-defined reasons for treatment discontinuation occurs. Enrollment of the Phase 2 study has been completed in February 2023.

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

In June 2021, the first patient was dosed in this Phase 1/2 study at MD Anderson, for the treatment of patients after progression on PD-1 or PD-L1 antibody therapies in seven different cancer types with Plinabulin+PD-1/PD-L1 antibodies and radiation. The cancer types include bladder cancer, melanoma, Merkle cell cancer, microsatellite instability-high cancers (of any histology), NSCLC, renal cell cancer, and ES-SCLC. The protocol was updated in 2022 to include patients that have any tumor type with checkpoint inhibitor approval that may or may not have progressed on previous anti-PD-1/PD-L1 mAb treatment +/- chemotherapy or anti-CTLA4 requiring further treatment in Phase 1. Enrollment of the Phase 1 study has been completed in March 2023. We believe that radiation with Plinabulin could help reverse immune checkpoint inhibitor resistance in immune checkpoint inhibitor-refractory tumors and generate responses that are greater than radiation with immune checkpoint inhibitor alone.

●	Plinabulin + PD-1 + docetaxel in NSCLC in PD-1/PD-L1 antibody failed patients

In March 2023, we announced the enrollment of the first patient in an investigator-initiated Phase 2 trial of Plinabulin in combination with Merck’s anti-PD-1 therapy Keytruda® (pembrolizumab) and docetaxel for previously treated patients with metastatic NSCLC and progressive disease after immunotherapy (anti-PD-1 / PD-L1 inhibitor) alone or in combination with platinum-doublet chemotherapy. This trial is conducted at Peking Union Medical College Hospital in Beijing, China. We believe this triple-combination therapy has the potential to improve immune checkpoint inhibitors resistance and provide a new treatment option for metastatic NSCLC patients previously treated with an immunotherapy.

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

SEED’s Targeted Protein Degradation (TPD) platform and Pipeline

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

We have formed a subsidiary, SEED, to explore this unique TPD technology platform on harnessing and engineering “molecular glue” to attack previously believed undruggable targets. Backed by a comprehensive intellectual property portfolio, SEED’s mission is to positively impact human health by creating novel protein degradation therapeutics to treat various severe diseases that currently have limited options for patients and their families. Through ongoing collaborations with world-leading academic experts in the field, including Nobel Prize winner in TPD field, Dr. Avram Hershko, SEED is establishing a growing pipeline of novel drug candidates on a path to potential clinical and commercial success.

We believe SEED is an established leader in overcoming the significant scientific challenges to discovering “molecular glue”, which enables the development of a new class of drugs with the potential to treat many previously untreatable medical conditions through the targeting of disease-causing proteins that are resistant to inhibition with traditional drug discovery methods. SEED stands out from its competitors through the discovery and use of its unique technology platforms for “molecular glue” discovery, focused on platforms addressing the most challenging aspect of this effort, which is to select the E3 ligase to glue to the disease-causing protein to mark it for degradation.

In November 2020, SEED entered into a research collaboration and license agreement, or the Collaboration Agreement, with Eli Lilly, to discover and develop new chemical entities that could produce therapeutic benefit through TPD.

Under the terms of the Collaboration Agreement, SEED received a $10 million upfront cash payment. SEED will also be eligible to receive up to approximately $780 million in potential pre-clinical and clinical development, regulatory and commercial milestones, as well as tiered royalties on net sales of products that result from the collaboration. As of the date of this annual report, SEED has received $2 million of these milestone payment for pre-clinical development. With the proceeds of these payments, SEED has invested in developing additional breakthrough and proprietary methods for “molecular glue” discovery, in order to enhance its advantage in growing “molecular glue” drug discovery and development efforts.

In connection with this collaboration, we and certain of our subsidiaries transferred certain contracts and intellectual property related to certain platform technology for the Ubiquitin Platform Technology to SEED, and we granted SEED an exclusive sublicense with respect to certain rights to intellectual property and other materials related to the Ubiquitin Platform Technology.

We and Eli Lilly also entered into share purchase agreements with SEED to purchase preferred shares of SEED. SEED sold an aggregate of 1,194,030 shares of its Series A-1 Preferred Shares to us and SEED Technology and 1,990,000 shares of its Series A-2 Preferred Shares to Eli Lilly, each at a cash purchase price of $2.5125 per share. In June 2022, upon the achievement of certain milestones as described in the share purchase agreement, the BYSI Entities collectively purchased an additional 1,194,028 Series A-1 Preferred Shares for an aggregate purchase price of $3.0 million and Eli Lilly purchased an additional 1,990,000 Series A-2 Preferred Shares for an aggregate purchase price of $5.0 million, each at a cash purchase price of $2.5125 per share. Following the closing of these transactions, and after taking into account shares already held by the BYSI Entities, the BYSI Entities hold approximately 60.1% of the outstanding equity interest in SEED, calculated on an as-converted basis (excluding any shares that may be reserved under an employee stock ownership plan, or similar arrangement).

Our Pipeline

The following table summarizes the current status of our product development pipeline.

Indication/Target	Program	Preclinical	Phase 1	Phase 2	Phase 3	Trial Name / Collaborator
Late stage	**NSCLC (2nd/3rd line)**	Plinabulin + Docetaxel					DUBLIN-3
Late stage	**CIN Prevention**	Plinabulin + Pegfilgrastim					PROTECTIVE-1 & PROTECTIVE-2
Investigator Initiated Trials	**SCLC (2nd/3rd line PD-1/PD-L1 failed)**	Plinabulin + PD-1 + CTLA-4					Bristol Myers Squibb RUTGERS
Investigator Initiated Trials	**NSCLC (2nd/3rd line PD-1 failed)**	Plinabulin + PD-1 + Docetaxel					MERCK
Investigator Initiated Trials	**7 cancers (PD-1/PD-L1 failed)**	Plinabulin + PD-1/PD-L1 + Radiation					THE UNIVERSITY OF TEXAS MD Anderson ~~Cancer~~ Center
Investigator Initiated Trials	**AHCT (hematopoietic stem cell transplantation) in Multiple myeloma**	Plinabulin + Pegfilgrastim					Memorial Sloan Kettering Cancer Center
Early Stage	**Preclinical assets**	BPI-002, BPI-003, BPI-004					
SEED Therapeutics	**KRAS and additional targets**	Targeted Protein Degradation (TPD) Molecule Glue Platform					SEED THERAPEUTICS
SEED Therapeutics	**Multiple**	TPD (Molecular Glue)					Lilly

Our Strategy

●

Develop Plinabulin as a “pipeline in a drug” in multiple cancer indications. We are exploring the potential of Plinabulin in combination with immuno-oncology agents and continue to develop a pipeline of other immuno-oncology agents through the utilization of our scientific collaborators. Plinabulin is a novel dendritic cell maturation small molecule agent in Phase 3 development. We believe that its unique mechanism supports the improved anti-cancer efficacy potential in combination with checkpoint inhibitors and tumor antigen generators, including chemotherapy or radiation. We are utilizing our research collaborators, such as MD Anderson to advance Plinabulin in clinical trials to investigate its therapeutic potential as an immuno-oncology agent in multiple cancers, especially in PD-1/PD-L1 antibody failed patients, which we believe represent severe unmet medical needs.

●

Advance Plinabulin through global clinical trials and obtain regulatory approvals in both U.S. and China. We have treated over 700 cancer patients with Plinabulin with good tolerability, and completed two Phase 2/3 trials for CIN and have submitted NDAs in the U.S. and China in March 2021. We received a Complete Response Letter for the prevention of CIN from the FDA in November 2021, and withdrew the NDA submission for the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancel from the NMPA in March 2023. We plan to re-file the NDA for the CIN indication with the NMPA by mid-2023. We have completed our Phase 3 trial for NSCLC and have reported positive clinical data, with a potential NDA filing by mid-2023 in China, and have begun discussions with the FDA regarding the future clinical and regulatory pathway. All of our clinical trials have been conducted globally by working with leading global CROs, such as ICON and Covance to assure the quality of the data. We believe that our global development strategy has provided and will continue to provide significant advantages, including the ability to conduct trials in China with quicker enrollment and lower costs. In addition, as China is the second largest pharmaceutical market in the world, we believe obtaining potential approvals in China could lead to significant commercial opportunity for Plinabulin.

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

●

Partner with one or more global pharmaceutical companies to commercialize Plinabulin in the U.S. and the rest of world. We believe Plinabulin, if approved, could have significant commercial potential in the U.S. and globally in combination with G-CSF in the prevention of CIN, or in combination with chemotherapy as an anti-cancer agent, in combination therapy as an immune-oncology agent. Our clinical data demonstrates that Plinabulin can provide added value to anti-tumor therapy when used with chemotherapy. Additionally, our early clinical results in immune-oncology indicate that Plinabulin may play an important role in triple combination immunotherapy to improve or expand effectiveness of current immune-oncology therapeutic regimens.

●

Maximize the value of SEED’s targeted protein degradation (TPD) technology platform.  Through ongoing collaborations with world-leading pioneer experts in the ubiquitin proteasome and “molecular glue” discovery field, including Nobel Prize winner Dr. Avram Hershko, our subsidiary SEED is developing a breakthrough technology platform for “molecular glue” discovery focused on protein of interest. We believe the collaboration with Eli Lilly serves to validate this TPD platform and its enormous future potential. With over 600 E3 ligases in the cell, TPD has the potential to develop drugs for over 70% undruggable target with novel discovery agents in multiple disease areas. Through our subsidiary SEED, we are conducting internal research and collaborating with Eli Lilly to discover and develop new chemical entities that could produce therapeutic benefit through TPD in various diseases. We will seek to form additional partnerships to expand our TPD platform into several therapeutic areas.

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

In the U.S. and for the rest of world, we currently plan to seek a commercialization partner to maximize Plinabulin’s potential in multiple cancer indications.

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

As of March 15, 2023, we owned or co-owned 159 patents, in 41 jurisdictions, including 22 issued U.S. patents. We also owned 17 pending U.S. non-provisional patent applications as well as corresponding patent applications pending in other jurisdictions and three pending U.S. provisional patent applications. In addition, we owned five pending international patent applications related to Plinabulin filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to use of Plinabulin in combination with an anti-CD47 agent for treating cancer, use of Plinabulin in treating immune checkpoint inhibitor-resistant patients, use of Plinabulin as a monotherapy in treating certain cancers, kits and methods for providing and administering plinabulin, and Plinabulin impurities.

Our patent portfolio as of March 15, 2023 included 20 issued U.S. patents directed to Plinabulin and Plinabulin analogs, their synthesis and their use in the treatment of various disorders. In particular, we owned 16 issued U.S. patents directed to the Plinabulin composition of matter, methods of synthesizing Plinabulin, polymorphic forms of Plinabulin, and methods of treating various disorders with Plinabulin including docetaxel-induced neutropenia and certain other CIN, various cancers such as lung cancer, NSCLC, breast cancer, skin cancer, prostate cancer, myeloma, RAS mutant tumors, and brain tumors, and fungal infections, and methods of using Plinabulin for inhibiting cell proliferation, promotion of microtubule depolymerization, and inducement of vascular collapse in a tumor. These U.S. patents were scheduled to expire between 2023 and 2038, excluding any potential patent term restorations. The patent portfolio also contained counterpart patents granted in 40 foreign jurisdictions including Japan, South Korea, China, Europe and other countries.

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

There are a number of large pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drugs for the treatment of cancer for which we are developing our product candidates. For treatment of NSCLC with EGFR wild type, with PD-1 and pemetrexed have moved into first-line therapy, only the ramucirumab/docetaxel combination and docetaxel are effectively approved for treatment of second/third-line NSCLC. Bristol-Myers Squibb Company and Merck & Co., Inc. currently market and sell Opdivo (nivolumab) and Keytruda (pembrolizumab), respectively, both of which are PD-1 inhibitors. Eli Lilly currently markets and sells Cyramza (ramucirumab). Moreover, a number of additional drugs are currently in ongoing Phase 3 clinical trials as second- and third-line treatments of NSCLC, and may become competitors if and when they receive regulatory approval.

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

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent in writing before their participation in any clinical trial. Further, an IRB representing each institution participating in a clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. An IRB is responsible for protecting the rights of clinical trial subjects and considers, among other things, whether the risks to individuals participating in the clinical trial are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Each new clinical protocol and any amendments to the protocol must be submitted for FDA review, and to the IRBs for approval. The Food and Drug Omnibus Reform Act, or FDORA, which was signed into law on December 29, 2022, made numerous amendments to the FDCA including provisions intended to, among other things, decentralize and modernize clinical trials and enhance diversity in clinical trial populations.

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

U.S. Review and Approval Processes

The results of product development, nonclinical studies and clinical trials, together with other detailed information regarding the manufacturing process, analytical tests conducted on the product, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA requesting approval to market the new drug in the U.S. for one or more indications. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing an NDA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. The NDA review fee alone can currently exceed $2.9 million, and is likely to increase over time. The user fee requirement is subject to certain limited deferrals, waivers and reductions.

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

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

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

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement, requirements for substitution of generic products for branded prescription drugs, and increased transparency around drug pricing practices. For example, the Affordable Care Act contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. There also has been increased public and governmental scrutiny of the cost of drugs and drug pricing strategies, including by the U.S. Senate and federal and state prosecutors. In May 2018, former President Trump released the Blueprint which, along with related drug pricing measures proposed since the Blueprint, could cause significant operational and reimbursement changes for the pharmaceutical industry. Although a number of these and other proposed measures will require authorization through additional legislation to become effective, Congress and the Biden administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. For example, the Inflation Reduction Act of 2022, enacted on August 16, 2022, seeks to reduce prescription drug costs by, among other provisions, allowing Medicare to negotiate prices for certain high-cost prescription drugs in Medicare Parts B and D, imposing an excise tax on pharmaceutical manufacturers that refuse to negotiate pricing with Medicare, requiring inflation rebates to limit annual drug price increases in Medicare, and redesigning the Medicare Part D formula. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals including our product candidates, if any achieve approval.

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

The Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act or the civil monetary penalties statute. These and similar laws may be subject to further amendment or reinterpretation, and implementing regulations may be revised or reinterpreted, in ways that may significantly affect our business. For example, in November 2020 the U.S. Department of Health and Human Services issued rules that amended the regulations to the federal Anti-Kickback Statute; however, implementation of these rules has been and may continue to be affected by subsequent legislative or regulatory action or litigation delaying or challenging these rules. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Although we would not submit claims directly to payors, manufacturers can be held liable under the federal False Claims Act and other healthcare laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, will be subject to scrutiny under the False Claims Act. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties, and the potential for exclusion from participation in federal healthcare programs. The applicable civil penalties are subject to an annual increase based on inflation; effective January 30, 2023, the penalties are between $13,508 and $27,018 for each separate false claim. In addition, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. Further, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

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

The Affordable Care Act has been subject to challenges and numerous ongoing efforts to repeal or amend the Act in whole or in part. Since the November 2016 U.S. election, the U.S. Congress, as well as the administration of former President Trump, have made numerous efforts to repeal or amend the Affordable Care Act in whole or in part. For example, the Tax Cuts and Jobs Act, which former President Trump signed into law in December 2017, repealed the Affordable Care Act’s individual health insurance mandate, which is considered a key component of the Affordable Care Act. In addition, in December 2018, the U.S. District Court for the Northern District of Texas ruled (i) that the individual mandate was unconstitutional as a result of the associated tax penalty being repealed by Congress as part of the Tax Act; and (ii) the individual mandate is not severable from the rest of the Affordable Care Act, as a result the entire Affordable Care Act is invalid. In December 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the lower court decision, which was then appealed to the U.S. Supreme Court. On June 17, 2021, the U.S. Supreme Court held that state and individual plaintiffs did not have standing to challenge the individual mandate provision of the ACA; in so holding, the Supreme Court did not consider larger constitutional questions about the validity of this provision or the validity of the ACA in its entirety. Another case challenging the ACA’s requirement that private insurers cover certain preventative services is currently pending before the same U.S. District Court Judge in the Northern District of Texas who ruled against the individual mandate in 2018. In September 2022, the judge held that certain preventative services violated the U.S. Constitution and set a schedule for additional briefing regarding the scope of the remedy.  That briefing was completed in January 2023 and it is unclear when or how the court will rule. It is also unclear how this or any potential future litigation and other efforts to repeal and replace the ACA will impact the ACA. Thus, the full impact of the Affordable Care Act, or any law replacing elements of it, on our business remains unclear. These and other laws may result in additional reductions in healthcare funding, which could have a material adverse effect on customers for our product candidates, if we gain approval for any of them. Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our product candidates if we gain approval for any of them.

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

Good Laboratories Practice Certification for Nonclinical Research

To improve the quality of animal research, the CFDA promulgated the Administrative Measures for Good Laboratories Practice of Nonclinical Laboratory in 2003, which was amended in July 2017, and began to conduct the certification program of the GLP. In April 2007, the CFDA issued the Circular on Measures for Certification of Good Laboratory Practice, or CFDA Circular 214, providing that the NMPA is responsible for certification of nonclinical research institutions. Under CFDA Circular 214, the NMPA decides whether an institution is qualified for undertaking pharmaceutical nonclinical research upon the evaluation of the institution’s organizational administration, its research personnel, its equipment and facilities and its operation and management of nonclinical pharmaceutical projects. If all requirements are met, a GLP Certification will be issued by the NMPA and the result will be published on the NMPA’s website.

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

The Advantages of Category 1 New Drugs over Category 5 Drugs

Prior to the enactment of Reform Plan, Category 3 drugs are drugs which have already been marketed abroad by multinational companies, but are not yet approved in China, and Category 3 drugs now are reclassified as Category 5 according to the Reform Plan. NMPA issued the Circular on Chemical Drug Registration Classification and Requirements on Application Materials in June 2020 (effective in July 2020), which reaffirmed the principles of the classification of chemical drugs set forth by the Reform Plan, and made minor adjustments to the subclassifications of Category 5. According to such rule, Category 5.1 are innovative chemical drugs and improved new chemical drugs while Category 5.2 are generic chemical drugs, all of which shall have been already marketed abroad but not yet approved in China. Compared with the application for Category 5 drugs, the application for Category 1 domestic new drugs has a more straight-forward registration pathway. According to Provisions for Drug Registration and the Administration Measures for the Communication of Drug Development and Technical Review issued by NMPA on December 10, 2020, where breakthrough therapeutic drug procedure and priority procedure is granted, the application for clinical trial and marketing will be handled with priority and with enhanced communication with the CDE.

In comparison, according to Provisions for Drug Registration promulgated by the SAMR in 2020, the registration pathway for Category 5 drugs is complicated and evolving. Category 5 drug applications may only be submitted after a company obtains an NDA approval and receives the CPP granted by a major regulatory authority, such as the FDA or the EMA. Multinational companies may need to apply for conducting multi-regional clinical trials, which means that companies do not have the flexibility to design the clinical trials to fit the Chinese patients and standard-of-care. Moreover, a requirement to further conduct local clinical trials can potentially delay market access by several years from its international NDA approval. Further, according to Opinions on Reforming the Review and Approval Process for Drugs and Medical Devices issued by the State Council in August 2015, which is a guideline for future legislation and NMPA examination, the drugs which have already been marketed abroad may no longer be categorized as new drugs under Chinese law in the future, and therefore may not be able to enjoy any preferential treatment for new drugs. In order to implement this guideline, in March 2016, the CFDA issued the Reform Plan, which changed the registration category of chemical medicine stipulated in Provisions for Drug Registration. According to the Interpretation of Reform Plan issued by CFDA, a new drug refers to a drug that has never been marketed in China or abroad. And according to Provisions for Drug Registration promulgated by the SAMR in 2020 and the Circular on the Chemical Drug Registration Classification and Requirements on Application Materials which was promulgated by the NMPA on June 29, 2020 and came into effect on July 1, 2020, the interpretation on new drugs was also accepted.

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

In May 2016, the General Office of the State Council issued Circular 41, which signals that the drug marketing authorization holder system is finally put into implementation. Circular 41 allows institutions of drugs research and development and research specialist staff in Beijing, Tianjin, Hebei, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong and Sichuan, to act as the applicant of drugs registration and to submit applications for drug clinical trials and drug marketing. For those drugs newly registered after the effective date of Circular 41, applicants are allowed to submit applications for becoming a drug marketing authorization holder at the same time as they submit applications for drug clinical trials or drug marketing. In July 2016, the CFDA issued Circular on Conducting Works regarding the Pilot Program for the Drug Marketing Authorization Holder System, which provides further details on the application procedures stipulated in Circular 41. In August 2017, the CFDA issued the Circular on the Matters relating to Promotion of the Pilot Program for the Drug Marketing Authorization Holder System. This notice was issued, among other things, to advance implementation of a system pilot program for holders of drug marketing authorization, to delineate the rights and obligations of such holders, to enhance the quality control system for the drug manufacturing process and to improve the responsibility system over drug manufacturing and marketing supply chains. In October 2018, the Standing Committee of the National People’s Congress issued the Decisions on Extending the Term of the Pilot Program for the Drug Marketing Authorization Holder System in Several Regions, which extended the expiration date of the pilot program from November 4, 2018 to November 4, 2019.

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

Drug Clinical Practice Certification

To improve the quality of clinical trial, the CFDA promulgated the Administration Rules of Quality of Drug Clinical Practice in August 2003, which was further revised by the NMPA and the National Health Commission of the PRC, formerly known as the Ministry of Health or the National Health and Family Planning Commission, on April 23, 2020. The revised Administration Rules of Quality of Drug Clinical Practice came into effect on July 1, 2020.

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

In November 2016, the SCNPC promulgated the Cyber Security Law, which became effective in June 2017. The Cyber Security Law requires network operators to perform certain functions related to cybersecurity protection and strengthen the network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. When collecting and using personal information, in accordance with the Cyber Security Law, network operators shall abide by the “lawful, justifiable and necessary” principles. The network operator shall collect and use personal information by announcing rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. The network operator shall neither collect the personal information unrelated to the services they provide, nor collect or use personal information in violation of the provisions of laws and administrative regulations or the agreements with such persons, and shall process the personal information they store in accordance with the provisions of laws and administrative regulations and agreements reached with such persons. The network operator shall not disclose, tamper with or destroy personal information that it has collected, or disclose such information to others without prior consent of the person whose personal information has been collected, unless such information has been processed to prevent a specific person from being identified and such information from being restored. Each individual is entitled to require a network operator to delete his or her personal information if he or she finds that collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such operator and such individual, and is entitled to require any network operator to make corrections if he or she finds errors in such information collected and stored by such operator. Such operator shall take measures to delete the information or correct the error. Any individual or organization may neither acquire personal information by stealing or through other illegal ways, nor illegally sell or provide personal information to others. In September 2020, the CAC released the proposed amendment to the Cyber Security Law for public comment. The amendment proposed to impose more stringent legal liabilities for certain violations of the Cyber Security Law and systematically consolidate and unify penalties for violating security protection obligations relating to network operations, network information, critical information infrastructure, and personal information.

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

On December 28, 2021, the CAC, National Development and Reform Commission, or the NDRC, and several other administrations jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replace the Measures for Cybersecurity Review promulgated in April 2020 and effective in June 2020. According to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review, and an internet platform operator possessing personal information of over one million users and intending to be listed on a foreign stock exchange must be subject to the cybersecurity review.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, or the Security Assessment Measures, to regulate outbound data transfer activities, protect the information rights and interests of individuals, safeguard national security and social public interests, and promote the safe and free cross-border flow of data. Furthermore, the Security Assessment Measures provide that the security assessment for outbound data transfers shall follow principles of the combination of pre-assessment and continuous supervision and the combination of risk self-assessment and security assessment, so as to prevent the security risks arising from outbound data transfers and ensure the orderly and free flow of data according to the law. For outbound data transfers activities that have been carried out prior to the implementation of the Security Assessment Measures, and not in compliance with the Security Assessment Measures, rectification shall be completed within 6 months from the implementation of the Security Assessment Measures. The Security Assessment Measures further provide that a data processor intending to implement outbound data transfer under the following circumstances shall apply for security assessment to the CAC: (a) a data processor intending to provide critical data abroad; (b) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals intending to provide personal information abroad; (c) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1st of the previous year, intending to provide personal information abroad; and (d) other circumstances prescribed by the CAC for which application for security assessment for outbound data transfers is required.

Additional regulations, guidelines, and measures relating to data privacy and data protection are expected to be adopted, including the Measures for Security Assessment for Cross-border Transfer of Personal Information and Important Data (Draft for Comment), published in 2017, the Measures for Security Assessment for Cross-border Transfer of Personal Information (Draft for Comment), published in 2019, the Administrative Regulations on the Internet Data Security (Draft for Comment) published in November 2021, each of which indicates a trend of more stringent compliance requirements, and, if adopted or effective, would require security assessment and review before transferring personal health information out of China.

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

Article 19 of the Patent Law of the PRC provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the CNIPA for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the subject invention or utility model. This added requirement of confidential examination by the CNIPA has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China. Currently we have 9 invention patents granted by CNIPA and 18 invention patents under the application process.

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

We have completed the foreign exchange registration of PRC resident shareholders of Dr. Lan Huang and Mr. Linqing Jia.

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

On December 27, 2021, according to the Foreign Investment Law, the Ministry of Commerce of PRC, or the MOFCOM, and NDRC published the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2021), or the “Negative List”, which came into effect on January 1, 2022. The Negative List provides the scope of “restricted” or “prohibited” industries that have certain restrictions on foreign investment such as market entry clearance. Foreign investment in industries not included in the “negative list” are granted national treatment.

Regulations Relating to Overseas Listings

The relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law around July 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improves and reforms the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures provides that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed.

Furthermore, according to the Overseas Listing Trial Measures, if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear.

On February 17, 2023, CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided that (1) the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved; (2) on or prior to the effective date of the Overseas Listing Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filings before the completion of their overseas offering and listing; (3) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (4) the CSRC will solicit opinions from relevant regulatory authorities and complete the filings of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC, together with other authorities, jointly issued the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions requires PRC domestic enterprises or its overseas listing vehicles, among others, seeking to offer or list its securities in overseas markets either directly or indirectly, to establish and improve their confidentiality and archives administration systems and take other necessary measures to prevent them from disclosing state secrets, secrets related to state authorities’ affairs or undermining national or public interests. It further stipulates that it shall be subject to approval or filing procedures of competent authorities in accordance with relevant laws and regulations that PRC domestic enterprises or its overseas listing vehicles, among others, provide or publicly disclose documents or materials involving state secrets or secrets of state authorities or causing possible adverse effect on national security or public interests etc. to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.

Furthermore, according to the Negative List promulgated by the MOFCOM and the NDRC that became effective on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the relevant authorities of the PRC when listing and trading overseas. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ordinary shares.

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

The diagram below depicts our current organizational structure.

D.	Property, Plants and Equipment

We currently lease office space in New York, with total space of 7,238 rentable square feet. The lease expires in December 2023. Our current rent is $36,190 per month. Payments under the lease are expensed on a straight-line basis over the periods of the lease, and the terms of the leases do not contain contingent rent, renewal or purchase options.

We currently lease office space in New Jersey, with total space of 9,727 square feet. The lease expires in February 2027. Our current rent is $25,128 per month. Starting in August 2023, our annual rent will increase by $0.50 per square foot leased. We additionally pay for the cost of utilities, as well as our share of building real estate taxes and building operating expenses. Payments under the lease are expensed on a straight-line basis over the period of the lease.

We currently lease office space of 860.12 square meters in Dalian, China at approximately $2,655 per month. The lease expires in November 2023.

We currently lease office space of 222.68 square meters in Beijing, China at approximately $12,151 per month. The lease expires in April 2023.

Our subsidiary, SEED, has completed the build-out of a wet lab in Pennsylvania to support research and development efforts for the Ubiquitin Platform Technology. SEED currently leases permanent office space and lab space in Pennsylvania. The permanent space covers approximately 10,086 rentable square feet at a starting fixed rental of $37,823 per month. Starting in June 2023, SEED’s annual rent will increase by 3%. SEED additionally pays for the cost of its utilities, as well as its proportionate share of building real estate taxes, and building operating expenses, and has paid approximately $0.9 million for improvements to the leased property on behalf of the lessor. Payments under the lease are expensed on a straight-line basis over the period of the lease. Additionally, SEED has also purchased lab equipment of approximately $1.6 million as of December 31, 2022.

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

Overview

We are a clinical stage, global biopharmaceutical company focused on using its novel technology platform for drug discovery and development of innovative therapies to improve clinical outcomes for patients with high unmet medical needs. Our first-in-class lead asset, Plinabulin, is being developed as a “pipeline in a drug” in various cancer indications. We own global rights to Plinabulin in all countries except China. We own a 57.97% interest in our Chinese subsidiary, which owns 100% of the rights to Plinabulin in China. We are also developing three small molecule immune agents, currently in preclinical stages. Our subsidiary SEED is utilizing a unique TPD platform, or “molecular glue” technology, to develop innovative therapeutic agents from internal research and development efforts and from collaboration. SEED is collaborating with Eli Lilly to discover and develop new chemical entities through our unique TPD platform that could produce therapeutic benefit. Additionally, our subsidiary Wanchunbulin has entered into an exclusive commercialization and co-development agreement with Hengrui to develop additional indications for Plinabulin.

First, we are studying Plinabulin alone or in combination with G-CSF, including pegfilgrastim, for its potential benefit in the prevention of CIN. In September 2020, the combination received Breakthrough Therapy Designation from both the FDA and the NMPA. Based on the PROTECTIVE-2 Phase 3 registration study results, we filed an NDA with the FDA and the NMPA for the use of Plinabulin in combination with G-CSF for the prevention of CIN in March 2021. The NDA application was accepted by the FDA and the NMPA with priority review status. In November 2021, the FDA issued a Complete Response Letter for Plinabulin in combination with G-CSF for the prevention of CIN. In March 2023, we withdrew the NDA submission for the indication of “Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer” from the NMPA. We will continue to communicate with the NMPA regarding the re-filing of the NDA for the CIN indication and plan to re-file the NDA by mid-2023. In addition, Plinabulin in combination with pegfilgrastim is being studied in a Phase 1 investigator-initiated trial for the reduction of neutropenia burden in multiple myeloma patients who have undergone AHCT at Memorial Sloan Kettering Cancer Center.

Second, Plinabulin is being studied as an anti-cancer agent in a randomized study of combination with docetaxel vs. docetaxel alone for second- and third-line NSCLC, EGFR wild type (DUBLIN-3 Phase 3 registration study). The DUBLIN-3 study has completed global enrollment of 559 patients and final positive topline results from the study with significant overall survival benefit were reported in August 2021 and at ESMO in September 2021, with a potential NDA filing by mid-2023 in China.

Finally, Plinabulin, with the potent effect of maturing immune dendritic cells, is being studied in investigator-initiated trials for its therapeutic potential in combination with various immuno-oncology agents, mainly in patents who progressed on PD-1/PD-L1 antibodies, which we believe represent severe unmet medical needs. These studies include 1) in combination with nivolumab, a PD-1 antibody, for the treatment of NSCLC at UCSD, and the University of Washington (Phase 1 completed); 2) in combination with nivolumab, a PD-1 antibody, and ipilimumab, a CTLA-4 antibody, for the treatment of ES-SCLC at the Rutgers University and other U.S. clinical centers (Phase 1 completed, Phase 2 ongoing for patients who progressed on PD-1/PD-L1 antibodies); 3) in combination with PD-1 or PD-L1 antibodies and radiation for the treatment of patients with various cancers who progressed from PD-1/PD-L1 antibodies at MD Anderson Cancer Center; and 4) in combination with Keytruda® (pembrolizumab), a PD-1 antibody, and docetaxel for the treatment of NSCLC patients who progressed from PD-1/PD-L1 antibodies at Peking Union Medical College Hospital.

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

In addition to the clinical development programs in NSCLC and CIN for Plinabulin, we are utilizing our research collaborations to advance Plinabulin in clinical trials to investigate its therapeutic potential as an immuno-oncology agent. We provide financial support for these various investigator-initiated clinical trials as well as the drug supply of Plinabulin. In addition to exploring Plinabulin’s therapeutic potential in combination with immuno-oncology agents, we have a pipeline of preclinical immuno-oncology product candidates and de novo drug discovery with our unique “molecular glue” TPD platform in our subsidiary SEED. We believe the collaboration with Eli Lilly serves to validate this TPD platform and the future potential. We have utilized our research collaborations effectively and efficiently to advance these programs.

We have partnered with Hengrui to commercialize Plinabulin, if approved, in China through our subsidiary, Wanchunbulin. China recognized Plinabulin as a National Science and Technology Major Project for “essential new drug research and development.” Also, with receipt of the 2017 Grant, Plinabulin has been included in the National Drug Priority Review List. We believe that, pending drug approval and successful pricing negotiations with the Chinese government, the 2017 Grant could help position Plinabulin for inclusion in the National Insurance System, which would allow for faster access to patients and reimbursement. In the U.S. and for the rest of world, we currently plan to seek a commercialization partner to maximize Plinabulin’s potential in multiple cancer indications.

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

Through December 31, 2022, we have raised approximately $296.0 million in equity financings, $10.2 million of issuance of non-controlling interests, $10.0 million of issuance of preferred shares of SEED, $2.1 million from bank loans, of which $0.6 million has been forgiven in July 2021 and $1.5 million has been repaid in March 2022, $2.5 million in third party loans, of which $1.0 million has since been converted into an equity investment and $1.5 million has been repaid, and $14.4 million in shareholder loans, of which $6.0 million has been repaid and $8.4 million was assumed by Wanchun Biotech, the former holding company of our U.S. subsidiary, on July 20, 2015 pursuant to our internal restructuring, $10.0 million upfront payment to SEED from Eli Lilly, and approximately $31.0 million upfront payment to Wanchunbulin from Hengrui. As of December 31, 2022, we had cash and cash equivalents of $34.4 million.

Since inception we have incurred operating losses. Our net losses were $63.8 million, $68.2 million and $36.3 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, we had an accumulated deficit of $342.0 million and $375.3 million, respectively. Substantially all of our losses have resulted from funding our clinical trials, manufacturing our drug product, our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses may increase in connection with our ongoing activities, as we:

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

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all. In particular, the COVID-19 pandemic and the ongoing hostilities between Russia and Ukraine have caused, and is expected to continue to cause, market volatility, and under such market conditions, we may not be able to complete financing on reasonable terms or at all. The COVID-19 pandemic has affected our business and may continue to negatively affect certain of our business activities and results. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Industry, Business and Operation — We face risks related to health epidemics, pandemics and other outbreaks, which could significantly disrupt our operations” and “— Risks Related to Clinical Development of Our Product Candidates— The ongoing hostilities between Russia and Ukraine and ancillary developments may have an adverse effect on our business” for details. As the COVID-19 pandemic and the hostilities between Russia and Ukraine remain fluid and continue to evolve, the ultimate impact of such events on our business, financial condition and results of operations cannot be reasonably estimated at this time.

In January 2022, we announced an organizational streamlining initiative to re-focus certain of our resources on extending our cash runway and preserving long-term sustainability in light of the recent Complete Response Letter from the FDA for the NDA seeking approval of Plinabulin in combination with G-CSF for the prevention of CIN. This streamlining initiative included a reduction in force program impacting a number of employees. We reduced our U.S. workforce by approximately 35% to preserve cash resources. All employees affected by the workforce reduction were eligible to receive severance payments based on the applicable employee’s years of service with us and had the ability to elect, at their own cost, continuation of group health insurance coverage for 18 months post-termination. Each affected employee’s eligibility for the severance benefits was contingent upon such employee’s execution of a separation agreement, which included a general release of claims against us. The one-time severance-related charge, which represents the cash expenditures we incurred, associated with the workforce reduction was $0.9 million, all of which have been paid 2022. The severance-related charge is subject to a number of assumptions, and actual results may differ materially. We may also incur other charges or costs not currently contemplated due to events that may occur as a result of, or associated with, the workforce reduction.

Realignment of Segments

Starting from 2022, we have reorganized our segments from one reportable segment into two reportable segments, namely Plinabulin pipeline and TPD platform. The primary reason for such reorganization is that our chief operating decision maker, the Chief Executive Officer, increasingly manages and assesses the Company’s performance and operating results in respect of the allocation of resources by analyzing the operational results of these two reportable segments separately.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. In 2022, we generated $1.4 million of revenue through SEED’s research collaboration and license agreement with Eli Lilly and nil of revenue through Wanchunbulin’s exclusive commercialization and co-development agreement with Hengrui. The RMB 200 million upfront payment received by Wanchunbulin from Hengrui is recorded as deferred revenue and will be recognized as revenue over time after product approval using unit of delivery measure of progress. In the future, we may generate revenue from a combination of product sales, reimbursements, upfront payments, milestone payments and royalties in connection with existing and future collaborations. If we fail to complete the development of our product candidates in a timely manner or fail to obtain their regulatory approval, we will not generate revenue in the future.

Operating Expenses

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

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including executive, finance and human resource functions, and information technology, and share-based compensation costs. Other general and administrative expenses include professional fees for legal, consulting, auditing and tax services as well as other direct expenses for rent, insurance and supplies used in general and administrative activities. In January 2022, we announced an organizational streamlining initiative which includes a reduction-in-force program impacting a number of employees in an effort to reduce compensation costs, and a reduction in other operating costs. We currently do not expect to incur significant pre-commercialization costs in the near future. We also incur legal, compliance, accounting, directors and officers insurance, and investor and public relations expenses associated with being a public company.

Other Income (Expenses)

Other income consists primarily of interest income earned on our cash, foreign exchange gains, gain on loan forgiveness and gains on short-term investments.

Other expenses consist primarily of interest expenses.

Results of Operations

Comparison of Years Ended December 31, 2022 and 2021

The following table summarizes the results of our operations for the years ended December 31, 2022 and 2021, respectively, together with the percentage changes in those items:

	Years Ended December 31,
	2022	2021	Change
	(in thousands of U.S. Dollars (“$”))%
Revenue	1,351	1,351	0%
Operating expenses
Research and development	(25,582)	(36,888)	-31%
General and administrative	(13,008)	(30,703)	-58%
Loss from operations	(37,239)	(66,240)	-44%
Other (expense) income
Foreign exchange gain, net	(429)	231	-286%
Interest expenses	(17)	(87)	-80%
Interest income	195	98	99%
Other income, net	1,373	1,360	1%
Total other income	1,122	1,602	-30%
Net loss before income tax	(36,117)	(64,638)	-44%
Income tax expenses	(163)	(3,570)	-95%
Net loss	(36,280)	(68,208)	-47%

Research and Development Expenses

Research and development (R&D) expenses were $25.6 million for the year ended December 31, 2022 compared to $36.9 million for the year ended December 31, 2021. The $11.3 million decrease was primarily due to lower clinical development expense, lower regulatory fees and professional services expenses to support NDA submission, and lower personnel costs as a result of the organizational streamlining announced in January 2022.

R&D activities(1)	Year Ended December 31,
	2022	2021	Change
	(in thousands of U.S. Dollars (“$”))%
DUBLIN-3	2,973	3,987	-25%
PROTECTIVE-1	993	1,953	-49%
PROTECTIVE-2	1,664	1,969	-15%
Preclinical	5,128	3,517	46%
Other clinical trials	1,535	826	86%
Employee-related expenses	7,966	8,287	-4%
Share-based compensation	931	901	3%
Consultant and other	4,392	15,448	-72%
Total research and development	25,582	36,888	-31%

____________________________________

(1)

Due to the inherently unpredictable nature of preclinical and clinical development, we do not track all of our internal research and development expenses on a program-by-program basis as they primarily relate to personnel, early research, manufacturing and development, which are deployed across multiple projects under development. These costs are therefore shown separately.

General and Administrative Expenses

General and administrative (G&A) expenses were $13.0 million for the year ended December 31, 2022, compared to $30.7 million for the year ended December 31, 2021. The majority of the $17.7 million decrease was due to lower pre-commercialization expenses for Plinabulin and lower personnel costs, as a result of the organizational streamlining announced in January 2022. There were also decreases in professional services expenses.

Other Income (Expenses)

Other income for the year ended December 31, 2022 consisted primarily of $1.0 million of realized gain on forward contract, $0.4 million of foreign exchange loss, $0.3 million of investment income and $0.2 million of interest income and $0.1 million of unrealized gain on short-term investments. Other income for the year ended December 31, 2021 consisted primarily of $0.6 million of gain on loan forgiveness, $0.4 million of unrealized gain on change in fair value in forward contract, $0.2 million of foreign exchange gain, $0.1 million of unrealized gain on short-term investments, $0.1 million of investment income and $0.1 million of interest income.

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

Research and Development Expenses

Research and development (R&D) expenses were $36.9 million for the year ended December 31, 2021 compared to $41.8 million for the year ended December 31, 2020. The $4.9 million decrease was primarily due to lower clinical development expense and non-cash share-based compensation expense, partially offset by higher personnel expenses, pre-clinical and professional services expenses, as well as the $2.9 million NDA application fee paid to the FDA.

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

__________________________________

(1)

Due to the inherently unpredictable nature of preclinical and clinical development, we do not track all of our internal research and development expenses on a program-by-program basis as they primarily relate to personnel, early research, manufacturing and development, which are deployed across multiple projects under development. These costs are therefore shown separately.

General and Administrative Expenses

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

Other Income (Expenses)

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

Segment Revenue

The following table presents our revenues by segment for the years ended December 31, 2022, 2021 and 2020, respectively, together with the year-over-year percentage changes. There were no inter-segment revenues in each of the years presented.

	Years Ended December 31,
	2022	2021	YoY%	2020	YoY%
	(in thousands of U.S. Dollars (“$”), except percentages)
Revenue
Plinabulin pipeline	—	—	—	—	—
TPD platform	1,351	1,351	0%	180	651%

In November 2020, SEED entered into a research collaboration and license agreement with Eli Lilly to discover and develop new chemical entities that could produce therapeutic benefit through TPD, where SEED received an upfront cash payment.

To date, all of our revenues have been generated through SEED’s research collaboration and license agreement with Eli Lilly. Under ASC 606, we recognize the collaboration revenue over time on a straight-line basis. See Note 4 to our consolidated financial statements included in this Annual Report for more details related to the collaboration revenue.

Segment Operating Expenses

The following table presents our operating expenses by segment for the years ended December 31, 2022, 2021 and 2020, respectively, together with the year-over-year percentage changes. Each segment’s operating expenses include inter-segment expenses.

	Years Ended December 31,
	2022	2021	YoY%	2020	YoY%
	(in thousands of U.S. Dollars (“$”), except percentages)
Operating Expenses
Plinabulin pipeline
Research and development	18,180	32,077	-43%	41,169	-22%
General and administrative	11,346	29,737	-62%	21,534	38%
TPD platform
Research and development	7,442	4,851	53%	629	671%
General and administrative	1,862	1,166	60%	1,091	7%
Intersegment eliminations	240	240	0%	32	650%
Total Operating Expenses	38,590	67,591	-43%	64,391	5%

Plinabulin pipeline

Research and development (R&D) expenses were $18.2 million for the year ended December 31, 2022, compared to $32.1 million for the year ended December 31, 2021. The $13.9 million decrease was primarily due to lower clinical development expense, lower regulatory fees and professional services expenses to support NDA submission, and lower personnel costs as a result of the organizational streamlining announced in January 2022.

Research and development (R&D) expenses decreased from $41.2 million for the year ended December 31, 2020 to $32.1 million for the year ended December 31, 2021. The $9.1 million decrease was primarily due to lower clinical development expense resulting from the completion of our major clinical studies and a non-cash credit related to the reversal of share-based compensation expense, partially offset by the $2.9 million NDA application fee paid to the FDA.

General and administrative (G&A) expenses were $11.3 million for the year ended December 31, 2022, compared to $29.7 million for the year ended December 31, 2021. The majority of the $18.4 million decrease was due to lower pre-commercialization expenses for Plinabulin and lower personnel costs, both resulting from the organizational streamlining announced in January 2022. There were also decreases in professional services expenses.

General and administrative (G&A) expenses increased from $21.5 million for the year ended December 31, 2020 to $29.7 million for the year ended December 31, 2021. The majority of the $8.2 million increase was due to higher pre-commercialization expenses for Plinabulin. There were also increases in personnel costs, D&O insurance, travel and other expenses. These increases were partially offset by a non-cash credit related to the reversal of share-based compensation expense.

TPD platform

Due to the inherently unpredictable nature of preclinical development, we do not track all of TPD platform’s research and development expenses on a program-by-program basis as they primarily relate to personnel, early research and development, which are deployed across multiple projects.

Research and development (R&D) expenses were $7.4 million for the year ended December 31, 2022, compared to $4.9 million for the year ended December 31, 2021. The $2.5 million increase was primarily due to higher in-house personnel costs and higher overhead costs including the rent of wet lab, the depreciation expenses for lab equipment, and the costs of lab consumables. There were also increases in costs related to outsourced research and development activities.

Research and development (R&D) expenses increased from $0.6 million for the year ended December 31, 2020 to $4.9 million for the year ended December 31, 2021. The $4.3 million increase was primarily due to higher costs related to outsourced research and development activities, higher in-house personnel costs and higher professional services expenses for the consulting services provided by TPD platform’s major scientific advisors.

General and administrative (G&A) expenses were $1.9 million for the year ended December 31, 2022, compared to $1.2 million for the year ended December 31, 2021. The $0.7 million increase was mainly due to higher personnel costs and higher overhead costs including office rent and utilities, partially offset by lower professional services expenses.

General and administrative (G&A) expenses increased from $1.1 million for the year ended December 31, 2020 to $1.2 million for the year ended December 31, 2021. The minor $0.1 million increase was mainly resulted from higher personnel costs.

Non-Accelerated Filer and Foreign Private Issuer

As a non-accelerated filer, we intend to rely on an exemption from the rule requiring us to provide an auditor’s attestation report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and potential exemptions from the rule requiring us to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

We comply with the reporting requirements under the Exchange Act as a non-U.S. company with foreign private issuer status, and as such, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

Since inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our negative cash flows have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred consolidated net losses of $36.3 million, $68.2 million and $63.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, we had an accumulated deficit of $375.3 million and $342.0 million, respectively. Our primary use of cash is to fund research and development costs and for general and administrative costs. Our operating activities used $27.5 million, $47.2 million and $43.7 million of cash during the years ended December 2022, 2021 and 2020, respectively. We have financed our operations with a combination of equity offerings, shareholder and third-party loans, including bank loans, and collaboration arrangements. For the year ended December 31, 2022, we have received aggregate net cash proceeds of $5.0 million from the sales of our subsidiary’s equity securities.

Our liquidity is affected by financing activities, our clinical trials, and research and development and general and administrative expenses. In order to operate as a going concern in the foreseeable future, we will need, among other things, to successfully implement our cost reduction plan and to obtain timely regulatory approvals. Our cost reduction plan includes the deferral of certain research, development and clinical projects and reduction of operating expenses until we obtain regulatory approvals for our product candidates. While we believe our cost reduction plan will preserve the funds needed for us to continue as a going concern, if this plan is unsuccessful, then we may need to realize assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in our financial statements. In the medium to long term, we will need, among other things, additional capital resources. We are evaluating various financing alternatives to fund our operations, including equity and debt financings, potential licensing and partnership arrangements, and potential sales of products after obtaining regulatory approvals. There can be no assurance that capital will be available as necessary to meet our working capital requirements or, if the capital is available, that it will be on terms acceptable to us. The issuances of additional equity securities by us may result in dilution in the equity interests of our current shareholders. Obtaining commercial loans, assuming those loans will be available, will increase our liabilities and future cash commitments and may include financial covenants and restrictions. If we are unable to obtain financing in the amounts and on terms deemed acceptable, our business and future success will be materially and adversely affected.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
	(in thousands of U.S. Dollars (“$”))
Net cash used in operating activities	(27,464)	(47,242)	(43,745)
Net cash provided by (used in) investing activities	17,560	(20,413)	(52)
Net cash provided by financing activities	3,431	1	117,835
Net effect of foreign exchange rate changes	(756)	(258)	(434)
Net increase (decrease) in cash and cash equivalents	(7,229)	(67,912)	73,604

Net Cash Used in Operating Activities

The cash used in operating activities for the years ended December 31, 2022, 2021 and 2020 resulted primarily from our net losses of $36.3 million, $68.2 million and $63.8 million, respectively, adjusted for non-cash charges and changes in components of working capital. During 2022, these non-cash charges mainly consisted of $1.7 million of non-cash share-based compensation and $0.9 million of non-cash operating lease expenses, partially offset by a credit of $1.1 million resulting from changes in fair value in forward contract. Net cash used in operating activities was $27.5 million for the year ended December 31, 2022, compared to $47.2 million for the year ended December 31, 2021. The $19.7 million decrease was primarily due to a decrease of operating cash expenditures during the year, partially offset by $10.2 million of cash proceeds from short-term investments classified as trading securities. Net cash used in operating activities was $47.2 million for the year ended December 31, 2021, compared to $43.7 million for the year ended December 31, 2020. The $3.5 million increase was primarily due to an increase of operating cash expenditures during the year, partially offset by an upfront payment of $31.0 million received from Hengrui under the exclusive commercialization and co-development agreement.

The primary use of our cash in the periods presented was to fund the development of our research and development, regulatory and other clinical trial costs and related administrative costs. Our advances to suppliers and other current assets, accounts payable and accrued expense balances in all periods presented were affected by the timing of vendor invoicing and payments.

Net Cash Used in Investing Activities

Net cash provided by investing activities for the year ended December 31, 2022 was $17.6 million, net cash used in investing activities for the year ended December 31, 2021 was $20.4 million, and net cash used by investing activities for the year ended December 31, 2020 was $52.0 thousand. During 2022, net cash was primarily provided by maturity of short-term investments classified as available-for-sale securities. During 2021, net cash was primarily used for purchasing short-term investments and acquiring long-lived assets, including equipment and leasehold improvements. During 2020, net cash was primarily used for acquiring long-lived assets.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 increased to $3.4 million, from nil for the year ended December 31, 2021. The increase was primarily attributable to the net proceeds of $5.0 million we received from the issuance of contingently redeemable noncontrolling interests, which is the issuance of SEED’s Series A-2 Preferred Shares. Net cash provided by financing activities decreased to nil in the year ended December 31, 2021, from $117.8 million in the year ended December 31, 2020.

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

Our liquidity is affected by financing activities, our clinical trials, and research and development and general and administrative expenses. In order to operate as a going concern in the foreseeable future, we will need, among other things, to successfully implement our cost reduction plan and to obtain timely regulatory approvals. Our cost reduction plan includes the deferral of certain research, development and clinical projects and reduction of operating expenses until we obtain regulatory approvals for our product candidates. While we believe our cost reduction plan will preserve the funds needed for us to continue as a going concern, if this plan is unsuccessful, then we may need to realize assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in our financial statements. In the medium to long term, we will need, among other things, additional capital resources. There can be no assurance that capital will be available as necessary to meet our working capital requirements or, if the capital is available, that it will be on terms acceptable to us. The issuances of additional equity securities by us may result in dilution in the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans will be available, will increase our liabilities and future cash commitments and may include financial covenants and restrictions. If we are unable to obtain financing in the amounts and on terms deemed acceptable, our business and future success will be materially and adversely affected. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our product candidates.

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

We currently lease office space in New York, with total space of 7,238 rentable square feet. The lease expires in December 2023. Our current rent is $36,190 per month. Payments under the lease are expensed on a straight-line basis over the periods of the lease, and the terms of the lease do not contain contingent rent, renewal or purchase options.

We currently lease office space in New Jersey, with total space of 9,727 square feet. The lease expires in February 2027. Our current rent is $25,128 per month. Starting in August 2023, our annual rent will increase by $0.50 per square foot leased. We additionally pay for the cost of utilities, as well as our share of building real estate taxes and building operating expenses. Payments under the lease are expensed on a straight-line basis over the period of the lease.

We currently lease office space of 860.12 square meters in Dalian, China at approximately $2,655 per month. The lease expires in November 2023.

We currently lease office space of 222.68 square meters in Beijing, China at approximately $12,151 per month. The lease expires in April 2023.

Our subsidiary, SEED, has completed the build-out of a wet lab in Pennsylvania to support research and development efforts for the Ubiquitin Platform Technology. SEED currently leases permanent office space and lab space in Pennsylvania. The permanent space covers approximately 10,086 rentable square feet at a starting fixed rental of $37,823 per month. Starting in June 2023, SEED’s annual rent will increase by 3%. SEED additionally pays for the cost of its utilities, as well as its proportionate share of building real estate taxes, and building operating expenses, and has paid approximately $0.9 million for improvements to the leased property on behalf of the lessor. Payments under the lease are expensed on a straight-line basis over the period of the lease.

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

Research and Development

Our research and development expenses primarily are comprised of costs incurred in performing research and development activities, including related personnel salaries and benefits, consultant fees and related costs, raw materials and supplies to develop product candidates, patent-related costs incurred in connection with filing patent applications and external costs of outside vendors engaged to conduct clinical development activities and trials. See “—A. Operating Results—Components of Results of Operations—Expenses—Research and Development Expenses.”

Intellectual Property

As of March 15, 2023, we owned or co-owned 159 patents, in 41 jurisdictions, including 22 issued U.S. patents. We also owned 17 pending U.S. non-provisional patent applications as well as corresponding patent applications pending in other jurisdictions and three pending U.S. provisional patent applications. In addition, we owned five pending international patent applications related to Plinabulin filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to use of Plinabulin in combination with an anti-CD47 agent for treating cancer, use of Plinabulin in treating immune checkpoint inhibitor-resistant patients, use of Plinabulin as a monotherapy in treating certain cancers, kits and methods for providing and administering plinabulin, and Plinabulin impurities. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

Research Contract Costs and Accruals

We have entered into various research and development contracts with research institutions and other companies in China, the U.S., and Europe. Related payments are recorded as research and development expenses as incurred. We record accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, we analyze progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from our estimates. Our historical accrual estimates have not been materially different from the actual costs.

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

Below is a list of the names and ages of our co-founder, directors and executive officers (including officers of BeyondSpring Pharmaceuticals, Inc., or BeyondSpring U.S.) as of March 1, 2023, and a brief account of the business experience of each of them. The business address for our directors and officers and the officers of BeyondSpring U.S. is c/o BeyondSpring Inc., 28 Liberty Street, 39th Floor, New York, NY 10005.

Name	Age	Position(s)
Executive Officers
Lan Huang, Ph.D.	52	Co-Founder, Chairperson and Chief Executive Officer
G. Kenneth Lloyd, Ph.D.	79	Chief Scientific Officer

Non-Employee Directors
Brendan Delaney, MBA	48	Director
Patrick Fabbio, MBA	55	Director
Matthew Kirkby, M.A.	54	Director
Jiangwen Majeti, Ph.D., MBA	55	Director
Yanbin Xie, M.D.	64	Director
Sihai Xu, MBA	51	Director

Executive Officers

Lan Huang, Ph.D. is our co-founder, Chairperson and Chief Executive Officer and has been a member of our board of directors since November 2014. Dr. Huang brings over 15 years of entrepreneurial experience in the Chinese and U.S. biotechnology industries. In 2010, Dr. Huang co-founded Wanchun Biotech, the former holding company of our U.S. subsidiary. In 2007, Dr. Huang co-founded Wuxi MTLH Biotechnology Co. Ltd, where she served as Chief Executive Officer in 2010 and continues to hold a directorship. The rights related to the development and marketing of the peptide drug in China, which drug Dr. Huang designed while at Wuxi MTLH Biotechnology Co. Ltd, were sold to Shanghai Pharmaceutical Group in 2010. Additionally, in 2008, Dr. Huang co-founded Paramax International Inc., a CRO that conducts clinical trials for global biopharmaceutical and medical device companies. Paramax International Inc. was acquired by ReSearch Pharmaceutical Services, Inc. in 2009. Currently, Dr. Huang serves on the board of directors of Sincere Efforts Foundations Inc., a non-profit organization. Dr. Huang was trained at Memorial Sloan Kettering Cancer Center from 1998 to 2002, where her research in cancer signaling pathways involving P53 degradation was published in Science. Her translational research in cancer signaling pathways involving RAS was published in two Nature papers. She has invented and holds patents for a number of biotech products for oncology and dermatology indications. Dr. Huang received her B.A., magna cum laude and Phi Beta Kappa, from Lawrence University, where she served as a trustee from 2012 to 2015. She received her Ph.D. in chemistry from the University of California at Berkeley, where she won the international-level Women’s Opportunity Award given by Soroptimist International. She also studied at Fudan University in Shanghai, China.

G. Kenneth Lloyd, Ph.D. resumed serving as our Chief Scientific Officer in March 2021. Dr. Lloyd served as our Chief Scientific Officer Emeritus and Senior Advisor from January 2020 to March 2021, and was our Chief Scientific Officer from June 2015 to December 2019. Dr. Lloyd also served as the Chief Scientific Officer of Wanchun Biotech, the former holding company of our U.S. subsidiary, from 2013 to 2014. Dr. Lloyd has more than 45 years of experience in the pharmaceutical industry, with a focus on novel drug discovery and development, working in both large pharma (F. Hoffman LaRoche, Synthelabo and Wyeth Ayerst) and start-up biotechs (SIBIA, Nereus). From 2012 to 2015, Dr. Lloyd served as a scientific consultant for Triphase Accelerator Corporation, a company focused on clinically enabling and out-licensing oncology assets. From 2000 to 2012, Dr. Lloyd served as the Chief Scientific Officer of Nereus, where he was responsible for the discovery, selection and development of Plinabulin. Dr. Lloyd has also led the development of marizomib (proteasome inhibitor for multiple myeloma), progabide and the discovery and early development of zolpidem. In addition to serving as a director of GKOL Inc., a consulting firm he co-founded, Dr. Lloyd also holds a directorship at Verne Mendel Medical Corporation, a company focused on developing pharmaceutical product candidates to treat mitochondrial degenerative diseases. Dr. Lloyd received his undergraduate education and M.S. in biochemistry at McGill University and earned his Ph.D. in pharmacology and toxicology from the University of Toronto, followed by a post-doctoral fellowship at F. Hoffman LaRoche in Basel. He has more than 300 publications in journals that include Science, Nature and the New England Journal of Medicine.

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

Patrick Fabbio, MBA has served on our board since January 2018. Mr. Fabbio is currently the Chief Financial Officer of Protara Therapeutics, Inc. Mr. Fabbio has more than 30 years of financial, operational and transactional leadership experience in both publicly-traded and privately-held life science and pharmaceutical companies. Prior to joining Protara Therapeutics, Inc., Mr. Fabbio was Chief Financial Officer of Rafael Holdings, Inc. Previously he served as the Chief Financial Officer of WindMIL Therapeutics Inc., Progenics Pharmaceuticals, Inc., electroCore Medical, LLC; Vice President of Finance at NPS Pharmaceuticals, Inc.; Vice President of Finance, Innovation and Growth at Catalent Pharma Solutions Inc.; and Chief Financial Officer at Ikano Therapeutics. His other prior financial positions include roles at Sanofi, UniPath Diagnostics, BioMatrix and Coopers & Lybrand. He received his B.B.A. in accounting at Pace University and MBA from the Stern School of Business at New York University.

Matthew Kirkby, M.A. has served on our board since October 2016. Mr. Kirkby brings over 20 years of banking experience to our board. He has held senior management positions in London, Hong Kong and Singapore. From 2015 to 2016 Mr. Kirkby served as Head of Corporate Banking Asia Pacific for HSBC in Hong Kong. From 2012 to 2015, Mr. Kirkby was the Chief Executive Officer North Asia and Co-Head of Investment Banking for CIMB in Hong Kong. He served as Managing Director, Global Head of ECM and Corporate Finance from 2008 to 2010 and Managing Director, Head of Global Banking Asia Pacific from 2010 to 2012 at the Royal Bank of Scotland. Between 1999 and 2007 Mr. Kirkby held various positions at ABN AMRO. He is currently a director or adviser to a number of privately-held companies. He received his M.A. in jurisprudence at Pembroke College, University of Oxford in the United Kingdom.

Jiangwen (Jen) Majeti, Ph.D., MBA has served on our board since August 2022. Dr. Majeti is an investor, biotech company advisor, and executive with more than 20 years of experience in the biotech and pharmaceutical industry. She carried out diverse roles with increasing responsibilities in both biotech and large multinational companies, encompassing cross-functional experiences in R&D, business development, supplier management, and outsourcing in the biopharmaceutical industry. Most recently, she was the Head of Global Collaborations and General Manager, China of Erasca, a NASDAQ traded company, managing global collaboration, and overseeing CROs to increase productivity and minimize costs. Prior to that, she was Global Category Leader for Roche External Alliance, Senior Director of Business Development for BioDuro, and Senior Scientist at Amgen. Dr. Majeti is the past president and currently serving on the board of directors of the Chinese-American Biopharmaceutical Society, a non-profit organization with more than 3,000 members focused on building a stronger community among biopharmaceutical professionals in the U.S. and China. She is also a member of the BayHelix Group, a non-profit professional organization of business leaders with a mission to shape the growth of the life sciences and healthcare industry globally with a strong presence in China and the U.S. Dr. Majeti received her Ph.D. in molecular genetics from the University of Wisconsin at Madison, and obtained her postdoctoral training at the Howard Hughes Medical Institute of the University of California, San Francisco. She also earned an MBA from the Leavey School of Business at Santa Clara University, graduating as a member of the Beta Gamma Sigma Honor Society. She completed her undergraduate studies in biochemistry at Fudan University in China.

Yanbin Xie, M.D. has served on our board since May 2016. Dr. Xie has had a long career in drug development research. Dr. Xie has been the co-Chief Executive Officer for Ascentawits Pharmaceuticals, Ltd. since January 2018. From 2011 to January 1, 2018, Dr. Xie was the General Manager of ICON Clinical Research (Beijing No. 2) Co., Limited, formerly BeijingWits Medical Consulting Ltd., a provider of outsourced development services to the biotechnology, pharmaceutical and medical device industries. At ICON, Dr. Xie was responsible for coordinating strategic goals and development, training management teams and overseeing regulatory compliance. Dr. Xie founded BeijingWits, the first Chinese joint venture CRO, in 1997 with the goal of bringing international standards for clinical trials to China. Dr. Xie continues to hold a directorship at BeijingWits Science & Technology Co. Ltd., which she has held since 1995. Dr. Xie received her M.D. from Shanxi Medical University, in Taiyuan, China, specializing in clinical medicine.

Sihai Xu, MBA has served on our board since August 2022. Mr. Xu was previously our employee and served as International Business Coordinator from November 2016 to January 2022. Mr. Xu has been an accomplished financial executive for almost 30 years in China. His most recent role since 2014 is the CFO and board member of BOJI Health Investment Management (Shanghai) Co., Ltd. Prior engagements include CFO of Henan Plastic Surgery Hospital, CFO of Shanghai BOJI Hospital Investment Management Co., Ltd., CFO of Henan Zhiyi Investment Management Co., Ltd., and Director of Finance of Luoyang Chundu Group. As a financial advisor and strategic investor, Mr. Xu has participated in pre-IPO, IPO, and major asset restructuring for dozens of public companies in China and Hong Kong, such as Henan Taloph Pharmaceutical Stock Co., Ltd., and Henan Lingrui Pharmaceutical Co., Ltd., Xinxiang Chemical Fiber Co. Ltd., Central China Land Media Co. Ltd., and China Molybdenum Co., Ltd.. Mr. Xu received his MBA from Renmin University in China and his bachelor’s degree from Henan University of Economics and Law in China, with a major in Financial Accounting. He is experienced with China GAAP.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principle Executive Offices:	U.S.
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	4
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

Compensation of Executive Officers and Directors in 2022

With respect to the year ended December 31, 2022, the aggregate cash compensation, including benefits in kind, accrued or paid by us and our subsidiaries to our directors and executive officers who served during the year ended December 31, 2022, was $2.8 million, and the aggregate equity compensation by us and our subsidiaries to our directors and executive officers was $7.6 thousand (including stock options exercised and restricted shares vested), as described in “—2017 Omnibus Incentive Plan” below). This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry. In respect of the year ended December 31, 2022, this amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses in the form of matching employer contributions to a U.S. 401(k) retirement plan. Executive officers, as applicable participate in the 401 (k) retirement plan on the same basis as other full-time employees generally.

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

Jeffrey Vacirca Consulting Agreement

Jeffrey Vacirca, M.D., F.A.C.P. served on our board from December 2020 to June 2022. In addition to his director agreement as described above, Dr. Vacirca was also party to a consulting agreement, entered into with us on January 26, 2021. Under his consulting agreement, Dr. Vacirca provided general consulting services of a clinical, regulatory or commercial nature with respect to Plinabulin and other pipeline programs. As consulting fees,  Dr. Vacirca received options with a Black Scholes value of $120,000 on January 1, 2022, consisting of 35,190 options with a per share exercise price of $4.53. The options have been fully vested. The consulting agreement was terminated on January 26, 2023 and no pro rata option grant was made to Dr. Vacirca in respect of his 2023 service.

Brendan Delaney Consulting Agreement

In addition to his director agreement as described above, Mr. Delaney was also party to a consulting agreement, entered into with us on November 6, 2021 and terminated on November 6, 2022. Under his consulting agreement, Mr. Delaney provided general consulting services of commercial nature on Plinabulin and other pipeline programs. He received an annual consulting fee of $120,000, which he was entitled to elect (no later than December 31 of the prior year) to receive in cash or in the form of nonqualified stock options, valued using Black-Scholes option pricing model. Mr. Delaney elected to receive payment of his pro-rated 2021 consulting fee in options and his 2022 consulting fee in the form of cash. Mr. Delaney’s nonqualified stock options in respect of 2021 were granted on November 6, 2021, consisting of 2,673 options with a per share exercise price of $15.18. These 2,673 options were forfeited in February 2023 because they were not exercised within the exercisable period.

Outstanding Director Equity Awards

We made the following grants of options to our non-employee directors during 2022:

●

On January 1, 2022, we made the following grants of nonqualified stock options to our non-employee directors in respect of their annual option grant entitlements for fiscal year 2022 under their Director Agreements (subject to the one-year vesting as described above): Mr. Delaney, 5,000 options (reflecting pro-ration based on July 2021 start date); Mr. Fabbio, 10,000 options; Mr. Kirkby, 10,000 options; Mr. Mark Santos (who resigned from our Board of Directors effective June 9, 2022), 2,500 options (reflecting pro-ration based on October 2021 start date); Dr. Vacirca, 10,000 options; Dr. Xie, 10,000 options; Ms. Christine Ying Zhao (who resigned from our Board of Directors effective January 1, 2023), 10,000 options; and Dr. Daniel L. Zabrowski (who resigned from our Board of Directors effective June 9, 2022), 10,000 options. Grants to Mr. Santos, Dr. Vacirca and Dr. Zabrowski were forfeited in connection with their separation from service in June 2022.

●

On March 7, 2022, we made the following grants of options to our non-employee directors in respect of their services on certain ad-hoc committees: Mr. Delaney, 10,000 options, Mr. Fabbio, 10,000 options; Mr. Kirkby, 10,000 options; Mr. Santos, 10,000 options; Dr. Vacirca, 10,000 options; Ms. Zhao, 10,000 options; and Dr. Zabrowski, 10,000 options. Grants to Mr. Santos, Dr. Vacirca and Dr. Zabrowski were forfeited in connection with their separation from service in June 2022.

●

On August 23, 2022, we made an initial option grant of 20,000 nonqualified stock options to Dr. Majeti and Mr. Xu, respectively, pursuant to their Director Agreements (subject to the three-year vesting as described above).

In addition, on February 10, 2023, we made the following grants of options to our non-employee directors in respect of their annual option grant entitlements for fiscal year 2023 under their Director Agreements (subject to the one-year vesting as described above): Mr. Delaney, 15,000; Mr. Fabbio, 15,000 options; Mr. Kirkby, 15,000 options; Dr. Majeti 5,625 options (reflecting pro-ration based on August 2022 start date); Dr. Xie, 15,000 options; and Mr. Xu, 5,625 options (reflecting pro-ration based on August 2022 start date).

As of March 1, 2023, our non-employee directors held the following number of options and restricted shares:

	Options
Non-Employee Director	Vested	Unvested	Exercise Price	Expiration Date	Unvested Restricted Shares
Brendan Delaney	6,666	13,334	$9.62	07/07/2031	—
	5,000	—	$4.53	01/01/2032	—
	10,000	—	$1.99	03/07/2032	—
	—	15,000	$2.68	02/10/2033	—
Patrick Fabbio	—	—	—	—	510
	5,000	—	$11.03	08/01/2030	—
	10,000	—	$12.20	01/01/2031	—
	10,000	—	$4.53	01/01/2032	—
	10,000	—	$1.99	03/07/2032	—
	—	15,000	$2.68	02/10/2033	—
Matthew Kirkby	—	—	—	—	510
	5,000	—	$11.03	08/01/2030	—
	10,000	—	$12.20	01/01/2031	—
	10,000	—	$4.53	01/01/2032	—
	10,000	—	$1.99	03/07/2032	—
	—	15,000	$2.68	02/10/2033	—
Jiangwen Majeti	—	20,000	$1.50	08/23/2032	—
	—	5,625	$2.68	02/10/2033	—
Yanbin Xie	—	—	—	—	454
	5,000	—	$11.03	08/01/2030	—
	10,000	—	$12.20	01/01/2031	—
	10,000	—	$4.53	01/01/2032	—
	—	15,000	$2.68	02/10/2033	—
Sihai Xu	—	20,000	$1.50	08/23/2032	—
	—	5,625	$2.68	02/10/2033	—

For additional information regarding equity-based grants under our 2017 Omnibus Incentive Plan, see “—2017 Omnibus Incentive Plan.”

Employment Agreements (Fiscal Year 2022 Executive Officers)

Lan Huang, Chief Executive Officer

Dr. Lan Huang, our Co-founder, Chairperson, Chief Executive Officer and Principal Financial Officer, is party to an amended and restated employment agreement with BeyondSpring U.S. dated as of November 10, 2016, as amended by those letter amendments effective January 1, 2020, January 19, 2021, January 11, 2022, and April 1, 2023. Beginning in fiscal year 2020, Dr. Huang’s employment agreement provides for an annual base salary of $520,000, which is subject to review and adjustment in accordance with company policy (which remained unchanged for 2021, other than subject to reduction for the amount of base salary Dr. Huang receives from SEED, as described below). Beginning in fiscal year 2022, Dr. Huang’s annual base salary increased to $540,800 representing a 4% cost of living adjustment or COLA. Starting from April 1, 2023, Dr. Huang’s annual base salary, except for the amount of base salary Dr. Huang received from SEED as described below, is reduced by 25% to $263,640. Dr. Huang is eligible to participate in any bonus program, on a basis consistent with that applicable to other employees at her level, in accordance with company policy, with a target annual merit bonus of 50% of base salary for fiscal year 2022. Dr. Huang’s 2022 bonus award was paid partially in stock options as described in the letter amendment dated January 11, 2022. The cash portion of Dr. Huang’s 2022 bonus award of $65,910 (paid in early 2023) represented 50% of target, reduced by Dr. Huang’s bonus award received from SEED as described below. Dr. Huang is also eligible to receive payment for the full cost of her medical insurance. Dr. Huang’s employment is at will, and can be terminated by us at any time or by Dr. Huang upon three months’ notice. Dr. Huang’s employment agreement contains a two year non-solicit of employees, a confidentiality provision and an assignment of intellectual property provision. Pursuant to the employment agreement. Effective with the January 11, 2022 amendment, in the event that Dr. Huang’s employment is terminated by the Company without “cause” or by Dr. Huang with “good reason” (as each such term is defined in the employment agreement), Dr. Huang would become entitled (subject to her execution and nonrevocation of a release of claims) to the payment of (i) her then base salary for the nine (9) month period commencing on the date of termination, or the Severance Period, payable over the Severance Period in regular installments in accordance with the Company’s normal payroll practices and (ii) a pro-rated portion of any bonus earned for the year in which the date of termination occurs, based on actual performance results, and paid at the same time as other senior executives.

Dr. Huang is also party to a separate employment agreement with a subsidiary of SEED, pursuant to which Dr. Huang is assigned to SEED on a part-time basis (approximately 12% of her work time prior to July 1, 2021, 20% of her work time effective as of July 1, 2021, and 35% of her work time effective as of January 12, 2022) and receives a base salary from SEED of $189,280, which reduces her base salary from us. Prior to July 1, 2021, Dr. Huang’s base salary from SEED was set at $62,400. From July 1, 2021 to January 11, 2022, this amount was $104,000. Dr. Huang received a cash bonus of $94,640 from SEED for her 2022 bonus award, which represented 100% of the target. If Dr. Huang’s employment with SEED terminates other than for cause, Dr. Huang will resume full time employment with us and her base salary from us will be restored.

Elizabeth Czerepak, Former Executive Vice President, Chief Financial Officer

Ms. Elizabeth Czerepak became our Executive Vice President and Chief Financial Officer effective April 21, 2022, having previously served as our Chief Financial Officer from September 21, 2020 through April 20, 2022. Ms. Czerepak resigned as our Executive Vice President and Chief Financial Officer effective May 17, 2022.

Prior to her resignation, Ms. Czerepak was party to an employment agreement, dated September 11, 2020, as amended, which provides for an annual base salary of $430,000, which is subject to review and adjustment in accordance with company policy (which remained unchanged for 2021). Beginning in fiscal year 2022, Ms. Czerepak’s annual base salary was increased to $447,200 representing a 4% cost of living adjustment or COLA. In connection with her promotion effective April 21, 2022, Ms. Czerepak’s annual base salary increased $50,000, effective retroactively to January 1, 2022. She also received a one-time special bonus of $95,000, subject to required withholding. Due to her departure from the Company, Ms. Czerepak was ineligible for, and did not receive, an annual merit bonus in accordance with company policy for 2022. Following her resignation, Ms. Czerepak remains bound by the two year non-solicit of employees provision, the confidentiality provision and the assignment of intellectual property provision contained in her employment agreement.

Ramon Mohanlal, M.D., Former Chief Medical Officer, EVP, R&D

During the year ended December 31, 2022, Dr. Ramon Mohanlal, our former Chief Medical Officer, was party to an amended and restated employment agreement with BeyondSpring U.S., dated as of November 10, 2016, as amended by that letter amendment effective July 1, 2019 and that letter agreement dated January 11, 2022. Dr. Mohanlal’s employment agreement provides for an annual base salary of $430,000, which is subject to review and adjustment in accordance with company policy (which remains unchanged for 2021). Beginning in fiscal year 2022, Dr. Mohanlal’s annual base salary was increased to $447,200 representing a 4% cost of living adjustment or COLA. Dr. Mohanlal is eligible for an annual merit bonus in accordance with company policy (target annual bonus of 45% for fiscal year 2022). Dr. Mohanlal’s employment with us was terminated on February 16, 2023.

In connection with the termination of Dr. Mohanlal’s employment, Dr. Mohanlal became entitled to (subject to his execution and compliance with the separation and release agreement dated February 28, 2023) (i) 9 months of salary continuation payable in accordance with the Company’s payroll practices, (ii) $75,465, less applicable tax withholdings, in a single lump sum, which amount represents the full and final settlement of the bonus to which he was entitled for the fiscal year 2022, and (iii) 86,957 fully vested ordinary shares of the Company, granted under the 2017 Omnibus Incentive Plan, subject to applicable tax withholdings. All outstanding unvested equity awards and cash long-term incentive award held by Dr. Mohanlal as of February 16, 2022 termination were forfeited by him in connection with his termination.

Gordon L. Schooley, former Chief Regulatory Officer

Dr. Gordon Schooley resigned as our Chief Regulatory Officer effective June 6, 2022. Prior to his resignation, Dr. Schooley was party to an amended and restated employment agreement with BeyondSpring U.S., dated as of November 10, 2016, as amended by that letter amendment effective January 1, 2020 and that letter agreement dated January 11, 2022. Dr. Schooley’s employment agreement provides for an annual base salary of $300,000, which is subject to review and adjustment in accordance with company policy (which remained unchanged for 2021). Beginning in fiscal year 2022, Dr. Schooley’s annual base salary was increased to $312,000 representing a 4% cost of living adjustment or COLA. Due to his departure from the Company, Dr. Schooley was ineligible for, and did not receive, an annual merit bonus in accordance with company policy for 2022. Dr. Schooley was also eligible to receive payment for the cost of medical insurance for him and his wife. Pursuant to the employment agreement, effective with the January 11, 2022 amendment, in the event that Dr. Schooley’s employment is terminated by the Company without “cause” or by Dr. Schooley with “good reason” (as each such term is defined in the employment agreement), Dr. Mohanlal would become entitled (subject to his execution and nonrevocation of a release of claims) to the payment of (i) his then base salary for the Severance Period, payable over the Severance Period in regular installments in accordance with the Company’s normal payroll practices and (ii) a pro-rated portion of any bonus earned for the year in which the date of termination occurs, based on actual performance results, and paid at the same time as other senior executives. Dr. Schooley’s employment is at will, and can be terminated by us at any time and by Dr. Schooley upon three months’ notice. Dr. Schooley remains bound by the two year non-solicit of employees provision, the confidentiality provision and the assignment of intellectual property provision contained in his employment agreement.

Richard J. Daly, former Chief Operating Officer

Mr. Richard Daly served as our Chief Operating Officer from June 2018 to January 2022. Mr. Daly was an employee affected by our workforce reduction on January 11, 2022. As previously disclosed, in connection with the termination of Mr. Daly’s employment, Mr. Daly became entitled to (subject to his execution and compliance with the separation and release agreement dated January 27, 2022) 9 months of salary continuation payable in accordance with the Company’s payroll practices. Mr. Daly has received the full amount of this salary continuation in 2022. Mr. Daly remained subject to a two year non-solicitation covenant, a confidentiality provision and an assignment of intellectual property provision provided in the separation and release agreement.

Retention Arrangements

On January 13, 2022, we entered into retention agreements with each of Dr. Huang, Ms. Czerepak, Dr. Mohanlal and Dr. Schooley, pursuant to which the executive officer may earn the following retention payments subject to satisfactory performance, with 50% vesting based on continued employment through December 31, 2022 and 50% vesting based on continued employment through December 31, 2023: Dr. Huang, $520,000; Ms. Czerepak, $387,000; Dr. Mohanlal, $387,000; and Dr. Schooley, $210,000. To the extent earned, the retention payments are payable 40% in cash and 60% in options in the case of Dr. Huang, Ms. Czerepak, and Dr. Schooley, and 100% in the form of options in the case of Dr. Mohanlal. As a result of their termination of employment with us, Ms. Czerepak and Dr. Schooley are no longer eligible to earn their respective retention amounts, and Dr. Mohanlal forfeited his unvested retention options representing 50% of his retention amount.

Consulting Arrangements

G. Kenneth Lloyd, Ph.D.

Dr. G. Kenneth Lloyd, our Chief Scientific Officer, has provided consulting services to BeyondSpring U.S., and prior to the formation of BeyondSpring U.S., to our subsidiary Wanchun Pharma, since December 16, 2012. Dr. Lloyd served as our Chief Scientific Officer through December 31, 2019, and resumed the position effective March 15, 2021. Based on the consulting service contracts entered into with Dr. Lloyd, as amended from time to time, the consulting service fees for his services provided during the year ended December 31, 2022 were $201,918. For service as Chief Scientific Officer during 2023, through June 30, 2023, Dr. Lloyd will receive $350 per hour of his services up to 10 hours per week, with overage permitted up to 10 hours per month. As part of his consulting agreement, Dr. Lloyd is also reimbursed for the cost of health insurance for him up to $500 per month as well as certain consulting expenses.

2017 Omnibus Incentive Plan

In connection with our initial public offering, we adopted the 2017 Omnibus Incentive Plan to provide additional incentives to selected directors, officers, employees and consultants, and to enable our company to obtain and retain the services of these individuals. The 2017 Omnibus Incentive Plan as amended from time to time enables us to grant restricted shares, nonqualified stock options, incentive stock options and other awards to our directors, employees and consultants. Up to 5,277,197 ordinary shares are authorized to be granted pursuant to awards under the 2017 Omnibus Incentive Plan, with 2,581,802 ordinary shares remaining available for grant of awards as of March 1, 2023. Awards are made pursuant to award agreements and may be subject to vesting and other restrictions as determined by the board of directors. As of March 1, 2023, there were 764,350 restricted shares outstanding and 1,753,524 options outstanding, in addition to the other share-based awards described in “—Other Share-Based Awards” below.

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

We did not grant any restricted share awards to our executive officers in fiscal year 2022.

For the total number of restricted shares held by our executive officers as of March 1, 2023, please see “—Outstanding Restricted Shares and Options” below.

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

We granted the following options to our executive officers in fiscal year 2022:

●	Dr. Huang: 102,844 incentive stock options, granted on January 11, 2022, at an exercise price of $4.69 per share.

●

Dr. Mohanlal: 118,377 incentive stock options, granted on January 11, 2022, at an exercise price of $4.26 per share. 52,297 stock options of this grant were forfeited in connection with Dr. Mohanlal’s separation from service in February 2023.

●

Dr. Schooley: 41,533 incentive stock options, granted on January 11, 2022, at an exercise price of $4.26 per share. This grant was forfeited in its entirety in connection with Dr. Schooley’s separation from service in June 2022.

●

Ms. Czerepak: 76,539 incentive stock options, granted on January 11, 2022, at an exercise price of $4.26 per share. This grant was forfeited in its entirety in connection with Ms. Czerepak’s separation from service in May 2022.

For the total number of options held by our executive officers as of March 1, 2023, please see “—Outstanding Restricted Shares and Options” below.

Outstanding Restricted Shares and Options

The following table sets forth the number of restricted shares and options held by our executive officers as of March 1, 2023:

		Options
Executive Officer(1)	Vested	Unvested	Exercised	Exercise Price	Expiration Date	Unvested Restricted Shares
Lan Huang(2)	296,000	424,000	—	$11.03	08/01/2030	—
	48,181	42,162	—	$4.69	01/11/2032	—
G. Kenneth Lloyd	—	—	74,000	$17.94	01/14/2030	—
	—	105,000	10,000	$10.18	05/21/2031	—

___________________________________

(1)

Dr. Mohanlal’s employment was terminated on February 16, 2023, at which time his unvested options and unvested restricted shares were forfeited. His 319,188 vested options remain outstanding and exercisable through May 16, 2023, at which point they will be forfeited if not exercised.

(2)

In addition, on December 1, 2022, our majority-owned subsidiary, SEED Therapeutics Inc. ("SEED”), granted to Dr. Huang a non-qualified share option to purchase 500,000 ordinary shares of SEED, under SEED’s 2022 Share Incentive Plan. As of March 1, 2023, all of these options remain unvested. The exercise price is $0.50 per share and the expiration date is December 1, 2032.

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

We did not grant any Cash LTIs to our executive officers in fiscal year 2022. As of March 1, 2023, the following grant of Cash LTIs to our executive officers remain outstanding (all granted in fiscal year 2021):

●	Dr. Huang: a maximum of $2,575,000

●	Dr. Lloyd: a maximum of $900,000

Under Dr. Huang’s agreement, 25% of any earned milestone payments shall be paid in fully vested ordinary shares and the remaining 75% shall be paid in either cash or fully vested ordinary shares, at Dr. Huang’s election. Under Dr. Lloyd’s agreements, all of the earned milestone payments shall be paid in cash. No milestone payments were earned in 2022 by any of our executives.

Other Share-Based Awards

We have granted other share-based awards under the 2017 Omnibus Incentive Plan to certain of our employees and consultants, including Dr. Mohanlal. Share-based awards may be denominated in a number of shares or in a dollar amount, and are earned and paid in ordinary shares upon reaching certain service-based and/or performance-based milestones. Dr. Mohanlal’s other share-based award is described below.

On April 11, 2017, we granted a stock bonus award opportunity to Dr. Mohanlal under the 2017 Omnibus Incentive Plan. Pursuant to the terms of the award, Dr. Mohanlal was eligible to receive up to a maximum of 300,000 ordinary shares payable in installments upon our recognition of specified amounts of cumulative net income in connection with the attainment of various component milestones in the research, development, testing and realization of the drug BPI-002, subject to his continued employment through the attainment of each applicable milestone. Dr. Mohanlal was also eligible to receive up to a maximum of 300,000 additional ordinary shares payable in installments upon our recognition of specified amounts of cumulative net income in connection with the attainment of various component milestones in the research, development, testing and realization of the drug BPI-004, subject to his continued employment through the attainment of each applicable milestone. As a result of the termination of Dr, Mohanlal’s employment on February 16, 2023, and as reflected in the separation agreement with Dr. Mohanlal, the performance based stock bonus award was forfeited as none of the aforementioned milestones were achieved.

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

Director Independence

Our board of directors has determined that Brendan Delaney, Patrick Fabbio, Matthew Kirkby, Jiangwen Majeti and Yanbin Xie are independent, as determined in accordance with the rules of the Nasdaq Capital Market. In making such independence determination, our board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The composition and functioning of our board of directors and each of our committees comply with all applicable requirements of the Nasdaq Capital Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq Capital Market and SEC rules and regulations, with an exception as noted below.

Audit Committee

Patrick Fabbio, Matthew Kirkby and Brendan Delaney currently serve on the audit committee, which is chaired by Mr. Fabbio. Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as required by the Nasdaq Capital Market listing standards relating to audit committees and as contained in Rule 10A-3 under the Exchange Act, except from November 6, 2021 to November 6, 2022, during which period Mr. Delaney was party to a consulting agreement with the Company (as described in “B. Compensation—Director Compensation—Brendan Delaney Consulting Agreement”). The audit committee’s responsibilities include:

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

Compensation Committee

Matthew Kirkby, Jiangwen Majeti and Yanbin Xie currently serve on the compensation committee, which is chaired by Mr. Kirkby. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable rules of the Nasdaq Capital Market. The compensation committee’s responsibilities include:

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

Nominating and Corporate Governance Committee

Matthew Kirkby, Jiangwen Majeti and Yanbin Xie currently serve on the nominating and corporate governance committee, which is chaired by Dr. Majeti. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable rules of the Nasdaq Capital Market. The nominating and corporate governance committee’s responsibilities include:

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

As of December 31, 2022, we had 73 full-time employees. Of these, 44 were engaged in full-time research and development and laboratory operations and 29 were engaged in full-time general and administrative functions. As of December 31, 2022, 31 of our employees were located in China and 42 were located in the U.S. We have also engaged and may continue to engage independent contractors who are not full-time employees, to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. The following table sets out our total number of employees by function for the last three years.

	2020	2021	2022
Research and Development and Laboratory Operations	49	58	44
General and Administrative Functions	42	45	29

Human Capital Resources

We are a research and development-focused biotechnology organization that is planning for the potential launch of its first product through collaboration with third parties. Our research and development employees perform diverse responsibilities including managing clinical research studies, analyzing clinical trial data, preparing regulatory documents, and scaling up manufacturing processes. Our general and administrative employees focus on support functions such as finance, accounting and HR.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2023 by:

●	each person or group of affiliated persons known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the ordinary shares issuable pursuant to stock options that are exercisable within 60 days of March 1, 2023. Ordinary shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of March 1, 2023, there were 460,847 ordinary shares issuable pursuant to stock options exercisable within 60 days thereof.

The calculation of percentage of ordinary shares beneficially owned in the table below is based on 38,924,087 ordinary shares outstanding as of March 1, 2023. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o BeyondSpring Inc., 28 Liberty Street, 39th Floor, New York, NY 10005.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	%
5% Shareholders
Entities affiliated with Decheng Capital(1)	4,958,142	12.74
Fairy Eagle Investment Limited(2)	4,620,000	11.87
Ever Regal Group Limited(2)	3,231,686	8.30
Executive Officers and Directors**
Lan Huang(2)	10,554,704	26.88
G. Kenneth Lloyd(3)	40,641	*
Brendan Delaney(4)	21,666	*
Patrick Fabbio(5)	45,451	*
Matthew Kirkby(6)	41,297	*
Jiangwen Majeti(7)	50,914	*
Yanbin Xie(8)	30,581	*
Sihai Xu	—	*
All Directors and Executive Officers as a group (8 people)	10,785,254	27.48

_____________________________________

*	Amounts represent less than 1% of outstanding ordinary shares.

**

Effective February 16, 2023, Dr. Ramon W. Mohanlal has stopped serving as our Chief Medical Officer and Executive Vice President of Research and Development and on our Board of Directors. Effective January 1, 2023, Ms. Christine Ying Zhao resigned from our Board of Directors.

(1)	Based on a Schedule 13G filed by Decheng Capital Management III (Cayman), LLC, consisting of 4,958,142 ordinary shares owned by Decheng Capital Management III (Cayman), LLC.

(2)

Consisting of (i) 3,231,686 ordinary shares owned directly by Ever Regal Group Limited, (ii) 4,620,000 ordinary shares owned directly by Fairy Eagle Investments Limited, (iii) 1,190,000 ordinary shares owned directly by Rosy Time Holdings Limited, (iv) 348,314 ordinary shares owned directly by the Lan Huang 2021 Grantor Retained Annuity Trust (“2021 Trust”)”, (v) 450,000 ordinary shares owned directly by the Lan Huang 2022 Grantor Retained Annuity Trust (“2022 Trust”), (vi) 3,486 ordinary shares owned directly by Dr. Lan Huang (vii) 137,037 restricted shares, all of which have been vested, held of record by Mr. Jia, (viii) 230,000 ordinary shares held by Sincere Efforts Foundation Inc. (“Sincere Efforts”), and (ix) vested options to purchase 344,181 ordinary shares granted under the 2017 Omnibus Incentive Plan. Dr. Huang is the sole owner of Ever Regal Group Limited. Mr. Linqing Jia, Dr. Huang’s spouse, is the sole owner of Fairy Eagle Investments Limited and Rosy Time Holdings Limited. Dr. Huang is the trustee of 2021 Trust and 2022 Trust. Dr. Huang serves on the board of Sincere Efforts, a charitable foundation, and in such capacity may be deemed to exercise shared voting and dispositive power over such ordinary shares. Dr. Huang disclaims beneficial ownership of the ordinary shares held by Sincere Efforts and nothing herein shall be construed as an admission that Dr. Huang is the beneficial owner of such ordinary shares. Dr. Huang and Mr. Jia share voting and dispositive power for all of the foregoing shares.

(3)

Consisting of (i) 20,000 restricted shares, all of which have been vested, held of record by Dr. G. Kenneth Lloyd, granted under the 2017 Omnibus Incentive Plan and (ii) 20,641 ordinary shares issued to Dr. G. Kenneth Lloyd as a result of the exercise of vested options to purchase 84,000 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(4)	Consisting of vested options to purchase 21,666 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(5)

Consisting of (i) 5,451 restricted shares, 4,941 of which have been vested, held of record by Mr. Patrick Fabbio, granted under the 2017 Omnibus Incentive Plan, (ii) vested options to purchase 35,000 ordinary shares granted under the 2017 Omnibus Incentive Plan and (iii) 5,000 ordinary shares purchased by Mr. Patrick Fabbio from the public market during the open window.

(6)

Consisting of (i) 6,297 restricted shares, 5,787 of which have been vested, held of record by Mr. Matthew Kirkby, granted under the 2017 Omnibus Incentive Plan and (ii) vested options to purchase 35,000 ordinary shares granted under the 2017 Omnibus Incentive Plan

(7)	Consisting of 50,914 ordinary shares purchased by Dr. Majeti before joining our board of directors.

(8)

Consisting of (i) 5,581 restricted shares, 5,127 of which have been vested, held of record by Dr. Yanbin Xie, granted under the 2017 Omnibus Incentive Plan and (ii) vested options to purchase 25,000 ordinary shares granted under the 2017 Omnibus Incentive Plan.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. None of our shareholders has different voting rights from other shareholders.

As of March 1, 2023, approximately 27,654,436 of our outstanding ordinary shares were held by 55 record holders in the U.S.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Since January 1, 2022, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party to and in which any of the members of our board of directors or senior management, holders of more than 10% of ordinary shares, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the transactions we describe below.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements (Fiscal Year 2022 Executive Officers).”

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

We are a holding company incorporated in the Cayman Islands. We will rely to some extent on dividends from our U.S. and PRC subsidiaries for payment of any dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to make such dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Doing Business in China—In the future, we may rely to some extent on dividends and other distributions on equity from our principal operating subsidiaries to fund offshore cash and financing requirements” and “Item 4. Information on the Company—B. Business Overview—Government Regulation—Chinese Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution—Regulation of Dividend Distribution.”

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

We are a Cayman Islands exempted company with limited liability and our affairs are governed by, among other things, our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

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

A quorum required for a meeting of shareholders consists of one or more shareholders present in person or by proxy holding not less than an aggregate of a majority of all voting share capital of our company in issue. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding at the date of deposit of the requisition not less than 10% of our voting share capital in issue. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

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

On November 12, 2020, our subsidiary, SEED, entered into a Collaboration Agreement with Eli Lilly to discover and develop new chemical entities that could produce therapeutic benefit through TPD. Under the terms of the Collaboration Agreement, SEED received a $10 million upfront cash payment. SEED will also be eligible to receive up to approximately $780 million in potential pre-clinical and clinical development, regulatory and commercial milestones, as well as tiered royalties on net sales of products that result from the collaboration. As of the date of this annual report, SEED has received $2 million of these milestone payment for pre-clinical development.

We and Eli Lilly also entered into share purchase agreements with SEED to purchase preferred shares of SEED. SEED sold an aggregate of 1,194,030 shares of its Series A-1 Preferred Shares to us and SEED Technology and 1,990,000 shares of its Series A-2 Preferred Shares to Eli Lilly, each at a cash purchase price of $2.5125 per share.

In June 2022, upon the achievement of certain milestones as described in the share purchase agreement, the BYSI Entities collectively purchased an additional 1,194,028 Series A-1 Preferred Shares for an aggregate purchase price of $3.0 million and Eli Lilly purchased an additional 1,990,000 Series A-2 Preferred Shares for an aggregate purchase price of $5.0 million, each at a cash purchase price of $2.5125 per share, or $5 million. Following the closing of these transactions, and after taking into account shares already held by the BYSI Entities, the BYSI Entities hold approximately 60.1% of the outstanding equity interest in SEED, calculated on an as-converted basis (excluding any shares that may be reserved under an employee stock ownership plan, or similar arrangement).

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

The following is a summary of the Cayman Islands, Chinese and U.S. federal income tax considerations relevant to the ownership and disposition of our ordinary shares. This summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective investor. This summary is based on laws and relevant interpretations thereof as of the date of this Form 20-F, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not address all possible tax considerations relating to an investment in our ordinary shares, such as the considerations under U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, China and the United States. Potential investors should consult their tax advisors with respect to the considerations relevant to the ownership and disposition of our ordinary shares. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent the discussion relates to PRC tax law, it is the opinion of Han Kun Law Offices, our special PRC counsel.

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

Currently, none of our executive officers are located in China, and almost all of our board members are located outside of China. BeyondSpring Inc. and its offshore subsidiaries are incorporated outside China. As a holding company, our key assets and records, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside China. Moreover, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a Chinese “resident enterprise” by the Chinese tax authorities. Accordingly, we believe that BeyondSpring Inc. and its offshore subsidiaries should not be treated as a “resident enterprise” for Chinese tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

●

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) that has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

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

An individual or other non-corporate U.S. Holder of ordinary shares may be eligible for reduced rates of taxation on dividends: (i) received from a qualified foreign corporation if such qualified foreign corporation is neither a PFIC (as defined below) nor treated as such with respect to such U.S. Holder for the taxable year in which the dividend is paid or for the preceding taxable year, and (ii) if certain holding period and other requirements are met. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid on ordinary shares if such ordinary shares are readily tradable on an established securities market in the United States. Our ordinary shares are listed on the Nasdaq Capital Market, however, our ordinary shares may not be considered readily tradable on an established securities market in the current year or subsequent years. As discussed below under “—Passive Foreign Investment Company,” although there can be no assurances regarding our PFIC status for any taxable year, we believe that we were not a PFIC for our 2022 taxable year. Thus, dividends paid on our ordinary shares to individuals and other non-corporate U.S. Holders may constitute “qualified dividend income” eligible for reduced rates of taxation if we are not a PFIC with respect to such U.S. Holders for the taxable year in which the dividend is paid or in the preceding taxable year.

For U.S. foreign tax credit purposes, dividends received on our ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under the PRC EIT Law (see “―People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on such dividends. Subject to certain conditions and limitations and depending on the individual facts and circumstances, a Treaty-eligible U.S. Holder may be entitled to claim a foreign tax credit in respect of any PRC income taxes paid or withheld with respect to dividends on our ordinary shares to the extent such taxes are nonrefundable under the Treaty. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in our ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation relative to the rate applicable to ordinary income. The deductibility of capital losses may be subject to limitations.

Any gain or loss on the sale or other disposition of our ordinary shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. However, if as described in “—People’s Republic of China Taxation,” gains from the sale or other disposition of our ordinary shares may be subject to PRC income tax , a Treaty-eligible U.S. Holder may apply the Treaty to treat such gains as foreign source-gains for U.S. foreign tax credit purposes. Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not Treaty-eligible may not be able to claim a foreign tax credit for any PRC tax imposed on a sale or other disposition of our ordinary shares. Any such U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. Holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex.

U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit or deduction in lieu thereof in light of their particular circumstances.

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

Based on an analysis of our income and the value of our assets, we believe that we were not a PFIC for the taxable year ended December 31, 2022, although no assurance can be given due to the highly factual nature of such analysis. Our PFIC status for the current taxable year ending December 31, 2023, will not be determinable until after the close of the year, and it is possible that we may be classified as a PFIC for the current taxable year and for future taxable years. We believe we were a PFIC for each of the 2016-2020 taxable years, and we may have been a PFIC in prior taxable years as well. No assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year, however. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ordinary shares may influence whether we are classified as a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile for biopharmaceutical companies, such as ours, that have not yet achieved commercialization with respect to any of their products). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy cash for active purposes, our risk of being classified as a PFIC will substantially increase. Furthermore, prior to the commercialization of any of our drug candidates, interest and other passive income could constitute more than 75% of our gross income for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the holder receives on our ordinary shares and any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of our ordinary shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder on our ordinary shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for our ordinary shares will be treated as an excess distribution, Under these special tax rules:

●	the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for our ordinary shares;

●

amounts allocated to the current taxable year and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be subject to tax as ordinary income; and

●

amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Securityholders

Not applicable.

Item 11.	Qualitative and Quantitative Disclosures About Market Risk

Interest and Credit Risk

We are not exposed to typical interest rate risk, which is the impact of interest rates on the cost of servicing and repaying debt. Our exposure to interest rate risk arises through movements in regard to interest income we earn on our deposits. We had cash in the amount of $34.4 million and $41.6 million at December 31, 2022 and December 31, 2021, respectively. We had short-term investments in the amount of $2.9 million and $30.7 million at December 31, 2022 and 2021, respectively. Our cash and short-term investments were held at financial institutions that we believe to be of high credit quality. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Our management has evaluated, with the participation of our Chief Executive Officer, who performs the functions of Principal Executive and Financial Officer under Rule 13a-15 under the Exchange Act, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management including our Principal Executive and Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2022.

(c)	Attestation Report of the Registered Public Accounting Firm

See statement in Section (b) above. As a non-accelerated filer, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

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

	Year Ended December 31,
	2021	2022
	(in thousands of U.S. Dollars (“$”))
Audit Fees(1)	$800	$423
Audit-Related Fees(2)	8	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	$808	$423

______________________________________

(1)	“Audit Fees” represents the aggregate fees for the interim reviews and annual audit of our financial statements for 2021 and 2022 as well as other assurance service.

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

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We generally follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2022. We expect to hold annual shareholders meetings in the future only if there are matters that require shareholders’ approval. In addition, we may elect in the future not to comply with the Nasdaq requirement that we obtain shareholder approval for material amendments of equity compensation plans (including amendments relating to a material change to permit a repricing of outstanding stock options).

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

In May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own our shares, (ii) the governmental entities in China do not have a controlling financial interest in us, (iii) none of the members of our board of directors is an official of the Chinese Communist Party, and (iv) none of our currently effective memorandum and articles of association (or equivalent organizing document) contains any charter of the Chinese Communist Party.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of BeyondSpring Inc. are included at the end of this annual report on Form 20-F.

Item 19.	Exhibits

1.1(1)	Amended and Restated Memorandum and Articles of Association of BeyondSpring Inc.
2.1(1)	Specimen Certificate for Ordinary Shares of BeyondSpring Inc.
2.2(2)	Description of Securities Registered under Section 12 of the Exchange Act
4.1(1)	Consulting Agreement, dated as of June 18, 2013, between Wanchun Pharma and GKOL Inc.
4.2(1)	First Amendment to the Consulting Agreement, dated as of March 30, 2014, among Wanchun Pharma, BeyondSpring U.S. and GKOL Inc.
4.3(10)	Thirteenth Amendment to the Consulting Agreement, dated as of January 1, 2022, between BeyondSpring U.S. and GKOL Inc.
4.4(2)	Fourteenth Amendment to the Consulting Agreement, dated as of June 1, 2021, between BeyondSpring U.S. and GKOL Inc.
4.5(2)	Fifteenth Amendment to the Consulting Agreement, dated as of January 1, 2023, between BeyondSpring U.S. and GKOL Inc.
4.6(10)	Second Amended and Restated Employment Agreement, dated as of January 11, 2022, between BeyondSpring U.S. and Lan Huang
4.7(10)	Second Amended and Restated Employment Agreement, dated as of January 11, 2022, between BeyondSpring U.S. and Ramon Mohanlal
4.8(10)	Second Amended and Restated Employment Agreement, dated as of January 11, 2022, between BeyondSpring U.S. and Gordon L. Schooley
4.9(1)	Form of Director and Executive Officer Indemnification Agreement
4.10(1)	BeyondSpring Inc. 2017 Omnibus Incentive Plan and related form agreements
4.11(9)	Amendment to the BeyondSpring Inc. 2017 Omnibus Incentive Plan, effective September 18, 2020
4.12(8)	Form of Director Agreement
4.13(8)	Form of Amendment to Director Agreement
4.14(4)	Letter Agreement with respect to BPI-002 Milestone Stock Bonus Award, dated as of April 11, 2017, between BeyondSpring Inc. and Ramon Mohanlal
4.15(4)	Letter Agreement with respect to BPI-004 Milestone Stock Bonus Award, dated as of April 11, 2017, between BeyondSpring Inc. and Ramon Mohanlal
4.16(5)	Open Market Sale Agreement, dated as of May 21, 2019, between BeyondSpring Inc. and Jefferies LLC
4.17(6)	Amendment No. 1 to the Open Market Sale Agreement, dated as of February 7, 2020, between BeyondSpring Inc. and Jefferies LLC
4.18(7)

English Translation of the Capital Increase Agreement, dated as of June 14, 2019, among Dalian Wanchunbulin Pharmaceuticals Ltd., Wanchun Biotech Ltd. and Shenzhen Efung 9th Venture Investment Center (Limited Partnership)

4.19(7)

English Translation of the Capital Increase Agreement, dated as of July 3, 2019, among Dalian Wanchunbulin Pharmaceuticals Ltd., Wanchun Biotech Ltd. and Nanjing TEEWIN Investment Partnership (Limited Partnership)

4.20(10)	Letter Agreement, dated as of January 13, 2022, between BeyondSpring U.S. and Lan Huang
4.21(10)	Letter Agreement, dated as of January 13, 2022, between BeyondSpring U.S. and Ramon W. Mohanlal
4.22(10)	Letter Agreement, dated as of January 13, 2022, between BeyondSpring U.S. and Gordon Schooley
4.23(10)	First Amended and Restated Employment Agreement, dated as of January 11, 2022, between BeyondSpring U.S. and Elizabeth Czerepak

4.24(10)	Letter Agreement, dated as of January 13, 2022, between BeyondSpring U.S. and Elizabeth Czerepak
4.25(9)	Consulting Agreement, dated as of January 26, 2021, between BeyondSpring Inc. and Jeffrey Vacirca
4.26(10)	Consulting Agreement, dated as of November 6, 2021, between BeyondSpring Inc. and Brendan Delaney
4.27(10)	Separation Agreement, dated as of January 27, 2022, between BeyondSpring U.S. and Richard Daly
4.28(2)	Separation Agreement, dated as of February 28, 2023, between BeyondSpring U.S. and Ramon W. Mohanlal
4.29(2)	Letter Agreement, dated as of March 23, 2023, between BeyondSpring U.S. and Lan Huang
8.1(2)	List of Subsidiaries of BeyondSpring Inc.
12.1(2)	Certification by Principal Executive and Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(3)	Certification by Principal Executive and Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1(2)	Consent of Ernst & Young Hua Ming LLP
15.2(2)	Consent of Maples and Calder (Hong Kong) LLP
15.3(2)	Consent of Han Kun Law Offices
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____________________________________

(1)	Previously filed with the Registration Statement on Form F-1 (File No. 333-214610), as amended, initially filed on November 15, 2016, and incorporated herein by reference.

(2)	Filed with this annual report on Form 20-F.

(3)	Furnished with this annual report on Form 20-F.

(4)	Incorporated by reference to the 2016 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 28, 2017.

(5)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on May 22, 2019, and incorporated by reference herein.

(6)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on February 7, 2020, and incorporated by reference herein.

(7)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on July 10, 2019, and incorporated by reference herein.

(8)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on July 24, 2020, and incorporated by reference herein.

(9)	Incorporated by reference to the 2018 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 30, 2019.

(10)	Incorporated by reference to the 2019 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 30, 2020.

(11)	Incorporated by reference to the 2020 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 30, 2021.

(12)	Incorporated by reference to the 2021 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 14, 2022.

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
Name: Lan Huang
Title: Chief Executive Officer

Date: April 18, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of BeyondSpring Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BeyondSpring Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses from operations, has negative cash flow from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As explained below, auditing the Company’s evaluation of its ability to continue as a going concern was a critical audit matter.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

Description of the Matter

As discussed above and in Note 2 to the consolidated financial statements, the Company has not generated any product revenues, and has incurred operating losses and negative cash flows from operations since inception. The Company incurred a net loss of $36,280 during 2022 and has an accumulated deficit of $375,276 as of December 31, 2022. As of December 31, 2022, the Company had $31,171 of net current assets and $37,268 of cash and cash equivalents and short-term investments on hand. The Company is implementing a cost reduction plan, which includes the deferral of certain research, development and clinical projects and reduction of operating expenses until it obtains regulatory approvals for its product candidates. If the Company is unable to successfully implement the cost reduction plan and obtain regulatory approvals timely, the business and future success will be adversely affected including eliminating its research and development programs or suspension of business operations. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

Auditing the Company’s going concern assessment is complex because it involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts used in the Company’s going concern analysis and whether it is probable that management’s plans will be effectively implemented and alleviate substantial doubt. In particular, the cash flow forecasts are sensitive to changes related to significant assumptions made by management, such as the estimation of the future cash to be used in the Company’s research and development activities.

How We Addressed the Matter in Our Audit

To test the Company’s assessment  regarding its ability to continue as a going concern, we performed audit procedures that included, among others, evaluating the reasonableness of management’s cash flow forecasts by performing inquiries of management, comparing the forecasts used by management against historical performance and budgets, and performing sensitivity analyses of significant assumptions to evaluate the change in the cash flow forecasts that would result from changes in these assumptions. We also assessed the adequacy of the Company’s disclosures of the going concern uncertainty included in Note 2 to the consolidated financial statements.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2015.

Beijing, the People’s Republic of China

April 18, 2023

BEYONDSPRING INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		As of December 31,
	Note	2021	2022
		$	$
Assets
Current assets:
Cash and cash equivalents		41,625	34,396
Short-term investments	3	30,743	2,872
Advances to suppliers		1,735	492
Prepaid expenses and other current assets		1,020	763
Total current assets		75,123	38,523

Noncurrent assets:
Property and equipment, net	5	1,422	1,868
Operating lease right-of-use assets		1,984	5,484
Other noncurrent assets	14	3,119	347
Total noncurrent assets		6,525	7,699

Total assets		81,648	46,222

Liabilities and equity

Current liabilities:
Accounts payable		1,656	1,081
Accrued expenses		3,858	2,470
Current portion of operating lease liabilities	13	538	966
Deferred revenue	4	1,369	1,351
Long-term loans, current portion	6	1,569	-
Other current liabilities	14	6,165	1,484
Total current liabilities		15,155	7,352

Noncurrent liabilities:
Operating lease liabilities	13	1,468	3,995
Deferred revenue	4	37,939	34,221
Other noncurrent liabilities	14	709	3,661
Total noncurrent liabilities		40,116	41,877

Total liabilities		55,271	49,229

Commitments and contingencies	18

Mezzanine equity
Contingently redeemable noncontrolling interests	15	5,454	11,074

Equity (deficit)
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 38,927,563 and 38,999,597 shares issued and outstanding as of December 31, 2021 and 2022, respectively)		4	4
Additional paid-in capital		369,200	368,857
Accumulated deficit		(341,997)	(375,276)
Accumulated other comprehensive (loss) income	17	(523)	436

Total BeyondSpring Inc.’s shareholders’ equity (deficit)		26,684	(5,979)
Noncontrolling interests		(5,761)	(8,102)
Total equity (deficit)		20,923	(14,081)

Total liabilities, mezzanine equity and equity		81,648	46,222

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2020	2021	2022
		$	$	$

Revenue	4	180	1,351	1,351

Operating expenses
Research and development		(41,793)	(36,888)	(25,582)
General and administrative		(22,598)	(30,703)	(13,008)

Loss from operations		(64,211)	(66,240)	(37,239)
Foreign exchange loss, net		355	231	(429)
Interest income		116	98	195
Interest expenses		(85)	(87)	(17)
Other income, net		4	1,360	1,373

Loss before income tax		(63,821)	(64,638)	(36,117)
Income tax expenses	8	-	(3,570)	(163)

Net loss		(63,821)	(68,208)	(36,280)
Less: Net loss attributable to noncontrolling interests		(2,848)	(4,029)	(3,001)
Net loss attributable to BeyondSpring Inc.		(60,973)	(64,179)	(33,279)

Net loss per share
Basic and diluted	9	(2.03)	(1.64)	(0.85)

Weighted-average shares outstanding
Basic and diluted	9	29,984,284	39,023,643	39,093,246

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment gain	17	(530)	(296)	1,483
Unrealized holding gain (loss)	17	-	5	(5)
Comprehensive loss		(64,351)	(68,499)	(34,802)
Less: Comprehensive loss attributable to noncontrolling interests		(2,941)	(4,094)	(2,482)
Comprehensive loss attributable to BeyondSpring Inc.		(61,410)	(64,405)	(32,320)

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	BeyondSpring Inc.’s shareholders
					Accumulated
			Additional		other		Non
	Ordinary share		paid-in	Accumulated	comprehensive		controlling	Total
	Shares	Amount	capital	deficit	(loss) gain	Subtotal	interests	equity
		$	$	$	$	$	$	$

Balances at January 1, 2020	27,885,613	3	246,979	(216,845)	140	30,277	854	31,131
Issuance of ordinary shares	11,238,590	1	111,593	-	-	111,594	-	111,594
Capital contribution from noncontrolling interests	-	-	-	-	-	-	80	80
Share-based compensation (Note 10)	17,710	-	7,946	-	-	7,946	225	8,171
Capital contribution shared by noncontrolling interests	-	-	(67)	-	-	(67)	67	-
Other comprehensive loss	-	-	-	-	(437)	(437)	(93)	(530)
Net loss	-	-	-	(60,973)	-	(60,973)	(2,848)	(63,821)

Balances at December 31, 2020	39,141,913	4	366,451	(277,818)	(297)	88,340	(1,715)	86,625
Share-based compensation (Note 10)	19,287	-	3,234	-	-	3,234	48	3,282
Forfeited restricted shares and cancellation of ordinary shares	(262,408)	-	(310)	-	-	(310)	-	(310)
Exercise of share options	28,771	-	83	-	-	83	-	83
Accretion of contingently redeemable noncontrolling interest	-	-	(258)	-	-	(258)	-	(258)
Other comprehensive loss	-	-	-	-	(226)	(226)	(65)	(291)
Net loss	-	-	-	(64,179)	-	(64,179)	(4,029)	(68,208)

Balances at December 31, 2021	38,927,563	4	369,200	(341,997)	(523)	26,684	(5,761)	20,923
Share-based compensation (Note 10)	72,941	-	1,521	-	-	1,521	141	1,662
Forfeited restricted shares	(907)	-	(7)	-	-	(7)	-	(7)
Accretion of contingently redeemable noncontrolling interest	-	-	(1,857)	-	-	(1,857)	-	(1,857)
Other comprehensive income	-	-	-	-	959	959	519	1,478
Net loss	-	-	-	(33,279)	-	(33,279)	(3,001)	(36,280)

Balances at December 31, 2022	38,999,597	4	368,857	(375,276)	436	(5,979)	(8,102)	(14,081)

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2020	2021	2022
		$	$	$
Cash flows from operating activities:
Net loss		(63,821)	(68,208)	(36,280)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation expenses	5	77	61	232
Share-based compensation	10	8,194	3,152	1,666
Non-cash operating lease expenses		659	546	912
Loss on derecognition of operating right-of-use assets		-	22	-
Paycheck Protection Program Loan Forgiveness	6	-	(635)	-
Unrealized gain on short-term investments	3	-	(144)	(19)
Change in fair value in forward contract	16	-	(444)	(1,071)
Changes in assets and liabilities:
Short-term investments		-	(13,025)	10,172
Advances to suppliers		1,014	1,770	1,243
Prepaid expenses and other current assets		52	(496)	91
Other noncurrent assets		(334)	(294)	1,411
Accounts payable		(321)	(560)	(575)
Accrued expenses		(291)	(1,711)	(1,388)
Operating lease liabilities		(621)	(518)	(1,455)
Other current liabilities		2,372	2,535	(4,669)
Deferred revenue		9,275	30,033	(1,351)
Other noncurrent liabilities		-	674	2,930
Net cash used in operating activities		(43,745)	(47,242)	(27,464)

Cash flows from investing activities:
Acquisitions of property and equipment		(52)	(2,844)	(34)
Return of property and equipment		-	-	717
Purchase of short-term investments		-	(44,232)	(32,197)
Sales of short-term investments		-	1,663	-
Proceeds from maturity of short-term investments		-	25,000	49,761
Net cash (used in) provided by investing activities		(52)	(20,413)	17,560

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discounts and commissions		112,577	-	-
Proceeds from issuance of contingently redeemable noncontrolling interests, net of issuance cost		5,233	-	5,000
Capital contribution from noncontrolling interests		80	-	-
Proceeds from issuance of forward contract	16	278	-	-
Proceeds from exercise of share options		-	83	-
Payments of offering costs		(939)	(44)	-
Payments of issuance costs of contingently redeemable noncontrolling interests		-	(38)	-
Proceeds from loans	6	635	-	-
Proceeds from related party borrowings	7	35	-	-
Repayments of loans	6	-	-	(1,569)
Repayment of related party borrowings	7	(64)	-	-
Net cash provided by financing activities		117,835	1	3,431

Effect of foreign exchange rate changes		(434)	(258)	(756)

Net increase (decrease) in cash and cash equivalents		73,604	(67,912)	(7,229)
Cash and cash equivalents at beginning of year		35,933	109,537	41,625
Cash and cash equivalents at end of year		109,537	41,625	34,396

Supplemental disclosures of cash flow information
Interest paid		85	91	17
Interest received		166	98	136

Non-cash activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities		295	1,181	4,411
Operating lease right-of-use assets released in exchange for operating lease liabilities		-	(803)	-

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

On March 14, 2017, the Company completed its initial public offering (“IPO”) on the NASDAQ Capital Market.

On May 21, 2019, the Company entered into a sales agreement with Jefferies LLC (“Jefferies”) to act as an agent in selling the Company’s ordinary shares in an at-the-market (“ATM”) offering program. As of December 31, 2022, the Company received aggregate gross proceeds of $13,185 on 630,228 ordinary shares sold in respect thereof.

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

On June 18, 2020, the Company entered into a share subscription agreement for the sale of an aggregate of 384,615 ordinary shares at $13.00 per share in a private placement transaction. Gross proceeds of $5,000 was received in July 2020.

In November 2020, the Company completed a public offering of the issuance of 8,625,000 ordinary shares of the Company at $10.00 per share for gross proceeds of $86,250.

On November 25, 2020, SEED Therapeutics US, Inc. (“SEED US”) was incorporated in the United States (“U.S.”) as a wholly owned subsidiary of SEED Therapeutics Inc. (“SEED”).

On March 22, 2022, Wanchun Hongji (Dalian) Pharmaceuticals Ltd. (“Wanchun Hongji”) was incorporated in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of SEED.

As of December 31, 2022, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities
BeyondSpring Pharmaceuticals Inc. (“BeyondSpring US”)	Delaware, U.S.	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited (“BeyondSpring HK”)	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited (“BVI Biotech”)	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Dalian) Ltd. (“Wanchun Dalian”)	PRC	April 23, 2015	100%	Holding company

Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”)	PRC	May 6, 2015	57.97%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

Beijing Wanchun Pharmaceutical Technology Ltd. (“Beijing Wanchun”)	PRC	May 21, 2018	57.97%	Holding company

SEED Therapeutics Inc. (“SEED”)	BVI	June 25, 2019	55.05%	Pre-clinical development activities

SEED Technology Limited (“SEED Technology”)	BVI	December 9, 2019	57.97%	Holding company

SEED Therapeutics US, Inc. (“SEED US”)	Delaware, U.S.	November 25, 2020	55.05%	Pre-clinical development activities

Wanchun Hongji (Dalian) Pharmaceuticals Ltd. (“Wanchun Hongji”)	PRC	March 22, 2022	55.05%	Pre-clinical development activities

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Going concern

The Company has not generated any product revenues, and has incurred operating losses and negative cash flows from operations since inception. The Company incurred a net loss of $36,280 during 2022 and has an accumulated deficit of $375,276 as of December 31, 2022. As of December 31, 2022, the Company had $31,171 of net current assets and $37,268 of cash and cash equivalents and short-term investments on hand.

The Company is implementing a cost reduction plan, which includes the deferral of certain research, development and clinical projects and reduction of operating expenses until it obtains regulatory approvals for its product candidates. If the Company is unable to successfully implement the cost reduction plan and obtain the regulatory approval timely, the business and future success will be adversely affected including eliminating its research and development programs or suspension of business operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Foreign currency translation and transactions (continued)

Functional currency translation

For subsidiaries whose functional currencies are not the U.S. dollar, the Company uses the average exchange rate for the year and the exchange rate at the balance sheet date, to translate the operating results and financial position to U.S. dollar, the reporting currency, respectively. Translation differences are recorded in accumulated other comprehensive (loss) income, a component of shareholders’ equity (deficit). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

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

Debt securities not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale debt securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive (loss) income. Available-for-sale debt securities include time deposits and financial products issued by commercial banks.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Advances to suppliers

Advances to suppliers consist of cash to contractors and vendors for services and materials that have not been provided or received. Advances to suppliers are reviewed periodically to determine whether their carrying values have become impaired. The Company considers the assets to be impaired if it is doubtful that the services and materials will be or can be provided by the suppliers. As of December 31, 2021, and 2022, there were no allowances provided.

Leases

The Company determines if an arrangement is a lease or contains a lease at lease inception. For leases with lease and non-lease components, the Company has elected to apply the practical expedient to not separate the lease component and its associated non-lease component. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842, Leases (“ASC842”). The Company’s lease portfolio consists entirely of operating leases as of December 31, 2021 and 2022. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

Leases with an initial lease term of 12 months or less are short-term leases. The Company has elected to apply the practical expedient to not record short-term leases on the consolidated balance sheets. Lease expense for short-term leases is recognized on a straight-line basis over the lease term.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company evaluates long-lived assets such as laboratory equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). The Company recognizes an impairment loss when the fair value less cost to sell, if any, is less than their carrying values. For the years ended December 31, 2020, 2021 and 2022, the Company did not record any impairment losses on its long-lived assets.

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Company primarily include cash and cash equivalents, short-term investments, due to related parties, accounts payable, loans, contingently redeemable noncontrolling interests, and forward contract. The redeemable noncontrolling interests were initially recorded at issuance price net of issuance costs. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable noncontrolling interests to equal the redemption value at the end of each reporting period. The Company measures its financial products issued by commercial banks at fair value on a recurring basis based on quoted subscription/redemption price published by the relevant banks. The fair value of the forward contract is determined on recurring basis with the assistance of an independent third-party valuation firm. The carrying values of cash and cash equivalents, accounts payable, due to related parties, time deposits and current portion of long-term loans approximated their fair values due to their short-term nature.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision maker (the “CODM”), which is the Chief Executive Officer. Starting from 2022, the Company realigned its operations into two operating and reportable segments, Plinabulin pipeline and Targeted Protein Degradation (“TPD”) platform, as the CODM manages and assesses the Company’s performance and operating results of Plinabulin pipeline and TPD platform separately to allocate resources. The Plinabulin pipeline focuses on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. The Company’s lead asset, Plinabulin, a first-in-class, Selective Immunomodulating Microtubule-Binding Agent (SIMBA), is being developed as a “pipeline in a drug” in a number of cancer indications. The TPD platform is utilizing a unique “molecular glue” technology to develop innovative therapeutic agents and discover and develop new chemical entities for the most debilitating diseases and disorders.

Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC 280, Segment Reporting. The Company has retrospectively revised segment information for the comparative periods to conform to the current period (Note 19).

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Revenue recognition

Under ASC 606, Revenue from Contracts with Customers (“ASC 606”), an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Revenue recognition (continued)

Collaboration revenue (continued)

Research and Development Service: Upfront non-refundable payment allocated to research and development services performance obligations is deferred and recognized overtime.

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

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive income (loss) includes net loss, foreign currency translation adjustments and unrealized holding gains (loss) associated with available-for-sale debt securities, and is presented in the consolidated statements of comprehensive loss.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. All deferred income tax assets and liabilities are classified as non- current on the consolidated balance sheets.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Share-based compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its share-based payments for both employees and non-employees. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. Equity classified share-based awards are recognized in the financial statements based on their grant date fair values. Liability classified awards are measured at the fair value of the award on the grant date and remeasured at each reporting period at fair value until the award is settled. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards for all employee equity awards granted with graded vesting based on service condition. The Company uses the accelerated method for all awards granted with performance and/or market conditions. Compensation expense is recognized for awards containing performance conditions only to the extent that it is probable that those performance conditions will be met. Market conditions are included in the determination of the estimated grant-date fair value of share-based awards. Compensation cost related to awards with a market condition are recognized over the requisite service period regardless of whether the market condition is satisfied. The Company elected to account for forfeitures in the period they occur as a reduction to expense.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company’s cash and cash equivalents and short-term investments are held at financial institutions that management believes to be of high credit quality. As of December 31, 2021 and 2022, the majority of the cash and cash equivalents were held by financial institutions located in U.S. and short-term investments were held by financial institutions located in U.S. and China.

PRC state-owned banks, such as China Merchants Bank, Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents and short-term investments held at the PRC state-owned banks. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable financial institutions with high rating rates to place its currencies. The Company regularly monitors the rating of the financial institutions to avoid any potential defaults. The Company has not experienced any losses on cash and cash equivalents and short-term investments to date. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Business, customer, political, social and economic risks

The Company participates in a dynamic biopharmaceutical industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for services and products; competitive pressures due to existing competitors and new entrants; advances and new trends in new drugs and industry standards; changes in clinical research organizations and other key vendors; changes in certain strategic relationships or customer relationships; regulatory considerations; intellectual property considerations; and risks associated with the Company’s ability to attract and retain employees necessary to support its operations. The Company’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC and in relations between the PRC and United States.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Concentration of risks (continued)

Currency convertibility risk

The Company incurs portions of expenses in currencies other than the U.S. dollars, in particular, the RMB. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approvals of foreign currency payments by the PBOC or other institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of RMB against the U.S. dollar was approximately 6.3% for the year ended December 31, 2020, the appreciation of RMB against the U.S. dollar was approximately 2.3% for the year ended December 31, 2021, and the depreciation of RMB against the U.S. dollar was approximately 8.2% for the year ended December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Recent accounting pronouncements

New accounting standards which have been adopted

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. The Company adopted this standard on January 1, 2022 prospectively. There was no material impact to the Company’s financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. The Company adopted this guidance on January 1, 2022 with no material impact on its condensed consolidated financial statements and related disclosures as a result of adopting the standard.

New accounting standards have not yet been adopted

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial statements.

3.	Short-term investments

Short-term investments as of December 31, 2021 and 2022 are summarized below:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value (Net carrying amount)
	$	$	$	$
As of December 31, 2021
Trading debt securities
Financial products issued by commercial banks	13,025	144	-	13,169
Available-for-sale debt securities
Time deposits	16,000	-	-	16,000
Financial products issued by commercial banks	1,569	5	-	1,574

Total at December 31, 2021	30,594	149	-	30,743

As of December 31, 2022
Trading debt securities
Financial products issued by commercial banks	2,853	19	-	2,872

Total at December 31, 2022	2,853	19	-	2,872

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

Under the Lilly Collaboration Agreement, Lilly paid SEED an upfront non-refundable fee of $10,000 in November 2020. In addition, SEED will also be eligible to receive up to approximately $780,000 in potential pre-clinical discovery, clinical and regulatory development milestone payments, as well as commercial milestones and royalty payments based on net sales of products that result from the collaboration. The Lilly Collaboration Agreement is within the scope of ASC 808, as both parties are active participants and are exposed to the risks and rewards dependent on the commercial success of the activities performed under the agreement. The Company further determined the collaboration is reflective of a vendor-customer relationship and therefore within the scope of ASC 606.

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

In connection with the Lilly Collaboration Agreement, the Company and SEED Technology (collectively, the “BYSI Entities”) transferred certain contracts, know-how, materials and equipment, and documents related to a proprietary technology platform to SEED for 9,631,941 Series A-1 convertible preferred shares (the “Series A-1 Preferred Shares”) of SEED. In addition, SEED, BYSI entities, and Lilly entered into share purchase agreements pursuant to which SEED issued an aggregate of 1,194,030 shares of its Series A-1 Preferred Shares to BYSI Entities, and 1,990,000 shares of its Series A-2 convertible redeemable preferred shares (the “Series A-2 Preferred Shares”, collectively with Series A-1 Preferred Shares, the “Preferred Shares”) to Lilly, each at a cash purchase price of $2.5125 per share. Series A-2 Preferred Shares were recorded as contingently redeemable noncontrolling interests in mezzanine equity (Note 15). Pursuant to the share purchase agreement (the “A2 SPA”) entered into between SEED and Lilly, SEED also agree to sell and issue to Lilly an additional 1,990,000 Series A-2 Preferred Shares to Lilly, at a cash purchase price of $2.5125 per share upon the fulfilment, prior to November 12, 2022, of certain conditions under the terms of the A2 SPA (the “Forward”). The fair value of the Series A-2 Preferred Shares and Forward at initial closing was determined by the Company with the assistance of a third party independent valuation firm. The Company used a discounted cash flow model to determine the total equity value of SEED and further adopted the equity allocation model to determine the fair value of the Series A-2 Preferred Shares as of the date of issuance which is adjusted for a lack of marketability discount because the shares are subject to certain restrictions. The fair value of the Series A-2 Preferred Shares and the Forward on the initial closing date was determined to be $5,267 and $278, respectively. In June 2022, SEED settled the Forward with Lilly, and issued 1,990,000 Series A-2 Preferred Shares to Lilly for $5,000 in cash upon achieving the conditions under the terms of the A2 SPA (Notes 15 and 16).

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

November 20, 2020
$

Collaboration arrangement	9,455
Fair value of Series A-2 Preferred Shares (Note 15)	5,267
Fair value of the Forward (Note 16)	278

Total cash proceeds	15,000

The Company recognized collaboration revenue of $1,351 and $1,351 related to the Lilly Collaboration Agreement for the years ended December 31, 2021 and 2022, respectively. Revenue recognized in 2021 and 2022 were from amounts included in contract liabilities at the beginning of each year.

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

The Hengrui Collaboration Agreement is within the scope of ASC 808 as both parties are active participants and are exposed to the risks and rewards dependent on the commercial success of the activities performed under the agreement. The Company identified the following material components under the agreement: (1) license of exclusive commercialization rights of the Plinabulin Products (the “License”), (2) the manufacturing and supply of the Plinabulin Products (the “Manufacturing and Supply Services”); and (3) research and development of the Plinabulin Products for additional indications. The Company further determined the license of exclusive commercialization rights of the Plinabulin Products and the manufacturing and supply of the Plinabulin Products are reflective of a vendor-customer relationship and therefore within the scope of ASC 606, and research and development of the Plinabulin Products for additional indications is not a promise to a customer within the scope of ASC 606.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

4.	Collaboration revenue (continued)

Jiangsu Hengrui Pharmaceuticals Co., Ltd. (continued)

The Company determined that the License and the Manufacturing and Supply Services are not distinct from each other and represent a single performance obligation. The transaction price of the arrangement was the upfront payment of $31,039 (RMB200,000). The development and commercialization milestone payments and the minimum royalty payments are fully constrained at contract inception due to uncertainty of achievement, and are not included in the transaction price. The transaction price allocated to the License and Manufacturing and Supply Services, as a combined performance obligation, will be recognized as revenue over time using unit of delivery measure of progress, as the Company believes that it faithfully depicts the Company’s performance toward complete satisfaction of the performance obligation. The Company did not recognize any revenues from the Hengrui Collaboration Agreement for the years ended December 31, 2021 and 2022, and recorded the entire upfront non-refundable fee received as deferred revenue.

5.	Property and equipment, net

Property and equipment consisted of the following:

	December 31,
	2021	2022
	$	$

Office equipment	350	549
Laboratory equipment	1,009	1,499
Motor vehicles	108	99
Leasehold improvements	274	272

	1,741	2,419
Less: accumulated depreciation	(319)	(551)

Property and equipment, net	1,422	1,868

Depreciation expenses for the years ended December 31, 2020, 2021 and 2022 were $77, $61 and $232, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

6.	Long-term loans

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears a floating interest rate benchmarking RMB loan interest rate of financial institution in the PRC. The loan’s interest rate is 5.25% as of December 31, 2021. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. In March 2022, the outstanding balance of the loan of $1,569 (RMB10,000) was fully repaid.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

7.	Related party transactions

The related party transactions for the years presented were as follows:

Loans from a related party

In October and December 2019, the Company borrowed 60-day interest-free loans totaling of $29 (RMB200) from the noncontrolling shareholder of the Company, Dalian Wanchun Biotechnology Co., Ltd. (“Wanchun Biotech”), and the maturity of the above loans was extended at their expiration. The loans were fully repaid in September 2020.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

8.	Income taxes (continued)

PRC

Wanchun Dalian, Wanchunbulin, Beijing Wanchun, and Wanchun Hongji are subject to the statutory tax rate of 25% in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which was effective since January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. Starting from 2022, Wanchunbulin is designated as the qualified HNTE and is subject to the preferential statutory tax rate of 15% for 3 years.

The components of loss (income) before income tax are as follows:

		Year Ended December 31,
	2020	2021	2022
	$	$	$

Cayman Islands	3,805	5,652	3,522
U.S.	33,266	34,318	13,144
PRC	5,912	6,368	7,253
BVI	20,873	18,336	12,831
Australia	(35)	(36)	(633)

Loss before income tax	63,821	64,638	36,117

The provision for current income taxes in 2021 was $3,570 because of the upfront payments received from Lilly and Hengrui. Income tax expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year Ended December 31,
	2020	2021	2022
	$	$	$

Current income tax	-	3,570	163
Deferred income tax	-	-	-

Income tax expenses	-	3,570	163

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

8.	Income taxes (continued)

A reconciliation of the differences between income tax expenses and the amount computed by applying the U.S. Federal corporate income tax rate of 21% for the years of 2020, 2021 and 2022 are as follows:

	Year Ended December 31,
	2020	2021	2022
	$	$	$

Loss before income tax	63,821	64,638	36,117

Expected income tax benefit	13,403	13,574	7,585
Tax rate difference	(4,653)	(3,796)	(2,253)
Non-deductible expenses	(688)	(788)	812
Research tax credits	641	1,096	1,437
Non-taxable income	120	21	-
Tax preference	-	3,755	(667)
Others	68	(262)	(216)
Current and deferred tax rate differences	-	-	672
R&D super deduction	-	-	389
Interest expenses	-	-	(315)
Change in valuation allowance	(8,891)	(17,170)	(7,607)

Total income tax expenses	-	(3,570)	(163)

Net deferred tax assets as of December 31, 2021 and 2022 consisted of the following:

	December 31,
	2021	2022
	$	$
Deferred tax assets:
Net operating loss carryforward	24,211	26,571
Deferral of tax deduction of R&D expenses	6,757	6,857
Mandatory R&D Capitalization	-	3,819
Share-based compensation	1,482	1,591
Deferred revenue	9,510	8,630
Research tax credits	4,063	5,295
Operating lease liabilities	422	1,043
Accruals and reserves	11	21
Total deferred tax assets	46,456	53,827

Deferred tax liabilities:
Unrealized gain	(37)	(41)
Depreciation	(254)	(346)
Operating lease right-of-use assets	(420)	(1,153)
Total deferred tax liabilities	(711)	(1,540)

Total gross deferred tax assets	45,745	52,287
Less: valuation allowance	(45,745)	(52,287)

Net deferred tax assets	-	-

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

8.	Income taxes (continued)

The Company operates through several subsidiaries and valuation allowances are considered for each of the subsidiaries on an individual basis. The Company recorded a valuation allowance against deferred tax assets of those subsidiaries that are individually in a three-year cumulative loss, or in a cumulative loss and not forecasting profits in the foreseeable future as of December 31, 2021 and 2022. As of December 31, 2022, the Company continues to assert indefinite reinvestment on the excess of the financial reporting bases over tax bases in the Company’s investments in foreign subsidiaries.

As of December 31, 2022, the Company had U.S. and PRC tax loss carryforwards of approximately $25,048 and $1,524, respectively. For losses incurred in the U.S. in years after December 31, 2017, the Tax Cuts and Jobs Act included a limitation on the deduction for net operating losses to 80% of current year taxable income and a provision where such losses can be carried forward indefinitely. Loss carryforwards in 2017 and prior years are not limited in their current usage and can be carried forward for 20 years after the year they were generated. Whereas the PRC unused tax losses can be carried forward for 10 years and $1,524 will fully expire by 2027 if not utilized.

As of December 31, 2021 and 2022, the Company had unrecognized tax benefits of $1,065 and $3,634, respectively, of which $427 and $1,391, respectively, were offset against the deferred tax assets on tax losses carried forward, and the remaining amount of $638 and $2,243, respectively, which if ultimately recognized, would impact the effective tax rate. The gross unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year Ended December 31,
	2020	2021	2022
	$	$	$

Beginning balance, as of January 1	956	730	1,065
Additions based on tax positions related to prior tax years	-	283	3,099
Reductions based on tax positions related to prior tax years	(226)	-	(608)
Additions based on tax positions related to current tax year	-	52	78
Ending balance, as of December 31
	730	1,065	3,634

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2020 and 2021, the Company did not recognize interest and penalties accrued related to unrecognized tax benefits in income tax expenses. For the year end December 31, 2022, the Company recognized $315 interest accrued related to unrecognized tax benefits in income tax expense. The Company had approximately $203 and $518 in accumulated accrued interest and penalties recorded in other current liabilities as of December 31, 2021 and 2022, respectively.

The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months. The Company’s subsidiaries in the U.S., Australia and PRC filed income tax returns in the U.S., Australia and PRC, respectively. For the entities in the U.S., the tax returns are subject to U.S. federal and state income tax examination by tax authorities for tax years beginning in 2019. For the entity in Australia, the tax returns are open to examination by Australian Taxation Office for tax years beginning in 2019. For entities in the PRC, the tax returns for tax years after 2017 are open to examination by the PRC tax authorities.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

9.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Year Ended December 31,
	2020	2021	2022
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(60,973)	$(64,179)	$(33,279)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	29,984,284	39,023,643	39,093,246

Net loss per share —basic and diluted	$(2.03)	$(1.64)	$(0.85)

The effects of all share options and unvested restricted shares were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive during the years ended December 31, 2020, 2021, and 2022.

10.	Share-based compensation

General

On February 24, 2017, in connection with the IPO, the Company’s board of directors and shareholders approved an equity compensation plan, the 2017 Omnibus Incentive Plan (the “2017 Plan”), which became effective on March 9, 2017, to provide an additional incentive to selected officers, employees, non-employee directors, independent contractors and consultants of the Company (the “Participants”). The share awards granted by the Company under the 2017 Plan contain service conditions, and will generally vest based on a time-based vesting schedule determined by the administrator of the 2017 Plan. Certain awards also contain (1) performance conditions with respect to research and development progress or/and business development progress, or/and (2) market conditions with respect to the share price of the Company. Under the 2017 Plan, the maximum number of the Company’s ordinary shares reserved for issuance is 5,277,197 shares.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

10.	Share-based compensation (continued)

Restricted shares

The following table summarizes the Company’s employee restricted share activities under the 2017 Plan:

	Number of shares	Weighted average grant date fair value
		$

Outstanding at December 31, 2019	154,575	17.19
Granted	14,394	12.82
Vested	(38,023)	15.19
Outstanding at December 31, 2020	130,946	17.30
Granted	15,164	14.64
Vested	(22,683)	14.78
Forfeited	(40,679)	14.00
Outstanding at December 31, 2021	82,748	19.12
Granted	1,359	2.85
Vested	(6,216)	11.10
Forfeited	(907)	11.03
Outstanding at December 31, 2022	76,984	19.57
Expected to vest at December 31, 2022	1,984	11.03

As of December 31, 2022, there was $4 of total unrecognized share-based compensation cost, related to unvested and expected to vest restricted shares. This unrecognized share- based compensation cost is expected to be recognized over an estimated weighted-average period of 0.58 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

The total fair value of restricted shares vested during the years ended December 31, 2020, 2021 and 2022 was $396, $273 and $24, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

10.	Share-based compensation (continued)

Share options

The following table summarizes the Company’s share option activities under the 2017 Plan:

		Weighted		Weighted average
	Number	average exercise	Weighted average grant	remaining contractual	Aggregate intrinsic
	of options	price	date fair value	term	value
		$	$	Years	$

Outstanding at December 31, 2019	149,700	23.61		8.69
Granted	1,791,943	13.32	8.21
Forfeited	(2,594)	13.83	8.64
Outstanding at December 31, 2020	1,939,049	14.12		9.38
Granted	1,134,672	11.24	8.19
Exercised	(98,500)	16.13	9.66		473
Forfeited	(307,883)	14.52	9.06
Outstanding at December 31, 2021	2,667,338	12.77		8.82
Granted	615,407	3.94	2.98
Canceled	(60,000)	10.81	7.81
Forfeited	(1,212,306)	12.93	8.54
Outstanding at December 31, 2022	2,010,439	10.03		7.84	15
Exercisable as of December 31,2022	877,152	11.13		7.67	-
Vested and expected to vest at December 31, 2022	1,464,059	9.80		7.79	15

As of December 31, 2022, there was $1,086 of total unrecognized share-based compensation cost, related to unvested and expected to vest share options. This unrecognized share- based compensation cost is expected to be recognized over an estimated weighted-average period of 1.08 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. The intrinsic value of a share option is the difference between the market price of the ordinary share at the measurement date and the exercise price of the option. There is no intrinsic value for options outstanding and exercisable as of December 31, 2022 as the closing share price at the end of 2022 was higher than the exercise price of these share options.

The total fair value of share options vested during the years ended December 31, 2020, 2021 and 2022 was $5,422, $2,158 and $906, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

The following table presents the assumptions used in Black-Scholes-Merton formula to estimate the fair values of the share options granted in the years presented:

	For the year ended December 31,
	2020			2021			2022

Fair value of ordinary share	10.37	~	17.94	9.48	~	31.31	1.14	~	3.48
Risk-free interest rate	0.11%	~	1.64%	0.37%	~	1.47%	1.23%	~	3.16%
Expected term (years)	5.0	~	10.0	5.0	~	7.49	3.05	~	6.00
Expected volatility	70%	~	75%	75%	~	90%	100%	~	115%
Expected dividend yield			0%			0%			0%
Contractual life (years)			10			10	5	~	10

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

A total of 370,000 share options granted in May 2021 are subject to market conditions. 170,000 of these options were forfeited in 2022. The following table presents the assumptions used in Monte Carlo Simulation model to estimate the fair values of the share options granted:

For the year ended December 31, 2021
Exercise price	10.18
Fair value of ordinary share	10.71
Risk-free interest rate	1.63%
Contractual term (years)	10
Expected volatility	75%
Expected dividend yield	0%

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

10.	Share-based compensation (continued)

Long-term incentives

During 2021, the Company issued long-term incentive with an aggregate value of $79,225 to certain of its senior management. The long-term incentive awards are subject to certain performance-based vesting conditions and certain awards also are subject to market conditions. 25% of the long-term incentive awards will be settled in the Company’s ordinary shares, and the remaining 75% of the awards will be settled in cash or the Company’s ordinary shares, all or in part, at the grantee’s election.

The long-term incentive awards are classified as liability awards. As of December 31, 2022, the Company has issued a total of 3,486 ordinary shares with a total fair value of $37. Compensation expense recognized for the years ended December 31, 2021 and 2022 was $204 and $32 respectively. As of December 31, 2022, there was $64 of total unrecognized share-based compensation cost, related to unvested and expected to vest long-term incentive awards. This unrecognized share-based compensation cost is expected to be recognized over an estimated weighted-average period of 1.26 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

The following table summarizes total share-based compensation expense recognized for the years ended December 31, 2020, 2021 and 2022:

		Year ended December 31,
	2020	2021	2022
	$	$	$

Research and development	4,124	901	859
General and administrative	4,070	2,251	725

Total	8,194	3,152	1,584

Subsidiaries

In 2022, one subsidiary of the Company has granted share options to some of its employees and consultants, which will be settled by the subsidiary in its ordinary shares upon exercise of those options. These awards are generally subject to a four-year or five-year vesting schedule as determined by the administrator of the plan. During the year ended December 31, 2022, the expenses recognized in respect of these share options are insignificant.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

11.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing funds and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $130, $303 and $236 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to other funds are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Wanchun Dalian and Wanchun Hongji were established as foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

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

Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2021 and 2022, restricted net assets of the Company’s PRC subsidiaries were nil and nil, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

13.	Leases

The Company has operating leases for offices and a laboratory in the U.S. Total expenses incurred under the operating leases for the years ended December 31, 2020, 2021 and 2022 were $878, $725 and $1,107, respectively. Total expenses incurred under short-term leases for the years ended December 31, 2020, 2021 and 2022 were nil, $20, and $116, respectively. The short-term lease commitment is $54 at December 31, 2022, which is expected to be paid within one year.

Maturities of operating lease liabilities as of December 31, 2022 are as follows:

$

Year ending December 31, 2023	1,165
Year ending December 31, 2024	785
Year ending December 31, 2025	804
Year ending December 31, 2026	824
Year ending December 31, 2027	521
Years ending December 31, 2028 and thereafter	1,563
Total lease payments	5,662
Less: imputed interest	(701)

Present value of lease liabilities	4,961

Other supplemental information related to leases is summarized below:

	Year ended December 31,
	2021	2022
	$	$

Operating cash flows used in operating lease	675	1,471

	As of December 31,
	2021	2022

Weighted average remaining lease term (years)	3.98	6.61
Weighted average discount rate	5.5%	3.6%

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

14.	Supplemental balance sheet information

Other noncurrent assets consist of the following:

	December 31,
	2021	2022
	$	$

Prepayment of property and equipment	1,544	-
Deductible input value-added tax	1,304	8
Others	271	339

Total	3,119	347

Other current liabilities consist of the following:

	December 31,
	2021	2022
	$	$

Compensation related	1,803	1,330
Professional services	6	6
Income tax payable	3,570	16
Other taxes payable	426	16
Others	360	116

Total	6,165	1,484

Other noncurrent liabilities consist of the following:

	December 31,
	2021	2022
	$	$

Compensation related	87	85
Income tax payable	622	3,240
Other taxes payable	-	336

Total	709	3,661

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

The holder of the Series A-2 Preferred Shares of SEED has the ability to convert the instrument into the SEED’s ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Series A-2 Preferred Shares of SEED to determine if there were any embedded derivatives requiring bifurcation, and prior to the adoption of ASU2020-22, to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the underlying ordinary shares of SEED are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

No BCF was recognized for the Series A-2 Preferred Shares of SEED issued in November 2020 because the fair values per ordinary share of SEED of $0.50 at the commitment dates were less than the most favorable conversion price of $2.5125. The Company determined the fair value of SEED’s ordinary shares with the assistance of an independent third party valuation firm.

Since the fair value of the Series A-2 Preferred Shares was higher than the redemption amount as of December 31, 2020, no accretion was recognized for the year ended December 31, 2020.

On June 13, 2022, upon successfully achieving the conditions set under the A2 SPA, the Company received $5,000 proceeds from Lilly in exchange for an additional 1,990,000 shares of Series A-2 Preferred Shares. The fair value of the Series A-2 Preferred Shares and the Forward on the settlement date was determined to be $3,763 and $1,237, respectively. The Company determined the fair value of Series A-2 Preferred Shares and the Forward with the assistance of an independent third party valuation firm.

The contingently redeemable noncontrolling interests for the years ended December 31, 2021 and 2022 is summarized below:

Contingently redeemable noncontrolling interests
$
Balance as of December 31, 2019	-
Issuance	5,196

Balance as of December 31, 2020	5,196
Accretion to redemption value	258

Balance as of December 31, 2021	5,454
Issuance	3,763
Accretion to redemption value	1,857

Balance as of December 31, 2022	11,074

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

As of December 31, 2021, the Forward was remeasured and recognized as an asset with a fair value of $166 in other current assets, resulting in an unrealized gain of $444, which was recorded in other income, net. On June 13, 2022, the Company received $5,000 in exchange for 1,990,000 shares of Series A-2 Preferred Shares as settlement of the Forward contract and revalued the Forward contract as an asset to the fair value of $1,237. The settlement of the Forward contract resulted in a total fair value gain of $1,071 during the year ended December 31, 2022. Since the Forward contract was fully settled in June 2022, there was no outstanding Forward as of December 31, 2022. The Company determined the fair value of the Forward with the assistance of an independent third-party valuation firm.

17.	Accumulated other comprehensive income (loss)

The movement of accumulated other comprehensive income (loss) was as follows:

	Foreign currency translation adjustments	Unrealized gain (loss) on available-for-sale securities	Total
	$	$	$

December 31, 2019	140	-	140
Current period other comprehensive loss	(437)	-	(437)
December 31, 2020	(297)	-	(297)
Current period other comprehensive (loss) income	(231)	5	(226)
December 31, 2021	(528)	5	(523)
Current period other comprehensive income (loss)	964	(5)	959
December 31, 2022	436	-	436

18.	Commitments and contingencies

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

19.	Segment reporting and geographic information

The Company’s operations are organized into two segments, consisting of Plinabulin pipeline and TPD platform.

The Company presents segment information after elimination of inter-company transactions. In general, revenues and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates operating expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, headcount, depending on the nature of the relevant operating expenses. The Company does not allocate assets to its segments as the Company’s CODM does not evaluate the performance of segments using asset information.

The table below provides a summary of the Company's segment revenue, operating expenses and operating loss, which are considered as segment operating measures for the year ended December 31, 2020:

	Year ended December 31, 2020
	Plinabulin pipeline	TPD platform	Intersegment eliminations	Consolidated
	$	$	$	$

Revenue	-	180	-	180

Operating expenses
Research and development	(41,169)	(629)	5	(41,793)
General and administrative	(21,534)	(1,091)	27	(22,598)

Loss from operations	(62,703)	(1,540)	32	(64,211)

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

19.	Segment reporting and geographic information (continued)

The table below provides a summary of the Company's segment revenue, operating expenses and operating loss, which are considered as segment operating measures for the year ended December 31, 2021:

	Year ended December 31, 2021
	Plinabulin pipeline	TPD platform	Intersegment eliminations	Consolidated
	$	$	$	$

Revenue	-	1,351	-	1,351

Operating expenses
Research and development	(32,077)	(4,851)	40	(36,888)
General and administrative	(29,737)	(1,166)	200	(30,703)

Loss from operations	(61,814)	(4,666)	240	(66,240)

The table below provides a summary of the Company's segment revenue, operating expenses and operating loss, which are considered as segment operating measures for the year ended December 31, 2022:

	Year ended December 31, 2022
	Plinabulin pipeline	TPD platform	Intersegment eliminations	Consolidated
	$	$	$	$

Revenue	-	1,351	-	1,351

Operating expenses
Research and development	(18,180)	(7,442)	40	(25,582)
General and administrative	(11,346)	(1,862)	200	(13,008)

Loss from operations	(29,526)	(7,953)	240	(37,239)
Total other income (expenses), net	400	962	(240)	1,122

Loss before income tax	(29,126)	(6,991)	-	(36,117)
Income tax expenses	(227)	64	-	(163)

Net loss	(29,353)	(6,927)	-	(36,280)
Less: Net loss attributable to noncontrolling interests	(3,001)	-	-	(3,001)
Net loss attributable to BeyondSpring Inc.	(26,352)	(6,927)	-	(33,279)

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

19.	Segment reporting and geographic information (continued)

For the years ended December 31, 2020, 2021 and 2022, the Company recognized revenue of $180, $1,351, and $1,351, respectively. All of the Company’s revenue was derived from the U.S. for the years ended December 31, 2020, 2021 and 2022. The Company’s long-lived assets by geographic area are presented as follows:

	December 31,
	2021	2022
	$	$
Property and equipment, net:

PRC	98	90
U.S.	1,324	1,778

Total	1,422	1,868

20.	Fair value measurements

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2022 are summarized below:

		Fair value measurement
Recurring fair value measurement	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	$	$	$	$

As of December 31, 2021
Assets:
Available-for-sale debt securities
Financial products issued by commercial banks	1,574	-	1,574	-
Trading debt securities
Financial products issued by commercial banks	13,169	-	13,169	-
Forward contract (Note 16)	166	-	-	166
Total assets measured at fair value	14,909	-	14,743	166
As of December 31, 2022
Assets:
Trading debt securities
Financial products issued by commercial banks	2,872	-	2,872	-
Total assets measured at fair value	2,872	-	2,872	-

The fair value of the forward contract is estimated using a formulaic valuation approach which combines the discounted cash flow to first estimate the fair value of the entity’s share price and probability-based valuation approach to estimate the fair value of the forward contract. Significant unobservable inputs include the probability of achieving a contingent target, discount for lack of marketability, volatility and weighted average cost of capital at the end of 2021 and the settlement date.

The following table represents the significant unobservable inputs used to estimate the fair value of the Forward contract at December 31, 2021 and at settlement date June 13, 2022:

	Valuation technique	Unobservable inputs	Range as of
			December 31, 2021	June 13, 2022
Forward contract	Discounted cash flow	Discount for lack of marketability	10%	10%
		Volatility	85%	85%
		Weighted average cost of capital	14.50%	17.10%
	Probability-based valuation approach	Probability of achieving contingent target	90%	100%

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

20.	Fair value measurements (continued)

The following table presents a reconciliation of the forward contract measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years presented:

Forward contract
$

Balance as of December 31, 2019	-
Recognized during the year	(278)
Gains or losses from changes in fair value	-

Balance as of December 31, 2020 (liability)	(278)
Gains from changes in fair value	444

Balance as of December 31, 2021 (asset)	166
Gains from changes in fair value	1,071
Settlement during the year	(1,237)

Balance as of December 31, 2022	-

21.	Subsequent events

On February 8, 2023, the Company’s subsidiary, SEED, received $2,000 from Lilly upon achievement of certain pre-clinical discovery milestone under the Lilly Collaboration Agreement.

Effective on March 16, 2023, the Board of the Company approved the deregistration of its wholly owned subsidiary BeyondSpring Australia.