Form 20-F
period 2023-12-31
BeyondSpring Inc.
filed 2024-04-29
CIK 1677940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

BeyondSpring Inc.
100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, New Jersey 07932
(Address of principal executive offices)

Dr. Lan Huang, Chairperson of the Board and Chief Executive Officer
Telephone: +1 (646) 305-6387
Facsimile: +1 (646) 882-4228
BeyondSpring Inc.
100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, New Jersey 07932

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 39,029,163 Ordinary Shares as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

●

the impact of widespread health developments, and the responses thereto, which could materially and adversely affect, among other things, enrollment of patients in our clinical trials, timing and completion of regulatory or other required inspections, our expected timeline for data readouts of our clinical trials and certain regulatory filings for our product candidates, and the review and approval timeline of regulatory authorities;

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

PART I

Item 1.                Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.                Offer Statistics and Expected Timetable

Not applicable.

Item 3.                Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Summary

Risks Related to Our Financial Position and Need for Additional Capital

●	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

●	We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses for the foreseeable future.

●	We will depend on our ability to obtain necessary financing to fund our working capital requirement to continue as a going concern.

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

Wanchun Biotech, the former holding company of our U.S. subsidiary, was formed in 2010. Our operations to date have focused on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio, including protecting the rights to Plinabulin, and conducting studies in animals and clinical trials of Plinabulin. Our current pipeline consists of Plinabulin for multiple indications, including as a direct anticancer agent in NSCLC when combined with docetaxel, a pipeline of clinical and preclinical immuno-oncology product candidates, and the prevention of CIN. We have not yet demonstrated the ability to successfully complete large-scale, pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale drug, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. We have not yet obtained regulatory approval for, or demonstrated an ability to commercialize, any of our product candidates. We have no products approved for commercial sale and have not generated any revenue from product sales. Consequently, it is difficult to evaluate our business and prospects for future performance.

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

Pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or achieve commercial viability and acceptance by patients, doctors and payors. We have devoted most of our financial resources to research and development, including our studies in animals and clinical trials. We have not generated any revenue from product sales to date, and we continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2010. For the years ended December 31, 2021, 2022 and 2023, we reported a net loss of $68.2 million, $36.3 million and $21.9 million, respectively, and had an accumulated deficit of $375.3 million and $396.3 million as of December 31, 2022 and 2023, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future as we continue our development of, and seek regulatory approvals for, our product candidates, and begin to commercialize approved drugs, if any. Typically, it takes many years to develop one new drug from the time it is discovered to when it is available for treating patients. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may increase our expenses and adversely affect our ability to generate revenue. The size of our future net losses will depend, in part, on our ability to manage these aspects of our business. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, we may never become profitable. For example, in November 2021, we received a Complete Response Letter from the FDA for the NDA seeking approval of Plinabulin in combination with G-CSF for the prevention of CIN. Although we expect to work closely with the FDA to consider the possible future clinical and regulatory pathway for the CIN prevention indication, we may not be successful in obtaining approval from the FDA and as a result may incur substantial losses. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

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

We will depend on our ability to obtain necessary financing to fund our working capital requirement to continue as a going concern.

We are a clinical stage global biopharmaceutical company focused on developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs. We have incurred operating losses and negative cash flows from operations since our inception. We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through equity financings. We have not generated, and do not expect to generate, any significant revenue for the foreseeable future. We expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, clinical trials, preclinical studies and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. The opinion of our independent registered accountants on our audited financial statements included in this annual report on Form 20-F contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our ability to continue operations as a going concern will depend on, among other things, additional capital resources. There can be no assurance that capital will be available as necessary to meet the Company’s working capital requirements or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in dilution in the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans will be available, will increase the Company’s liabilities and future cash commitments. Our financial statements do not contain any adjustments to the amounts or classification of recorded assets or liabilities that might be necessary if we do not continue as a going concern. The financial statements take no account of unsuccessful product development or commercialization.

We will need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our current or future product candidates.

We have financed our operations with a combination of equity offerings, shareholder and third-party loans, including bank loans, and collaboration arrangements. We have financed the operations of our subsidiary, SEED Therapeutics Inc., or SEED, through the issuance of ordinary and preferred shares and through collaboration payments from Eli Lilly and Company, or Eli Lilly. Through December 31, 2023, we have raised approximately $296.0 million in equity financing, $10.2 million of issuance of noncontrolling interests, $10.0 million of issuance of preferred shares of SEED, $2.1 million from bank loans, of which $0.6 million has been forgiven in July 2021 and $1.5 million has been repaid in March 2022, $2.5 million in third party loans, of which $1.0 million has since been converted into an equity investment and $1.5 million has been repaid, and $14.4 million in shareholder loans, of which $6.0 million has been repaid and $8.4 million was assumed by Wanchun Biotech, the former holding company of our U.S. subsidiary, on July 20, 2015 pursuant to our internal restructuring, $10.0 million upfront payment to SEED from Eli Lilly, and approximately $31.0 million upfront payment to our partially owned subsidiary, Dalian Wanchunbulin Pharmaceuticals Ltd., or Wanchunbulin, from Jiangsu Hengrui Pharmaceuticals Co., Ltd., or Hengrui. Our product candidates will require the completion of regulatory review, significant marketing efforts and substantial investment before they can provide us with any product sales revenue.

Our operations have consumed substantial amounts of cash since inception. The net cash used for our operating activities was $47.2 million, $28.2 million and $16.5 million for the years ended December 31, 2021, 2022 and 2023, respectively. We expect to continue to spend substantial amounts on discovering new product candidates and advancing the clinical development of our product candidates. We have partnered with Hengrui for the commercialization of Plinabulin in Greater China. In the U.S. and for the rest of the world, we currently plan to prioritize seeking a commercialization partner to maximize Plinabulin’s potential in multiple cancer indications.

We will need to obtain additional financing to fund our future operations. We will need to raise additional financing to conduct additional clinical trials that may be required by the FDA to meet any regulatory requirements for additional clinical trials to support a potential NDA filing for NSCLC and to support the NDA approval for prevention of CIN. We will also need to obtain additional financing to complete the development and commercialization of our future product candidates. Moreover, our operating expenses and other contractual commitments are substantial and are expected to increase in the future.

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

Although in the future we intend to explore other therapeutic opportunities in addition to Plinabulin, which we acquired from NPBSIPO Liquidating Trust, or Nereus, and did not develop on our own, currently we have only identified three product candidates and one drug development platform (currently under SEED) that do not include Plinabulin and clinical trials on those candidates have not begun. Development of product candidates requires substantial technical, financial and human resources whether or not we ultimately are successful. Our research programs and those of our collaborators may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

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

Clinical testing is expensive and can take many years to complete, and failure can occur at any time during the clinical trial process. The results of studies in animals and early clinical trials of our product candidates may not predict the results of later-stage clinical trials. We have conducted Phase 2/3 clinical trials in CIN prevention (PROTECTIVE-1 and PROTECTIVE-2) and a Phase 3 trial in advanced NSCLC (DUBLIN-3), investigator-initiated Phase 1 and Phase 2 clinical trials with a triple combination therapy for the treatment of extensive-stage small cell lung cancer, or ES-SCLC, NSCLC, and a basket Phase 1 study in a number of cancer indications; however, we did not conduct the Phase 1/2 clinical trial pertaining to the combination of Plinabulin and docetaxel, or Study 101. Study 101 was conducted by Nereus and we acquired Plinabulin from Nereus after such Phase 1/2 clinical trial had been substantially completed. Product candidates, including Plinabulin, evaluated in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through studies in animals and initial clinical trials. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations (including genetic differences), patient adherence to the dosing regimen and the patient dropout rate. Results in later trials may also differ from earlier trials due to a larger number of clinical trial sites and additional countries and languages involved in such trials. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced and significant expense has been incurred.

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

The time required to obtain approval by the FDA, NMPA, EMA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of studies in animals and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval can differ among regulatory authorities and may change during the course of a product candidate’s clinical development. We have not obtained regulatory approval for any product candidate. In November 2021, we received a Complete Response Letter from the FDA for the NDA seeking approval of Plinabulin in combination with G-CSF for the prevention of CIN. In March 2023, we withdrew the NDA submission for the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer from the NMPA. We continue to communicate with the NMPA regarding the re-filing of the NDA for the CIN indication and plan to use our best efforts to re-file the NDA as soon as possible. It is possible that neither our existing product candidates nor any product candidates we may discover or acquire for development in the future will ever obtain regulatory approval. Even if we obtain regulatory approval in one jurisdiction, we may not obtain it in other jurisdictions or we may not obtain it for the same indications or under the same conditions.

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

In addition, our late stage clinical trials for the treatment of NSCLC and prevention of CIN for Plinabulin include a majority of patients in China, which may create regulatory risks for our NDA filings in the U.S. Our NSCLC clinical trial (DUBLIN-3) was conducted in 559 patients with approximately 87% of the patients in China and 13% of the patients in the U.S. and Australia. Our CIN clinical trials (PROTECTIVE-1 and PROTECTIVE-2) were conducted in approximately 500 patients with approximately 50% of the patients in China and 50% of the patients in the U.S., Russia and Ukraine. If no benefit is shown in the U.S. population, if the results of our studies do not support the assessment that the Phase 3 study data may be pooled, or if the patient population enrolled does not reflect the U.S. standard of care, among other potential objections, the findings of the trials might not be considered to be applicable to U.S. patients and the FDA might not approve our NDA.

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

In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted. For example, in December 2022 with the passage of the Food and Drug Omnibus Reform Act, or FDORA, Congress required sponsors to develop and submit a diversity action plan for each Phase 3 clinical trial or any other “pivotal study” of a new drug or biological product. These plans are meant to encourage the enrollment of more diverse patient populations in late-stage clinical trials of FDA-regulated products. Specifically, action plans must include the sponsor’s goals for enrollment, the underlying rationale for those goals, and an explanation of how the sponsor intends to meet them. In addition to these requirements, the legislation directs the FDA to issue new guidance on diversity action plans. If the FDA determines that the patient populations of any of our clinical trials are not sufficiently diverse, such as our advanced NSCLC study (DUBLIN-3), it could require additional clinical trials which would be costly and could lead to delays in receiving FDA marketing approval, or it could decline to provide marketing approval, for affected product candidates or indications, which would have a material adverse effect on our business, financial condition and results of operations.

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

●	our inability to obtain approval from IRBs or ethics committees to conduct clinical trials at their respective sites;

●	our inability to enroll in a clinical trial a sufficient number of patients who meet the applicable inclusion and exclusion criteria of the clinical trial;

●	our inability to retain a sufficient number of patients in a clinical trial;

●	our inability to conduct a clinical trial in accordance with regulatory requirements or our clinical protocols;

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

In November 2021, we received a Complete Response Letter from the FDA for Plinabulin in combination with G-CSF for the prevention of CIN. In the Complete Response Letter, the FDA indicated the results of the single registrational trial (PROTECTIVE-2 Phase 3) were not sufficiently robust to demonstrate benefit and that a second well-controlled trial would be required to satisfy the substantial evidence requirement to support the CIN indication. In March 2023, we withdrew the NDA submission for the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer from the NMPA. We continue to communicate with the NMPA regarding the re-filing of NDA for the CIN indication and plan to use our best efforts to re-file the NDA as soon as possible. It is possible that the NMPA, EMA or other regulatory authorities may not consider the results of our two Phase 2/3 trials in CIN to be sufficient for approval of such indication, similar to the FDA. It is also possible that the FDA, NMPA, EMA or other regulatory authorities may not consider the results of our one Phase 3 trial for NSCLC to be sufficient for approval of such indication. In particular, the FDA generally requires two pivotal clinical trials to approve a drug. In the area of oncology, however, the FDA has in some instances only required one Phase 3 clinical trial for approval of a drug in cases of severe unmet medical need. The FDA typically does not consider a single clinical trial to be adequate to serve as a pivotal trial unless, among other things, it is well-controlled and demonstrates a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and a confirmatory study would be practically or ethically impossible. While we have been informed by the FDA that one Phase 2/3 trial with (i) results that are highly statistically significant, (ii) a clinically meaningful effect on survival that is consistent among relevant subgroups and (iii) an acceptable benefit-risk profile may be sufficient for approval of Plinabulin as an anticancer agent in advanced metastatic NSCLC, because the FDA generally requires two pivotal clinical trials, it may require that we conduct larger or additional clinical trials for NSCLC prior to the NDA submission or as a requirement for approval for such indication. It is also possible that, even if we achieve favorable results in the Phase 3 NSCLC trial, the FDA may require us to enroll additional subjects or conduct additional clinical trials, possibly involving a larger sample size or a different clinical study design, particularly if the FDA does not find the results from the Phase 3 NSCLC trial to be sufficiently persuasive to support the NDA submission.

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

In October 2017, the General Office of the Central Committee of the Communist Party of China and the Chinese State Council, or the State Council, issued the Opinions on Deepening the Reform of the Review and Approval System and Inspiring Innovation of Drugs and Medical Devices. This opinion provides, among other things, that the review and approval process should be accelerated for drugs or medical devices that are urgently in need for clinical practice. For drugs or medical devices that are (i) for treatment of severe and life-threatening diseases that cannot be cured in an effective manner, or (ii) urgently in need for public health, if early and mid-term indicators in clinical trials for these drugs or medical devices show efficacy and potential clinical value, the marketing of these drugs and medical devices may be approved conditionally, and companies who desire to market such drugs or medical devices shall develop risk control plans and conduct research according to applicable requirements. On November 19, 2020, the Announcement on the Technical Guidance Principles for Conditional Approval of Drugs (Trial) was issued by the Center for Drug Evaluation, or CDE, and came into effect on the same day. This announcement stipulates the definition of severe and life-threatening diseases and drugs in need in public health and requires applicants to discuss and reach consensus with the CDE on the research and other contents promised to be completed after the marketing, including without limitation, submitting post-marketing clinical research plans, the anticipated completion date thereof, the submission date of the clinical research report and the post-marketing risk control plans, etc. Furthermore, on December 1, 2019, the newly revised Drug Administration Law of the People’s Republic of China, or the PRC Drug Administration Law, came into effect. The PRC Drug Administration Law reiterates that drugs (i) for treatment of severe and life-threatening diseases that cannot be cured in an effective manner or (ii) urgently in need for public health, may be approved conditionally, provided that indicators in clinical trials for these drugs show efficacy and potential clinical value. With regard to a drug that has been approved conditionally, the market authorization holder of the drug shall take corresponding risk management measures and complete the relevant research as required within the prescribed time limit. If the research fails to be completed as required within the prescribed time limit or fails to prove that the benefits outweigh the risks, then, at the worst, the drug marketing license may be revoked. The aforementioned conditional approval mechanism was further adopted by the newly revised Provisions for Drug Registration, which were issued by the State Administration for Market Regulation on January 22, 2020 and came into effect on July 1, 2020. The newly revised Provisions for Drug Registration reiterate the duties owed by the market authorization holder as stipulated in the PRC Drug Administration Law and further provide that the drug approved conditionally shall be declared in the form of a supplementary application after the relevant post-marketing clinical research is accomplished. On August 24, 2023, the NMPA issued the revised draft Protocol for Review and Approval of Conditional Approval of Drugs Marketing Applications (Trial) and the policy interpretations for such protocol for public comments. The draft protocol and its policy interpretations provide for strengthened post-marketing supervisions for conditionally approved drugs, and state that if a drug has been conditionally approved, clinical trial applications targeting at conditional approval of similar drugs with the same mechanism, target, or indications in principle will not be approved. The NMPA solicited comments until September 25, 2023, and as of the date of this annual report, there is no timeline for its enactment. Based on positive results in our two clinical trials, PROTECTIVE-1 and PROTECTIVE-2, we submitted an NDA for approval in China for the use of Plinabulin in combination with G-CSF for the prevention of CIN in March 2021. In March 2023, we withdrew this NDA submission from the NMPA. We continue to communicate with the NMPA regarding the re-filing of NDA for the CIN indication and plan to use our best efforts to re-file the NDA as soon as possible.

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

We currently do not have any product candidates that have gained regulatory approval for sale in China, the U.S., the European Union or any other country, and we may never have marketable drugs. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize product candidates in a timely manner. We cannot commercialize product candidates without first obtaining regulatory approval to market each drug from the FDA, NMPA, EMA and comparable regulatory authorities. Plinabulin is currently being studied in two clinical developmental programs. One is as an anti-cancer therapy, with top-line final data reported in August 2021 and presented at the European Society for Medical Oncology, or ESMO, in September 2021 from a Phase 3 trial in NSCLC (DUBLIN-3). We plan to use our best efforts to file an NDA with the NMPA as soon as possible. The other is for the prevention of CIN, for which we submitted an NDA filing in the U.S. and China in March 2021. We received a Complete Response Letter for the prevention of CIN from the FDA in November 2021, and withdrew the NDA submission of the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer from the NMPA in March 2023. We plan to use our best efforts to re-file the NDA for the CIN indication with the NMPA as soon as possible. In addition, Plinabulin has been studied in preclinical models and in a number of investigator-initiated studies (Phase 1/2 trials) to investigate its therapeutic potential in combination with immuno-oncology agents in various cancer indications. These trials and future trials may not be successful, and regulators may not agree with our conclusions regarding the studies in animals and clinical trials we have conducted to date.

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

In August 2015, the State Council issued the Opinions on Reforming the Review and Approval Process for Drugs and Medical Devices, that contained several potential policy changes that could benefit the pharmaceutical industry:

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

In May 2016, the General Office of the State Council issued Circular on the Pilot Program for the Drug Marketing Authorization Holder System, or Circular 41, which signals that the drug marketing authorization holder system is finally put into implementation. Circular 41 allows institutions of drugs research and development and research specialist staff in Beijing, Tianjin, Hebei, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong and Sichuan, to act as the applicant of drugs registration and to submit applications for drug clinical trials and drug marketing. For those drugs newly registered after the effective date of Circular 41, applicants are allowed to submit applications for becoming a drug marketing authorization holder at the same time as they submit applications for drug clinical trials or drug marketing. In July 2016, the CFDA issued Circular on Conducting Works Regarding the Pilot Program for the Drug Marketing Authorization Holder System, which provides further details on the application procedures stipulated in Circular 41. In August 2017, the CFDA issued the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug Marketing Authorization Holder System. This circular is issued, among other things, to advance implementation of a system pilot program for holders of drug marketing authorization, to delineate the rights and obligations of such holders, to enhance the quality control system for the drug manufacturing process and to improve the responsibility system over drug manufacturing and marketing supply chains. In October 2018, the Standing Committee of the National People’s Congress issued the Decisions on Extending the Term of the Pilot Program for the Drug Marketing Authorization Holder System in Several Regions, which extended the expiration date of the pilot program from November 4, 2018 to November 4, 2019.

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

In China, we have entered into an exclusive commercialization and co-development agreement in Greater China with Hengrui to commercialize Plinabulin for the treatment of NSCLC and the prevention of CIN and any additional indications, if approved for sale. See “Item 4. Information on the Company—B. Business Overview—Commercialization.” Plinabulin has been granted Breakthrough Therapy Designation by the NMPA. Additionally, Plinabulin has achieved status as a 2017 National Science and Technology Major Project in China, or the 2017 Grant. As a result of the 2017 Grant, Plinabulin has been included in the National Drug Priority Review List in China. According to the Outline of the Thirteenth Five-Year Plan of the National Economy and Social Development of the People’s Republic of China, or the Thirteenth Five-Year Plan, the government encourages the research, development and production of new drugs, the new drugs with approval to be marketed shall enjoy priority to be included in the National Insurance System. Pending drug approval and successful pricing negotiations with the Chinese government, we believe that this status could help position Plinabulin for inclusion in the National Insurance System, which would allow for faster access to patients and reimbursement. According to the Outline of the Fourteenth Five-Year Plan of the National Economy and Social Development of the People’s Republic of China, or the Fourteenth Five-Year Plan, the government will improve the accelerated review and approval mechanism for innovative drugs, vaccines and medical devices, enhance the review and approval of drugs and medical devices for the treatment of orphan diseases and diseases with urgent clinical needs, and promote the domestic marketing of new drugs and medical devices marketed abroad with urgent clinical needs. However, even if Plinabulin is approved for sale in China, we may not be successful in transitioning to full commercialization or obtaining reimbursement under the National Insurance System. We have no experience negotiating pricing arrangements and may be unable to reach agreement on pricing.

In the U.S. and for the rest of the world, we currently plan to prioritize seeking a commercialization partner to maximize Plinabulin’s potential in multiple cancer indications.

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

Drug products approved under an NDA (including those in China), such as our product candidates, if they were to be approved, could face generic competition earlier than expected. The enactment of the Generic Drug User Fee Amendments of 2012 and the Food and Drug Administration Safety and Innovation Act of 2012 established a user fee program that has generated hundreds of millions of dollars in funding for the FDA’s generic drug review program. Funding from the user fee program, along with performance goals that the FDA negotiated with the generic drug industry, have contributed to decrease timeframes for FDA review and approval of generic drug applications.

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

Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. For example, the U.S. Congress has made numerous efforts to repeal or amend the Affordable Care Act in whole or in part. The Tax Cuts and Jobs Act, which former President Trump signed into law in December 2017, effectively eliminated the penalty for noncompliance with the Affordable Care Act’s individual health insurance mandate, which is considered a key component of the Affordable Care Act. Further legislative and regulatory changes under the Affordable Care Act remain possible, although it is unknown what form such changes or any law would take, and how or whether it may affect the pharmaceutical industry as a whole or our business in the future.

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

In the U.S., there also has been particular and increased public and governmental scrutiny of the cost of drugs and drug pricing strategies, including by the U.S. Congress and federal and state prosecutors. To date, there have been several U.S. congressional inquiries, federal and state lawsuits, as well as proposed and enacted federal and state legislation and regulatory measures that may impact the prices that drug manufacturers are permitted to charge for their products or require increased transparency around drug pricing practices. Most recently, the Inflation Reduction Act of 2022, enacted on August 16, 2022, seeks to reduce prescription drug costs by, among other provisions, allowing Medicare to negotiate prices for certain high-cost prescription drugs in Medicare Parts B and D, imposing an excise tax on pharmaceutical manufacturers that refuse to negotiate pricing with Medicare, requiring inflation rebates to limit annual drug price increases in Medicare, and redesigning the Medicare Part D formula. These provisions began taking effect progressively starting in fiscal year 2023, including an initial group of drugs that HHS selected for the first cycle of Medicare drug price negotiations in 2024. At the state level, individual states are becoming increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, as well as, in some cases, measures designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These and other drug pricing measures could cause significant operational and reimbursement changes for the pharmaceutical industry. We cannot know whether additional changes will be enacted and, if so, whether they would affect demand or impact the prices we would be able to charge for our product candidates, if they gain approval in the U.S.

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

These and similar laws may be subject to amendment or reinterpretation, and implementing regulations may be revised or reinterpreted, in ways that may significantly affect our business. For example, the former Trump administration issued final rules in late 2020 that, among other things, made changes to certain Anti-Kickback Statute safe harbors; however, implementation of these rules has been and may continue to be affected by subsequent legislative and regulatory action or litigation delaying or challenging these rules. Additionally, we may be subject to state and non-U.S. equivalents of each of the healthcare laws described above, among others, some of which may be broader or different in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state, and some states have passed their own data privacy and security measures. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties or other consequences.

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

Our success depends in large part on our ability to obtain and maintain patent protection in the U.S., China and other countries with respect to our proprietary technology and product candidates. As of April 10, 2024, we owned 17 issued U.S. patents directed to Plinabulin synthesis, Plinabulin use in the treatment of various disorders including lung cancer, polymorphic forms of Plinabulin, Plinabulin compositions, and Plinabulin analogs. In addition, we had counterpart granted patents in 31 foreign jurisdictions, including Japan, South Korea, China, Europe and other countries. The U.S. patents are scheduled to expire between 2025 and 2039, excluding any patent term restorations. We had 17 families of pending patent applications directed to use of Plinabulin in neutropenia reduction, use of Plinabulin for treating RAS mutant tumors and brain tumors, polymorphic forms of Plinabulin, use of Plinabulin in combination with checkpoint inhibitors, use of Plinabulin in reduction of immunotherapy related adverse events, the therapeutic use of tubulin binding compounds, use of Plinabulin in the treatment of thrombocytopenia, use of Plinabulin in combination with G-CSF therapy, use of Plinabulin for treating epidermal growth factor receptor, or EGFR, mutant tumors, use of Plinabulin in combination with an immune checkpoint inhibitor and a farnesyl pyrophosphate synthase, or FPPS, inhibitor for treating cancer, selecting responsive patients using biomarkers, use of Plinabulin in treating immune checkpoint inhibitor-resistant patients, Plinabulin impurities, and use of Plinabulin as a monotherapy in treating certain cancers. If these applications were to issue, they would nominally expire between 2033 and 2042. We had three pending Patent Cooperation Treaty, or PCT, patent applications directed to kits and methods for providing and administering plinabulin, use of Plinabulin in combination with a PARP inhibitor, and Plinabulin micelle compositions. If applications claiming priority to these PCT applications were to issue, they would nominally expire between 2043 and 2044.

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

In most countries in which we file, including the U.S., the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords is limited. Even if patents covering our product candidates are obtained, we may be open to competition from other companies as well as generic medications once the patent life has expired for a drug. The granted U.S. patents directed to Plinabulin synthesis, use, compositions, and polymorphic forms are scheduled to expire between 2025 and 2039, excluding any potential patent term restoration. Upon the expiration of our issued patents or patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors and our business and results of operations may be adversely affected.

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

Our success is heavily dependent on intellectual property, particularly patent rights. Obtaining and enforcing patents involves both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, these rulings have created uncertainty with respect to the value of patents once obtained, if any. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. In the case, Mayo Collaborative Servs. v. Prometheus Labs, Inc., the U.S. Supreme Court held that certain claims to methods of optimizing therapeutic efficacy constitute unpatentable laws of nature. Although we do not believe that our currently-issued patents directed to our product candidates and any patents that may issue from our pending patent applications if issued in their currently pending forms will be found invalid based on these decisions, future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patent rights. There could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other intellectual property rights.

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

We have entered into an investigator-initiated clinical trial agreement with the University of California San Diego, or UCSD, and Dr. Lyudmila Bazhenova, an employee of UCSD and the principal investigator, and a clinical study agreement with the University of Washington, in connection with the investigator-initiated Phase 1/2 studies of Plinabulin in combination with Bristol-Myers Squibb’s PD-1 antibody, nivolumab in patients with metastatic NSCLC. The UCSD study has completed the enrollment of 18 patients, and achieved its Phase 1 endpoint of safety evaluation and dose selection. The University of Washington study achieved the dose regimen endpoint and therefore the study site has been closed. We have also entered into an investigator-initiated research agreement with Hoosier Cancer Research Network, Inc. and the Rutgers University, in connection with the investigator-initiated Phase 1 and Phase 2 clinical trials with a triple combination therapy, consisting of Plinabulin, nivolumab, and CTLA-4 antibody, ipilimumab, for the treatment of ES-SCLC. In addition, we have entered into a sponsored research agreement with The University of Texas MD Anderson Cancer Center, or MD Anderson, in connection with research to evaluate the benefits of adding Plinabulin to radiation therapy plus immune checkpoint antibodies. We have entered into a sponsored clinical study agreement with MD Anderson in connection with the investigator-initiated Phase 1/2 study of Plinabulin in combination with radiation/immunotherapy in patients with select advanced malignancies after progression on PD-1 or PD-L1 targeted antibodies. We have also entered into an investigator sponsored research agreement with Memorial Sloan Kettering Cancer Center in connection with the investigator-initiated Phase 1 study of Plinabulin in combination with pegfilgrastim for the reduction of neutropenia burden in multiple myeloma patients who have undergone autologous hematopoietic cell transplantation, or AHCT. In 2023, we entered into a sponsored research agreement with Peking Union Medical College Hospital in connection with the investigator-initiated Phase 2 study of Plinabulin in combination with Keytruda® (pembrolizumab), a PD-1 antibody, and docetaxel for the treatment of NSCLC patients who progressed from PD-1/PD-L1 antibodies. We have also entered into a sponsored research agreement with Wuhan Union Hospital in connection with the investigator-initiated Phase 2 study of Plinabulin in combination with pembrolizumab, a PD-1 antibody, and etoposide and platinum for the first-line treatment of ES-SCLC patients. See “Item 4. Information on the Company—B. Business Overview—Plinabulin, Our Lead Drug Candidate—Plinabulin in Combination with Immuno-oncology Agents in Anti-cancer Indications—Investigator-initiated studies in Plinabulin in immune-oncology” and “—Plinabulin in Prevention of CIN—Investigator-initiated Study in Multiple Myeloma (Plinabulin + Pegfilgrastim combination).” Each of these agreements provides that we will provide the financial support and access to Plinabulin for use in the studies, and they do not require that any intellectual property rights will be developed in connection with these studies. Our subsidiary SEED has also entered into a research collaboration and license agreement with Eli Lilly, to discover and develop new chemical entities that could produce therapeutic benefit through targeted protein degradation, or TPD. Additionally, our subsidiary Wanchunbulin has entered into an exclusive commercialization and co-development agreement with Hengrui to develop additional indications for Plinabulin.

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

Wanchunbulin, a partially owned subsidiary, holds the intellectual property rights to Plinabulin in China. We currently indirectly own 57.97% of the equity interest of Wanchunbulin. 42.03% of the equity interest of Wanchunbulin is held by certain other investors. As a result, any distributions resulting from Wanchunbulin on account of its equity ownership will not be fully received by us as the parent company, and any payment from us to Wanchunbulin will indirectly benefit said investors. In addition, under Chinese laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. Registered share capital and capital reserve accounts are also restricted from withdrawal in China. As of December 31, 2023, these restricted net assets were nil.

In August 2021, Wanchunbulin entered into an exclusive commercialization and co-development agreement with Hengrui to further develop and commercialize Plinabulin in Greater China. Under the terms of the agreement, Wanchunbulin granted Hengrui exclusive rights to commercialize and co-develop Plinabulin in the Greater China markets, including mainland China, Hong Kong, Macau and Taiwan. Wanchunbulin retains the manufacturing rights of Plinabulin in the Greater China markets and will receive all Plinabulin net sales proceeds in such markets. Hengrui will receive a pre-determined percentage of the net sales in each quarter. See “Item 4. Information on the Company—B. Business Overview—Commercialization” and “Risk Factors—Risks Related to our Industry, Business and Operation—We and our major shareholders have been, and may in the future become, subject to claims, litigation, arbitration and investigations, any of which may require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could have a material adverse impact on our financial condition and results of operations, harm our reputation or otherwise negatively impact our business.”

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

As of April 1, 2024, we had 35 full-time employees. Of these, 19 were engaged in full-time research and development and laboratory operations and 16 were engaged in full-time general and administrative functions. As of April 1, 2024, 12 of our employees were located in China and 23 were located in the U.S. We have also engaged and may continue to engage independent contractors who are not full-time employees, to assist us with our operations. As our development and commercialization plans and strategies develop, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. Future growth will impose significant added responsibilities on members of management, including:

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

We have identified two material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.

We have identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses related to lack of adequate and timely review of reconciliations and consolidations, resulting in material adjustments, and significant post-closing adjustments; and lack of adequate review of journal entries, resulting in material post-closing adjustments.

We have implemented and will continue to implement measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including the following:

●

we are establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures

●	we will continue to conduct accounting and financial reporting training for our employees.

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or to avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

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

Our management evaluated, with the participation of our Chief Executive Officer, who performs the functions of Principal Executive and Financial Officer under Rule 13a-15 under the Exchange Act, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our Principal Executive and Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described above, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2023. We have identified two material weaknesses in our internal control over financial reporting and may identify additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. More generally, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, if we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

The outbreak of COVID-19 resulted in the implementation of significant governmental measures globally, including closures of businesses and offices, quarantines of individuals, and travel bans. Our business had been negatively impacted by the effects of COVID-19. For example, enrollment of patients in our clinical trials in Ukraine was severely affected by the COVID-19 outbreak in 2020, and enrollment was shifted to other clinical sites. We also experienced minor delays in enrollment of patients in our clinical trials in general, which did not affect our ability to finish enrollment of patients in PROTECTIVE-2 and DUBLIN-3 studies globally. In addition, we rely on third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs, and the pandemic has affected their ability to devote sufficient time and resources to our programs. Moreover, as a result of COVID-19, there was a general unease of conducting unnecessary activities in medical centers. As a result, the expected timeline for data readouts of our clinical trials and certain regulatory filings and regulatory review process had been negatively impacted. For example, we experienced minor delays in processing the clinical trials data due to COVID-19. In addition, restrictions or other circumstances related to COVID-19 caused delays in pre-approval inspections of our clinical or manufacturing facilities and delays in regulatory review process, thereby delaying the regulatory review and approval timeline of our product candidates. The outbreak of a similar health epidemic or pandemic in the future could have a material adverse effect on our business.

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

We had cash, cash equivalents and restricted cash of $17.8 million and $34.4 million at December 31, 2023 and 2022, respectively. We may invest our cash in a variety of financial instruments, principally short-term investment grade, interest-bearing instruments. We had short-term investments of $0.2 million and $2.9 million at December 31, 2023 and 2022, respectively. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. Our exposure to interest rate risk arises through movements in regard to interest income we earn on our deposits. To manage the risk, our cash is held at financial institutions that we believe to be of high credit quality. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

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

We and our major shareholders have been, and may in the future become, subject to claims, litigation, arbitration and investigations, any of which may require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could have a material adverse impact on our financial condition and results of operations, harm our reputation or otherwise negatively impact our business.

We and our major shareholders have been, and may in the future become, subject to claims, litigation, arbitration or investigations arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition. Such claims, litigation, arbitration and investigation proceedings may be brought by third parties, including our partners or collaborators, investors, service providers, competitors, advisors, employees, customers, and governmental or regulatory bodies. For example, as previously disclosed, the Company was party to an arbitration proceeding initiated by Hengrui with respect to a commercialization and co-development agreement with Hengrui. As an interim and conservatory measure for the arbitration, approximately RMB 70 million (est. $9.6 million) of Wanchunbulin’s assets were seized and frozen on a temporary basis, pending a decision on the merits by the arbitral tribunal. On January 10, 2024, the arbitral tribunal at China International Economic and Trade Arbitration Committee, or CIETAC, issued a final award, denying all claims made by Hengrui. As a result, all of Wanchunbulin’s assets that have been seized and frozen pending a decision by the arbitral tribunal were returned to Wanchunbulin in February 2024

The outcome of any claim, litigation, arbitration or investigation, regardless of its merits, is inherently uncertain and may differ substantially from our expectations. Any claim, litigation, arbitration or investigation against the Company, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. In addition, any claim, litigation, arbitration or investigation against our major shareholders, and the disposition of such claims and lawsuits, may divert management attention and resources, limit their ability to influence corporate matters or cause them to make decisions that may not be aligned with the interests of holders of our ordinary shares. We may not be able to determine the amount of any potential losses and other costs we may incur due to the inherent uncertainties of litigation, arbitration and settlement negotiations. In the event we are required or decide to pay amounts in connection with any such proceedings, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations.

Risks Related to Our Doing Business in China

The current tensions in international economic relations may negatively affect the process of our clinical trials, the cost of our operations and the growth of our business.

In recent years, there have been heightened tensions in international economic relations, such as between the U.S. and China. Since July 2018, the U.S. government has imposed new or higher tariffs on certain products imported from China, including certain medical equipment, to penalize China for what it characterizes as unfair trade practices. China has responded by imposing new or higher tariffs on certain products, including certain medical equipment, imported from the U.S. In January 2020, the U.S. government signed a “Phase 1” agreement with China. It is not clear what impact these tariff negotiations may have or what further actions the governments may take.

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

Furthermore, Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets. For example, in July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements called variable interest entities, or VIEs.  On February 17, 2023, the China Securities Regulatory Commissions, or CSRC, promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improves and reforms the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. The SEC also has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. Although we do not have a VIE structure, due to our extensive operations in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our ordinary shares, may also be adversely affected.

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

We believe Dr. Lan Huang and Mr. Linqing Jia, each of whom are our shareholders, are Chinese residents under SAFE Circular 37. Although Dr. Lan Huang and Mr. Linqing Jia have completed the foreign exchange registration under SAFE Circular 37, we do not have control over these two shareholders and our other beneficial owners, and our Chinese resident beneficial owners may not have complied with, and may not in the future comply with, SAFE Circular 37 and subsequent implementation rules. The failure of Chinese resident beneficial owners to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future Chinese resident beneficial owners of our company to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese subsidiaries to fines and legal sanctions. Furthermore, SAFE Circular 37 is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant Chinese government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our Chinese subsidiaries and limit our Chinese subsidiaries’ ability to distribute dividends to us. These risks could in the future have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with Chinese regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal sanctions.

We and our directors, executive officers and other employees who are Chinese citizens or who have resided in China for a continuous period of not less than one year and who will be granted restricted shares or options are subject to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any share incentive plan of an overseas publicly listed company who are Chinese citizens or who are non-Chinese citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to make payments under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our foreign-invested enterprises in China and limit our foreign-invested enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under Chinese law.

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

Under Chinese laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside 10% of its after-tax profits each year to fund certain statutory common reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. If the statutory common reserve funds are not sufficient to make up its losses in previous years (if any), such subsidiary shall use the profits of the current year to make up the losses before accruing the statutory common reserve funds. At the discretion of the shareholders, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax profits, based on PRC accounting standards, to discretionary common reserve funds. These statutory common reserve funds and discretionary common reserve funds, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in China. As of December 31, 2023, these restricted net assets were nil.

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

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax regarding Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin 7, an “indirect transfer” of “PRC taxable assets,” including equity interests in a Chinese resident enterprise, by non-Chinese resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of Chinese enterprise income tax. As a result, gains derived from such indirect transfer may be subject to Chinese enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interests of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our former auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our current auditor since January 5, 2024, Marcum LLP, or Marcum, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum is headquartered in Manhattan, New York. Marcum was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021, and was inspected by the PCAOB on a regular basis. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

If additional remedial measures are imposed on the “big four” PRC-based accounting firms in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, the market price of our ordinary shares may be materially and adversely affected.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, which do not include our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these China-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. These firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires these firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major Chinese operations may find it difficult or impossible to retain auditors with respect to their operations in China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ordinary shares may be adversely affected.

In the past, we had engaged certain China affiliates of one of the “big four” accounting firms as our independent registered public accounting firm. If, in the future, we engage a China affiliate of one of the “big four” accounting firms as our independent registered public accounting firm, and such firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ordinary shares from the Nasdaq Capital Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the U.S. All these would materially and adversely affect the market price of our ordinary shares and substantially reduce or effectively terminate the trading of our ordinary shares in the U.S.

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

Under the Cyber Security Law and the Measures on Standard, Safety and Service of the National Medical Care Big Data (Tentative), or the Measures on Health and Medical Big Data, the transmission of certain personal information, important data and health and medical care big data outside of China is only permitted upon the completion of a security assessment conducted by or as determined by the Chinese government. On July 7, 2022, the Cyberspace Administration of China, or the CAC, promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, or the Security Assessment Measures, to regulate outbound data transfer activities, protect the information rights and interests of individuals, safeguard national security and social public interests, and promote the safe and free cross-border flow of data. On March 22, 2024, the CAC promulgated the Provisions on Facilitating and Regulating Cross-border Data Flow, effective on the same date. The provisions intend to replace the rules set forth in the Security Assessment Measures that are inconsistent with the new provisions, and provide for, among others, circumstances that are exempted from and circumstances that require application for security assessment for outbound data transfer, execution of a standard contract for personal information outbound transfer and passing of the certification for personal information protection.

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

Recently, the CAC has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Cybersecurity Review Measures, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” In addition, on December 28, 2021, the CAC and several other PRC government authorities jointly issued the newly revised Cybersecurity Review Measures, according to which, among others, if an internet platform operator has personal information of over one million users and intends to be listed on a foreign stock exchange, it must be subject to the cybersecurity review. The newly revised Cybersecurity Review Measures became effective on February 15, 2022. On November 14, 2021, the CAC published the Administrative Regulations on the Internet Data Security (Draft for Comments), or the Draft Data Security Measures for public comments, according to which, among others, listing in a foreign country of data processors processing over one million users’ personal information and listing in Hong Kong of data processors which affects or may affect national security must apply for cybersecurity review. As the Draft Data Security Measures have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how these draft measures will be enacted, interpreted or implemented and how they will affect us. It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on the life sciences sector generally and the Company in particular. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures, to regulate outbound data transfer activities, protect the information rights and interests of individuals, safeguard national security and social public interests, and promote the safe and free cross-border flow of data. Furthermore, the Security Assessment Measures provide that the security assessment for outbound data transfers shall follow principles of the combination of pre-assessment and continuous supervision and the combination of risk self-assessment and security assessment, so as to prevent the security risks arising from outbound data transfers and ensure the orderly and free flow of data according to the law. For outbound data transfers activities that have been carried out prior to the implementation of the Security Assessment Measures, and not in compliance with the Security Assessment Measures, rectification shall be completed within 6 months from the implementation of the Security Assessment Measures. The Security Assessment Measures further provide that a data processor intending to implement outbound data transfer under the following circumstances shall apply for security assessment to the CAC: (a) a data processor intending to provide critical data abroad; (b) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals intending to provide personal information abroad; (c) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1st of the previous year, intending to provide personal information abroad; and (d) other circumstances prescribed by the CAC for which application for security assessment for outbound data transfers is required. On March 22, 2024, the CAC promulgated the Provisions on Facilitating and Regulating Cross-border Data Flow, effective on the same date. The provisions intend to replace the rules set forth in the Security Assessment Measures that are inconsistent with the new provisions. Pursuant to the Provisions on Facilitating and Regulating Cross-border Data Flow, a data processor intending to implement outbound data transfer under the following circumstances shall apply for security assessment to the CAC: (a) a critical information infrastructure operator intending to provide personal information or important data abroad; or (b) a data processor, that is not a critical information infrastructure operator, intending to provide important data abroad, or has since January 1st of the current year cumulatively provided personal information (excluding sensitive personal information) of over one million individuals, or sensitive personal information of over 10,000 individuals, abroad. For any data processors other than critical information infrastructure operators who have since January 1st of the current year cumulatively provided personal information (excluding sensitive personal information) of over 100,000 and less than one million individuals, or sensitive personal information of less than 10,000 individuals abroad, should execute a standard contract for outbound transfer of personal information with the recipient abroad or pass the certification for personal information protection.

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

Sales of our ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of April 1, 2024, we had 39,029,163 ordinary shares outstanding. Among these shares, 17,311,997 ordinary shares have been registered under the Securities Act and are freely transferable by persons other than our “affiliates” without restriction or registration; the remaining shares outstanding have not been registered under the Securities Act and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

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

Our directors, executive officers and shareholders holding more than 10% of our ordinary shares beneficially owned approximately 40.90% of our ordinary shares as of April 1, 2024. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including the holders of our ordinary shares. In addition, these persons could divert business opportunities away from us to themselves or others.

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

Under Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting in connection with this annual report on Form 20-F. However, while we remain a non-accelerated filer, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act, we have engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we may not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry, Business and Operation— We have identified two material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.”

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

As a foreign private issuer listed on the Nasdaq Capital Market, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from corporate governance listing standards. For example, under Cayman Islands law, we are not required to hold annual shareholders meetings every year, and we generally follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2023. We expect to hold annual shareholders meetings in the future only if there are matters that require shareholders’ approval.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024.

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

A non-U.S. corporation such as the Company will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Whether we are a PFIC for a given taxable year is a factual determination that is made on an annual basis after the close of such taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our assets (which generally will be determined by reference to the public price of our ordinary shares, which may fluctuate significantly), from time to time.

Based on the current and anticipated composition of our income, assets and operations and the price of our ordinary shares, we believe that it is likely that we were not a PFIC for U.S. federal income tax purposes for the taxable year that ended December 31, 2023. However, we have been classified as a PFIC in prior years and may again be classified as a PFIC in the future, which could result in adverse U.S. federal income tax consequences for our U.S. shareholders. Our PFIC status for the current taxable year ending December 31, 2024, will not be determinable until after the close of the taxable year. There can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which U.S. shareholders hold our ordinary shares, such U.S. shareholders could be subject to adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains, in the case of U.S. shareholders who are individuals, losing the preferential rate applicable to dividends received on our ordinary shares, and having interest charges apply to distributions by us and the proceeds of sales of our ordinary shares. Additionally, if we are a PFIC for any taxable year during which U.S. shareholders hold our ordinary shares, we would generally continue to be treated as a PFIC with respect to such U.S. shareholders even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

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

Our principal executive offices are located at 100 Campus Drive, West Side, 4th Floor, Suite 410, Florham Park, New Jersey 07932 and our telephone number is +1 (646) 305-6387. Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the U.S. is CT Corporation System located at 28 Liberty Street, 42nd Floor, New York, New York 10005. Our website is www.beyondspringpharma.com. The information contained on, or that can be accessed through, our website does not constitute part of this annual report on Form 20-F and is not incorporated by reference herein.

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

In November 2020, our subsidiary SEED entered into a research collaboration and license agreement with Eli Lilly to discover and develop new chemical entities that could produce therapeutic benefit through TPD, where SEED received a $10 million upfront cash payment. SEED would also be eligible to receive up to approximately $780 million in potential pre-clinical and clinical development, regulatory and commercial milestones, as well as tiered royalties on net sales of products that result from the collaboration. As of the date of this annual report, SEED has received $3 million of these milestone payments for pre-clinical development. See “Item 4. Information on the Company—B. Business Overview—Other Programs— SEED’s Targeted Protein Degradation (TPD) platform and Pipeline.”

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

In August 2021, Wanchunbulin, our partially owned Chinese subsidiary, entered into an exclusive commercialization and co-development agreement with Hengrui to further develop and commercialize Plinabulin in Greater China. Under the terms of the agreement, Wanchunbulin granted Hengrui exclusive rights to commercialize and co-develop Plinabulin in the Greater China markets, including mainland China, Hong Kong, Macau and Taiwan. Wanchunbulin retains the manufacturing rights of Plinabulin in the Greater China markets and will receive all Plinabulin net sales proceeds in such markets. Hengrui will receive a pre-determined percentage of the net sales in each quarter. Wanchunbulin received an upfront payment of RMB 200 million (approximately $31 million), and will receive regulatory and sales milestones of up to RMB 1.1 billion (approximately $171 million). Hengrui will be responsible for all costs associated with commercialization of Plinabulin in the Greater China markets. Pursuant to the terms of the agreement, Wanchunbulin will be responsible for 100% of the clinical and regulatory costs for the first two indications for Plinabulin: prevention of CIN and second/third- line treatment of NSCLC (EGFR wild type). Hengrui will fund 50% of the clinical development costs for additional indications for Plinabulin in the Greater China markets, with a Joint Steering Committee overseeing the clinical strategy and priorities. See “Item 4. Information on the Company—B. Business Overview—Commercialization” and “Risk Factors—Risks Related to our Industry, Business and Operation—We and our major shareholders have been, and may in the future become, subject to claims, litigation, arbitration and investigations, any of which may require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could have a material adverse impact on our financial condition and results of operations, harm our reputation or otherwise negatively impact our business.”

B.	Business Overview

Summary

We are a clinical stage global biopharmaceutical company focused on developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs. Our first-in-class lead asset, Plinabulin, which has been administered to over 700 cancer patients with generally good tolerability, is being developed as a potential “pipeline in a drug” in various cancer indications as a direct anti-cancer agent and to prevent CIN. We are also developing three small molecule immune agents, currently in preclinical stages. In addition, our subsidiary SEED is utilizing a proprietary Targeted Protein Degradation (TPD) drug discovery platform, or “molecular glue” technology, to develop innovative therapeutic agents from internal research and development efforts and from collaboration. SEED is collaborating with Eli Lilly to discover and develop new chemical entities through this proprietary TPD platform that could produce therapeutic benefits.

Through our 15-year research efforts in our lead asset Plinabulin, we discovered that Plinabulin has the potent effect of maturing immune dendritic cells, which leads to T-cell activation for potential durable anti-cancer benefit.  Therefore, we believe Plinabulin’s mechanism in innate and adaptive immunity could be applied in clinical studies for both anti-cancer and CIN indications for unmet medical needs.

First, Plinabulin is being studied as an anti-cancer agent in a number of company-sponsored studies and investigator-initiated studies. We completed a randomized global Phase 3 study of Plinabulin in combination with docetaxel vs. docetaxel alone for second- and third- line treatment of NSCLC, EGFR wild type (DUBLIN-3 Phase 3 registration study). The DUBLIN-3 study has completed global enrollment of 559 patients and final positive topline results from the study with significant overall survival benefit were reported in August 2021 and at ESMO in September 2021. We plan to use our best efforts to file an NDA with the NMPA as soon as possible.

In addition, Plinabulin is being studied in investigator-initiated trials for its therapeutic potential in combination with various immuno-oncology agents and chemotherapy or radiation, in patients who progressed on PD-1/PD-L1 antibodies, which we believe represent severe unmet medical needs, and in first-line treatment of patients with ES-SCLC who currently have limited median progression free survival, or PFS. These studies include 1) in combination with nivolumab, a PD-1 antibody, for the treatment of NSCLC at UCSD and the University of Washington (Phase 1 completed); 2) in combination with nivolumab, a PD-1 antibody, and ipilimumab, a CTLA-4 antibody, for the treatment of ES-SCLC at the Rutgers University and other U.S. clinical centers (Phase 1 completed, Phase 2 completed for patients who progressed on PD-1/PD-L1 antibodies); 3) in combination with PD-1 or PD-L1 antibodies and radiation for the treatment of patients with various cancers who progressed from PD-1/PD-L1 antibodies at MD Anderson Cancer Center; 4) in combination with Keytruda® (pembrolizumab), a PD-1 antibody, and docetaxel for the treatment of NSCLC patients who progressed from PD-1/PD-L1 antibodies at Peking Union Medical College Hospital in China; and 5) in combination with Keytruda® (pembrolizumab), a PD-1 antibody, and etoposide and platinum for the first-line treatment of ES-SCLC patients at Wuhan Union Hospital in China.

Second, we are studying Plinabulin alone or in combination with G-CSF, including pegfilgrastim, for its potential benefit in the prevention of CIN, which has the potential to provide improved tolerability to chemotherapy. In September 2020, the combination received Breakthrough Therapy Designation from both the FDA and the NMPA. Based on the PROTECTIVE-2 Phase 3 registration study results, we filed an NDA with the FDA and the NMPA for the use of Plinabulin in combination with G-CSF for the prevention of CIN in March 2021. In November 2021, the FDA issued a Complete Response Letter for Plinabulin in combination with G-CSF for the prevention of CIN. We expect to work closely with the FDA to consider the possible future clinical and regulatory pathway for the CIN prevention indication. In March 2023, we withdrew the NDA submission for the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer from the NMPA. We continue to communicate with the NMPA regarding the re-filing of the NDA for the CIN indication and plan to use our best efforts to re-file the NDA as soon as possible. In addition, Plinabulin in combination with pegfilgrastim is being studied in a Phase 1 investigator-initiated trial for the reduction of neutropenia burden in multiple myeloma patients who have undergone AHCT at Memorial Sloan Kettering Cancer Center.

Our principal executive offices are located in New Jersey, and we also have offices in Pennsylvania, Beijing and Dalian, China. We are incorporated in the Cayman Islands. Our management team has deep experience and capabilities in biology, chemistry, drug discovery, clinical development, regulatory and capital markets.

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

Plinabulin triggers the release of the immune defense protein, GEF-H1, which leads to two distinct effects: 1) a durable anti-cancer benefit due to the maturation of dendritic cells resulting in activation of tumor antigen-specific T-cells to target cancer cells and 2) early-onset action in CIN prevention after chemotherapy by boosting the number of hematopoietic stem/progenitor cells, or HSPCs. Effects on HSPCs could explain the potential for Plinabulin not only to prevent CIN but also to increase circulating CD34+ cells in patients. As a potential “pipeline in a drug,” Plinabulin is being broadly studied in combination with various immuno-oncology agents that could boost the effects of the PD-1/PD-L1 antibodies and potentially allow patients who progressed on PD-1/PD-L1 antibodies to respond to PD-1/PD-L1 combination with Plinabulin. The elucidation of this mechanism was a multi-year collaborative effort among us, University of Basel, Massachusetts General Hospital, and MD Anderson.

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

Tyrosine Kinase inhibitors are only effective on EGFR mutant patients. EGFR wild type patients account for approximately 70% of Asian NSCLC population, and approximately 85% of Western NSCLC population. Only four therapies have been approved for second and third-line NSCLC patients with EGFR wild type. These four therapies include PD-1/PD-L1 antibodies, pemetrexed, docetaxel, and ramucirumab plus docetaxel, all of which have limited efficacy benefit with median overall survival, or OS, of around 9 to 12 months.

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

Since the approval of PD-1/PD-L1 inhibitors for second-line use in 2015, only two new regimens have demonstrated an OS advantage after progression on platinum therapy compared docetaxel in Phase 3 studies with positive but mixed data. In the LUNAR study, tumor treating fields combined with standard systemic therapy showed survival benefit compared with standard systemic therapy (HR=0·74) but did not meet statistical significance in ORR and PFS. In the TROPION-Lung01 study, compared to docetaxel, datopotamab deruxtecan (an antibody-drug conjugate (ADC)) improved PFS (HR=0·75) but had limited survival benefit (HR=0·90). Therefore, we believe new treatments for advanced and metastatic NSCLC with EGFR wild-type after platinum therapy progression are urgently needed.

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

The primary endpoint is overall survival in patients given a combination of Plinabulin and docetaxel compared to patients given docetaxel alone. Secondary endpoints include the frequency of grade 4 neutropenia, ORR, PFS percentage of patients at or longer than two years of survival and at or longer than three years of survival, duration of response, cycles of chemo treatment, and quality of life. We enrolled 559 patients for this study.

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

Overview of immuno-oncology

The immune system is capable of recognizing and eliminating tumor cells; however, tumors are sometimes able to evade the immune response through alteration of regulatory checkpoint pathways. One of these pathways is driven by PD-1, a receptor that is expressed on immune T-cells. Between 35% and 100% of some tumors such as melanoma, hepatocellular carcinoma, colorectal cancer and NSCLC overexpress PD-L1, a compound naturally bound by PD-1. Binding of PD-L1 to PD-1 suppresses immune activation, allowing the tumor to evade destruction by the immune system. Immune checkpoint cancer therapies that target PD-1 such as nivolumab (Opdivo) have been approved for the treatment of around 20 types of cancers, including melanoma, NSCLC, renal cell carcinoma, classic Hodgkin’s lymphoma, head and neck squamous cell carcinoma, urothelial carcinoma, colorectal carcinoma and hepatocellular carcinoma. While PD-1/PD-L1 inhibitors are highly effective in a subset of tumors, there are multiple pathways that tumors rely upon to evade the immune system allowing many tumors to continue to proliferate.

The global market of PD-1 and PD-L1 inhibitors/ immune checkpoint inhibitors was expected to grow from $34.17 billion in 2022 to $39.80 billion in 2023 at a compound annual growth rate (CAGR) of 16.4% (https://finance.yahoo.com/news/pd-1-pdl1-inhibitors-immune-140500447.html). Around 60% of the patients who receive such treatment progressed from PD-1/PD-L1 antibodies. The mechanism for acquired resistance could be due to T-cell exhaustion and antigen presentation pathway mutation (Cancer Cell 2024).

As with the treatment of most cancers, combination treatments are often required to increase efficacy. In 2020, the combination of nivolumab, a PD-1 antibody, and ipilimumab, a CTLA-4 antibody, was approved in melanoma based on increased efficacy. However, this combination resulted in increases in grades 3 and 4 adverse events, which occurred in 55% of the combination patients compared to 16.3% in patients treated with nivolumab alone and 27.3% of patients treated with ipilimumab alone. We believe that the addition of Plinabulin to an immune checkpoint inhibitor such as PD-1 or PD-L1 antibodies has the potential to increase activity without increasing the rate of serious adverse events, or potentially decrease immune-related side effects. In addition, cancer patients who progressed from PD-1/PD-L1 antibodies could potentially benefit from Plinabulin and PD-1/PD-L1 combination and chemotherapy/radiation. Current investigator-initiated studies on these Plinabulin combinations aim to help design an optimum registrational study for these indications for patients who failed PD-1/PD-L1 inhibitors, especially in NSCLC.

Preclinical study data supporting Plinabulin in immuno-oncology

Checkpoint inhibitors (PD-1/PD-L1 inhibitors) alleviate immune system blocks at a relatively late stage in the overall immune process—at the point when T-cells recognize cancer cells. Recent “Cancer Cell 2024” paper studied the mechanism of “acquired resistance” of PD-1/PD-L1 inhibitors, including T-cell exhaustion and antigen presentation pathway mutation, which we believe Plinabulin has the potential to revert. Preclinical studies indicate that Plinabulin activates the immune system multiple steps earlier in the process of immune activation, and thus has the potential to complement the activity of checkpoint inhibitors. Both published and unpublished preclinical study data have suggested that Plinabulin can stimulate an immune response to cancer cells by increasing the “presentation of cancer antigens” by dendritic cells, stimulating dendritic cell proliferation, increasing levels of helper T-cells and by decreasing the levels of immunosuppressive regulatory T-cells. While it is unclear which of the many activities or which combination of activities is important for Plinabulin’s immune stimulatory activity, its activity in animal models is comparable to other immuno-oncology agents such as nivolumab, an approved immuno-oncology agent that targets the PD-1 checkpoint.

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

Another example is in a PD-1 non-responsive tumor model which was conducted at Dr. Steven Lin’s lab at MD Anderson. The results of this preclinical study were highlighted in a poster presentation titled “Plinabulin, a microtubule destabilizing agent, improves tumor control by enhancing dendritic cell maturation and CD8 T-cell infiltration in combination with immuno-radiotherapy,” at American Association for Cancer Research Virtual Annual Meeting in June 2020. Data highlights include:

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

In September 2016, UCSD enrolled the first patient in an investigator-initiated Phase 1/2 trial of Plinabulin in combination with nivolumab in patients with metastatic NSCLC. UCSD has completed the enrollment of 18 patients. The study had achieved its Phase 1 endpoint of safety evaluation and dose selection. In addition, Fred Hutchison Cancer Center, together with the University of Washington, launched an investigator-initiated Phase 1/2 trial of Plinabulin in combination with nivolumab in patients with advanced NSCLC who have failed up to two previous therapies. The University of Washington study achieved the dose regimen endpoint and therefore the study site has been closed. Preliminary safety data from these two trials were presented at the ASCO-SITC meeting in January 2018. In the 10 patients evaluated, the combination therapy was well-tolerated, with no immune related serious adverse events. Only two patients presented with immune related adverse events, one with a grade 1 event and the other with a grade 2 event.

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

●	Plinabulin + PD-1/PD-L1 antibody + Radiation in multiple cancers of PD-1/PD-L1 failed patients

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

In June 2021, the first patient was dosed in this Phase 1/2 study at MD Anderson, for the treatment of patients after progression on PD-1 or PD-L1 antibody therapies in seven different cancer types with Plinabulin+PD-1/PD-L1 antibodies and radiation. The cancer types include bladder cancer, melanoma, Merkle cell cancer, microsatellite instability-high cancers (of any histology), NSCLC, renal cell cancer, and hogkins lymphoma. The protocol was updated in 2022 to include patients that have any tumor type with checkpoint inhibitor approval that may or may not have progressed on previous anti-PD-1/PD-L1 mAb treatment +/- chemotherapy or anti-CTLA4 requiring further treatment in Phase 1. Enrollment of the Phase 1 study has been completed in March 2023. Topline clinical data with corresponding biomarker analysis was presented at the Society for Immunotherapy of Cancer’s 38th Annual Meeting in November 2023. Durable response was observed in heavily pre-treated patients, including two Hodgkin’s lymphoma patients who progressed after 12 or 16 prior lines of therapy respectively. In addition, DC maturation was observed in patients with the clinical benefit of partial response and stable disease.

We believe that radiation with Plinabulin and PD-1/PD-L1 antibodies could help reverse immune checkpoint inhibitor resistance in immune checkpoint inhibitor-refractory tumors and generate responses that are greater than radiation with immune checkpoint inhibitor alone.

●	Plinabulin + PD-1 + docetaxel in NSCLC in PD-1/PD-L1 antibody failed patients

In March 2023, we announced the enrollment of the first patient in an investigator-initiated Phase 2 trial of Plinabulin in combination with pembrolizumab (Merck’s anti-PD-1 therapy), and docetaxel for previously treated patients with metastatic NSCLC and progressive disease after immunotherapy (anti-PD-1 / PD-L1 inhibitor) alone or in combination with platinum-doublet chemotherapy. This trial is conducted at Peking Union Medical College Hospital in Beijing, China. We believe this triple-combination therapy has the potential to improve immune checkpoint inhibitors resistance and provide a new treatment option for metastatic NSCLC patients previously treated with an immunotherapy.

●	Plinabulin + PD-1 + etoposide and platinum in first-line ES-SCLC

In March 2024, we announced the enrollment of the first patient in an investigator-initiated Phase 2 trial of Plinabulin in combination with pembrolizumab (Merck’s anti-PD-1 therapy), and etoposide/platinum for first line ES-SCLC. This trial is being conducted at Wuhan Union Hospital in Wuhan, China. We believe this triple-combination therapy has the potential to improve progression free survival in these patients, which is short at <6 months with the current approved therapies.

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

PROTECTIVE-1 (Plinabulin monotherapy vs. Pegfilgrastim monotherapy)

Based on the clinical profile observed in Study 101 and the results of the discussions between us and the FDA, we refined our design of our two Phase 2/3 trials in CIN. The first trial, PROTECTIVE-1, is a Phase 2/3 trial of Plinabulin monotherapy compared to pegfilgrastim monotherapy in 160 patients in both Phase 2 and Phase 3 studies in various cancers, including advanced breast cancer, hormone refractory prostate cancer and advanced NSCLC patients, treated with docetaxel (intermediate febrile neutropenia risk chemotherapy with high risk factors) in the U.S., China, Russia and Ukraine.

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

PROTECTIVE-2 (Plinabulin + Pegfilgrastim combination vs. Pegfilgrastim monotherapy)

The second trial, PROTECTIVE-2, is a Phase 2/3 trial of Plinabulin in combination with a myelosuppressive chemotherapeutic regimen composed of three agents, Taxotere (docetaxel), Adriamycin (doxorubicin) and Cytoxan (cyclophosphamide) in 336 patients with solid tumors (breast cancer) in China and Ukraine. This trial compares Plinabulin in combination with Neulasta (6 mg) (the Plinabulin/Neulasta Combo) to measure superiority in efficacy as compared to Neulasta monotherapy, with rate of prevention of grade 4 neutropenia as the primary endpoint per protocol.

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

The NDA submission based on positive results in our PROTECTIVE-2 study, and supported by five additional clinical studies as described above, for the use of Plinabulin in combination with G-CSF for the prevention of CIN was accepted by both the FDA and the NMPA. The indication we are seeking is a broad label in “concurrent administration with myelosuppressive chemotherapeutic regimens in patients with non-myeloid malignancies for the prevention of CIN,” which is the indication for which we received Breakthrough Therapy Designation from both the FDA and the NMPA. In November 2021, the FDA issued a Complete Response Letter for Plinabulin in combination with G-CSF for the prevention of CIN. In March 2023, we withdrew the NDA submission for the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer from the NMPA. We continue to communicate with the NMPA regarding the re-filing of the NDA for the CIN indication and plan to use our best efforts to re-file the NDA as soon as possible.

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

Enrollment of this Phase 1 study was completed in March 2023. The topline data was presented at the American Society of Clinical Oncology meeting, or ASCO, in June 2023.

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

SEED’s Targeted Protein Degradation (TPD) platform and Pipeline

We are also investigating an alternative approach to disease treatment in which disease-causing proteins are marked for early degradation. This approach uses a protein called a ubiquitin E3 ligase to target and promote the destruction of disease-causing proteins. To trigger degradation, the target protein is labeled with poly-ubiquitin by a specific ubiquitin ligase enzyme. Poly-ubiquitin acts as an indicating tag to cellular proteasome machinery that the target protein should be destroyed. One approach to tagging the target protein is using our proprietary “molecular glue” technology to bind the ubiquitin ligase to the target protein.

We have formed a subsidiary, SEED, to explore this proprietary TPD technology platform on harnessing and engineering “molecular glue” to attack previously believed undruggable targets. Backed by a comprehensive intellectual property portfolio, SEED’s mission is to positively impact human health by creating novel protein degradation therapeutics to treat various severe diseases that currently have limited options for patients and their families. Through ongoing collaborations with world-leading academic experts in the field, including Nobel Prize winner in TPD field, Dr. Avram Hershko, SEED is establishing a growing pipeline of novel drug candidates on a path to potential clinical and commercial success.

We believe SEED is an established leader in overcoming the significant scientific challenges to discovering “molecular glue”, which enables the development of a new class of drugs with the potential to treat many previously untreatable medical conditions through the targeting of disease-causing proteins that are resistant to inhibition with traditional drug discovery methods. SEED stands out from its competitors through the discovery and use of its proprietary technology platforms for “molecular glue” discovery, focused on platforms addressing the most challenging aspect of this effort, which is to select the E3 ligase to glue to the disease-causing protein to mark it for degradation.

In November 2020, SEED entered into a research collaboration and license agreement, or the Collaboration Agreement, with Eli Lilly, to discover and develop new chemical entities that could produce therapeutic benefit through TPD.

Under the terms of the Collaboration Agreement, SEED received a $10 million upfront cash payment. SEED will also be eligible to receive up to approximately $780 million in potential pre-clinical and clinical development, regulatory and commercial milestones, as well as tiered royalties on net sales of products that result from the collaboration. As of the date of this annual report, SEED has received $3 million of these milestone payment for pre-clinical development. With the proceeds of these payments, SEED has invested in developing additional breakthrough and proprietary methods for “molecular glue” discovery, in order to enhance its advantage in growing “molecular glue” drug discovery and development efforts.

In connection with this collaboration, we and certain of our subsidiaries transferred certain contracts and intellectual property related to certain platform technology for the Ubiquitin Platform Technology to SEED, and we granted SEED an exclusive sublicense with respect to certain rights to intellectual property and other materials related to the Ubiquitin Platform Technology.

SEED’s 6 internal programs and joint development programs with Eli Lilly involve multiple novel E3s and target oncology, neurodegeneration, immunology, and antiviral indications. Additional programs are in development for anti-aging applications. SEED’s lead program is a novel RBM39 degrader for multiple solid and liquid cancers, targeting IND filing in 2025.

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

Our Pipeline

The following table summarizes the current status of Plinabulin’s indication in development.

The following table summarizes the current status of SEED’s pipeline.

Our Strategy

●

Develop Plinabulin as a “pipeline in a drug” in multiple cancer indications. We are exploring the potential of Plinabulin in combination with immuno-oncology agents and continue to develop a pipeline of other immuno-oncology agents through the utilization of our scientific collaborators. Plinabulin is a novel dendritic cell maturation small molecule agent in Phase 3 development. We believe that its unique mechanism supports the improved anti-cancer efficacy potential in combination with checkpoint inhibitors and tumor antigen generators, including chemotherapy or radiation. We have a few ongoing investigator-initiated studies collaborating with Merck, BMS, and research collaborators, such as MD Anderson to advance Plinabulin in clinical trials to investigate its therapeutic potential as an immuno-oncology agent in multiple cancers, especially in PD-1/PD-L1 antibody failed patients, which we believe represent severe unmet medical needs.

●

Advance Plinabulin through global clinical trials and obtain regulatory approvals in the U.S. and China. We have treated over 700 cancer patients with Plinabulin with good tolerability, and completed two Phase 2/3 trials for CIN and have submitted NDAs in the U.S. and China in March 2021. We received a Complete Response Letter for the prevention of CIN from the FDA in November 2021, and withdrew the NDA submission for the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancel from the NMPA in March 2023. We plan to use our best efforts to re-file the NDA as soon as possible. We have completed our Phase 3 trial for NSCLC and have reported positive clinical data, and we plan to use our best efforts to file an NDA with the NMPA as soon as possible. All of our clinical trials have been conducted globally by working with leading global CROs, such as ICON and Covance (now Labcorp) to assure the quality of the data. We believe that our global development strategy has provided and will continue to provide significant advantages, including the ability to conduct trials in China with quicker enrollment and lower costs. In addition, as China is the second largest pharmaceutical market in the world, we believe obtaining potential approvals in China could lead to significant commercial opportunity for Plinabulin.

●

Partner with one or more global pharmaceutical companies to commercialize Plinabulin in the U.S. and the rest of world. We believe Plinabulin, if approved, could have significant commercial potential in the U.S. and globally as an anti-cancer agent, including in combination with chemotherapy as an anti-cancer agent, in combination therapy as an immune-oncology agent, and as a monotherapy or in combination with G-CSF in the prevention of CIN.  Our clinical data demonstrates that Plinabulin can provide added value to anti-tumor therapy when used with chemotherapy.  Additionally, our early clinical results in immune-oncology indicate that Plinabulin may play an important role in triple combination immunotherapy to improve or expand effectiveness of current immune-oncology therapeutic regimens.

●

Maximize the value of SEED’s targeted protein degradation (TPD) technology platform.  Through ongoing collaborations with world-leading pioneer experts in the ubiquitin proteasome and “molecular glue” discovery field, including Nobel Prize winner Dr. Avram Hershko, our subsidiary SEED is developing a breakthrough technology platform for “molecular glue” discovery focused on protein of interest. We believe the collaboration with Eli Lilly serves to validate this TPD platform and its enormous future potential. Further, SEED has since reached three R&D milestones under the Collaboration Agree,ent with Eli Lilly, which we believe demonstrates its team’s execution capabilities. With over 600 E3 ligases in the cell, TPD has the potential to develop drugs for over 70% undruggable target with novel discovery agents in multiple disease areas. Through our subsidiary SEED, we are conducting internal research and collaborating with Eli Lilly to discover and develop new chemical entities that could produce therapeutic benefits through TPD in various diseases. We will seek to form additional partnerships to expand our TPD platform into several therapeutic areas.

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

In 2023, Hengrui initiated an arbitration proceeding with respect to the commercialization and co-development agreement, seeking to, among other things, unilaterally terminate the agreement and request for full refund of the upfront payment. On January 10, 2024, the arbitral tribunal at China International Economic and Trade Arbitration Committee issued a final award, denying all claims made by Hengrui.

In the U.S. and for the rest of the world, we currently plan to prioritize seeking a commercialization partner to maximize Plinabulin’s potential in multiple cancer indications.

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

As of April 10, 2024, we owned or co-owned 150 patents, in 32 jurisdictions, including 21 issued U.S. patents. We also owned 12 pending U.S. non-provisional patent applications as well as corresponding patent applications pending in other jurisdictions and five pending U.S. provisional patent applications. In addition, we owned three pending international patent applications related to Plinabulin filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to kits and methods for providing and administering plinabulin, use of Plinabulin in combination with a PARP inhibitor, and Plinabulin micelle compositions.

Our patent portfolio as of April 10, 2024 included 17 issued U.S. patents directed to Plinabulin synthesis, Plinabulin use in the treatment of various disorders, polymorphic forms of Plinabulin, Plinabulin compositions, and Plinabulin analogs. In particular, we owned 15 issued U.S. patents directed to the methods of synthesizing Plinabulin, polymorphic forms of Plinabulin, compositions comprising Plinabulin, and methods of treating various disorders with Plinabulin including docetaxel-induced neutropenia and certain other CIN, various cancers such as lung cancer, breast cancer, melanoma, prostate cancer, RAS mutant tumors, and brain tumors, and use of Plinabulin in combination with gemcitabine to reduce thrombocytopenia. These U.S. patents were scheduled to expire between 2025 and 2039, excluding any potential patent term restorations. The patent portfolio also contained counterpart patents granted in 31 foreign jurisdictions including Japan, South Korea, China, Europe and other countries.

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

We believe Plinabulin in combination with G-CSFs, if approved, should face minimal competition with established manufacturers of G-CSFs due to its indication of being given in combination with G-CSF.  We believe the combination of Plinabulin and G-CSF, if approved, has the potential to be the first therapy to elevate the standard of care in the prevention of CIN in over 30 years.

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

U.S. Review and Approval Processes

The results of product development, nonclinical studies and clinical trials, together with other detailed information regarding the manufacturing process, analytical tests conducted on the product, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA requesting approval to market the new drug in the U.S. for one or more indications. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing an NDA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. The NDA review fee alone can currently exceed $4 million, and is likely to increase over time. The user fee requirement is subject to certain limited deferrals, waivers and reductions.

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

The Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act or the civil monetary penalties statute. These and similar laws may be subject to further amendment or reinterpretation, and implementing regulations may be revised or reinterpreted, in ways that may significantly affect our business. For example, in November 2020 the U.S. Department of Health and Human Services issued rules that amended the regulations to the federal Anti-Kickback Statute; however, implementation of these rules has been and may continue to be affected by subsequent legislative and regulatory action or litigation delaying or challenging these rules. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Although we would not submit claims directly to payors, manufacturers can be held liable under the federal False Claims Act and other healthcare laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, will be subject to scrutiny under the False Claims Act. Penalties for a False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties, and the potential for exclusion from participation in federal healthcare programs. The applicable civil penalties are subject to an annual increase based on inflation; effective February 12, 2024, the penalties are between $13,946 and $27,894 for each separate false claim. In addition, although the federal False Claims Act is a civil statute, conduct that results in a False Claims Act violation may also implicate various federal criminal statutes. Further, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

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

The Affordable Care Act has been subject to challenges and numerous ongoing efforts to repeal or amend the Act in whole or in part. Since the November 2016 U.S. election, the U.S. Congress, as well as the administration of former President Trump, have made numerous efforts to repeal or amend the Affordable Care Act in whole or in part. For example, the Tax Cuts and Jobs Act, which former President Trump signed into law in December 2017, repealed the Affordable Care Act’s individual health insurance mandate, which is considered a key component of the Affordable Care Act. In addition, in December 2018, the U.S. District Court for the Northern District of Texas ruled (i) that the individual mandate was unconstitutional as a result of the associated tax penalty being repealed by Congress as part of the Tax Act; and (ii) the individual mandate is not severable from the rest of the Affordable Care Act, as a result the entire Affordable Care Act is invalid. On June 17, 2021, the U.S. Supreme Court held that state and individual plaintiffs did not have standing to challenge the individual mandate provision of the ACA; in so holding, the Supreme Court did not consider larger constitutional questions about the validity of this provision or the validity of the ACA in its entirety. Another case challenging the ACA’s requirement that private insurers cover certain preventative services is currently pending before the same U.S. District Court Judge in the Northern District of Texas who ruled against the individual mandate in 2018. In September 2022, the judge held that the ACA requirement to cover certain preventative services violated the U.S. Constitution and set a schedule for additional briefing regarding the scope of the remedy. That briefing was completed in January 2023. In March 2023, the judge struck down the requirement with immediate nationwide effect by ruling, in part, that members of a panel charged under the ACA with recommending preventative services coverage had been appointed in an unconstitutional manner. Parties on both sides of the lawsuit have appealed this ruling, and in June 2023 the U.S. Court of Appeals for the Fifth Circuit approved an agreement by the parties on a stay of the lower court’s ruling pending the appeal. A panel of the Fifth Circuit heard oral arguments in March 2024, and it is unclear when or how the court will rule. It is unclear how this or any potential future litigation and other efforts to repeal and replace the ACA will impact the ACA. Thus, the full impact of the Affordable Care Act, or any law replacing elements of it, on our business remains unclear. These and other laws may result in additional reductions in healthcare funding, which could have a material adverse effect on customers for our product candidates, if we gain approval for any of them. Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our product candidates if we gain approval for any of them.

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

The PRC Drug Administration Law was revised to strengthen the supervision and administration of pharmaceutical products and to ensure the quality and safety of those products for human use. The revised PRC Drug Administration Law applies to the development, production, trade, application, supervision and administration activities of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical preparations of medical institutions and for the development, research, manufacturing, distribution, packaging, pricing and advertisement of pharmaceutical products. The most recently revised PRC Drug Administration Law incorporates the drug marketing authorization holder system, reiterates that several kinds of drugs may be approved conditionally or enjoy priority to the drug marketing examination and approval procedures, applies a so-called implied license system for clinical trial approval and cancels several certification requirements. The revised Implementing Measures of the PRC Drug Administration Law provide detailed implementing regulations for the revised PRC Drug Administration Law.

Under these regulations, we need to follow related regulations for nonclinical research, clinical trials and production of new drugs.

Good Laboratories Practice Certification for Nonclinical Research

To improve the quality of animal research, the CFDA promulgated the Administrative Measures for Good Laboratories Practice of Nonclinical Laboratory in 2003, which was amended in July 2017, and began to conduct the certification program of the GLP. In April 2007, the CFDA issued the Circular on Measures for Certification of Good Laboratory Practice, or CFDA Circular 214, which was amended on January 19, 2023, providing that the NMPA is responsible for certification of nonclinical research institutions. Under CFDA Circular 214, the NMPA will approve and issue GLP certificates to the applicants that meet the GLP requirements, and the GLP certificates are valid for 5 years.

Approval for Clinical Trials and Production of New Drugs

According to the Provisions for Drug Registration promulgated by the State Administration for Market Regulation in 2020, Circular on Chemical Drug Registration Classification and Requirements on Application Materials by the NMPA in June 2020, Drug Administration Law promulgated and amended by the Standing Committee of the National People’s Congress in 2019, Circular on Regulations for Special Approval on New Drug Registration issued by the CFDA in 2009, and Circular on Information Publish Platform for Pharmaceutical Clinical Trials issued by the CFDA in 2013, we must comply with the following procedures and obtain several approvals for clinical trials and production of new drugs.

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

On July 7, 2020, the NMPA issued Protocol for Review and Approval of Conditional Approval of Drugs Marketing Applications (Trial) which stipulated procedures and detailed conditions of the conditional approval. On August 24, 2023, the NMPA issued the revised draft Protocol for Review and Approval of Conditional Approval of Drugs Marketing Applications (Trial) and the policy interpretations for such protocol for public comments. The draft protocol and its policy interpretations provide for strengthened post-marketing supervisions for conditionally approved drugs, and state that if a drug has been conditionally approved, clinical trials application targeting at conditional approval of similar drugs with the same mechanism, target, or indications in principle will not be approved. The NMPA solicited comments until September 25, 2023, and as of the date of this annual report, there is no timeline for its enactment.

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

Good Manufacturing Practice

All facilities and techniques used in the manufacture of products for clinical use or for sale in China must be operated in conformity with cGMP guidelines as established by the NMPA. Failure to comply with applicable requirements could result in the termination of manufacturing and significant fines. The NMPA issued the Good Manufacturing Practice for Drugs Used in Clinical Trial (Exposure Draft for Public Comment) on July 2018, which provides the requirements on quality management, personnel, facilities and equipment, packaging and certain other issues relating to drugs used in clinical trials. As of the date of this annual report, there is no timetable as to the enactment of the exposure draft.

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

In May 2023, the MOST promulgated the Implementing Rules of the Regulation on the Administration of Human Genetic Resources, which became effective on July 1, 2023. The Implementing Rules of the Regulation on the Administration of Human Genetic Resources further provide specific requirements on the collection, preservation, utilization and external provision of China’s human genetic resources.

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

In November 2016, the SCNPC promulgated the Cyber Security Law, which became effective in June 2017. The Cyber Security Law requires network operators to perform certain functions related to cybersecurity protection and strengthen the network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. When collecting and using personal information, in accordance with the Cyber Security Law, network operators shall abide by the “lawful, justifiable and necessary” principles. The network operator shall collect and use personal information by announcing rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. The network operator shall neither collect the personal information unrelated to the services they provide, nor collect or use personal information in violation of the provisions of laws and administrative regulations or the agreements with such persons, and shall process the personal information they store in accordance with the provisions of laws and administrative regulations and agreements reached with such persons. The network operator shall not disclose, tamper with or destroy personal information that it has collected, or disclose such information to others without prior consent of the person whose personal information has been collected, unless such information has been processed to prevent a specific person from being identified and such information from being restored. Each individual is entitled to require a network operator to delete his or her personal information if he or she finds that collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such operator and such individual, and is entitled to require any network operator to make corrections if he or she finds errors in such information collected and stored by such operator. Such operator shall take measures to delete the information or correct the error. Any individual or organization may neither acquire personal information by stealing or through other illegal ways, nor illegally sell or provide personal information to others. On September 12, 2022, the CAC issued the proposed amendment to the Cyber Security Law for public comment. The amendment included adjusting the types and ranges of administrative penalties for violations endangering network operation security and strengthening the responsibility of critical information infrastructure operations. The amendment also seeks to improve the legal liability systems of network information security and personal information protection.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, or the Security Assessment Measures, to regulate outbound data transfer activities, protect the information rights and interests of individuals, safeguard national security and social public interests, and promote the safe and free cross-border flow of data. Furthermore, the Security Assessment Measures provide that the security assessment for outbound data transfers shall follow principles of the combination of pre-assessment and continuous supervision and the combination of risk self-assessment and security assessment, so as to prevent the security risks arising from outbound data transfers and ensure the orderly and free flow of data according to the law. For outbound data transfers activities that have been carried out prior to the implementation of the Security Assessment Measures, and not in compliance with the Security Assessment Measures, rectification shall be completed within 6 months from the implementation of the Security Assessment Measures. The Security Assessment Measures further provide that a data processor intending to implement outbound data transfer under the following circumstances shall apply for security assessment to the CAC: (a) a data processor intending to provide critical data abroad; (b) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals intending to provide personal information abroad; (c) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1st of the previous year, intending to provide personal information abroad; and (d) other circumstances prescribed by the CAC for which application for security assessment for outbound data transfers is required. On March 22, 2024, the CAC promulgated the Provisions on Facilitating and Regulating Cross-border Data Flow, effective on the same date. The provisions require data processors to identify and declare important data in accordance with the regulations, and provide that unless the competent departments or areas so notify or publicly release certain data as important data, the data processors do not need to apply for security assessment for outbound important data transfer for such data. The provisions set forth various circumstances exempted from application for security assessment for outbound data transfer, execution of a standard contract for personal information outbound transfer and passing of the certification for personal information protection. To the extent in compliance with the national data classification and hierarchical protection system framework, the provisions allow the pilot free trade zones to promulgate their own negative list of data requiring application for security assessment for outbound data transfer, execution of a standard contract for personal information outbound transfer or passing of the certification for personal information. The provisions further provide for, subject to exemptions set forth therein and negative lists of pilot free trade zones, circumstances requiring application for security assessment for outbound data transfer, execution of a standard contract for personal information outbound transfer or passing of the certification for personal information protection. A data processor intending to implement outbound data transfer under the following circumstances should apply for security assessment to the CAC: (a) a critical information infrastructure operator intending to provide personal information or important data abroad; or (b) a data processor that is not a critical information infrastructure operator intending to provide important data abroad, or has since January 1st of the current year cumulatively provided personal information (excluding sensitive personal information) of over one million individuals, or sensitive personal information of over 10,000 individuals, abroad. For any data processors other than critical information infrastructure operators who have since January 1st of the current year cumulatively provided personal information (excluding sensitive personal information) of over 100,000 and less than one million individuals, or sensitive personal information of less than 10,000 individuals abroad, should execute a standard contract for outbound transfer of personal information with the recipient abroad or pass the certification for personal information protection. The approval for security assessment for outbound data transfer is valid for three years and may be applied for extension if the data processors need to carry on its outbound data transfer activities and there occurs no circumstance requiring re-application for security assessment for outbound data transfer. To the extent that any provision set forth in the Security Assessment Measures is inconsistent with the provisions set forth in the provisions, the provisions prevail.

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

Regulations Relating to Intellectual Property Rights

Patent

General

Pursuant to the Patent Law of the PRC, most recently amended in October 2020, and its implementation rules, most recently amended in December 2023, patents in China fall into three categories, namely invention patent, utility model and design patent. Invention patent refers to a new technical solution proposed in respect of a product, method or its improvement; utility model refers to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product; and design patent refers to the new design of the whole or part of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the Patent Law of the PRC, the term of patent protection starts from the date the patent was filed. Patents relating to utility-models and designs are effective for ten years from the initial date the patent application was filed, patents relating to designs are effective for fifteen years from the initial date the patent application was filed, and patents relating to invention are effective for twenty years from the initial date the patent application was filed. The Patent Law of the PRC adopts the principle of “first to file,” which means where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application.

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

Article 19 of the Patent Law of the PRC provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the CNIPA for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the subject invention or utility model. This added requirement of confidential examination by the CNIPA has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China. Currently we have 11 invention patents granted by CNIPA and 14 invention patents under the application process.

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

Under the Circular of the SAFE on Further Improving and Adjusting the Policies for Foreign Exchange Administration under Capital Accounts promulgated by SAFE on January 10, 2014 and last amended by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment promulgated by SAFE on December 4, 2023, administration over the outflow of the profits by domestic institutions has been further simplified. In principle, a bank is no longer required to examine transaction documents when handling the outflow of profits of no more than the equivalent of US$50,000 by a domestic institution. When handling the outflow of profits exceeding the equivalent of US$50,000, the bank, in principle, is no longer required to examine the financial audit report and capital verification report of the domestic institution, provided that it must examine, according to the principle of transaction authenticity, the profit distribution resolution of the board of directors (or the profit distribution resolution of the partners) relating to this profit outflow and the original copy of its tax record-filing form. After each profit outflow, the bank must affix its seal to and endorsements on the original copy of the relevant tax record-filing form to indicate the actual amount of the profit outflow and the date of the outflow.

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

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulation of Administrative Policy on Settlement of Foreign Exchange of Capital Account, or SAFE Circular 16, which was last amended by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment promulgated by SAFE on December 4, 2023. According to SAFE Circular 16, the foreign exchange capital of FIEs, foreign debt and funds raised through offshore listing may be settled on a discretionary basis, and can be settled at the banks. The proportion of such discretionary settlement is temporarily determined as 100%. The RMB converted from relevant foreign exchange will be kept in a designated account, and if a domestic enterprise needs to make further payment from such account, it still must provide supporting documents and go through the review process with the banks.

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

●

directly or indirectly used for investment in securities and investment in wealth management products except for wealth management products with a risk rating of level 2 or lower and structured deposits, unless otherwise provided by relevant laws and regulations;

●	directly or indirectly used for extending the entrusted loans to non-affiliate enterprises, unless permitted by the scope of business; and/or

●

used for purchase of real estate of residential nature that is not for self-use, except for the enterprises engaging in real estate development and operation business or real estate leasing and operation business.

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

On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, last amended by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment promulgated by SAFE on December 4, 2023. On the basis of continuing to allow investment FIEs (including foreign investment companies, foreign-funded venture capital enterprises and foreign-funded equity investment enterprises) to use the registered capital for domestic equity investment in accordance with the laws and regulations, SAFE Circular 28 cancelled the restriction on the non-investment FIEs and allows the non-investment FIEs to use the registered capital for domestic equity investment under the premise of not violating the existing “negative list” and the authenticity and compliance of the domestic equity investment. SAFE Circular 28 further clarifies the two ways of using the foreign currency registered capital of non-investment FIEs for domestic equity investment, i.e., by way of transfer of the foreign currency registered capital in its original currency and by way of foreign exchange settlement of the foreign currency registered capital. On October 23, 2019, SAFE promulgated the Circular on Reducing Foreign Exchange Accounts, or SAFE Circular 29, which became effective on March 2, 2020. The Appendix B of SAFE Circular 29 provides operational guidance for SAFE Circular 28. SAFE Circular 29 further specifies that the domestic equity investment set forth in Circular 28 is not limited to direct investment in a domestic enterprise but also includes equity investment conducted in the form of “equity transfer.”

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

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by FIEs in China are the Company Law of the PRC, which was most recently amended on December 29, 2023 and will become effective on July 1, 2024, the Foreign Investment Law, which took effect on January 1, 2020, and its implementation regulations, which took effect on January 1, 2020. Under these laws and regulations, FIEs may pay dividends only out of their accumulated profit, if any, as determined in accordance with Chinese accounting standards and regulations. Both Chinese domestic companies and foreign-invested Chinese enterprises are required to allocate 10% of their respective accumulated after-tax profits each year, if any, to fund certain statutory common reserve funds until the aggregate amount of these reserve funds has reached 50% of the registered capital of the enterprises. At the discretion of the shareholders of an FIE, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax profits, based on PRC accounting standards, to discretionary common reserve funds. A Chinese company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year but the statutory common reserve funds and the discretionary common reserve funds are not allowed to be distributed as cash dividend.

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

Legal Proceedings

We were party to an arbitration proceeding initiated by Hengrui with respect to a commercialization and co-development agreement with Hengrui. As an interim and conservatory measure for the arbitration, approximately RMB 70 million (est. $9.6 million) of Wanchunbulin’s assets were seized and frozen on a temporary basis, pending a decision on the merits by the arbitral tribunal. On January 10, 2024, the arbitral tribunal at CIETAC issued a final award, denying all claims made by Hengrui. As a result, all of Wanchunbulin’s assets that have been seized and frozen pending a decision by the arbitral tribunal were returned to Wanchunbulin in February 2024. See “Risk Factors—Risks Related to our Industry, Business and Operation—We and our major shareholders have been, and may in the future become, subject to claims, litigation, arbitration and investigations, any of which may require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could have a material adverse impact on our financial condition and results of operations, harm our reputation or otherwise negatively impact our business.”

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

We currently lease office space in New Jersey, with total space of 9,727 square feet. The lease expires in February 2027. Our current rent is $25,533 per month. Starting in August 2024, our annual rent will increase by $0.50 per square foot leased. We additionally pay for the cost of utilities, as well as our share of building real estate taxes and building operating expenses. Payments under the lease are expensed on a straight-line basis over the period of the lease.

We currently lease office space of 860.12 square meters in Dalian, China, under an ongoing rent-free arrangement with the local government. Our application for rent exemption has been formally submitted to the local authorities. As of April 1, 2024, the local government is actively engaged in evaluating our application.

Our subsidiary, SEED, has completed the build-out of a wet lab in Pennsylvania to support research and development efforts for the Ubiquitin Platform Technology. SEED currently leases permanent office space and lab space in Pennsylvania, with a total space of approximately 10,086 square feet. Our current rent is $38,957 per month. Starting in June 2024, SEED’s annual rent will increase by 3%. SEED additionally pays for the cost of its utilities, as well as its proportionate share of building real estate taxes, and building operating expenses, and has paid approximately $0.9 million for improvements to the leased property on behalf of the lessor. Payments under the lease are expensed on a straight-line basis over the period of the lease. Additionally, SEED has also purchased lab equipment of approximately $1.7 million as of December 31, 2023.

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

Overview

We are a clinical stage global biopharmaceutical company focused on developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs. Our first-in-class lead asset, Plinabulin, which has been administered to over 700 cancer patients with generally good tolerability, is being developed as a potential “pipeline in a drug” in various cancer indications as a direct anti-cancer agent and to prevent CIN. We own global rights to Plinabulin in all countries except China. We own a 57.97% interest in our Chinese subsidiary, which owns 100% of the rights to Plinabulin in China. We are also developing three small molecule immune agents, currently in preclinical stages. Our subsidiary SEED is utilizing a proprietary TPD drug discovery platform, or “molecular glue” technology, to develop innovative therapeutic agents from internal research and development efforts and from collaboration. SEED is collaborating with Eli Lilly to discover and develop new chemical entities through this proprietary TPD platform that could produce therapeutic benefits. Additionally, our subsidiary Wanchunbulin has entered into an exclusive commercialization and co-development agreement with Hengrui to develop additional indications for Plinabulin.

Through our 15-year research efforts in our lead asset Plinabulin, we discovered that Plinabulin has the potent effect of maturing immune dendritic cells, which leads to T-cell activation for potential durable anti-cancer benefit.  Therefore, we believe Plinabulin’s mechanism in innate and adaptive immunity could be applied in clinical studies for both anti-cancer and CIN indications for unmet medical needs.

First, Plinabulin is being studied as an anti-cancer agent in a number of company-sponsored studies and investigator-initiated studies. We completed a randomized global Phase 3 study of Plinabulin in combination with docetaxel vs. docetaxel alone for second- and third- line treatment of NSCLC, EGFR wild type (DUBLIN-3 Phase 3 registration study). The DUBLIN-3 study has completed global enrollment of 559 patients and final positive topline results from the study with significant overall survival benefit were reported in August 2021 and at ESMO in September 2021. We plan to use our best efforts to file an NDA with the NMPA as soon as possible.

In addition, Plinabulin is being studied in investigator-initiated trials for its therapeutic potential in combination with various immuno-oncology agents and chemotherapy or radiation, in patients who progressed on PD-1/PD-L1 antibodies, which we believe represent severe unmet medical needs, and in first-line treatment of patients with ES-SCLC who currently have limited median PFS. These studies include 1) in combination with nivolumab, a PD-1 antibody, for the treatment of NSCLC at UCSD and the University of Washington (Phase 1 completed); 2) in combination with nivolumab, a PD-1 antibody, and ipilimumab, a CTLA-4 antibody, for the treatment of ES-SCLC at the Rutgers University and other U.S. clinical centers (Phase 1 completed, Phase 2 completed for patients who progressed on PD-1/PD-L1 antibodies); 3) in combination with PD-1 or PD-L1 antibodies and radiation for the treatment of patients with various cancers who progressed from PD-1/PD-L1 antibodies at MD Anderson Cancer Center; 4) in combination with Keytruda® (pembrolizumab), a PD-1 antibody, and docetaxel for the treatment of NSCLC patients who progressed from PD-1/PD-L1 antibodies at Peking Union Medical College Hospital in China; and 5) in combination with Keytruda® (pembrolizumab), a PD-1 antibody, and etoposide and platinum for the first-line treatment of ES-SCLC patients at Wuhan Union Hospital in China.

Second, we are studying Plinabulin alone or in combination with G-CSF, including pegfilgrastim, for its potential benefit in the prevention of CIN, which has the potential to provide improved tolerability to chemotherapy. In September 2020, the combination received Breakthrough Therapy Designation from both the FDA and the NMPA. Based on the PROTECTIVE-2 Phase 3 registration study results, we filed an NDA with the FDA and the NMPA for the use of Plinabulin in combination with G-CSF for the prevention of CIN in March 2021. In November 2021, the FDA issued a Complete Response Letter for Plinabulin in combination with G-CSF for the prevention of CIN. We expect to work closely with the FDA to consider the possible future clinical and regulatory pathway for the CIN prevention indication. In March 2023, we withdrew the NDA submission for the indication of Plinabulin in combination of pegfilgrastim agents to treat CIN in adult non-myeloid cancer from the NMPA. We continue to communicate with the NMPA regarding the re-filing of the NDA for the CIN indication and plan to use our best efforts to re-file the NDA as soon as possible. In addition, Plinabulin in combination with pegfilgrastim is being studied in a Phase 1 investigator-initiated trial for the reduction of neutropenia burden in multiple myeloma patients who have undergone AHCT at Memorial Sloan Kettering Cancer Center.

Our strategy is to develop a pipeline of product candidates that apply Plinabulin to multiple indications and other product candidates with the potential for Plinabulin to be an important component of the multiple-agent combination with immune checkpoint inhibitor regimes to elevate the anti-cancer benefit for cancer patients, supported by Plinabulin’s potent dendritic cell maturation mechanism. To implement our strategy, we use a novel, highly efficient business model that integrates clinical resources in the U.S. and China. We work with global CRO companies, such as ICON and Covance (now Labcorp), to ensure data quality with studies conducted under U.S. GCP. Our drug development capabilities are facilitated by strong interest from clinical investigators in the U.S. as well as by our understanding of the pharmaceutical industry, clinical resources and regulatory system in China. This model has been underscored by the receipt of Breakthrough Therapy Designation for Plinabulin in the CIN prevention indication from both the FDA and the NMPA. In addition, this model represents significant commercial opportunity for Plinabulin, as the U.S. and China are the two largest pharmaceutical markets in the world.

In addition to the clinical development programs in NSCLC and CIN for Plinabulin, we are utilizing our research collaborations to advance Plinabulin in clinical trials to investigate its therapeutic potential as an immune-oncology agent. We provide financial support for these various investigator-initiated clinical trials as well as the drug supply of Plinabulin. In addition to exploring Plinabulin’s therapeutic potential in combination with immune-oncology agents, we have a pipeline of preclinical immune-oncology product candidates and de novo drug discovery with our proprietary “molecular glue” TPD drug discovery platform in our subsidiary SEED. We believe the collaboration with Eli Lilly serves to validate this TPD platform and the future potential. We have utilized our research collaborations effectively and efficiently to advance these programs.

We have partnered with Hengrui to commercialize Plinabulin, if approved, in China through our subsidiary, Wanchunbulin. China recognized Plinabulin as a National Science and Technology Major Project for “essential new drug research and development.” Also, with receipt of the 2017 Grant, Plinabulin has been included in the National Drug Priority Review List. We believe that, pending drug approval and successful pricing negotiations with the Chinese government, the 2017 Grant could help position Plinabulin for inclusion in the National Insurance System, which would allow for faster access to patients and reimbursement. In the U.S. and for the rest of the world, we currently plan to prioritize seeking a commercialization partner to maximize Plinabulin’s potential in multiple cancer indications.

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

Through December 31, 2023, we have raised approximately $296.0 million in equity financings, $10.2 million of issuance of non-controlling interests, $10.0 million of issuance of preferred shares of SEED, $2.1 million from bank loans, of which $0.6 million has been forgiven in July 2021 and $1.5 million has been repaid in March 2022, $2.5 million in third party loans, of which $1.0 million has since been converted into an equity investment and $1.5 million has been repaid, and $14.4 million in shareholder loans, of which $6.0 million has been repaid and $8.4 million was assumed by Wanchun Biotech, the former holding company of our U.S. subsidiary, on July 20, 2015 pursuant to our internal restructuring, $10.0 million upfront payment to SEED from Eli Lilly, and approximately $31.0 million upfront payment to Wanchunbulin from Hengrui. As of December 31, 2023, we had cash, cash equivalents and restricted cash of $17.8 million.

Since inception we have incurred operating losses. Our net losses were $68.2 million, $36.3 million and $21.9 million for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had an accumulated deficit of $375.3 million and $396.3 million, respectively. Substantially all of our losses have resulted from funding our clinical trials, manufacturing our drug product, our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses may increase in connection with our ongoing activities, as we:

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

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all. In particular, inflation and rising interest rates across the global economy, governments’ monetary policy in response to inflation concerns, the ongoing hostilities between Russia and Ukraine and the current war between Israel and Hamas have caused, and may continue to cause, market volatility, and under such market conditions, we may not be able to complete financing on reasonable terms or at all.

In January 2022, we announced an organizational streamlining initiative to re-focus certain of our resources on extending our cash runway and preserving long-term sustainability in light of the recent Complete Response Letter from the FDA for the NDA seeking approval of Plinabulin in combination with G-CSF for the prevention of CIN. This streamlining initiative included a reduction in force program impacting a number of employees. We reduced our U.S. workforce by approximately 35% to preserve cash resources. All employees affected by the workforce reduction were eligible to receive severance payments based on the applicable employee’s years of service with us and had the ability to elect, at their own cost, continuation of group health insurance coverage for 18 months post-termination. Each affected employee’s eligibility for the severance benefits was contingent upon such employee’s execution of a separation agreement, which included a general release of claims against us. The one-time severance-related charge, which represents the cash expenditures we incurred, associated with the workforce reduction was $0.9 million, all of which have been paid in 2022. We may also incur other charges or costs not currently contemplated due to events that may occur as a result of, or associated with, the workforce reduction.

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

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. In 2023, we generated $1.8 million of revenue through SEED’s research collaboration and license agreement with Eli Lilly and nil of revenue through Wanchunbulin’s exclusive commercialization and co-development agreement with Hengrui. The RMB 200 million (approximately $31 million) upfront payment received by Wanchunbulin from Hengrui is recorded as deferred revenue and will be recognized as revenue over time after product approval using unit of delivery measure of progress. In the future, we may generate revenue from a combination of product sales, reimbursements, upfront payments, milestone payments and royalties in connection with existing and future collaborations. If we fail to complete the development of our product candidates in a timely manner or fail to obtain their regulatory approval, we will not generate revenue in the future.

Operating Expenses

Research and Development Expenses

The largest component of our total operating expenses has historically been our investment in research and development activities. Research and development expenses consist of costs associated with our research and development activities, including the purchase of the Plinabulin global rights from Nereus, conducting preclinical studies and clinical trials of Plinabulin and development of our pipeline of immune-oncology product candidates and de novo drug discovery using our ubiquitin-mediated degradation platform. Research and development expenses also include activities related to:

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

Other Income (Expenses)

Other income consists primarily of government grants received, interest income earned on our cash, foreign exchange gains, gain on loan forgiveness and gains on short-term investments.

Other expenses consist primarily of interest expenses.

Results of Operations

Comparison of Years Ended December 31, 2023 and 2022

The following table summarizes the results of our operations for the years ended December 31, 2023 and 2022, respectively, together with the percentage changes in those items:

	Years Ended December 31,
	2023	2022	Change
	(in thousands of U.S. Dollars (“$”))%
Revenue	1,751	1,351	30%
Operating expenses
Research and development	(14,635)	(25,582)	-43%
General and administrative	(10,230)	(13,008)	-21%
Loss from operations	(23,114)	(37,239)	-38%
Other (expense) income
Foreign exchange gain, net	(123)	(429)	-71%
Interest expenses	—	(17)	-100%
Interest income	421	195	116%
Other income, net	974	1,373	-29%
Total other income	1,272	1,122	13%
Net loss before income tax	(21,842)	(36,117)	-40%
Income tax expenses	(106)	(163)	-35%
Net loss	(21,948)	(36,280)	-40%

Revenue

Revenues were $1.8 million for the year ended December 31, 2023 compared to $1.4 million for the year ended December 31, 2022. The increase was primarily due to a milestone payment received from Eli Lilly for pre-clinical developments. See Note 4 to our consolidated financial statements included in this Annual Report for more details related to our revenues.

Research and Development Expenses

Research and development (R&D) expenses were $14.6 million for the year ended December 31, 2023 compared to $25.6 million for the year ended December 31, 2022. The $11.0 million decrease was primarily due to lower clinical development expense, lower professional services expenses to support NDA submission, and lower personnel costs.

R&D activities(1)	Year Ended December 31,
	2023	2022	Change
	(in thousands of U.S. Dollars (“$”))%
DUBLIN-3	1,559	2,973	-48%
PROTECTIVE-1	42	993	-96%
PROTECTIVE-2	586	1,664	-65%
Preclinical	4,987	5,128	-3%
Other clinical trials	852	1,535	-44%
Employee-related expenses	5,107	7,966	-36%
Share-based compensation	(93)	931	-110%
Consultant and other	1,594	4,392	-64%
Total research and development	14,635	25,582	-43%

(1)

Due to the inherently unpredictable nature of preclinical and clinical development, we do not track all of our internal research and development expenses on a program-by-program basis as they primarily relate to personnel, early research, manufacturing and development, which are deployed across multiple projects under development. These costs are therefore shown separately.

General and Administrative Expenses

General and administrative (G&A) expenses were $10.2 million for the year ended December 31, 2023, compared to $13.0 million for the year ended December 31, 2022. The $2.8 million decrease was primarily due to lower personnel costs. There were also decreases in professional services expenses.

Other Income (Expenses)

Other income for the year ended December 31, 2023 consisted primarily of $0.8 million of cash government grants received for R&D expenses incurred in the past and $0.4 million of interest income. Other income for the year ended December 31, 2022 consisted primarily of $1.0 million of realized gain on forward contract, $0.4 million of foreign exchange loss, $0.3 million of investment income, $0.2 million of interest income and $0.1 million of unrealized gain on short-term investments.

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

Segment Revenue

The following table presents our revenues by segment for the years ended December 31, 2023, 2022 and 2021, respectively, together with the year-over-year percentage changes. There were no inter-segment revenues in each of the years presented.

	Years Ended December 31,
	2023	2022	YoY%	2021	YoY%
	(in thousands of U.S. Dollars (“$”), except percentages)
Revenue
Plinabulin pipeline	—	—	—	—	—
TPD platform	1,751	1,351	30%	1,351	0%

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

Segment Operating Expenses

The following table presents our operating expenses by segment for the years ended December 31, 2023, 2022 and 2021, respectively, together with the year-over-year percentage changes. Each segment’s operating expenses include inter-segment expenses.

	Years Ended December 31,
	2023	2022	YoY%	2021	YoY%
	(in thousands of U.S. Dollars (“$”), except percentages)
Operating Expenses
Plinabulin pipeline
Research and development	7,312	18,180	-60%	32,077	-43%
General and administrative	8,009	11,346	-29%	29,737	-62%
TPD platform
Research and development	7,363	7,442	-1%	4,851	53%
General and administrative	2,421	1,862	30%	1,166	60%
Intersegment eliminations	(240)	(240)	0%	(240)	0%
Total Operating Expenses	24,865	38,590	-36%	67,591	-43%

Plinabulin pipeline

Research and development (R&D) expenses were $7.3 million for the year ended December 31, 2023, compared to $18.2 million for the year ended December 31, 2022. The $10.9 million decrease was primarily due to lower clinical development expense, lower professional services expenses to support NDA submission, and lower personnel costs.

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

General and administrative (G&A) expenses were $8.0 million for the year ended December 31, 2023, compared to $11.3 million for the year ended December 31, 2022. The $3.3 million decrease was primarily due to lower personnel costs. There were also decreases in professional services expenses.

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

Research and development (R&D) expenses were $7.4 million for the year ended December 31, 2023, roughly equal to that for the year ended December 31, 2022. There were no major changes to the scale of R&D activities currently ongoing.

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

General and administrative (G&A) expenses were $2.4 million for the year ended December 31, 2023, compared to $1.9 million for the year ended December 31, 2022. The $0.5 million increase was mainly due to higher personnel costs.

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

Since inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our negative cash flows have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred consolidated net losses of $21.9 million, $36.3 million and $68.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, we had an accumulated deficit of $396.3 million and $375.3 million, respectively. Our primary use of cash is to fund research and development costs and for general and administrative costs. Our operating activities used $16.5 million, $28.2 million and $47.2 million of cash during the years ended December 2023, 2022 and 2021, respectively. We have financed our operations with a combination of equity offerings, shareholder and third-party loans, including bank loans, and collaboration arrangements. For the year ended December 31, 2023, we have received aggregate net cash proceeds of nil from the sales of our equity securities.

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

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
	(in thousands of U.S. Dollars (“$”))
Net cash used in operating activities	(16,474)	(28,151)	(47,242)
Net cash (used in) provided by investing activities	(100)	18,247	(20,413)
Net cash provided by financing activities	4	3,431	1
Net effect of foreign exchange rate changes	(76)	(756)	(258)
Net decrease in cash, cash equivalents and restricted cash	(16,646)	(7,229)	(67,912)

Net Cash Used in Operating Activities

The cash used in operating activities for the years ended December 31, 2023, 2022 and 2021 resulted primarily from our net losses of $21.9 million, $36.3 million and $68.2 million, respectively, adjusted for non-cash charges and changes in components of working capital. During 2023, these non-cash charges mainly consisted of $0.8 million of non-cash share-based compensation and $1.1 million of non-cash operating lease expenses. Net cash used in operating activities was $16.5 million for the year ended December 31, 2023, compared to $28.2 million for the year ended December 31, 2022. The $11.7 million decrease was primarily due to a decrease of operating cash expenditures during the year, partially offset by $2.7 million of cash proceeds from short-term investments classified as trading securities. Net cash used in operating activities was $28.2 million for the year ended December 31, 2022, compared to $47.2 million for the year ended December 31, 2021. The $19.0 million decrease was primarily due to a decrease of operating cash expenditures during the year, partially offset by $10.2 million of cash proceeds from short-term investments classified as trading securities.

The primary use of our cash in the periods presented was to fund the development of our research and development, regulatory and other clinical trial costs and related administrative costs. Our advances to suppliers and other current assets, accounts payable and accrued expense balances in all periods presented were affected by the timing of vendor invoicing and payments.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $0.1 million, net cash provided by investing activities for the year ended December 31, 2022 was $18.2 million, and net cash used in investing activities for the year ended December 31, 2021 was $20.4 million. During 2023, net cash was primarily used for acquiring long-lived assets. During 2022, net cash was primarily provided by maturity of short-term investments classified as available-for-sale securities. During 2021, net cash was primarily used for purchasing short-term investments and acquiring long-lived assets, including equipment and leasehold improvements.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 decreased to $4.0 thousand, from $3.4 million for the year ended December 31, 2022. During 2023, net cash was primarily provided by exercise of subsidiary share options. Net cash provided by financing activities for the year ended December 31, 2022 increased to $3.4 million, from nil for the year ended December 31, 2021. The increase was primarily attributable to the net proceeds of $5.0 million we received from the issuance of contingently redeemable noncontrolling interests, which is the issuance of SEED’s Series A-2 Preferred Shares.

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

Our liquidity is affected by financing activities, our clinical trials, and research and development and general and administrative expenses. In order to operate as a going concern in the foreseeable future, we will need, among other things, additional capital resources. There can be no assurance that capital will be available as necessary to meet our working capital requirements or, if the capital is available, that it will be on terms acceptable to us. The issuances of additional equity securities by us may result in dilution in the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans will be available, will increase our liabilities and future cash commitments and may include financial covenants and restrictions. If we are unable to obtain financing in the amounts and on terms deemed acceptable, our business and future success will be materially and adversely affected. These factors raise substantial doubt regarding the our ability to continue as a going concern. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our product candidates.

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

We lease all of our facilities and believe our current facilities are sufficient to meet our needs. Our principal executive offices are located in New Jersey, and we also have offices in Pennsylvania, Beijing and Dalian, China.

We currently lease office space in New Jersey, with total space of 9,727 square feet. The lease expires in February 2027. Our current rent is $25,533 per month. Starting in August 2024, our annual rent will increase by $0.50 per square foot leased. We additionally pay for the cost of utilities, as well as our share of building real estate taxes and building operating expenses. Payments under the lease are expensed on a straight-line basis over the period of the lease.

We currently lease office space of 860.12 square meters of in Dalian, China, under an ongoing rent-free arrangement with the local government. Our application for rent exemption has been formally submitted to the local authorities. As of April 1, 2024, the local government is actively engaged in evaluating our application.

Our subsidiary, SEED, has completed the build-out of a wet lab in Pennsylvania to support research and development efforts for the Ubiquitin Platform Technology. SEED currently leases permanent office space and lab space in Pennsylvania, with a total space of approximately 10,086 rentable square feet. Our current rent is $38,957 per month. Starting in June 2024, SEED’s annual rent will increase by 3%. SEED additionally pays for the cost of its utilities, as well as its proportionate share of building real estate taxes, and building operating expenses, and has paid approximately $0.9 million for improvements to the leased property on behalf of the lessor. Payments under the lease are expensed on a straight-line basis over the period of the lease.

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

Our subsidiary Wanchunbulin has entered into a government grant agreement with specific local authorities in the PRC. Wanchunbulin commits to staying within designated districts, maintaining current tax jurisdictions, and retaining its registered capital, until 2033. Wanchunbulin also undertakes not to establish additional entities in other jurisdictions within Greater China for the purposes of conducting research, development, and commercialization activities related to Plinabulin, provided such activities fall within the scope of the government grant agreement. Otherwise, Wanchunbulin may be required to refund the grants.

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

Intellectual Property

As of April 10, 2024, we owned or co-owned 150 patents, in 32 jurisdictions, including 21 issued U.S. patents. We also owned 12 pending U.S. non-provisional patent applications as well as corresponding patent applications pending in other jurisdictions and five pending U.S. provisional patent applications. In addition, we owned three pending international patent applications related to Plinabulin filed under the PCT, which we plan to file nationally in the U.S. and in other jurisdictions directed to kits and methods for providing and administering plinabulin, use of Plinabulin in combination with a PARP inhibitor, and Plinabulin micelle compositions. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

Below is a list of the names and ages of our co-founder, directors and executive officers (including officers of BeyondSpring Pharmaceuticals, Inc., or BeyondSpring U.S.) as of April 1, 2024, and a brief account of the business experience of each of them. The business address for our directors and officers and the officers of BeyondSpring U.S. is c/o BeyondSpring Inc., 100 Campus Drive, West Side, 4th Floor, Suite 410, Florham Park, NJ 07932.

Name	Age	Position(s)
Executive Officers
Lan Huang, Ph.D.	53	Co-Founder, Chairperson and Chief Executive Officer
June Lu, Ph.D.	58	Chief Scientific Officer

Non-Employee Directors
Brendan Delaney, MBA	49	Director
Patrick Fabbio, MBA	56	Director
Matthew Kirkby, M.A.	55	Director
Jiangwen Majeti, Ph.D., MBA	56	Director
Sihai Xu, MBA	52	Director

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

June Lu, Ph.D. is our Chief Scientific Officer, effective April 1, 2024. Prior to this appointment, she served as our Executive Director of Transitional Medicine. Dr. Lu has nearly 25 years of industry experience in innovative drug research and development and is an accomplished professional in scientific, translational and strategic analysis aspects of R&D projects and pipeline assets. Her special expertise is in multidisciplinary, collaborative leadership experiences in the biotech and pharmaceutical industry. Prior to BeyondSpring, Dr. Lu worked at Endocyte, which developed 177Lu-PSMA-617, now approved drug Pluvicto®, and at Advanced Accelerator Applications, a Novartis company, and Novartis Institute for Biomedical Research. Dr. Lu has led cross-functional project teams to develop small molecule-based strategies for cancer (FolateImmune; bispecific CAR-T cell therapy) and autoimmunity (DHFR/mTOR inhibitors). In addition, Dr. Lu has spearheaded deep-dive scientific efforts in macrophage-targeting, drug resistance & IO (PD-1/CTLA-4) combinations, target ID/pre-validation and indication selections. Dr. Lu has authored about 30 peer-reviewed publications and is an inventor for multiple patents.  She received her Ph.D. in chemistry (biochemistry division) from Purdue University and B.S. degree in analytical chemistry from Zhejiang University of Technology.

Non-Employee Directors

Brendan Delaney, MBA has served on our board since July 2021. Mr. Delaney brings more than 25 years of global product strategy and launch experience to his role leading commercial organizations. He currently serves as an independent consultant to emerging biotech companies. He was previously the Chief Operating Officer and Chief Executive Officer of Aadi Bioscience. Prior to joining Aadi Bioscience, he served as the Chief Commercial Officer of Constellation Pharmaceuticals before it was acquired by MorphoSys for $1.4B in June 2021. Prior to joining Constellation, Mr. Delaney was the Chief Commercial Officer at Immunomedics, where he led the buildout of the marketing, sales, market access and commercial operations teams. He was instrumental in successfully launching Trodelvy, the first TROP-2 directed antibody-drug conjugate for the treatment of triple-negative breast cancer. Immunomedics was acquired by Gilead Sciences for $21B in September 2020.  Previously, he served as Vice President of U.S. Hematology-Oncology at Celgene Corporation. Prior to joining Celgene, he held various commercial roles at both Novartis Oncology and Genentech, where he led several successful product launches for blockbuster brands. Mr. Delaney also serves on the Board of Directors of MJH Life Sciences, one of the leading medical-media companies in the United States. He received an MBA from the Stern School of Business at the New York University and a B.A. in biology from Rutgers University.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principle Executive Offices:	U.S.
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	3
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

Compensation of Executive Officers and Directors in 2023

With respect to the year ended December 31, 2023, the aggregate cash compensation, including benefits in kind, accrued or paid by us and our subsidiaries to our directors and executive officers who served during the year ended December 31, 2023, was $1.3 million, and the aggregate equity compensation by us and our subsidiaries to our directors and executive officers was $120 thousand (including stock options exercised and restricted shares vested), as described in “—2017 Omnibus Incentive Plan” below). This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry. In respect of the year ended December 31, 2023, this amount includes approximately $21 thousand set aside or accrued to provide pension, severance, retirement or similar benefits or expenses in the form of matching employer contributions to a U.S. 401(k) retirement plan. Executive officers, as applicable, participate in the 401 (k) retirement plan on the same basis as other full-time employees generally.

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

Such options are granted under the BeyondSpring Inc. 2017 Omnibus Incentive Plan as amended and restated as of September 18, 2020, referred to herein as the 2017 Omnibus Incentive Plan, with a per share exercise price equal to the fair market value per share as of the date of grant. The initial option grant for a new director (made in respect of the director’s first 12 months of service) is issued on or around the date of commencement of service, and vests in three equal installments on the first three anniversaries of the grant date, subject to the director’s continued service as our director through the applicable vesting date. The annual director grants are made on a fiscal year basis at the start of the applicable fiscal year (with the annual grant made in respect of the first full fiscal year beginning during the director’s term to be pro-rated for the length of service from the first anniversary of the director’s start date through the end of such fiscal year), and vest on the first anniversary of the grant date, subject to the director’s continued service as our director through the vesting date. All director option grants are subject to the terms and conditions of the 2017 Omnibus Incentive Plan and the applicable option award agreement memorializing such grant.

Jeffrey Vacirca Consulting Agreement

Jeffrey Vacirca, M.D., F.A.C.P. served on our board from December 2020 to June 2022. In addition to his director agreement as described above, Dr. Vacirca was also party to a consulting agreement, entered into with us on January 26, 2021 and terminated on January 25, 2023. Under his consulting agreement, Dr. Vacirca provided general consulting services of a clinical, regulatory or commercial nature with respect to Plinabulin and other pipeline programs. As consulting fees, Dr. Vacirca received options with a Black Scholes value of $120,000 annually. All of these options were forfeited in April 2023 when they expired unexercised at the end of the applicable exercise period.

Brendan Delaney Consulting Agreement

In addition to his director agreement as described above, Mr. Delaney was also party to a consulting agreement, entered into with us on November 6, 2021 and terminated on November 6, 2022. Under his consulting agreement, Mr. Delaney provided general consulting services of commercial nature on Plinabulin and other pipeline programs. He received an annual consulting fee of $120,000, which he was entitled to elect (no later than December 31 of the prior year) to receive in cash or in the form of nonqualified stock options, valued using Black-Scholes option pricing model. Mr. Delaney elected to receive payment of his pro-rated 2021 consulting fee in options and his 2022 consulting fee in the form of cash. Mr. Delaney’s nonqualified stock options in respect of 2021 were granted on November 6, 2021, consisting of 2,673 options with a per share exercise price of $15.18. These 2,673 options were forfeited in February 2023 because they were not exercised within the applicable exercise period.

Outstanding Director Equity Awards

On December 18, 2023, we granted Mr. Fabbio 14,141 fully vested ordinary shares of the Company, in respect of his partial 2023 cash compensation.

We also made the following grants of options to our non-employee directors during 2023:

●

On February 10, 2023, we made the following grants of nonqualified share options to our non-employee directors in respect of their annual option grant entitlements for fiscal year 2023 under their Director Agreements (subject to the one-year vesting as described above): Mr. Delaney, 15,000 options; Mr. Fabbio, 15,000 options; Mr. Kirkby, 15,000 options; Dr. Majeti, 5,625 options (reflecting pro-ration based on August 2022 start date); Dr. Xie, 15,000 options; and Mr. Xu, 5,625 options (reflecting pro-ration based on August 2022 start date). Grants to Dr. Xie were forfeited in connection with her retirement in July 2023.

●

On May 8, 2023, we made the following one-time grants of nonqualified share options to our non-employee directors: Mr. Delaney, 25,000 options, Mr. Fabbio, 25,000 options; Mr. Kirkby, 25,000 options; Dr. Majeti, 10,000 options; Dr. Xie, 25,000 options and Mr. Xu, 10,000 options. Grants to Dr. Xie were forfeited in October 2023 because they were not exercised within the applicable exercise period.

●

On December 18, 2023, we made the following grants of nonqualified share options to our non-employee directors in respect of their partial 2023 cash compensation: Mr. Delaney, 19,875 options; Mr. Kirkby, 14,906 options; Dr. Majeti, 16,770 options; and Mr. Xu, 12,422 options.

In addition, on January 1, 2024, we made the following grants of nonqualified share options to our non-employee directors in respect of their annual option grant entitlements for fiscal year 2024 under their Director Agreements (subject to the one-year vesting as described above): Mr. Delaney, 10,000; Mr. Fabbio, 10,000 options; Mr. Kirkby, 10,000 options; Dr. Majeti 10,000 options; and Mr. Xu, 10,000 options.

The following table sets forth the number of options held by our non-employee directors as of April 1, 2024. None of our non-employee directors held unvested restricted shares as of April 1, 2024.

	Options
Non-Employee Director	Vested	Unvested	Exercise Price	Expiration Date
Brendan Delaney	13,333	6,667	$9.62	07/07/2031
	5,000	—	$4.53	01/01/2032
	10,000	—	$1.99	03/07/2032
	15,000	—	$2.68	02/10/2033
	25,000	—	$0.9835	05/08/2033
	—	14,906	$0.99	12/18/2033
	—	10,000	$0.90	01/01/2034
Patrick Fabbio	5,000	—	$11.03	08/01/2030
	10,000	—	$12.20	01/01/2031
	10,000	—	$4.53	01/01/2032
	10,000	—	$1.99	03/07/2032
	15,000	—	$2.68	02/10/2033
	25,000	—	$0.9835	05/08/2033
	—	10,000	$0.90	01/01/2034
Matthew Kirkby	5,000	—	$11.03	08/01/2030
	10,000	—	$12.20	01/01/2031
	10,000	—	$4.53	01/01/2032
	10,000	—	$1.99	03/07/2032
	15,000	—	$2.68	02/10/2033
	25,000	—	$0.9835	05/08/2033
	—	19,875	$0.99	12/18/2033
	—	10,000	$0.90	01/01/2034
Jiangwen Majeti	6,666	13,334	$1.50	08/23/2032
	5,625	—	$2.68	02/10/2033
	10,000	—	$0.9835	05/08/2033
	—	16,770	$0.99	12/18/2033
	—	10,000	$0.90	01/01/2034
Sihai Xu	6,666	13,334	$1.50	08/23/2032
	5,625	—	$2.68	02/10/2033
	10,000	—	$0.9835	05/08/2033
	—	12,422	$0.99	12/18/2033
	—	10,000	$0.90	01/01/2034

For additional information regarding equity-based grants under our 2017 Omnibus Incentive Plan, see “—2017 Omnibus Incentive Plan.”

Employment Agreements (Fiscal Year 2023 Executive Officers)

Lan Huang, Chief Executive Officer

Dr. Lan Huang, our Co-founder, Chairperson, Chief Executive Officer and Principal Financial Officer, is party to an amended and restated employment agreement with BeyondSpring U.S. dated as of November 10, 2016, as amended by those letter amendments effective January 1, 2020, January 19, 2021, January 11, 2022, April 1, 2023, and November 1, 2023. Beginning in fiscal year 2020, Dr. Huang’s employment agreement provides for an annual base salary of $520,000, which is subject to review and adjustment in accordance with company policy. Beginning in fiscal year 2022, Dr. Huang’s annual base salary increased to $540,800 representing a 4% cost of living adjustment or COLA. Starting from April 1, 2023, Dr. Huang’s annual base salary, except for the amount of base salary Dr. Huang received from SEED as described below, is reduced by 25% to $263,640. The amount of base salary Dr. Huang receives from SEED reduces the amount of base salary payable by us, as described below.

Dr. Huang is eligible to participate in any bonus program, on a basis consistent with that applicable to other employees at her level, in accordance with company policy, with a target annual merit bonus of 50% of base salary for fiscal year 2023. As approved by the Compensation Committee, half of Dr. Huang’s 2023 bonus award will be paid in mid-2024, with the other half to be paid after we raise new funds. Dr. Huang is also eligible to receive payment for the full cost of her medical insurance. Dr. Huang’s employment is at will, and can be terminated by us at any time or by Dr. Huang upon three months’ notice. Dr. Huang’s employment agreement contains a two year non-solicit of employees, a confidentiality provision and an assignment of intellectual property provision. Pursuant to the employment agreement. Effective with the January 11, 2022 amendment, in the event that Dr. Huang’s employment is terminated by the Company without “cause” or by Dr. Huang with “good reason” (as each such term is defined in the employment agreement), Dr. Huang would become entitled (subject to her execution and nonrevocation of a release of claims) to the payment of (i) her then base salary for the nine (9) month period commencing on the date of termination, or the Severance Period, payable over the Severance Period in regular installments in accordance with the Company’s normal payroll practices and (ii) a pro-rated portion of any bonus earned for the year in which the date of termination occurs, based on actual performance results, and paid at the same time as other senior executives.

Dr. Huang is also party to a separate employment agreement with a subsidiary of SEED, pursuant to which Dr. Huang is assigned to SEED on a part-time basis (approximately 12% of her work time prior to July 1, 2021, 20% of her work time effective as of July 1, 2021, 35% of her work time effective as of January 12, 2022, and 15% of her work time effective November 1, 2023) and receives a base salary from SEED of $67,938, which reduces her base salary from us. Prior to July 1, 2021, Dr. Huang’s base salary from SEED was set at $62,400. From July 1, 2021 to January 11, 2022, this amount was $104,000. From January 11, 2022 to November 1, 2023, this amount was $189,280. If Dr. Huang’s employment with SEED terminates other than for cause, Dr. Huang will resume full time employment with us and her base salary from us will be restored.

Ramon Mohanlal, M.D., Former Chief Medical Officer, EVP, R&D

Prior to the employment termination on February 16, 2023, Dr. Ramon Mohanlal, our former Chief Medical Officer, was party to an amended and restated employment agreement with BeyondSpring U.S., dated as of November 10, 2016, as amended by that letter amendment effective July 1, 2019 and that letter agreement dated January 11, 2022. Dr. Mohanlal’s employment agreement provides for an annual base salary of $430,000, which is subject to review and adjustment in accordance with company policy. Beginning in fiscal year 2022, Dr. Mohanlal’s annual base salary was increased to $447,200 representing a 4% cost of living adjustment or COLA. Due to his departure from the Company, Dr. Mohanlal was ineligible for, and did not receive, an annual merit bonus in accordance with company policy for 2023.

In connection with the termination of Dr. Mohanlal’s employment, Dr. Mohanlal became entitled to (subject to his execution and compliance with the separation and release agreement dated February 28, 2023) (i) 9 months of salary continuation payable in accordance with the Company’s payroll practices, (ii) $75,465, less applicable tax withholdings, in a single lump sum, which amount represents the full and final settlement of the bonus to which he was entitled for the fiscal year 2022, and (iii) 86,957 fully vested ordinary shares of the Company, granted under the 2017 Omnibus Incentive Plan, subject to applicable tax withholdings. All outstanding unvested equity awards and cash long-term incentive award held by Dr. Mohanlal as of February 16, 2023 were forfeited in connection with his termination.

Retention Arrangements

On January 13, 2022, we entered into retention agreements with each of Dr. Huang and Dr. Mohanlal, pursuant to which the executive officer may earn the following retention payments subject to satisfactory performance, with 50% vesting based on continued employment through December 31, 2022 and 50% vesting based on continued employment through December 31, 2023: Dr. Huang, $520,000; and Dr. Mohanlal, $387,000. To the extent earned, the retention payments are payable 40% in cash and 60% in options in the case of Dr. Huang, and 100% in the form of options in the case of Dr. Mohanlal. As a result of his termination of employment with us, Dr. Mohanlal forfeited his unvested retention options representing the remaining 50% of his retention amount.

Consulting Arrangements

G. Kenneth Lloyd, Ph.D.

Prior to his retirement effective March 31, 2024, Dr. G. Kenneth Lloyd, our former Chief Scientific Officer, provided consulting services to BeyondSpring U.S., and prior to the formation of BeyondSpring U.S., to our subsidiary Wanchun Pharma, since December 16, 2012. Dr. Lloyd served as our Chief Scientific Officer through December 31, 2019, and resumed the position effective March 15, 2021. Pursuant to the consulting service contracts entered into with Dr. Lloyd, as amended from time to time, the consulting fees for his services provided during the year ended December 31, 2023 were $141,833. For service as Chief Scientific Officer from January 1, 2024 to March 31, 2024, Dr. Lloyd received $18,000 in consulting fees and was reimbursed $1,500 for the cost of health insurance for him.

Effective April 1, 2024, Dr. Lloyd will continue to serve BeyondSpring U.S. in an advisory role through September 30, 2024. He will receive $350 per hour of his services up to 10 hours per month.

2017 Omnibus Incentive Plan

In connection with our initial public offering, we adopted the 2017 Omnibus Incentive Plan to provide additional incentives to selected directors, officers, employees and consultants, and to enable our company to obtain and retain the services of these individuals. The 2017 Omnibus Incentive Plan as amended from time to time enables us to grant restricted shares, nonqualified stock options, incentive stock options and other awards to our directors, employees and consultants. Up to 5,277,197 ordinary shares are authorized to be granted pursuant to awards under the 2017 Omnibus Incentive Plan, with 2,126,762 ordinary shares remaining available for grant of awards as of April 1, 2024. Awards are made pursuant to award agreements and may be subject to vesting and other restrictions as determined by the board of directors. As of April 1, 2024, there were 864,484 restricted shares outstanding and 2,103,998 options outstanding, in addition to the other share-based awards described in “—Other Share-Based Awards” below.

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

We did not grant any restricted share awards to our executive officers in fiscal year 2023.

For the total number of restricted shares held by our executive officers as of April 1, 2024, please see “—Outstanding Restricted Shares and Options” below.

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

We granted the following options to our executive officers in fiscal year 2023:

●	Dr. Huang: 400,000 non-qualified stock options, granted on May 8, 2023, at an exercise price of $0.9835 per share.

●	Dr. Lu: 5,000 incentive stock options, granted on September 1, 2023, at an exercise price of $0.90 per share.

For the total number of options held by our executive officers as of April 1, 2024, please see “—Outstanding Restricted Shares and Options” below.

Outstanding Restricted Shares and Options

The following table sets forth the number of restricted shares and options held by our executive officers as of April 1, 2024. None of our executive officers held unvested restricted shares as of April 1, 2024.

	Options
Executive Officer(1)	Vested	Unvested	Exercised	Exercise Price	Expiration Date
Lan Huang(2)	388,000	332,000	—	$11.03	08/01/2030
	90,343	—	—	$4.69	01/11/2032
	—	400,000	—	$0.9835	05/08/2033
	—	33,663	—	$3.168	03/19/2034
June Lu(3)	5,000	5,000	—	$16.55	10/18/2031
	2,003	—	—	$4.26	01/11/2032
	1,666	3,334	—	$0.90	09/01/2033
	—	19,180	—	$1.33	03/01/2034
	—	50,000	—	$3.57	04/01/2034

(1)

Dr. Mohanlal’s employment was terminated on February 16, 2023, at which time his unvested options and unvested restricted shares were forfeited. His 319,188 vested options were forfeited on May 16, 2023 because they were not exercised within the applicable exercise period.

(2)

In addition, on December 1, 2022, our majority-owned subsidiary, SEED Therapeutics Inc. ("SEED”), granted to Dr. Huang a non-qualified share option to purchase 500,000 ordinary shares of SEED, under SEED’s 2022 Share Incentive Plan (“SEED Incentive Plan”) with an exercise price of $0.50 per share. As of April 1, 2024, 250,000 of these options were vested. The expiration date of the SEED option is December 1, 2032. Further, on February 15, 2024, SEED granted to Dr. Huang an incentive share option to purchase 250,000 ordinary shares of SEED under SEED Incentive Plan with an exercise price of $0.50 per share and an expiration date of February 15, 2029. As of April 1, 2024, none of these options were vested.

(3)

Dr. Lloyd retired from his role as Chief Scientific Officer of the Company, effective as of March 31, 2024. Dr. Lloyd will continue to provide services in an advisory role to the Company as requested through September 30, 2024. Effective immediately upon Dr. Llyod’s retirement, Dr. Lu was appointed as the Company’s Chief Scientific Officer.

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

We did not grant any Cash LTIs to our executive officers in fiscal year 2023. As of April 1, 2024, the following grant of Cash LTIs to our executive officers remain outstanding (all granted in fiscal year 2021):

●	Dr. Huang: a maximum of $2,575,000

Under Dr. Huang’s agreement, 25% of any earned milestone payments shall be paid in fully vested ordinary shares and the remaining 75% shall be paid in either cash or fully vested ordinary shares, at Dr. Huang’s election. No milestone payments were earned in 2023 by any of our executives.

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

On April 11, 2017, we granted a stock bonus award opportunity to Dr. Mohanlal under the 2017 Omnibus Incentive Plan. Pursuant to the terms of the award, Dr. Mohanlal was eligible to receive up to a maximum of 300,000 ordinary shares payable in installments upon our recognition of specified amounts of cumulative net income in connection with the attainment of various component milestones in the research, development, testing and realization of the drug BPI-002, subject to his continued employment through the attainment of each applicable milestone. Dr. Mohanlal was also eligible to receive up to a maximum of 300,000 additional ordinary shares payable in installments upon our recognition of specified amounts of cumulative net income in connection with the attainment of various component milestones in the research, development, testing and realization of the drug BPI-004, subject to his continued employment through the attainment of each applicable milestone. As a result of the termination of Dr, Mohanlal’s employment on February 16, 2023, and as reflected in the separation agreement with Dr. Mohanlal, the performance-based stock bonus award was forfeited as none of the aforementioned milestones were achieved.

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

Director Independence

Our board of directors has determined that Brendan Delaney, Patrick Fabbio, Matthew Kirkby and Jiangwen Majeti are independent, as determined in accordance with the rules of the Nasdaq Capital Market. In making such independence determination, our board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” The composition and functioning of our board of directors and each of our committees comply with all applicable requirements of the Nasdaq Capital Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

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

Compensation Committee

Matthew Kirkby and Jiangwen Majeti currently serve on the compensation committee, which is chaired by Mr. Kirkby. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable rules of the Nasdaq Capital Market. The compensation committee’s responsibilities include:

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

Nominating and Corporate Governance Committee

Matthew Kirkby and Jiangwen Majeti currently serve on the nominating and corporate governance committee, which is chaired by Dr. Majeti. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable rules of the Nasdaq Capital Market. The nominating and corporate governance committee’s responsibilities include:

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

As of December 31, 2023, we had 36 full-time employees. Of these, 20 were engaged in full-time research and development and laboratory operations and 16 were engaged in full-time general and administrative functions. As of December 31, 2023, 12 of our employees were located in China and 24 were located in the U.S. We have also engaged and may continue to engage independent contractors who are not full-time employees, to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. The following table sets out our total number of employees by function for the last three years.

	2021	2022	2023
Research and Development and Laboratory Operations	58	44	20
General and Administrative Functions	45	29	16

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

We offer employees 80% paid premium healthcare coverage benefits and up to 6% match for our 401(k) savings plan. We offer employees company paid major holidays as well as paid personal and sick time. We also have a mentorship program where employees may benefit from career guidance.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 1, 2024 by:

●	each person or group of affiliated persons known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the ordinary shares issuable pursuant to stock options that are exercisable within 60 days of April 1, 2024. Ordinary shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of April 1, 2024, there were 883,260 ordinary shares issuable pursuant to stock options exercisable within 60 days thereof.

The calculation of percentage of ordinary shares beneficially owned in the table below is based on 39,029,163 ordinary shares outstanding as of April 1, 2024. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o BeyondSpring Inc., 100 Campus Drive, West Side, 4th Floor, Suite 410, Florham Park, NJ 07932.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	%
5% Shareholders
Entities affiliated with Decheng Capital(1)	4,958,142	12.70
Executive Officers and Directors**
Lan Huang(2)	10,822,199	27.30
June Lu(3)	8,769	*
Brendan Delaney(4)	68,333	*
Patrick Fabbio(5)	99,592	*
Matthew Kirkby(6)	81,297	*
Jiangwen Majeti(7)	73,205	*
Sihai Xu(8)	22,291	*
All Directors and Executive Officers as a group (7 people)	11,175,686	28.20

*      Amounts represent less than 1% of outstanding ordinary shares.

**    Effective February 16, 2023, Dr. Ramon W. Mohanlal has stopped serving as our Chief Medical Officer and Executive Vice President of Research and Development and on our Board of Directors. Effective January 1, 2023, Ms. Christine Ying Zhao resigned from our Board of Directors. Effective July 7, 2023, Ms. Yanbin Xie retired from our Board of Directors. Effective March 31, 2024, Dr. Lloyd retired from his role as our Chief Scientific Officer.

(1)	Based on a Schedule 13G filed by Decheng Capital Management III (Cayman), LLC, consisting of 4,958,142 ordinary shares owned by Decheng Capital Management III (Cayman), LLC.

(2)

Consisting of (i) 1,431,686 ordinary shares owned directly by Ever Regal Group Limited, (ii) 175,000 ordinary shares owned directly by Fairy Eagle Investments Limited, (iii) 100,000 ordinary shares owned directly by Rosy Time Holdings Limited, (iv) 73,837 ordinary shares owned directly by the Lan Huang 2021 Grantor Retained Annuity Trust (“2021 Trust”)”, (v) 450,000 ordinary shares owned directly by the Lan Huang 2022 Grantor Retained Annuity Trust (“2022 Trust”), (vi) 277,963 ordinary shares owned directly by Dr. Lan Huang (vii) 137,037 restricted shares, all of which have been vested, held of record by Mr. Linqing Jia, (viii) 230,000 ordinary shares held by Sincere Efforts Foundation Inc. (“Sincere Efforts”), (ix) 1,800,000 ordinary shares directly held by three irrevocable trusts for the benefit of Dr. Huang’s children, over which Dr. Huang has been granted a proxy with voting power, (x) 5,535,000 ordinary shares directly held by certain unaffiliated third-parties, over which Mr. Jia has been granted a proxy with voting power, and (xi) vested options to purchase 611,676 ordinary shares granted under the 2017 Omnibus Incentive Plan. Dr. Huang is the sole owner of Ever Regal Group Limited. Mr. Jia, Dr. Huang’s spouse, is the sole owner of Fairy Eagle Investments Limited and Rosy Time Holdings Limited. Dr. Huang is the trustee of 2021 Trust and 2022 Trust. Dr. Huang serves on the board of Sincere Efforts, a charitable foundation, and in such capacity may be deemed to exercise shared voting and dispositive power over such ordinary shares. Dr. Huang disclaims beneficial ownership of the ordinary shares held by Sincere Efforts and nothing herein shall be construed as an admission that Dr. Huang is the beneficial owner of such ordinary shares. Dr. Huang and Mr. Jia share voting and dispositive power for all of the foregoing shares, except for the shares over which they have been granted proxies with voting power. Dr. Huang and Mr. Jia share voting power over those shares.

(3)	Consisting of (i) 100 ordinary shares purchased by Dr. June Lu before joining the Company and (ii) vested options to purchase 8,669 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(4)	Consisting of vested options to purchase 68,333 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(5)

Consisting of (i) 19,592 restricted shares, 19,592 of which have been vested, held of record by Mr. Patrick Fabbio, granted under the 2017 Omnibus Incentive Plan, (ii) vested options to purchase 75,000 ordinary shares granted under the 2017 Omnibus Incentive Plan and (iii) 5,000 ordinary shares purchased by Mr. Patrick Fabbio from the public market during the open window.

(6)

Consisting of (i) 6,297 restricted shares, 6,297 of which have been vested, held of record by Mr. Matthew Kirkby, granted under the 2017 Omnibus Incentive Plan and (ii) vested options to purchase 75,000 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(7)

Consisting of (i) 50,914 ordinary shares purchased by Dr. Majeti before joining our board of directors and (ii) vested options to purchase 22,291 ordinary shares granted under the 2017 Omnibus Incentive Plan.

(8)	Consisting of vested options to purchase 22,291 ordinary shares granted under the 2017 Omnibus Incentive Plan.

We have one class of ordinary shares, and each holder of our ordinary shares is entitled to one vote per share. None of our shareholders has different voting rights from other shareholders.

As of April 1, 2024, approximately 29,716,734 of our outstanding ordinary shares were held by 54 record holders in the U.S.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Since January 1, 2023, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party to and in which any of the members of our board of directors or senior management, holders of more than 10% of ordinary shares, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the transactions we describe below.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements (Fiscal Year 2023 Executive Officers).”

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

On November 12, 2020, our subsidiary, SEED, entered into a Collaboration Agreement with Eli Lilly to discover and develop new chemical entities that could produce therapeutic benefit through TPD. Under the terms of the Collaboration Agreement, SEED received a $10 million upfront cash payment. SEED will also be eligible to receive up to approximately $780 million in potential pre-clinical and clinical development, regulatory and commercial milestones, as well as tiered royalties on net sales of products that result from the collaboration. As of the date of this annual report, SEED has received $3 million of these milestone payment for pre-clinical development.

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

The following is a summary of the Cayman Islands, Chinese and U.S. federal income tax considerations relevant to the ownership and disposition of our ordinary shares. This summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective investor. This summary is based on laws and relevant interpretations thereof as of the date of this Form 20-F, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not address all possible tax considerations relating to an investment in our ordinary shares, such as the considerations under U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, China and the United States. Potential investors should consult their tax advisors with respect to the considerations relevant to the ownership and disposition of our ordinary shares. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent the discussion relates to PRC tax law, it is the opinion of Jingtian & Gongcheng, our special PRC counsel.

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

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). Unless otherwise noted, this summary addresses only U.S. Holders that hold our ordinary shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, or the Regulations, judicial decisions, administrative pronouncements, the income tax treaty between the United States and China, or the Treaty, and other relevant authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This summary does not address U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ordinary shares, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of that U.S. Holder’s particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former citizens or long-term residents of the United States;

●	tax-exempt entities (including private foundations);

●	persons that acquire our ordinary shares pursuant to any employee share option or otherwise as compensation;

●	persons that hold our ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	persons whose functional currency is not the U.S. Dollar;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); and

●	partnerships or other entities or arrangements subject to tax as partnerships for U.S. federal income tax purposes.

The information set forth below is of a general nature only and is not intended to be tax advice. Each prospective investor should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to the ownership and disposition of our ordinary shares in light of its particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized in or under the laws of, the United States or any political subdivision thereof;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) that has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners should consult their tax advisors regarding an investment in our ordinary shares.

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

Distributions

The gross amount of any distributions received by a U.S. Holder on our ordinary shares (including any amounts withheld in respect of PRC withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be includible in the gross income of such U.S. Holder on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in U.S. dollars. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ordinary shares and thereafter generally as capital gain. We do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that the full amount of any distribution we pay will be treated as a dividend for U.S. federal income tax purposes even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

An individual or other non-corporate U.S. Holder of our ordinary shares may be eligible for reduced rates of taxation on dividends: (i) received from a qualified foreign corporation if such qualified foreign corporation is neither a PFIC nor treated as such with respect to such U.S. Holder for the taxable year in which the dividend is paid or for the preceding taxable year, and (ii) provided that certain holding period and other requirements are met. A foreign corporation that is not classified as a PFIC is generally treated as a qualified foreign corporation with respect to dividends paid on ordinary shares if such ordinary shares are “readily tradable” on an “established securities market” in the United States. Although our ordinary shares are listed on the Nasdaq Capital Market, our ordinary shares may not be considered readily tradable on an established securities market in the current year or subsequent years. As discussed below under “—Passive Foreign Investment Company,” although there can be no assurances regarding our PFIC status for any taxable year, we believe that we were not a PFIC for our 2023 taxable year. Thus, dividends paid on our ordinary shares to individuals and other non-corporate U.S. Holders may constitute “qualified dividend income” eligible for reduced rates of taxation if we are a qualified foreign corporation and we are not a PFIC with respect to such U.S. Holders for the taxable year in which the dividend is paid or in the preceding taxable year.

For U.S. foreign tax credit purposes, dividends received on our ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under the PRC EIT Law (see “―People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on such dividends. Subject to certain conditions and limitations and depending on the individual facts and circumstances, a Treaty-eligible U.S. Holder may be entitled to claim a foreign tax credit in respect of any PRC income taxes paid or withheld with respect to dividends on our ordinary shares to the extent such taxes are nonrefundable under the Treaty. A U.S. Holder that does not elect to claim a foreign tax credit for foreign taxes withheld may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Sale or Other Disposition of Our Ordinary Shares

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in our ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares exceeds one year at the time of disposition and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation relative to the rate applicable to ordinary income. The deductibility of capital losses may be subject to limitations.

Any gain or loss on the sale or other disposition of our ordinary shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. However, if as described in “—People’s Republic of China Taxation,” gains from the sale or other disposition of our ordinary shares may be subject to PRC income tax, a Treaty-eligible U.S. Holder may apply the Treaty to treat such gains as foreign source-gains for U.S. foreign tax credit purposes. Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not Treaty-eligible may not be able to claim a foreign tax credit for any PRC tax imposed on a sale or other disposition of our ordinary shares. Any such U.S. Holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. Holder elects to do so for all foreign taxes paid or accrued during such year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex and the application thereof depends in large part on the U.S. Holder’s individual facts and circumstances.

U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on their disposition of our ordinary shares, including with respect to the availability of the foreign tax credit or deduction in lieu thereof in light of their particular circumstances.

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

Based on an analysis of our income and the value of our assets, we believe that we were not a PFIC for the taxable year ended December 31, 2023, although no assurance can be given due to the highly factual nature of such analysis. Our PFIC status for the current taxable year ending December 31, 2024, will not be determinable until after the close of the year, and it is possible that we may be classified as a PFIC for the current taxable year and for future taxable years. We believe we were a PFIC for each of the 2016–2020 taxable years, and we may have been a PFIC in prior taxable years as well. No assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year, however. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ordinary shares may influence whether we are classified as a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile for biopharmaceutical companies, such as ours, that have not yet achieved commercialization with respect to any of their products). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy cash for active purposes, our risk of being classified as a PFIC will substantially increase. Furthermore, prior to the commercialization of any of our drug candidates, interest and other passive income could constitute more than 75% of our gross income for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the holder receives on our ordinary shares and any gain the U.S. Holder recognizes from a sale or other disposition (including a pledge) of our ordinary shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder on our ordinary shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for our ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for our ordinary shares;

●

amounts allocated to the current taxable year and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be subject to tax as ordinary income;

●	amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest marginal tax rate in effect applicable to the U.S. Holder for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the excess distribution tax treatment discussed in the second preceding paragraph. If a U.S. Holder makes a valid mark-to-market election for our ordinary shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of our ordinary shares as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ordinary shares. The U.S. Holder is allowed a deduction for the excess, if any, of such U.S. Holder’s adjusted basis in our ordinary shares over their fair market value as of the close of the taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on our ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of our ordinary shares, will be treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on our ordinary shares, as well as to any loss realized on the actual sale or disposition of our ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such ordinary shares. The U.S. Holder’s basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such a mark-to-market election, then, in any taxable year for which we are a PFIC, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

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

In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any such lower-tier PFICs.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

A U.S. Holder that owns our ordinary shares during any taxable year that we are a PFIC must generally file an annual report with the IRS regarding their ownership of such shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations with respect to holding and disposing of our ordinary shares if we were, are, or become a PFIC, including the availability and possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

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

Item 11.               Qualitative and Quantitative Disclosures About Market Risk

Interest and Credit Risk

We are not exposed to typical interest rate risk, which is the impact of interest rates on the cost of servicing and repaying debt. Our exposure to interest rate risk arises through movements in regard to interest income we earn on our deposits. We had cash, cash equivalents and restricted cash in the amount of $17.8 million and $34.4 million at December 31, 2023 and December 31, 2022, respectively. We had short-term investments in the amount of $0.2 million and $2.9 million at December 31, 2023 and 2022, respectively. Our cash and short-term investments were held at financial institutions that we believe to be of high credit quality. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Exchange Rate Risk

We are exposed to foreign exchange risk arising from various currency exposures. Our functional currency is primarily U.S. dollars, but a portion of our operating transactions and assets and liabilities are in other currencies, such as RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

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

Our management has evaluated, with the participation of our Chief Executive Officer, who performs the functions of Principal Executive and Financial Officer under Rule 13a-15 under the Exchange Act, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our Principal Executive and Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2023.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management including our Principal Executive and Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to the presence of two material weaknesses related to lack of adequate and timely review of reconciliations and consolidations, resulting in material adjustments, and significant post-closing adjustments; and lack of adequate review of journal entries, resulting in material post-closing adjustments.

Our independent registered public accounting firm, Marcum, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2023.

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

Item 16C.            Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum, our principal external accountant, and Ernst & Young Hua Ming LLP, our former principal external accountant, for the periods indicated.

	Year Ended December 31,
	2022	2023
	(in thousands of U.S. Dollars (“$”))
Audit Fees(1)	$423	$420
Audit-Related Fees(2)	-	20
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	$423	$440

(1)	“Audit Fees” represents the aggregate fees for the interim reviews and annual audit of our financial statements for 2022 and 2023 as well as other assurance service.

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

Item 16F.            Change in Registrant’s Certifying Accountant

On November 14, 2023, our audit committee and board of directors dismissed Ernst & Young Hua Ming LLP, or EY, as our independent registered public accounting firm. Effective January 5, 2024, our audit committee and board of directors appointed Marcum as our independent registered public accounting firm for the fiscal year ended December 31, 2023.

EY’s audit report on the Company’s consolidated financial statements as of and for the years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit report on the consolidated financial statements of the Company for the year ended December 31, 2022 contained an explanatory paragraph regarding the Company stating that there was substantial doubt about the Company’s ability to continue as a going concern.

During the audit for the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through November 14, 2023, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for the years ended December 31, 2022 and 2021, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

During the Company’s two most recent fiscal years ended December 31, 2022 and 2021 and any subsequent interim period prior to the engagement of Marcum on January 5, 2024, neither the Company nor anyone on its behalf has consulted with Marcum on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Marcum that Marcum concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to EY and requested that EY furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of EY’s letter dated April 29, 2024 is attached herewith as Exhibit 16.1.

Item 16G.            Corporate Governance

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We generally follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2023. We expect to hold annual shareholders meetings in the future only if there are matters that require shareholders’ approval. In addition, we may elect in the future not to comply with the Nasdaq requirement that we obtain shareholder approval for material amendments of equity compensation plans (including amendments relating to a material change to permit a repricing of outstanding stock options).

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

Item 16H.            Mine Safety Disclosure

Not applicable.

Item 16I.            Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.            Insider Trading Policies

Not applicable.

Item 16K.            Cybersecurity

Risk Management and Strategy

As an active participant in the biopharmaceutical industry, our company operates within a landscape fraught with diverse cybersecurity risks. These risks have the potential to significantly impact our business, financial standing, and operational outcomes.

Our partnership with a trusted third-party service provider stands as a pivotal pillar in our cybersecurity strategy. Leveraging their expertise, they have crafted and implemented 58 automated lockdown policies, each strategically designed to create safeguards around our digital infrastructure. These policies serve as a sophisticated array of safeguards, actively working to thwart potential breaches before they can even manifest. Moreover, their commitment to our security extends to continuous monitoring measures that operate round-the-clock. This proactive surveillance ensures that any anomalies or suspicious activities are swiftly identified and addressed, minimizing the window of vulnerability.

Complementing this arsenal is the deployment of an EDR (Endpoint Detection and Response) agent, a cutting-edge technology that places us at the forefront of cybersecurity innovation. This agent is not merely a passive observer; it is our vigilant sentinel, constantly scanning and analyzing our network for any aberrations or patterns indicative of cyber threats. Through real-time monitoring, it provides us with invaluable insights into our system's health, promptly flagging any deviations from the norm.

Within our own operations, we uphold a culture of uncompromising security standards. To enhance access controls, we have implemented robust multifactor authentication methods for all personnel accessing our SharePoint and Outlook software. This additional layer of authentication not only bolsters our defenses but also ensures that only authorized individuals can gain entry to sensitive information. Moreover, our stringent email sign-in blocking policy exemplifies our proactive stance towards security. This policy is particularly pivotal during employee transitions, where the potential for security lapses is heightened. Upon an employee’s departure, our Outlook administrators promptly deactivate their email sign-in functionalities, mitigating any risks associated with unauthorized access. These measures collectively form a cohesive and dynamic security framework, safeguarding our assets and ensuring the integrity of our operations in an increasingly digital landscape.

Governance

The Board of Directors oversees risks stemming from cybersecurity threats. Their strategic guidance and informed decisions serve as the cornerstone of our cybersecurity framework. Complementing this oversight, our third-party IT vendor plays a pivotal role in the implementation of comprehensive company-wide cybersecurity policies. Beyond this, they are entrusted with the deployment and management of critical protective software, serving as our frontline defenders against evolving cyber threats. To ensure seamless communication and swift action, they maintain a direct reporting line to the company's IT administrator. This structured reporting mechanism enables prompt notification and collaborative response to any detections or anomalies, fostering a proactive and vigilant stance towards safeguarding our digital assets and operations.

PART III

Item 17.            Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.            Financial Statements

The consolidated financial statements of BeyondSpring Inc. are included at the end of this annual report on Form 20-F.

Item 19.            Exhibits

1.1(1)	Amended and Restated Memorandum and Articles of Association of BeyondSpring Inc.
2.1(1)	Specimen Certificate for Ordinary Shares of BeyondSpring Inc.
2.2(2)	Description of Securities Registered under Section 12 of the Exchange Act
4.1(1)	Consulting Agreement, dated as of June 18, 2013, between Wanchun Pharma and GKOL Inc.
4.2(1)	First Amendment to the Consulting Agreement, dated as of March 30, 2014, among Wanchun Pharma, BeyondSpring U.S. and GKOL Inc.
4.3(11)	Fifteenth Amendment to the Consulting Agreement, dated as of January 1, 2023, between BeyondSpring U.S. and GKOL Inc.
4.4(2)	Sixteenth Amendment to the Consulting Agreement, dated as of July 1, 2023, between BeyondSpring U.S. and GKOL Inc.
4.5(2)	Seventeenth Amendment to the Consulting Agreement, dated as of January 1, 2024, between BeyondSpring U.S. and GKOL Inc.
4.6(2)	Eighteenth Amendment to the Consulting Agreement, dated as of April 1, 2024, between BeyondSpring U.S. and GKOL Inc.
4.7(10)	Second Amended and Restated Employment Agreement, dated as of January 11, 2022, between BeyondSpring U.S. and Lan Huang
4.8(10)	Second Amended and Restated Employment Agreement, dated as of January 11, 2022, between BeyondSpring U.S. and Ramon Mohanlal
4.9(1)	Form of Director and Executive Officer Indemnification Agreement
4.10(1)	BeyondSpring Inc. 2017 Omnibus Incentive Plan and related form agreements
4.11(9)	Amendment to the BeyondSpring Inc. 2017 Omnibus Incentive Plan, effective September 18, 2020
4.12(8)	Form of Director Agreement
4.13(8)	Form of Amendment to Director Agreement
4.14(4)	Letter Agreement with respect to BPI-002 Milestone Stock Bonus Award, dated as of April 11, 2017, between BeyondSpring Inc. and Ramon Mohanlal
4.15(4)	Letter Agreement with respect to BPI-004 Milestone Stock Bonus Award, dated as of April 11, 2017, between BeyondSpring Inc. and Ramon Mohanlal
4.16(5)	Open Market Sale Agreement, dated as of May 21, 2019, between BeyondSpring Inc. and Jefferies LLC
4.17(6)	Amendment No. 1 to the Open Market Sale Agreement, dated as of February 7, 2020, between BeyondSpring Inc. and Jefferies LLC
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

4.20(10)	Letter Agreement, dated as of January 13, 2022, between BeyondSpring U.S. and Lan Huang
4.21(10)	Letter Agreement, dated as of January 13, 2022, between BeyondSpring U.S. and Ramon W. Mohanlal
4.22(11)	Letter Agreement, dated as of March 23, 2023, between BeyondSpring U.S. and Lan Huang
4.23(2)	Letter Agreement, dated as of October 11, 2023, between BeyondSpring U.S. and Lan Huang
4.24(9)	Consulting Agreement, dated as of January 26, 2021, between BeyondSpring Inc. and Jeffrey Vacirca

4.25(10)	Consulting Agreement, dated as of November 6, 2021, between BeyondSpring Inc. and Brendan Delaney
4.26(11)	Separation Agreement, dated as of February 28, 2023, between BeyondSpring U.S. and Ramon W. Mohanlal
4.27(2)	Letter Agreement, dated as of September 17, 2021, between BeyondSpring U.S. and Yingjuan (June) Lu
4.28(2)	Letter Agreement, dated as of March 20, 2024, between BeyondSpring U.S. and Yingjuan (June) Lu
8.1(2)	List of Subsidiaries of BeyondSpring Inc.
12.1(2)	Certification by Principal Executive and Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(3)	Certification by Principal Executive and Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1(2)	Consent of Ernst & Young Hua Ming LLP
15.2(2)	Consent of Marcum LLP
15.3(2)	Consent of Maples and Calder (Hong Kong) LLP
15.4(2)	Consent of Jingtian & Gongcheng
16.1(2)	Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission
97.1(2)	Clawback Policy of BeyondSpring Inc.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed with the Registration Statement on Form F-1 (File No. 333-214610), as amended, initially filed on November 15, 2016, and incorporated herein by reference.

(2)	Filed with this annual report on Form 20-F.

(3)	Furnished with this annual report on Form 20-F.

(4)	Incorporated by reference to the 2016 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 28, 2017.

(5)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on May 22, 2019, and incorporated by reference herein.

(6)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on February 7, 2020, and incorporated by reference herein.

(7)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on July 10, 2019, and incorporated by reference herein.

(8)	Previously filed with Form 6-K of BeyondSpring Inc., filed with the SEC on July 24, 2020, and incorporated by reference herein.

(9)	Incorporated by reference to the 2020 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 30, 2021.

(10)	Incorporated by reference to the 2021 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 14, 2022.

(11)	Incorporated by reference to the 2022 annual report on Form 20-F of BeyondSpring Inc. filed with the SEC on April 18, 2023.

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
Name: Lan Huang
Title: Chief Executive Officer

Date: April 29, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

BeyondSpring Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of BeyondSpring Inc. (the “Company”) as of December 31, 2023, the related consolidated statements of comprehensive loss, shareholders’ deficit and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company has incurred significant losses, has negative cash flow from operations and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrual for research contract costs

As described in Note 2 to the financial statements, the Company has entered into various research and development contracts with research institutions and other companies primarily in China, U.S., Ukraine and Australia. Related payments are recorded as research and development expenses, and accruals are recorded for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of the reporting period and actual results could differ from the Company’s estimates.

The principal consideration for our determination that performing procedures related to the accrual for research contract costs is a critical audit matter is that there was judgment by management in determining the achievement of milestones, patient enrollments and occurrence of other events that creates a present obligation for the Company to pay the research institutions for their services.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, (i) obtaining an understanding of the design and implementation of certain key controls and how management estimates and records the accrued research contract costs; (ii) inspecting clinical trial related contract terms and conditions, and assessing the status of contracts with research institutions through corroborative inquiries with the in-house research personnel; (iii) reviewing subsequent disbursements to determine whether any invoices belong to the period under audit were properly accrued for to identify any unrecorded accrued expenses at year end; (iv) evaluating management’s estimate by retrospectively reviewing the beginning balance of accrued research contract costs and tested the activities of the expenses and payments recorded in the current period; (v) comparing and reconciling the confirmation responses from the research institutions with the accrual balances.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2023.

Costa Mesa, CA

April 29, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of BeyondSpring Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of BeyondSpring Inc. (the Company) as of December 31, 2022, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2015 to 2023.

Beijing, the People’s Republic of China

April 18, 2023

BEYONDSPRING INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		$	$

Assets
Current assets:
Cash and cash equivalents		34,396	7,809
Restricted Cash	2	-	9,941
Short-term investments	3	2,872	193
Advances to suppliers		492	306
Prepaid expenses and other current assets		763	170
Total current assets		38,523	18,419

Noncurrent assets:
Property and equipment, net	5	1,868	1,628
Operating right-of-use assets		5,484	4,397
Other noncurrent assets	13	347	364
Total noncurrent assets		7,699	6,389

Total assets		46,222	24,808

Liabilities and equity

Current liabilities:
Accounts payable		1,081	1,407
Accrued expenses		2,470	2,581
Current portion of operating lease liabilities	12	966	631
Deferred revenue	4	1,351	1,751
Other current liabilities	13	1,484	1,588
Total current liabilities		7,352	7,958

Noncurrent liabilities:
Operating lease liabilities	12	3,995	3,364
Deferred revenue	4	34,221	33,242
Other noncurrent liabilities	13	3,661	3,705
Total noncurrent liabilities		41,877	40,311

Total liabilities		49,229	48,269

Commitments and contingencies	17

Mezzanine equity
Contingently redeemable noncontrolling interests	14	11,074	11,874

Shareholders’ deficit
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 38,999,597 and 39,029,163 shares issued and outstanding as of December 31, 2022 and 2023, respectively)		4	4
Additional paid-in capital		368,857	368,599
Accumulated deficit		(375,276)	(396,302)
Accumulated other comprehensive income	16	436	894

Total BeyondSpring Inc.’s shareholders’ deficit		(5,979)	(26,805)
Noncontrolling interests		(8,102)	(8,530)
Total shareholders’ deficit		(14,081)	(35,335)

Total liabilities, mezzanine equity and shareholders’ deficit		46,222	24,808

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2021	2022	2023
		$	$	$

Revenue	4	1,351	1,351	1,751

Operating expenses
Research and development		(36,888)	(25,582)	(14,635)
General and administrative		(30,703)	(13,008)	(10,230)

Loss from operations		(66,240)	(37,239)	(23,114)
Foreign exchange gain (loss), net		231	(429)	(123)
Interest income		98	195	421
Interest expenses		(87)	(17)	-
Other income, net		1,360	1,373	974

Loss before income tax		(64,638)	(36,117)	(21,842)
Income tax expenses	7	(3,570)	(163)	(106)

Net loss		(68,208)	(36,280)	(21,948)
Less: Net loss attributable to noncontrolling interests		(4,029)	(3,001)	(922)
Net loss attributable to BeyondSpring Inc.		(64,179)	(33,279)	(21,026)

Net loss per share
Basic and diluted	8	(1.64)	(0.85)	(0.54)

Weighted-average shares outstanding
Basic and diluted	8	39,023,643	39,093,246	38,996,463

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment (loss) gain	16	(296)	1,483	725
Unrealized holding gain (loss)	16	5	(5)	-
Comprehensive loss		(68,499)	(34,802)	(21,223)
Less: Comprehensive loss attributable to noncontrolling interests		(4,094)	(2,482)	(655)
Comprehensive loss attributable to BeyondSpring Inc.		(64,405)	(32,320)	(20,568)

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	BeyondSpring Inc.’s shareholders
					Accumulated
			Additional		other		Non	Total
	Ordinary share		paid-in	Accumulated	comprehensive		controlling	equity
	Shares	Amount	capital	deficit	(loss) gain	Subtotal	interests	(deficit)
		$	$	$	$	$	$	$

Balances at January 1, 2021	39,141,913	4	366,451	(277,818)	(297)	88,340	(1,715)	86,625
Share-based compensation (Note 9)	19,287	-	3,234	-	-	3,234	48	3,282
Forfeited restricted shares and cancellation of ordinary shares	(262,408)	-	(310)	-	-	(310)	-	(310)
Exercise of share options	28,771	-	83	-	-	83	-	83
Accretion of contingently redeemable noncontrolling interest	-	-	(258)	-	-	(258)	-	(258)
Other comprehensive loss	-	-	-	-	(226)	(226)	(65)	(291)
Net loss	-	-	-	(64,179)	-	(64,179)	(4,029)	(68,208)

Balances at December 31, 2021	38,927,563	4	369,200	(341,997)	(523)	26,684	(5,761)	20,923
Share-based compensation (Note 9)	72,941	-	1,521	-	-	1,521	141	1,662
Forfeited restricted shares and cancellation of ordinary shares	(907)	-	(7)	-	-	(7)	-	(7)
Accretion of contingently redeemable noncontrolling interest	-	-	(1,857)	-	-	(1,857)	-	(1,857)
Other comprehensive loss	-	-	-	-	959	959	519	1,478
Net loss	-	-	-	(33,279)	-	(33,279)	(3,001)	(36,280)

Balances at December 31, 2022	38,999,597	4	368,857	(375,276)	436	(5,979)	(8,102)	(14,081)
Share-based compensation (Note 9)	105,530	-	547	-	-	547	227	774
Forfeited restricted shares	(75,964)	-	(9)	-	-	(9)	-	(9)
Exercise of share options	-	-	4	-	-	4	-	4
Accretion of contingently redeemable noncontrolling interest	-	-	(800)	-	-	(800)	-	(800)
Other comprehensive income	-	-	-	-	458	458	267	725
Net loss	-	-	-	(21,026)	-	(21,026)	(922)	(21,948)

Balances at December 31, 2023	39,029,163	4	368,599	(396,302)	894	(26,805)	(8,530)	(35,335)

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. Dollars (“$”))

		Year ended December 31,
	Note	2021	2022	2023
		$	$	$
Cash flows from operating activities:
Net loss		(68,208)	(36,280)	(21,948)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation expenses	5	61	232	302
Share-based compensation	9	3,152	1,666	770
Non-cash operating lease expenses		546	912	1,086
Loss on derecognition of operating right-of-use assets		22	-	-
Paycheck Protection Program Loan Forgiveness	6	(635)	-	-
Disposal of property and equipment		-	-	37
Unrealized gain on short-term investments	3	(144)	(19)	(4)
Change in fair value in forward contract	15	(444)	(1,071)	-
Changes in assets and liabilities:
Short-term investments		(13,025)	10,172	2,658
Advances to suppliers		1,770	1,243	186
Prepaid expenses and other current assets		(496)	91	593
Other noncurrent assets		(294)	1,411	(17)
Accounts payable		(560)	(575)	326
Accrued expenses		(1,711)	(1,388)	111
Operating lease liabilities		(518)	(1,455)	(966)
Other current liabilities		2,535	(4,669)	113
Deferred revenue		30,033	(1,351)	249
Other noncurrent liabilities		674	2,930	30
Net cash used in operating activities		(47,242)	(28,151)	(16,474)
Cash flows from investing activities:
Acquisitions of property and equipment		(2,844)	(34)	(100)
Refund from return of property and equipment		-	717	-
Purchase of short-term available-for-sale investments		(44,232)	(32,197)	(1,300)
Sales of short-term investments		1,663	-	-
Proceeds from maturity of short-term available-for-sale investments		25,000	49,761	1,300
Net cash (used in) provided by investing activities		(20,413)	18,247	(100)
Cash flows from financing activities:
Proceeds from issuance of contingently redeemable noncontrolling interests, net of issuance cost		-	5,000	-
Proceeds from exercise of share options		83	-	4
Payments of offering costs		(44)	-	-
Payments of issuance costs of contingently redeemable noncontrolling interests		(38)	-	-
Repayments of loans	6	-	(1,569)	-
Net cash provided by financing activities		1	3,431	4
Effect of foreign exchange rate changes		(258)	(756)	(76)
Net increase (decrease) in cash, cash equivalents and restricted cash		(67,912)	(7,229)	(16,646)
Cash, cash equivalents and restricted cash at beginning of year		109,537	41,625	34,396
Cash, cash equivalents, and restricted cash at end of year		41,625	34,396	17,750

Supplemental disclosures of cash flow information
Interest paid		91	17	-
Interest received		98	136	462
Income taxes paid		22	367	36

Non-cash activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities		1,181	4,411	-
Operating lease right-of-use assets released in exchange for operating lease liabilities		(803)	-	-

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents		41,625	34,396	7,809
Restricted cash		-	-	9,941
Total cash, cash equivalents and restricted cash		41,625	34,396	17,750

The accompanying notes are an integral part of these consolidated financial statements.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

On March 14, 2017, the Company completed its initial public offering (“IPO”) on the NASDAQ Capital Market.

On May 21, 2019, the Company entered into a sales agreement with Jefferies LLC (“Jefferies”) to act as an agent in selling the Company’s ordinary shares in an at-the-market (“ATM”) offering program. As of December 31, 2023, the Company received aggregate gross proceeds of $13,185 on 630,228 ordinary shares sold in respect thereof.

On June 14, 2019 and July 3, 2019, certain investors led by Shenzhen Efung 9th Venture Investment Center (Limited Partnership) (“Efung Capital”) entered into investment agreements with Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”), a subsidiary of the Company, to invest $14,537 (RMB100,000) for a total of 4.76% equity interest of Wanchunbulin. In 2019, the Company received aggregate gross proceeds of $10,083 (RMB70,000) from this equity financing.

On March 22, 2022, Wanchun Hongji (Dalian) Pharmaceuticals Ltd. was incorporated in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of SEED Therapeutics Inc.

In March 2023, BeyondSpring Pharmaceuticals Australia PTY Ltd. (BeyondSpring Australia), a wholly owned subsidiary of the Company, was deregistered in Australia.

As of December 31, 2023, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Group	Principal activities
BeyondSpring Pharmaceuticals Inc. (“BeyondSpring US”)	Delaware, U.S.	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited (“BeyondSpring HK”)	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited (“BVI Biotech”)	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Dalian) Ltd. (“Wanchun Dalian”)	PRC	April 23, 2015	100%	Holding company

Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”)	PRC	May 6, 2015	57.97%	Clinical trial activities

Beijing Wanchun Pharmaceutical Technology Ltd. (“Beijing Wanchun”)	PRC	May 21, 2018	57.97%	Holding company

SEED Therapeutics Inc. (“SEED”)	BVI	June 25, 2019	55.05%	Pre-clinical development activities

SEED Technology Limited (“SEED Technology”)	BVI	December 9, 2019	57.97%	Holding company

SEED Therapeutics US, Inc. (“SEED US”)	Delaware, U.S.	November 25, 2020	55.05%	Pre-clinical development activities

Wanchun Hongji (Dalian) Pharmaceuticals Ltd. (“Wanchun Hongji”)	PRC	March 22, 2022	55.05%	Pre-clinical development activities

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future and has primarily funded these losses through equity financings. The Company incurred a net loss of $21,948 during 2023 and has an accumulated deficit of $396,302 as of December 31, 2023. Net cash used in operations was approximately $16,474 for the year of 2023. As of December 31, 2023, the Company had $10,461 of working capital and $17,943 of cash and cash equivalents, restricted cash, and short-term investments on hand.

The continuing operations of the Company depend upon the Company’s ability to obtain necessary financing to fund its working capital requirement. These consolidated financial statements have been prepared in accordance with U.S. GAAP, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include, but are not limited to, share-based compensation, clinical trial accruals, valuation allowance for deferred tax assets, estimating uncertain tax positions, measurement of right-of-use assets and lease liabilities, fair value of financial instruments, estimating the allowance for credit losses, impairment of long-lived assets and estimating of useful life for property and equipment. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Restricted Cash

Cash or cash equivalent that is legally restricted as to withdrawal or usage is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. As of December 31, 2023, the Company’s restricted cash represents bank deposits judicially frozen by the court as an interim and conservatory measure for the arbitration with Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”).

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

Advances to suppliers

Advances to suppliers consist of cash to contractors and vendors for services and materials that have not been provided or received. Advances to suppliers are reviewed periodically to determine whether their carrying values have become impaired. The Company considers the assets to be impaired if it is doubtful that the services and materials will be or can be provided by the suppliers. As of December 31, 2022, and 2023, there were no allowances provided.

Leases

The Company determines if an arrangement is a lease or contains a lease at lease inception. For leases with lease and non-lease components, the Company has elected to apply the practical expedient to not separate the lease component and its associated non-lease component. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842, Leases (“ASC842”). The Company’s lease portfolio consists entirely of operating leases as of December 31, 2022 and 2023. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Government grants

Government grants consist of cash subsidies received by the Company’s subsidiaries in PRC from local governments. Grants relating to assets are recognized in the consolidated balance sheets upon receipt and amortized as other income over the weighted average useful life of the related assets. Grants relating to income that involves no conditions or continuing performance obligations of the Company are recognized as other income upon receipt. Grants received with government specified performance obligations are recognized as other income when such obligations have been fulfilled.

For the year ended December 31, 2023, the Company received cash subsidies of $831 for research and development expenses incurred in the past. The amount is recognized as other income upon receipt as no further performance by the Company is required. The Company did not receive government grants for the years ended December 31, 2022 and 2021.

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

Impairment of long-lived assets

The Company evaluates long-lived assets such as laboratory equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). The Company recognizes an impairment loss when the fair value less cost to sell, if any, is less than their carrying values. For the years ended December 31, 2021, 2022 and 2023, the Company did not record any impairment losses on its long-lived assets.

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

Financial instruments of the Company primarily include cash and cash equivalents, short-term investments, accounts payable, contingently redeemable noncontrolling interests, and forward contract. The redeemable noncontrolling interests were initially recorded at issuance price net of issuance costs. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable noncontrolling interests to equal the redemption value at the end of each reporting period. The Company measures its financial products issued by commercial banks at fair value on a recurring basis based on quoted subscription/redemption price published by the relevant banks. The fair value of the forward contract is determined on recurring basis with the assistance of an independent third-party valuation firm. The carrying values of cash and cash equivalents, accounts payable, and time deposits approximated their fair values due to their short-term nature.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s chief operating decision maker (the “CODM”), which is the Chief Executive Officer. Starting from 2022, the Company realigned its operations into two reportable segments, Plinabulin pipeline and Targeted Protein Degradation (“TPD”) platform, as the CODM manages and assesses the Company’s performance and operating results of Plinabulin pipeline and TPD platform separately to allocate resources. The Plinabulin pipeline focuses on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. The Company’s lead asset, Plinabulin, a selective immunomodulating microtubule-binding agent, is being developed as a “pipeline in a drug” in a number of cancer indications. The TPD platform is utilizing a unique “molecular glue” technology to develop innovative therapeutic agents and discover and develop new chemical entities for the most debilitating diseases and disorders.

Accordingly, the consolidated financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC 280, Segment Reporting.

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

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity (deficit) of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive income (loss) includes net loss, foreign currency translation adjustments and unrealized holding gains (loss) associated with available-for-sale debt securities, and is presented in the consolidated statements of comprehensive loss.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Share-based compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its share-based payments for both employees and non-employees. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. Equity classified share-based awards are recognized in the consolidated financial statements based on their grant date fair values. Liability classified awards are measured at the fair value of the award on the grant date and remeasured at each reporting period at fair value until the award is settled. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards for all employee equity awards granted with graded vesting based on service condition. The Company uses the accelerated method for all awards granted with performance and/or market conditions. Compensation expense is recognized for awards containing performance conditions only to the extent that it is probable that those performance conditions will be met. Market conditions are included in the determination of the estimated grant-date fair value of share-based awards. Compensation costs related to awards with a market condition are recognized over the requisite service period regardless of whether the market condition is satisfied. The Company elected to account for forfeitures in the period they occur as a reduction to expense.

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

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and short-term investments. The Company’s cash and cash equivalents, restricted cash and short-term investments are held at financial institutions that management believes to be of high credit quality. As of December 31, 2022 and 2023, cash and cash equivalents and restricted cash were held by financial institutions located in the U.S. and PRC and short-term investments were held by financial institutions located in PRC.

PRC state-owned banks, such as China Merchants Bank, Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable financial institutions with high rating rates to place its currencies. The Company regularly monitors the rating of the financial institutions to avoid any potential defaults. The Company has not experienced any losses on cash and cash equivalents, restricted cash and short-term investments to date. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Business, customer, political, social and economic risks

The Company participates in a dynamic biopharmaceutical industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for services and products; competitive pressures due to existing competitors and new entrants; advances and new trends in new drugs and industry standards; changes in clinical research organizations and other key vendors; changes in certain strategic relationships or customer relationships; regulatory considerations; intellectual property considerations; and risks associated with the Company’s ability to attract and retain employees necessary to support its operations. The Company’s operations could also be adversely affected by significant political, economic and social uncertainties in PRC and in relations between PRC and the U.S.

Business risk

The Company relies on third parties to support clinical development activities, trials and the manufacturing process for product candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, the Company may not be able to obtain regulatory approval for the Company’s drug candidates and the Company’s business could be substantially impacted. The Company’s main activities are in the U.S. and PRC.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of RMB against the U.S. dollar was approximately 2.3% for the year ended December 31, 2021, the depreciation of RMB against the U.S. dollar was approximately 8.2% for the year ended December 31, 2022, and the depreciation of RMB against the U.S. dollar was approximately 2.9% for the year ended December 31, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Recent accounting pronouncements

New accounting standards which have not yet been adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This update requires disclosure of incremental segment information on an annual and interim basis. This update is effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024. Early adoption is permitted. This guidance should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update requires that public entities on an annual basis, (1) in the rate reconciliation, disclose specific categories and provide additional information for reconciling items that meet a quantitative threshold; (2) about income taxes paid, disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and by individual jurisdiction in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received); and (3) disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) disaggregated by federal, state, and foreign. This update is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. This guidance should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial statements.

3.	Short-term investments

Short-term investments as of December 31, 2022 and 2023 are summarized below:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value (Net carrying amount)
	$	$	$	$
As of December 31, 2022
Trading debt securities
Financial products issued by commercial banks	2,853	19	-	2,872

Total at December 31, 2022	2,853	19	-	2,872

As of December 31, 2023
Trading debt securities
Financial products issued by commercial banks	189	4	-	193

Total at December 31, 2023	189	4	-	193

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Under the Lilly Collaboration Agreement, Lilly paid SEED an upfront non-refundable fee of $10,000 in November 2020. In addition, SEED will also be eligible to receive up to approximately $780,000 in potential pre-clinical discovery, clinical and regulatory development milestone payments, as well as commercial milestones and royalty payments based on net sales of products that result from the collaboration. As of December 31, 2023, SEED has received $2,000 of these milestone payments for pre-clinical discovery. The Lilly Collaboration Agreement is within the scope of ASC 808, as both parties are active participants and are exposed to the risks and rewards dependent on the commercial success of the activities performed under the agreement. The Company further determined the collaboration is reflective of a vendor-customer relationship and therefore within the scope of ASC 606.

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

The Lilly Collaboration Agreement and the A2 SPA were combined and accounted for as a single arrangement since they were entered into at the same time. The total cash proceeds of $15,000 received from Lilly under the Lilly Collaboration Agreement and the A2 SPA were allocated to the Series A-2 Preferred Shares and the Forward at their fair value with the residual balance to the collaboration arrangement as follows:

November 20, 2020
$

Collaboration arrangement – research and development services	9,455
Fair value of Series A-2 Preferred Shares (Note 14)	5,267
Fair value of the Forward (Note 15)	278
Total cash proceeds	15,000

The Company recognized collaboration revenue of $1,351 and $1,751 related to the Lilly Collaboration Agreement for the years ended December 31, 2022 and 2023, respectively. Revenue recognized in each year were from amounts included in contract liabilities at the beginning of the year and milestone payments received during the year, if any.

Jiangsu Hengrui Pharmaceuticals Co., Ltd.

On August 25, 2021, the Company’s subsidiary, Wanchunbulin, entered into an exclusive commercialization and co-development agreement (“Hengrui Collaboration Agreement”) with Hengrui, pursuant to which Wanchunbulin granted Hengrui exclusive rights to commercialize Plinabulin in all indications (the “Plinabulin Products”) in mainland China, Hong Kong, Macau and Taiwan (the “Greater China”). Under the terms of Hengrui Collaboration Agreement, Hengrui assumed all commercialization responsibilities for the Plinabulin Products effective September 22, 2021, including sales and marketing, and Wanchunbulin agreed to provide services to Hengrui, including manufacture and supply of the Plinabulin Products. Wanchunbulin and Hengrui may further participate in the research and development of the Plinabulin Products for additional indications other than prevention of chemotherapy-induced neutropenia (“CIN”) and 2nd/3rd line treatment of non-small cell lung cancer (“NSCLC”), and each will share 50% of the research and development costs. The Hengrui Collaboration Agreement will remain effective until the patent protection period of all Plinabulin Products related intellectual properties expires.

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

The Hengrui Collaboration Agreement is within the scope of ASC 808 as both parties are active participants and are exposed to the risks and rewards dependent on the commercial success of the activities performed under the agreement. The Company identified the following material components under the agreement: (1) license of exclusive commercialization rights of the Plinabulin Products (the “License”), (2) the manufacturing and supply of the Plinabulin Products (the “Manufacturing and Supply Services”), and (3) research and development of the Plinabulin Products for additional indications. The Company further determined the license of exclusive commercialization rights of the Plinabulin Products and the manufacturing and supply of the Plinabulin Products are reflective of a vendor-customer relationship and therefore within the scope of ASC 606, and research and development of the Plinabulin Products for additional indications is not a promise to a customer within the scope of ASC 606.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

4.	Collaboration revenue (continued)

Jiangsu Hengrui Pharmaceuticals Co., Ltd. (continued)

The Company determined that the License and the Manufacturing and Supply Services are not distinct from each other and represent a single performance obligation. The transaction price of the arrangement was the upfront payment of $31,039 (RMB200,000). The development and commercialization milestone payments and the minimum royalty payments are fully constrained at contract inception due to uncertainty of achievement and are not included in the transaction price. The transaction price allocated to the License and Manufacturing and Supply Services, as a combined performance obligation, will be recognized as revenue over time using unit of delivery measure of progress, as the Company believes that it faithfully depicts the Company’s performance toward complete satisfaction of the performance obligation. The Company did not recognize any revenues from the Hengrui Collaboration Agreement for the years ended December 31, 2021, 2022 and 2023, and recorded the entire upfront non-refundable fee received as deferred revenue.

5.	Property and equipment, net

Property and equipment consisted of the following:

	December 31,
	2022	2023
	$	$

Office equipment	549	495
Laboratory equipment	1,499	1,585
Motor vehicles	99	97
Leasehold improvements	272	272

	2,419	2,449
Less: accumulated depreciation	(551)	(821)

Property and equipment, net	1,868	1,628

Depreciation expenses for the years ended December 31, 2021, 2022 and 2023 were $61, $232 and $302, respectively.

6.	Long-term loans

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bore a floating interest rate benchmarking RMB loan interest rate of financial institution in the PRC. The loan’s interest rate was 5.25% as of December 31, 2021. The loan was guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. In March 2022, the outstanding balance of the loan of $1,569 (RMB10,000) was fully repaid.

On May 3, 2020, the Company obtained a two-year term loan with a principal amount of $635 from Citibank, North America (“Citibank”) under a Paycheck Protection Program initiated by U.S. Small Business Administration (“SBA”). The loan bore an annual interest rate of 1% and the maturity date is May 3, 2022. In July 2021, the loan under the Paycheck Protection Program was fully forgiven, and the Company recognized $635 of gain in other income.

7.	Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to income tax under the current laws of the Cayman Islands.

BVI

BeyondSpring Ltd., BVI Biotech, SEED and SEED Technology are all incorporated in the BVI and are not subject to income tax under the current laws of the BVI.

U.S.

BeyondSpring US and SEED US are incorporated in Delaware, the U.S. They are subject to statutory U.S. Federal corporate income tax at a rate of 21% for all years presented.

Australia

BeyondSpring Australia is incorporated in Australia and is subject to corporate income tax at a rate of 30%. BeyondSpring Australia had no taxable income for all years presented and therefore, no provision for income taxes is required. BeyondSpring Australia was deregistered in Australia in March 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

The components of loss (income) before income tax are as follows:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Cayman Islands	5,652	3,522	2,100
U.S.	34,318	13,144	8,305
PRC	6,368	7,253	2,674
BVI	18,336	12,831	8,757
Australia	(36)	(633)	6

Loss before income tax	64,638	36,117	21,842

Income tax expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Current income tax	3,570	163	106
Deferred income tax	-	-	-

Income tax expenses	3,570	163	106

A reconciliation of the differences between income tax expenses and the amount computed by applying the U.S. Federal corporate income tax rate of 21% for the years of 2021, 2022 and 2023 are as follows. The U.S. statutory tax rate is being used as this is the jurisdiction of the primary operations:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Loss before income tax	64,638	36,117	21,842

Expected income tax benefit	13,574	7,585	4,566
Tax rate difference	(3,796)	(2,253)	(1,800)
Non-deductible expenses	(788)	812	20
Research tax credits	1,096	1,437	359
Non-taxable income	21	-	-
Tax preference	3,755	(667)	(336)
Others	(262)	(216)	389
Current and deferred tax rate differences	-	672	383
Stock Compensation Expense - Windfall	-	-	(807)
R&D super deduction	-	389	409
Interest expenses	-	(315)	(523)
Change in valuation allowance	(17,170)	(7,607)	(2,766)

Total income tax (expenses)	(3,570)	(163)	(106)

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

7.	Income Taxes (continued)

Net deferred tax assets as of December 31, 2022 and 2023 consisted of the following:

	December 31,
	2022	2023
	$	$
Deferred tax assets:
Net operating loss carryforward	26,571	28,325
Deferral of tax deduction of R&D expenses	6,857	6,820
Mandatory R&D Capitalization	3,819	5,602
Share-based compensation	1,591	1,687
Deferred Incentive Compensation	-	24
Deferred revenue	8,630	7,699
Research tax credits	5,295	5,698
Operating lease liabilities	1,043	841
Accruals and reserves	21	400
Total deferred tax assets	53,827	57,096

Deferred tax liabilities:
Unrealized gain	(41)	(46)
Depreciation	(346)	(345)
Operating lease right-of-use assets	(1,153)	(925)
Total deferred tax liabilities	(1,540)	(1,316)

Total gross deferred tax assets	52,287	55,780
Less: valuation allowance	(52,287)	(55,780)

Net deferred tax assets	-	-

The Company operates through several subsidiaries and valuation allowances are considered for each of the subsidiaries on an individual basis. The Company recorded a valuation allowance against deferred tax assets of those subsidiaries that are individually in a three-year cumulative loss, or in a cumulative loss and not forecasting profits in the foreseeable future as of December 31, 2022 and 2023. As of December 31, 2023, the Company continues to assert indefinite reinvestment on the excess of the financial reporting bases over tax bases in the Company’s investments in foreign subsidiaries. A deferred tax liability of nil has not been established for the approximately nil of cumulative undistributed foreign earnings that may be subject to withholding taxes.

As of December 31, 2023, the Company had U.S. and PRC tax loss carryforwards of approximately $122,818 and $11,721, respectively. For losses incurred in the U.S. in years after December 31, 2017, the Tax Cuts and Jobs Act included a limitation on the deduction for net operating losses to 80% of current year taxable income and a provision where such losses can be carried forward indefinitely. $18,347 of loss carryforwards generated prior to 2018 are not limited in their current usage and can be carried forward for 20 years after the year they were generated. Whereas the PRC unused tax losses can be carried forward for 10 years and $11,748 will fully expire by 2027 if not utilized.

As of December 31, 2022 and 2023, the Company had unrecognized tax benefits of $3,634 and $3,194, respectively, of which $1,391 and $1,348, respectively, were offset against the deferred tax assets on tax losses carried forward, and the remaining amount of $2,243 and 1,846, respectively, which if ultimately recognized, would impact the effective tax rate. The gross unrecognized tax benefits for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Beginning balance, as of January 1	730	1,065	3,634
Additions based on tax positions related to prior tax years	283	3,099	-
Reductions based on tax positions related to prior tax years	-	(608)	(440)
Additions based on tax positions related to current tax year	52	78	-
Ending balance, as of December 31
	1,065	3,634	3,194

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. For the year ended December 31, 2021, the Company did not recognize interest and penalties accrued related to unrecognized tax benefits in income tax expenses. For the years end December 31, 2022 and 2023, the Company recognized $315 and $523 interest accrued respectively related to unrecognized tax benefits in income tax expense. The Company had approximately $518 and $1,041 in accumulated accrued interest and penalties recorded in other current liabilities as of December 31, 2022 and 2023, respectively.

The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months, and the fluctuation in deferred taxes would essentially be offset by a valuation allowance. The Company’s subsidiaries in the U.S., Australia and PRC filed income tax returns in the U.S., Australia and PRC, respectively. For the entities in the U.S., the tax returns are subject to U.S. federal and state income tax examination by tax authorities for tax years beginning in 2020. For the entity in Australia, the tax returns are open to examination by Australian Taxation Office for tax years beginning in 2020. For entities in the PRC, the tax returns for tax years after 2018 are open to examination by the PRC tax authorities.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

8.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Year Ended December 31,
	2021	2022	2023
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(64,179)	$(33,279)	$(21,026)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	39,023,643	39,093,246	38,996,463

Net loss per share —basic and diluted	$(1.64)	$(0.85)	$(0.54)

The effects of all share options and unvested restricted shares were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive during the years ended December 31, 2021, 2022, and 2023.

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

Restricted Shares

The following table summarizes the Company’s restricted share activities under the 2017 Plan:

	Number of shares	Weighted average grant date fair value
		$
Outstanding at December 31, 2020	130,946	17.30
Granted	15,164	14.64
Vested	(22,683)	14.78
Forfeited	(40,679)	14.00
Outstanding at December 31, 2021	82,748	19.12
Granted	1,359	2.85
Vested	(6,216)	11.10
Forfeited	(907)	11.03
Outstanding at December 31, 2022	76,984	19.57
Granted	101,098	1.18
Vested	(102,118)	1.28
Forfeited	(75,964)	19.69
Outstanding at December 31, 2023	-	-
Expected to vest at December 31, 2023	-	-

The total fair value of restricted shares vested during the years ended December 31, 2021, 2022 and 2023 was $273, $24 and $121, respectively.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

9.	Share-based compensation (continued)

Share options

The following table summarizes the Company’s share option activities under the 2017 Plan:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		$	$	Years	$
Outstanding at December 31, 2020	1,939,049	14.12		9.38
Granted	1,134,672	11.24	8.19
Exercised	(98,500)	16.13	9.66		473
Forfeited	(307,883)	14.52	9.06
Outstanding at December 31, 2021	2,667,338	12.77		8.82	-
Granted	615,407	3.94	2.98
Exercised	(60,000)	10.81	7.81
Forfeited	(1,212,306)	12.93	8.54
Outstanding at December 31, 2022	2,010,439	10.03		7.84	15
Granted	760,723	1.14	0.88
Forfeited	(905,936)	9.91	6.65
Outstanding at December 31, 2023	1,865,226	6.46		7.66	-
Exercisable as of December 31, 2023	752,240	8.06		6.77	-
Vested and expected to vest at December 31, 2023	1,501,346	5.40		7.87	-

As of December 31, 2023, there was $516 of total unrecognized share-based compensation cost, related to unvested and expected to vest share options. This unrecognized share- based compensation cost is expected to be recognized over an estimated weighted-average period of 1.09 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future. The intrinsic value of a share option is the difference between the market price of the ordinary share at the measurement date and the exercise price of the option. There is no intrinsic value for options outstanding and exercisable as of December 31, 2023 as the closing share price at the end of 2023 was lower than the exercise price of these share options.

The total fair value of share options vested during the years ended December 31, 2021, 2022 and 2023 was $2,158, $906 and $367, respectively.

Fair value of options

The Black-Scholes-Merton formula was applied in determining the estimated fair value of the share options granted without market conditions. The model requires the input of assumptions including the estimated expected share price volatility and the expected terms of awards. The Company historically has limited available historical data to demonstrate consistent early exercise behavior. To determine the expected term of the awards, the Company applied a simplified method considering factors including the timing of achieving various performance conditions and their respective probabilities as well as the contractual life of the options. The determination of the expected terms for awards with performance conditions involves the application of management’s judgment. The risk-free interest rates for the periods within the expected term of the option are based on the U.S. Treasury rate. The volatility assumption was estimated based on the historical volatility of the Company’s share price.

The following table presents the assumptions used in Black-Scholes-Merton formula to estimate the fair values of the share options granted in the years presented:

	For the year ended December 31,
	2021			2022			2023

Fair value of ordinary share	9.48	~	31.31	1.14	~	3.48	0.77	~	1.75
Risk-free interest rate	0.37%	~	1.47%	1.23%	~	3.16%	3.47%	~	4.29%
Expected term (years)	5.0	~	7.49	3.05	~	6.00	5.07	~	6.00
Expected volatility	75%	~	90%	100%	~	115%			105%
Expected dividend yield			0%			0%			0%
Contractual life (years)			10	5	~	10			10

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

A total of 370,000 share options granted in May 2021 are subject to market conditions. 170,000 of these options were forfeited in 2022 and 135,000 in 2023, respectively. The following table presents the assumptions used in Monte Carlo Simulation model to estimate the fair values of the share options granted:

For the year ended December 31, 2021
Exercise price	10.18
Fair value of ordinary share	10.71
Risk-free interest rate	1.63%
Contractual term (years)	10
Expected volatility	75%
Expected dividend yield	0%

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

The long-term incentive awards are classified as liability awards. As of December 31, 2023, the Company has issued a total of 3,486 ordinary shares with a total fair value of $37. Compensation expense recognized for the years ended December 31, 2021, 2022 and 2023 was $204, $32 and $20 respectively. As of December 31, 2023, there was $45 of total unrecognized share-based compensation cost, related to unvested and expected to vest long-term incentive awards. This unrecognized share-based compensation cost is expected to be recognized over an estimated weighted-average period of 1.12 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

The following table summarizes total share-based compensation expense recognized under 2017 Plan for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
	$	$	$
Research and development	901	859	(181)
General and administrative	2,251	725	735

Total	3,152	1,584	554

SEED 2022 Share Incentive Plan

In 2022, SEED adopted its 2022 Share Incentive Plan (the “SEED Plan”). Under this plan, SEED has granted share options to some of its employees and consultants, which will be settled by SEED in its ordinary shares upon exercise of those options. These awards are generally subject to a four-year or five-year time-based vesting schedule as determined by the administrator of the plan.

The following table summarizes SEED’s share option activities under the 2022 Plan:

	Number of options	Weighted average exercise price	Weighted	Weighted average remaining	Aggregate intrinsic value
		$	$	Years	$
Outstanding at December 31, 2021	-	-		-	-
Granted	1,281,000	0.50	0.38
Forfeited	(93,000)	0.50	0.36
Outstanding at December 31, 2022	1,188,000	0.50		9.69	-
Granted	172,000	0.50	0.32
Exercised	(8,000)	0.50	0.40		-
Forfeited	(95,000)	0.50	0.36
Outstanding at December 31, 2023	1,257,000	0.50		8.82	-
Exercisable as of December 31, 2023	436,500	0.50		8.84	-
Vested and expected to vest at December 31, 2023	1,257,000	0.50		8.82	-

As of December 31, 2023, there was $178 of total unrecognized share-based compensation cost, related to unvested and expected to vest share options under the SEED Plan. This unrecognized share-based compensation cost is expected to be recognized over an estimated weighted-average period of 2.09 years. The total fair value of share options vested during the years ended December 31, 2022 and 2023 was $11 and $127, respectively.

The Black-Scholes-Merton formula was applied in determining the estimated fair value of the share options granted by SEED. The following table presents the assumptions used in Black-Scholes-Merton formula to estimate the fair values of the share options granted in the years presented:

	For the year ended December 31,
	2022			2023

Fair value of ordinary share	0.44	~	0.50	0.19	~	0.44
Risk-free interest rate	2.54%	~	3.75%	3.47%	~	4.73%
Expected term (years)	5.25	~	6.50	5.04	~	6.50
Expected volatility	99.34%	~	106.73%	105.97%	~	141.40%
Expected dividend yield			0%			0%
Contractual life (years)			10			10

The following table summarizes total share-based compensation expense recognized under the SEED Plan for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
	$	$
Research and development	71	89
General and administrative	10	127

Total	81	216

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

10.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing funds and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $303, $236 and $150 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of loans, advances or cash dividends. As of December 31, 2022 and 2023, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to nil and nil, respectively.

12.	Leases

The Company has operating leases for offices and a laboratory in the U.S. Total expenses incurred under the operating leases for the years ended December 31, 2021, 2022 and 2023 were $725, $1,107 and $1,285, respectively. Total expenses incurred under short-term leases for the years ended December 31, 2021, 2022 and 2023 were $20, $116 and $53, respectively. The short-term lease commitments were nil as of December 31, 2023.

Maturities of operating lease liabilities as of December 31, 2023 are as follows:

$

Year ending December 31, 2024	785
Year ending December 31, 2025	804
Year ending December 31, 2026	824
Year ending December 31, 2027	521
Year ending December 31, 2028	537
Year ending December 31, 2029 and thereafter	1,027
Total lease payments	4,498
Less: imputed interest	(503)

Present value of lease liabilities	3,995

Other supplemental information related to leases is summarized below:

	Year ended December 31,
	2022	2023
	$	$

Operating cash flows used in operating lease	1,471	1,236

	As of December 31,
	2022	2023

Weighted average remaining lease term (years)	6.61	6.14
Weighted average discount rate	3.6%	3.4%

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

13.	Supplemental balance sheet information

Other noncurrent assets consist of the following:

	December 31,
	2022	2023
	$	$

Deductible input value-added tax	8	32
Others	339	332

Total	347	364

Other current liabilities consist of the following:

	December 31,
	2022	2023
	$	$

Compensation related	1,330	1,429
Professional services	6	52
Income tax and other taxes payable	32	16
Others	116	91

Total	1,484	1,588

Other noncurrent liabilities consist of the following:

	December 31,
	2022	2023
	$	$

Compensation related	85	112
Income tax payable	3,240	3,238
Other taxes payable	336	355

Total	3,661	3,705

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

a.

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

b.

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

c.

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

Conversion rights

Each Preferred Share shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable ordinary shares of SEED as at an initial conversion ratio of 1:1 adjusted for share splits, share dividends, recapitalizations and similar transactions.

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

The holder of the Series A-2 Preferred Shares of SEED has the ability to convert the instrument into SEED’s ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Series A-2 Preferred Shares of SEED to determine if there were any embedded derivatives requiring bifurcation. The conversion option of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the underlying ordinary shares of SEED are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

On June 13, 2022, upon successfully achieving the conditions set under the A2 SPA, the Company received $5,000 proceeds from Lilly in exchange for an additional 1,990,000 shares of Series A-2 Preferred Shares. The fair value of the Series A-2 Preferred Shares and the Forward on the settlement date was determined to be $3,763 and $1,237, respectively. The Company determined the fair value of Series A-2 Preferred Shares and the Forward with the assistance of an independent third-party valuation firm.

The contingently redeemable noncontrolling interests for the years ended December 31, 2022 and 2023 is summarized below:

Contingently redeemable noncontrolling interests
$
Balance as of December 31, 2021	5,454
Issuance	3,763
Accretion to redemption value	1,857
Balance as of December 31, 2022	11,074
Accretion to redemption value	800
Balance as of December 31, 2023	11,874

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

16.	Accumulated other comprehensive income (loss)

The movement of accumulated other comprehensive income (loss) was as follows:

	Foreign currency translation adjustments	Unrealized gain (loss) on available-for-sale securities	Total
	$	$	$

December 31, 2021	(528)	5	(523)
Current period other comprehensive income (loss)	964	(5)	959
December 31, 2022	436	-	436
Current period other comprehensive income (loss)	472	-	458
December 31, 2023	908	-	894

17.	Commitments and contingencies

Legal proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. As of December 31, 2023, the Company’s subsidiary, Wanchunbulin, was a party to an arbitration proceeding initiated by Hengrui with respect to a commercialization and co-development agreement with Hengrui (“Hengrui Arbitration”). As an interim and conservatory measure for the arbitration, approximately RMB70,000 (approximately $9,600) of Wanchunbulin’s assets were seized and frozen on a temporary basis, pending a decision on the merits by the arbitral tribunal. Such seized and frozen assets are reflected in the Company’s balance sheet as of December 31, 2023 as “Restricted Cash.”. On January 10, 2024, the arbitral tribunal at China International Economic and Trade Arbitration Committee issued a final award with respect to the Hengrui Arbitration, denying all claims made by Hengrui. As a result, all of Wanchunbulin’s assets that have been seized and frozen pending a decision by the arbitral tribunal were returned to Wanchunbulin in February 2024.

Commitments

Wanchunbulin, a subsidiary of the Company, has entered into a government grant agreement with specific local authorities in PRC. Wanchunbulin commits to staying within designated districts, maintaining current tax jurisdictions, and retaining its registered capital, until 2033. Wanchunbulin also undertakes not to establish additional entities in other jurisdictions within Greater China for the purposes of conducting research, development, and commercialization activities related to Plinabulin, provided such activities fall within the scope of the government grant agreement. Otherwise, Wanchunbulin may be required to refund the grants.

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

The table below provides a summary of the Company’s operating segment operating results for the year ended December 31, 2021:

	Year ended December 31, 2021
	Plinabulin pipeline	TPD platform	Intersegment eliminations	Consolidated
	$	$	$	$

Revenue	-	1,351	-	1,351

Operating expenses
Research and development	(32,077)	(4,851)	40	(36,888)
General and administrative	(29,737)	(1,166)	200	(30,703)

Loss from operations	(61,814)	(4,666)	240	(66,240)
Total other income (expenses), net	1,382	460	(240)	1,602

Loss before income tax	(60,432)	(4,206)	-	(64,638)
Income tax expenses	(3,218)	(352)	-	(3,570)

Net loss	(63,650)	(4,558)	-	(68,208)
Less: Net loss attributable to noncontrolling interests	(4,029)	-	-	(4,029)
Net loss attributable to BeyondSpring Inc.	(59,621)	(4,558)	-	(64,179)

The table below provides a summary of the Company’s operating segment operating results for the year ended December 31, 2022:

	Year ended December 31, 2022
	Plinabulin pipeline	TPD platform	Intersegment eliminations	Consolidated
	$	$	$	$

Revenue	-	1,351	-	1,351

Operating expenses
Research and development	(18,180)	(7,442)	40	(25,582)
General and administrative	(11,346)	(1,862)	200	(13,008)

Loss from operations	(29,526)	(7,953)	240	(37,239)
Total other income (expenses), net	400	962	(240)	1,122

Loss before income tax	(29,126)	(6,991)	-	(36,117)
Income tax expenses	(227)	64	-	(163)

Net loss	(29,353)	(6,927)	-	(36,280)
Less: Net loss attributable to noncontrolling interests	(3,001)	-	-	(3,001)
Net loss attributable to BeyondSpring Inc.	(26,352)	(6,927)	-	(33,279)

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

18.	Segment reporting and geographic information (continued)

The table below provides a summary of the Company’s operating segment operating results for the year ended December 31, 2023:

	Year ended December 31, 2023
	Plinabulin pipeline	TPD platform	Intersegment eliminations	Consolidated
	$	$	$	$

Revenue	-	1,751	-	1,751

Operating expenses
Research and development	(7,312)	(7,363)	40	(14,635)
General and administrative	(8,009)	(2,421)	200	(10,230)

Loss from operations	(15,321)	(8,033)	240	(23,114)
Total other income (expenses), net	1,398	114	(240)	1,272

Loss before income tax	(13,923)	(7,919)	-	(21,842)
Income tax expenses	(92)	(14)	-	(106)

Net loss	(14,015)	(7,933)	-	(21,948)
Less: Net loss attributable to noncontrolling interests	(922)	-	-	(922)
Net loss attributable to BeyondSpring Inc.	(13,093)	(7,933)	-	(21,026)

For the years ended December 31, 2021, 2022 and 2023, the Company recognized revenue of $1,351, $1,351, and $1,751 respectively. All of the Company’s revenue was derived from the U.S. for the years ended December 31, 2021, 2022 and 2023. The Company’s long-lived assets by geographic area are presented as follows:

	December 31,
	2022	2023
	$	$
Property and equipment, net:

PRC	90	60
U.S.	1,778	1,568

Total	1,868	1,628

19.	Fair value measurements

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2023 are summarized below:

		Fair value measurement
Recurring fair value measurement	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	$	$	$	$

As of December 31, 2022
Assets:
Trading debt securities
Financial products issued by commercial banks	2,872	-	2,872	-
Total assets measured at fair value	2,872	-	2,872	-
As of December 31, 2023
Assets:
Trading debt securities
Financial products issued by commercial banks	193	-	193	-
Total assets measured at fair value	193	-	193	-

BEYONDSPRING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”),

except for number of shares and per share data)

19.	Fair value measurements (continued)

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

Forward contract
$

Balance as of December 31, 2020 (liability)	(278)
Gains from changes in fair value	444

Balance as of December 31, 2021 (asset)	166
Gains from changes in fair value	1,071
Settlement during the year	(1,237)

Balance as of December 31, 2022	-

20.	Subsequent events

On January 10, 2024, the arbitral tribunal at China International Economic and Trade Arbitration Committee issued a final award with respect to the Hengrui Arbitration, denying all claims made by Hengrui. As a result, all of Wanchunbulin’s assets that have been seized and frozen pending a decision by the arbitral tribunal were returned to Wanchunbulin in February 2024.

On March 22, 2024, the Company’s subsidiary, SEED, received $1,000 from Lilly upon achievement of certain pre-clinical discovery milestone under the Lilly Collaboration Agreement.